Exhibit 99.1

NOUVEAU MONDE GRAPHITE

Québec, Canada

Prepared for:
Nouveau Monde Graphite

Effective Date: March 25, 2025
Signature Date: March 31, 2025

Prepared by the following Qualified Persons:

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

DATE AND SIGNATURE PAGE

This technical report is effective as of the 25th day of March 2025.

Signed and Sealed on file	March 31, 2025
André Allaire, P.Eng., PhD. BBA Inc.	Date

Signed and Sealed on file	March 31, 2025
Jeffrey Cassoff, P.Eng. BBA Inc.	Date

Signed and Sealed on file	March 31, 2025
Bernard-Olivier Martel, P.Geo. B.O. Martel Inc.	Date

Signed and Sealed on file	March 31, 2025
Simon Fortier, P.Eng. Soutex Inc.	Date

Signed and Sealed on file	March 31, 2025
Yann Camus, P.Eng. SGS Geological Services	Date

Signed and Sealed on file	March 31, 2025
Christian Fréchette, P.Eng. AtkinsRéalis Canada Inc.	Date

Signed and Sealed on file	March 31, 2025
Jean-François St-Laurent, P.Eng., M.Sc. SRK Consulting (Canada) Inc.	Date

MARCH 2025	BBA Document No.: 3936017-100000-40-ERA-0005-R00

2020 Robert-Bourassa Blvd. Suite 300 Montréal, QC H3A 2A5 T +1 514.866.2111 F +1 514.866.2116 BBAconsultants.com

CERTIFICATE OF QUALIFIED PERSON

André Allaire, P.Eng., PhD.

This certificate applies to the NI 43 101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects, Saint-Michel-des-Saints, Québec, Canada” (the “Technical Report”), prepared for Nouveau Monde Graphite Inc., dated March 31, 2025, with an effective date of March 25, 2025.

I, André Allaire, P.Eng., PhD., as a co-author of the Technical Report, do hereby certify that:

1.	I am currently employed as a Senior Process Engineer with the consulting firm BBA Inc. located at 2020 Robert-Bourassa Blvd., Suite 300, Montréal, Québec, Canada, H3A 2A5.

2.	I graduated from McGill University of Montreal with a bachelor’s degree (B.Eng.) in Metallurgy in 1982, a master’s degree (M.Eng.) in 1986 and a doctorate (Ph.D.) in 1991.

3.	I am a member in good standing of the Order of Engineers of Québec (# 38480) and of the Canadian Institute of Mining Metallurgy and Petroleum.

4.	I have practiced my profession continuously since my graduation in 1982. My relevant experience includes open pit mining operations and many NI 43-101 studies.

5.	I have read the definition of “qualified person” set out in the NI 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be a qualified person for the purposes of NI 43-101.

6.	I am independent of the issuer applying all the tests in Section 1.5 of NI 43-101.

7.	I am author and responsible for the preparation of Chapters 2, 3, 19, 20, 21, 22 and 24, and Sections 4.2, 5.2, 13.2, 17.1, 17.3, 18.1.1, 18.1.2, 18.1.5 to 18.1.10 and 18.2. I am also co-author and responsible for Chapters 1, 25, 26 and 27 of the Technical Report.

8.	I visited the Matawinie Property that is the subject of this Technical Report on October 20, 2021.

9.	I have prior involvement with the Property that is the subject of the Technical Report, having participated in the previous Feasibility Study report dated August 10, 2022.

10.	I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared following NI 43-101 rules and guidelines.

11.	As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the portions of the Technical Report for which I am responsible not misleading.

Signed and sealed this 31st day of March 2025.

Signed and sealed on file

André Allaire, P.Eng., PhD.

2020 Robert-Bourassa Blvd. Suite 300 Montréal, QC H3A 2A5 T +1 514.866.2111 F +1 514.866.2116 BBAconsultants.com

CERTIFICATE OF QUALIFIED PERSON

Jeffrey Cassoff, P.Eng.

This certificate applies to the NI 43 101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects, Saint-Michel-des-Saints, Québec, Canada” (the “Technical Report”), prepared for Nouveau Monde Graphite Inc., dated March 31, 2025, with an effective date of March 25, 2025.

I, Jeffrey Cassoff, P.Eng., as a co-author of the Technical Report, do hereby certify that:

1.	I am a Principal Mining Engineer in the consulting firm BBA Inc. located at 2020 Robert-Bourassa Blvd., Suite 300, Montréal, Québec, Canada, H3A 2A5.

2.	I graduated from McGill University of Montréal with a bachelor’s degree (B.Eng.) in Mining in 1999.

3.	I am a member in good standing of the Order of Engineers of Québec (#5002252), the Professional Engineers and Geoscientists, Newfoundland and Labrador (#06205), and the Northwest Territories Association of Professional Engineers and Geoscientists (NAPEG Member No. L4142).

4.	I have practiced my profession continuously since my graduation in 1999. My relevant experience includes open pit mining operations and many NI 43-101 studies, including several for Graphite Projects.

5.	I have read the definition of “qualified person” set out in the NI 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be a qualified person for the purposes of NI 43-101.

6.	I am independent of the issuer applying all the tests in Section 1.5 of NI 43-101.

7.	I am author and responsible for the preparation of Chapters 15 and 16 (except Sections 16.7, 16.8 and 16.9, but including 16.7.3 and 16.7.4). I am also co-author and responsible for the relevant portions of Chapters 1, 25, 26 and 27 of the Technical Report.

8.	I have visited the Matawinie Property that is the subject of the Technical Report on October 20, 2021.

9.	I have prior involvement with the Property that is the subject of the Technical Report, having participated in the previous Feasibility Study report dated August 10, 2022.

10.	I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared following NI 43-101 rules and guidelines.

11.	As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the portions of the Technical Report for which I am responsible not misleading.

Signed and sealed this 31st day of March 2025.

Original Signed & Sealed on file

Jeffrey Cassoff, P.Eng.

B.O. Martel Inc.

5500, chemin de Chambly, bureau #1

St-Hubert, Québec, Canada, J3Y 3P3

CERTIFICATE OF QUALIFIED PERSON

Bernard-Olivier Martel, P.Geo.

This certificate applies to the NI 43 101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects, Saint-Michel-des-Saints, Québec, Canada” (the “Technical Report”), prepared for Nouveau Monde Graphite Inc., dated March 31, 2025, with an effective date of March 25, 2025.

I, Bernard-Olivier Martel, P.Geo., as a co-author of the Technical Report, do hereby certify that:

1.	I am a Consulting Geologist with the consulting firm B.O. Martel Inc., located at 5500, chemin de Chambly, bureau #1, St-Hubert, Québec, Canada, J3Y 3P3.

2.	I graduated from Université du Québec à Montréal with a bachelor’s degree in geology in 1999.

3.	I am a member in good standing of the Ordre des géologues du Québec, Member #492.

4.	I have worked as a geologist continuously since my graduation from university.

5.	I have read the definition of “qualified person” set out in the NI 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be a qualified person for the purposes of NI 43-101.

6.	I am independent of the issuer applying all the tests in Section1.5 of NI 43-101.

7.	I am author and responsible for the preparation of Sections 4.1 and 5.1, and Chapters 6, 7, 8, 9, 10, 11 and 23. I am also co-author and responsible for the relevant portions of Chapters 1, 25, 26 and 27 of the Technical Report.

8.	I have visited the Matawinie Property on several occasions in 2015, 2016, 2017, 2018, 2019, 2020 and 2021, with the last visit on December 7, 2022, as a consulting geologist responsible for exploration and infill drilling campaigns.

9.	I have had no prior involvement with the Property that is the subject of the Technical Report, having participated in the previous Feasibility Study report dated August 10, 2022.

10.	I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared following the NI 43-101 rules and guidelines.

11.	As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the portions of the Technical Report for which I am responsible not misleading.

Signed and sealed this 31st day of March 2025.

Signed and sealed on file

Bernard-Olivier Martel, P.Geo.

1990 Rue Cyrille-Duquet, Local 204, Québec (QC), Canada, G1N 4K8 soutex.ca

CERTIFICATE OF QUALIFIED PERSON

Simon Fortier, P. Eng.

This certificate applies to the NI 43 101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects, Saint-Michel-des-Saints, Québec, Canada” (the “Technical Report”), prepared for Nouveau Monde Graphite Inc., dated March 31, 2025, with an effective date of March 25, 2025.

I, Simon Fortier, P. Eng., as a co-author of the Technical Report, do hereby certify that:

1.	I am a Senior Metallurgist with the consulting firm Soutex, located at 1990 Rue Cyrille-Duquet, Local 204, Québec (QC), Canada, G1N 4K8.

2.	I graduated from Laval University of Quebec with a B. Eng. in Metallurgy in 2000.

3.	I am a member in good standing of the “Ordre des Ingénieurs du Quebec” (OIQ#125118).

4.	I have practiced my profession continuously since 2000 and have been involved in mineral processing for a total of 22 years since my graduation from University. This has involved working in Canada and my experience in principally in ore processing.

5.	I have read the definition of “qualified person” set out in the NI 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be a qualified person for the purposes of NI 43-101.

6.	I am independent of the issuer applying all the tests in Section 1.5 of NI 43-101.

7.	I am author and responsible for the preparation of Section 13.1. I am also co-author and responsible for the relevant portions of Chapters 1, 25, 26 and 27 of the Technical Report.

8.	I have not visited the Matawinie Property that is the subject of the Technical Report as it was not required for the purpose of this mandate.

9.	I have prior involvement with the Property that is the subject of the Technical Report, having participated in the previous Feasibility Study report dated August 10, 2022.

10.	I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared following NI 43-101 rules and guidelines.

11.	As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the portions of the Technical Report for which I am responsible not misleading.

Signed and sealed this 31st day of March 2025.

Signed and sealed on file

Simon Fortier, P.Eng.

NOUVEAU MONDE GRAPHITE

Québec, Canada

Prepared for:

Nouveau Monde Graphite

Effective Date: March 25, 2025

Signature Date: March 31, 2025

Prepared by the following Qualified Persons:

BBA B.O. Martel Inc. SOUTEX SGS AtkinsRéalis srk

CERTIFICATE OF QUALIFIED PERSON

Yann Camus, P.Eng.

This certificate applies to the NI 43 101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects, Saint-Michel-des-Saints, Québec, Canada” (the “Technical Report”), prepared for Nouveau Monde Graphite Inc., dated March 31, 2025, with an effective date of March 25, 2025.

I, Yann Camus, P.Eng., as a co-author of the Technical Report, do hereby certify that:

1.	I am a Mineral Resource Estimation Engineer for SGS Canada Inc, - SGS Geological Services with an office at 10 Boul. de la Seigneurie Est, Suite 203, Blainville Quebec Canada, J7C 3V5.

2.	I am a graduate of the École Polytechnique de Montréal (B.Sc. Geological Engineer, in 2000).

3.	I am a member of good standing, No. 125443, of the l'Ordre des Ingénieurs du Québec (Order of Engineers of Quebec).

4.	My relevant experience includes continuous mineral resource estimation since my graduation from University including many copper projects.

5.	I have read the definition of "qualified person" set out in the NI 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that, by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be a qualified person for the purposes of NI 43-101.

6.	I am independent of the issuer applying all the tests in Section1.5 of NI 43-101.

7.	I am author and responsible for the preparation of Chapters 12 and 14. I am also co-author and responsible for the relevant portions of Chapters 1, 25, 26 and 27 of the Technical Report.

8.	I have visited the Matawinie Property that is the subject of the Technical Report on five occasions: September 17, 2024, August 18, 2021, November 27, 2019, June 21, 2018, and November 9, 2016.

9.	My prior involvement with the Property is the preparation of the updated mineral resources presented in the press release “Nouveau Monde Updates Mineral Resource Estimate for its West Zone Deposit, Matawinie Graphite Property” dated March 2, 2017, and in the technical report entitled “NI 43-101 Technical Pre-feasibility Study Report for the Matawinie Graphite Project” issued on December 8, 2017. Also, I updated the resources for the report entitled “NI 43-101 Updated Technical Pre-feasibility Study Report for the Matawinie Graphite Project” prepared for Nouveau Monde Graphite Inc. effective as of June 27, 2018, issued on August 10, 2018. And I updated the resource for the press release “Nouveau Monde Announces Updated Resource Estimate and Increases Combined Measured & Indicated Resources by 25% to 120.3 Mt @ 4.26 % Cg” dated March 19, 2020.

10.	I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared following the NI 43-101 rules and guidelines.

11.	As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the portions of the Technical Report for which I am responsible not misleading.

Signed and sealed this 31st day of March 2025.

Signed and Sealed on file
Yann Camus, P.Eng.

CERTIFICATE OF QUALIFIED PERSON

Christian Fréchette, P.Eng.

This certificate applies to the NI 43 101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects, Saint-Michel-des-Saints, Québec, Canada” (the “Technical Report”), prepared for Nouveau Monde Graphite Inc., dated March 31, 2025, with an effective date of March 25, 2025.

I, Christian Fréchette, P.Eng., as a co-author of the Technical Report, do hereby certify that:

1.	I am currently employed as Plant Engineering Expert with the consulting firm AtkinsRéalis Canada Inc., located at 5500 Boulevard des Galeries, suite 200, Québec, Quebec, Canada, G2K 2E2.

2.	I graduated from Laval University with a Bachelor of Applied Science in Mining and Mineral Engineering in1994. I have practiced my profession continuously since my graduation.

3.	I am a member in good standing of the Ordre des Ingénieurs du Québec (OIQ#114070) and of the Canadian Institute of Mining Metallurgy and Petroleum.

4.	I have practiced my profession continuously since my graduation in 1994. I have been involved in mineral processing as a metallurgist and plant engineering as a consulting engineer.

5.	I have read the definition of “qualified person” set out in the NI 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be a qualified person for the purposes of NI 43-101.

6.	I am independent of the issuer applying all the tests in Section 1.5 of NI 43-101.

7.	I am responsible for the preparation of Section 17.2. I am also co-author and responsible for the relevant portions of Chapters 1 and 25 of the Technical Report.

8.	I have not visited the Matawinie Property that is the subject of the Technical Report as it was not required for the purpose of this mandate.

9.	I have no prior involvement with the Property that is the subject of the Technical Report.

10.	I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared following NI 43-101 rules and regulations.

11.	As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the portions of the Technical Report for which I am responsible not misleading.

Signed and sealed this 31st day of March 2025.

Signed and sealed on file

Christian Fréchette, P.Eng.

CERTIFICATE OF QUALIFIED PERSON

Jean-François St-Laurent, P.Eng., M.Sc.

This certificate applies to the NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects, Saint-Michel-des-Saints, Québec, Canada” (the “Technical Report”), prepared for Nouveau Monde Graphite Inc., dated March 31, 2025, with an effective date of March 25, 2025.

I, Jean-François St-Laurent, P.Eng., M.Sc., as a co-author of the Technical Report, do hereby certify that:

1.	I am a Principal Consultant (Mine Waste Management & Geoenvironmental Engineering) with SRK Consulting (Canada) Inc. located at located at Suite 2600 - 320 Granville Street, Vancouver BC V6C 1S9, Canada

2.	I am a graduate of University Laval (Québec, QC, Canada) as Geological Engineer in 2005. I completed a master’s degree in civil engineering in 2007 at University Laval.

3.	I am a member in good standing of the Ordre des Ingénieurs du Québec (#140 657), and Professional Engineer Ontario (#100541518). I am a Member of the Canadian Geotechnical Society and Canadian Dam Association.

4.	Principal geological engineer with 18 years of experience in soils geotechnics, mine waste management and site reclamation. Currently Engineer of Record of two closed sites in Québec. His experience includes modelling embankment behaviour under various loading conditions, performing risk assessments, statutory inspections and safety reviews of tailings storage facilities. He’s been involved in the preparation of detailed engineering designs with drawings and technical specifications for numerous embankment and tailings storage facilities.

5.	I have read the definition of “qualified person” set out in the NI 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be a qualified person for the purposes of NI 43-101.

6.	I am independent of the issuer applying all the tests in Section 1.5 of NI 43-101.

7.	I am author and responsible for the preparation of Sections 16.7 to 16.9 (except Sections 16.7.3 and 16.7.4), 18.1.3, 18.1.4 and 18.1.11. I am also co-author and responsible for the relevant portions of Chapters 1, 25, 26 and 27 of the Technical Report.

8.	I visited the Matawinie Property on September 6, 2024 as part of this current mandate.

9.	I have no prior involvement with the Property that is the subject of the Technical Report.

10.	I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared following NI 43-101 rules and guidelines.

11.	As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the portions of the Technical Report for which I am responsible not misleading.

Signed and sealed this 31st day of March 2025.

Original Signed & Sealed on file

Jean-François St-Laurent, P.Eng., M.Sc.

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

TABLE OF CONTENTS

1.	Summary			1-1
	1.1.	Property Description, Location and Ownership		1-1
		1.1.1.	Matawinie Mine and Concentrator	1-1
		1.1.2.	Bécancour Battery Material Plant	1-3
	1.2.	Geological Setting and Mineralization		1-3
	1.3.	Exploration		1-3
	1.4.	Drilling		1-4
	1.5.	Mineral Processing and Metallurgical Testing		1-5
		1.5.1.	Matawinie Mine and Concentrator	1-5
		1.5.2.	Bécancour Battery Material Plant	1-6
	1.6.	Mineral Resource Estimate		1-8
	1.7.	Mineral Reserve Estimate		1-9
	1.8.	Mining Methods		1-11
	1.9.	Recovery Methods		1-12
		1.9.1.	Matawinie Mine and Concentrator	1-12
		1.9.2.	Bécancour Battery Material Plant	1-15
	1.10.	Project Infrastructure		1-16
		1.10.1.	Matawinie Mine and Concentrator	1-16
		1.10.2.	Bécancour Battery Material Plant	1-17
	1.11.	Market Studies and Contracts		1-18
		1.11.1.	Market Studies and Final Product Pricing	1-18
		1.11.2.	Project Contracts	1-20
	1.12.	Environmental Studies, Permitting, and Social or Community Impact		1-21
		1.12.1.	Matawinie Mine and Concentrator	1-21
		1.12.2.	Bécancour Battery Material Plant	1-23
	1.13.	Capital and Operating Costs		1-24
		1.13.1.	Matawinie Mine and Concentrator Plant Capital Cost Estimate	1-24
		1.13.2.	Matawinie Mine and Concentrator Operating Cost Estimate	1-25
		1.13.3.	Bécancour Battery Material Plant Capital Cost Estimate	1-26
		1.13.4.	Bécancour Battery Material Plant Operating Cost Estimate	1-27
	1.14.	Economic Analysis		1-28
	1.15.	Interpretation and Conclusions		1-31
	1.16.	Recommendations		1-31

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

2.	Introduction			2-1
	2.1.	Introduction		2-1
		2.1.1.	Material Change Since Last Report – Bécancour Battery Material Plant	2-1
	2.2.	Report Responsibility and Qualified Persons		2-2
	2.3.	Effective Dates and Declaration		2-4
	2.4.	Sources of Information		2-4
	2.5.	Previous Technical Reports		2-4
	2.6.	Site Visits		2-5
	2.7.	Units and Currency		2-5
	2.8.	Acknowledgement		2-5
3.	Reliance on Other Experts			3-1
	3.1.	Introduction		3-1
	3.2.	Mineral Tenure and Surface Rights		3-1
	3.3.	Taxation		3-1
	3.4.	Markets		3-1
4.	Property Description and Location			4-1
	4.1.	Mining Property Description		4-1
		4.1.1.	Location and Access	4-1
		4.1.2.	Type of Mineral Tenure	4-2
		4.1.3.	Agreements and Royalties Obligations	4-11
		4.1.4.	Permits and Environmental Liabilities	4-12
		4.1.5.	Significant Factors and Risks	4-13
	4.2.	Bécancour Battery Material Plant Description		4-16
		4.2.1.	Location and Access	4-17
		4.2.2.	Land Ownership	4-19
		4.2.3.	Agreements	4-20
		4.2.4.	Permits and Environmental Liabilities	4-20
		4.2.5.	Significant Factors and Risks	4-20
5.	Accessibility, Climate, Local Resources, Infrastructure and Physiography			5-1
	5.1.	Mining Property Features and Characteristics		5-1
		5.1.1.	Accessibility	5-1
		5.1.2.	Physiography	5-1
		5.1.3.	Climate	5-2
		5.1.4.	Local Resources and Infrastructure	5-3
		5.1.5.	Surface Rights	5-4
	5.2.	Bécancour Battery Material Plant Site and Characteristics		5-4
		5.2.1.	Accessibility	5-4
		5.2.2.	Physiography	5-5
		5.2.3.	Climate	5-7
		5.2.4.	Local Resources and Infrastructure	5-7

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

6.	History			6-1
	6.1	Regional Government Surveys		6-5
	6.2	Mineral Exploration Work		6-5
7.	Geological Setting and Mineralization			7-1
	7.1	Regional Geology		7-1
	7.2	Property Geology		7-5
		7.2.1	Paragneisses – Migmatites – Mobilizate	7-6
		7.2.2	Marble and Calc-Silicate Rocks	7-7
		7.2.3	Metagabbro	7-7
		7.2.4	Charnockite	7-8
		7.2.5	Graphite	7-8
		7.2.6	West Zone Geological Model	7-9
		7.2.7	Surficial Geology	7-11
	7.3	Mineralization		7-11
		7.3.1	Regional Mineralization	7-11
		7.3.2	Tony Block Graphite Mineralization	7-12
8.	Deposit Types			8-1
	8.1	Crystalline Flake Graphite Deposit Type		8-1
	8.2	Exploration Methods		8-2
9.	Exploration			9-1
	9.1	Exploration History		9-1
	9.2	Exploration Methodology and Results		9-2
		9.2.1	Airborne Geophysical Surveying	9-4
		9.2.2	Prospecting	9-4
		9.2.3	PhiSpy Surveying	9-6
		9.2.4	Trenching and Channel Sampling Program	9-6
10.	Drilling			10-1
	10.1	Drilling Program Overview		10-3
	10.2	Drilling Protocols and Procedures		10-8
		10.2.1	Drill Hole Location	10-8
		10.2.2	Drilling Supervision	10-8
		10.2.3	Core Handling	10-9
		10.2.4	Core Sampling	10-10
		10.2.5	Sample Quality Assurance and Quality Control Measures	10-10
	10.3	Drilling Results		10-10
		10.3.1	Drilling Results for the West Zone Deposit	10-10
		10.3.2	Drilling Results for the South-East Zone	10-14
		10.3.3	Drilling Results for the South-West Zone	10-14
		10.3.4	Drilling Results on the Far-West, North, North-East, and East Zones	10-14

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

11.	Sample Preparation, Analyses, and Security			11-1
	11.1	Sample Procedure and Sample Security		11-1
	11.2	Sample Preparation and Analysis		11-3
	11.3	Quality Assurance and Quality Control Procedure		11-5
	11.4	Analysis Standards		11-6
	11.5	Analysis Blanks		11-7
	11.6	Core Duplicates		11-8
	11.7	Specific Gravity		11-10
	11.8	Quality Control Program Conclusions		11-10
12.	Data Verification			12-1
	12.1.	Site Visits		12-1
		12.1.1.	Independent Sampling During the 2019 Site Visit	12-2
	12.2.	Database Verification		12-6
	12.3.	Mineral Resource Block Model Verification		12-6
	12.4.	Conclusion		12-6
13.	Mineral Processing and Metallurgical Testing			13-1
	13.1	Matawinie Mine Concentrator		13-1
		13.1.1	Historic Metallurgical Results	13-2
		13.1.2	Internal Test Programs Conducted at NMG’s Demonstration Plant	13-16
		13.1.3	External Test Programs Conducted by Manufacturers and Research Laboratories	13-23
		13.1.4	Internal Test Programs Conducted at NMG Lab	13-30
		13.1.5	Conclusions and Recommendations	13-42
	13.2	Bécancour Battery Material Plant		13-43
		13.2.1	Micronization and Spheronization	13-44
		13.2.2	Secondary Spheronization	13-49
		13.2.3	By-product Valorization	13-49
		13.2.4	By-product Classification	13-50
		13.2.5	Chemical Purification	13-50
		13.2.6	Coating	13-54
		13.2.7	Finishing and Bagging	13-60
		13.2.8	Conclusions	13-60

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

14.	Mineral Resource Estimates			14-1
	14.1.	Drill Hole Database		14-1
	14.2.	Mineralized Volumes		14-2
	14.3.	Composite Data		14-5
	14.4.	Capping		14-7
	14.5.	Density		14-8
	14.6.	Resource Block Modelling		14-8
		14.6.1.	Variography	14-9
		14.6.2.	Grade Interpolation Methodology	14-11
		14.7.	Classification	14-11
		14.7.1.	Definitions	14-11
		14.7.2.	Classification Method	14-13
	14.8.	Pit Shell and Cut-off Grade Used to Constrain the Mineral Resources		14-14
		14.8.1.	Pit Shell	14-14
	14.9.	Mineral Resource Estimates (West Zone Base Case)		14-18
	14.10.	Mineral Resource Estimates (South Zone Base Case)		14-19
	14.11.	Mineral Resource Estimates (West Zone Sensitivity Analysis)		14-20
	14.12.	Conclusion		14-21
15.		Mineral Reserve Estimate		15-1
	15.1.	General Parameters Used to Estimate the Mineral Reserves		15-2
		15.1.1.	Topographical Data	15-2
	15.2.	Mineral Resource Block Model		15-2
	15.3.	Material Properties		15-3
	15.4.	Modifying Factors that Affect the Mineral Reserves		15-4
		15.4.1.	Mining Dilution and Ore Loss	15-4
		15.4.2.	Pit Optimization	15-4
	15.5.	Open Pit Design		15-9
		15.5.1.	Bench Height	15-9
		15.5.2.	Geotechnical Pit Rock Slope Parameters	15-9
		15.5.3.	Haul Ramp Design	15-17
		15.5.4.	Minimum Mining Width	15-18
		15.5.5.	Final Bench Access	15-18
		15.5.6.	Open Pit Design Results and Mineral Reserves	15-19

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

16.	Mining Methods			16-1
	16.1.	Introduction		16-1
	16.2.	Geotechnical Pit Slope Parameters		16-1
	16.3.	Hydrogeology		16-1
	16.4.	Phase Designs		16-1
	16.5.	Mine Planning		16-7
		16.5.1.	Mine Planning Parameters	16-7
		16.5.2.	Matawinie Mine Production Schedule	16-8
	16.6.	Mine Equipment Fleet		16-12
		16.6.1.	Operating Schedule	16-12
		16.6.2.	Equipment Utilization Model	16-13
		16.6.3.	Drilling and Blasting	16-14
		16.6.4.	Loading	16-16
		16.6.5.	Hauling	16-16
		16.6.6.	Auxiliary Equipment	16-17
	16.7.	Stockpiles and Co-disposal Facility		16-17
		16.7.1.	Topsoil Stockpiles	16-18
		16.7.2.	Overburden Stockpile	16-18
		16.7.3.	Pre-production Ore Stockpile	16-19
		16.7.4.	Emergency Ore Stockpile	16-19
		16.7.5.	Co-disposal Facility (CDF)	16-20
	16.8.	Mine Dewatering		16-21
		16.8.1.	Surface Runoff	16-21
		16.8.2.	Rainfall and Snowmelt	16-22
		16.8.3.	Groundwater	16-22
	16.9.	Co-disposal Facility Construction and Operation		16-22
	16.10.	Mine Workforce		16-24
17.	Recovery Methods			17-1
	17.1	Overall Graphite Balance		17-1
	17.2	Matawinie Mine and Concentrator		17-1
		17.2.1	Mineral Processing Facility Design	17-1
		17.2.2	Mass and Water Balances	17-3
		17.2.3	Process Flowsheet and Process Description	17-7
		17.2.4	Equipment Sizing and Selection	17-14
		17.2.5	Reagents	17-20
		17.2.6	Utilities	17-21
	17.3	Bécancour Battery Material Plant		17-23
		17.3.1	Bécancour Process Overview	17-23
		17.3.2	Bécancour Battery Material Plant Design Criteria	17-24
		17.3.3	Bécancour Battery Material Plant Flowsheet	17-25
		17.3.4	Consumables, Energy and Reagents Requirements	17-30

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

18.	Project Infrastructure			18-1
	18.1	Matawinie Mine and Concentrator		18-1
		18.1.1	Main Electrical Power Supply	18-4
		18.1.2	Main Access Road and Site Roads	18-7
		18.1.3	Surface Water Management	18-8
		18.1.4	Water Management Facilities	18-13
		18.1.5	Water Treatment	18-23
		18.1.6	Camp Site Accommodations	18-25
		18.1.7	Site Buildings	18-26
		18.1.8	Site Services	18-29
		18.1.9	Electrical Distribution – Concentrator	18-30
		18.1.10	Automation and Telecommunication	18-34
		18.1.11	Co-disposal Facility (CDF)	18-39
	18.2	Bécancour Battery Material Plant Infrastructure		18-47
		18.2.1	Electrical Distribution	18-48
		18.2.2	Mechanical Services	18-52
		18.2.3	Automation and Telecommunication	18-54
		18.2.4	Process Gas Supply	18-56
		18.2.5	Water Treatment Plant	18-57
		18.2.6	Surface Water Management	18-57
		18.2.7	Warehouse and Product Transport	18-58
19.	Market Studies and Contracts			19-1
	19.1.	Market Studies and Final Product Contracts		19-1
		19.1.1.	Introduction	19-1
		19.1.2.	Uses and Demand Trends	19-2
		19.1.3.	Producers	19-7
		19.1.4.	Value-Added Processing	19-8
		19.1.5.	Price Forecast	19-9
		19.1.6.	Geopolitical Environment	19-14
		19.1.7.	Active Anode Materials’ Contracts	19-14
		19.1.8.	Conclusion	19-15
	19.2.	Matawinie Mine Project Contracts		19-16
	19.3.	Bécancour Battery Material Plant Project Contracts		19-17

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

20.	Environmental Studies, Permitting, and Social or Community Impact			20-1
	20.1	Mining Property and Matawinie Plant and Concentrator		20-1
		20.1.1	Physical Environment Baseline Studies	20-2
		20.1.2	Vegetation and Wildlife Baseline Studies	20-13
		20.1.3	Phase 2 Matawinie Mine Project Authorization	20-21
		20.1.4	Social and Community Impact Update	20-30
		20.1.5	GHG Emissions Phase 2 Matawinie Mine	20-33
		20.1.6	Closure Plan	20-34
	20.2	Bécancour Battery Material Plant		20-35
		20.2.1	Regional Climate	20-35
		20.2.2	Anticipated Regional Effects of Climate Change	20-36
		20.2.3	Soil Characterization	20-37
		20.2.4	Geomorphology and Topography	20-38
		20.2.5	Hydrology	20-39
		20.2.6	Hydrogeology	20-40
		20.2.7	Air Quality	20-41
		20.2.8	Vegetation and Wildlife Baseline Studies	20-42
		20.2.9	Physical Environmental Baseline Studies	20-42
		20.2.10	Regulatory Context and Permitting	20-45
		20.2.11	Requirements and Plans for Waste and Tailings Disposal, Site Monitoring, and Water Management	20-47
		20.2.12	Social Context and Stakeholder Engagement	20-49
		20.2.13	Relations with Stakeholders	20-51
		20.2.14	GHG Emissions Phase 2 Bécancour Battery Material Plant	20-52
21.	Capital and Operating Costs			21-1
	21.1.	Matawinie Mine and Concentrator Capital Cost Estimate		21-2
		21.1.1.	Estimate Type and Purpose	21-2
		21.1.2.	Major Assumptions	21-3
		21.1.3.	Capital Costs Summary	21-5
		21.1.4.	Basis of Estimate – General	21-6
		21.1.5.	Basis of Estimate – Mining	21-8
		21.1.6.	Basis of Estimate – Infrastructure	21-9
		21.1.7.	Basis of Estimate – Crushing Areas	21-10
		21.1.8.	Basis of Estimate – Processing Areas	21-11
		21.1.9.	Base of Estimate – Tailings Management Facilities	21-13
		21.1.10.	Base of Estimate – Indirect Costs	21-14
		21.1.11.	Contingency	21-17
		21.1.12.	Closure Costs	21-17
		21.1.13.	Sustaining Capital Expenditures	21-18
	21.2.	Matawinie Mine and Concentrator Operating Cost Estimate		21-18
		21.2.1.	Phase 2 Matawinie Mine Project	21-19

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

	21.3.	Bécancour Battery Material Plant Capital Cost Estimate		21-25
		21.3.1.	Estimate Type and Purpose	21-25
		21.3.2.	Codification	21-26
		21.3.3.	Principal Scope Elements	21-27
		21.3.4.	Pricing and Quantity Basis	21-27
		21.3.5.	Labour Costs	21-29
		21.3.6.	Indirect Costs	21-32
		21.3.7.	Contingency	21-34
		21.3.8.	Owner’s Costs	21-35
		21.3.9.	Escalation	21-36
		21.3.10.	Capital Cost Summaries	21-36
		21.3.11.	Qualifications and Exclusions	21-37
	21.4.	Bécancour Battery Material Plant Operating Cost Estimate		21-38
22.	Economic Analysis			22-1
	22.1.	Assumptions		22-1
		22.1.1.	Macro-economic Assumptions	22-1
		22.1.2.	Agreements and Royalties Obligations	22-3
		22.1.3.	Technical Assumptions	22-3
	22.2.	Financial Model and Results		22-4
	22.3.	Sensitivity Analysis		22-9
23.	Adjacent Properties			23-1
24.	Other Relevant Data and Information			24-1
	24.1.	Construction Execution Plan and Schedule		24-1
		24.1.1.	Master Schedule	24-3
		24.1.2.	Project Organization	24-5
		24.1.3.	Project Construction Strategy	24-7
		24.1.4.	Operational Readiness and Commissioning	24-10
		24.1.5.	Pre-commissioning	24-10
		24.1.6.	Commissioning	24-10
		24.1.7.	Production Ramp-up	24-12
25.	Interpretations and Conclusions			25-1
	25.1	Interpretations and Conclusions		25-1
		25.1.1	Exploration Activities	25-1
		25.1.2	Mineral Resources	25-1
		25.1.3	Mineral Reserves and Mining Operations	25-1
		25.1.4	Mineral Processing and Testing	25-2
		25.1.5	Environmental Studies and Permitting	25-5
		25.1.6	Recovery Methods	25-7
		25.1.7	Market	25-7
		25.1.8	Economic Analysis	25-8
		25.1.9	Overall Project Assessment	25-8

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

	25.2	Risk Evaluation		25-9
		25.2.1	Geology	25-9
		25.2.2	Mineral Resources	25-9
		25.2.3	Mineral Reserves and Mining Operations	25-10
		25.2.4	Environmental and Permitting	25-10
		25.2.5	Mineral Testing and Processing	25-12
		25.2.6	Infrastructure	25-14
		25.2.7	Market	25-14
		25.2.8	Financing	25-15
26.		Recommendations		26-1
	26.1	Follow-up Geological Work		26-1
	26.2	Mineral Resources		26-1
	26.3	Mineral Reserves, Pre-production and Mining Operation		26-1
	26.4	Metallurgical Studies and Test Work		26-2
		26.4.1	Matawinie Mine and Concentrator	26-2
		26.4.2	Bécancour Battery Material Plant	26-2
	26.5	Co-disposal Facility and Related Contact Water Management Infrastructure		26-3
	26.6	Environment		26-4
		26.6.1	Matawinie Mine and Concentrator	26-4
		26.6.2	Bécancour Battery Material Plant	26-6
	26.7	Recommendations Cost Breakdown		26-8
	26.8	Opportunities		26-9
27.		References		27-1
	27.1.	General Project		27-1
	27.2.	Historical Mineral Exploration and Geoscientific Documents		27-2
		27.2.1.	References Available on the SIGEOM System	27-2
		27.2.2.	References Not Available on the SIGEOM System	27-4
	27.3.	Geology and Resources		27-5
	27.4.	Mineral Reserve Estimate		27-6
	27.5.	Mineral Processing and Metallurgy		27-6
	27.6.	Infrastructure		27-8
	27.7.	Environmental		27-8

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

LIST OF TABLES

Table 1-1: Pit-constrained Mineral Resource Estimate for the West Zone	1-9
Table 1-2: Matawinie Mine Mineral Reserves	1-10
Table 1-3: General process design criteria	1-13
Table 1-4: Concentrator mass balance	1-13
Table 1-5: AAM (LiB) price forecasted in North America	1-19
Table 1-6: NMG’s selling price for flake graphite products	1-19
Table 1-7: Expected average micronized by-product volume and selling price	1-20
Table 1-8: Summary of capital cost estimate for the Matawinie Mine and Concentrator Project	1-25
Table 1-9: Operating costs summary for the Matawinie Mine and Concentrator Project	1-26
Table 1-10: Bécancour Battery Material Plant Capex summary by major area	1-26
Table 1-11: Operating costs summary – Phase 2 Battery Material Plant	1-28
Table 1-12: Economic highlights of NMG’s integrated Phase 2 - Graphite operations	1-28
Table 1-13: Sales prices breakdown per product	1-29
Table 1-14: Economic highlights of NMG’s integrated Phase 2 - Graphite operations.	1-29
Table 1-15: Significant recommendations cost breakdown	1-31
Table 2-1: Qualified persons and areas of report responsibility	2-3
Table 4-1: Mining Property claims	4-6
Table 4-2: Permits and authorizations acquired for exploration work, various characterization work and the demonstration plants	4-12
Table 6-1: Historical geoscientific reports concerning the Tony Block	6-5
Table 7-1: Main lithological units within the Mineral Reserve pit shell	7-10
Table 9-1: Previous exploration reports for work performed on the Tony Block	9-1
Table 9-2: Trench location and relevant information	9-8
Table 9-3: Significant 2014 to 2016 trench channel sample results	9-9
Table 10-1: Tony Block exploration drilling summary	10-1
Table 10-2: Longest West Zone drilling intercepts per grouped mineralized volumes	10-11
Table 10-3: List of mineralized intercepts of the Far-West, North, North-East, and East zones	10-16
Table 11-1: 2015-2023 Drill core quality control samples	11-5
Table 11-2: Summary of standard sample results	11-6
Table 12-1: Comparison between the database data and the independent samples	12-2
Table 12-2: List of results for the drill hole collars measured by handheld GPS	12-4
Table 13-1: Mass and grade distribution of concentrate of scoping level flowsheet development program	13-4
Table 13-2: West Zone Master Composite carbon speciation and sulphur head grades	13-4

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Table 13-3: Total carbon analysis of variability composites	13-5
Table 13-4: Mass balance of LCT	13-7
Table 13-5: Size fraction analysis of LCT combined concentrate	13-7
Table 13-6: Summary of comminution test results	13-10
Table 13-7: Locked-cycle test results	13-13
Table 13-8: LCT graphite concentrate size fraction analysis	13-13
Table 13-9: Attrition mill DOE test matrix	13-21
Table 13-10: Grindability testing summary	13-24
Table 13-11: Operating conditions of tests for the attrition study	13-35
Table 13-12: Operating conditions of locked-cycle test “P2-1”	13-38
Table 13-13: Mass and metal balances of LCT P2-1	13-39
Table 13-14: Projected LOM graphite concentrate flake size distribution	13-43
Table 13-15: Feed material characteristics for M/S sector	13-45
Table 13-16: DVAP OEM-Béc – Micronization data	13-45
Table 13-17: Air classifier test result	13-50
Table 13-18: Typical chemical used in natural graphite purification process	13-50
Table 13-19: Variation of contaminant used in chemical recipe development	13-51
Table 13-20: Leaching optimization	13-53
Table 13-21: Tested parameters related to coating	13-55
Table 14-1: Summary of database entries used for the estimates	14-2
Table 14-2: List of mineralized volume groups and number of mineralized intervals	14-3
Table 14-3: Statistics on the composites [C(g)%] for the West Zone	14-5
Table 14-4: Statistics on the capped composites [C(g)%] for each grouped mineralized volume	14-6
Table 14-5: List of volumes and corresponding composite sets	14-7
Table 14-6: Density statistics for the seven composite sets	14-8
Table 14-7: Block model settings – Origin and size	14-9
Table 14-8: Summary of the variogram model	14-10
Table 14-9: Assumptions used to generate the constraining pit shell (CAD)	14-15
Table 14-10: Pit-constrained Mineral Resource Estimate for the West Zone	14-18
Table 14-11: Pit-constrained Mineral Resource Estimate for the South Zones	14-19
Table 14-12: Sensitivity of the pit-constrained Mineral Resource Estimate for the West Zone	14-20
Table 15-1: Matawinie Mine Mineral Reserves	15-2
Table 15-2: Pit optimization parameters (CAD)	15-5
Table 15-3: Pit optimization results	15-7
Table 15-4: Overview of stability assessment approach and software	15-12

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Table 15-5: Summary of limit equilibrium results for final pit	15-14
Table 15-6: Final pit slope design recommendations	15-15
Table 16-1: Mineral Reserves by phase	16-3
Table 16-2: Mine production schedule	16-9
Table 16-3: Mining equipment fleet	16-12
Table 16-4: Mine equipment KPI’s	16-14
Table 16-5: Fixed drilling time per hole	16-15
Table 16-6: Drilling and blasting parameters (ore and waste rock)	16-15
Table 16-7: Densities	16-23
Table 16-8: Mine workforce requirements	16-25
Table 17-1: Process design criteria	17-3
Table 17-2: Matawinie concentrator summarized process mass balance (winter)	17-4
Table 17-3: Matawinie concentrator summarized process mass balance (summer)	17-4
Table 17-4: Bécancour Battery Material Plant process design criteria	17-24
Table 17-5: Reagents required	17-31
Table 18-1: Main watersheds area for Matawinie Mine Project site	18-13
Table 18-2: Sub-watersheds for the Matawinie Mine Project site	18-14
Table 18-3: Basins storage capacity	18-18
Table 18-4: Pumping capacity at each collection basin	18-21
Table 18-5: Development of water management infrastructure	18-22
Table 18-6: Voltage and loads	18-30
Table 18-7: Input-output summary	18-35
Table 18-8: Input-output per area	18-36
Table 18-9: Load summary by area	18-50
Table 18-10: Project voltage levels	18-51
Table 18-11: Proposed catchment basin characteristics	18-58
Table 19-1: Different types of natural flake graphite	19-2
Table 19-2: Future demand trends by main applications	19-4
Table 19-3: AAM (LiB) price forecasted in North America	19-10
Table 19-4: Weighted average flake prices forecasted in North America	19-12
Table 19-5: Micronized graphite markets	19-13
Table 19-6: Expected average micronized by-product volume and selling price	19-13
Table 19-7: Summary price forecast	19-16
Table 19-8: Main contracts to advance the Bécancour Battery Material Plant Project	19-17
Table 20-1: Environmental discharge objectives (“EDOs”) for the final effluent (Qe = 3,204 m3/d)	20-8

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Table 20-2: Chronology of significant steps in the Phase 2 Matawinie Mine project ESIA	20-21
Table 20-3: Main authorizations received for the Phase 2 Matawinie Mine Project	20-25
Table 20-4: Engagement with main stakeholder groups	20-31
Table 20-5: Average temperatures (Environment Canada, 2025)	20-35
Table 20-6 Annually projected relative change of average temperatures	20-36
Table 20-7 Projected relative changes in precipitation total	20-36
Table 20-8: Areas and proportions of terrestrial environments observed on Lot # 3 294 065	20-39
Table 20-9: Areas and proportions of wetlands observed on NMG’s Bécancour Battery Material Lot	20-40
Table 20-10: List of valuable components	20-43
Table 20-11: Main authorizations received for the Phase 2 Bécancour Battery Material Plant	20-45
Table 20-12: Permits and authorizations required for Phase 2 Bécancour Battery Material Plant	20-46
Table 20-13: Current stakeholders for the Bécancour Battery Material Plant	20-51
Table 21-1: Exchange rates	21-2
Table 21-2: Summary of capital cost estimate	21-5
Table 21-3: Mining Capex	21-8
Table 21-4: Infrastructure Capex	21-9
Table 21-5: Crushing Capex	21-11
Table 21-6: Processing Plant Capex	21-12
Table 21-7: Tailings management and CDF Capex	21-14
Table 21-8: Indirect and Owner’s costs	21-16
Table 21-9: Operating cost estimate contributors	21-18
Table 21-10: Operating costs summary – Phase 2 Matawinie Mine Project	21-19
Table 21-11: Mining operating costs by activity	21-20
Table 21-12: Mining operating costs by consumable	21-20
Table 21-13: Summary of estimated annual initial processing plant operating costs	21-22
Table 21-14: G&A Operating costs summary – Matawinie Mine Project	21-25
Table 21-15: Growth and waste allowances	21-28
Table 21-16: Major quantity summary	21-28
Table 21-17: Mechanical and electrical equipment supply basis	21-29
Table 21-18: Hourly labour crew rates (CAD)	21-31
Table 21-19: Productivity factors	21-32
Table 21-20: Contingency analysis results (excluding Owner’s costs)	21-35
Table 21-21: Bécancour Battery Material Plant Capex summary by major area	21-36
Table 21-22: Operating costs summary – Phase 2 Bécancour Battery Material Plant	21-38

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Table 21-23: Bécancour Battery Material Plant concentrate operating costs summary	21-39
Table 21-24: Bécancour Battery Material Plant concentrate operating cost per product type	21-39
Table 21-25: Bécancour Battery Material Plant concentrate operating per transformation step	21-39
Table 21-26: Bécancour Battery Material Plant labour	21-40
Table 21-27: Advanced material plant electrical concentrate operating costs	21-41
Table 21-28: Reagent use for the Bécancour Battery Material Plant	21-42
Table 21-29: G&A operating costs summary – Bécancour Battery Material Plant	21-43
Table 22-1: Integrated Projects economic highlights	22-1
Table 22-2: Macro-economic assumptions	22-2
Table 22-3: Sales prices breakdown per product	22-2
Table 22-4: Technical assumptions for the Matawinie Mine Project	22-3
Table 22-5: Technical assumptions - Bécancour Battery Material Plant	22-4
Table 22-6: Projects evaluation summary – Base Case	22-6
Table 22-7: Cash Flow Statement – Base Case	22-7
Table 24-1: Projects’ milestones	24-1
Table 25-1: Projected LOM graphite concentrate flake size distribution	25-3
Table 25-2: Summary price forecast	25-8

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

LIST OF FIGURES

Figure 1-1: Sensitivity of the Integrated Projects NPV @ 8% (after tax)	1-30
Figure 1-2: Sensitivity of the Integrated Projects IRR (after tax)	1-30
Figure 4-1: Matawinie Property location	4-4
Figure 4-2: Tony Claim Block	4-5
Figure 4-3: Tony Block land ownership	4-15
Figure 4-4: General Bécancour Battery Material Plant location and road access to the Matawinie Mine Project	4-17
Figure 4-5: Aerial view of the Bécancour Industrial Park	4-18
Figure 4-6: Proposed NMG’s Bécancour Battery Material Plant Site, Lot 3 294 065	4-19
Figure 5-1: General Geodesic results on NMG’s Bécancour Battery Material Plant site	5-6
Figure 5-2: Existing SPIPB infrastructure and NMG’s Bécancour Battery Material Plant property outlined in red	5-8
Figure 6-1: Tony Block regional geology	6-2
Figure 6-2: Tony Block local geology	6-3
Figure 6-3: Tony Block regional surficial geology	6-4
Figure 7-1: Tectonic subdivisions of the Grenville Province	7-1
Figure 7-2: Grenville orogeny thrusting	7-2
Figure 7-3: Principal divisions of the Grenville Province and location of the Tony Block	7-3
Figure 7-4: Cross-section of the Grenville Province centered over the Morin Terrane	7-4
Figure 7-5: Terranes adjacent to the Tony Block	7-4
Figure 7-6: Simplified geological model of the West Zone and proposed open pit	7-10
Figure 7-7: Geology and major mineral deposits of the Grenville Province	7-12
Figure 9-1: Significant 2013-2022 exploration results	9-3
Figure 9-2: 2013 and 2015 Airborne TDEM survey results	9-5
Figure 9-3: 2014-2019 PhiSpy survey results	9-7
Figure 9-4: Trench TO-16-TR-11, looking to the east	9-11
Figure 10-1: 2015-2019 Channel sampling and delineation drilling programs, West Zone	10-4
Figure 10-2: 2015 Trenching and drilling program, South-East and South-West zones	10-5
Figure 10-3: 2014-2015 Trenching and 2015 drilling program, North, North-East, and East zones	10-6
Figure 10-4: Drilling and trenching programs other than for Resource Estimate use, West Zone	10-7
Figure 10-5: West Zone drill hole section W+0200	10-12
Figure 10-6: West Zone drill hole section W+0900	10-13
Figure 10-7: West Zone drill hole section W+1700	10-13
Figure 10-8: Drill hole section S2900	10-17

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Figure 10-9: Drill hole section S1500	10-18
Figure 11-1: Comparison between quarter-core and half-core C(g) results	11-2
Figure 11-2: Core box picture after core splitting and sampling	11-3
Figure 11-3: Inserted blank sample C(g) assay results	11-7
Figure 11-4: Reproducibility of duplicate samples	11-8
Figure 11-5: Drill core C(g) assay comparison using ALS and Actlabs	11-9
Figure 12-1: Scatter and QQ plots for the graphitic carbon independent samples	12-3
Figure 12-2: 2019 Independent sampling at the core shack (left); Some of the core storage (right); Collar in the field (bottom)	12-5
Figure 13-1: Scoping level Matawinie process flowsheet	13-3
Figure 13-2: Matawinie PFS process flowsheet	13-6
Figure 13-3: 2018 FS locked-cycle test flowsheet	13-12
Figure 13-4: Demonstration plant rougher / scavenger circuit	13-17
Figure 13-5: Demonstration plant with rougher flash flotation cell / scavenger circuit	13-17
Figure 13-6: Attrition mills, fines and coarse cleaning flotation circuit	13-20
Figure 13-7: A x b values vs. Sample depth	13-25
Figure 13-8: Cumulative frequency of A x b from SMC only	13-25
Figure 13-9: New process configuration	13-31
Figure 13-10: Laboratory operating conditions of the open circuit tests of program P0	13-32
Figure 13-11: Results of the open circuit tests of program P0	13-33
Figure 13-12: Rougher/scavenger flotation kinetics	13-34
Figure 13-13: Carbon grade and recovery of the final graphite concentrates in different attrition conditions	13-35
Figure 13-14: Final graphite concentrate d50 depending on the attrition time	13-36
Figure 13-15: Final graphite concentrate particle size distribution curves depending on the attrition time	13-37
Figure 13-16: Evolution of graphite concentrate per cycle of LCT P2-1	13-38
Figure 13-17: Enhancing of the grade of the graphite concentrate of UC2024 circuit, P2-1 LCT	13-40
Figure 13-18: Particle size analysis of graphite concentrate of LCT P2-1	13-41
Figure 13-19: Impurity balance	13-48
Figure 13-20: Impurties inside SG	13-49
Figure 13-21: Purification simplified flow diagram	13-51
Figure 13-22: Waste water treatment simplified block flow diagram	13-54
Figure 13-23: Mixing evaluation	13-57
Figure 13-24: Purity level after coating	13-59
Figure 14-1: Sections (blue) and mineralized volumes (multiple colours)	14-4

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Figure 14-2: Variogram model	14-10
Figure 14-3: Block model coloured by classification with drill hole traces	14-13
Figure 14-4: West Zone section 200	14-15
Figure 14-5: West Zone section 700	14-16
Figure 14-6: West Zone section 1300	14-16
Figure 14-7: West Zone section 1900	14-17
Figure 14-8: West Zone optimized pit	14-17
Figure 15-1: Pit optimization results	15-8
Figure 15-2: Pit optimization shells	15-8
Figure 15-3: Location of geotechnical diamond drill holes and televiewer surveys	15-10
Figure 15-4: Matawinie Mine 3D structural model interpretation	15-11
Figure 15-5: Matawinie Mine 3D foliation model	15-12
Figure 15-6: Final pit stability section locations	15-13
Figure 15-7: Litho-structural domains utilized for implementation of the design recommendations	15-14
Figure 15-8: Ramp design	15-17
Figure 15-9: Final bench access	15-18
Figure 15-10: Open pit design	15-19
Figure 16-1: Phase designs	16-3
Figure 16-2: Starter pit design	16-4
Figure 16-3: Phase 1 design	16-4
Figure 16-4: Phase 2 design	16-5
Figure 16-5: Phase 3 design	16-5
Figure 16-6: Phase 4 design	16-6
Figure 16-7: Phase 5 design	16-6
Figure 16-8: Mine production schedule	16-10
Figure 16-9: Processing plant feed	16-10
Figure 16-10: Concentrate production	16-11
Figure 16-11: Material mined by phase	16-11
Figure 16-12: Equipment utilization model	16-13
Figure 16-13: Topsoil and overburden stockpile (final configuration) and CDF Phase 1 impervious foundation configuration	16-19
Figure 16-14: CDF preliminary phase layout, final CDF configuration and instrumentation localization within the OB stockpile and CDF	16-21
Figure 17-1: Overall graphite balance	17-1
Figure 17-2: Water balance during the winter season	17-5

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Figure 17-3: Water balance during the summer season	17-6
Figure 17-4: Simplified flowsheet	17-7
Figure 17-5: Concentrate truck loadout system	17-19
Figure 17-6: Bécancour Battery Material Plant block flow diagram	17-25
Figure 17-7: Bloc diagram of the process water treatment system	17-29
Figure 18-1: Overall general site layout and access	18-2
Figure 18-2: Processing plant area	18-3
Figure 18-3: Mine site single-line diagram	18-6
Figure 18-4: Project power requirements	18-7
Figure 18-5: Water flow diagram	18-12
Figure 18-6: Main watersheds for the Matawinie Mine Project site	18-13
Figure 18-7: Sub-watersheds for the Matawinie Mine Project site	18-14
Figure 18-8: Initial water management infrastructure for Phase A	18-16
Figure 18-9: Final water management infrastructure	18-17
Figure 18-10: BC-1 layout	18-19
Figure 18-11: BC-2 Layout	18-20
Figure 18-12: Location plan of the WTP	18-24
Figure 18-13: Block flow diagram of the WTP	18-25
Figure 18-14: Concentrator area	18-27
Figure 18-15: Concentrator plant floor layout	18-28
Figure 18-16: Communication block diagram	18-35
Figure 18-17: High-level architecture of the wireless network	18-38
Figure 18-18: Typical cross section of the inside of a deposition cell	18-40
Figure 18-19: CDF Phase A-1 sector anticipated configuration (18 months)	18-43
Figure 18-20: CDF Phase A anticipated configuration (31st month)	18-44
Figure 18-21: CDF Phase B configuration (88th month)	18-45
Figure 18-22: CDF Final configuration	18-46
Figure 18-23: Bécancour advanced Battery Material Plant 3D rendering	18-47
Figure 18-24: Proposed site plan for the advanced Battery Material Plant in Bécancour	18-48
Figure 19-1: Natural graphite demand per region in tonnes	19-3
Figure 19-2: Natural graphite demand forecast per application	19-4
Figure 19-3: Anode material demand forecast (anode composition)	19-6
Figure 19-4: Raw material demand	19-6
Figure 19-5: 2024 and future natural flake graphite operating per country	19-8
Figure 19-6: NMG marketing strategy summary	19-10
Figure 19-7: AAM China and North American index reference prices (USD/t)	19-11

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Figure 20-1: Typical section of the experimental cell and position (metric) of the instruments	20-28
Figure 20-2: Spatial distribution of all environments on Lot # 3 294 065	20-38
Figure 21-1: Owner-managed project execution strategy	21-3
Figure 22-1: After-tax cash flow and cumulative cash flow profiles	22-5
Figure 22-2: Pre-tax NPV 8% – Sensitivity to capital expenditure, operating cost, prices, and USD/CAD exchange rate	22-9
Figure 22-3: Pre-tax IRR – Sensitivity to capital expenditure, operating cost, prices, and USD/CAD exchange rate	22-10
Figure 22-4: After-tax NPV 8% – Sensitivity to capital expenditure, operating cost, prices, and USD/CAD exchange rate	22-11
Figure 22-5: After-tax IRR – Sensitivity to capital expenditure, operating cost, prices, and USD/CAD exchange rate	22-12
Figure 23-1: Adjacent properties	23-2
Figure 24-1: Master schedule	24-4
Figure 24-2: Direct workforce for the mine and concentrator	24-8
Figure 24-3: Direct workforce for the Bécancour Battery Material Plant	24-9
Figure 26-1: Projected emissions at Phase 2 Matawinie Mine	26-6
Figure 26-2: Projected emissions at Phase 2 Bécancour Battery Material Plant	26-8

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Lists of Abbreviations and Units of Measurement

Abbreviation	Description
$ or USD	United States dollar
%	percent
°	degree
°C	degrees Celsius
2D	two dimensional
3D	three dimensional
AACE	AACE International (Association for the Advancement of Cost Engineering)
AAM	active anode material
AARQ	Atlas des amphibiens et des reptiles du Québec
AASHTO	Association of State Highway and Transportation Officials
ABA	acid base accounting
ABFR	Aménagement bio-forestier Rivest
Ag	silver
AIS	air insulated switchgear
Al	aluminum
ALS	ALS Minerals Laboratories
As	arsenic
AtkinsRéalis	AtkinsRéalis Canada Inc.
ATV	all-terrain vehicle
Au	gold
BAPE	Bureau d’audience publique sur l’environnement du Québec
BBA	BBA Inc.
BC-1	North Area Basin
BC-2	Industrial Zone Basin
BC-Sud	South Collecting Basin
BFA	bench face angle
BIM	Building Information Modelling
BMI	Benchmark Mineral Intelligence
BOM	B.O. Martel Inc.
BQ	drill core size (3.65 cm diameter)
C	carbon
C(g)	graphitic carbon
C(t)	total carbon
C10-C50	petroleum hydrocarbons

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Abbreviation	Description
Ca	calcium
CAD	Canadian dollar
calc-silicate	calcium-rich silicate
Capex	capital expenditure / capital cost estimate
CCBE	capillary barrier effect
CCTV	closed circuit television
CDA	Canadian Dam Association
CDF	co-disposal facility
CDPNQ	Centre de données sur le patrimoine naturel du Québec
CEAEQ	Centre d’expertise en analyse environnementale du Québec
CFTP	piscivorous terrestrial fauna criterion
CFU	colony-forming unit
CG	concentrated graphite
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
CIS	Corporate Information System
Clnr	cleaner
cm	centimetre
cm2	centimetre square
CMB	Central Metasedimentary Belt
CNRC	Canadian National Research Council
CNSC	Canadian Nuclear Safety Commission
CO	carbon monoxide
CO2	carbon dioxide
CO3	carbon trioxide
COG	cut-off grade
Conc.	concentrate
CPC(O)	criterion for preventing contamination of aquatic organisms
Cr VI	hexavalent chromium
CSA	Canadian Standards Association
CSPG	coated spherical purified graphite
Cu	copper
CuSO4	copper sulphate
CVAA
CVAC	protection of aquatic life, chronic effect
d	day (24 hours)
D.S	dissolved solids

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Abbreviation	Description
dBA	A-weighted decibels
DCS	distributed control system
DDH	diamond drill hole
deg. or °	angular degree
DFO	Department of Fisheries and Oceans
Directive 019	MELCC - Directive 019 sur l’industrie minière (Provincial guidelines for the mining industry)
DOE	design of experiment
DOL	direct online
DTH	down-the-hole
DVAP	Demonstration Value-Added Plant
DVMF	Dry Vibrating Magnetic Filter
DVR	digital video recorder
E	east
EDO	Environmental Discharge Objectives
EGL	effective grinding length
EM	electromagnetic
ENP	effective neutralization potential
EPCM	Engineering, Procurement, Construction Management
EPS	expandable polystyrene
EQA	Environmental Quality Act
ESA	Environmental Site Assessment
ESG	Environmental, Social, and Governance
ESIA	Environmental and Social Impact Assessment
et al.	et alla (and others)
EV	electric vehicle
F/F	flange-to-flange
F80	80% passing - feed size
FDEM	Frequency Domain Electromagnetic
Fe	iron
FEOC	Foreign Entity of Concern
FID	Full Investment Decision
FOS	factors of safety
FPIC	Free, Prior and Informed Consent
FS	Feasibility Study
FTE	full time equivalent
g	gram

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Abbreviation	Description
G&A	general and administration
Ga	billion years
GC	general contractor
GDP	gross domestic product
General Motors	General Motors Holdings LLC, a wholly owned subsidiary of General Motors Co.
GESTIM	Gestion des titres miniers
GHG	greenhouse gas
GISTM	Global Industry Standard on Tailings Management
GM	Gestion des titres miniers (GESTIM)
GOH	gross operating hours
GPS	Global Positioning System
GSC	Geological Survey of Canada
GW	groundwater
GWh	gigawatt hour
h	hour (60 minutes)
ha	hectare
HAZID	Hazards Identification
HCl	hydrochloric acid
HCO3	carbonate
HDPE	high-density polyethylene
HF	hydrogen fluoride
HFR	high frequency
HNO3	nitric acid
hp	horsepower
HPEV	hybrid plug-in electric vehicle
HQ	Hydro-Québec
HRG	high resistance grounding
HRT	high-rate thickener
HS	Harmonized System
HVAC	heating, ventilation, and air conditioning
I/O	input/output
IAS	invasive alien species
IBA	Impact and Benefit Agreement
ICE	initial coulombic efficiency
ICOLD	International Commission On Large Dams
ICP-AES	inductively coupled plasma – atomic emission spectroscopy

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Abbreviation	Description
ICP-MS	inductively coupled plasma-mass spectrometry
ICP-OES	inductively coupled plasma atomic emission spectroscopy (also referred to as inductively coupled plasma optical emission spectrometry)
ICS	Industrial Control System
ID	identification
ID2	inverse distance square
IDMZ	Industrial DMZ
IEC	International Electrotechnical Commission
IED	intelligent electronic device
IOC	Integrated Operations Centre
IP	Induced Polarization
IRA	inter-ramp angle
IRR	internal rate of return
ISO	International Organization for Standardization
ISQ	Institut de la statistique du Québec
IT	information technology
J/g	Joule per grams
JSS	job site solution
K	Thousands (‘000)
kA	kiloampere
kg	kilogram
kg/d	kilogram per day
km	kilometre
km2	square kilometre
KPI	key performance indicators
kt	kilotonne
ktpy	kilotonne per year
kV	kilovolt
kVA	Kilovolt Ampere
kW	kilowatt
kWh	kilowatt-hour
L	litre
LCT	locked-cycle test
Li	lithium
LiB	lithium-ion battery
LiDAR	light detection and ranging
Li-ion	lithium-ion

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Abbreviation	Description
LIMS	low intensity magnetic separator
LKTZ	Labelle-Kinonge Shear Zone
LOI	loss on ignition
LOM	life of mine
LRG	low resistance ground
LTE	long term evolution
LV	Low voltage
m	metre
m/s	metre per second
M/S	Micronization and Spheronization
m2	square metre
m2h	square metre per hour
m3	cubic metre
MAC	Mining Association of Canada
Mag	magnetic
MC	master composite
MCC	motor control centre
MDDELCC	Ministère du Développement durable, de l’environnement et de la Lutte contre les changements climatiques
MDDEP	Ministère du Développement durable, de l’Environnement et des Parcs du Québec
MELCC	Ministère de l’Environnement et de la Lutte contre les changements climatiques
MELCCFP	Ministère de l'Environnement, de la Lutte contre les changements climatiques, de la Faune et des Parcs (Ministry of the Environment, the Fight against Climate Change, Wildlife and Parks) formerly known as Ministère de l’Environnement et de la Lutte contre les changements climatiques (MELCC)
MEND	Mining Environment Neutral Drainage Program
MERN	Ministère de l’Énergie et Ressources naturelles (Ministry of Energy and Natural Resources) (now known as MRNF)
MFCV	material flow control valve
MFFP	Ministère des Forêts, de la Faune et des Parcs
MFSA	Master Fleet Services Agreement
Mg	magnesium
mg	milligram
mg/L	milligrams per litre
MI(s)	mineralized interval(s)
MIBC	methyl isobutyl carbinol

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Abbreviation	Description
MIMS	medium intensity magnetic separator
min	minute (60 seconds)
ml	millilitre
MLT	Mont-Laurier Terrane
MLT	Mont-Laurier Terrane
mm	millimetre
Mm3	million cubic metres
MPO	Pêches et Océans Canada (Fisheries and Oceans Canada)
MPSO	MinePlan Schedule Optimizer
MRC	Municipalité régionale de comté
MRNF	Ministère des Ressources Naturelles et des Forêts (formerly MERN)
Mt	million tonnes
MT	Morin Terrane
MTO(s)	material take-off(s)
Mtpy	million tonnes per year
MTQ	Ministère des Transports du Québec
Municipality	municipality of Saint-Michel-des-Saints
MV	medium voltage
MVA	megavolt ampere
MW	megawatt
Mw/Mw+Ms	Mass of water / (Mass of water + Mass of solids)
mZ	mass-to-charge ratio
N	north
N/A	not available
N2	nitrogen
NAG	non-acid generating
NaOH	sodium hydroxide
NDA	non-disclosure agreement
Ni	nickel
NI 43-101	National Instrument 43-101
Nm3/h	normal cubic metre per hour
NMG or the Company	Nouveau Monde Graphite
NMS	Network Management System
No. or #	number
NOH	net operating hours
NOx	nitrogen oxides

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Abbreviation	Description
NP/AP	neutralization potential / acidification potential
NPV	net present value
NQ	drill core size (4.8 cm diameter)
NRC	National Research Council of Canada
NSR	net smelter return
NTS	National Topographic System
O2	oxygen
OB	overburden
OEM	original equipment manufacturer
OER	Objectifs environnementaux de rejet
Opex	operational expenditure / operating cost estimates
OR	operational readiness
ORC	operational readiness and commissioning
oz	ounce (troy)
P&ID	piping and instrumentation diagrams
P80	80% passing - product size
PAG	potential-acid generating
PAH(s)	polycyclic aromatic hydrocarbon(s)
Pallinghurst Graphite	Pallinghurst Graphite International Limited
Panasonic	Panasonic Holdings Corporation
Panasonic Energy	Panasonic Energy Co., Ltd.
PAX	potassium amyl xanthate
Pb	lead
PDA	pre-development agreement
PDC	Process design criteria
PEA	Preliminary Economic Assessment
PEV	plug-in electric vehicle
PFC	power factor correction
PFS	Pre-feasibility Study
PGA	peak ground acceleration
pH	potential of hydrogen
PhD	Doctor of Philosophy
PIPB	Parc industriel et portuaire de Bécancour (Industrial and Port Park)
PLC	programmable logic controller
PMF	probable maximum flood
PMP	probable precipitation

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Abbreviation	Description
PO(s)	purchase order(s)
PoC	Push-to-Talk-over-Cellular
POV	pre-operational verifications
PP	pilot plant
PPM	pore pressure model
PSD	particle size distribution
PSMS	Process Safety Management System
PTT	Push-to-Talk
PVC	polyvinyl chloride
Q1, Q2, etc.	first quarter, second quarter
QA/QC	quality assurance/quality control
QP(s)	qualified person(s)
RAA	Règlement sur l'assainissement de l'atmosphère (Clean Air Regulation)
RADF	Règlement sur l'aménagement durable des forêts du domaine de l'État
RCAMHH	Règlement sur la compensation pour l’atteinte aux milieux humides et hydrique
REAFIE	Règlement sur l’encadrement d’activités en fonction de leur impact sur l’environnement
RÉEIE	Règlement relatif à l’évaluation et l’examen des impacts sur l’environnement
RES	Resurgence in surface water (résurgence dans l’eau de surface)
RF	revenue factor
RLRQ	Recueil des lois et des règlements du Québec
RO	reverse osmosis
ROM	run of mine
RQD	rock quality designation
RTLS	real time location service
S	sulphur
S%	sulphur content
SAG	semi-autogenous grinding
SBV	southern sub-watershed
SCC	Standards Council of Canada
SCR	silicon-controlled resistors
sec	seconds
SEDAR+	System for Electronic Document Analysis and Retrieval
SG	spherical graphite
SGS	SGS Lakefield Research Limited of Canada / SGS Geological Services
SI	International System of Units (Système international d’unités)
SIGÉOM	Système d'information géominière du Québec

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Abbreviation	Description
SLD	single-line diagram
SMC	SMC Test®
SMDS	Saint-Michel-des-Saints
SMM	stirred media mill
SO2	sulphur dioxide
SO4	sulphate
Soutex	Soutex Inc.
SPG	spherical purified graphite
SPIPB	Société du parc industriel et portuaire de Bécancour
SPLP	synthetic precipitation leaching procedure
SRC	Saskatchewan Research Council
SRK	SRK Consulting (Canada) Inc.
SSA	specific surface area
STACOM	static synchronous compensator
Std	standard
t	tonne (1,000 kg) (metric ton)
TCLP	toxicity characteristic leaching procedure
TDEM	Time Domain Electromagnetic
Ti	titanium
TOC	total organic carbon
ton	short ton
tpd	tonne per day
tph	tonne per hour
TPM	total particulate matter
tpy	tonne per year
U	uranium
U.S.	United States
U/F	underflow
UGAF	fur-bearing animal management units
UPS	uninterruptible power supplies
US EPA	U.S. Environmental Protection Agency
UTa	acute toxicity unit
UTc	chronic toxicity unit
UTM	Universal Transverse Mercator
V	volt
VAFe	final acute effluent value

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Abbreviation	Description
VAR	variability composites
VFD	variable frequency drives
VLAN	virtual local area network
VOC(s)	volatile organic compound(s)
VoIP	Voice-over-IP
vs	versus
W	watts
W	west
w/w	mass ratio, weight by weight
WBS	work breakdown structure
WEC	work element coding
WMP	water management plan
WSP	WSP Canada Inc.
wt	wet metric tonne
wt%	weight percent
WTP	water treatment plant
X	X Coordinate (E-W)
XPS	Expert Process Solution
XRD	X-Ray Diffraction
Y	Y coordinate (N-S)
y	year (365 days)
Z	Z coordinate (depth or elevation)
Zn	zinc
μm	microns, micrometre

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

1.	Summary

Nouveau Monde Graphite (“NMG” or the “Company”) is working towards developing a fully integrated source of carbon-neutral active anode materials (“AAM”) in Québec, Canada. The project includes the Matawinie Mine, a large graphite deposit in Saint-Michel-des-Saints (“SMDS”) to supply concentrated flake graphite to traditional and speciality markets, and to feed the Bécancour Battery Material Plant for the processing of graphite concentrate into high-purity, active battery anode material (herein referred to as “the Projects”).

Using a phased approach to help de-risk the Projects, NMG has invested in its Phase 1 piloting and demonstration plants for every stage of its value chain, while advancing the engineering of its Phase 2 commercial plants with a focus on process and cost optimization.

With its committed approach to environmental, social, and governance (“ESG”) principles, NMG is designing a modern mining complex, with progressive reclamation, complemented by beneficiation and processing facilities that optimize energy efficiency and resource use to provide battery and electric vehicle (“EV”) manufacturers with locally sourced AAM.

This report, following NI 43-101 guidelines, presents the results of an updated Feasibility Study for the integrated Matawinie Mine and Bécancour Battery Material Plant Projects (this “Study” or “Updated FS”).

In this report, all currency amounts are in U.S. Dollars (“USD” or “$”) unless otherwise stated.

1.1.	Property Description, Location and Ownership

1.1.1.	Matawinie Mine and Concentrator

The Mining Property or the “Tony Block” currently consists of 159 contiguous map-designated claims totalling 8,266.42 ha. Exploration work on the Mining Property uncovered significant crystalline flake graphite mineralization. After successfully identifying Mineral Reserves on its Mining Property, NMG has advanced its mining project (the “Matawinie Mine”) at the development stage with ongoing detailed engineering and preparatory construction work targeting the Mining Property’s mineralized West Zone. The Mining Property claims are wholly owned (100%) by NMG.

The centre of the Tony Block is located approximately 6 km to the southwest of the community of SMDS in the National Topographic System (“NTS”) map sheets 31J/09 and 31I/12. Most of the Tony Block lies within the municipality of SMDS (“Municipality”), Lanaudière Administrative Region, Province of Québec, Canada. The centre of the Tony Block is positioned approximately 120 km as the crow flies north of Montréal, at latitude 46.63° and longitude -73.96° using the WGS 1984 geographic coordinate system and Easting: 579570, Northing: 5164630 using the UTM, NAD83 Zone 18 projected coordinate system.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

The current mine lease proposal, covering an irregular area of 197.81 ha, received a preliminary approval from the Ministère des Ressources naturelles et des Forêts (“MRNF”) on July 5, 2024. In addition, an industrial land lease (lease # 394-18-914) covering an area of 20.2 ha, needed for the placement of the concentrator and related infrastructure, as well as a mine tailings land lease (lease # 278-17-914) covering 238.5 ha, has been obtained from the MRNF. These three land leases cover a sufficient area for all infrastructure needed for NMG’s mining project.

The Mining Property’s main mineralized zones are located on public crown land, on the ancestral territory of the Atikamekw First Nation of Manawan. The Matawinie Mine Project footprint, including related infrastructure, has no accessibility restrictions known to NMG.

None of the infrastructure of the proposed Matawinie Mine is located on private or leased land other than those belonging to NMG or one of its subsidiaries, except for a portion of the main access road for which an agreement was entered into with the landowner in connection with the establishment of a right-of-way in favour of NMG.

The Matawinie Property, which includes the Mining Property, is currently subject to a 2.0% net smelter return (“NSR”) in favour of Pallinghurst Graphite International Limited (“Pallinghurst Graphite”). The royalty agreement contains provision detailing the formula to calculate the 2.0% NSR for the various products, whether derived directly from the minerals mined at the Matawinie Mine or further transformed at the Bécancour Battery Material Plant. In addition, NMG has entered into a collaborative agreement with the Municipality, as well as an Impact and Benefit Agreement (“IBA”), with the Atikamekw First Nation of Manawan covering the development and operation of the Matawinie Mine. Economic costs related to the agreements mentioned above are integrated in the Project’s cost estimate.

All governmental permits as well as all authorizations from the Municipality pertaining to exploration, geotechnical and hydrogeological exploration and characterization work to date have been obtained.

The ministerial decree authorizing the Matawinie Mine Project (Decree #47-2021) was granted by the Ministère de l’Environnement et de la Lutte contre les changements climatiques (MELCC, currently MELCCFP) on January 20, 2021. The Decree covers a commercial production level of 100,000 tonnes per year (“tpy”) of graphite concentrate, which will be used for NMG’s commercial strategy, catering to the battery, EV, traditional and other speciality markets. Note that a Decree amendment was filled in order to increase the permitted 100,000 tpy to 106,000 tpy of graphite concentrate production, refer to Section 1.12.1 for additional details. This request is currently being processed by the MELCCFP. There are no liabilities (whether contingent or otherwise) in connection with any environmental activity relating to or affecting NMG, its subsidiaries or their properties, assets or operations, and there are no liabilities (whether contingent or otherwise) relating to the restoration or rehabilitation of land, water or any other part of the environment, in each case, which would have a material adverse effect on the Mining Property.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

1.1.2.	Bécancour Battery Material Plant

The Bécancour Battery Material Plant site is located on Lot # 3 294 065 of the cadaster of the province of Québec, in the Bécancour Industrial Park. The site, located across the river from Trois-Rivières, is about halfway between the two largest urban centers in the province of Québec, namely the Montréal and Québec City metropolitan areas. NMG’s 200,000 m² L-shaped property presents soil quality and underground water in line with industrial use standards. The property is bordered to the north by a rail line and the Trans-Canada pipeline. Road access to the property is from the west side via Avenue G.A. Boulet.

There are no royalties, back-in rights, payments, or other agreements and encumbrances to which the property is subjected.

The site is strategically located and offers access to all necessary nearby infrastructure and services including:

■	Access to a 120-kV electrical line, part of Hydro-Québec’s existing distribution network, running along the northern border to the property;

■	Access to a natural gas pipeline along the eastern border of the property;

■	Direct potable and industrial water access along multiple sides of the property;

■	Easy rail, port and road access for both importing raw materials and exporting final products throughout North America and Europe.

1.2.	Geological Setting and Mineralization

The Mining Property lies in the southwestern portion of the Grenville geological province, and more specifically in the Morin Terrane. The area is host to a variety of rock types, mainly composed of deformed metamorphosed sediments, including paragneiss and calc-silicates. Granitic and pegmatitic intrusions are also present and are observed locally on the Mining Property. The graphite mineralization identified in the Tony Block is hosted in quartzo-feldspathic paragneiss horizons and appears as disseminated graphite flakes.

1.3.	Exploration

Exploration work on the Mining Property was initiated in late 2013, when a detailed airborne geophysical survey was performed in the area. The 2013 survey was executed following positive results from a regional survey by 3457265 Canada Inc., pursuant to the instructions provided by NMG's technical staff, covering over 2,100 km2 (confidential internal documents).

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

NMG’s field exploration programs on the Tony Block focused on graphite exploration consisting of:

■	Airborne Time Domain Electromagnetic (“TDEM”) surveys (2013 and 2015);

■	Ground prospecting of conductive targets identified by the airborne surveys (2014-2015);

■	Ground geophysical surveying using a portable TDEM system (2014-2019);

■	Trenching and channel sampling of the main conductors (2014-2016);

■	Drilling of the main mineralized zones (2015- 2021);

■	Metallurgical testing of surface and drill core samples (ongoing since 2015).

From 2014 to 2019, ground PhiSpy TDEM surveys totalling 183 line-kilometres using 100 m line spacing in the targeted areas and 25 m line spacing over the more promising South-East, South-West and West zones, was performed. The PhiSpy survey results provided a detailed outline of the conductive areas and thus possible mineralized zones, which were used as a basis for planning the trenching and drilling programs.

Trenching on the Tony Block from 2014 to 2016 confirmed the extent of the graphite mineralization on the Property. The trenching work targeted wide conductors on each of the main conductive zones outlined by the 2015-2016 ground PhiSpy surveys. A total of 511 channel samples were collected from the Tony Block. The results from trenches TO-14/16-TR-03, TO-16-TR-10 and TO-16-TR-11 (207 samples) were used in the Mineral Resource Estimate for the West Zone deposit.

1.4.	Drilling

Exploration drilling on the Mining Property targeted wide conductors on each of the main conductive areas outlined by the 2014 to 2019 ground PhiSpy surveys. A total of 196 sampled exploration and delineation holes were drilled in the Tony Block totalling 33,016.70 m. This includes 149 sampled drill holes totalling 26,203.74 m used for the Mineral Resource Estimate of the West Zone deposit. The exploration drill holes mentioned above do not include two cored holes drilled for the pit slope geotechnical studies and 89 vertical cored holes used for other purposes such as overburden thickness surveys, environmental monitoring, and hydrogeological modelling in the West Zone deposit area. In 2022, a sampling campaign targeting mostly mineralized intervals from previously unsampled drill holes in the West Zone generated 597 samples. Results were received in 2023 but have yet to be included in a Mineral Resource Estimate. A preliminary assessment of the 2023 core sample results does not suggest any significant changes from either the current geological model or the Mineral Resource Estimate. Mineralization was intercepted 476 times by drilling in the West Zone resulting in the interpretation of a mineralized envelope of about 100 m to 150 m thick from which 23 graphitic horizons, or volumes (17 groups of mineralized intervals), were interpreted. These horizons can be followed, sometimes sporadically, over a strike length of 3 km. An additional feature of the West Zone is that some of the horizons separate and coalesce to form wider mineralized volumes. The longest intersection along drill core returned a graphite content of 4.76% Graphitic Carbon (“C(g)”) over 109.9 m although this intersection is considered as being down-dip. Mineralization is open to the North, to the south and at depths greater than 200 m from surface.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

The drilling in the South-East Zone of the South deposit consisted of nine holes for a total of 1,551.99 m drilled. Mineralization was intercepted 13 times by drilling resulting in the interpretation that the South-East Zone is composed of two main mineralized horizons (S1 and S2). The highlight of the South-East Zone is the large width of the mineralized horizons. From section S2600 to section S2900 (300 m length), the mineralized horizon ranges from 117 m to 160 m true width, with grades varying from 3.19% to 3.62% C(g).

The drilling in the South-West Zone of the South deposit consisted of 22 holes for a total of 2,616.6 m drilled. Mineralization was intercepted 57 times by drilling resulting in the interpretation that the South-West Zone is composed of two main mineralized horizons (S1 and S2). The highlight of South-West Zone is a first graphitic horizon (S1) about 30 m thick, followed by a mostly barren interval between 25 m and 63 m thick, and finally, a second graphitic horizon (S2) around 40 m to 50 m thick, with both graphitic horizons varying from 2.79% to 5.29% C(g).

A total of 16 other exploration holes totalling 2,644.37 m was drilled in other mineralized zones on the Mining Property. Although most of these holes intercepted graphite mineralization, the potential for the presence of an economic deposit was lower than that for the West, South-East and South-West zones, due to thinner mineralized intercepts and/or lower graphite grades.

Drill core quality control and quality assurance (“QA/QC”) samples, consisting of blanks, duplicates and graphite standards, were included in the drill core sample stream. Out of the 12,397 drill core samples from the Tony Block sent for C(g) analysis, 1,289 were sent as quality control samples, including 907 QA/QC samples from the 9,181 West Zone core samples used for the Mineral Resource Estimate. Quality control sample results retuned within acceptable limits. No bias was introduced in the sampling procedures.

1.5.	Mineral Processing and Metallurgical Testing

1.5.1.	Matawinie Mine and Concentrator

Between 2013 and 2021, multiple metallurgical process development and optimization programs have been carried out on samples from the Matawinie graphite mineralization zones. The initial programs focused on the development of a flowsheet that maximizes concentrate grade and recovery, while minimizing flake degradation. The flowsheet that was developed for the Preliminary Economic Assessment (“PEA”) was optimized and validated during the Pre-feasibility Study (“PFS”) and the 2018 FS, as well as the 2022 FS and this current 2025 FS updates. All components incorporated in the Matawinie Mine process are mature technologies that have been demonstrated in many concentrators over the past several decades. The proposed flowsheet and conditions proved robust to produce a concentrate grade of 97.5% C(t) at a total carbon recovery of 93%. The graphite tailings are subjected to a desulphurization stage that separates most sulphides from the balance of the flotation tailings to produce two separate tailings products, namely one high-sulphur low-mass and one low-sulphur high-mass.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

NMG constructed a flotation demonstration plant in 2018 to further de-risk the process and to produce larger quantities of flotation concentrate for customer evaluation and downstream value-add process development. Some of the unit process operations that were optimized in the demonstration plant to de-risk the process included the specific flotation technology for the commercial plant (tank cells and flash flotation), the cleaner circuit grinding equipment (polishing and stirred media mills), and the configuration of the desulphurization circuit.

Multiple programs were completed with equipment vendors and independent labs after completion of this Updated FS to support equipment selection during detailed engineering. These programs included a validation program for the comminution circuit, solid-liquid separation programs for tailings and concentrate streams, drying tests, and wet classification of intermediate concentrates. Further, supplemental tests were carried out to assist in the design of product handling systems.

1.5.2.	Bécancour Battery Material Plant

1.5.2.1.	Micronization and Spheronization

The micronization and spheronization (“M/S”) sector has two main objectives. First, the concentrated graphite (“CG”), in flake form, undergoes a particle size reduction (micronization), followed by spheronization where the concentrated graphite particles are rounded to increase particle density. This final product is called the spherical graphite (“SG”). The density of the SG is measured in terms of tap density which represents an increased bulk density attained by mechanically tapping a container with the powder sample of the SG.

The degree to which the product is processed in spheronization depends on the end-user specifications and has an impact on the yield (SG/CG) obtained from the process.

In 2019, NMG acquired a commercial size M/S unit from a first original equipment manufacturer (“OEM”). This equipment was selected based on trials previously performed at the OEM test centre that showed promising results. This unit was installed in the Phase 1 Battery Demonstration Plant and has been used to perform more than 2,900 tests on the NMG’s graphite concentrate to understand and optimize the process.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

In 2022, NMG acquired a second larger M/S unit to increase its production capacity and confirm the OEM test results.

With a combination of thorough Design of Experiments (“DOE”) and planned test phases, over 3,600 runs have been completed with the two units. Several variables were studied to build an in-depth understanding of the impact of each on the final product (powder properties such as PSD and tap density) and the performance (yield and throughput). In parallel, NMG continued testing numerous other OEMs to evaluate and choose the equipment with the best performance and cost effectiveness. As a result, a third renowned and experienced OEM has been selected for the M/S section of the Bécancour Battery Material Plant. Subsequently, in 2024, commercial-sized M/S equipment from this third OEM was installed and commissioned at NMG’s Phase 1 Battery Demonstration Plant.

1.5.2.2.	Purification

An aqueous chemical purification process was adopted by NMG to produce battery-grade spherical purified graphite (“SPG”) with ≥ 99.90% carbon content. This method of purification was selected over the previous carbochlorination process presented in previous NMG Technical Reports as chemical purification has been proven internationally and is currently being effectively used to produce purified graphite at industrial scale.

The process consists of a sequence of atmospheric leaching stages using hydrofluoric, hydrochloric and nitric acids and oxygen to purify the SG. Each stage aims at removing different impurities as the conditions required can vary. The SG is filtered and washed after each leaching stage with the SPG being also dried ahead of further processing. Similar process flowsheets are used by several battery material producers in North America and in China.

In 2024 and through 2025, test work programs were undertaken at five independent laboratories to demonstrate the efficacy of the process. Laboratory and pilot scale tests were performed on various samples coming from the beneficiation demo plant after M/S. Test variables included reagent types and a combinations of leach temperature and retention time. The current design of the purification sector is based on the test conditions that have achieved the target product quality including carbon grade and impurity limits.

Test work is ongoing to ensure the robustness of the purification process for the various profile of graphite that would be processed over the project life. The tests also aim at optimizing the process conditions, such as temperature, retention time and reagent concentrations.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

1.5.2.3.	Coating

The coating of SPG aims at enhancing the electrochemical performance of AAM in lithium-ion batteries.

This coating process is carried out in several stages starting with the micronization of solid carbon precursor that is mixed with the SPG in a specific ratio. This uniform mixture is then heated in successive stages inside a furnace under an inert atmosphere. Once heated, the volatilized precursor is deposited on the surface of the graphite and is subsequently calcined to obtain an amorphous carbon coating on the surface of the SPG. Once cooled, the Coated SPG (“CSPG”) undergoes deagglomeration and sieving steps to obtain the particle size required by the various customers.

To establish the proper technology, precursor type and process parameters, NMG performed different studies and tests in independent laboratories and at suppliers’ test facilities. Most technologies thereby chosen by NMG are being widely used in the industry, further tests were performed to evaluate supplier technology, yield, efficiency etc.

In the first stage, to determine the required process conditions and type of precursor needed for amorphic carbon coating, multiple laboratory tests were performed at the Canadian National Research Council (“CNRC”) based on literature reviews and experience from consulted experts. These trials were then evaluated, with electro-chemical tests in half coin cell, to establish the baseline of the process conditions for the following steps.

The baseline conditions were then tested at a pilot scale performed at suppliers’ facilities. The material was subsequently evaluated to confirm the results obtained in the laboratory.

This became the baseline for the construction of a 2,000-tpy coating line at the Phase 1 Battery Material Plant. A significant amount of graphite was processed to evaluate the fully integrated system, optimize the process conditions and ensure personnel training and development.

1.6.	Mineral Resource Estimate

The block model used to generate the Current Resource of the West Zone for this Updated FS has an effective date of March 25, 2025, and it has not changed since the 2022 FS (Allaire et al., 2022). This Resource is based on a total of 173 core drill holes which produced 8,274 samples as well as 207 samples collected from channelling work in three trenches. This does not include the quality control samples, all of which returned within acceptable limits. In all, 23 mineralized volumes (17 groups of mineralized intervals) encased in paragneiss units were interpreted and modelled from this data.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

The Current Resource block model for the West Zone deposit was prepared by Yann Camus, P.Eng., of SGS Geological Services located in Blainville, Québec, Canada, using the Genesis© mining software. Interpolation was performed using inverse square distance (ID2) as well as different search ellipsoids that were adapted to the geology of the deposit. The block model was then processed by GEOVIA’s Whittle software to provide an optimized pit. The optimized pit containing the Current Resource was limited to the Tony Block Property boundary to the South of the West Zone Deposit at the effective date of the Resource Estimate (March 25, 2025). The Mineral Resources of the West Zone, or the Matawinie Mine, are presented in the Table 1-1.

Table 1-1: Pit-constrained Mineral Resource Estimate for the West Zone

	Current Resources (March 25, 2025)(5)(6)(7)
Mineral Resource Category(1)(2)	Tonnage (Mt)	C(g) Grade (%)(3)	Contained Graphite (Mt)
Measured	28.5	4.28	1.22
Indicated	101.8	4.26	4.33
Measured + Indicated	130.3	4.26	5.55
Inferred(4)	23.0	4.28	0.98

(1)	The Mineral Resources provided in this table were estimated by Yann Camus P.Eng., Qualified Person of SGS Geological Services, using current Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves, Definitions and Guidelines.

(2)	Mineral Resources that are not Mineral Reserves have not demonstrated economic viability. Additional trenching and/or drilling will be required to convert Inferred and Indicated Mineral Resources to Measured Mineral Resources. There is no certainty that any part of a Mineral Resource will ever be converted into Reserves.

(3)	All analyses used for the Resource Estimates were performed by ALS Minerals Laboratories and delivered as % C(g), internal analytical code C-IR18.

(4)	Inferred Mineral Resources represent material that is considered too speculative to be included in economic evaluations. Additional trenching and/or drilling will be required to convert Inferred Mineral Resources to Indicated or Measured Mineral Resources. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher Resource category.

(5)	Current Resources effective March 25, 2025.

(6)	Mineral Resources are stated at a cut-off grade of 1.78% C(g).

(7)	Quality control standards used for these Mineral Resources returned within acceptable limits, no significant bias was found.

1.7.	Mineral Reserve Estimate

The Matawinie Mine Project will be mined using conventional open pit mining methods consisting of drilling, blasting, loading, and hauling. Ore will be hauled to the primary crusher and waste rock and tailings will be placed in a co-disposal facility (“CDF”). The CDF will initially be located at the surface and as of Year 7, tailings and waste rock will be placed inside the mined out open pit.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

The Mineral Reserves for the Matawinie Mine Project were prepared by Jeffrey Cassoff, P.Eng., Principal Mining Engineer with BBA Inc.; a Qualified Person as defined under National Instrument 43-101 (“NI 43-101”).

The Mineral Reserves have been estimated based on a graphite concentrate selling price of 1,334$/t and a 25-year life of mine (“LOM”) plan.

Development of the LOM plan included pit optimization, pit design, mine scheduling and the application of modifying factors to the Measured and Indicated Mineral Resources. The reference point for the Mineral Reserves is the feed to the primary crusher. The tonnages and grades reported are inclusive of mining dilution, geological losses, and operational mining losses.

The pit optimization analysis was validated in January 2025 with updated operating costs and selling prices to ensure that the cut-off grade is still valid and that the proposed mine life and economic returns are comparable with the 2022 FS.

Table 1-2 presents the Mineral Reserves that have been estimated for the Matawinie Mine Project, which include 17. Mt of Proven Mineral Reserves at an average grade of 4.16% C(g) and 44.3 Mt of Probable Mineral Reserves at an average grade of 4.26% C(g) for a total of 61.7 Mt of Proven and Probable Mineral Reserves at an average grade of 4.23% C(g). To access these Mineral Reserves, 15.5 Mt of overburden and 56.2 Mt of waste rock must be mined, resulting in a strip ratio of 1.16:1.

Table 1-2: Matawinie Mine Mineral Reserves

Category	Tonnes (Mt)	C(g) Grade (%)	Contained Graphite (Mt)
Proven	17.3	4.16	0.7
Probable	44.3	4.26	1.9
Proven & Probable	61.7	4.23	2.6

1.	The Qualified Person for the Mineral Reserve Estimate is Jeffrey Cassoff, P.Eng., of BBA Inc.

2.	The effective date of the estimate is March 25, 2025.

3.	Mineral Reserves were estimated using a graphite concentrate selling price of 1,334$/t, and consider a 2% royalty, and selling costs of 34.23$/t. An average grade of 97% C(t) was considered for the graphite concentrate.

4.	A metallurgical recovery of 93% was used.

5.	A cut-off grade of 2.20% C(g) was used.

6.	The strip ratio for the open pit is 1.16 to 1.

7.	The Mineral Reserves are inclusive of mining dilution and ore loss.

8.	The reference point for the Mineral Reserves is the primary crusher.

9.	Totals may not add due to rounding.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

1.8.	Mining Methods

Mining will be carried out with drilling and blasting on 10 m high benches and loading will be done in two 5 m flitches. The loading fleet will consist of two diesel-powered hydraulic excavators equipped with 6.0 m3 buckets and loading will be done with a fleet of 12, 60-tonne rigid frame mining trucks. A frontend wheel loader will support the excavators with loading and ore blending.

Tailings produced at the concentrator will be segregated after the desulphurization circuit into low-sulphur content of non-acid generating (“NAG”) tailings and a sulphide concentrate of potentially-acid generating (“PAG”) tailings. Both NAG and PAG will be filtered to reduce water content, loaded with a front-end wheel loader into a fleet of five, 60-tonne haul trucks, transported to the CDF facility, and co-disposed with waste rock into deposition cells on a lined platform. A fleet of CAT D8 dozers and hydraulic excavators will place and compact the tailings and waste rock on the CDF.

The mine will operate on two 8-hour shifts, 5 days per week, while the mill will operate 24 hours per day, 365 days per year. A storage dome containing crushed ore will ensure availability of ore to the mill when the mine shuts down for evenings and weekends.

The ultimate pit designed for the Project considers 20 m wide haul ramps for double-lane traffic, 13 m wide ramps for single-lane traffic for the lower benches, a maximum ramp grade of 10%, and a minimum mining width of 20 m. SRK Consulting carried out an open pit slope investigation and stability assessment in 2021 to update previous geotechnical work.

The ultimate pit is approximately 3,000 m long and 400 m wide at surface. The total surface area of the pit is roughly 82 ha. The pit contains five independent ramp systems which are required for pit phasing and the in-pit placement of waste rock and tailings. The deepest part of the pit is at the 345 m elevation, at the north end of the pit, where the total depth of the pit from surface reaches 185 m. The pit avoids a wetland on the southwest corner and at its closest point, is 110 m away from the Hydro-Québec power lines.

To maximize the net present value (“NPV”) of the Project, mining phases (pushbacks) have been designed and incorporated into the mining sequence to defer waste rock stripping and to provide a blended feed grade that is acceptable for the concentrator over the life of the Project.

The deposit will be mined from south to north to ensure adequate space is available for in-pit backfilling of waste rock and tailings once the initial CDF at surface is filled to capacity. The south end of the pit can also be accessed at lower strip ratios than at the north end. The mine plan promotes progressive reclamation to minimize affected land and impacts on biodiversity.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

A mine production plan has been prepared using the Mine Plan Schedule Optimizer (“MPSO”) tool in the Hexagon MinePlan 3D software. The mine plan has been prepared quarterly for the first 2 years of production, annually for the following 11 years, and in 3-year increments thereafter. The mine plan also includes a six-month period of pre-production to prepare the pit for mining operations.

The mine plan aims to produce up to 105,900 t of concentrate per year and targets the nominal mill throughput capacity of 324 tph, resulting in a maximum mill feed of 2.551 Mtpy considering an overall mill utilization of 90%.

During the 25-year life of the mining operations, the total material mined from the open pit peaks at 6.2 Mt in Year 3 and averages 5.6 Mtpy for the first 22 years. The average diluted C(g) grade ranges from 4.00% to 4.40% for the first 22 years, and averages 4.88% in the final 3 years. The mine plan is successful at achieving the targeted concentrate production, with a low of 101,000 t in Year 12 and a peak of 105,900 t in Years 8 and 10. The nominal concentrate production is 105,882 tpy.

NMG has signed a Master Fleet Services Agreement (“MFSA”) with Caterpillar, who will supply the equipment using its Job Site Solutions (“JSS”) service model. With this model, NMG will pay for machine use on an hourly basis, which includes the machine supply and maintenance (parts and service), and a fleet management system. NMG will be responsible for fuel consumption, machine operator, wear parts and supply to the mine garage.

The mine workforce, which includes the tailings operations team, will peak at 78 employees when the mine is in full production.

1.9.	Recovery Methods

1.9.1.	Matawinie Mine and Concentrator

The mineral processing facility has been designed to produce a nominal quantity of 105,882 dry tonnes of graphite concentrate per year. The design was based on the results from the metallurgical testing that has been done at the NMG demonstration plant and at external laboratories. It is assumed that the total carbon content, referred to as C(t), should be equal to C(g), in graphite concentrate as well as in AAM, since the processing of the ore and graphite concentrate to create AAM usually eliminates sources of carbon other than graphite.

Table 1-3 summarizes the general process design basis.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Table 1-3: General process design criteria

Parameter	Unit	Value
Nominal Ore Processing Rate	dry tpy	2,563,728
Total Carbon Ore Grade	% C(t)	4.33
Graphite Ore Grade	% C(g)	4.23
Crusher Operating Time	%	37.5
Concentrator Operating Time	%	90
Final Graphite Concentrate Grade	% C(g)	97.5
Final Graphite Concentrate Recovery	%	93
Total Nominal Graphite Production	dry tonnes per year	105,882

The concentrator is designed to produce a graphite concentrate containing 97.5% C(t) (total carbon) from an ore containing 4.33% C(t). Tailings will be processed to generate two tailings streams, NAG and PAG. Each stream will be dewatered and filtered.

Table 1-4 shows the high-level mass balance.

Table 1-4: Concentrator mass balance

	Solids		Total Carbon (C(t))
Stream	tpy	tph	Grade	Recovery
Feed	2,563,728	325.2	4.33%	100.0
All Concentrates	105,882	13.4	97.5%	93.0
+50 mesh concentrate	12,705	1.6	-	-
-50 to +80 mesh concentrate	31,765	4.0	-	-
-80 to +150 mesh concentrate	29,647	3.8	-	-
-150 mesh concentrate	31,765	4.0	-	-
All Tailings	2,457,846	311.8	0.32%	7.0
NAG	-	257.6	-	-
PAG	-	54.2	-	-

Run of mine (“ROM”) is crushed using jaw crushers. The crushed ore is transported by conveyor to the covered stockpile. Crushed ore is withdrawn from the stockpile with apron feeders and is fed to the grinding circuit using a conveyor.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

The SAG mill is in closed circuit with a single deck vibrating screen. The screen oversize is returned to the SAG mill and the screen undersize is sent to the ball mill circuit.

The ball mill operates in closed circuit with a set of cyclones. The ball mill discharge, combined with cleaner scavenger tails, is pumped to the ball mill cyclones. The cyclones underflow returns to the ball mill while the overflow proceeds to the rougher/scavenger flotation.

The cyclones overflow is expected to have a particle size distribution of 80% less than (P80) 0.212 and 0.150 mm for nominal and design cases, respectively.

The rougher/scavenger flotation circuit consists of four mechanical tank cells and aims to float the majority of all liberated graphite.

Upgrading of the rougher/scavenger graphite concentrate is done in four cleaning stages that will be conducted in series. The primary cleaning phase consists of polishing mill and mechanical flotation cells; cleaner 1 concentrate goes to the cleaner 2 while its tailings are pumped to the cleaner scavenger cells for the recovery of the more challenging middlings. The cleaner 2 concentrate will be sent to the secondary cleaning stage including the Stirred Media Mill (“SMM”) and flotation tank cells. The SMM discharge will be transferred to cleaner 3; concentrate of this flotation cell goes to the 4th tank cell while its tailings are pumped to the cleaner scavenger. The tailings of cleaner 4 are returned to cleaner 3 and their concentrate will be pumped to the 2nd SMM. The 2nd SMM discharge, combined with cleaner 6 tailings will be pumped to cleaner 5, whose tailings go to the cleaner scavenger and their concentrate is subjected to the next cleaning step in the form of flotation column (cleaner 6). The column concentrate will be sent to the third SMM, whose discharge will be combined with cleaner 8 tailings and sent to cleaner 7, whose tailings are pumped to the cleaner scavenger and their concentrate is treated through the flotation column (cleaner 8). The concentrate of the second column (cleaner 8) is considered as final concentrate and will be pumped to the concentrate thickener.

The final graphite concentrate is thickened, filtered and dried. The dried concentrate will be stored in the two outside silos which are equipped with a truck loadout station to transfer the bulk concentrate to the Bécancour Battery Material Plant.

The concentrator tailings are initially thickened for process water recovery and then pumped to the tailings desulphurization circuit. Desulphurization circuit consists of two main steps, first removal of the magnetic sulphides by the Medium Intensity Magnetic Separator (“MIMS”) and then treating the non-magnetic portion in the sulphide flotation circuit for further sulphide removal. This circuit produces NAG tailings and PAG tailings that are thickened, filtered and stockpiled before being trucked to the co-disposal site.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Reagents used for the graphite concentration process are the collector (fuel oil) and frother (methyl isobutyl carbinol “MIBC”). A collector (Xanthate) and a frother (MIBC) are used in the desulphurization circuit. A flocculant and lime will also be required.

Water recycling will be maximized as most of the process water will be recovered either from the thickeners or the BC-2 pond. Fresh water consumption is minimized and is only used when clean water is required for the reagent preparation or to compensate BC-2 pond shortages during the winter season.

The concentrator and administration personnel amounts to 66 which brings the total to 144 full-time employees working at the Matawinie Mine Project once in full production.

1.9.2.	Bécancour Battery Material Plant

The Bécancour Battery Material Plant serves to transform natural graphite concentrate produced at the mine concentrator into AAM. The Bécancour Material Plant consists of three main processes including M/S, purification and coating. The end-products must have a minimum grade of 99.90% C(t) while respecting specific impurity limits and specific physical characteristics set by end users.

In total, the Bécancour Battery Material Plant receives a nominal amount of 105,882 t of CG annually. The M/S process where the CG material undergoes a size reduction and particle shaping results in two products: spherical graphite and a fines by-product. The fines by-product represents 48% of the plant feed. The fines are loaded into cistern trucks and sold for use as carbon risers at an estimated grade of 95% C(t).

The purification process involves atmospheric leaching of impurities from the SG to achieve a minimum SPG grade of 99.90% C(t). The purified graphite is recovered and washed using filter presses. The filtrate and contaminated wash water are sent to a treatment plant to remove any remaining impurities from the water that is neutralized and recycled to the process. The solid residue generated by the water treatment plant (“WTP”) is filtered and the solid cake is trucked for disposal in an authorized disposal site.

The coating area serves to enhance AAM performance through the application of a coating to SPG. Purified spherical graphite is mixed with a micronized carbon-based precursor material. During the heat treatment, the precursor is volatilized in order to be deposited and carbonized on the surface of the SPG. The resulting CSPG is then sieved, bagged and shipped to the end users.

At full capacity, the Bécancour Battery Material Plant is projected to operate with 198 full-time employees, including the technical and administrative staff.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

1.10.	Project Infrastructure

1.10.1.	Matawinie Mine and Concentrator

Project Infrastructure

The project infrastructure includes the 120 kV electrical power line, the main access road and site roads, industrial area buildings including the crusher, concentrator and stockpiling domes, prefabricated electrical rooms and service buildings. It also includes the tailings storage area, water management facilities with collection basins and ditches to collect surface runoff, dewatering for the open pit, pumping stations, piping and a water treatment unit.

Site services include electrical distribution and communication, site fire protection, fresh and process water supply, potable water, and sewage treatment.

Water Management Plan

The mine water management plan addresses the surface runoff and process water to be collected from the industrial areas, including the open pit, the rockfill/overburden/topsoil stockpiles and CDF, and along the mining/access roads of the Matawinie Mine site. The surface water management infrastructure (i.e., ditches, basins and pumping/treatment requirements) are sized based on the required volume of surface runoff to manage, which varies based on the catchment area of the CDF and the open pit. Hence, the water management plan is divided into two distinct phases (A and B-1) as the drainage area increases with the mine development. Water to be used in the mineral processing will be taken directly from BC-2, located in the industrial area. The remaining water will be kept in the basin for recirculation or directed to the water treatment plant. Treated water from the WTP will be discharged into the Ruisseau à l’Eau Morte following monitoring of flow and water quality, in full compliance with applicable laws, regulations, and standards.

Co-disposal Facility (CDF)

Geochemical testing carried out demonstrated that the tailings to be generated at the Matawinie Mine are PAG. Therefore, most of the tailings will be desulphurized by sulphide flotation and magnetic separation to produce a stream of NAG and a stream of PAG tailings, thereby reducing the amount of PAG tailings. After the thickening process required for process water recovery, NAG and PAG tailings will be filtered using presses prior to being hauled to the CDF. Both the NAG and PAG tailings, along with the waste rock generated by mining activities, will be placed and compacted within the CDF. According to the most recent mine plan, in-pit deposition will be carried out in the 7th year of operation. The total quantity of waste rock and tailings to be managed in the CDF, including the in-pit deposition, is 67.4 Mm3. Progressive reclamation of the CDF will also be carried out starting in Year 4 of mine operation.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

1.10.2.	Bécancour Battery Material Plant

Project Infrastructure

The Bécancour Battery Material Plant site is powered by the existing 120 kV Hydro-Québec electrical power line. The main process infrastructure includes several buildings housing the M/S, purification, coating, pneumatic material handling, and finishing and bagging processes, complete with related ancillary facilities and utility services.

Non-process infrastructure includes the main access and site roads, electrical power distribution and communication, gas distribution, workshops and service facilities, site fire protection, water supply, sewage treatment, landfill, retention pond, water and waste management areas, and fuel storage.

Site Water Management Plan

The water management plan will include the collection and treatment, if required, of all waters that will have been in contact with the Bécancour Battery Material Plant Project activities.

The Bécancour Battery Material Plant involves the construction of an underground storm sewer system to drain the entire developed area of the lot. The facilities will be designed to provide quantitative control of stormwater before their discharging into the main stormwater management system, and before their discharging into existing ditches bordering the limits of the study area. The proposed network is controlled by a 3,000-m3 capacity dry retention basin located at its downstream end. The outlet of the basin is located to the west of the lot in the Gédéon-Carignan stream, which passes through the existing ditch on G.A. Boulet Street. A separated, and parallel stormwater network may be required to drain the purification building.

For water treatment, all process wastewaters will be routed to the water treatment plant that services the Bécancour Battery Material Plant. The WTP is divided into the following three main systems: industrial water treatment, process water treatment, and blowdown water treatment. Water coming from the Parc industriel et portuaire de Bécancour (“PIPB”) distribution network will be routed to an industrial water treatment system to provide filtered water for the cooling water system, fire protection systems and purification process. The process water system will be mainly designed to treat the acid effluents coming from the chemical process of the purification area. Backwash water and brine effluents coming from the other water treatment systems will also be managed and treated by the process water treatment.

All treated process water and treated blowdown water will be reused in the Bécancour Battery Material Plant, mainly in the purification sector. Excess of water will be treated to meet environmental requirement.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Waste Management Plan

With the new purification method, the main waste product generated by the Bécancour Battery Material Plant consists of the water treatment plant sludge, composed of wet cake and dehydrated cake. The sludge generated by the water treatment plant consists of residual graphite loss in the purification process, silica, precipitated metal hydroxides, sulphates, chlorides, fluorides and nitrates. Approximately 55 kt of sludge (wet) produced annually will be trucked to a dedicated site for disposition.

Other minor waste streams include dust collector fines, oversize particles from final control sieving and magnetic particles from final magnetic separation.

Plant Power Distribution

The plant power supply will be from the 120-kV Hydro-Québec line 1392, two 120 kV/25 kV transformers, each feeding a 25 kV busbar with a tie to the other. The 25 kV switchgear at the substation will have a total of 18 feeders (three spares) that supply three electrical rooms located in various areas.

The electrical distribution will be based on standard transformer sizes as proposed: two 25 kV/4160V and thirteen 25 kV/600V.

1.11.	Market Studies and Contracts

1.11.1.	Market Studies and Final Product Pricing

This section has been written with information provided by Benchmark Mineral Intelligence (“BMI”) and other confidential market research firms. BMI is an independent credible source that compiles international graphite prices and other commercial information for various commercial size fractions and concentrate purities. Market information from contracts with customers, namely Panasonic Energy Co., Ltd. (“Panasonic Energy”), a wholly owned subsidiary of Panasonic Holdings Corporation (“Panasonic”), and General Motors Holdings LLC, a wholly owned subsidiary of General Motors Co. (collectively, “General Motors”), are confidential; however, it was considered when pricing the AAM of this section. This report focuses on the three main products of its product portfolio; AAM for use in lithium-ion batteries, micronized graphite by-products and flake graphite.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Active Anode Materials (AAM) (Lithium-ion Battery)

The AAM is the main value-added product. This is the product that NMG will sell directly to car manufacturers or cell/battery manufacturers.

Table 1-5: AAM (LiB) price forecasted in North America

Product	AAM
Volume (t)(1)	44,100
Price (USD)(2)	9,346 (Y1 to Y7) 10,402 (Y8 to Y25) 10,106 (LOM average)

(1)	Volumes reflect steady-state production, exclude the initial ramp-up period, and are based on normalized operations.

(2)	Averaged Price.

Flake Graphite

Flake graphite is a product that is essentially a concentrate from the Matawinie Mine. No further added-value process is required. Many established markets use such product (i.e., refractory industry). Although the LOM representative basket price is set at 1,334$/t based on flake size distribution and purity, NMG will be selectively selling its flake graphite products as presented in Table 1-6, which represents a total volume of 14,720 tpy at an average selling price of 1,469$/t.

Table 1-6: NMG’s selling price for flake graphite products

Product	+50 Mesh	+80 Mesh
Mine Flake Size Distribution (%)	12	30
Mine Flakes Output (tpy)(1)	12,706	31,765
Expected Sales Volume (tpy)(2)	5,506	9,214
Price (USD)(3)	1,622	1,372

(1)	Mine flakes output based on a nominal production rate of 105,882 tpy.

(2)	Sales volumes reflect steady-state production, exclude the initial ramp-up period, and are based on normalized operations.

(3)	BMI – Natural Graphite Market Study – August 2024.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Micronized Graphite By-products (<9 um)

Micronized graphite is the by-product from the M/S process (fine product). This material can be sold as-is in the metallurgical industry. Many other applications require such fine product.

Table 1-7: Expected average micronized by-product volume and selling price

Product	< 9um
Volume (t)(1)	43,334
Price (USD)	400

(1)	Volumes reflect steady-state production, exclude the initial ramp-up period, and are based on normalized operations.

1.11.2.	Project Contracts

Matawinie Mine Project Contracts

Several important milestones have been reached in the development of the Matawinie Mine Project including securing an energy block for the mine and concentrator from Hydro-Québec with engineering of the electrical line underway, permits to start construction have been granted, and the access road to the Matawinie site has been built. Additionally, the Basic and Detailed Engineering advancement is currently estimated at 70% completion. Long lead items for the electrical substation (transformer and switchgear) have been awarded. The main contracts remaining to be awarded pre-FID to maintain the Matawinie Mine Project’s critical path are the following:

■	Long lead mineral processing equipment (mills and filter presses);

■	Construction management contract;

■	Civil construction tenders.

Bécancour Battery Material Plant Project Contracts

While no material contracts have been granted or are under negotiation for site preparation, building and operating the Bécancour Battery Material Plant, a major milestone was reached with Hydro-Québec granting NMG’s energy block for the Bécancour site.

The main contracts to continue the advancement of Bécancour Battery Material Plant Project as per the project schedule and their current status include the following:

■	Ongoing contract negotiations for detailed engineering, construction management, and engineering process experts;

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

■	Finalization of bid clarifications for main packages including M/S equipment, pneumatic conveying systems, silos, finishing & bagging equipment, as well as the coating kilns and saggar handling systems;

■	Preparation of bid packages for the electrical substation and water treatment plant.

1.12.	Environmental Studies, Permitting, and Social or Community Impact

NMG intends to develop ESG-oriented operations at its Phase 2 Matawinie Mine and Bécancour Battery Material Plant through the integration of some of the industry’s latest technological innovations, best practices to reduce greenhouse gas (“GHG”) emissions, sustainable design of infrastructure to minimize environmental impacts and proactive management of potential social impacts.

1.12.1.	Matawinie Mine and Concentrator

Continuous active stakeholder engagement plus an Environmental and Social Impact Assessment (“ESIA”) realized by SNC-Lavalin (2019) for the Matawinie Mine underpin the sustainable development of the Matawinie Mine. Complete inventories of fauna and flora were carried out to optimize the development by reducing the Matawinie Mine’s footprint, avoiding sensitive habitats and integrating mitigation measures for vulnerable species. All impacts generated by the Matawinie Mine Project have been controlled and contained within 1 km of the mining site. Following an extensive public hearing process in 2020, the Bureau d’audiences publiques sur l’environnement (“BAPE”) issued its report and recommendations regarding NMG’s Phase 2 Matawinie Mine Project. The Government’s environmental assessment analysis continued at the MELCC and resulted in the adoption of a ministerial Decree that authorized the Matawinie Mine Project on January 20, 2021, (Décret 47-2021). Following the issuance of the Decree, NMG must still comply with the different regulatory requirements regarding the quality of the environment, social and environmental monitoring, reporting, and permitting for different phases of construction, mining operations, and closure.

The concentrator and the CDF of tailings and waste rock will be located less than 500 m from the mine as to minimize truck cycle times and lower the Matawinie Mine’s operating costs. As specified in Condition 3 of the Decree, full-scale field-testing was constructed during the summer of 2020 reproducing the parameters of the tailings’ co-disposal design. The goal was to simulate specific parameters of the deposition plan with instruments at certain strategic locations. The results of the cell provide insight to ensure a safe design including proof design criteria into the deposition plan and the monitoring QA/QC program (Condition 4 of the Decree). Based on collected data and correlations, project pH-dependent water-quality models for full-scale mine site components are validated (Lamont and MDAG, 2020, Lamont, 2020).

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Progressive reclamation activities will be carried out during the mining activities. The final reclamation cover will be placed on the co-disposal pile as soon as an area of the pile will have reached its final elevation. Reclamation will include all activities carried out during the mining operations (progressive reclamation) and at the end of mining activities covered by the closure plan.

NMG has planned its operation activities to respect the noise limits of the zoning category I of instruction notes 98-01, which are 45 dBA during the day and 40 dBA at night (LAr, 1 h) applicable with a voluntary acquisition program within 1-km radius of the open pit or to the closer receptor (if less than 1 km radius). NMG will carry out annual noise measurement campaigns during construction and operation. A permanent station in the residential sector Domaine Lagrange is installed and provides real-time noise measurements, making it possible to monitor variations in noise emissions and provide reference data.

In February 2023, NMG submitted a Decree modification. The requested modifications are the result of NMG's exploration work, which had identified a continuity of the deposit to the south of the proposed pit in the area where Hydro-Québec held the surface rights because of the construction of a new high-voltage line. In February 2022, Hydro-Québec transferred its surface rights to NMG so that the graphite resources south of the pit could be mined. At the same time, NMG carried out geotechnical stability studies for the pit walls, which led to the optimization of the slopes for the mining operation and its securing. As a result, with the expansion of the pit to the south and a modification of the slopes, the reserves, and quantities of mine waste to be extracted were reviewed and increased accordingly, which led to a change in the mining plan. With the new mining plan, the average annual mining rate has, therefore, been slightly increased. In 2022, NMG published an integrated feasibility study that combined updated plans for the Matawinie Mine and Bécancour Battery Material Plant (Allaire et al., 2022). At the time of the publication of this Study, the detailed engineering of the mine's infrastructure was already advanced and the construction of certain elements of the mine project had begun, which led to clarifications compared to the 2018 FS (DRA, 2018). The effects of the activities that are part of the application for an amendment to the Decree on the valued components consider all adjustments to the mining project. To do this, atmospheric emissions, or noise environment models, were carried out with information from the up-to-date detailed engineering plans. The application to amend the Decree concerns the capacity of the Matawinie Mine Project with an increase in production or, a change in the process, and covers activities related to the following aspects:

■	Updating hours of operation for the transportation and handling of tailings;

■	Updating the mine plan, including the expansion of the pit to the south;

■	Graphite production from 100 000 tpy to 106,000 tpy, including industrial site adjustments;

■	The authorization to amend Condition 2 of Decree 47-2021 in accordance with the update of the mining plan;

■	The addition of a powder magazine;

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

As specified in Condition 3 of the Decree, full scale field testing was undertaken during the summer of 2020. The goal was to simulate specific parameters of the deposition plan for the CDF with instruments at certain strategic locations. Probes for measuring temperature, capillary pressure, water content and oxygen content have been installed, and data has been collected and analyzed since August 2020. After 3 years, the cell provided all the information required to enable the development of design criteria for the full-scale Matawinie Mine Project.

As per Condition 6 of the Decree, NMG must present the progress of work to electrify mobile mining equipment as well as an update of the schedule for carrying out this work.

NMG carries out the environmental monitoring activities as described in the Decree and/or as requested by the government authorities in authorizations. The final version of the territorial integration plan was sent to the MRNF and MELCCFP (Condition 13) and has been approved. A Monitoring Committee is in place and acts as a consultative body as well as a platform for environmental and social surveillance of NMG’s operations. Led by NMG’s Community Relations Coordinator and with planned representation of local citizens, First Nation members, business representatives, and local organizations, the committee will remain in place until the post-closure monitoring period of the mine.

1.12.2.	Bécancour Battery Material Plant

For the future Phase 2 Bécancour Battery Material Plant, NMG completed an environmental baseline study of its site on which the AAM battery plant is planned on being built.

The Bécancour industrial and port park covers an area of nearly 7,000 ha. It accommodates more than 30 industrial and service companies. The Phase 2 Bécancour Battery Material Plant Project is part of a new battery industrial hub. Feedback from local stakeholders is important to ensure an inclusive and respectful diversification of the local and regional economy. Through an open and proactive dialogue, NMG strives to maintain collaborative relationships with local stakeholders, including the City of Bécancour, the W8banaki First Nation, the regional branch of MELCC and regional industrial, associative and community partners.

NMG’s Bécancour Battery Material Plant lot is covered at 88.5% with land. Five wetlands grouped into four types of groupings and 16 terrestrial environments grouped into six types of stands. The general topography of the land is relatively flat, slightly descending towards the St. Lawrence River. No plant species that are threatened, vulnerable or likely to be so designated were listed during the survey.

MARCH 2025	1-23

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

A Phase I environmental site assessment (“ESA”) based on the CSA Z768-01 standard as well as section 1.0 of the Terrain Characterization Guide was produced for the Bécancour Battery Material Plant Lot. The results suggest the absence of soil and water contamination resulting from the identified environmental issue on the site during the Phase II ESA. Additional characterization by FNX-Innov (2024) were conducted. Based on all the characterization following the Terrain Characterization Guide for the Bécancour Battery Material Plant Lot, it has been determined that all materials present on the site comply with the applicable contamination levels for the site's zoning and the planned future activities, which are industrial. However, since three soil samples show results exceeding criterion B of the Intervention Guide (> Appendix I of the RPRT) in areas of anthropogenic origin, the registration of a contamination notice in the Land Register in accordance with section 31.58 of the EQA is required. Considering that groundwater analyses conducted between 2020 and 2023 show no exceedance of criteria, no mitigation measures are required to control contamination outside the site. The Phase 2 Bécancour Battery Material Plant is designed under the trigger to be subject to ESIA according to Appendix I definition of RÉEIE, RLRQ, Chapter Q-2, r.23.1. The plant Ministerial authorization will be needed for construction and operation under section 22 of the EQA and other authorities concerned. Several requests for authorization following the different stages of the design or the construction activities will be required.

Waste product generated by the Bécancour Battery Material Plant consists of the water treatment plant sludge, namely wet cake and dehydrated cake. The sludge generated by the water treatment plant consists of residual graphite loss in the purification process, silica, precipitated metal hydroxides, sulphate, chloride, fluoride and nitrates. Approximately 55 kt of sludge (wet) produced annually are trucked to a dedicated site for disposition. Other minor waste streams include dust collector fines, oversize particles and magnetic particles.

1.13.	Capital and Operating Costs

1.13.1.	Matawinie Mine and Concentrator Plant Capital Cost Estimate

The Matawinie Mine Project is a greenfield mining and processing facility with a nominal mill feed capacity of 2,563,728 tpy of ore to produce 105,882 tpy of graphite concentrate. The estimated capital cost for the mine and concentrator plant is including direct and indirect costs. An additional of sustaining capital was allocated for the CDF and water management.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Table 1-8: Summary of capital cost estimate for the Matawinie Mine and Concentrator Project

Area	Description	Total ($)
0	Site Preparation	55,837,154
1	Mine	8,762,809
2	Ore Crushers & Stockpile	26,574,418
3	Processing Plant	120,669,023
4	Architectural	15,226,558
5	Mechanical	50,959,931
6	Reagents	5,441,638
7	Tailings and Water Management	31,078,863
Total Direct Costs		314,550,394
	Owner's Costs	20,714,142
	EPCM Services	27,876,557
	GC General Conditions	16,855,328
	POV & Mechanical Acceptance	2,630,947
	Commissioning Spare Parts	0 – included in P packages
	Initial Fill	613,888
	Freight	6,138,876
	Vendor Representatives	1,929,361
	Insurance and Duties	1,403,172
	Contingency	22,388,503
Total Indirect Costs		100,550,772
Total Direct + Indirect Costs		415,101,166

Note: Totals may not add up due to rounding.

1.13.2.	Matawinie Mine and Concentrator Operating Cost Estimate

The estimated operating costs of the Matawinie Mine Project covers mining, tailings, processing, general administration, concentrates transportation cost to Bécancour and sales and marketing fees.

The sources of information used to develop the operating costs include in-house databases and outside sources particularly for materials, services and consumables. In this report, all currency amounts are in U.S. Dollars (“USD” or “$”) unless otherwise stated.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Table 1-9: Operating costs summary for the Matawinie Mine and Concentrator Project

Description	Cost per Year ($/y)(1)	Cost ($/t concentrate)(2)	Total Costs (%)
Mining	14,391,474	136	32%
Ore Processing	19,984,518	189	45%
Tailings & Water Management	4,265,192	40	10%
General and Administration	3,161,902	30	7%
Transportation Cost to Bécancour(3)	2,339,573	22	5%
Sales and Marketing	177,607	2	0%
Total Opex	44,320,267	419	100%

(1)	Costs are presented as the annual averages at steady-state after the ramp-up period
(2)	Costs are calculated based on a nominal production rate of 105,882 tpy.
(3)	Total transport costs for the portion of concentrate sent to Bécancour are distributed across total concentrate production.

1.13.3.	Bécancour Battery Material Plant Capital Cost Estimate

The Bécancour Battery Material Plant Project is a greenfield commercial processing plant equipped to produce a wide range of high-performance graphite-based materials. NMG's objective is to produce 44,100 tpy of AAM.

The capital cost for the Bécancour Battery Material Plant’s engineering, procurement, construction and commissioning was estimated at $1,276M. This includes major areas presented in Table 1-10.

Table 1-10: Bécancour Battery Material Plant Capex summary by major area

Area	Description	Total ($)
2	On-site Infrastructure	60,978,160
3	Micronization & Spheronization	198,341,350
4	Purification	215,383,289
5	Coating	82,901,321
6	Finishing, Packaging and Storage	26,035,382
7	Process Services	39,014,366
Total Direct Costs		622,653,869

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Area	Description	Total ($)
	Owner's Costs	41,102,449
	EPCM Services	81,012,798
	Temporary Facilities & Utilities	25,545,991
	Heavy Lift & Construction Cranes	2,432,143
	POV & Mechanical Acceptance	3,932,429
	Commissioning Spare Parts	2,097,286
	Capital Spare Parts	4,194,571
	Initial Fill	2,621,643
	Freight	15,729,786
	Vendor Representatives	4,565,714
	Contingency	105,368,571
Total Indirect Costs		288,603,380
Total Direct + Indirect Costs		911,257,249

     Note: Totals may not add up due to rounding.

1.13.4.	Bécancour Battery Material Plant Operating Cost Estimate

The estimated operating costs of the Bécancour Battery Material Plant coves: concentrate processing, sales and marketing fees and general administration.

The sources of information used to develop the operating costs include in-house databases and outside sources particularly for materials, services and consumables. In this report, all currency amounts are in U.S. Dollars (“USD” or “$”) unless otherwise stated.

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Table 1-11: Operating costs summary – Phase 2 Battery Material Plant

Description	Cost per Year ($M/y)(1)	Cost ($/t AAM(2)	Total Costs (%)
Micronization/Spheronization	20	444	16%
Purification	66	1,490	53%
Coating	16	371	13%
Finishing and Bagging	11	245	9%
General and Administration	9	195	7%
Sales & Marketing Costs	3	64	2%
Total Opex	124	2,810	100%

(1)	Costs are presented as the annual averages at steady-state after the ramp-up period.

(2)	Steady state production of 44,100 tpy of AAM.

1.14.	Economic Analysis

The following economic analysis is further explained in Chapter 22.

An economic analysis based on the production and cost parameters of the Projects was prepared and the results are shown in Table 1-12.

Table 1-12: Economic highlights of NMG’s integrated Phase 2 - Graphite operations

Description	Unit	Value
Total diluted Proven and Probable Reserve	M tonnes	61.7
Nominal Concentrate Production	tpy	105,882
Total Revenue	$M	11,598
Total Operating Costs	$M	4,212
Initial Capital Costs (excludes Working Capital)	$M	1,326
Sustaining Capital Costs	$M	45
Mine Rehabilitation Trust Fund Payments	$M	23
Total Pre-tax Cash Flow	$M	6,102
Total After-tax Cash Flow	$M	4,585

The financial analysis is based on the sales prices (weighted average on the life of mine) shown in Table 1-13. Prices in USD were converted to CAD with the exchange rate of 0.7143 USD per CAD (1.40 CAD per USD) was used to convert the USD market price projections into Canadian currency.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Table 1-13: Sales prices breakdown per product

Flake Size	Price (LOM Average / in USD)	Distribution
Jumbo (+50 mesh)	1,625	12%
Coarse (-50+80 mesh)	1,380	30%
Intermediate (-80+150 mesh)	1,281	28%
Fine (-150 mesh)	1,222	30%
Matawinie Basket	1,334	100%

Purified Products	Prices (LOM Average / in USD)	Distribution
Active Anode Materials (AAM)	10,106	50%
By-products Fines	400	50%
Bécancour Basket	5,317	100%

The financial indicators associated with the economic analysis are summarized in Table 1-14.

Table 1-14: Economic highlights of NMG’s integrated Phase 2 - Graphite operations.

Economic Highlights	Unit	Matawinie Mine	Bécancour Battery Material Plant	Integrated NMG Model
Pre-tax NPV (8% discount rate)	$M	402.4	925.5	1,327.9
After-tax NPV (8% discount rate)	$M	248.1	800.7	1,052.8
Pre-tax IRR	%	17.7	17.1	17.3
After-tax IRR	%	16.0	18.0	17.5
Pre-tax Payback	year	5.5	6.0	5.8
After-tax Payback	year	5.2	5.0	5.0
Nominal Annual Production	tpy	105,882 t of graphite concentrate	44,100 t of anode material 43,334 t of by-product fines	-
Life of Mine	year	25	-	-

Figure 1-1 and Figure 1-2 show the sensitivity of the after-tax NPV and IRR, respectively, to variations in Capex, Opex, Sales Prices and the USD/CAD Exchange Rate. The vertical dashed lines represent the typical margin-of-error interval associated with FS-level cost estimates.

This report was compiled according to widely accepted industry standards. However, there is no certainty that the conclusions reached in this report will be realized.

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Figure 1-1: Sensitivity of the Integrated Projects NPV @ 8% (after tax)

Figure 1-2: Sensitivity of the Integrated Projects IRR (after tax)

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1.15.	Interpretation and Conclusions

This Feasibility Study shows that the Projects are technically feasible as well as economically viable. It supports NMG’s Projects financing efforts. From the Final Investment Decision (“FID”), NMG’s Phase 2 Matawinie Mine and Bécancour Battery Material Plant could be built within an approximate 33-month schedule.

There is no certainty that the economic forecasts on which this Study is based will be realized. There are a number of risks and uncertainties identifiable to any new project and usually cover the mineralization, process, financial, environment and permitting aspects. NMG’s Phase 2 is no different and an evaluation of the possible risks was undertaken as part of this Study.

Following an analysis of the major risks to the Projects, a P50 management risk reserve of $122M is recommended. This reserve is not included in the capital cost estimate but is within the range of the financial sensitivity analysis of the capital cost. The top risks are: 1) The optimization of the water treatment process technology; 2) The efficient integration of key Asian suppliers into the project detailed engineering and construction; and 3) The qualification by the customers of the product from the Matawinie Mine and the Bécancour Battery Material Plant.

The QPs of this report consider that, within their expertise, the integrated Matawinie Mine and the Bécancour Battery Material Plant Projects are sufficiently robust to warrant moving them to the development phase. It should be noted that the water treatment area, pertaining to the Bécancour Battery Material Plant, will require more test work before the development phase. While the other sectors of the integrated Projects can move to development immediately, it is estimated that approximately 3-6 months of test work is required to optimize the design of the commercial water treatment flowsheet, including the environmental characterization of the resulting waste sludge produced.

1.16.	Recommendations

Table 1-15 lists the most significant recommended work to further advance and optimize NMG’s Matawinie Mine and Bécancour Battery Material Plant Projects.

Table 1-15: Significant recommendations cost breakdown

Recommendations	Costs ($)
Additional drilling to convert Probable Mineral Reserves to Proven Mineral Reserves in the Starter pit and Phase 1 pit	700,000
Test work to optimize the Bécancour Battery Material Plant flowsheet (including M/S pilot plant operation, laboratory and pilot scale testing of the chemical purification process and water treatment process, operation of the coating pilot plant)	1,825,000

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2.	Introduction

2.1.	Introduction

BBA Inc. was commissioned by Nouveau Monde Graphite (“NMG”) to prepare an updated technical report on the integrated Matawinie Mine, Concentrator, and Bécancour Battery Material Plant Projects. Both the Matawinie Mine property and Lot 3 294 065, host to the Bécancour Battery Material Plant Project, are wholly owned by NMG.

2.1.1.	Material Change Since Last Report – Bécancour Battery Material Plant

Since the last version of this Study (Allaire et al., 2022), the purification method was changed from carbochlorination (removal of the impurities contained in the graphite by chemical reaction at high temperature with chlorine gas) to aqueous chemical purification.

The decision to change the purification method is justified by the following reasons:

■	Chemical purification is known worldwide and a commonly used purification method in the natural graphite industry, and thus it significantly reduces the technological risks for the project. To validate and support the technology change decision and inform the engineering of the Bécancour Battery Material Plant, extensive testing was conducted in several laboratories (Canada, United States, Europe and Asia) with various graphite samples and at various scales, and the efficiency of the method was demonstrated by reaching the target purity specifications. At the time of writing this report, optimization of the process was still underway to fine-tune the operating parameters (see Section 13.2.2 for more information).

■	The purification sector was completely redesigned to integrate the new method (see Section 17.3.3.4 for more information).

■	As a consequence of the change of the purification method, the water treatment process also had to be modified, and at the time of writing this report, the development was still underway (see Sections 13.2.5.6 and 17.3.3.6 for more information).

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2.2.	Report Responsibility and Qualified Persons

The following individuals, by virtue of their education, experience and professional association, are considered qualified persons (“QPs”) as defined in the NI 43-101 and are members in good standing of appropriate professional institutions.

■	André Allaire, P.Eng.	BBA Inc. (“BBA”)

■	Jeffrey Cassoff, P.Eng.	BBA Inc.

■	Bernard-Olivier Martel, P.Geo.	B.O. Martel Inc. (“BOM”)

■	Simon Fortier, P.Eng.	Soutex Inc. (“Soutex”)

■	Yann Camus, P.Eng.	SGS Geological Services (“SGS”)

■	Christian Fréchette, P.Eng.	AtkinsRéalis Canada Inc. (“AtkinsRéalis”)

■	Jean-François St-Laurent, P.Eng., M.Sc.	SRK Consulting (Canada) Inc. (“SRK”)

The preceding QPs have contributed to the writing of this report and have provided QP certificates, included at the beginning of this report. The information contained in the certificates outlines the sections in this report for which each QP is responsible. Each QP has also contributed figures, tables and portions of Chapters 1 (Summary), 25 (Interpretation and Conclusions), 26 (Recommendations), and 27 (References).

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Table 2-1 outlines the responsibilities for the various sections of the report and the name of the corresponding qualified person.

Table 2-1: Qualified persons and areas of report responsibility

Chapter	Description	QP	Company(1)	Comments and exceptions
1.	Summary	A. Allaire	BBA	Contributions from all QPs according to expertise and NMG
2.	Introduction	A. Allaire	BBA
3.	Reliance on Other Experts	A. Allaire	BBA
4.	Project Property Description and Location	B-O. Martel	BOM	4.1 Matawinie Mine and Concentrator
		A. Allaire	BBA	4.2 Bécancour Battery Material Plant
5.	Accessibility, Climate, Local Resource, Infrastructure and Physiography	B-O. Martel	BOM	5.1 Matawinie Mine and Concentrator
		A. Allaire	BBA	5.2 Bécancour Battery Material Plant
6.	History	B-O. Martel	BOM
7.	Geological Setting and Mineralization	B-O. Martel	BOM
8.	Deposit Types	B-O. Martel	BOM
9.	Exploration	B-O. Martel	BOM
10.	Drilling	B-O. Martel	BOM
11.	Sample Preparation, Analyses and Security	B-O. Martel	BOM
12.	Data Verification	Y. Camus	SGS
13.	Mineral Processing and Metallurgical Testing	S. Fortier	Soutex	13.1 Matawinie Mine and Concentrator
		A. Allaire	BBA	13.2 Bécancour Battery Material Plant
14.	Mineral Resource Estimates	Y. Camus	SGS
15.	Mineral Reserve Estimates	J. Cassoff	BBA
16.	Mining Methods	J. Cassoff	BBA	Sections 16.1 to 16.6, 16.7.3, 16.7.4 and 16.10
		J-F. St-Laurent	SRK	Sections 16.7 (except 16.7.3 and 16.7.4), 16.8 and 16.9
		A. Allaire	BBA	17.1 Overall Graphite Balance
17.	Recovery Methods	C. Fréchette	AtkinsRéalis	17.2 Matawinie Mine and Concentrator
		A. Allaire	BBA	17.3 Bécancour Battery Material Plant
		A. Allaire	BBA	18.1.1, 18.1.2, 18.1.5 to 18.1.10 – Matawinie Mine and Concentrator
18.	Project Infrastructure	J-F. St-Laurent	SRK	18.1.3, 18.1.4, 18.1.11 – Matawinie Mine and Concentrator
		A. Allaire	BBA	18.2 Bécancour Battery Material Plant
19.	Market Studies and Contracts	A. Allaire	BBA
20.	Environmental Studies, Permitting, and Social or Community Impact	A. Allaire	BBA
21.	Capital and Operating Costs	A. Allaire	BBA	Matawinie Beneficiation Plant Concentrator Capex/ Opex by AR/NMG reviewed by BBA
22.	Economic Analysis	A. Allaire	BBA
23.	Adjacent Properties	B-O. Martel	BOM
24.	Other Relevant Data and Information	A. Allaire	BBA
25.	Interpretation and Conclusions	A. Allaire	BBA	Contributions from all QP’s according to expertise and NMG
26.	Recommendations	A. Allaire	BBA	Contributions from all QP’s according to expertise and NMG
27.	References	A. Allaire	BBA	Contributions from all QP’s according to expertise and NMG

(1)	Note that the affiliated company is named as reference only, the individual QP’s are ultimately responsible for their section of this report.

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2.3.	Effective Dates and Declaration

This report is issued in support of the NMG press release dated March 25, 2025, entitled “NMG Issues Updated Feasibility Study for its Integrated Phase 2 Ore-to-Active-Anode-Material Operations: the Matawinie Mine and the Bécancour Battery Material Plant”. The effective date of this technical report, completed following NI 43-101 guidelines, is March 25, 2025 and the issue date is March 31, 2025.

2.4.	Sources of Information

For the preparation of this Updated FS, the authors have relied on the reference documents listed in Chapter 27 and on, but not limited to, the following sources of information:

■	Laboratory testing (COREM, SGS Lakefield, ALS Canada Ltd., Saskatchewan Research Council (“SRC”), Canadian National Research Council (“CNRC”), L3 Process Development, among others);

■	OEM testing;

■	BBA prepared the mine plan, participated in the design of the Bécancour Battery Material Plant, as well as Capex and Opex aspects of both Projects;

■	AtkinsRéalis was mandated by NMG to deliver the infrastructure design for the Matawinie site, including the Concentrator, but excluding the mine, co-disposal stockpile and site water management;

■	Ed Saunders, P.Eng., of SRK prepared the geotechnical rock pit slopes presented in Section 15.5.2;

■	SRK was mandated by NMG to prepare the water management and co-disposal facility design for the Matawinie mine site.

2.5.	Previous Technical Reports

The following is a list of reports issued by NMG available on SEDAR+:

■	NI 43-101 Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects, August 10, 2022.

■	NI 43-101 Technical Feasibility Study Report for the Matawinie Graphite Project, December 10, 2018.

■	NI 43-101 Updated Technical Pre-Feasibility Study Report for the Matawinie Graphite Project, August 10, 2018.

■	NI 43-101 Technical Pre-Feasibility Study Report for the Matawinie Graphite Project, December 8, 2017.

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■	NI 43-101 Technical Report, Preliminary Economic Assessment, Matawinie Graphite Project, August 5, 2016.

■	NI 43-101 Technical Report Technical Report Resource Estimate Update Tony Block Matawinie Property, April 8, 2016.

■	NI 43-101 Technical Report Resource Estimate South-East and South-West Deposits Matawinie Property, Tony Block, January 29, 2013.

2.6.	Site Visits

■	André Allaire and Jeffrey Cassoff (BBA) visited the Matawinie Property on October 20, 2021.

■	Yann Camus (SGS) visited the Matawinie Property on September 17, 2024, August 18, 2021, November 27, 2019, June 21, 2018, and November 9, 2016. An independent sampling campaign was also conducted in 2016.

■	Bernard-Olivier Martel (BOM) visited the Matawinie Property on several occasions in 2015, 2016, 2017, 2018, 2019, 2020 and 2021, with the last visit on December 7, 2022, as a consulting geologist responsible for exploration and infill drilling campaigns.

■	Jean-François St-Laurent (SRK) visited the Matawinie Property on September 6, 2024.

■	Simon Fortier (Soutex) has not visited the Matawinie Property or the Bécancour Battery Material Plant site.

■	Christian Fréchette (AtkinsRéalis) has not visited the Matawinie Property or the Bécancour Battery Material Plant site.

2.7.	Units and Currency

In this report, all currency amounts are in U.S. Dollars (“USD” or “$”) unless otherwise stated. Units of measurement are generally stated in the Système international d’unités (“SI”) metric units, the standard Canadian and international practices, including metric tons (“tonne”, “t”) for weight, and kilometre (“km”) or metre (“m”) for distance.

2.8.	Acknowledgement

NMG would like to acknowledge, among numerous others, the following companies for their contributions to this Study: BBA Inc., AtkinsRéalis Canada Inc., Soutex Inc., SGS Geological Services, B.O. Martel Inc., Groupe Alphar, COREM, SGS Lakefield, KPM, ALS Canada Ltd., Metpro, WSP, KPMG, Pomerleau Inc., Metso-Outotec, Caterpillar Inc., ABB Inc., SRK, Progesys Inc., Lamont Inc.

A special thanks to all Nouveau Monde Graphite employees who participated in this Study.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

3.	Reliance on Other Experts

3.1.	Introduction

In preparing this technical report, the authors have fully relied upon certain work, opinions and statements from other experts. The authors consider the reliance on other experts, as described in this section, as being reasonable based on their knowledge, experience and qualifications. The independent QPs that authored this technical report disclaim responsibility for the expert report content used in the following areas.

3.2.	Mineral Tenure and Surface Rights

The QPs did not perform independent verifications of land titles and tenure, nor have they verified the legality of any underlying agreement(s) that may exist concerning the licences or other agreement(s) between third-parties but have relied on NMG to have conducted the proper legal due diligence.

3.3.	Taxation

The QPs have fully relied upon and disclaim responsibility for information supplied by NMG staff and experts retained by NMG, and information related to taxation as applied to the financial model presented in Chapter 22. The after-tax model presented in Chapter 22 was prepared by NMG finance team and reviewed by the firm KPMG.

3.4.	Markets

The QPs have fully relied upon, and disclaim responsibility for, information supplied by experts retained by NMG for graphite marketing and pricing. This information is presented in Chapter 19 and was used to prepare the financial model presented in Chapter 22. Two market studies pertaining to graphite concentrates and advanced battery materials were commissioned. Supply agreements with two battery manufacturers, namely, Panasonic Energy Co., Ltd. (“Panasonic Energy”), a wholly owned subsidiary of Panasonic Holdings Corporation (“Panasonic”), and General Motors Holdings LLC, a wholly owned subsidiary of General Motors Co. (collectively, “General Motors”), were also considered in the determination of the selling price of NMG’s Graphite products.

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4.	Property Description and Location

4.1.	Mining Property Description

The Mining Property (Tony Block) presently consists of 159 contiguous map-designated claims totalling 8,266.42 ha. Exploration work on the Mining Property uncovered significant graphite mineralization with the goal to economically extract this critical and strategic mineral. After successfully identifying Mineral Reserves on its Mining Property, NMG has advanced its mining project (Matawinie Mine Project) at the development stage with ongoing detailed engineering and construction, targeting the properties’ mineralized West Zone. Other exploration stage mineralized zones are also present on the Mining Property and are briefly discussed in this report.

The Mining Property is part of NMG’s broader mineral exploration claims known as the Matawinie Property. The Matawinie Property covered an initial exploration area of approximately 3,400 km2, It now comprises two main claim blocks, the Tony Block (159 claims) and the Ti-Nou Block (17 claims), located some 35 km north of the Mining Property.

The QP of this chapter has relied on information provided by NMG regarding land tenure, underlying agreements and technical information, and all those sources appear to be of sound quality. The claims forming the Mining Property have not been professionally surveyed. The QP has not sought a formal legal opinion about the ownership status of the claims comprising the property and has relied on materials presented on the GESTIM website (https://gestim.mines.gouv.qc.ca) and from NMG for all aspects of tenure.

4.1.1.	Location and Access

The centre of the Mining Property is located approximately 6 km to the southwest of the community of SMDS. The Tony Claim Block is located on the ancestral territory of the Atikamekw First Nation of Manawan and overlaps the National Topographic System (“NTS”) map sheets 31J/09 and 31I/12. Most of the Mining Property, including the projected mining infrastructure and planned open pit, lies within the Municipality of SMDS, Lanaudière Administrative Region, province of Québec, Canada. A total of 18 claims on the southwestern portion are completely or partly located within the Unorganized Territory of Saint-Guillaume-Nord, Matawinie Regional County Municipality (or MRC for Municipalité Régionale de Comté), also located in the Lanaudière Administrative Region. The centre of the Mining Property is positioned approximately 120 km, as the crow flies, north of the city of Montréal, at latitude 46.63° and longitude -73.96° using WGS 1984 geographic coordinate system and Easting: 579570, Northing: 5164630 using the UTM, NAD83 Zone 18 projected coordinate system (Figure 4-1 and Figure 4-2).

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4.1.2.	Type of Mineral Tenure

In the province of Québec, mineral tenures have up to recently been referred to as map-designated claims, which are managed by the Ministry of Natural Resources and Forests (“MRNF” for Ministère des Ressources naturelles et des Forêts). The assent of Bill 63 has changed the nomenclature of the term “claim”, which is now referred to as “exclusive exploration right” as of November 29, 2024. This report has retained the nomenclature “claim” for continuity. These predetermined claims each measure 30” longitude by 30” latitude. Claims can be acquired, for a fee, using an online form on the MRNF’s claims management system (“GESTIM”) website (https://gestim.mines.gouv.qc.ca). Claims are valid for a period of 2 years, after which a predetermined amount of accumulated work spent on the claims, known as work credits, is required for renewal, as well as a renewal fee. All 159 claims composing the Mining Property are 100% owned by NMG. The present expiry dates of claims forming the Mining Property span from April 16, 2026 to September 8, 2027. A renewal fee of $18,016.61 USD (CAD25,223.25) is required to renew all claims forming the Tony Claim Block for an additional 2 years following their present expiry date.

The information, downloaded from the GESTIM website on February 24, 2025, concerning the claims of the Mining Property, such as work credits required for renewal, credits accumulated from recent work, claim size and expiry date, is presented in Table 4-1. The Mining Property claims have not been surveyed. NMG and the QP relied on data downloaded on the GESTIM website regarding mineral tenure information such as claim location.

It is important to note that as of October 28, 2024, areas covering approximately 7,000 km2 are subject to a temporary suspension of new claim designations, as these have been deemed incompatible with mining activities by the MRC. These areas are roughly centred and cover most of the Mining Property. This does not affect the Mining Property claims, nor their renewal or mineral rights. Additionally, in 2024, the MRNF proposed a draft bill (#63) to amend the Mining Act and other provisions. This bill assented on November 29, 2024. Article 304.1.3, paragraph 1 of this amendment renders all parcels of land in the private domain incompatible with mining activities except for claims designated prior to May 28, 2024. Hence, the amendment does not affect the Mining Property as it would only retroactively affect claims designated from May 28, 2024, onwards. The Mining Property claims were all designated prior to this date. Additional information about this is available on the MRNF’s GESTIM site as well as on SIGEOM’s interactive online map (https://sigeom.mines.gouv.qc.ca/signet/classes/I1108_afchCarteIntr?l=A).

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Of the 159 claims forming the Mining Property, eight are suspended, awaiting partial conversion to a mining lease. This requested lease represents an irregular area of 197.81 ha covering, roughly, the current Mineral Resource pit shell presented in this report. The current mine lease proposal received a preliminary approval from the MRNF on July 5, 2024. In addition, an industrial land lease (lease # 394-18-914) covering an area of 20.2 ha, needed for the placement of the beneficiation plant and related infrastructure, as well as a mine tailings land lease (lease # 278-17-914) covering 238.5 ha, has been obtained from the MRNF (Figure 4-2). The industrial, tailings and mine leases need to be renewed separately and yearly. These three land leases cover a sufficient area for all infrastructure needed for NMG’s mining project.

On February 11, 2022, the partial lifting of a claim-staking ban, located on both sides of the restricted area centred over the Hydro-Québec powerlines, prompted the automatic expansion of bordering partial claims composing the Mining Property. The expansion of claims, as well as the liberation of parcels of claims by the lifting of restrictions, and their subsequent staking by NMG, added known graphitic mineralization to the Mining Property. The current Mineral Resources, Mineral Reserves and current requested mining lease reflect this added mineralization.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Figure 4.1
Matawinie Graphite Property, Lanaudière Administrative Region, Province of Québec
Tony Claim Block, Mining Property
Ti-Nou Claim Block
Main Roads
Kilometers
0 25 50 100
Projection: UTM NAD 83 Z18 Scale 1:1.7 M
Created by: Antoine Cloutier P. Geo, August 30, 2024
Matawinie Graphite Property Initial Exploration Area
Manawan
Ti-Nou Claim Block
Town of Saint-Michel-des-Saints
Tony Claim Block or Mining Property
Mont-Laurier
Québec City
Proposed Bécancour Battery Material Plant Site
Province of Québec
Montréal
Province of Ontario
Ottawa
117
131
40
20
50
Ontario
Province of Québec
Matawinie Property
Québec City
Montréal
Toronto
USA
New York
Atlantic Ocean
NOUVEAU MONDE GRAPHITE
76°0'0"W
75°0'0"W
74°0'0"W
73°0'0"W
72°0'0"W
47°0'0"N
46°0'0"N
45°0'0"N
400000
500000
600000
700000
5200000
5100000
5000000

Figure 4-1: Matawinie Property location

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Tony Claim Block Boundaries
Tony Block Claims (100% NMG)
Industrial Land Lease # 394-18-914 (20.2 ha)
Tailings Land Lease # 278-17-914 (238.5 ha)
Mining Land Lease Pending Final Approval (197.8 ha)
Proposed Open-Pit Footprint (78.7 ha)
Main Mineralized Zone
Temporarely Withdrawn From Staking* (exploration prohibited)
Exploration Allowed Under Conditions
ZEC (controlled wildlife harvesting zone)
0 0.5 1 2 Kilometers
* Does not include area temporarely withdrawn from staking deemed incompatible with mining activites according to the MRC which covers most of the entire map area.
Projection: UTM NAD 83 Z18 Scale 1:60K NTS: 31I/12, 31J/09
Created by: Antoine Cloutier P. Geo. August 30, 2024
NMG's Demonstration Plant
Saint-Michel-des-Saints Urban Area
Powerline Corridor (claim staking prohibited)
31J/09
31I/12
NOUVEAU MONDE GRAPHITE
574000
576000
578000
580000
582000
584000
5158000
5160000
5162000
5164000
5166000
5168000
5170000
5172000

Figure 4.2
Tony Claim Block

Figure 4-2: Tony Claim Block

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Table 4-1: Mining Property claims

Claim No.(1)	Status	Area (ha)	NTS Sheet	Designation Date	Expiry Date	Cumulated Credits (CAD)	Required Credits for Renewal (CAD)	Renewal Fee (CAD)
2396504	Suspended	59.08	31I12	2013/12/27	2026/12/26	$1,504,438.53	$1,800.00	$79.25
2396505	Suspended	59.08	31I12	2013/12/27	2026/12/26	$904,295.98	$1,800.00	$79.25
2396506	Active	59.08	31I12	2013/12/27	2026/12/26	$874.012.76	$1,800.00	$79.25
2396507	Active	59.08	31I12	2013/12/27	2026/12/26	$-	$1,800.00	$79.25
2396508	Active	59.08	31I12	2013/12/27	2026/12/26	$-	$1,800.00	$79.25
2396509	Active	59.07	31I12	2013/12/27	2026/12/26	$804,383.28	$1,800.00	$79.25
2396510	Suspended	59.07	31I12	2013/12/27	2026/12/26	$1,011,174.05	$1,800.00	$79.25
2396511	Suspended	59.07	31I12	2013/12/27	2026/12/26	$1,543,796.38	$1,800.00	$79.25
2396512	Suspended	59.07	31I12	2013/12/27	2026/12/26	$803,299.22	$1,800.00	$79.25
2396513	Active	59.07	31I12	2013/12/27	2026/12/26	$817,851.07	$1,800.00	$79.25
2396514	Active	59.07	31I12	2013/12/27	2026/12/26	$54,650.40	$1,800.00	$79.25
2396515	Active	59.06	31I12	2013/12/27	2026/12/26	$-	$1,800.00	$79.25
2396516	Active	59.06	31I12	2013/12/27	2026/12/26	$8,395.99	$1,800.00	$79.25
2396517	Active	59.06	31I12	2013/12/27	2026/12/26	$6,595.99	$1,800.00	$79.25
2396518	Active	59.06	31I12	2013/12/27	2026/12/26	$5,395.99	$1,800.00	$79.25
2396519	Active	59.06	31I12	2013/12/27	2026/12/26	$-	$1,800.00	$79.25
2396520	Active	59.06	31I12	2013/12/27	2026/12/26	$-	$1,800.00	$79.25
2396521	Active	59.05	31I12	2013/12/27	2026/12/26	$-	$1,800.00	$79.25
2396522	Active	59.05	31I12	2013/12/27	2026/12/26	$-	$1,800.00	$79.25
2396523	Active	59.05	31I12	2013/12/27	2026/12/26	$-	$1,800.00	$79.25
2396524	Active	59.05	31I12	2013/12/27	2026/12/26	$-	$1,800.00	$79.25
2396525	Active	59.05	31I12	2013/12/27	2026/12/26	$-	$1,800.00	$79.25
2396526	Active	59.05	31I12	2013/12/27	2026/12/26	$-	$1,800.00	$79.25
2399854	Active	38.65	31I12	2014/02/18	2027/02/17	$86,212.35	$1,800.00	$79.25
2399855	Suspended	59.08	31I12	2014/02/18	2027/02/17	$862.296.98	$1,800.00	$79.25
2399856	Active	59.07	31I12	2014/02/18	2027/02/17	$-	$1,800.00	$79.25
2399857	Active	58.41	31I12	2014/02/18	2027/02/17	$-	$1,800.00	$79.25
2399858	Active	58.56	31I12	2014/02/18	2027/02/17	$-	$1,800.00	$79.25
2407286	Active	59.1	31I12	2014/07/16	2027/07/15	$-	$1,800.00	$79.25
2407287	Active	59.1	31I12	2014/07/16	2027/07/15	$241,558.98	$1,800.00	$79.25
2407288	Active	59.1	31I12	2014/07/16	2027/07/15	$253,184.83	$1,800.00	$79.25
2407289	Active	59.1	31I12	2014/07/16	2027/07/15	$28,750.25	$1,800.00	$79.25
2407290	Active	59.1	31I12	2014/07/16	2027/07/15	$-	$1,800.00	$79.25
2407291	Active	59.09	31I12	2014/07/16	2027/07/15	$67,944.73	$1,800.00	$79.25

MARCH 2025	4-6

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Claim No.(1)	Status	Area (ha)	NTS Sheet	Designation Date	Expiry Date	Cumulated Credits (CAD)	Required Credits for Renewal (CAD)	Renewal Fee (CAD)
2407292	Active	59.09	31I12	2014/07/16	2027/07/15	$-	$1,800.00	$79.25
2407293	Active	59.09	31I12	2014/07/16	2027/07/15	$-	$1,800.00	$79.25
2407294	Active	59.09	31I12	2014/07/16	2027/07/15	$-	$1,800.00	$79.25
2407295	Active	59.09	31I12	2014/07/16	2027/07/15	$179,442.89	$1,800.00	$79.25
2407296	Active	59.09	31I12	2014/07/16	2027/07/15	$75,349.03	$1,800.00	$79.25
2407297	Active	59.08	31I12	2014/07/16	2027/07/15	$92,985.70	$1,800.00	$79.25
2407298	Active	59.08	31I12	2014/07/16	2027/07/15	$-	$1,800.00	$79.25
2407299	Active	59.08	31I12	2014/07/16	2027/07/15	$111,944.68	$1,800.00	$79.25
2407300	Active	59.07	31I12	2014/07/16	2027/07/15	$7,271.61	$1,800.00	$79.25
2409338	Active	59.11	31I12	2014/08/12	2027/08/11	$-	$1,800.00	$79.25
2409339	Active	59.1	31I12	2014/08/12	2027/08/11	$-	$1,800.00	$79.25
2409340	Suspended	58.33	31I12	2014/08/12	2027/08/11	$1,415,434.72	$1,800.00	$79.25
2409341	Active	59.09	31I12	2014/08/12	2027/08/11	$875,194.78	$1,800.00	$79.25
2409342	Active	59.04	31I12	2014/08/12	2027/08/11	$-	$1,800.00	$79.25
2409343	Active	59.11	31I12	2014/08/12	2027/08/11	$-	$1,800.00	$79.25
2409344	Active	59.11	31I12	2014/08/12	2027/08/11	$13,195.99	$1,800.00	$79.25
2409345	Active	59.11	31I12	2014/08/12	2027/08/11	$8,467.67	$1,800.00	$79.25
2409346	Active	59.1	31I12	2014/08/12	2027/08/11	$66,144.73	$1,800.00	$79.25
2409347	Active	59.1	31I12	2014/08/12	2027/08/11	$-	$1,800.00	$79.25
2409348	Active	59.09	31I12	2014/08/12	2027/08/11	$-	$1,800.00	$79.25
2409349	Active	59.11	31J09	2014/08/12	2027/08/11	$-	$1,800.00	$79.25
2409350	Active	59.11	31J09	2014/08/12	2027/08/11	$-	$1,800.00	$79.25
2409351	Active	59.1	31J09	2014/08/12	2027/08/11	$-	$1,800.00	$79.25
2409352	Active	59.1	31J09	2014/08/12	2027/08/11	$-	$1,800.00	$79.25
2409353	Active	59.09	31J09	2014/08/12	2027/08/11	$-	$1,800.00	$79.25
2409354	Active	59.09	31J09	2014/08/12	2027/08/11	$-	$1,800.00	$79.25
2409355	Active	59.08	31J09	2014/08/12	2027/08/11	$-	$1,800.00	$79.25
2411654	Active	59.11	31I12	2014/09/09	2027/09/08	$13,195.99	$1,800.00	$79.25
2411655	Active	42.51	31I12	2014/09/09	2027/09/08	$-	$1,800.00	$79.25
2411656	Active	42.57	31I12	2014/09/09	2027/09/08	$-	$1,800.00	$79.25
2411657	Active	59.1	31I12	2014/09/09	2027/09/08	$67,944.73	$1,800.00	$79.25
2411658	Active	58.08	31I12	2014/09/09	2027/09/08	$77,540.72	$1,800.00	$79.25
2411659	Active	27.7	31I12	2014/09/09	2027/09/08	$702,495.87	$1,800.00	$79.25
2411660	Active	52.99	31I12	2014/09/09	2027/09/08	$69,842.65	$1,800.00	$79.25
2411661	Active	59.09	31I12	2014/09/09	2027/09/08	$67 944.73	$1,800.00	$79.25
2411662	Active	53.27	31I12	2014/09/09	2027/09/08	$69,842.65	$1,800.00	$79.25

MARCH 2025	4-7

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Claim No.(1)	Status	Area (ha)	NTS Sheet	Designation Date	Expiry Date	Cumulated Credits (CAD)	Required Credits for Renewal (CAD)	Renewal Fee (CAD)
2411663	Suspended	28.58	31I12	2014/09/09	2027/09/08	$1,217,221.81	$1,800.00	$79.25
2411664	Active	48.31	31I12	2014/09/09	2027/09/08	$-	$1,800.00	$79.25
2411665	Active	59.08	31J09	2014/09/09	2027/09/08	$-	$1,800.00	$79.25
2426857	Active	59.12	31I12	2015/04/17	2026/04/16	$-	$1,800.00	$79.25
2426858	Active	59.12	31I12	2015/04/17	2026/04/16	$-	$1,800.00	$79.25
2426859	Active	59.12	31I12	2015/04/17	2026/04/16	$-	$1,800.00	$79.25
2426860	Active	59.12	31I12	2015/04/17	2026/04/16	$-	$1,800.00	$79.25
2426861	Active	59.12	31I12	2015/04/17	2026/04/16	$-	$1,800.00	$79.25
2426862	Active	59.12	31I12	2015/04/17	2026/04/16	$-	$1,800.00	$79.25
2426863	Active	59.12	31I12	2015/04/17	2026/04/16	$13,813.91	$1,800.00	$79.25
2426864	Active	59.12	31I12	2015/04/17	2026/04/16	$13,814.09	$1,800.00	$79.25
2429408	Active	59.12	31I12	2015/06/19	2026/06/18	$-	$1,800.00	$79.25
2429409	Active	59.11	31I12	2015/06/19	2026/06/18	$-	$1,800.00	$79.25
2429410	Active	59.11	31I12	2015/06/19	2026/06/18	$-	$1,800.00	$79.25
2429411	Active	59.11	31I12	2015/06/19	2026/06/18	$-	$1,800.00	$79.25
2429412	Active	59.08	31I12	2015/06/19	2026/06/18	$-	$1,800.00	$79.25
2429413	Active	59.07	31I12	2015/06/19	2026/06/18	$-	$1,800.00	$79.25
2429414	Active	59.07	31I12	2015/06/19	2026/06/18	$-	$1,800.00	$79.25
2429415	Active	59.06	31I12	2015/06/19	2026/06/18	$-	$1,800.00	$79.25
2429416	Active	59.12	31J09	2015/06/19	2026/06/18	$-	$1,800.00	$79.25
2429417	Active	59.11	31J09	2015/06/19	2026/06/18	$-	$1,800.00	$79.25
2429418	Active	59.11	31J09	2015/06/19	2026/06/18	$-	$1,800.00	$79.25
2429419	Active	59.1	31I12	2015/06/19	2026/06/18	$-	$1,800.00	$79.25
2429420	Active	59.09	31I12	2015/06/19	2026/06/18	$-	$1,800.00	$79.25
2429421	Active	59.08	31I12	2015/06/19	2026/06/18	$-	$1,800.00	$79.25
2431602	Active	59.13	31I12	2015/07/28	2026/07/27	$-	$1,800.00	$79.25
2431603	Active	58.42	31I12	2015/07/28	2026/07/27	$-	$1,800.00	$79.25
2431604	Active	59.12	31I12	2015/07/28	2026/07/27	$-	$1,800.00	$79.25
2431605	Active	53.08	31I12	2015/07/28	2026/07/27	$-	$1,800.00	$79.25
2431606	Active	58.19	31I12	2015/07/28	2026/07/27	$-	$1,800.00	$79.25
2431607	Active	59.12	31I12	2015/07/28	2026/07/27	$-	$1,800.00	$79.25
2431865	Active	25.17	31I12	2015/08/11	2026/08/10	$-	$1,800.00	$79.25
2431866	Active	2.95	31I12	2015/08/11	2026/08/10	$-	$750.00	$40.75
2433699	Active	59.11	31J09	2015/10/02	2026/10/01	$-	$1,800.00	$79.25
2433700	Active	59.1	31J09	2015/10/02	2026/10/01	$-	$1,800.00	$79.25
2433701	Active	59.09	31J09	2015/10/02	2026/10/01	$-	$1,800.00	$79.25

MARCH 2025	4-8

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Claim No.(1)	Status	Area (ha)	NTS Sheet	Designation Date	Expiry Date	Cumulated Credits (CAD)	Required Credits for Renewal (CAD)	Renewal Fee (CAD)
2433702	Active	59.08	31J09	2015/10/02	2026/10/01	$-	$1,800.00	$79.25
2433703	Active	59.07	31J09	2015/10/02	2026/10/01	$-	$1,800.00	$79.25
2435494	Active	59.04	31I12	2016/01/05	2027/01/04	$-	$1,800.00	$79.25
2435495	Active	59.04	31I12	2016/01/05	2027/01/04	$-	$1,800.00	$79.25
2435496	Active	59.04	31I12	2016/01/05	2027/01/04	$-	$1,800.00	$79.25
2435497	Active	59.04	31I12	2016/01/05	2027/01/04	$-	$1,800.00	$79.25
2435498	Active	59.04	31I12	2016/01/05	2027/01/04	$-	$1,800.00	$79.25
2435499	Active	59.04	31I12	2016/01/05	2027/01/04	$-	$1,800.00	$79.25
2435500	Active	59.03	31I12	2016/01/05	2027/01/04	$-	$1,800.00	$79.25
2435501	Active	59.03	31I12	2016/01/05	2027/01/04	$-	$1,800.00	$79.25
2435502	Active	59.03	31I12	2016/01/05	2027/01/04	$-	$1,800.00	$79.25
2435503	Active	59.03	31I12	2016/01/05	2027/01/04	$-	$1,800.00	$79.25
2435504	Active	59.04	31I12	2016/01/05	2027/01/04	$-	$1,800.00	$79.25
2435505	Active	59.04	31I12	2016/01/05	2027/01/04	$-	$1,800.00	$79.25
2435508	Active	59.03	31I12	2016/01/05	2027/01/04	$-	$1,800.00	$79.25
2435509	Active	59.03	31I12	2016/01/05	2027/01/04	$-	$1,800.00	$79.25
2435633	Active	30.38	31I12	2016/01/08	2027/01/07	$-	$1,800.00	$79.25
2435634	Active	42.15	31I12	2016/01/08	2027/01/07	$-	$1,800.00	$79.25
2435635	Active	28.01	31I12	2016/01/08	2027/01/07	$-	$1,800.00	$79.25
2435636	Active	45.77	31I12	2016/01/08	2027/01/07	$-	$1,800.00	$79.25
2435637	Active	59.06	31I12	2016/01/08	2027/01/07	$-	$1,800.00	$79.25
2435638	Active	34.06	31I12	2016/01/08	2027/01/07	$-	$1,800.00	$79.25
2435639	Active	59.07	31J09	2016/01/08	2027/01/07	$-	$1,800.00	$79.25
2435640	Active	41.83	31J09	2016/01/08	2027/01/07	$-	$1,800.00	$79.25
2435641	Active	55.9	31J09	2016/01/08	2027/01/07	$-	$1,800.00	$79.25
2496343	Active	59.05	31I12	2017/06/14	2026/06/13	$-	$1,800.00	$79.25
2496344	Active	59.04	31I12	2017/06/14	2026/06/13	$-	$1,800.00	$79.25
2496345	Active	59.04	31I12	2017/06/14	2026/06/13	$-	$1,800.00	$79.25
2496346	Active	59.04	31I12	2017/06/14	2026/06/13	$-	$1,800.00	$79.25
2496347	Active	46.34	31I12	2017/06/14	2026/06/13	$-	$1,800.00	$79.25
2496348	Active	58.53	31I12	2017/06/14	2026/06/13	$-	$1,800.00	$79.25
2519598	Active	59.03	31I12	2018/06/06	2027/06/05	$-	$1,800.00	$79.25
2519599	Active	59.03	31I12	2018/06/06	2027/06/05	$-	$1,800.00	$79.25
2519600	Active	59.03	31I12	2018/06/06	2027/06/05	$-	$1,800.00	$79.25
2519604	Active	59.02	31I12	2018/06/06	2027/06/05	$-	$1,800.00	$79.25
2617657	Active	59.02	31I12	2021/08/25	2026/08/24	$-	$1,200.00	$79.25

MARCH 2025	4-9

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Claim No.(1)	Status	Area (ha)	NTS Sheet	Designation Date	Expiry Date	Cumulated Credits (CAD)	Required Credits for Renewal (CAD)	Renewal Fee (CAD)
2617658	Active	59.02	31I12	2021/08/25	2026/08/24	$-	$1,200.00	$79.25
2617659	Active	59.02	31I12	2021/08/25	2026/08/24	$-	$1,200.00	$79.25
2617660	Active	59.02	31I12	2021/08/25	2026/08/24	$-	$1,200.00	$79.25
2636114	Active	12.94	31I12	2022/02/11	2027/02/10	$-	$500.00	$40.75
2636115	Active	4.04	31I12	2022/02/11	2027/02/10	$-	$500.00	$40.75
2636116	Active	0.4	31I12	2022/02/11	2027/02/10	$-	$500.00	$40.75
2636117	Active	14.81	31I12	2022/02/11	2027/02/10	$-	$500.00	$40.75
2636118	Active	4.95	31I12	2022/02/11	2027/02/10	$-	$500.00	$40.75
2636119	Active	4.98	31I12	2022/02/11	2027/02/10	$-	$500.00	$40.75
2636120	Active	14.6	31I12	2022/02/11	2027/02/10	$702,495.87	$500.00	$40.75
2636121	Active	0.38	31I12	2022/02/11	2027/02/10	$-	$500.00	$40.75
2636122	Active	0.25	31I12	2022/02/11	2027/02/10	$-	$500.00	$40.75
2636123	Active	13.53	31I12	2022/02/11	2027/02/10	$-	$500.00	$40.75
2636124	Active	1.87	31I12	2022/02/11	2027/02/10	$-	$500.00	$40.75
2636125	Active	6.79	31I12	2022/02/11	2027/02/10	$-	$500.00	$40.75
2636126	Active	3.01	31I12	2022/02/11	2027/02/10	$-	$500.00	$40.75
2636127	Active	5.03	31J09	2022/02/11	2027/02/10	$-	$500.00	$40.75

(1)	All claims are 100% owned by Nouveau Monde Graphite inc. (GESTIM client # 96458) - Claim information effective date: March 24, 2025.

MARCH 2025	4-10

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

4.1.3.	Agreements and Royalties Obligations

The Matawinie Property, which includes the Mining Property, is currently subject to a 2.0% Net Smelter Return (“NSR”) in favour of Pallinghurst Graphite International Limited (“Pallinghurst Graphite”). In addition, NMG has entered into a collaborative agreement with the municipality of SMDS (“Municipality”), as well as an Impact and Benefit Agreement (“IBA”) with the Atikamekw of Manawan represented by the Conseil des Atikamekw de Manawan. The following summarizes these agreements and royalty obligations concerning the Matawinie Mine Project. Economic costs related to the agreements mentioned in this chapter are integrated in the project’s cost estimate.

4.1.3.1.	Pallinghurst Agreement

The Matawinie Property is subject to a 2.0% NSR in favour of Pallinghurst Graphite on all minerals mined, provided or otherwise recovered from the Matawinie Property in accordance with the royalty agreement dated August 28, 2020 as amended from time to time. The royalty agreement contains provision detailing the formula to calculate the 2.0% NSR for the various products, whether derived directly from the minerals mined at the Matawinie Mine or further transformed at the Bécancour Battery Material Plant. As provided for in the royalty agreement, a hypothec was granted on the Matawinie Property in August 2022 to secure NMG’s NSR obligations.

4.1.3.2.	Saint-Michel-des-Saints Municipality Agreement

NMG entered into a collaboration agreement and sharing of the benefits of the Matawinie Mine Project with the Municipality (“SMDS Collaboration Agreement”). Through a liaison committee, the Municipality will have the chance to actively participate in shaping, implementing and monitoring NMG’s mining project. In addition, throughout NMG’s commercial mining operations, the Municipality will receive designated financial benefits, which have been incorporated into the Matawinie Mine Project’s cost estimate.

4.1.3.3.	Conseil des Atikamekw Agreement

NMG and the Conseil des Atikamekw de Manawan entered into an IBA on December 11, 2024, by which the Atikamekw of Manawan (hereinafter, the “Manawan Atikamekw”) are giving their Free, Prior and Informed Consent (“FPIC”) towards NMG’s Matawinie Mine Project, including the main electric line powering the Matawinie Mine Project.

The Impact and Benefit Agreement includes provisions for the Manawan Atikamekw to take part in the Matawinie Mine Project’s environmental management and monitoring, the implementation of adapted and preferential training and employability measures, the promotion of business opportunities during the Matawinie Mine’s construction and operations, as well as the recognition of Manawan Atikamekw culture and the inclusion of cultural safety measures. The IBA also sets out the sharing of financial benefits from NMG’s graphite development operations, the costs of which have been incorporated into the Matawinie Mine Project’s cost estimate.

A committee will be formed to oversee the implementation of the IBA, and a Coordinator from the community based in Manawan will act as liaison officer.

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4.1.4.	Permits and Environmental Liabilities

Permits needed for the exploration, geotechnical and hydrogeological exploration or characterization works completed to date consists of tree clearing permits, provided by the Ministry of Forests, Wildlife and Parks (“MFFP” for Ministère des Forêts, de la Faune et des Parcs or MRNF Ministère des Ressources Naturelles et Forêts). In order to obtain the tree clearing permits, a Certificate of Conformity from the Municipality of SMDS is required. Permits and authorizations were also obtained for NMG’s demonstration plant construction and operation including the ore extraction site and tailings facilities located on the West Zone of the Mining Property. This plant uses the ore from the West Zone deposit to create natural graphite flake concentrate (for more details, see Press Releases dated May 24, 2018 and September 18, 2018). These permits consist of tree clearing permits as well as authorizations delivered by the Ministry of Environment and the Fight Against Climate Change (“MELCCFP” for Ministère de l’Environnement et de la Lutte contre les changements climatiques, Faune et Parcs) for construction works and operation at the demonstration plant, tailings as well as water storage facilities. Table 4-2 lists the number of the Mining Properties’ permits and authorizations obtained to date by various government entities for exploration and characterization work, as well as NMG’s demonstration plant. It is important to note that from September 2020, the MELCC adopted an in-depth modification of its environmental authorization policy system under section 22 of the Environment Quality Act (“EQA”) named the Règlement sur l’encadrement d’activités en fonction de leur impact sur l’environnement (“REAFIE”) (MELCC, 2022). The Regulation oversees activities in need of authorization based on their environmental impact (REAFIE) (Q-2, r. 17.1). Activities with moderate environmental risk need a ministerial authorization, those at low risk, a declaration of conformity, and those at negligible risk, can be exempt of an authorization or declaration. The REAFIE details the conditions that must be met to be admissible for a declaration of compliance or the exemption of an authorization.

The permits obtained and needed to conduct the construction work and mining operation for the Matawinie Mine Project and the Phase 2 Bécancour Battery Material Plant Project are discussed in Chapter 20 (Section 20.1.3 for Phase 2 Matawinie Mine Project and Section 20.2.9 for Phase 2 Bécancour Battery Material Plant Project).

Table 4-2: Permits and authorizations acquired for exploration work, various characterization work and the demonstration plants

Project Phase	SMDS Certificate of Conformity	MFFP Permits	MERN Permits	MELCC Permits
Exploration Matawinie Mine	16	19	2	-
Phase 1 Matawinie Mine	5	4	7	11
Phase 1 Bécancour Battery Material Plant	1	-	-	2

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The Ministerial Decree authorizing the Matawinie Mine Project (Decree # 47-2021) was granted by the MELCCFP on January 20, 2021. The Decree covers a commercial production level of 100,000 tpy of graphite concentrate, which will be used in part for NMG’s value-added anode strategy – supplying material for the electrical vehicles and renewable energy storage industries. In February 2023, NMG submitted a Decree modification for graphite production at 106,000 tonnes per annum. The request is to amend Condition 2 of Decree 47-2021 in accordance with the update of the mining plan.

The permits obtained and required to conduct the wetlands compensation, construction work phases, and mining operation proposed for the Matawinie Mine Project are discussed in Chapter 20.

To the QP’s knowledge, there are no liabilities (whether contingent or otherwise) relating to any environmental activity concerning or affecting the Company, its subsidiaries or their properties, assets or operations, and there are no liabilities (whether contingent or otherwise) relating to the restoration or rehabilitation of land, water or any other part of the environment, in each case that would have a Material Adverse Effect on the Mining Property.

4.1.5.	Significant Factors and Risks

NMG operates in an industry that contains various risks and uncertainties. The risks and uncertainties listed below are not the only ones to which the Company is subject. Additional risks and uncertainties not presently known by NMG, or which the Company deems to be currently insignificant, may impede the Company’s schedule and performance. The materialization of risks could harm the Company’s activities and have significant negative impacts on its financial situation and its operating results.

Risk of New Mining Operations

The Matawinie Mine does not have an operating history. Whether income will result from any of the Company’s activities, including, without limitation, the Matawinie Mine Project, will depend on the successful establishment of new mining operations and expansion of current operations, including the construction and operation of the Matawinie Mine and the Bécancour Battery Material Plant Projects and related infrastructure. As a result, the Company is subject to all of the risks associated with establishing or expanding new mining operations and business enterprises, including the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure; the availability and cost of skilled labour and mining equipment; the need to obtain necessary environmental and other governmental approval and permits and the timing of the receipt of those approvals and permits; the availability of funds to finance construction and development activities; potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

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Various factors, including the successful construction, commissioning and ramp-up of the Matawinie Mine Project, the qualification by the customers of the product from the Matawinie Mine and the Bécancour Battery Material Plant, costs, actual mineralization, consistency and reliability of graphite grades, commodity prices, future cash flow and profitability can affect successful project development, and there can be no assurance that current or future estimates of these factors will reflect actual results and performance. The design and construction of efficient processing facilities, the cost and availability of suitable machinery, supplies, mining equipment and skilled labour, the existence of competent operational management and prudent financial administration, as well as the availability and reliability of appropriately skilled and experienced consultants can also affect successful project development. It is common in new mining operations to experience unexpected problems and delays during construction, development, mine start-up and commissioning activities. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company’s profitability. Accordingly, there is no assurance that the Matawinie Mine Project will ever be brought into a state of commercial production or that the Company’s activities will result in profitable mining operations.

Risks Related to the Mining Property

The mining project’s footprint has no accessibility restrictions known to NMG.

Information provided by the MRNF cadaster database from August 30, 2024, reveals that the mineralized zones in the Tony Claim Block, including the proposed mining installations, cover only crown land. The Tony Block also covers private properties, although these are located some distance from the targeted mineralization except for two private lots, one of which encroaches by up to 13 m the West Zone proposed open pit, while the other is located up to about 80 m from the pit boundary (Figure 4-3). These two lots are the property of Quartier Du Nouveau Monde Inc., a subsidiary of NMG, and as such, does not pose any constraints to the mining project. The closest private lot, other than those owned by NMG or one of its subsidiaries, is located about 500 m from the proposed Matawinie Mine Project open pit. Additional information on surface rights is available in Section 5.5.

For more details on social, environmental, and permitting issues and risks, see Chapter 20. Additional risks are also mentioned in Chapter 25.

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Figure 4.3
Tony Claim Block Land Ownership
NMG and Subsidiaries Private Lot/Leisure Land Lease
Private Lot/Leisure Land Lease Other Than NMG
Public Crown Land
Proposed 1 km Acquisition Zone
Tony Claim Block Boundaries
Proposed West Zone Matawinie Mine Open Pit Footprint
Main Mineralized Zone
Topographic Contour
0 0.5 1 2 Kilometers
Projection: UTM NAD 83 Z18 Scale 1:60K NTS: 31I/12, 31J/09
Created by: Antoine Cloutier P. Geo, August 30, 2024
NMG's Demonstration Plant
Saint-Michel-Des-Saints Urban Area
Rivière Matawin
Chemin Matawin E
Mining Project's Main Access Road
131
Lac England
North Zone
West Zone
North-East Zone
Far West Zone
East Zone
Lac Perreault
NMG's Demonstration Plant's Ore Extraction Site & Tailings Facilities
Lac à Dessureault
South-West Zone
South-East Zone
Lac Travers
Lac Beauséjour
Lac du Trèfle
NOUVEAU MONDE GRAPHITE

Figure 4-3: Tony Block land ownership

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4.2.	Bécancour Battery Material Plant Description

The Bécancour Battery Material Plant site is located in Bécancour, Québec. It constitutes NMG’s comprehensive advanced manufacturing platform. This facility is set to provide the market with 44,100 tpy of active anode material and 14,720 tpy of concentrated graphite, along with 43,334 tpy of micronized by-products.

The whole Matawinie Mine’s production will be transferred for refining and/or bagging as per customers’ specifications at the Bécancour Battery Material Plant, hence capitalizing on operational efficiency, product traceability, and greater margins from NMG’s vertically integrated business model. NMG’s Bécancour Battery Material Plant is in the heart of the Quebec Government “Vallée de la Transition Énergétique – Battery sector”, and the Bécancour Pole development is promoted by the Société du parc industriel et portuaire de Bécancour (“SPIPB”), which provides the infrastructure necessary for the establishment and operation of large-scale businesses.

The main processes involved in the Bécancour Battery Material Plant are:

■	Micronization and Spheronization;

■	Purification;

■	Coating.

The final battery material products are sieved, bagged and stored in the Finishing and Bagging area before being shipped in bags by truck.

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4.2.1.	Location and Access

NMG’s Bécancour Battery Material Plant is in the province of Québec, Canada. It is more precisely located in the Centre-Du-Québec Administrative Region, MRC (administrative entity representing several local municipalities in the same region) of Bécancour, and city of the same name, on Lot # 3 294 065 of the cadaster of the province of Québec. This lot is fully owned by NMG and part of an industrial zone under development in the city of Bécancour. The area covered by NMG’s Lot is sufficient to accommodate all the infrastructure needed for the Bécancour Battery Material Plant. The Bécancour Battery Material Plant site is located across the river from Trois-Rivières, a large city, about halfway between the two largest urban centers in the province of Québec, namely the Montréal and Québec City metropolitan areas (Figure 4-1 and Figure 4-4), at latitude 46.377° and longitude -72.376° using WGS 1984 geographic coordinate system and Easting: 701800, Northing: 5139300 using the UTM, NAD83 Zone 18 projected coordinate system.

Figure 4-4: General Bécancour Battery Material Plant location and road access to the Matawinie Mine Project

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The chosen site corresponds to property no. 17 according to the classification of the manager of the SPIPB. The SPIPB manages an industrial park and commercial deep-water seaport located on the shores of the St. Lawrence River, opposite to the city of Trois-Rivières (Figure 4-5).

.

(Source: SPIPB)

Figure 4-5: Aerial view of the Bécancour Industrial Park

Lot # 3 294 065 is L-shaped and has a surface area of approximately 200,000 m² (Figure 4-6). The lot is bordered to the north by a rail line and the Raoul Duchesne Blvd, to the east by the Alphonse-Deshaies Blvd, to the west by G. A. Boulet Ave., and to the south by the Bécancour Blvd. The property has a temporary address, 805 Avenue G.-A.-Boulet, G9H 5H7. The Bécancour Battery Material Plant site can be accessed by the provincial road system from Montreal, the city of Québec and the Mining Property and represents a trip of about 160 km, 130 km and 187 km respectively (Figure 4-4).

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Figure 4-6: Proposed NMG’s Bécancour Battery Material Plant Site, Lot 3 294 065

4.2.2.	Land Ownership

As mentioned in Section 4.2.1, Lot # 3 294 065 is wholly owned by NMG. The lot was acquired on February 3, 2021, and the cancellation of the registration of the legal hypothec occurred on April 18, 2024. No other land is needed for the construction and operation of the proposed Bécancour Battery Material Plant.

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4.2.3.	Agreements

There are no royalties, back-in rights, payments, or other agreements and encumbrances to which Lot # 3 294 065 is subjected. Although no net smelter return affects Lot # 3 294 065, the 2.0% NSR referred to in Section 4.1.3 considers the products manufactured at the Bécancour Battery Material Plant.

4.2.4.	Permits and Environmental Liabilities

The property presents no environmental liabilities for an industrial site. Based on all the characterizations following the Terrain Characterization Guide for the Bécancour Battery Material Plant site, it has been determined that all materials present on the site comply with the applicable contamination levels for the site's zoning and the planned future activities, which are industrial. However, since three soil samples show results exceeding criterion B of the Intervention Guide (> Appendix I of the RPRT) in areas of anthropogenic origin, the registration of a contamination notice in the Land Register, in accordance with section 31.58 of the EQA, is required. Considering that groundwater analyses conducted between 2020 and 2023 show no exceedance of criteria, no mitigation measures are required to control contamination outside the site.

Engineering, process optimization, permitting, procurement, and stakeholder engagements are underway in preparation for the construction of the Bécancour Battery Material Plant. All permits related to work performed to date by NMG on it’s Bécancour Battery Material Plant site has been received.

A validation is ongoing with the MELCCFP for maximum plant capacity for NMG’s Bécancour Battery Material Plant related to an environmental assessment procedure under Québec legislation (article 39). Also, the maximum plant capacity is under article 39 threshold, several environmental authorizations and permits must be obtained before the work can be carried out in accordance with applicable laws and regulations. Additional information on required permits for the Battery Material Plant is available in Chapter 20.2.10.

4.2.5.	Significant Factors and Risks

4.2.5.1.	Risks During the Construction Phase

During the construction phase, the main hazards will be spills or fires involving hydrocarbons present on site. More specifically, the following accidental events could occur:

■	Fuel leaks during refuelling of rolling stock and site machinery;

■	Hydraulic oil leaks from rolling stock and site machinery;

■	Spills from temporary on-site fuel tanks or from deposits of flammable residual material;

■	Fires at temporary on-site fuel tanks or from deposits of flammable residual material.

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These risks, during the construction phase, are considered to be low, with spills of small quantities being the accidental events typically observed.

A specific emergency plan will be drawn up to deal with emergency situations during the construction phase. As is the case with most construction sites, contractors assigned to the Bécancour Battery Material Plant Project will be contractually obligated to set up their own emergency response plans, adapted to the hazards inherent in their work. NMG will ensure the conformity of these emergency plans. Emergency response measures will enable the rapid and effective deployment of personnel and equipment to limit the consequences. In the event of spills, contaminated soil and equipment will be recovered and disposed of in accordance with current regulations.

4.2.5.2.	Risks During the Operation Phase

A Hazards Identification (“HAZID”) workshop has been performed for the Bécancour Battery Material Plant Project. The HAZID comprehensively reviewed the potential risks pertaining to the future Operating Phase of the project, and ultimately provided a comprehensive Risk Register that can be used as a reference throughout the detail design process.

Health & Safety seems to be the predominant risk category for the plant. Mitigation plans have been identified, but the best recommendation is to implement a Process Safety Management System (“PSMS”) as part of the Plant Management System to maintain an acceptable risk level throughout the life of the plant.

The Environmental Risk Scenarios are of a relatively lower risk than Health & Safety. It is mainly associated with loss of containment of reagents, industrial noise and traffic hazards. Mitigation plans will be implemented to lower those risks. For more details on social, environmental, and permitting issues and risks, see Chapter 20. Additional risks are also mentioned in Chapter 25.

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5.	Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1.	Mining Property Features and Characteristics

5.1.1.	Accessibility

All mineralized zones located on the Tony Block, including the mining project footprint, are within 4 km, as the crow flies, from the centre of the Tony Block and 11 km to 18 km driving distance from the community of SMDS using the current road system (Figure 4-2). The town itself is accessible from Montréal using the Province of Québec’s Highway 40 and paved Route 131; the trip represents approximately 160 km (Figure 4-1).

A Forestry Class 1 gravel road, measuring 8 km in length and connecting Road 131, part of Québec’s Ministry of Transportation’s Road infrastructure to NMG’s projected industrial mining site, was constructed in 2021. This road crosses private lots on a length of about 1.1 km, for which a right-of-way was granted by the landowner in favour of NMG.

The mining project area is easily accessible using high clearance two-wheel-drive vehicles. The main mineralized zones are all accessible using logging roads of varying grades. The use of an all-terrain vehicle (“ATV”) or four-wheel-drive vehicle is strongly recommended to access the mineralized zones, especially in wet and slippery conditions. Road maintenance and snow removal in the Matawinie Mine Project area is carried-out by NMG when needed.

5.1.2.	Physiography

The topography of the Mining Property and surrounding region is typical of the Laurentian Highlands, characterized by a series of rounded elongated hills and valleys carved by the passage of the Laurentide Ice Sheet during the Quaternary Period. Summits usually reach 100 m to 150 m above the bottom of adjacent valleys. The valleys themselves vary considerably in width and are often occupied by marshes and small streams. The lakes in the Matawinie Mine Project area are formed by larger basins, most of which are probably structurally controlled. Elevation on the Tony Block varies between 360 m to 625 m above sea level.

Studies of Pleistocene and recent quaternary deposits, as well as the author’s observations, indicate that hilltops and elevated areas are generally covered by a thin veneer of undifferentiated glacial sandy-silty till, usually about 1 m to 5 m thick, although sometimes exceeding 25 m as demonstrated by drilling in the northern portion of the West Zone.

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Adjacent valleys generally include considerable accumulated organic matter, decomposed, and derived from sphagnum, mosses, and forest litter. Fluvioglacial and fluvial deposits of sand and gravels are also present within the area; they can be distinguished by their mostly homogeneous grain size, the lack of clay and silt size particles and the presence of rounded cobbles and boulders. These deposits seem to dominate the valley host to the Matawin River. Mineralized zones are mostly covered by till, with fluvioglacial material sometimes present at lower elevations.

The area is located in the maple-yellow birch bioclimatic domain. The potential vegetation on mesic sites is maple-yellow birch stands (mid-slope) and balsam fir-yellow birch stands (top of slope). Well-drained sites are colonized by the potential vegetation of black spruce and lichen-American green alder stands. Balsam fir-red spruce stands are located on less well-drained benches. The growing season is of moderate length, varying from 160 to 170 days (Robitaille and Saucier, 1997). More specifically, the study area is dominated by deciduous stands, which consist mainly of yellow birch, maple and poplar. Mixed stands come second and are composed of the same deciduous and coniferous species such as fir, tamarack or cedar. Coniferous stands are less extensive and consist mainly of fir, tamarack, cedar and pine.

5.1.3.	Climate

The Matawinie Mine Project area is under the influence of a warm summer humid continental climate, according to the Köppen-Geiger climate classification system (https://en.climate-data.org/), and receives a moderate amount of precipitation. There are no climate-related obstacles preventing a year-round mining operation.

The mean annual temperature is 3.1 °C, based on data recorded at Environment Canada’s station No. 7077570, which is located in SMDS (Environment Canada, 2015). According to the 1981-2010 statistics (station No. 7077570), July is the warmest month with an average daily maximum temperature of 24.2 °C, whereas January is the coldest month with an average daily minimum temperature of -20.4 °C. These statistics also show that the average annual rainfall is 731.1 mm with quantities culminating in June and July, and the average annual snowfall is 208.5 cm with significant precipitations in December, January and March. Snowfall occurs typically from October until April. Few snowfall events are possible in September and May. On average, a snow cover of 20 cm or more is present 98.1 days/year in the study area (Environment Canada, 2015). The permanent snow cover period varies from year to year but usually occurs around mid-November until mid to end of April. Non-maintained secondary and logging roads can typically be accessed by snowmobile between mid-December and early April.

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5.1.4.	Local Resources and Infrastructure

The Tony Block mineralization is located within a few kilometres of major infrastructure. Electrical power and lumber supply stores are available in the town of Saint-Michel-des-Saints, as well as other common amenities such as running water, maintained public road system, lodging, restaurants and grocery stores. Communication towers provide partial cellular communication coverage to most of the main mineralized zones, including the mining project footprint. According to the 2021 Federal Census, the Saint-Michel-des-Saint municipality counts a population of 2,496, with 2,020 private dwellings occupied by 1,268 usual residents, in an area of about 494 km2.

The nearest hospital or CLSC (Centre local de services communautaires), a free health clinic operated and maintained by the provincial government, is located in the town of SMDS and a larger hospital is located about 100 km to the south, in the town of Joliette. Two 735 kV power lines, managed by Hydro-Québec, pass through the Mining Property. The closest power distribution centre, from where the Matawinie Mine Project will be supplied in hydroelectricity, is the Provost substation, located approximately 10 km to the east-southeast of the proposed mine.

Local resources on the Mining Property consist of an abundance of fresh water and mixed deciduous and coniferous trees. Sand and gravel have also been observed on the Tony Block during field work, although the available volume and quality of the material is unknown. Geotechnical tests are being conducted on the surficial material covering the deposit to validate its usefulness for the construction of infrastructure. The general area has excellent road coverage, with many logging roads leading far into the hills. The region offers a skilled workforce, such as forestry workers, mechanics and heavy equipment operators.

It is important to note that NMG has leased 7,764 m2 (including 657 m2 of exterior storage and 511 m2 of interior storage) of a large manufacturing plant owned by SSTM International Inc., located at 600 Chemin de la Forex inc. in Saint-Michel-des-Saints, to host its demonstration plant with a capacity to produce 1,000 tonnes of graphite concentrate annually (Figure 4-3). Additionally, this demonstration plant contains micronization and spheronization equipment necessary to produce lithium-ion battery (“LiB”) anode material as well as a spherical purified graphite coating line, thereby completing the value-added chain for LIB anode materials. The demonstration purification process is located in Bécancour, so as to have easy access to chemicals, notably chlorine gas, needed to purify the spheronized graphite. The demonstration plant provides valuable information and experience for both engineering and personnel involved in the future mining operations. Additional information about this demonstration plant is detailed in Press Releases from NMG dated May 24, 2018, September 18, 2018, December 20, 2019, March 25, 2022, and June 17, 2022. Note that NMG’s Phase 2 Bécancour Battery Material Plant will be using an aqueous chemical purification process instead of the carbochlorination purification process used in NMG’s Phase 1 demonstration facilities (see Section 2.1.1 for additional information).

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5.1.5.	Surface Rights

The Tony Block main mineralized zones are located on public crown land. None of the infrastructure of the proposed Matawinie Mine Project is located on private or leased land that is not owned by NMG or one of its subsidiaries, except for a portion of the main access road for which a right-of-way was granted by the landowner in favour of NMG. The closest land leases from the Matawinie Mine Project and related infrastructure are located on the shores of Lac aux Pierres (Figure 4-3). Following their acquisition from private owners, these land leases are now all owned by NMG or its subsidiaries. Other nearby land leases and private lots located within a 1 km buffer of the planned open pit footprint are subject to a voluntary acquisition process put forth by NMG. Some of these lots have already been acquired by NMG (Figure 4-3). Further details about the Pre-Development Acquisition Protocol are available in NMG’s Environmental and Social Impact Assessment (“ESIA”).

A total of three main land leases are needed to implement the Matawinie Mine Project, of which two, the industrial and tailings land leases, have been obtained (Figure 4-2, Section 4.2). Additional information on the issuance of the mining lease is available in Sections 20.1.3.1 and 20.1.4.

1.	Land lease for tailings infrastructure located on the domain of the State.

2.	Land lease for industrial infrastructure located on the domain of the State.

3.	Mining lease covering the planned open pit.

5.2.	Bécancour Battery Material Plant Site and Characteristics

5.2.1.	Accessibility

NMG’s Bécancour Battery Material Plant is strategically located within the Bécancour Industrial Park (SPIPB), which is easily accessed by provincial highways and roads. The planned Bécancour Battery Material Plant is located about 2 km south of the shores of the St. Lawrence River, about 6 km northeast of the W8banakiak First Nation of Wôlinak. The Wôlinak community is less that 1 km2 and counts around 200 members living directly in the community. Regarding freight, the site is located adjacent to a main rail line and about 3 km from the Bécancour deepwater seaport, both permitting the importing of equipment and raw materials, and the exporting of final products throughout North America and Europe. Additional information about the Bécancour Battery Material Plant site and accessibility is available in Section 4.2.1

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5.2.2.	Physiography

The regional Bécancour Battery Material Plant area is located on the National Topographic Sheet 31I08, entirely within the St. Lawrence lowlands, more specifically, within the St. Lawrence Platform. The general topography of the area is relatively flat.

NMG’s Bécancour Battery Material Plant Site was once used for agricultural purposes but has been unoccupied since 1970. This construction will add to the existing industrial landscape of some 30 companies (multinationals and services) located in the region.

This unitary landscape is concentrated mainly between the St. Lawrence River and Highway 30 (Autoroute de l’Acier [Autoroute 30 or A-30]); some 15 companies (along with those under construction) form a cluster of structures of varying heights, yet with the same characteristics: chimneys, metal buildings, hydroelectric power lines, specialized equipment installations, parking and loading docks for customers or employees, sheds, piping and ducting, rail lines, reservoirs.

In the immediate context of the Bécancour Battery Material Plant site, mainly between businesses and street edges, there are green zones of various compositions such as woodlands, tree alignments and vegetated surfaces. This allows the industrial landscape to partially blend into the overall context of the region, partially camouflaging the industrial activities.

According to the geotechnical survey of the Bécancour region by the Ministère des Ressources Naturelles (Maranda, 1977), the main geomorphological units of the industrial site consist of two glacial till units (Bécancour and Gentilly), clays from the Champlain Sea, sands from the highlands and rock. In general, the rock is altered in the first metres, thereby increasing its permeability.

Environmental characterization and geotechnical work carried out on the target project site led to the following observations:

■	NMG’s Bécancour Battery Material Plant Site is vacant and covered with vegetation (fallow land, shrubs, trees, etc.). An industrial building currently occupies the lot located southeast of the Bécancour Battery Material Plant Site.

■	The results of the geodetic ground elevation survey at geotechnical drilling locations (WSP, 2020) on NMG’s lot indicate that the general topography in the northern portion of the site (illustrated in an approximate way in blue on Figure 5-1 is relatively flat and contains elevations varying between 7.27 m and 7.84 m. The southwestern section of the site (illustrated in an approximate way in red on Figure 5-1) is slightly elevated with respect to the other section. It contains elevations varying between 8.13 m and 8.97 m at the drilling sites.

■	Ditches crossing the site from north to south are present along the Bécancour Blvd. They were filled with water at the time.

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A drilling campaign performed in December 2024 has confirmed these observations and will provide data for the imminent detailed engineering phase.

Surface water drainage occurs by infiltration into the soil and by runoff into the perimeter ditches of the Bécancour Battery Material Plant lot, and then toward the St. Lawrence River.

It should be noted that the primary function of the drainage ditches and watercourses located in the SPIPB is to drain the industrial land and roads bordering them. All rainwater that falls on the industrial land is discharged into this drainage network, with some industries equipped with sedimentation basins to settle any particles that may have been carried by the rain. Maintenance of these ditches and watercourses is carried out by the SPIPB and usually takes place in the dry season, when water levels are low (SNC-Lavalin, 2015).

Figure 5-1: General Geodesic results on NMG’s Bécancour Battery Material Plant site

(Source: WSP, 2020)

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5.2.3.	Climate

Climate data for the Bécancour Property is based on the St. Narcisse meteorological station (climatological ID: 7017585) from Environment Canada (2022). The station is located approximately 18 km from the site. This meteorological station collected data between 1981 and 2010.

The daily average temperatures available for the Bécancour region indicate that the lowest winter temperature is -12.7 °C and the highest summer temperature is 19.5 °C with extremes ranging from -18.1 °C in winter to +25.6 °C in summer. July is the warmest month and January the coldest.

The annual mean total precipitation is 1,063.1 mm (885.1 mm as rain and 178 cm as snow). Annually, there are, on average, 53.6 rainy days (≥ 5 mm) and 11.8 days of snow (≥ 5 cm) in the region of Bécancour. Overall, there is no snow cover from May to October.

The Bécancour Battery Material Plant Project has been designed with climate change in mind. Climate does not pose a threat, nor a limitation to the Bécancour Battery Material Plant Project.

5.2.4.	Local Resources and Infrastructure

Born from the Government of Quebec's desire to create an industrial park on the banks of the St. Lawrence in the 1960s, the 7,000-hectare park is thus managed by a government corporation, the SPIPB. The park is home to several heavy industries and has recently been identified as a strategic location for industries in line with the government's strategy for the development of Quebec's battery industry. Details of the Industrial Park and the Port of Bécancour, including a business directory, can be found on the SPIPB web site.

The site is strategically located and offers access to all necessary infrastructure and services as shown in Figure 5-2, including:

■	Access to a 120-kV electrical line, part of Hydro-Québec’s existing distribution network, running along the northern border to the property;

■	Access to a natural gas pipeline along the eastern border of the property;

■	Direct potable and industrial water access along multiple sides of the property;

■	Easy rail, port and road access for both importing raw materials and exporting final products throughout North America and Europe.

■	Easy access to workers and accommodations from nearby large population centres, such as the city of Trois-Rivières (population 139,164, Statistics Canada Census, 2021), located about 28 km by road, as well as access to smaller towns, such as the town of Bécancour (13,561, Statistics Canada Census, 2021) located at about 5 km, and the town of Gentilly (1,634, Statistics Canada Census, 2021) located at about 9 km.

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Figure 5-2: Existing SPIPB infrastructure and NMG’s Bécancour Battery Material Plant property outlined in red

(Source: Allaire et al., 2022)

The closest health services are located in the town of Gentilly at the Centre multiservices de santé et de services sociaux Bécancour (about 8 km), at the Centre hospitalier affilié universitaire régional de Trois-Rivières (CHAUR) in the town of Trois-Rivières (about 27 km), and in the town of Nicolet at the Centre multiservices de santé et de services sociaux Christ-Roi (about 30 km).

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6.	History

The Tony Block is located in an area that has mostly been ignored in terms of its mineral potential. No mention of work in the Tony Block by other mineral exploration companies has been found in the literature. At a more regional scale, the SIGEOM mineral occurrence database indicates a few mineralized showings in the general area, including an old mica mine and closed quartz (silica) quarries (Figure 6-1). The Ministère de l’Énergie et Ressources naturelles (“MERN”, now MRNF) and the Geological Survey of Canada (“GSC”) completed geological mapping in the area in the 1960s (Figure 6-2). The provincial government also carried out a recent lake bottom sediment sampling campaign (Solgadi, F., 2018; DP 2018-03) and surficial sediment formation mapping (Figure 6-3, (Hardy et al., 2018; MB 2018-43). Additional information on these surveys is available in Section 6.1 and 7.2.7.

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550000
600000
Figure 6.1
Regional Geology, Tony Block, Lanaudière Administrative Region, Québec
Significant Mineral Occurence According to the MERN (SIGEOM)
Tony Claim Block Boundaries
1:50,000 NTS Sheet Coverage
Kilometers
0 5 10 20
Projection: UTM NAD 83 Z18 Scale 1:500K NTS: 31I, 31J
Created by: Antoine Cloutier P. Geo, March 15, 2022
Regional Geology (1:2M scale)
From SIGEOM, DV 2012-06
Migmatite
Paragneiss
Gabbro
Gneiss (charnokitic, mix)
Marble (Calc-silicate)
Anorthosite
Granitoid (orthopyroxene)
Gneiss, Tonalitic
Basalt
Granitoid
Orthogneiss
Syenite (alcaline intrusion)
Superior
Churchill
Grenville
Map Area
Québec City
Montréal
31P04
31P03
5200000
Maisonneuve
Mica Mine (closed)
Cu/Ni Occurence
31J15
31J16
31I13
31I14
31J10
31J09
031I12
031I11
Mica Occurence
Les Mines de Silice Supérieure Ltée.
Silica Mine (Closed)
Cu/Ni Occurence
NMG Graphite Occurence
(West Zone)
Town of
Saint-Michel-Des-Saints
Garnet Occurence
NMG Graphite Occurence
(Sout-East and South-West Zones)
Silica Occurence
Fe/Ti Occurence
5150000
031I05
031I06
31J07
31J08
Graphite Occurence
Cu/Ni Occurence
Cu Occurence
Cu/Ni Occurence
Rare Earth Occurence
Unimine
Silica Mine (closed)
Fe/Ti Occurence
NMG
NOUVEAU MONDE GRAPHITE
550000
600000

Figure 6-1: Tony Block regional geology

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Figure 6.2
Local Scale Geology,Tony Block
Main Mineralized Zone Identified from 2014 to 2019
Tony Claim Block Boundaries
Kilometers
0 1 2 4
Projection: UTM NAD 83 Z18
Scale 1:100K NTS:31I/12, 31J/09
Created by: Antoine Cloutier P. Geo, March 15, 2022
1:50K Geology (from SIGEOM)
I2F-I2K Monzonite, Monzosyenite
M4 Paragneiss
I2P-I2J Jutonite, Diorite
I3P-I3J Leuconorite, Norite
M14-M13 Calc-Silicate, Marble
M1 Charnokitic Gneiss
M6-M1 Granitic Gneiss, Leucogranitic Gneiss
M6 Granitic Augen Gneiss
M7-M1 Granulite, Charnokitic Gneiss
M16 Amphibolite
Superior
Churchill
Grenville
Tony Claim Block
Quebec City
Montreal
West Zone
North Zone
North-East Zone
Far West Zone
East Zone
South-East Zone
South-West Zone
575000
580000
585000
5180000
5175000
5170000
5165000
5160000
NOUVEAU MONDE GRAPHITE

Figure 6-2: Tony Block local geology

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Figure 6.3
Regional Scale Surficial Deposits
Current LOM Pit Envelope Footprint
Tony Claim Block Boundaries
Main Mineralized Zone
Kilometers
0 1 2 4
Projection: UTM NAD 83 Z18
Scale 1:100K NTS:31I/12, 31J/09
Created by: Antoine Cloutier P. Geo, August 30, 2024
From SIGEOM, MB 2018-43
R (Bedrock, undifferentiated)
T (Glacial sediment, till, undifferentiated)
Go (Glaciofluvial sediment, subaerial outwash)
Gx (Glaciofluvial sediment, ice-proximal)
GxT (Glaciofluvial sediment, frontal moraine)
LGb (Glaciolacustrine sediment, coastal and pre-coastal)
LGd (Glaciolacustrine sediment, deltaic and prodeltaic)
A (Alluvial deposit or alluvium, undifferentiated)
L (Lacustrine sediment, undifferentiated)
O (Organic sediment, undifferentiated)
Town of
Saint-Michel-des-Saints
North Zone
West Zone
North-East Zone
Far West Zone
East Zone
South-East Zone
South-West Zone
Possible esker
575000
580000
585000
5180000
5175000
5170000
5165000
5160000
NOUVEAU MONDE GRAPHITE

Figure 6-3: Tony Block regional surficial geology

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6.1	Regional Government Surveys

The historical information used for the preparation of this section was obtained from the SIGEOM and EXAMINE systems, both managed by the Ministère des Resources naturelles et des Forêts (“MRNF”)[1], and from Natural Resources Canada (“NRCAN”)[2]. The only relevant historical work performed on the Tony Block, other than that done by NMG and 3457265 Canada Inc., consists of geological mapping by both the provincial and federal government as well as a recent lake bottom sediment sampling campaign. The MERN lake bottom geochemical survey was carried out in 2012, mostly over the Grenville geological Province. A report summarizing the results was published on March 1, 2018 (Solgadi, F., 2018; DP 2018-03). The report focuses on the following elements: As, Cu, La, Li, Ni, Pb, Y, and Zn. Out of the 5,779 samples collected during the survey, six are located on the Tony Claim Block. One of these samples returned Li values within the top 1%. The MERN report MB 2018-43 (Hardy et al., 2018) suggests that the surficial material over the Mining Property is composed of a mix of bedrock, glacial till, glaciofluvial sediment with minor alluvial and glaciolacustrine sediments (Figure 6-3).

Table 6-1 provides details of historical geoscientific reports concerning the Tony Block.

Table 6-1: Historical geoscientific reports concerning the Tony Block

Report ID	Year of Publication	Type of Report and Comments
RP 552[1]	1966	Geological mapping at the 1:63,360 scale of the Saint-Michel-des-Saints region (western part) as well as the Joliette, Berthier and the Maskinongé County
*108485[2]	1966	Geological mapping at the 1:253,440 scale of the Mont Laurier and Kempt Lake Map Areas (NTS sheet 31J and 31O)
CGSIGEOM31I1	2010	Geological map compilation at the 1:50,000 scale covering NTS sheet 31I
CGSIGEOM31J1	2010	Geological map compilation at the 1:50,000 scale covering NTS sheet 31J
DP 2018-03[1]	2018	Lake bottom geochemical survey covering the southern portion of the Grenville Province
MB 2018-43[1]	2018	Surficial sediment formation mapping covering NTS map sheets 31I04, 31I05, 31I06, 31I11, 31I12, 31I13, 31J09 and 31J16

6.2	Mineral Exploration Work

No mention of work in the Tony Block by mineral exploration companies, other than NMG, has been found in the literature.

1 Available on the following website: http://sigeom.mines.gouv.qc.ca/signet/classes/I1102_indexAccueil?l=a

2 Available on the following website: http://geoscan.nrcan.gc.ca/starweb/geoscan/servlet.starweb?path=geoscan/geoscan_e.web

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7.	Geological Setting and Mineralization

7.1	Regional Geology

The Tony Block is located in the southwestern portion of the Grenville geological Province. The Grenville Province is composed of imbricated terranes, or large crustal blocks, each one dipping eastward below successively younger ones due to the pushing and adding of new terranes during distinct phases of orogenic activity. These terranes, or fault-bounded crustal blocks, are exposed over a 300 km to 500 km wide belt that extends from southwestern Ontario and northern New York State to Labrador (Figure 7-1). Rivers et al. (1989) divided the Grenville into the Autochthonous, Parautochthonous and Allochthonous tectonic belts. Intense ductile deformation occurred during the Grenvillian orogenic cycle (1160-970 Ma; Rivers et al., 1989). During this cycle, the different terranes were thrust up and over each other (Figure 7-2).

Figure 7-1: Tectonic subdivisions of the Grenville Province

(modified from Carr et al., 2000 and according to Rivers et al., 1989)

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Figure 7-2: Grenville orogeny thrusting

From http://www2.ggl.ulaval.ca/personnel/bourque/intro.pt/planete_terre.html
[modified from Hocq et al., 1994 (MM 94-01)]

The Mining Property is more specifically located within the Morin Terrane (“MT”), part of the deformed and transported Allochthonous monocyclic belt of the Grenville geological Province (Figure 7-1 and Figure 7-3). It should be noted that the Allochthonous monocyclic belt present in the western part of the Grenville Province has long been referred to as the Central Metasedimentary Belt (“CMB”). The CMB overlaps several regions in Québec, Ontario and northern New York State. It is composed of lithologies belonging to the Grenville Supergroup (marble, metasediments, metavolcanics, quartzite, etc.) metamorphosed from the Greenschist Facies through the Amphibolite Facies to the Granulite Facies, depending upon the region.

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The volcano-sedimentary Morin Terrane is bounded to the west by the Mont-Laurier Terrane (“MLT”), which is also part of the Allochthonous monocyclic belt. Both terranes are separated by a large inverse fault known as the Labelle-Kinonge Shear Zone (“LKTZ”) (Figure 7-4 and Figure 7-5). The MT is mostly metamorphosed at the Granulite Facies, while the MLT displays mostly Amphibolite Facies metamorphism (Hocq et al, 1994, MM-94-01). The MT straddles the Mékinac-Taureau Domaine, part of the Allochthonous polycyclic belt. This domain bounds the MT to the east (Figure 7-5). A normal fault separates the MT and the Paleozoic sedimentary rocks to the south. The northern boundary of the MT is still imprecise and has not yet been properly mapped.

Figure 7-3: Principal divisions of the Grenville Province and location of the Tony Block

(modified from Davidson et al.,1998)

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Figure 7-4: Cross-section of the Grenville Province centered over the Morin Terrane

[modified from Hocq et al., 1994 (MM 94-01]

Figure 7-5: Terranes adjacent to the Tony Block

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The MT is centered over a large anorthosite body dated at about 1,160 Ma. It is also composed of paragneiss, amphibolite and orthogneiss cut by charnockite intrusions associated with the Grenville Orogeny. The region displays numerous deformation events made evident by the polyphased foliation observed locally within the paragneiss sequences (Marcil, GM 60206). According to calcite-graphite thermometry work performed by Peck, W.H. et al. (2005), marbles within the MT yield metamorphic temperatures of 755 ± 38 °C. Peck, W.H. et al. concludes that the peak metamorphic conditions and cooling paths in the MT are similar to the 1.07 Ga Ottawan orogeny.

The regional geology, as characterized by the geological map compilation at a 1: 2,000,000 scale in the MRNF EXAMINE document DV 2012-06, is illustrated in Figure 6-1. More detailed geological maps, based on work from Wynn-Edwards (1966) and Schryver, K. (1966, RP 552), are also available in the literature, and are illustrated in Figure 6-2. It is important to note that the lithological data available from SIGEOM and EXAMINE has not been mapped at a property scale and that, due to the complexity of the Grenville geology, other lithologies may be present on the Tony Block, and lithological boundaries are approximate.

The MRNF database suggests that a large portion of the Tony Block, especially the eastern section, is composed of paragneiss. This was confirmed during prospecting activities in 2014 and 2015. A few large slivers of amphibolite units were mapped in the central part of the property, and a charnockitic gneiss unit wraps around the northwestern and southeastern portion of the main mineralized zones. The late 2013 and early 2015 geophysical airborne surveys suggest a large circular conductor located in the central part of the Tony Block, as well as weaker conductors scattered within the Mining Property (Figure 9-2). The main circular conductor, which has proven to display graphite mineralization, was the focus of ground exploration work by NMG since 2014.

7.2	Property Geology

The majority of the lithologies present on the Tony Block are the typical metasedimentary rocks, which were assigned to being part of the “Grenville Series” of Logan (1863). The term Grenville Series was redefined as the “Grenville Supergroup” by Wynne-Edwards (1972). The principal lithologies diagnostic of the Grenville Supergroup are; aluminous paragneisses (garnet, sillimanite, biotite, graphite), marble (crystalline limestone), quartzite, amphibolite, and related rocks. All these lithologies occupy a large area in Québec, Ontario, and northern New York State, which is referred to as the Central Metasedimentary Belt; Mont-Laurier Basin; Monocyclic Belt, etc. Thus, the Tony Block lies within this CMB (Figure 7-1). The following paragraphs summarize the various lithologies encountered during work performed by NMG on the Tony Block.

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7.2.1	Paragneisses – Migmatites – Mobilizate

The aluminous paragneiss, is the most abundant rock type encountered in the area and is also host to the graphite mineralization observed on the Tony Claim Block. These paragneisses are derived from the metamorphism and deformation of the original pelitic sedimentary rocks that took place during the Grenville Orogeny. Paragneisses are visually identified by the alternating centimetre to decimetre scale light to dark banding as well as their mineral assemblages. The leucocratic minerals comprising the paragneisses located on the Tony Claim Block are mostly quartz, plagioclase and potassic feldspar (orthoclase, microcline). The most common mafic mineral found in the paragneisses is biotite. The other common minerals observed in the paragneisses are graphite, garnet, sillimanite, cordierite, sulphides (pyrrhotite, pyrite), pyroxenes, muscovite and magnetite. The accessory minerals observed in thin sections include apatite, zircon and monazite.

The paragneisses enriched in graphite usually contain a comparable but lower amount of disseminated sulphides (pyrrhotite and, to a lesser extent, pyrite) as provided by comparing the analysis results of graphitic carbon and sulphur content, which returns approximately a 1 to 0.75 ratio. The surficial alteration of the sulphides imparts a rusty colouration commonly observed in the paragneiss outcrops. Garnet-rich paragneisses in the area usually contain less than 1% graphite. They are also more leucocratic in appearance and only display slight surface alteration in outcrops.

Petrographic studies have helped to determine the chronology of the development and growth of the different minerals observed in the paragneisses of the Tony Block:

■	Biotite and graphite show intimate growths;

■	Sillimanite may contain inclusions of both biotite and graphite;

■	Cordierite may contain inclusions of biotite, graphite and sillimanite;

■	Garnet may contain inclusions of sillimanite, biotite, and/or graphite.

The mineralogical assemblage observed in these paragneisses, and particularly the development of sillimanite, indicates that these rocks were subjected to a very high grade of metamorphism of the upper amphibolite facies. In addition, the textural and structural relationships of the minerals present indicate that these rocks are the product of very strong syntectonic deformation. This is made further evident by the strong foliation and tectonic banding shown by the preferred orientation of the biotite, graphite, sillimanite, elongate quartz lenses and ribbons present in the rock.

During such a high-grade of metamorphism, the paragneisses start to undergo partial melting (anatexis) to different degrees, resulting in the formation of migmatites. The migmatites, in which the product of partial melting and segregation is present in the form of lit-par-lit layers and bands parallel to the foliation in the paragneiss, are designated as metatexites.

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During anatexis, the migration and subsequent crystallization of a melt within the source rock produces in-source leucosomes, also called mobilizate. This material is leucocratic, generally white to very pale pink in colour, and granitic in composition. It can form centimetre to metric-size units. The presence of garnet in the mobilizate distinguishes it from common granite and/or pegmatite intrusions.

7.2.2	Marble and Calc-Silicate Rocks

The calc-silicate rocks, containing a larger proportion of carbonate minerals, accompanied by a smaller proportion of calc-silicate minerals, in fact represent somewhat impure crystalline limestone (marble) in the CMB. The recrystallization of carbonate minerals and the development of calc-silicate minerals took place during the deformation and metamorphism event of the Grenville Orogeny.

The presence of calc-silicate units with thickness ranging from centimetre to metric scale was observed and recorded during drill core logging. Some of these units are also useful as key horizons that can be correlated in different drill holes, especially for the South Zones. These units can be identified by an effervescent reaction to diluted hydrochloric acid (“HCl”). They are usually pale in color with green specks, or light green with white specks, and display a gradational contact into paragneiss units.

The calc-silicate rocks are generally medium- to coarse-grained where the granoblastic carbonate minerals predominate. In addition, there is common development of diopside and scapolite, in large and small grains, well distributed in the rock. The rock may contain very minor grains of sphene observed in thin sections. In some cases, the presence of tourmaline, blue-green in colour, has also been noted. Due to the lack of thick intercepts in drilling in the West Zone, and thus limited volume, this lithology was not modelled in the deposit but rather made part of a broader unit referred to as mixed paragneiss.

7.2.3	Metagabbro

Thin units of metagabbro were also observed during drill core logging. Some of these units can be correlated in the drill holes but most are too erratic to trace. Metagabbros represent small mafic intrusions, from decametric to metric thicknesses, in the form of either sills or dykes that have been transposed parallel to the general structure of the surrounding metasedimentary rocks. They are visually identified by their dark green color and mineral assemblage. They also offer a sharp contact which is usually biotite rich.

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Metagabbros represent a deformed and metamorphosed gabbro, which has undergone a large degree of recrystallization but still preserved some primary textures, and primary mineral assemblages. The primary preserved minerals include large plagioclase grains that commonly show good zoning, and large clinopyroxene and orthopyroxene grains.

The effects of deformation and accompanying recrystallization are smaller broken and recrystallized plagioclase, clinopyroxene, orthopyroxene grains, development of large and small reddish biotite flakes showing good, preferred orientation. This rock can also contain large and small garnet porphyroblasts. The accessory minerals observed in thin sections include apatite, magnetite, sulphide and zircon.

7.2.4	Charnockite

Several large and small outcrops of charnockite were observed in the central part of the Tony Block and drill hole intersections are noted mostly in the northwest area of the West Zone. The rock varies in grain size from coarse-grained to medium-grained. The rock generally shows a foliation, which in some outcrops is very intense and even mylonitic.

The distinguishing feature of this granitic rock is a good greenish to pink colour in fresh surfaces, and a brownish colour on weathered surfaces, which is very characteristic of the charnockite group rocks.

7.2.5	Graphite

It is quite common to observe the presence of flakes of graphite disseminated in the marbles and rusty biotite paragneisses of the Grenville Supergroup in the CMB, in Québec and in Ontario. These two rock types are considered favourable for the large economic concentrations of graphite.

The observations of the graphite bearing biotite paragneisses, in the field, in drill core, and in thin sections, clearly indicate that the graphite flakes and the associated biotite flakes are strongly lepidoblastic and define the strong foliation. In thin-section, biotite and graphite show an intimate relationship, indicating that their development took place quite early, followed by the development of sillimanite and garnet, respectively. The presence of sillimanite in the paragneisses, and the common evidence of partial melting of the paragneisses indicate that the development and growth of graphite and all the associated minerals is syntectonic, and under the metamorphic conditions which are equivalent to the upper amphibolite facies.

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7.2.6	West Zone Geological Model

A simplified 3D geological model of the West mineralized zone was created by SGS Geological Services Inc. (Blainville, Québec) using the exploration drill core logs. The model is composed of five main lithologies, some of which are themselves composed of sub-lithologies. To create this geological model, lithologies traced over multiple sections and displaying thicknesses of at least 5 m were used. The main lithologies are as follows:

■	Graphitic Paragneiss:

-	This unit is comprised of mineralized paragneiss derived from the bloc model created to define the current Mineral Resources.

■	Mixed Paragneiss:

-	This unit, as the name suggests, is composed of various poorly mineralized paragneiss layers and related sub-lithologies such as garnet-rich paragneiss, quartzite, mobilizate and calc-silicates, which are intermixed and observed in thicknesses varying from centimetre to metre scale. Although the variation of individual sub-lithologies prevents tracing them individually throughout multiple sections, a grouping of these lithologies seem to be coherent within the Mineral Resource pit shell.

■	Charnockite:

-	This easily identifiable unit is mostly present in the northeast and northwest part of the Mineral Resource pit shell.

■	Biotite Paragneiss:

-	This unit is differentiated from the biotite rich paragneiss layers observed in the Mixed Paragneiss unit by the lack of sulphide minerals. It can be mapped throughout a few drill holes and over a few drill sections.

■	Metagabbro:

-	This unit is differentiated from the other units by its intrusive origins, particular dark green colour and gabbroic texture.

A three-dimension representation of the geological model, including the Mineral Reserve pit shell is illustrated in Figure 7-6 and estimated tonnage in the Mineral Reserve pit shell per main lithology is available in Table 7-1.

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Table 7-1: Main lithological units within the Mineral Reserve pit shell

Simplified Lithologies	Density	Volume (Mm3)(1)	Tonnes (Mt)(1)
Graphitic Paragneiss (mostly ore)	2.76	22.3	61.5
Mixed Paragneiss	2.85	15.1	43.2
Charnockite	2.67	2.9	7.7
Biotite-Rich Paragneiss	2.75	2.0	5.5
Meta-Gabbro	2.99	0.0	0.1
Overburden	2.10	7.4	15.5

(1) Volume and tonnage within the Mineral Reserve pit shell.

Figure 7-6: Simplified geological model of the West Zone and proposed open pit

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7.2.7	Surficial Geology

Surficial mapping of the area by photointerpretation was performed by the MRNF and described in report MB 2018-43 (Hardy et al., 2018). The mineralized zones, including the West Zone deposit, as well as areas targeted for the mining infrastructure, are for the most part covered by a glacial till veneer. The till is a heterogeneous mix composed mainly of sand and silt with particle size varying from clay to boulders. Field observations and drilling suggest that the overburden thickness varies mostly from 0 to 15 m, with an average of approximately 8 m. Overburden depth thickens heading north of the deposit and is rarely more than 5 m thick in the industrial platform area. The maximum till thickness was obtained in drill hole TO-16-94, located in the northern part of the West Zone deposit, intercepting bedrock at a vertical depth of 42 m. Unmapped but observed glaciofluvial sediment is present on the southern end of the West Zone. This is further made evident by the identification of an esker that is visible on LiDAR imagery, and can be followed sporadically over approximately 600 m.

7.3	Mineralization

7.3.1	Regional Mineralization

The Grenville geological province is well known for its extensive anorthosite intrusive quarried for dimensional stone, its industrial minerals, and its iron and titanium deposits. The province also includes numerous Ni-Cu, Mo, Zn-Pb, Zn-Cu-Ag, REE and U-Th deposits, as illustrated in Figure 7-7. More information concerning the mineral deposits and mineralization found in the Grenville Province can be obtained from Avramtchev and Piché, 1981 (DPV 809), as well as in Avramtchev and LeBel-Drolet, 1981 (DVP 744). The Grenville Province is also host to the only presently active crystalline flake graphite mine in North America, the Lac-Des-Îles mine, owned by Northern Graphite Corporation. It is located near the community of Lac-Des-Îles, Province of Québec (Figure 7-7).

The more immediate area outside of the Mining Property includes a few mineralized occurrences (Figure 6-1). Some, like mica and garnet, may not be of much interest now, but at one time, extensive effort was devoted to finding and extracting these minerals. Molybdenite, rare earth elements, uranium-thorium minerals, base metals and other minerals have been sought in the general area in the past and remain the subject of limited interest here.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Figure 7-7: Geology and major mineral deposits of the Grenville Province

Modified from Corriveau et al., 2007

7.3.2	Tony Block Graphite Mineralization

Crystalline flake graphite mineralization was first discovered on the Tony Block in mid-2014. Prospecting work, performed as a follow-up to the late 2013 airborne survey (Dubé, 2014, GM 69067), resulted in the collection of nine grab samples that returned values in excess of 5% C(g) (Cloutier, 2015, GM 69069). Subsequent to this discovery, a short ground Time Domain Electromagnetic (“TDEM”) survey was conducted over four areas where the 2013 airborne survey displayed strong conductors. Trenching was then performed in each of these areas, resulting in the discovery of graphitic paragneiss horizons displaying thicknesses of over 20 m. The best intersections were provided by trenches TO-14-TR-2 and TO-14-TR-4, which returned 5.7% C(g) over 22 m and 5.1% C(g) over 25.8 m, respectively.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Thrilled by these results, NMG proceeded with another TDEM airborne survey in early 2015, thus completing coverage of the main conductors in the area. Drilling programs were then devised to test the significant conductors, now totalling over 12 km in strike length and separated into seven zones: Far-West, West, North, North-East, East, South-East, and South-West (Figure 9-2).

The drilling and trenching of all the mineralized zones located on the Tony Block, including the West Zone, revealed that the mineralized graphitic paragneiss units vary from a few centimetres to tens of metres in thickness. Overall, a stacking of these beds, or horizons, has shown to provide fairly homogeneous and continuous mineralization. The foliation, or gneissosity, of graphitic paragneiss horizons seems to be dipping mostly outwards from the main circular conductive anomaly seen in Figure 9-2 with the exception of the West Zone, whose mineralized horizons dip at about 60 to 70 degrees towards the South-East (or the interior of the anomaly) at the northern extremity and incrementally dips steeper going south where it becomes sub-vertical and finally dips at about 60 degrees towards the west at the southern extremity. Overall, the dip of the other mineralized horizons varies from 30 degrees to sub vertical. The main graphitic horizons pinch and swell from 4 m to around 80 m in width along strike, and drilling suggests that they are mostly open at depths greater than 250 m from surface. The thickness and extent of the mineralization found to date on the Tony Block is illustrated and further discussed in Chapter 10 of this report.

The graphitic horizons are interbedded with garnet paragneiss units displaying low graphite content and ranging from a few centimetres to tens of metres in width. Both the graphitic and the garnet paragneiss horizons can contain very little to high percentages of leucocratic mobilizate, thought to be the product of partial melting. The paragneiss is given the name of metatexite when the mobilizate layers of varying thickness are common and are distributed in a lit-par-lit manner parallel to the foliation. These units are usually sub-parallel to the main foliation and often border the mineralized zones. All mineralized zones, except for the West Zone, are limited by unmineralized to poorly mineralized paragneiss and sometimes metatexite. The Mineralization of the West Zone is usually bounded to the west by metatexite or charnockite and to the east by unmineralized paragneiss and further outside of the mineralization (usually less than 100 m), by charnockite.

The crystalline graphite flakes are mostly aligned parallel to the main foliation, and they are disseminated fairly homogeneously within the mineralized horizons. Graphite mineralization often coincides with the presence of sulphides, mainly pyrrhotite.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

8.	Deposit Types

Crystalline flake graphite mineralization has been the focus of exploration by NMG on its Mining Property. No other type of mineralization with economic potential has been observed.

The deposit type described in this section is used as an indication of what could be found on the Tony Block, which contains similar geological environments and settings. The reader should also note that resources of this type of deposit may not reflect the mineralization and/or results that might occur on the Tony Block.

8.1	Crystalline Flake Graphite Deposit Type

Crystalline flake graphite deposits are usually sedimentary in origin. They occur when carbon-rich organic material, accumulated during sedimentation, is transformed into graphitic carbon crystals, or flakes, during metamorphism. This process is due to the burial of the sediments, which are eventually subject to high heat and pressure in the Earth’s crust. Crystalline graphite deposits are commonly stratabound and hosted by porphyroblastic and granoblastic paragneiss, or pelitic gneiss, marbles, and quartzites (Harben and Kuzvart, 1996). Alumina-rich paragneiss and marble units in upper amphibolite or granulite grade metamorphic terranes are the most favourable host rocks. When present, flake graphite usually occurs in thin, centimeter to metre wide bands. In favourable conditions, wider coalescing bands in fold crests can provide sufficient volume needed for an economic deposit.

Economically significant deposits are several metres to tens of metres thick and hundreds of metres in strike length. The economic quantifiers in flake graphite deposits are mostly graphite flake size, quantity and purity. According to Simandl, G.J. and Kenan, W.M. (1997), “Grade and tonnage of producing mines and developed prospects varies substantially. The median grade and size is 9.0% C(g) and 2.4 M tonnes respectively (Bliss and Sutphin, 1992). Depending on market conditions, large deposits containing high proportions of coarse flakes, which can be easily liberated, may be economic with grades as low as 4%”.

The Lac-des-Îles mine, owned by Northern Graphite Corporation and located near the town of Lac-des-Îles, Québec, is the only presently active crystalline flake graphite producer in Québec and is an archetypal example of this type of deposit. This deposit is located some 125 km to the WSW of the Tony Block. Focus Graphite’s Lac Knife deposit and NMG’s Lac Guéret deposit (Uatnan Project), both located in Northern Québec, as well as Northern Graphite’s Bissett Creek deposit in Ontario, are three other known significant crystalline graphite flake deposits found in eastern Canada and within the Grenville geological Province (Figure 7-7).

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

8.2	Exploration Methods

Graphite is a very conductive mineral and electromagnetic detection methods can therefore be successfully used to explore for high-grade crystalline flake graphite deposits. Such methods include TDEM, Frequency Domain Electromagnetic (“FDEM”), Induced Polarization (“IP”), self-potential and other types of Electromagnetic (“EM”) surveys.

In a report detailing the 2012-2013 exploration work on the Matawinie Property (Cloutier, 2015, GM 68856), Cloutier proposes the following exploration steps for crystalline flake graphite exploration in Canada:

■	Identification of an area with known organic-bearing metasediments in amphibolite to granulite terrane;

■	Conducting of a regional airborne TDEM survey at a 1 km spacing to discriminate large-scale conductive targets. These can then be flown in more detail at a 100-m spacing to provide better resolution of significant targets;

■	Ground follow-up of targets can be performed using a portable conductor detector such as the Beep Mat from GDD Instrumentations (according to the manufacturer, it can detect conductive material at a maximum depth of 3 m, although field tests indicate a useful scanning depth of 1 m for graphite exploration). Visual observation is also very effective; graphite is easily identifiable by its silver metallic sheen, softness and dark-grey to black streak. The goal of the follow-up is to identify mineralization with values in excess of 5% C(g) with a potential for being over 5 m thick and hundreds of metres long;

■	Mineralization showing potential economic grade and volume should be sampled and processed to test its crystalline flake size distribution and carbon purity. Trenching could be performed to confirm the potential size of the mineralization. Trench location can be optimized by using a portable ground TDEM system such as the PhiSpy, which detects conductors to a depth of 10 m to 15 m in real time.

Subject to favourable metallurgical results, and potential for adequate volume, further assessment of a showing can be performed by additional ground EM surveying, trenching and ultimately, core drilling.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

9.	Exploration

Exploration work on the Tony Block was first initiated by 3457265 Canada Inc., in late 2013, when a detailed airborne geophysical survey was performed in the area. The 2013 survey was executed following positive results from a regional survey by 3457265 Canada Inc. that covered over 2,100 km2 pursuant to the instructions provided by NMG's technical staff. Subsequent work was then conducted by NMG and includes ground follow-up prospecting, ground geophysics, trenching, scoping level metallurgical testing and core drilling.

Section 9.1 summarizes the reports pertaining to the historical work mentioned above and Section 9.2 summarizes the main exploration methods and protocols used by NMG during its exploration programs.

9.1	Exploration History

A list of reports describing the relevant exploration work performed by NMG on the Tony Block is presented in Table 9-1. The exploration reports are listed in chronological order, starting with the earliest reports. In addition to the reports available on the EXAMINE system, a technical report detailing a Preliminary Economic Assessment concerning the Tony Block, prepared by Norda Stelo, (Pierre H., Terreault et al., 2016) and completed in accordance with National Instrument (“NI”) 43-101 guidelines, was published on SEDAR+ ((https://www.sedarplus.ca/landingpage/) on August 5, 2016. Also, reports entitled “NI 43-101 Technical Pre-feasibility Study Report for the Matawinie Graphite Project” (MC-DRA, 2017), “NI 43-101 Updated Technical Pre-feasibility Study Report for the Matawinie Graphite Project” (MC-DRA, 2018), and NI 43-101 Technical Feasibility Study Report for the Matawinie Graphite Project (MC-DRA, 2018a), were published on December 8, 2017, August 10, 2018, and December 10, 2018 respectively. The Environmental and Social Impact Assessment of the Mining Property was published on April 15, 2019 on the MELCC (now MELCCFP) website. The latest technical report prepared in accordance with NI 43-101 guidelines is entitled “The Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects (Allaire et al., 2022). It was published on August 10, 2022 and is also available on SEDAR+ under NMG’s name.

Table 9-1: Previous exploration reports for work performed on the Tony Block

Report	Type of Report and Comments
GM 69067(1)	Late 2013 Heliported Magnetic and TDEM surveys totalling 1,006 line-km over four blocks composing the Matawinie graphite Property. The survey covers part of the Tony Claim Block.
GM 69069(1)	2014 Prospecting and trenching on the Matawinie Property by NMG.
GM 69560(1)	2015 Heliported Magnetic and TDEM surveys on the southern and western part of the Tony Block totalling 299 line-km.
GM 69561(1)	2014-2015 Ground TDEM PhiSpy Surveys on the Tony Block totalling 100.6 line-km.
SEDAR+(2)	2016 Technical Report detailing the Mineral Resource Estimate of the South-East and South-West zones on the Tony Block.
GM 69562(1) & SEDAR+(2)	2016 Technical Report detailing the updated Mineral Resource Estimate of the South-East, South-West and West zones on the Tony Block.
GM 71033	2016 Trenching and Channel Sampling Campaign on the Matawinie Graphite Property.
SEDAR+(2)	2016 Preliminary Economic Assessment Report detailing the Mineral Resource Estimate of the West Zone.
GM 71031(1) & SEDAR+(2)	2017 Pre-Feasibility Report concerning an open pit mining operation on the Matawinie Graphite Property.
SEDAR+(2)	2018 Updated Pre-Feasibility Report concerning an open pit mining operation on the Matawinie Graphite Property.
GM 71818(1) & SEDAR+(2)	2018 Feasibility Report concerning an open pit mining operation on the Matawinie Graphite Property.
GM 71819(1) & MELCC(3)	2019 Environmental and Social Impact Assessment (ESIA) of the Matawinie Graphite Project.
GM 73896(1) & SEDAR+(2)	2022 Feasibility Report integrating an open pit mining operation on the Matawinie Mining Property as well as and the Bécancour battery anode material manufacturing plant. The report available on the SIGEOM website contains additional details regarding drilling. These details were added in the addendums of the report.

(1)	Available on the following website: http://sigeom.mines.gouv.qc.ca/signet/classes/I1102_indexAccueil?l=a
(2)	Currently available on SEDAR+
(3)	All documents pertaining to the ESIA, including public hearings, are available on the government website: https://www.ree.environnement.gouv.qc.ca/projet.asp?no_dossier=3211-16-019

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

9.2	Exploration Methodology and Results

NMG’s field programs on the Tony Block focused on graphite exploration consisting of:

■	Airborne TDEM surveys (2013 and 2015);

■	Ground prospecting of conductive targets identified by the airborne surveys (2014-2015);

■	Ground geophysical surveying using a portable TDEM system (2014-2017);

■	Trenching and channel sampling of the main conductors (2014 to 2016);

■	Drilling of the main mineralized zones (2015-2021) (further discussed in Chapter 10);

■	Metallurgical testing on surface and drill core samples (further discussed in Chapter 13).

An overview of the significant 2013 to 2022 exploration results are summarized in Figure 9-1 except for the metallurgical test results, which are discussed in Chapter 13.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

578000
579000
580000
581000
582000
583000
5166000
5165000
5164000
5163000
5162000
West Zone
North Zone
North-East Zone
Far-West Zone
East Zone
South-East Zone
South-West Zone
Map area
N
TO-14-TR-4
5.1% Cg / 25.8 m
TO-14-TR-1
4.3% Cg / 46 m
TO-16-TR-11
Best results:
4.41% Cg / 40 m
3.49% Cg / 12 m
Mineralization open to the West.
TO-14-TR-2
5.7% Cg / 22 m
West Zone Deposit / Matawinie Mine Mineral Reserves
Proven & Probable : 61.7 Mt @ 4.23 % Cg (2.6 Mt Cg)
Cut-off grade: 2.20% Cg
Open pit waste to ore strip ratio of 1.16 : 1
Life Of Mine (LOM): 25 Years
TO-14/16-TR-3
Best results:
4.06% Cg / 36 m
4.84% Cg / 40 m
4.83% Cg / 42 m
Lac Aux Pierres
TO-15-TR-7
Best results:
4.00% Cg / 26 m
TO-15-TR-9
Best results:
3.09% Cg / 26 m
TO-15-TR-8
Best results:
4.47% Cg / 38 m
Mineralization open to the West.
TO-16-TR-10
Best results:
5.41% Cg / 38 m
3.86% Cg / 38 m
Mineral Resource Estimate:
Measured: 28.5 Mt @ 4.28 % Cg (1.22 Mt Cg)
Indicated: 101.8 Mt @ 4.26% Cg (4.33 Mt Cg)
Inferred: 23.0 Mt @ 4.28% Cg (0.98 Mt Cg)
Cut-Off Grade: 1.78% Cg
Mineral Resource Estimate for the South Zones:
Indicated: 26.3 Mt @ 3.73 % Cg
Inferred: 19.2 Mt @ 3.67 % Cg
Cut-Off Grade = 2.5 % Cg
TO-15-TR-6
Best results:
3.74% Cg / 62 m
4.47% Cg / 48.5 m
3.47% / 44.5 m
TO-15-TR-5
Best results:
3.91 % Cg / 94 m
5.18 % Cg / 8 m
2015-2021 Exploration & Infill Drilling
2014-2016 Trench
2014-2015 Significant Grab Sample (> 5 % Cg)
Conductive Area Interpreted From PhiSpy Surveys
Pit Constrained Mineral Resource Footprint
Mineral Reserve Pit Envelope Footprint
Main Mineralized Zone
Mineral Resource Pit Shell Footprint
Tony Claim Block Boundaries
2013 & 2015 Airborne TDEM Field Response
High : 500
Low : 20
0
0.5
1
2
Kilometers
Projection: UTM NAD 83 Z18 Scale 1:25,000 NTS: 31I/12
Created by: Antoine Cloutier P. Geo, July 6, 2022
NOUVEAU MONDE GRAPHITE

Figure 9.1
2013-2022 Significant Exploration Results

Figure 9-1: Significant 2013-2022 exploration results

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

9.2.1	Airborne Geophysical Surveying

Graphitic mineralization is conductive whether it is in amorphous or crystalline form. This physical property enables the detection of graphite using remote electromagnetic surveying methods. Its detection is enhanced by proper connectivity between grains and quantity or volume of graphite present. The regional survey performed by 3457265 Canada Inc. in 2013 aimed to detect graphite mineralization in the area and used a time domain electromagnetic sensor to do so.

A heliborne regional geophysical survey was first completed in the area, under the guidance of NMG consultants. This survey, covering 2,100 km2, was flown by Prospectair Inc. (based in Gatineau, Québec) using 1 km line spacing and detected large conductors, including part of the main circular conductor present over the Tony Claim Block. Two detailed heliborne surveys were then performed, one in late 2013 and a second in early 2015, to provide better accuracy and to delineate the extent of the conductors (Figure 9-2).

These detailed surveys were flown at 100-m spacing and delivered targets for ground follow-up prospecting. A magnetometer was also used during the heliborne TDEM surveys to provide additional geophysical measurements. Results indicated that the circular conductive anomaly also demonstrated a positive magnetic contrast compared to the regional average. Samples from future groundwork (prospecting, trenching and drilling), established that the graphite mineralization is associated with a sufficient amount of magnetic pyrrhotite to provide positive magnetic anomalies. It is important to note that due to the interference caused by the presence of high voltage power lines in the middle of the Tony Claim Block, the airborne TDEM surveys did not cover that area.

9.2.2	Prospecting

The 2014 and 2015 prospecting programs targeted strong conductors identified earlier by the airborne TDEM surveys. Outcrops in the conductive areas were visually inspected and sampled where graphite mineralization was observed. The use of a Beep Mat, a portable device capable of detecting conductors to depth of up 1 m, was instrumental during prospecting to scan for soil-covered shallow conductors. Generally, a grab sample, about 1 kg to 3 kg in size, was collected if the outcrop displayed above-background conductivity using the Beep Mat (readings usually over 100 in the high frequency (“HFR”) channel). Most conductors identified using the Beep Mat were covered by a thin till veneer (< 1 m) that had to be cleared manually using a hand shovel.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Figure 9.2
2013 & 2015 Airborne
TDEM Survey Results
2013 & 2015 Airborne TDEM Survey Footprint
Main Mineralized Zone
Tony Claim Block Boundaries
N
2013 & 2015 Airborne TDEM Field Response (nT/s)
High : 500
Low : 20
0
0.5
1
2
Kilometers
Projection: UTM NAD 83 Z18 Scale 1:60K NTS: 31I/12 31J/09
Created by: Antoine Cloutier P. Geo, March 15, 2022
2013 Survey
North Zone
West Zone
North-East Zone
Far-West Zone
East Zone
South-East Zone
South-West Zone
2015 Survey
2015 Survey
NOUVEAU MONDE GRAPHITE
574000
576000
578000
580000
582000
584000
5172000
5170000
5168000
5166000
5164000
5162000
5160000
5158000

Figure 9-2: 2013 and 2015 Airborne TDEM survey results

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Significant grab sample results are defined as those greater than 5% C(g). The collection of 19 samples grading above 5% C(g) confirmed the potential for the 12 linear kilometres of continuous TDEM anomalies, displaying a circular geometry surrounding Lac aux Pierres, to host sizeable mineralization. Significant grab sample locations from the 2014 and 2015 prospecting programs are illustrated in Figure 9-1.

Grab samples were initially described in the field. Information such as rock type, mineralization and coordinates (UTM) were recorded. Samples were hand cleaned using stream water and placed in individual plastic bags. These were bundled and sent in 20 L plastic pails by courier to the ALS Minerals facilities in Val-d’Or, Québec, for processing, weighing, crushing and pulverizing. The resulting powders were then sent to ALS Minerals’ North Vancouver facilities for analysis. Analytical packages were chosen to test for graphite (C(g), package C-IR18), total carbon (C(t), package C-IR07) and sulphur (S, package S-IR08).

No quality control samples were inserted by NMG during the course of these prospecting programs. Additional information on the analytical packages is available on the ALS Minerals website: https://www.alsglobal.com/en/geochemistry.

9.2.3	PhiSpy Surveying

From 2014 to 2019, ground PhiSpy TDEM surveys were carried out by Dynamic Discovery Geoscience Inc., based in Ottawa, Ontario. These surveys, now totalling about 183 line-kilometres, were mostly performed perpendicular to the main circular airborne anomaly following encouraging grab sample results. Surveys used a grid of cut lines covering the main airborne anomaly with spacing varying from 25 m to 100 m to enable remote mapping of the mineralization (Figure 9-3). The survey results were used to plan for trenching and diamond drilling operations. The PhiSpy apparatus, carried by a two-man team, has demonstrated a capacity to detect conductors to a depth of approximately 10 m to 15 m. The lack of conductors identified by the PhiSpy over the northern portion of the West Zone is explained by the presence of thick overburden (> 15 m).

9.2.4	Trenching and Channel Sampling Program

The ground TDEM surveys delineated wide conductive areas over each of the targeted mineralized zones. A trenching program was initiated on the widest part of the conductive areas identified over these zones. As a result, four trenches were excavated in 2014, five in 2015 and three in 2016. Antoine Cloutier, P.Geo., supervised all trenching and channel sampling operations to date on the Tony Block. Trenches were oriented roughly perpendicular to the foliation of the paragneiss units and mineralized horizons when possible. Table 9-2 displays trench coordinates, as well as other useful information regarding the trenching programs.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

577000
578000
579000
580000
581000
582000
583000
5166000
5165000
5164000
5163000
5162000
West Zone
North Zone
North-East Zone
Far-West Zone
East Zone
South-East Zone
South-West Zone
N
Figure 9.3
2014 to 2019 PhiSpy Survey Results
Conductive Area Interpreted From PhiSpy Surveys
Main Mineralized Zone
Tony Claim Block Boundaries
PhiSpy TDEM Field Response (mV)
High : 5
Low : 1
0
0.5
1
2
Kilometers
Projection: UTM NAD 83 Z18 Scale 1:25,000 NTS: 31I/12
Created by: Antoine Cloutier P. Geo, March 15, 2022
NOUVEAU MONDE GRAPHITE

Figure 9-3: 2014-2019 PhiSpy survey results

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Table 9-2: Trench location and relevant information

	Mineralized (1)	Grid	Trench Start (2)		Trench End (2)		GPS (2)	Measured	Azimuth	Total
Trench ID	Zone	Line	Easting	Northing	Easting	Northing	Length (m)	Length (m)	(deg)	Samples
TO-14-TR-1	North	N/A	580673	5165671	580704	5165642	42.40	48.00	133	23
TO-14-TR-2	Far-West	N/A	577856	5164670	577871	5164656	20.50	22.00	133	11
TO-14/16-TR-3	West	W+0875	578903	5164603	578757	5164665	158.70	158.55	293	77
TO-14-TR-4	North	N-1000	580525	5165764	580524	5165739	25.0	25.80	182	14
TO-15-TR-5	South-West	S-1500	581558	5162903	581640	5162733	189.00	193.00	154	73
TO-15-TR-6	South-East	S-2800	582813	5163230	582740	5163424	207.00	198.00	339	84
TO-15-TR-7	North-East	N-2700	581857	5164711	581910	5164765	76.00	77.00	45	35
TO-15-TR-8	East	E-2200	582981	5164250	583041	5164284	69.00	68.00	60	33
TO-15-TR-9	East	E-2200	583071	5164297	583126	5164327	63.00	62.00	61	31
TO-16-TR-10	West	W+0025	578631	5163800	578496	5163800	135.15	138.00	270	69
TO-16-TR-11	West	W+0700	578822	5164466	578711	5164511	119.30	120.00	292	61

(1)	The West Zone is the main subject of this report as it contains the only Mineral Reserves identified as the report effective date on the property.
(2)	Trench coordinates and length was measured using a Garmin GPS model 76 CSX providing about 5 m of precision with the exception of trenches completed in 2016, which were professionally surveyed and have a precision of 0.05 m.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

A summary of significant channel sample results is available in Table 9-3, and trench locations are illustrated in Figure 9-1.

Table 9-3: Significant 2014 to 2016 trench channel sample results

Trench ID	Mineralized Zone(1)	From (m)	To (m)	Grade [% C(g)](2)
TO-14-TR-1	North	0	46	46 m @ 4.32% C(g)
TO-14-TR-2	Far-West	0	22	22 m @ 5.72% C(g)
TO-14/16-TR-3	West	14	50	36 m @ 4.06% C(g)
		63	103	40 m @ 4.84% C(g)
		111	153	42 m @ 4.83% C(g)
TO-14-TR-4	North	0	25.8	25.8 m @ 5.11% C(g)
TO-15-TR-5	South-West	61	155	94 m @ 3.91% C(g)
		185	193	8 m @ 5.18% C(g)
TO-15-TR-6	South-East	0	62	62 m @ 3.74% C(g)
		69.5	118	48.5 m @ 4.47% C(g)
		147.5	192	44.5 m @ 3.47% C(g)
TO-15-TR-7	North-East	30	56	26 m @ 4.00% C(g)
TO-15-TR-8	East	0	38	38 m @ 4.47% C(g)
TO-15-TR-9	East	20	46	26 m @ 3.09% C(g)
TO-16-TR-10	West	6	42	36 m @ 3.86% C(g)
		90	128	38 m @ 5.41% C(g)
TO-16-TR-11	West	16	28	12 m @ 3.49% C(g)
		80	120	40 m @ 4.41% C(g)

(1)	The West Zone is the main subject of this report as it contains the only Mineral Reserves identified as the report effective date on the property.
(2)	Interval length does not represent true width. All analyses were performed by ALS Minerals Laboratories and delivered as C(g), internal analytical code C-IR18.

Trench locations were mostly chosen based on the results of ground PhiSpy surveys. In 2014, the trenching program aimed at sampling only mineralized material along the trenches to determine the potential of the mineralization while in 2015 and 2016, channel sampling usually started 2 m or 4 m [one to two sample lengths] outside the visible mineralized area and were collected in a continuous manner as to prevent any sample bias. In some instances, large boulders, the accumulation of water and prohibitive depth prevented the excavation and/or sampling of portions of the planned trenches.

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In 2016, trench TO-14/16-TR-03 was extended to the east and to the west to properly expose the conductive area. Mineralization remains open to the East side of trench TO-14/16-TR-3, on the northern side of trench TO-14-TR-4, the south side of trench TO-15-TR-5, on the south side of trench TO-15-TR-6 on the west side of trench TO-15-TR-8 and on the west side of trench TO-16-TR-11.

Trenching was carried out using small 2- to 8-tonne excavators. Trenches were mostly positioned over cut lines used for the ground TDEM surveys. Trenches were approximately 1.5 m in width and varied from 0 m to 4 m in depth.

A hand shovel and gas-powered broom were used to clean the outcrop once excavation was completed. Sample lengths were marked and cut perpendicularly to the trench alongside a 30-m long measuring tape. Aluminum tags, numbered according to the samples, were placed in cut marks, usually at the beginning of every sample.

Channel samples were cut with a gas-powered rock saw; most samples were approximately 2 m in length, 4 cm in width and 10 cm in depth, and weighed between 10 kg and 20 kg. Once cut, the channel samples were chiselled out and placed in individual plastic bags. Bags were identified with a sample number and a numbered tag was also inserted into the bag. Trench positions were measured using a handheld Garmin GPSMAP 76CSX unit providing an accuracy of about 5 m. The error inherent to the GPS could explain the difference compared to the trench lengths obtained with a measuring tape, shown in Table 9-2. The latter can also be inaccurate, especially in uneven terrain. All Individual West Zone trench sample start and end points were surveyed by precision GPS by Corriveau J. L. & Assoc. Inc, Val-d’Or, Québec. This was necessary as these sample results were to be used for the preparation of the updated Mineral Resource Estimate concerning the West Zone deposit.

Channel samples were thoroughly cleaned using a pressure washer. The top weathered crust, usually about 1 cm thick, was removed to the extent possible using a rock hammer. Samples were then bagged using their original sample number. Samples were placed in locked storage facilities. When enough samples were ready for shipping, they were placed in large containers on a flatbed trailer and sent directly to the ALS Minerals’ facilities in Val-d’Or, Québec, for processing, weighing, crushing, and pulverizing. The resulting powders were then sent to ALS Minerals’ North Vancouver facilities for analysis.

In 2014 and 2016, all samples were analyzed for their graphite, total carbon and sulphur content using the C-IR18, C-IR07 and S-IR08 ALS analytical packages. In 2015, all samples underwent the C-IR18 package and one in every five sample was also tested using package S-IR08. Information on the analytical packages is available in Chapter 11 and on the ALS Minerals website (https://www.alsglobal.com/en/geochemistry).

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The protocols concerning the insertion of quality control samples in 2014 included the insertion of one duplicate sample per trench. In 2015 and 2016, depending on the terrain and ease of sampling, duplicates were collected at roughly every sample number ending in even tens, while a blank sample was added at every odd tens. In 2016, one graphite standard was inserted per trench at every sample ending in “50”. The blank material used for quality control purposes was the same as the one used during the drilling program. No bias was introduced during the trenching and channel sampling operations and all quality control samples inserted within the channel sample stream returned within acceptable limits.

One notable field observation is that graphitic mineralization tends to give the water used during the cutting operation a silver sheen. Silver coloured pools and residue in the trenches should not be mistaken for a chemical or oil/fuel spill, as they are rather caused by graphite particles in suspension from the channelling work. The silver residue washes away after a few days of rain.

Trenches completed in 2014 and 2015 were all backfilled with only a few shallow windows left uncovered for posterity. The deeper portions of the 2016 samples were backfilled and trench flanks were graded to a 3-to-1 ratio (horizontal to vertical lengths) when applicable to prevent injuries to curious land users and wandering wildlife.

Figure 9-4: Trench TO-16-TR-11, looking to the east

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10.	Drilling

NMG initiated an extensive exploration drilling program in 2015 following repeated discoveries of high-grade graphite showings coincident with multi-kilometric conductive anomalies on the Tony Block. Exploration and delineation drilling campaigns were carried out every year from 2015 to 2019. Core drilling on the Mining Property confirmed the presence of significant flake graphite mineralization that led to the identification of two Mineral Resources, one located on the South-East/South-West mineralized zones and another on the West mineralized Zone. The latter was upgraded to provide Mineral Reserves in 2017 (MC-DRA, 2017) and the current Mineral Reserves (Allaire et al., 2022) and is the main subject of this report. Unless otherwise noted, Chapter 10 applies to exploration and definition core drilling.

Table 10-1 lists sampled exploration and definition drill hole information per mineralized zone.

Table 10-1: Tony Block exploration drilling summary

	Total		Number of Samples and Type of Analysis(3)
Mineralized Zone	Sampled Drill Holes	Metres Drilled	C-IR18	C-IR07	S-IR08	ME- MS41	AU- AA23	OA- GRA08	OA-GR A08b
West(1)	149	26,203.74	8,274	6,876	7,146	828	23	1,870	97
West 2023(2)	35	2,805.57	597	597	597	79	0	79	0
Far-West	4	880.40	247	246	246	15	0	45	0
South-West	22	2,616.60	938	15	205	15	15	0	28
South-East	9	1,551.99	598	8	106	7	8	0	28
East	4	641.70	209	3	49	3	3	0	0
North-East	2	210.28	34	1	9	1	1	0	7
North	6	911.99	212	6	33	6	6	0	0
Total	196	33,016.70	10,512	7,155	7,794	875	56	1,915	160

(1)	Samples included on this line were used for the Resource Estimate of the West Zone presented in this report.
(2)	Samples included on this line were analyzed in 2023 and have not been used for any Resource or Reserve Estimate. They originated from core drilling other than for exploration or delineation purposes such as pit-slope studies and hydrogeological studies.
(3)	All analyses were performed by ALS Minerals Laboratories. See below for a description of each type of analytical package. QA/QC samples not included.

-	C-IR18 [Graphitic carbon or “C(g)” by LECO®].
-	S-IR08 (Sulphur or "S" by LECO®).
-	ME-MS41 (Multi-Element analysis of 51 elements by Aqua Regia extraction followed by Mass Spectroscopy).
-	AU-AA23 (Gold "Au" analysis by fire assay followed by atomic absorption).
-	OA-GRA08 (specific gravity by measuring the weight of a core sample in air and in water).
-	OA-GRA08b (specific gravity by measuring the weight of a displaced solvent by adding 3 g of a powdered sample).

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In 2015, drilling and core sampling operations were supervised by Yvan Bussières, P.Eng., assisted by Bernard-Olivier Martel, P.Geo. From 2016, the drilling and sampling programs were solely supervised by Bernard-Olivier Martel, P.Geo. All sampled drill hole locations are illustrated in Figure 10-1 to Figure 10-3.

Oriented drilling on the West Zone Deposit was performed in 2017, 2019 and 2021. The work was carried out to provide pit-slope parameters of the proposed open pit. All oriented drilling was logged by Bernard-Olivier Martel, although geomechanics data and related samples were collected by Journeaux (Journeaux, 2017)), F8 Roc et Falaise (Friedlin, 2021), and SRK Consulting inc. (SRK, 2021). The results of the data acquired for pit-slope parameters are detailed in Chapter 16. Only three oriented drill holes, TO-17-117, TO-17-119, and TO-17-120, were analyzed and used for the Mineral Resource Estimate, as it was decided at the time to preserve the core integrity for possible follow-up test work. This changed at the end of 2022 when a decision was made to sample all mineralized cores in the West Zone area, including from oriented drilling. The subsequent results, obtained in 2023, have not yet been integrated to produce an updated Mineral Resource Estimate.

It is important to note that other types of drilling were also carried out by NMG for various reasons, such as geotechnical drilling for infrastructure stability and groundwater environmental chemistry follow-up. Most of these only penetrated a few metres of unmineralized bedrock and thus were not systematically sampled. However, the information collected was used to refine the geological model of the deposit. Mineralized interceptions from this drilling were also sent for analysis in late 2022, but as with the oriented core assay results, they have yet to be integrated to an updated Resource Estimate. A preliminary assessment of the 2023 core sample results does not suggest any significant changes from either the current geological model or the Mineral Resource Estimate. The 2023 results support the present models and continuity of the West Zone deposit.

The locations of the drill holes that were either not sampled, or samples were not used for the current Resource Estimate are illustrated in Figure 10-4.

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10.1	Drilling Program Overview

Sections 10.1 to 10.3 summarizes the exploratory and delineation core drilling that have been sampled and assayed to provide grade, tonnage, and geometry of a possible deposit.

The drilling programs were initiated based on positive results of the 2014 and subsequent exploration work as well as the detailed airborne TDEM and Magnetic (“Mag”) surveys performed in the area. The initial planning of the first drilling program consisted of one hole per section at 100 m spacing over the most favourable targets. Within the first few drill holes, NMG intercepted graphitic horizons many tens of metres thick indicating potential to delineate good tonnage. The follow-up drilling on the most promising targets was planned at 50 m to 80 m spacing between holes on the same section. Due to the good continuity displayed by the graphitic horizons, illustrated by the ground TDEM surveys at 25 m line spacing, drilling on sections spaced at 100 m was considered adequate to delineate the graphite resources. Infill drilling on 50 m spaced sections was initiated in 2019 on the southern part of the West Zone deposit to provide Measured Mineral Resources as well as to better define this area, which is more geologically complex.

Exploration and delineation drilling locations from 2015 to 2019 for the West and Far-West zones is illustrated on Figure 10-1, drilling on the South-East and South-West zones is illustrated on Figure 10-2, and drilling locations on the North, North-East and East zones is illustrated on Figure 10-3.

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Figure 10.1
2014-2019 Channel Sampling, Exploration and Delineation Drilling, West & Far-West Zones
2015-2019 Core Drilling Used for Current Ressource Estimate
Far-West Zone Exploration Drilling
2014-2016 Channel Sampling
Current LOM Pit Envelope Footprint
Mineral Resource Pit Shell Footprint
Cut Line (Phispy survey & DDH Section)
Tony Claim Block Boundaries
2013 & 2015 Airborne TDEM Field Response (nT/s)
High : 500
Low : 20
0 0.2 0.4 0.8
Kilometres
Projection: UTM NAD 83 Z18 Scale 1:12,000 NTS: 31I/12
Created by: Antoine Cloutier P. Geo, August 30, 2024
West Zone Deposit / Matawinie Mine Mineral Reserves
Proven & Probable : 61.7 Mt @ 4.23 % Cg (2.6 Mt Cg)
Cut-off grade: 2.20% Cg
Open pit waste to ore strip ratio of 1.16 : 1
Life Of Mine (LOM): 25 Years
Mineral Resource Estimate:
Measured: 28.5 Mt @ 4.28 % Cg (1.22 Mt Cg)
Indicated: 101.8 Mt @ 4.26% Cg (4.33 Mt Cg)
Inferred: 23.0 Mt @ 4.28% Cg (0.98 Mt Cg)
Cut-Off Grade: 1.78% Cg
TO-14-TR-2 Trench Start
TO-14/16-TR-3 Trench Start
TO-16-TR-11 Trench Start
TO-16-TR-10 Trench Start
Claim staking prohibited
Hydro-Quebec powerline corridor
Map Area
NOUVEAU MONDE GRAPHITE
577500
578000
578500
579000
579500
5165500
5165000
5164500
5164000
5163500
5163000

Figure 10-1: 2015-2019 Channel sampling and delineation drilling programs, West Zone

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Figure 10.2
2015 Trenching and Drilling Program
South-East and South-West Zones
2015 Drill Hole Collar
2015 Drill Hole Trace
2015 Trench Trace
Mineral Resource Estimate Model Footprint (plan view)
Main Mineralized Zones
Cut line (Phispy survey & DDH Section)
2015 Airborne TDEM Field Response (nT/s)
High : 500
Low : 20
0
0.125
0.25
0.5
Kilometers
Projection: UTM NAD 83 Z18   Scale 1:8,000   NTS: 31I/12
Created by: Antoine Cloutier P. Geo, Jan. 20, 2016
Approved by: Yvan Bussières, P. Eng., Jan. 26, 2016
Mineral Resource Estimate for the South Zones:
Indicated: 26.3 Mt @ 3.73 % Cg
Inferred: 19.2 Mt @ 3.67 % Cg
Cut-Off Grade of 2.5 % Cg
Map Area
TO-15-TR-5
Trench Start
TO-15-TR-6
Trench Start
South-East Zone
South-West Zone
NOUVEAU MONDE GRAPHITE

Figure 10-2: 2015 Trenching and drilling program, South-East and South-West zones

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North Zone
TO-14-TR-4
Trench Start
TO-14-TR-1
Trench Start
TO-15-51
TO-15-52
TO-15-50
TO-15-49
TO-15-47
TO-15-48
North-East Zone
TO-15-34
TO-15-35
TO-15-TR-7
Trench Start
East Zone
TO-15-TR-9
Trench Start
TO-15-TR-8
Trench Start
TO-15-45
TO-15-44
TO-15-08
TO-15-46
South-East
Zone
Map Area
Figure 10.3
2014-2015 Trenching and 2015 Drilling Program
North, North-East & East Zones
2015 Completed Drill Hole
2015 Drill Hole Trace
2014-2015 Trench Trace
Cut Line (Phispy survey & DDH Section)
Main Mineralized Zone
Tony Claim Block Boundaries
2013 & 2015 Airborne TDEM Field Response (nT/s)
High : 500
Low : 20
0 0.25 0.5 1
Kilometres
Projection: UTM NAD 83 Z18 Scale 1:15,000 NTS: 31I/12
Created by: Antoine Cloutier P. Geo, July 9, 2018
580000
580500
581000
581500
582000
582500
583000
583500
5166000
5165500
5165000
5164500
5164000
5163500

Figure 10-3: 2014-2015 Trenching and 2015 drilling program, North, North-East, and East zones

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Figure 10.4
West Zone Drilling and Trenching
Other Then For Mineral Resource Estimate Use
2017-2021 Oriented Drilling for Pit-Slope Stability Studies*
2017-2021 Well Drilling (hydrogeology studies)
2017-2023 Other Core Drilling (geotechnical, soil caracterization etc.)
2021 Televiewer Program for Pit-Slope Stability Studies*
DDH Analyzed in 2023 (not used in the Current Ressource Estimate)
2019 Trenching (geomechanics)
Cut Line (Phispy survey & DDH Section)
Current LOM Open Pit Envelope Footprint
Tony Claim Block Boundaries
*Drill holes TO-17-117, TO-17-119, TO-17-120 and DDH subject to televiewer probing were sampled. Their assays were used in the Current Mineral Resource.
Kilometres
0
0.25
0.5
1
Projection: UTM NAD 83 Z18 Scale 1:15,000 NTS: 31I/12
Created by: Antoine Cloutier P. Geo, August 30, 2024
578000
579000
580000
5166000
5165000
5164000
5163000
N
PO-DL-21-02
PO-DL-21-01
HG-17-01
PO-23-01R
TO-17-MT-09
TO-17-MT-08
GT-17-01
TO-17-126
GT-17-13
TO-17-MT-07
GT-17-03
GT-17-02
TO-17-123
PO-23-04R
TO-17-MT-06
GT-17-04
GT-17-05
TO-17-MT-10
TO-17-124
TO-17-MT-N
TO-17-MT-05
HG-17-03
HG-17-02
PO-10A-19
PO-23-02R
GT-22-01
GT-22-03
GT-17-19
HG-17-09
GT-17-06
TO-17-122
HG-21-02
GT-21-05
GT-22-02
TO-17-125
TO-16-88
PO-23-03R
TO-19-214
GT-17-07
GT-17-14
TO-17-121
HG-21-03
TO-15-68
PO-04-19
TR-19-E-1
TO-19-159
PO-PAR-21-03
TO-17-120
TO-19-158
PO-12-19
GT-17-10
F-03-19
PO-05-19
HG-17-05
TO-15-65
F-01-19
TO-17-PO-R-NE
HG-17-04
GT-17-09
PO-13-19
TO-17-PO-R-NW
TR-19-E-2
TO-19-201
F-06-19
PO-02-19
GT-22-16
TO-17-MT-12
TO-19-209
GT-22-17
PO-07A-19
PO-PAR-21-02
TO-17-MT-03
GT-17-17
TO-19-156
GT-22-18
TO-17-MT-11
PO-08-19
TO-19-157
TO-17-PO-R-S
TO-15-38
GT-21-04
F-11-19
GT-22-06
PO-F-21-02
PO-23-05R
TO-17-MT-02
TO-21-226
HG-17-06
TO-17-MT-01
TO-17-119
GT-21-03
GT-17-08
TO-15-53
PO-F-21-01
GT-22-05
TO-17-118
TO-19-211
GT-22-04
Lac Aux Pierres
TR-19-A-1
TR-19-A-2
GT-17-15
TO-21-225
TO-16-77
HG-21-01
PO-23-06R
TO-19-174
TR-19-C-1
GT-17-18
TO-19-178
TR-19-C-2
TO-17-117
TO-19-176
HG-17-07
HG-17-08
TO-21-224
TO-19-177
PO-14A-19
GT-17-11
TO-19-195
TR-19-A-3
TO-21-220
HG-21-04
TO-21-216
GT-17-12
PP-01-19
TO-16-97
TO-19-190
PO-15-19
TO-21-218
GT-17-16
TO-19-180
TO-21-223
TO-19-168
TO-19-167
TO-16-115
W-0200
TR-19-D-1
TO-21-222
TO-21-219
TO-21-221
TO-21-217
TO-19-169
TO-19-181
PO-09A-19
TO-21-215
TR-19-D-2
W-0400
TO-19-170
TR-19-D-3
TO-19-145
TO-19-193
PO-16A-19
W-0600
PO-17A-19
HG-21-05
GT-22-08
GT-21-01
GT-21-02
GT-22-07
GT-22-09
PO-18A-19
GT-21-06
W+2200
W+2000
W+1800
W+1600
W+1400
W+1200
W+1000
W+0800
W+0600
W+0400
W+0200
W+0000
Claim staking prohibited
Hydro-Quebec powerline corridor
Map Area
NOUVEAU MONDE GRAPHITE

Figure 10-4: Drilling and trenching programs other than for Resource Estimate use, West Zone

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10.2	Drilling Protocols and Procedures

NMG applied the following drilling operation procedures for the exploration and delineation drilling on the Mining Project.

10.2.1	Drill Hole Location

Drill hole location was based on the following:

■	The ground TDEM survey (PhiSpy) results, which mapped the potential location of graphitic horizons under an overburden thickness of less than 15 m. Drill holes were collared at approximately 10 m to 30 m behind the interpreted contact to enable the sampling of non-mineralized rock before intersecting the graphitic horizon as well as to provide information at depth;

■	The geological information available;

■	The trench and channel sample results;

■	The interpretation of the geology of the drill hole section;

■	Maximization of the graphitic horizon to be intercepted by the drilling;

■	Minimization of the number of metres drilled to properly define the mineralized horizons.

Drill sites were located using a handheld GPS and oriented using a handheld compass or a gyro rig alignment tool with north seeking technology (https://sptab.com/gyro-rigaligner/). In 2015, drilling used mostly BTW size tubing providing a core diameter of 42 mm although some drilling over the West Zone used NQ size tubing providing a core diameter of 47.6 mm. All drilling starting from 2016 used NQ size tubing except for holes TO-16-79, TO-16-81, TO-16-83, and TO-16-99 which used BQ size tubing. Drilling aimed at identifying the extent of mineralization to a depth of at least 200 m from the surface for the West Zone and to a depth of at least 100 m from surface for the other mineralized zones.

10.2.2	Drilling Supervision

During drilling operations:

■	The geologist visited the drill rig at least once per hole to verify its correct position and designation number;

■	The drill operator collected deviation readings varying from 3 m intervals to one reading every 30 m with a maximum interval between readings of 50 m down drill holes using magnetic or gyroscopic survey instruments such as the REFLEX EZ-Trac™ and SPT’s (Stockholm Precision Tools) GyroMaster™/Core Retriever™;

■	The drill operator carried the full core boxes at the designated secure site, protected by a locked gate and video surveillance at the end of each shift. These sites were located at 480 rue des Aulnaie, Saint-Michel-des-Saints for the 2015 to 2018 years, and at 600 de la Forex, Saint-Michel-des-Saints, in 2019;

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■	Before completing the drill hole, the geologist determined whether the target has been reached, and if not, the geologist requested that drilling continued.

Once the drill hole was completed:

■	The casing was left in place for surveying purposes;

■	In 2015, a wooden log was inserted in the casing and a flag was attached to the log. An aluminum tag identified with the number, azimuth, dip and length of the hole was attached to the flag. From 2016, metal or tagged aluminum caps and flags identifying the hole number were screwed on the casings.

■	Casing locations were professionally surveyed with a precision of 0.05 m. Surveyors Gilles Dupont, based in Repentigny (Québec), Corriveau J. L. & Assoc. Inc of, Val-d’Or (Québec) and Martin Larocque, based in Laval (Québec), performed surveys at various times on the Tony Block to properly locate the top centre of each casing. The casing dip reading was noted by a geologist or technician. This information was added to Geotic Log, a drill database management software.

10.2.3	Core Handling

Upon reception of the core boxes:

■	A technician verified the continuity of the core depth markers in the core box;

■	A technician measured and noted the core depth at the end of each core box;

■	The technician stapled an aluminum tag on each core box on which the hole number, box number and core depth measurement were identified;

■	The technician noted the magnetic susceptibility and conductivity readings provided by an MPP probe (sold by Instrumentation GDD Inc.) at every 0.5 m along the drill core during the 2015 and 2016 drilling campaigns. These readings have been useful for identifying the graphitic horizons. These are more magnetic than the barren or weakly mineralized units since they correlate with magnetic pyrrhotite and magnetite;

■	The geologist logged (described) the drill core;

■	The technician took a picture of the core boxes once the description and samples were marked to show the sample intervals marked by the tags.

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10.2.4	Core Sampling

The drill core sample was split into two core quarters and one core half using a rock saw. One of the quarter-core was then bagged and sent for analysis, and the remaining quarter as well as the remaining half was kept as a reference and for possible metallurgical testing. Figure 11-1 shows that a quarter of the drill core is enough to be considered representative of the graphitic mineralization.

10.2.5	Sample Quality Assurance and Quality Control Measures

NMG established an extensive quality assurance and quality control (“QA/QC”) protocol to ensure the accuracy of assays. The protocol consisted of inserting field duplicates, blanks and graphite standards. The QA/QC protocol is detailed under Chapter 11.

10.3	Drilling Results

The excellent core recovery (mostly 100%), consistent quality control sample results and visual observation of the graphite mineralization confirms the accuracy and reliability of core sample results from the drilling performed on the Tony Block to date.

10.3.1	Drilling Results for the West Zone Deposit

Exploration and delineation drilling in the West Zone (or the “West Deposit”), used for the Current Mineral Resource Estimate consists of 149 holes totalling 26,203.74 m.

Mineralization was intercepted 476 times by drilling in the West Zone resulting in the interpretation of an envelope of 100 m to about 150 m thick from which 23 graphitic horizons, or volumes (17 groups of mineralized intervals), were interpreted. These horizons can be followed, sometimes sporadically, over 3 km. An additional feature of the West Zone is that some of the horizons separate and coalesce to form wider mineralized horizons. The longest intersection along drill core returned a graphite content of 4.76% C(g) over 109.9 m, although this intersection is considered as being down-dip. Table 10-2 summarizes the 17 groups of mineralized intervals provided by drilling in the West Zone as well as the longest mineralized drill intercepts. Chapter 14 details the mineralized horizons, referred to as mineralized volumes, interpreted from the drill core and trench channel sample assay results.

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Table 10-2: Longest West Zone drilling intercepts per grouped mineralized volumes

Mineralized Volume	Longest Mineralized Core Interval (1)	Section	Drill Hole
W0	44.40 m @ 5.96% C(g)	W+1700	TO-16-101
W0A	29.90 m @ 4.12% C(g)	W-0150	TO-19-180
W1A	50.67 m @ 3.63% C(g)	W+1200	TO-15-59
W1B	109.90 m @ 4.76% C(g)	W-0200	TO-16-98
W1C	40.00 m @ 5.69% C(g)	W+1900	TO-16-103
W1D	90.00 m @ 3.67% C(g)	W-0400	TO-19-145
W1E	43.50 m @ 4.25% C(g)	W-0200	TO-16-98
W2	40.45 m @ 4.86% C(g)	W+1700	TO-16-101
W2A	23.00 m @ 4.76% C(g)	W+0600	TO-16-112
W3_1	54.90 m @4.61% C(g)	W+0200	TO-19-198
W3_2	12.00 m @ 3.75% C(g)	W+2000	TO-16-104
W3B	19.00 m @ 4.14% C(g)	W+0800	TO-15-38
W4	105.10 m @ 3.39% C(g)	W-0300	TO-19-163
W4_2	10.00 m @ 2.38% C(g)	W+2000	TO-16-104
W5	3.80 m @ 4.06% C(g)	W+2100	TO-16-105
W6	14.00 m @ 4.74% C(g)	W-0300	TO-18-127
W7	36.20 m @ 4.31% C(g)	W-0300	TO-18-132

(1) Core interval does not represent true width.

The mineralized horizons of the West Zone dip around 70° ± 10° towards the southeast at the northern portion of the West Zone and remains fairly stable heading south to section W+0500. From section W+0400 to section W+0100, the mineralized horizons dips gradually steeper and seem to become sub vertical at section W+0100. The dip of the mineralized horizons also rotates towards the west-southwest when heading south along strike following the large circular conductive anomaly. Continuing south, the dipping trend seems to continue and dipping shifts to the west at a steep angle at around section W-0200 and gradually shallows to 45 degrees southwest at the southern end of the West mineralized zone. Mineralization on the West Zone is open to the north to the south and at depth.

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Figure 10-5: West Zone drill hole section W+0200

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Figure 10-6: West Zone drill hole section W+0900

Figure 10-7: West Zone drill hole section W+1700

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10.3.2	Drilling Results for the South-East Zone

The 2015 drilling program on the South-East Zone consisted of nine holes for a total of 1,551.99 m drilled. Mineralization was intercepted by drilling 13 times here resulting in the interpretation that the zone is composed of two main mineralized horizons (S1 and S2). The longest mineralized intercept is interpreted as being 160.1 m at 3.19% C(g) true width and the smallest mineralized intercept at 8.6 m at 4.65% C(g) true width.

The highlight of the South-East Zone is the large width of the mineralized horizons. From section S2600 to section S2900 (300 m length), the mineralized horizon ranges from 117 m to 160 m true width, with a grade varying from 3.19% to 3.62% C(g). As seen on section shown in Figure 10-8 (section S2900), the drill holes intercepted a wide graphitic horizon (S1 + S2) at least 160 m thick. This horizon dips around 45˚ to the south and strikes at 066°. The drill results suggest that the S1 + S2 horizon narrows to the east between sections S3000 and S3100.

10.3.3	Drilling Results for the South-West Zone

NMG’s 2015 drilling campaign on the South-West Zone consisted of 22 holes for a total of 2,616.60 m drilled. Mineralization was intercepted 57 times by drilling in this zone resulting in the interpretation that the zone is composed of two main mineralized horizons (S1 and S2). The longest mineralized intercept is interpreted as being 61.8 m at 3.36% C(g) true width and the smallest mineralized intercept at 3.3 m at 4.58% C(g) true width.

The highlight of South-West Zone is a first graphitic horizon (S1) about 30 m thick, followed by a mostly barren interval between 25 m and 63 m thick, and finally, a second graphitic horizon (S2) around 40 m to 50 m thick, with both graphitic horizons varying from 2.79% to 5.29% C(g). As seen on the section in Figure 10-9 (section S1500), the graphitic horizons dip from 45° to 55° south and strike 066°. The drill results indicate that zones S1 and S2 merge and narrow to the west between sections S1200 and S1400, while PhiSpy ground geophysics indicates that zones S1 and S2 disappear to the east between sections S1900 and S2000.

10.3.4	Drilling Results on the Far-West, North, North-East, and East Zones

NMG’s 2015 drilling campaign on the North, North-East and East zones consisted of 12 holes for a total of 1,763.97 m drilled. Exploration drilling of four holes was performed in 2019 on the Far-West Zone totalling 880.4 m. Mineralization was intercepted 37 times by drilling in these zones (Table 10-3).

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The four holes (TO-19-156, TO-19-157, TO-19-158, TO-19-159) completed on the Far-West Zone were positioned on two sections about 350 m apart. The main mineralized horizon interpreted from the drilling suggest a dip of about -75° with a dip direction of 115° and true widths from 21.6 m @ 5.56% to 69.4 m @ 4.49% C(g).

The four holes (TO-15-08, TO-15-44, TO-15-45 and TO-15-46) and two trenches (TO-15-TR-8 and TO-15-TR-9) were completed on the East Zone. These intercepted graphitic horizons measuring 10.2 m to 49.4 m wide but often returning a low grade of around 2.5% C(g). On section E2400 the graphitic horizons plunge sub-vertically on the east side and fold upwards at depth to the west resulting in the horizon dipping around 45° to the east on the west side.

The six holes (TO-15-47 to TO-15-52) completed on the North Zone intercepted graphitic horizons generally measuring 10 m to 30 m wide returning respectable grades of 3% to 5% C(g). Section N0900 is typical of the North Zone. The graphitic horizons here are plunging steeply south at the west end, changing to a sub-vertical dip in the middle (section N1500) and steeply plunging north in the eastern portion of this zone (section N1700).

Hole TO-15-35 and trench TO-15-TR-7, completed on the North-East Zone, intercepted graphitic horizons measuring 10 m to 26 m wide with grades varying from 2.5% to 4.5% C(g). On section N2600, which is typical of this area, the graphitic horizons plunge sub-vertically.

Although drilling over the Far-West, North, North-East and East zones intercepted decent graphite mineralization, these are considered a lower priority for NMG since they display less potential than the West, South-West, and South-East zones. Thus, NMG opted to forego the preparation of a Mineral Resource Estimate over these zones for the time being.

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Table 10-3: List of mineralized intercepts of the Far-West, North, North-East, and East zones

Mineralized Zone	Section	Drill Hole	From (m)	To (m)	Intercept (m)	True Width (m) (1)	Mineralized Core Intervals (% C(g))
Far-West	FW+0400	TO-19-156	29	50.6	21.6	18.7	21.6 m @ 5.56%
		TO-19-157	126	153	27	23.4	27 m @ 4.93%
			221	229	8	6.9	8.0 m @ 3.89%
	FW+0750	TO-19-158	197.9	240.15	42.25	38.3	42.25 m @ 5.83%
		TO-19-159	30.8	37	6.2	5.6	6.2 m @ 3.86%
			45.5	57	11.5	10.4	11.5 m @ 3.04%
			75	151.6	76.6	69.4	76.6 m @ 4.49%
East	E2200	TO-15-TR-8	0	42	42	29.7	42 m @ 4.28%
		TO-15-TR-9	20	54	34	34	34 m @ 2.81%
	E2300	TO-15-45	10.9	58.9	48	33.9	48 m @ 1.74%
			91	102.5	11.5	10.4	11.5 m @ 2.41%
	E2400	TO-15-08	4.6	54	49.4	49.4	49.4 m @ 2.73%
			97	108.5	11.5	11.5	11.5 m @ 2.49%
			143.5	157	13.5	13.5	13.5 m @ 3.49%
		TO-15-44	10.5	49.7	39.2	27.7	39.2 m @ 2.38%
			79.3	93.1	13.8	13.8	13.8 m @ 2.65%
	E2600	TO-15-46	6	26.2	20.2	18.3	20.2 m @ 2.68%
			46.5	79	32.5	31.4	32.5 m @ 3.39%
			90.8	101	10.2	9.9	10.2 m @ 3.37%
			164	177.83	13.8	13.3	13.8 m @ 3.77%
North	N0900	TO-15-51	9.1	32.36	23.3	13.4	23.3 m @ 4.05%
			159.53	174	14.5	8.3	14.5 m @ 4.24%
		TO-15-52	20.2	36	15.8	9.1	15.8 m @ 2.15%
			45	51	6	3.4	6 m @ 3.42%
	N1200	TO-15-50	23.54	81.85	58.3	33.4	58.3 m @ 5.11%
			125	144	19	10.9	19 m @ 3.42%
	N1500	TO-15-49	39.35	59.7	20.4	16.7	20.4 m @ 5.18%
			71	88.45	17.5	14.3	17.5 m @ 4.61%
			106.34	135.95	29.6	24.2	29.6 m @ 2.89%
	N1600	TO-15-47	35.5	59.13	23.6	20.4	23.6 m @ 4.67%
			90.38	108.3	17.9	15.5	17.9 m @ 3.44%
	N1700	TO-15-48	16.7	22.75	6.1	5	6.1 m @ 4.13%
			36	51.5	15.5	12.7	15.5 m @ 4.79%
			72.1	88	15.9	13	15.9 m @ 3.05%
North-East	N2600	TO-15-35	53.16	66.59	13.4	10.3	13.4 m @ 4.59%
			82.3	117	34.7	26.6	34.7 m @ 2.55%
	N2700	TO-15-TR-7	26	44	18	13.8	18 m @ 4.22%

(1) True width is interpreted according to limited geological information.

MARCH 2025	10-16

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SOUTH
NORTH
SECTION AZ 336 ---->
TO-15-16
TO-15-41
SOUTH-EAST ZONE
Section 29 (vertical)
Section Azimuth: 336
PHISPY
MAG
TDEM
SURFACE
123m @ 3.18%
160.1m @ 3.19%
Cg GRADE
0 to 1 %
1 to 2 %
2 to 3 %
3 to 4.5 %
4.5 % and more
NOUVEAU MONDE
TONY BLOCK
Section Width: 100
Drafted by Yvan Bussieres ing
10 Mar 2016
UTM NAD83 Zone 18
NTS 31/12
5163200 N
5163300 N
5163400 N
5163500 N
5163600 N
5163700 N
582900 E
582800 E

Figure 10-8: Drill hole section S2900

MARCH 2025	10-17

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SOUTH
NORTH
SECTION AZ 336 ----->
TO-15-TR-5B
TO-15-TR-5
TO-15-22
TO-15-10
SOUTH-WEST ZONE
Section 15 (vertical)
Section Azimuth: 336
PHISPY
MAG
TDEM
SURFACE
8.0m @ 5.18%
54.0m @ 3.91%
40.0m @ 3.91%
24.0m @ 2.34%
18.0m @ 2.04%
4.0m @ 1.77%
7.3m @ 4.18%
4.2m @ 3.13%
43.9m @ 4.78%
14m @ 4.71%
3.3m @ 4.58%
44m @ 3.93%
37.6m @ 4.1%
5.8m @ 1.9%
0 to 1 %
1 to 2 %
2 to 3 %
3 to 4.5 %
4.5 % and more
2 to 50
50 to 75
75 to 100
100 to 150
150 to 200
200 and more
NOUVEAU MONDE
TONY BLOCK
Section Width: 100
Drafted by Yvan Bussieres ing
10 Mar 2016
UTM NAD83 Zone 18
NTS 31I12

Figure 10-9: Drill hole section S1500

MARCH 2025	10-18

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11.	Sample Preparation, Analyses, and Security

The drilling program geologists, Yvan Bussières (2015) and Bernard-Olivier Martel (2015 to 2022) determined the sample intervals and supervised the core sampling operations. These were all performed in a secure storage facility located at 480 Rue des Aulnaies in Saint-Michel-des-Saints until 2019 when the core logging and splitting operations moved to 600 Rue de la Forex in Saint-Michel-des-Saints, at NMG’s demonstration plant facilities. The main purpose of the core sampling is to determine the grade of the graphitic horizons, which is used to determine the graphite resources and reserves. Unless otherwise noted, Chapter 11 applies to exploration and definition core drilling. Other core samples were analyzed in 2023. They originated from core drilling other than for exploration or delineation purposes such as pit-slope studies and hydrogeological studies and have not been used for the current Mineral Resources Estimate.

Samples were sent to the ALS Minerals facilities located in Val-d’Or, Québec, for crushing and pulverizing. The resulting pulps were sent to the ALS Minerals facilities in North Vancouver, British Columbia, for analysis. Blanks, standards and duplicate samples were added to the sample stream by NMG as part of quality control procedures. Some duplicate samples were also sent to Actlabs in Ancaster (Ontario) to validate graphite content results measured by ALS Minerals. The author is of the opinion that there was no sample bias and that the results are representative of the mineralized zones located on the Tony Claim Block.

11.1	Sample Procedure and Sample Security

Drill core sampling was done as follows:

■	Drill core samples were selected when the geologist observed above an estimated 1% C(g) content;

■	The geologists choose an additional sample before and after the graphitic interval. These samples confirm the limits of the graphitic horizon, which help to connect the graphitic horizons between holes during the construction of the resource model;

■	The typical sample length used for the Project is 2 m, however, sample length was adjusted to the lithological contact or when graphite content varies greatly (samples were no longer than 3.95 m and no smaller than 0.1 m during the 2015 to 2022 drilling programs);

■	The geologist marked the beginning and end of each sample on the core using a wax pencil;

■	The geologist added two water-resistant tags bearing the sample number in the core box. One tag was placed in the sample bag once the core splitting was completed, and the other was stapled in the core box at the end of each sample run;

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■	The drill core sample was split into two core quarters and one core half by a technician using a water-cooled rock saw equipped with a diamond blade. One of the quarter-core was bagged and sent for analysis and the remaining quarter, as well as the remaining half, was kept as reference and for possible metallurgical testing.

Figure 11-1 compares graphite content of 19 samples using quarter-core and its half-core duplicate. This illustrates adequate reproducibility of using quarter-core samples to determine graphite content for the Tony Block mineralization.

Figure 11-1: Comparison between quarter-core and half-core C(g) results

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Figure 11-2: Core box picture after core splitting and sampling

11.2	Sample Preparation and Analysis

Samples were sent to ALS Minerals laboratories (“ALS”). At the ALS facilities in Val-d’Or, Québec, samples were entirely crushed to less than 2 mm, and a 250-gram representative portion of the sample was crushed to less than 75 microns. The resulting pulps were sent for analysis to the ALS facilities in Vancouver, British Columbia. A detailed description of the following analysis methods can be found through this link: (https://www.alsglobal.com/en/geochemistry).

ALS’s Val-d’Or and Vancouver geochemistry laboratories conform with requirements of CAN-P-1579, CAN-P-4E (ISO/IEC 17025:2005) and as such, are regularly audited by the Standard Council of Canada.

All of the 2015 to 2022 drill core samples underwent C(g) analysis by LECO® analyzer using ALS’s C-IR18 package.

In 2015, approximately one sample per drill section was also analyzed using ALS’s C-IR07, ME-MS41 and Au-AA23 packages and one in every five samples was analyzed using the S-IR08 package.

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From 2016, all samples underwent ALS’s C-IR18, C-IR07 and S-IR08 analysis packages. ALS’s multielement analysis package ME-MS41 was performed at every 10 m in mineralized intervals with a minimum of one sample. This type of analysis was also performed at each major lithological change along each drill hole. The number of samples sent for each type of analysis per mineralized zone is presented in Table 10-1.

The C-IR18 package consists of digesting 1 gram of prepared sample in acid followed by a roasting phase and then by burning in a combustion furnace. The purpose of this method is to remove the carbon associated with carbonate minerals, like calcite, by acid digestion, followed by roasting to eliminate any organic carbon undigested by the acid, and finally, by burning the remaining carbon in the combustion furnace to measure what is considered as graphitic carbon.

The C-IR07 package determines the total carbon content using a LECO® analyzer. The difference between the C(t) and C(g) indicates the amount of carbonated mineral(s). The purpose of this method is to measure the total carbon (organic carbon, carbon within carbonate minerals and graphitic carbon) within the sample.

The S-IR08 package determines the total sulphur content (“S%”) using a LECO® analyzer. The S-IR08 method consists of burning 1 gram of prepared sample in a combustion furnace.

The ME-MS41 package determines the content of 51 elements in the sample. This was performed to determine whether graphitic horizons contained any economic grades of other types of metals and/or minerals, as well as elements that could be considered as potential contaminants. To increase the probability of obtaining a greater number of contaminants, the selected sample was sometimes the one displaying the highest visual sulphide content. The ME-MS41 method consists of digesting 0.5 gram of a prepared sample by Aqua Regia extraction followed by an inductively coupled plasma mass spectrometry (“ICP-MS”) finish.

The Au-AA23 package determines the gold content. This method consists of taking 30 grams of pulverized rock to be treated by the method of lead fusion followed by cupellation and a digestion of the metallic bead in an Aqua Regia solution, followed by an analysis using inductively coupled plasma atomic emission spectroscopy (“ICP-AES”). This type of analysis was only performed in 2015 and no significant Au content was measured.

Due to the nature of the mineralization, the graphite easily creates a greasy substance that attaches itself to the jaws of the crushers as well as the ring and puck of the pulverisers during sample preparation at the laboratory. Furthermore, the graphite dust also sticks to the jaws, ring and puck, and the standard procedure of using compressed air cleaning between samples is sometimes insufficient to properly clean the equipment. To minimize contamination in the laboratory sample preparation process, NMG added ALS methods WSH-21 and WSH-22 to the samples shipped after October 2015. These methods consist of cleaning the crushers with barren material (WSH-21) after every sample and cleaning the pulverisers with barren material (WSH-22) after every sample. Only method WSH-22 was used for the 2018 to 2022 samples.

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11.3	Quality Assurance and Quality Control Procedure

NMG established an extensive QA/QC program to ensure a high-level quality control for its exploration work. Table 11-1 summarizes the quality control samples used during the 2015 to 2022 drilling campaigns. These assay controls were:

1.	Insertion of graphite standards in order to control laboratory precision and accuracy in reporting C(g) content;

2.	Insertion of blank samples to verify for possible laboratory contamination;

3.	Insertion of field duplicate samples to verify result reproducibility;

4.	Analysis of duplicates at a different laboratory to validate the ALS results.

A total of 11,736 samples from exploration and delineation drilling were assayed from the 196 drill holes sampled during the 2015 to 2019 drilling programs including quality control samples. A total of 1,225 control samples were used and therefore represent 10.4% of the samples analyzed for the Project. An additional 597 core samples from 35 diamond drill holes (“DDH”) used for other purposes than exploration and delineation on the West Zone were assayed in 2023. A total of 64 control samples were used for that sampling campaign.

Table 11-1: 2015-2023 Drill core quality control samples

		Samples	Quality Control Samples Analyzed for C(g) Content
Mineralized	Total	Excluding				Standard
Zone	Samples	QA/QC	Blank	Duplicate	STC	STF	STH	STM	STH-2	CDN-GR-3
West(1)	9,181	8,274	364	365	7	8	4	12	71	76
West 2023(2)	661	597	26	26					5	7
Far-West	274	247	12	10					4	1
South-West	1,068	937	43	73			6	9
South-East	694	598	22	61			5	8
East	234	209	10	11			2	2
North-East	38	34	1	2				1
North	247	212	22	10			2	1
Total	12,397	11,108	500	558	7	8	19	33	80	84

(1)	Samples included on this line were used for the Resource Estimate of the West Zone presented in this report.
(2)	Samples included on this line were analyzed in 2023 and have not been used for any Resource or Reserve Estimate. They originated from core drillings other than for exploration or delineation purposes such as pit-slope studies and hydrogeological studies.

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11.4	Analysis Standards

During the 2015 drilling programs, NMG added six different quality control standard samples, each representing different grades, to its sample stream to verify the accuracy of C(g) results. Five of these were produced using mineralized rock from NMG’s Matawinie Property. Each of these five in-house standard samples was sent to the ALS laboratory to be crushed, homogenized, and analyzed ten times for its graphite content. From 2016, one in-house standard was used (STH-2) as well as a graphite standard [reference CDN-GR-3, certified value of 2.39% C(g) ± 0.11] bought from CDN Resource Laboratories Ltd. (ISO-9001:2015), from Langley (B-C). Table 11-2 provides the mean and standard deviation of these ten tests performed on the in-house standards as well as the results of the inserted standard samples in the drill core sample stream. As part of the QA/QC program, one standard sample was inserted for every 50 samples sent to the laboratory.

Table 11-2: Summary of standard sample results

	In-House Standards % C(g) Results from ALS (C-IR18)
Standard Sample Statistics	STC	STF	STH	STM	STH-2
Mean based on 10 rounds of analysis	4.48	5.04	18.29	6.11	5.84
Mean from inserted Samples	4.59	5.04	18.07	6.12	5.79
Standard deviation based on 10 rounds of analysis	0.11	0.07	0.22	0.05	0.06
Standard deviation from Inserted Samples	0.12	0.13	0.3	0.22	0.14

The 78 CDN-GR-3 standard samples inserted in the sample stream returned a mean of 2.41% C(g) and a standard deviation of 0.08. Seven of these samples returned values slightly above the certified value of 2.39% C(g) ± 0.11, ranging from 2.52% to 2.63% C(g). Three samples returned results outside of the minimum expected range with values of 2.16% to 2.26% C(g). The author is of the opinion that overall, the standard sample results are within acceptable limits.

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11.5	Analysis Blanks

The blank samples used for QA/QC purposes during the 2015 drilling campaign consisted of approximately 1 kg of white gravel (bag from Canadian Tire hardware store). From 2016, blank sample material (quartz) was acquired from IOS Services Geoscientifiques inc. of Chicoutimi (Québec) following the recommendations from the PEA report of using a more reliable blank standard. From 2018, coarse silica blank samples, acquired from Analytical Solutions Ltd. from Sudbury (Ontario), were also used in the sample stream. A total of 474 blank samples (364 for the West Zone and 110 for the other mineralized zones), representing a population of 4.0% of the drilling program samples, were inserted within the sample stream. Blank samples were generally inserted at sample numbers ending in odd tens. The 2016 to 2022 blank standards, with an average content of <0.02% C(g) (the detection limit) has proven more suitable as a quality control material then the 2015 material, with an average content of 0.08% C(g). Figure 11-3 shows the C(g) content for the inserted blank samples during the 2015 to 2022 drilling campaigns. The author is of the opinion that the blank sample results are within acceptable limits.

Figure 11-3: Inserted blank sample C(g) assay results

MARCH 2025	11-7

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11.6	Core Duplicates

During the 2015 to 2022 drilling programs, NMG added duplicate samples to its sample stream to verify assay reproducibility. Duplicate samples were generally inserted at sample numbers ending in even tens. The 2018 duplicate samples consisted in the last 30 cm of the quarter core original sample run as opposed to a complete quarter core samples used for the 2015-2016 and 2019 onwards quality control program. In all, 532 drill core samples (365 from the West Zone and 167 for the other mineralized zones) were duplicated representing a population of 5% of the drilling program samples (this includes duplicate samples sent to other laboratories for validation). Figure 11-4 shows the reproducibility of C(g) results provided by the duplicate samples inserted into the 2015 to 2022 core sample stream.

Figure 11-4: Reproducibility of duplicate samples

MARCH 2025	11-8

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At the end of the 2015 drilling program, as part of due diligence and quality control, 50 samples were selected and sent to Actlabs Laboratories, located in Ancaster, Ontario, to see whether it could duplicate the results obtained by ALS. Actlabs’ Quality System is accredited to international quality standards through the International Organization for Standardization/International Electrotechnical Commission (“ISO/IEC”) 17025 (ISO/IEC 17025 includes ISO 9001 and ISO 9002 specifications) with CAN-P-1579 (Mineral Analysis) for specific registered tests by the Standards Council of Canada (“SCC”). The accreditation program includes ongoing audits that verify the QA/QC system and all applicable registered test methods. Figure 11-5 illustrates a good reproducibility of graphite values between laboratories. The sample re-assays therefore confirmed that:

■	The graphite values for ALS can be compared to those of another certified laboratory;

■	The reproducibility of sample values demonstrates that assay value for the quarter-core sample is representative of the graphite content;

■	There was no particular bias noted in the verification process.

Figure 11-5: Drill core C(g) assay comparison using ALS and Actlabs

MARCH 2025	11-9

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

11.7	Specific Gravity

In 2015, for each drill section spaced at 100 m, different rock types (usually five to seven samples were measured using ALS’s OA-GRA08b package to determine the specific gravity of the rock types used for the resource calculation. The OA-GRA08b method consists of the following steps:

■	A prepared sample (3.0 g) is weighed into an empty pycnometer;

■	The pycnometer is filled with a solvent (either methanol or acetone) and then weighed;

■	From the weight of the sample and the weight of the solvent displaced by the sample, the specific gravity is calculated.

In 2016 to 2019, the specific gravity of one out of every six mineralized samples was measured using ALS’s OA-GRA08 method and one sample was also measured for each lithologies along the core (https://dokumen.tips/documents/oa-gra08-specific-gravity-measurementpdf.html).

Specific gravity measurements were performed on a 30-cm piece of ½ core, representative of its 2-m, ¼ core sample twin. The 30-cm sample was weighed dry on a balance then it was weighed while suspended in water. From the data, the specific gravity is calculated.

Both specific gravity measurement methods have a lower and upper reporting limit of 0.01 and 20 respectively.

A total of 2,075 samples from the 2015 to 2019 drilling campaigns were measured for their specific gravity, of which 1967 originate from the West mineralized zone.

11.8	Quality Control Program Conclusions

In summary, based on the study of the QA/QC program results, the author concludes that:

■	The sampling of a quarter of core is representative of the Tony Block graphite mineralization and can be repeated with an acceptable confidence level;

■	The 2015-2016 duplicate samples demonstrated good assay reproducibility. Some of the 2018 duplicate samples demonstrated a high variability due to the fact that only 30-cm along a quarter core of the 2-m length of the original quarter core sample was analyzed. Drilling from 2019 onwards reverted to the 2015-2016 duplicate sample protocol, which is to send the full ¼ core length for analysis, to optimize assay reproducibility;

■	Although blank samples are considered within acceptable limits, C(g) content in 2015 were higher than expected, this was corrected by using different blank material in the subsequent drilling campaigns.

■	The in-house 2015 C(g) standards returned acceptable overall results although their standard deviation is considered higher than intended. The 2016 to 2022 standards inserted in the sample stream from CDN Resource Laboratories Ltd. returned acceptable results.

Overall, the author considers that the sample preparation, security and analytical procedures as well as quality control results are adequate and representative of the graphite mineralization on NMG’s Tony Claim Block.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

12.	Data Verification

The author and qualified person of this chapter, Yann Camus, P.Eng., Mineral Resource Estimation Engineer for SGS Geological Services, performed verifications for NMG’s 2017 PFS (“43-101 Technical Pre-Feasibility Study Report for the Matawinie Graphite Project”, dated December 10, 2017), additional verifications in 2018 for an updated PFS (Updated resources announced in the June 27, 2018 press release: “Nouveau Monde Increases its Indicated Resources to 95.8 Mt at a Grade of 4.28% Cg for Its West Zone Graphite Deposit – Matawinie Property”), as well as the 2018 FS (“NI 43-101 Technical Feasibility Study Report for the Matawinie Graphite Project”, dated December 10, 2018) and the 2020 Resource Update (Updated resources announced in the March 19, 2020 press release: “Nouveau Monde Announces Updated Resource Estimate and Increases Combined Measured & Indicated Resources by 25% to 120.3 Mt @ 4.26% Cg”). Some verifications were performed in 2021 for NMG’s 2022 FS (“NI 43-101 Technical Feasibility Study Report for The Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects”, dated August 10, 2022) (Allaire et al., 2022). Some verifications were also performed specifically in 2024 for this Updated FS report. The following actions were taken to ascertain that the database supporting the estimation of resources is sound and reliable:

■	Site visits on September 17, 2024, August 18, 2021, November 27, 2019, June 21, 2018, and November 9, 2016;

■	Handheld GPS location of many drill hole collars during each of the site visits for validation of the database;

■	Independent sampling (2016 and 2019);

■	Multiple databases and other documents verifications (2024/2021/2019/2018/2016).

SGS Canada Geological Services was hired by NMG to update the Mineral Resources for the Matawinie Mine Project. Mr. Yann Camus, P.Eng., oversaw this mandate for SGS.

12.1.	Site Visits

The QP visited the Mining Property on September 17, 2024, August 18, 2021, November 27, 2019, June 21, 2018, and November 9, 2016. Details of these visits can be found in the following reports:

■	November 9, 2016 site visit details are available in the 2017 PFS report (Met-Chem-DRA, 2017).

■	June 21, 2018 site visit details are available in the 2018 FS report (Met-Chem-DRA, 2018).

■	August 18, 2021 and November 27, 2019 details of the site visits are available in the 2022 FS report (Allaire et al., 2022).

This report presents the details of the September 17, 2024 site visit.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

On September 17, 2024, Mr. Yann Camus met with Mr. Antoine Cloutier, P.Geo., NMG Chief Geologist, who led the visit during the entire day.

During this visit, Mr. Yann Camus had the opportunity to visit the core logging facilities set up in a large garage of a private house owned by NMG, the core storage location, the sample storage containers, the field sites to witness the production pit and many drill hole collars, as well as NMG’s main office and demonstration plant, all located in the town of Saint-Michel-des-Saint. Most of the discussions concerned the latest developments regarding the resources, drilling and plans for the development of the Projects.

At the time of the visit, there was no drilling or core logging in progress. No particular comment to be mentioned here.

All aspects of the resources basically remained unchanged since the last site visits.

12.1.1.	Independent Sampling During the 2019 Site Visit

During the 2019 visit, the author collected 48 independent samples with the help of the NMG technicians. The procedures for the sampling were kept the same as what was done for building the drilling database, including the QA/QC procedures. Since only a quarter of the core is used for the sampling, ¾ was still in the core boxes. That enabled to use a quarter of the core for the independent sampling presented here. The samples are for holes TO-19-150 (11 samples), TO-19-150 (13 samples) and TO-19-150 (24 samples). The difference found between the database data (ALS laboratory) and the independent samples (SGS laboratory) is found in Table 12-1. The individual results are shown as a scatter plot and a QQ plot for the graphitic carbon in Figure 12-1.

Table 12-1: Comparison between the database data and the independent samples

	Project Database	Independent Samples	Rel. Diff.
Laboratory Name	ALS	SGS	(%)
Count	48	48
C(g) (%)	4.22	4.37	+3.5%
C(t) (%)	4.30	4.33	+0.6%
S (%)	3.20	2.81	-12%

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Figure 12-1: Scatter and QQ plots for the graphitic carbon independent samples

The graphitic carbon reported in the independent samples is 3.5% above the database data. It is within the +/- 5% sought after for a Feasibility Study. It is common to have slightly different results between laboratories. The scatter plot shows a very good duplication of the original results. There might be two outliers with the duplicate value respectively 20% and 29% above the original values. But most of the duplicates are in the vicinity of the +/- 10% relative differences. We see from the scatter and QQ plots that material above 5% C(g) comes out as higher grade in the independent samples. However, as the average relative difference is within the +/- 5% window sought, the results are deemed reasonable.

After meeting at the office in 2019, it was decided to visit the site of the West Zone deposit to witness the 2019 drill holes. The author took some pictures (Figure 12-2) and measured the GPS coordinates for 12 collars along with measurements of the azimuth and dip for eight collars. These measurements were made using a compass and a handheld Garmin Etrex Legend HCx GPS (Table 12-2). The comparison between the database information and the field readings revealed very good correlations. Only the last collar (TO-19-195) does not match well on the elevation. This must be an error on the author’s handheld GPS that is notoriously wrong sometimes for elevation measurements. To confirm the elevation of that drill hole, the value in the database compared well to the topography data of the surface provided by a 2015 LiDAR survey. That tends to confirm that the handheld GPS is wrong. All these verifications are satisfactory.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Table 12-2: List of results for the drill hole collars measured by handheld GPS

	Absolute Differences
Hole Name	Distance (m)	Azimuth	Dip	Angle (3D)
TO-16-108	3	N/A	N/A	N/A
TO-19-200	6	N/A	N/A	N/A
TO-19-201	8	-2	-5	5
TO-19-209	8	-8	-1	4
TO-19-155	8	9	0	5
TO-19-161	2	-11	0	7
TO-19-162	2	-3	-1	2
TO-19-163	3	N/A	N/A	N/A
TO-19-160	7	11	0	7
TO-19-204	4	5	2	4
TO-19-146	10	N/A	N/A	N/A
TO-19-195	36	4	0	2

The visit continued with the future bulk sampling site that has been drilled and blasted since 2018 providing ore to feed NMG’s Demonstration Plant (see Press Release dated December 5, 2017). This site is currently stripped from overburden and some channel samples were taken to provide a good estimation of the local grade of the mineralization. While the future sampling approach was discussed, this topic is irrelevant for the current report.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Figure 12-2: 2019 Independent sampling at the core shack (left); Some of the core storage (right);
Collar in the field (bottom)

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

12.2.	Database Verification

Standard verifications were carried out: extreme values, data going beyond hole depth, check of gaps in the information, search of collars inconsistencies. Only minor details needed some changes and the data was deemed acceptable for the resource modelling and estimation.

12.3.	Mineral Resource Block Model Verification

Between the 2022 FS report (Allaire et al., 2022) and this Updated FS report, there have been 597 new assay records in 35 drill holes. Only 376 of the new assay records in 14 drill holes cross significant parts of the 2022 block model. Verification shows that these drill holes confirm the previous model and do not warrant a model update. Therefore the 2022 block model was kept as is.

12.4.	Conclusion

The verification of the NMG database is satisfactory for the preparation of the resource estimation. The site visit allowed multiple verifications. Everything corresponded well to the information provided by NMG. All drill hole verifications from 2016, 2017, 2018, 2019, 2021, and 2024 confirmed the information in the database.

The standard database verifications performed by the author indicate a sound database, reliable for the estimation of resources.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

13.	Mineral Processing and Metallurgical Testing

The mineral processing and metallurgical testing programs are separated into two groups. The first group is related to the process development for the Matawinie Concentrator at the Mine site, and the second group is related to the development of the process for the Bécancour Battery Material Plant Project. Note that unless otherwise specified, moisture content in Chapter 13 is defined by Mass of water / (Mass of water + Mass of solids) or “Mw/(Mw+Ms)”. Also, the graphite content, referred to as C(g), is measured using a protocol to differentiate with other potential sources of carbon, such as carbonate-rich lithologies in ore (e.g., CaCO3). It is assumed that the total carbon content, referred to as C(t), should be equal to C(g), in graphite concentrate as well as in AAM, since the processing of the ore and graphite concentrate to create AAM usually eliminates sources of carbon other than graphite.

13.1	Matawinie Mine Concentrator

NMG conducted multiple test programs since the Preliminary Economic Assessment (“PEA”) and continued the process development, optimization, and characterization during the Pre-feasibility Study (“PFS”), the FS 2018, as well as the 2022 and current 2025 FS updates.

The results of these previous metallurgical test programs are summarized in the following section.

Additional tests programs were conducted after the 2022 FS and up to the current detail engineering phase of the Matawinie Mine Project. These programs were carried out by equipment manufacturers and independent research laboratories. NMG also constructed and operates a mineral processing demonstration plant with a capacity of 3.5 tph. This demonstration plant was used to carry out various Design of Experiment (“DOE”) programs to investigate flowsheet optimization opportunities.

The demonstration plant is now mainly used to produce material to feed other NMG demonstration plants for the development of the value-add processes and to qualify these products with potential end-users.

Due to the re-evaluation of the NMG marketing strategy of graphite in September 2023, it is no longer necessary to preserve the extra coarse graphite particles early in the recovery process within the grinding circuit and to separate them from fine ones in the cleaning circuit. As a result, the opportunity was taken to simplify the flowsheet and improve the final concentrate grade while increasing the overall robustness of the cleaning circuit. Tests in 2024 were done at the NMG laboratory with this new flowsheet. The results obtained during these tests allowed the final design concentrate grade to be adjusted to 97.5% carbon combined with carbon recovery rate of 93.0%.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

To understand the evolution of the process development, optimization and de-risking phases of the Matawinie Mine Project, this section of the report has been broken down into four sections:

1.	Historic metallurgical results: PEA, PFS, and FS;
2.	Internal test programs conducted at NMG demonstration plant;
3.	External test programs conducted by manufacturers and research laboratories;
4.	Internal test programs conducted at NMG laboratory in 2024.

13.1.1	Historic Metallurgical Results

The details of the historic metallurgical results are well documented in the PEA, PFS and FS already published on SEDAR+. Hence, the current section of this report only provides a high-level summary of the results.

13.1.1.1	Preliminary Economical Assessment

The metallurgical programs started with initial scoping level flotation tests on grab and trench samples and culminated in a scoping level flowsheet development program that supported the PEA. The process flowsheet that was developed during this phase of testing is depicted in Figure 13-1.

The robustness of the flowsheet was confirmed in a variability flotation program that tested seven different composites from the West and South Zones. The concentrate grades ranged between 94.4% C(t) and 99.5% C(t) with open circuit total carbon recoveries of 81.5% to 88.5%. No closed-circuit flotation tests were carried out as part of the initial flowsheet development program.

The reagent regime comprised of frother methyl isobutyl carbinol (“MIBC”), collector diesel, pH modifier lime, sulphide activator copper sulphate (“CuSO4”), and sulphide collector potassium amyl xanthate (“PAX”).

Two bulk concentrate production pilot plant campaigns on 12 tonnes (“t”) and 50 t of mineralized South Zone and West Zone material, respectively, demonstrated the scalability of the proposed process flowsheet and conditions.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Flotation Circuit Feed
Rougher Flotation
Primary Grind
Scavenger Flotation
Sulphide Flotation
M
Sulphide Concentrate
Non-Magnetics
Magnetics
Polishing Grind #1
1st Clnr
1st Clnr Tails
2nd Clnr
2nd Clnr Tails
3rd Clnr
3rd Clnr Tails
80 mesh Screen
+80 mesh
-80 mesh
+80 mesh Attrition Scrubber
+80 mesh 1st Clnr
+80 mesh 1st Clnr Tailings
+80 mesh 2nd Clnr
+80 mesh 2nd Clnr Tailings
+80 mesh 2nd Clnr Conc
-80 mesh Attrition Scrubber
-80 mesh 1st Clnr
-80 mesh 1st Clnr Tailings
-80 mesh 2nd Clnr
-80 mesh 2nd Clnr Tailings
-80 mesh 3rd Clnr
-80 mesh 3rd Clnr Tailings
-80 mesh 3rd Clnr Conc

Figure 13-1: Scoping level Matawinie process flowsheet

The open circuit test results were analyzed and compared with similar projects that published both open and locked-cycle test (“LCT”) flotation data. The overall graphite recovery was projected at 89.5% at a combined concentrate grade of 97.3% C(t).

The results of the size fraction analysis of the graphite flotation concentrate are presented in Table 13-1. These metallurgical results were used in the PEA that was completed in 2016 prior to the start of the flowsheet optimization program in 2017.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Table 13-1: Mass and grade distribution of concentrate of
scoping level flowsheet development program

Product	Mass (%)	Grade (%) C(t)
+48 mesh	16.1	97.5
+65 mesh	19.8	97.7
+80 mesh	10.0	97.4
+100 mesh	11.1	97.4
+150 mesh	18.8	96.4
+200 mesh	9.8	96.1
+325 mesh	7.6	96.4
+400 mesh	2.1	97.1
-400 mesh	4.6	98.5
Total	100.0	97.3

13.1.1.2	Pre-feasibility Study

The West Zone Master Composite (“MC”) that was used in the 2017 process optimization program was generated by combining a total of 125 drill core intervals. The drill core intervals were chosen to duplicate the grade profile of the West Zone mineralization and to provide a full spatial representation of the West Zone.

Eight variability composites were generated by combining 362 drill hole intervals from different locations within the specific sampling zone. The drill hole intervals were selected to ensure a good spatial distribution and a combined head grade that was representative for the specific zone.

The West Zone MC was subjected to chemical characterization. The results of the carbon speciation and sulphur analysis are presented in Table 13-2.

Table 13-2: West Zone Master Composite carbon speciation and sulphur head grades

Assays (%)
C(t)	C(g)	CO3	S
4.84	4.31	0.27	3.49

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Eight variability samples were submitted for graphitic and total carbon analysis and the results are presented in Table 13-3.

Table 13-3: Total carbon analysis of variability composites

Composite	C(t) (%)	C(g) (%)
Top South Centre	4.04	3.78
Top North	4.95	4.58
Bottom South	4.92	4.58
Bottom North	4.91	4.83
Top North Centre	4.02	3.77
Top South	3.79	3.52
Bottom North Centre	4.12	4.12
Bottom South Centre	4.45	4.09

A series of comminution tests were carried out on the West Zone MC and a trench sample. Overall, the comminution results for the Matawinie West Zone material were favourable in terms of grinding energy requirements. However, the higher abrasion index will result in elevated liner, lifter, and media wear.

The Trench sample produced comminution results that indicated lower crushing and grinding energy requirements as well as lower abrasiveness. It was postulated that these results may have been driven by the fact that the Trench sample originated from close to surface and has been exposed to a certain degree of oxidation. Hence, the comminution results for the West Zone MC are to be considered more representative of the average mill feed.

The flowsheet optimization program included a sequential development of the rougher, primary cleaning, and secondary cleaning circuits. This development strategy is paramount to ensure that each unit operation is near optimized before proceeding with the next processing step.

The PEA flowsheet was confirmed in the flowsheet optimization program and modifications included primarily adjustments to the grinding conditions, reagent dosages, cleaner flotation stages, and flotation times. The optimized flowsheet produced combined concentrate grades of over 98% C(t).

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

While the original objective of developing a flowsheet and conditions to maximize final concentrate grades remained in effect until the end of the development program, a lower-grade target of 94% C(t) was established at the start of the program. This lower grade was achieved with a primary cleaning circuit only. Towards the end of the program, NMG adjusted this grade target to 95% C(t), which necessitated the addition of a secondary cleaning circuit for the fines.

The flowsheet that formed the basis for the PFS is depicted in Figure 13-2.

Figure 13-2: Matawinie PFS process flowsheet

An LCT was carried out on the West Zone MC using the PFS flowsheet and proposed conditions. The results of the mass balance and size fraction analysis are presented in Table 13-4 and Table 13-5, respectively.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

The combined concentrate graded 97.0% C(t) at a graphite recovery of 97.4%. A total of 16.5% of the concentrate mass reported to the +48 mesh size fraction and another 31.6% to the -48/+80 mesh product. The -100 size fractions contained 40.2% of the concentrate mass. All size fractions graded 96.2% C(t) or higher.

Table 13-4: Mass balance of LCT

Sample ID	Weight in %	C(g) in %	C(t) Distribution in %
Combined Conc.	4.44	97.0	97.4
-80 mesh 1st Clnr Tails	0.09	16.1	0.3
1st Clnr Tails	3.64	1.02	0.8
Scavenger Tails	91.8	0.07	1.4
Head (calculated)	100.0	4.42	100.0

Table 13-5: Size fraction analysis of LCT combined concentrate

Size Fraction	Weight in %	C(t) in %	C(t) Distribution in %
+32 mesh	1.6	96.5	1.6
+48 mesh	14.9	97.2	14.9
+65 mesh	20.4	97.1	20.4
+80 mesh	11.2	96.4	11.1
+100 mesh	11.6	96.9	11.6
+150 mesh	15.2	98.2	15.3
+200 mesh	9.1	98.1	9.2
+325 mesh	7.2	97.6	7.2
+400 mesh	3.0	97.3	3.0
-400 mesh	5.8	96.2	5.7
Combined Conc	100.0	97.3	100.0

Desulphurization tests were completed to evaluate the impact of different sulphide activator and collector dosages on the sulphide grade of the low-sulphide tailings stream. The magnetic separation stage recovered between 8.2% and 19.3% of the sulphides. The higher recoveries coincide with the tests that produced the lower sulphur recovery into the flotation concentrate.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

One flotation test was performed on each of the eight variability composites. The tests were conducted as open circuit tests, with only a primary cleaning circuit. The average concentrate grade and total carbon recovery of the eight tests were 96.2% C(t) and 94.5%, respectively. The concentrate grades ranged between 95.1% and 97.6% C(t) and carbon recoveries fell within a narrow range of 3.6%, from 92.4% to 96.0%.

In conclusion, the flowsheet optimization program to support the PFS built upon the results of the PEA metallurgical program and culminated in an optimized flowsheet and conditions that produced a graphite concentrate grade of 97.0% C(t) and 97.4% carbon recovery. The flowsheet development focused on maximizing graphite concentrate grade and recovery, while minimizing flake degradation. The flowsheet selected for the PFS was a simplified version without the +80 mesh secondary cleaning circuit as a result of a lower concentrate grade target.

Samples of the graphite flotation concentrate, high-sulphur potentially acid generating (“PAG”) tailings, and desulphurized non-acid generating (“NAG”) tailings were submitted for product characterization tests. Pertinent findings of the characterization work are summarized below.

Solids Liquid Separation Tests

Thickening and filtration tests were carried out by Outotec in 2017 to assist in the sizing of dewatering equipment. Samples of the three product streams were subjected to flocculant evaluation, dynamic thickening, as well as pressure and vacuum filtration tests.

The graphite concentrate was thickened to 39% solids (w/w) at a solid loading of 0.3 t/(m2h). Pressure filtration of the thickened graphite concentrate produced a moisture content of 15.5% (w/w), while vacuum filtration yielded a significantly higher moisture content of 22% (w/w).

Dynamic thickening tests on the NAG and PAG tailings produced underflow (“U/F”) solids concentrations of 60% solids (w/w) and 70% solids (w/w), respectively, at solids loading rates of 0.7–1.2 t/(m2h).

Pressure filtration using the NAG tailings yielded a moisture content of less than 8% (w/w) at a filtration rate of 159 kgD.S/m2h. In comparison, vacuum filtration on the same sample produced a moisture content of 17.5%

(w/w) at a filtration rate of 1.1 tD.S /m2h. Vacuum filtration on the NAG tailings yielded a lower moisture content of 9% (w/w) at a filtration rate of 755 kgD.S/m2h.

Overall, the graphite concentrate and tailings streams responded in line with expectations and other projects with similarly sized products.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Self-heating Tests

Self-heating tests were performed to quantify the risk of self-heating in a PAG tailings stockpile. The self-heating capacity values of 52-53 J/g for both Stages A and B place the high-sulphur tailings in the Risk Region 5, which suggests that preventative action to avoid self-heating of the tailings samples is recommended. The results for the high-sulphur tailings sample were somewhat expected given the calculated pyrrhotite content of 50-55% based on a sulphur grade of approximately 20%S.

Tailings Environmental Characterization

The high-sulphur and desulphurized tailings from LCT-MC were submitted for single addition static net acid generation and modified Acid Base Accounting (“ABA”) tests to quantify the acid generation potential of the two tailings streams.

The desulphurized tailings were considered non-acid generating based on the NP/AP ratio of 8.9 and uncertain based on the net neutralizing potential. The net acid generation results classified the low-sulphur tailings as non-acid forming.

Both the modified ABA and net acid generation tests result classified the high-sulphur tailings as PAG.

Considering the flotation results that were obtained in the various programs leading up to the PFS, comminution results, and supplemental characterization work, the Matawinie mineralization responded very consistently and within expectations. Hence, the development of the FS metallurgical program focused on specific areas to improve the confidence in design data without the need to further optimize the graphite flotation circuit.

13.1.1.3	2018 Feasibility Study

The metallurgical test program that was completed in support of the 2018 FS was mostly limited to validation testing and the investigation of specific process opportunities and risks. Only a desulphurization flowsheet optimization was completed during the metallurgical test program of this Study. Other activities included:

■	Completion of a comprehensive comminution program to generate more reliable data for sizing of crushing and grinding equipment;

■	Mineralogical examination of samples that represents different areas of the West Zone mineralization to determine mineral composition and association of graphite;

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

■	Locked-cycle testing, using a mine plan composite, to confirm that a Master Composite representing the first several years of mining operation provides consistent metallurgical response using the established process flowsheet and conditions;

■	Confirmation of the robustness of the flowsheet and conditions with several variability composites that represent specific areas of the Mineral Resource;

■	Optimization of the desulphurization circuit to ensure that the low-sulphur tailings stream is non-acid generating;

■	Assessment of the impact of circulating process water with residual sulphide collector;

■	Simulation of the SkimAir® technology in the primary grinding circuit to determine if a coarser concentrate product can be obtained;

■	Several comminution tests were carried out on six variability composites (“VAR”) and one bulk sample that was retained from a 50-t bulk concentrate production pilot plant campaign. Since the drill core that was available for the VAR samples was not suitable for MacPherson, JK Drop Weight, and low-energy impact testing due to its small particle size, the bulk sample from a 50-t pilot plant (“PP”) was used instead for these tests (SGS, 2018).

A summary of the comminution tests results is provided in Table 13-6.

Table 13-6: Summary of comminution test results

Sample	Relative	JK Parameters				MacPherson Test		Work Indices (kWh/t)				AI	UCS
Name	Density	A x b1	A x b2	ta3	SCSE	(kg/h)	(kWh/t)	AWI	CWI	RWI	BWI	(g)	(MPa)
PP Comp Feed	2.71	67.4	72.1	0.51	7.9	19.7	3.9	8.1	9.7	8.6	9.4	0.428	77.5
VAR 2	2.74	-	59.2	0.56	8.4	-	-	-	-	9.5	9.5	0.498	-
VAR 3	2.76	-	53.3	0.50	8.8	-	-	-	-	9.4	9.5	0.473	-
VAR 5	2.77	-	56.9	0.53	8.6	-	-	-	-	9.8	9.9	0.447	-
VAR 6	2.74	-	54.0	0.51	8.7	-	-	-	-	8.8	9.0	0.468	-
VAR 7	2.74	-	51.6	0.49	8.9	-	-	-	-	9.4	9.3	0.530	-
VAR 8	2.73	-	50.2	0.48	9.0	-	-	-	-	9.2	9.9	0.533	-

1 A x b from DWT

2 A x b from SMC

3 The t a value reported as part of the SMC procedure (shown in italics) is an estimate

Source: SGS 2018

The results of the grindability tests confirmed that the Matawinie ore is considered soft to very soft ore.

Bond abrasion testing produced abrasion index values of 0.428 to 0.533, which replicates initial results that classify the Matawinie ore as abrasive to very abrasive ore.

MARCH 2025	13-10

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Two batch cleaner tests were carried out to evaluate the impact of recirculated process water on the flotation selectivity in the graphite rougher and cleaning circuits. The main concern was the activation of sulphides due to residual xanthate in the process water. Some of these sulphides could be recovered into the final graphite concentrate, thus reducing its product quality.

To quantify the degree of sulphide activation, two batch-cleaner flotation tests were carried out back-to-back. The first test employed a PAX dosage of 200 g/t in the sulphide rougher stage, which was twice the design dosage to simulate circuit operation during slightly over-collected conditions. The sulphide rougher tailings were subjected to magnetic separation as per the current Matawinie flowsheet and the magnetic separation tailings were filtered. The filtrate was used in the following test for makeup water during grinding and flotation in the second test.

The first test with fresh Lakefield tap water (test F1) recovered 3.6% of the sulphide units into the combined graphite rougher and scavenger concentrate at a grade of 1.44%S. The sulphur recovery increased to 13.4% in the second test (test F2) with circulated process water at a grade of 5.19%S. These results reveal a clear reduction in flotation selectivity against sulphides in the graphite rougher and scavenger flotation stages due to the circulated water.

The cleaning circuit rejected most of the sulphides into the 1st cleaner tailings of test F1. Only 0.2% of the sulphur in the feed report to the final concentrate at a grade of 0.18%S.

The 1st cleaner stage of the test with recirculated process water was also very effective in reducing the sulphides. Over 95% of the sulphides in the combined graphite rougher and scavenger concentrate were rejected to the 1st cleaner tailings. However, the overall sulphide recovery into the final graphite concentrate remained higher at 0.4% and a grade of 0.31%S.

Circulating the process water resulted in an increase of the sulphur grade in the final concentrate of 72% from 0.18%S to 0.31%S. While only a single test with recirculated water was carried out, the grade increase was pronounced enough to conclude a negative impact of residual collector in the process water stream. This resulted in the recommendation to use two different process water circuits: one circuit includes the graphite rougher and cleaner flotation circuit and the second process water circuit is dedicated to the desulphurization process.

One LCT was carried out using a FS Master Composite to confirm the robustness of the flowsheet and conditions that were developed during the PFS metallurgical program using a new mine plan composite. Further, seven variability composites were also subjected to open circuit cleaner flotation testing to confirm the metallurgical response. A secondary objective of the tests was to confirm the average flake size distribution of the final concentrate and the expected variation as a function of the location.

MARCH 2025	13-11

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

The variability composites represented larger areas to cover the proposed mine plan. Higher variation in the flake size distribution is expected on a smaller scale, which may affect the product basket of the processing plant on a day-by-day basis.

The flowsheet of the LCT is depicted in Figure 13-3. The open circuit cleaner tests employed the identical flowsheet, but without circulation of the intermediate streams.

Figure 13-3: 2018 FS locked-cycle test flowsheet

MARCH 2025	13-12

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

The LCT mass balance and results of the size fraction analysis on the final concentrate is presented in Table 13-7 and Table 13-8, respectively. The graphite recovery into the final concentrate was 94.3% at a combined concentrate grade of 97.0% C(t). Based on these results, a 97% C(t) grade and 94% graphite recovery were used for the mass balance of the 2018 FS.

A total of 13.5% of the concentrate mass reported to the jumbo flake category of +48 mesh (+300 microns) and 43% into the combined large and jumbo flake categories of +80 mesh (+180 microns).

Table 13-7: Locked-cycle test results

Sample ID	Weight (%)	Assays (%) C(t)	Distr. (%) C(t)
Combined Concentrate	4.30	97.0	94.3
+80 mesh 1st Clnr Concentrate	2.20	96.6	48.1
+80 mesh 1st Clnr Tailings	0.01	50.0	0.1
-80 mesh 3rd Clnr Concentrate	2.10	97.4	46.2
-80 mesh 1st Clnr Tailings	0.13	28.3	0.8
1st Clnr Tailings	3.59	1.95	1.6
Scavenger Tailings	92.1	0.15	3.2
Combined Tailings	95.8	0.26	5.7
Head (calculated)	100.1	4.42	100.0

Table 13-8: LCT graphite concentrate size fraction analysis

Size Fraction	Weight (%)	Assays (%) C(t)	Distribution (%) C(t)
+32 mesh	1.0	97.2	1.0
+48 mesh	12.5	97.6	12.5
+65 mesh	18.1	96.8	18.0
+80 mesh	11.4	96.6	11.3
+100 mesh	13.5	96.9	13.4
+150 mesh	13.5	98.4	13.7
+200 mesh	9.8	98.3	9.9
+325 mesh	9.1	97.8	9.1
+400 mesh	2.8	97.3	2.8
-400 mesh	8.2	97.2	8.2
Final Concentrate	100.0	97.4	100.0

MARCH 2025	13-13

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Variability flotation tests on the seven variability concentrates produced consistent results with regards to graphite concentrate grades. The combined concentrate grade of the seven tests ranged between 96.2% C(t) for the SURF composite and 98.5% C(t) for the VAR-8 composite. The grades were above the minimum grade target of 96.0% C(t) for all tests and the average grade was close to the 97.0% C(t) that was obtained in the LCT. The open circuit total carbon recovery ranged between 89.1% for the VAR-8 composite and 93.8% for the SURF composite. Since rougher and scavenger total carbon recoveries were at least 95.3%, it is expected that the average closed-circuit performance will be in line with the LCT results.

The flake size distribution was coarser for the VAR-8 composite with a P80 = 296 microns. The finest product with a P80 = 249 microns was obtained for the VAR-2 composite. The average combined concentrate of all seven tests produced a P80 of 271 microns. The mass recovery into the +80-mesh size fractions varied between 40.8% for the VAR-2 composite and 51.4% for the VAR-8 composite.

Seventeen sulphide rougher kinetics tests were carried out to determine the conditions that achieve the highest sulphide recovery into a low-mass high-sulphide stream to render the remaining tailings non-acid generating.

The first block of seven tests evaluated the impact of PAX dosage, addition of copper sulphate, flotation time, and magnetic separation. Magnetic separation was deemed essential to achieve low sulphide grades in the low-sulphide tailings. This agrees well with the mineralogical characterization that identified monoclinic pyrrhotite in the Matawinie mineralization. Monoclinic pyrrhotite is often characterized by slow flotation kinetics and incomplete recoverability by means of sulphide flotation, thus requiring magnetic separation. Copper sulphate failed to increase sulphide recoveries above those achieved with PAX and magnetic separation.

While the efficiency of the magnetic separation improved gradually with increased field strength between the tested range of 1,000 Gauss to 10,000 Gauss, the maximum field strength of a commercially available permanent magnet is approximately 7,000 Gauss. Hence, the PAX dosage optimization tests were carried out at this field strength. Dosages of 50 g/t, 150 g/t, and 300 g/t were evaluated. Increasing the PAX dosage from 50 g/t to 150 g/t resulted in a statistically significant reduction of the sulphides in the magnetic separation tailings. However, increasing the dosage further to 300 g/t PAX did not produce a lower concentrate grade.

A PAX dosage of 150 g/t and magnetic separation at 7,000 Gauss was able to achieve a low-sulphide tailings grade of approximately 0.10%S. Further investigation demonstrated a higher efficiency of the desulphurization process when the magnetic separation was preceding the sulphide flotation.

MARCH 2025	13-14

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

The SkimAir® technology has been developed by Outotec for flash flotation and flash roughing applications. The advantage of the equipment is the removal of coarse liberated graphite before being overground in the mill. Other benefits claimed by Outotec are improved overall recovery, increased mill throughput, and improved dewatering. In the Matawinie flowsheet the recovery of graphite flakes as early as possible was the primary motivator to consider a SkimAir® flotation cell.

While it’s difficult to evaluate the technology in small-scale batch flotation tests, the underlying principle can be applied on a laboratory scale. The SkimAir® flotation cell is typically installed on the hydrocyclone U/F or mill discharge stream to capture any sufficiently liberated, fast floating particles. Assuming a typical circulating load in the mill, the coarse material will circulate several times from the mill to the classification cyclone and then through the cyclone U/S back to the mill. Hence, the 10 minutes of grinding time in the ball mill was broken into four intervals (2, 2, 3, and 3 minutes) followed by rougher flotation after each grinding step.

The overall flotation response in terms of final concentrate grade was almost identical for the SkimAir® tests and the baseline test F1 at 97.7% C(t) and 97.4% C(t), respectively. The open circuit graphite recovery for the SkimAir® test at 94.1% was slightly higher compared to 90.2% in test F1.

The main reason for the SkimAir® simulation tests was to investigate the possibility of a coarser final concentrate product. A comparison of the SkimAir® test with the results obtained in the baseline test F1 did not provide a clear grade and/or flake size advantage that could serve as evidence that this technology will help to produce a superior graphite concentrate.

In conclusion, the Feasibility Study test results confirmed a robust flowsheet and helped to refine the process design criteria for a concentrator with a global graphite concentrate grading 97% C(t) and an overall graphite recovery of 94%. However, an overall graphite recovery of 93% is used as design criteria for the current study.

The additional work conducted as part of the metallurgical program in this Study helped to de-risk several unit operations. However, certain process areas such as the benefit of SkimAir®, flotation cell design, polishing and stirred media mill operating conditions, and configuration of the desulphurization circuit still required further investigation. NMG was in the unique position to own and operate a 3.5-tph demonstration plant at SMDS, which was utilized to firm up any remaining process design criteria with a small-scale processing plant that replicates the commercial process.

MARCH 2025	13-15

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

13.1.2	Internal Test Programs Conducted at NMG’s Demonstration Plant

With the goal of optimizing the process flow diagram following the completion of the 2018 FS, NMG studied various modifications to the study flowsheet and conditions. Several DOEs were carried out to understand the influence of operating parameters on the concentrate quality and efficiency of the process. The main difference between the demonstration plant and the commercial plan flowsheet is that the grinding circuit at the demonstration plant includes a rod mill and a ball mill instead of a semi-autogenous grinding (“SAG”) and ball mill. Another difference is that the commercial plant will have two separate process water circuits, one for graphite flotation and one for sulphide flotation. The separate water circuits will help minimizing the sulphur content in the graphite concentrate.

13.1.2.1	Position of the Magnetic Separator in the Desulphurization Circuit

Placing the magnetic separation ahead of sulphide flotation reduced the collector consumption by 20% from 100 g/t to 80 g/t. Reversing the sequence of sulphide flotation and magnetic separation also resulted in a reduction of the sulphur grade in the NAG tailings from 0.30%S to 0.17%S. Hence a decision was made to proceed with detailed engineering with magnetic separation as the first process step and sulphide flotation as the second process step.

It was also observed that the low intensity magnetic separator (“LIMS”) was not effective in reducing the sulphide content in the NAG. The LIMS was then removed from the process flow diagram and only the medium intensity magnetic separator (“MIMS”) was retained in the circuit.

13.1.2.2	Flash Flotation

The demonstration plant flowsheet was modified to reflect as much as possible the flowsheet of the future commercial plant. One modification was the installation of a flash flotation cell underneath the ball mill cyclone. The flash flotation cell is fed by the cyclone U/F to recover the liberated graphite coarse flakes before passing through the ball mill. It is important to recover the coarse graphite flakes as early as possible during the beneficiation process since coarse graphite flakes have a higher value than fine graphite flakes.

A DOE program was carried out to compare the performance of the flash flotation cell versus mechanical rougher flotation cells. The flash flotation cell can produce an intermediate concentrate grading 53.5–65% C(t) at 2.5–3.5% weight recovery of the plant feed. The flash flotation cell produced a significantly higher proportion of jumbo flakes in the rougher concentrate, compared to the conventional flotation cell. This is a clear indication that the flash cell will help preserving the integrity of the high value coarse graphite flakes.

MARCH 2025	13-16

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

The flash flotation tests confirmed that this equipment can accept slurry with high solids up to 60% to produce a rougher graphite concentrate recovering high percentage of very large flakes. Figure 13-4 and Figure 13-5 present the grinding circuit flowsheet at the demonstration plant including before and after the installation of the rougher flash flotation cell.

Based on the superior performance of the flash flotation cell, small footprint, and reduced risk of sanding out, a flash flotation cell was first incorporated into the commercial circuit design. However, as described in Section 13.1.4, adjustment in the Bécancour plant feed requirements has resulted in a new arrangement of the graphite flotation circuit and the removal of this flash cell from the design in 2023.

Figure 13-4: Demonstration plant rougher / scavenger circuit

Figure 13-5: Demonstration plant with rougher flash flotation cell / scavenger circuit

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

13.1.2.3	Tank Cell Flotation Tests

■	Most of the flotation cells at the demonstration plant are conventional mechanical flotation cells with froth paddles. Since the commercial plant has been designed with tank cells, it was decided to rent a pilot plant tank cell from Corem in Québec City to verify the suitability of this type of equipment.

■	To develop optimum operating conditions, a series of DOE programs were carried out with the tank cell placed at the primary, fine and coarse cleaning stages. The effects of four parameters, namely feed percent solids, feed rate, airflow rate and the froth depth on graphite and sulphur grades in the flotation concentrate and graphite recovery were investigated.

■	In the primary cleaning circuit, slurry feed density and airflow proved to be the most critical variables with regards to concentrate grade, while froth depth and airflow were the most important variables for carbon and sulphur recovery. As expected, the higher air flowrate increased graphite recovery but also reduced concentrate grades. A lower feed density benefited cleaner performance while a shallower froth depth increased graphite recovery. These findings are in line with expectations, but the DOE tests provided good starting values for the commercial operation and a suitable range.

■	The fines cleaning circuit proved very sensitive to feed density for both carbon grade and carbon recovery. A lower feed density allowed for a better separation of the graphite and gangue particles while increasing the feed density led to higher entrainment of gangue minerals. Froth depth was again a primary factor for high carbon stage recoveries. Airflow rates had little impact on the metallurgical performance within the evaluated range.

■	The coarse cleaning circuit was the least sensitive to the four process variables and both carbon grades and recoveries fell within a narrow range of 1-2%.

■	The test results indicated good metallurgical performance of the tank cells compared with conventional mechanical flotation cells that are currently installed at the demonstration plant. It was observed that the tank cell was much more stable and easier to control in the different cleaning duties.

■	Optimum conditions for the process variables were established for the one primary and two secondary cleaning circuits. While these conditions are only valid for the specific equipment employed in the demonstration plant, correlations between process variables and metallurgical performance are expected to scale up well for the commercial operation.

MARCH 2025	13-18

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

13.1.2.4	Polishing Mill

A DOE program was conducted to quantify the effect of four operating variables on the quality of the primary cleaning stage concentrate. The results would allow the determination of the optimum operation conditions of the polishing mill, followed by the primary cleaning stage.

The four parameters included in the DOE program were:

■	Polishing mill speed;

■	Feed percent solids;

■	Residence time;

■	Ceramic media load.

After each combination of above-mentioned operating conditions, the polishing mill discharge was transferred to the primary cleaning circuit and the concentrate carbon grade and recovery of the third cleaner concentrate was determined.

The results obtained in the DOE program were consistent with results obtained during the initial commissioning phase of the demonstration plant and laboratory scale experience. As expected, retention time and pulp density in the mill had the biggest impact on the metallurgical performance.

The recovery model based on this DOE predicts a 3rd cleaner concentrate grade of 96.4% C(t) optimized conditions, higher than the 93.4% to 96.0% C(t) produced during the laboratory optimization tests. The grades that were achieved for the 3rd cleaner concentrate were already close to the design plant grade of 97% C(t) even before secondary cleaning.

13.1.2.5	Attrition Mills

The requirements for the attrition and flotation conditions are different depending on the size of the graphite flakes. Larger graphite flakes in the Matawinie mineralization generally have a higher purity compared to the smaller graphite flakes and, therefore, require different attrition and flotation conditions. To achieve an optimal overall graphite grade, the third cleaner concentrate is classified into a fine fraction and coarse fraction before the final upgrading stages.

The flow diagram of the attrition mills, fines and coarse cleaning flotation circuit are depicted in Figure 13-6.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Figure 13-6: Attrition mills, fines and coarse cleaning flotation circuit

To confirm the process diagram and increase confidence in the design of the equipment for the commercial plant, attrition and flotation tests have been conducted in consultation and with the assistance of Metso-Outotec, the objectives of these tests were:

■	Characterize the impact of the attrition mill on fine particles (carbon recovery) and on coarse particles (degradation of coarse flakes).

■	Identify the main process control factors.

■	Identify a suitable range for the various process variables of the attrition mills including residence time and pulp density. These two are essential as they determine the useful volumes of the attrition mills.

■	Media type, media load, and impeller speed to evaluate their effect on the fine and coarse final concentrate quality and flakes sizes.

■	Communicate design criteria to Metso Outotec for validation of the scaling between the demonstration plant internal experiments and the commercial project.

MARCH 2025	13-20

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

In total, six comprehensive test programs have been conducted including a first screening DOE followed by a larger campaign of research and development comprising five test programs on fine graphite (F), coarse graphite (C), and mixed graphite (M). A summary of the scope of work of each program is presented in Table 13-9.

Table 13-9: Attrition mill DOE test matrix

Programs	Fraction tested	Constant parameters	Variable parameters	levels	Type of program	Material	Methodology
1	F and C	Media size = 2-4 mm	Media load (%) Time (min) Tip speed (m/s) %solid	5, 15, 25 10, 18, 26 4.7, 6.3, 7.9 8, 16, 26	Greco-Latin DOE (9 tests/fraction)	250l demo plat scale pin type attrition mill Lab scale flotation cell (4L)	1 attrition + 3 flotations for each fraction
2	F and C		Media load (%) Time (min) Tip speed (m/s) % solid Media size (mm)	30, 50 15, 30 2.2, 3.7 10, 20 3, 5	Full factoriel DOE (32 tests/fraction)	Lab scale petal type attrition mill (1L) Lab scale flotation cell (4L)	1 attrition + 1 flotation for each fraction
3	F	Media load = 50% Time = 30min Speed = 600rpm Density = 10% Media size = 3mm			2 complementary tests	Lab scale petal type attrition mill (1L) Lab scale flotation cell (4L)	1 attrition + 3 flotations and 1 att. + 1 flot. + 1 att. + 2 flot.
4	F	Media size = 3mm	Media load (%) Time (min) Tip speed (m/s) % solid	30, 45, 60, 75 10, 20, 30, 40 2.2, 2.6, 2.9, 3.3 5, 10, 15, 20	Partial factoriel DOE (16 tests)	Lab scale petal type attrition mill (1L) Lab scale flotation cell (4L)	1 attrition + 1 flotation
5	F, C and M	For fine : Media load = 60%, Density = 10%, Media size = 3mm For coarse : Media load = 60%, Density = 20%, Media size = 5mm For mixt : Media load = 60%, Density = 10%, Media size = 3mm	Time (min) Tip speed (m/s)	15, 30 2.2, 4.4	Full factiriel DOE + 1 central point (5 tests/fraction)	Lab scale petal type attrition mill (1L) Lab scale flotation cell (4L)	1 attrition + 1 flotation for each fraction
6	F and C	Media Load = 50% Media size = 2-3 mm	Time (min) Tip speed (m/s) % solid	15, 22.2, 30 1.6, 2.5, 3.3 10, 15, 20	Partial factoriel DOE + 6 central points (20 tests/fraction)	Lab scale pin type attrition mill Lab scale flotation cell (4L)	1 attrition + 3 flotations for fine fraction 1 attrition + 1 flottation for coarse fraction

The first program was conducted using the demonstration plant attrition mill to evaluate the impact of the media load, residence time, slurry solid percent and tip speed on the metallurgical performance. The findings of the initial test program led to further larger testing campaigns between February 2021 and July 2021.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Of the five programs, four were carried out at the NMG demonstration plant with a 1-L laboratory scale petal type attrition mill (programs 2, 3, 4 and 5) and one at the Metso Outotec laboratory with a laboratory scale pin type mill (program 6). The first program of this campaign (program 2) consists of a full-factorial DOE testing five factors with two levels for coarse (+80 mesh) and fine (-80 mesh) fractions. The goal of program 2 was to investigate the factors that were evaluated in program 1 in more detail and to highlight the interactions that may exist between them to set the sizing parameters for commercial stirred media mills. The results of the program provide clear correlations between the media load, residence time, mill speed, and media type.

The test work results suggested that the -80-mesh fraction required more cleaning flotation steps than the +80-mesh fraction to enhance the carbon grade of the final concentrate. An additional attrition step may help further to maximize concentrate grade. The three stages of cleaner flotation resulted in a carbon grade increase of 1.6% from 96.5% C(t) to 98.1% C(t). Adding a second attrition step produced another 0.7% grade increase to 98.8% C(t). The two additional stages of cleaning and an attrition step resulted in lower carbon recovery. However, since the circuit was operated in open circuit, the achieved recoveries are not reflective of a closed-circuit continuous operation.

Investigating high media loads and long retention times resulted in both inferior concentrate grades and significant flake degradation. It is postulated that the high energy input and long grind times resulted in agglomeration of graphite flakes and liberated gangue minerals.

The sixth and last program consisted of a DOE of three factors and three levels (20 tests for each fine and coarse fractions) set up by Metso-Outotec and taking into consideration the results of the previous test programs. All attrition tests were carried out in the Metso-Outotec laboratory with a pin type attrition mill. The 40 attritor discharges were sent back to the NMG demonstration plant laboratory to perform the flotation steps in the same conditions as for the previous tests. A single cleaning step was performed for the +80-mesh fraction and three cleaner steps for the -80 mesh feed. Even with the change of attritor type, the conclusions of this program are consistent with the other programs, which confirmed and strengthened findings of the previous five programs.

For equipment sizing purposes, operating parameters were chosen that maximize attrition performance while minimizing equipment size (strongly influenced by residence time and % solids).

The internal tests programs developed a much better understanding on how various process variables impact the metallurgical response of the Matawinie ore. Flotation and grinding equipment conditions were optimized to ensure maximum graphite concentrate grades while minimizing flake degradation. The test programs were able to significantly de-risk critical unit operations such as flotation cell design, polishing, and attrition mills. The final performance of the demonstration plant matched and exceeded the laboratory results used to develop the 2018 FS. The ability to replicate bench scale results with a 3.5-tph demonstration plant supports the scalability of the selected process equipment.

MARCH 2025	13-22

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

13.1.3	External Test Programs Conducted by Manufacturers and Research Laboratories

To technically de-risk the Matawinie Mine Project, additional characterization and test programs were conducted after completion of the 2018 FS to confirm some design criteria and properly size the equipment. These tests were conducted by different research laboratories and equipment manufacturers:

■	Comminution (SMC) at SGS Lakefield;

■	Classification tests at Multotec for the cyclones;

■	Thickening tests at Diemme and at Metso Outotec;

■	Filtration tests at Diemme and at Metso-Outotec;

■	Drying tests at: Metso-Outotec Kumera, Heyl Patterson, ThermoPower and Vettertec;

■	Inflammability and explosibility tests at XPS;

■	Rheology test at Saskatchewan Research Council.

The results of these test programs were in line with previous tests reports and were used to confirm the final sizing of most of the major equipment.

13.1.3.1	Comminution (SMC) at SGS Lakefield

A total of 12 samples from the Matawinie deposit were previously submitted for comminution testing under the SGS projects 14236-006, -007, and -010. The samples consisted of bulk samples, old drill core samples, or fresh drill core samples. A review of the comminution test results was performed by SGS under the SGS project number 14236-11 and concluded that there was a major difference in the test results, with some samples being significantly harder than others, and the cause of this discrepancy could not be explained by the age of the core, the carbon grade, or the depth of the samples.

A total of 15 samples were compiled in 2020 and submitted for SMC Test® (“SMC”). The type of samples and the reasons they were tested are briefly summarized below:

■	Two composites (SMC - 2020 and VAR 3 - 2020) that were tested originally in March 2017 and April 2018 were retested to determine if core aging had an impact on the sample competency.

■	Eleven variability samples (20200805-MC-01 to 11), representing small interval samples of various grades, depths, and locations were tested to investigate the hardness variability in the deposit.

■	One composite (20201001-SMC-02) representing the “contact zone” between the waste and the ore, was tested to characterize the competency of the waste.

The grindability testing results are depicted in Table 13-10.

MARCH 2025	13-23

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Table 13-10: Grindability testing summary

Sample	Sample	Tested	Tested	Average	Tested	Average	Head Assays (%)			Relative	JK Parameters
Name	Representing	Project	Size Fraction(mm)	Depth (m) in holes	Time	Sample Age (year)	C(t)	C(g)	S	Density	A x b	ta (1)	SCSE (kWh/t)
SMC	-	14236-006	-31.5/+26.5	99	Mar-17	1.1	-	4.06	-	2.73	84.1	0.80	7.29
SMC-2020	-	14236-13	-31.5/+26.5	99	Jul-20	4.5	4.43	4.10	2.72	2.76	87.0	0.82	7.22
SMC-2020 (2)	-	14236-13	-22.4/19.0	99	Nov-20	4.8	4.43	4.10	2.72	2.83	54.0	0.49	8.85
VAR 3	Far West - Bottom	14236-010	-22.4/19.0	85	Apr-18	0.9	4.8	4.26	3.26	2.76	53.3	0.50	8.78
VAR 3 - 2020	Far West - Bottom	14236-13	-22.4/19.0	85	Jul-20	3.1	4.45	4.28	3.28	2.76	56.6	0.53	8.56
20200805-SMC-01	-	14236-13	-31.5/+26.5	26	Sep-20	1.2	-	4.18	-	2.73	85.5	0.81	7.25
20200805-SMC-02	-	14236-13	-31.5/+26.5	112	Sep-20	1.2	-	3.38	-	2.76	84.3	0.79	7.31
20200805-SMC-03	-	14236-13	-31.5/+26.5	108	Sep-20	1.2	-	4.15	-	2.79	94.8	0.88	7.03
20200805-SMC-04	-	14236-13	-31.5/+26.5	99	Sep-20	1.2	-	4.73	-	2.74	83.6	0.79	7.31
20200805-SMC-05	-	14236-13	-31.5/+26.5	45	Sep-20	1.2	-	4.16	-	2.71	86.5	0.83	7.20
20200805-SMC-06	-	14236-13	-31.5/+26.5	33	Sep-20	1.2	-	4.22	-	2.73	99.1	0.94	6.88
20200805-SMC-07	-	14236-13	-31.5/+26.5	69	Sep-20	1.2	-	4.16	-	2.70	87.1	0.84	7.18
20200805-SMC-08	-	14236-13	-31.5/+26.5	167	Sep-20	4.2	-	4.18	-	2.82	85.5	0.79	7.32
20200805-SMC-09	-	14236-13	-31.5/+26.5	129	Sep-20	5.2	-	4.06	-	2.73	91.7	0.87	7.07
20200805-SMC-10	-	14236-13	-31.5/+26.5	11	Sep-20	3.2	-	4.04	-	2.75	80.3	0.76	7.43
20200805-SMC-11	-	14236-13	-31.5/+26.5	239	Sep-20	1.2	-	4.09	-	2.73	85.2	0.81	7.26
20201001-SMC-02	Contact Zone	14236-13	-31.5/+26.5	99	Nov-20	1.3	0.69	0.65	0.80	2.83	54.9	0.50	8.79

Older SMC results from previous phases are presented in italics.

(1) The ta value reported as part of the SMC procedure is an estimate.

(2) Labelled as “20201001-SMC-01” for the test work.

SCSE: SAG circuit specific energy

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Based on the 2020 SMC test results, the following can be concluded:

■	Core aging has no significant impact on the comminution test results;

■	Sample depth or sample grade does not have a strong impact on the competency of ore samples as illustrated in Figure 13-7 and Figure 13-8.

Figure 13-7: A x b values vs. Sample depth

■	The variability within the orebody is generally small, with all the ore samples falling in the soft range of competency.

Figure 13-8: Cumulative frequency of A x b from SMC only

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

■	The single waste/contact zone composite was significantly harder than the ore samples.

■	The reason that the six VAR composites tested in 2018 were significantly harder than the other samples tested was due to the SMC testing size. In theory, the testing size should not have a significant impact on the SMC test results. However, this was proven not to be the case for this deposit.

Since the 2017 SMC results from composite VAR 3 were used for engineering design purposes, the SAG mill was effectively oversized by 15-18%. This additional level of safety ensures that the SAG mill will not become a bottle neck of the operation even if some pockets with harder ores are encountered during processing.

13.1.3.2	Classification Tests at Derrick Screens and at Multotec

Attrition in stirred media mills is required to liberate remaining impurities in the cleaner graphite concentrate prior to the final flotation steps. The requirements for attrition of the coarse graphite and the fine graphite are different due to variation of the impurities in the various size fractions. The coarse graphite tends to be of higher purity than the fine graphite and, therefore, requires different attrition conditions than the fine graphite. Hence, it is required to classify the coarse and the fine graphite prior to processing in separate cleaner flotation circuits.

Multiple tests programs with screens only and with a combination of screens and cyclones were tested without any significant results. Most of these tests were either inefficient or resulted in too much fine graphite reporting to the coarse graphite product.

Excellent results were finally obtained in a test program that was conducted by a cyclone manufacturer. The fine content in the coarse product prior to the attrition stage was reduced significantly by reprocessing the cyclone U/F of the first cyclone stage in a second stage. A two-stage cyclone configuration produced only 4.9% to 5.7% of particles finer than 106 microns in the +80-mesh cyclone U/F, which is considered a good separation efficiency for graphite flakes.

13.1.3.3	Sulphide Rejection Circuit

The metallurgical flowsheet for the Matawinie graphite mineralization includes a sulphide rejection circuit to separate the graphite scavenger tailings stream into a high mass low-sulphur tailings stream (NAG) and a low mass high-sulphide tailings stream (PAG). The sulphide rejection circuit consists of sulphide rougher flotation followed by magnetic separation to minimize the sulphide losses to the NAG tailings. The circuit has been incorporated into NMG’s demonstration plant in SMDS, but the results obtained in 2019 were inferior to previous laboratory results performed on Master and variability composites. It was postulated that partial oxidation of the ore feeding the demonstration plant was responsible for the higher sulphur grades in the NAG product of the demonstration plant. To validate original laboratory scale results, NMG supplied 101 drill core samples for metallurgical testing.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

The primary objectives of the test program were to:

■	Confirm previous metallurgical results achieved on the Master and variability composites;

■	Evaluate the impact of reagent dosage, flotation time, and magnetic field strength on the effectiveness of the sulphide rejection;

■	Compare results to data that was generated for an oxidized demonstration plant feed sample.

The flotation time had a significant impact on the residual sulphur content in the NAG tailings and decreased from 0.34%S after 20 minutes of flotation to 0.21%S after 40 minutes of flotation. The PAX dosage has little impact on the sulphide flotation kinetics and sulphur losses to tailings.

The results of the desulphurization trials suggested decreasing flotation kinetics at lower residual sulphur levels and, therefore, the need for a long flotation residence time. Increasing the collector dosage over 100 g/t failed to further increase sulphide rejection.

13.1.3.4	Thickening Tests at Diemme and Metso Outotec

NMG contracted Diemme (Italy) and Metso Outotec (Canada) to conduct thickening test work on two graphite concentrate samples and six graphite tailings samples. The samples provided were:

■	Concentrate #1 and #2;

■	PAG #1 and #2;

■	NAG #1 and #2;

■	Scavenger Tailings #1 and #2.

These samples were produced in the NMG demonstration plant. Two products with different particle size distributions per sample type were tested to cover a range of grind sizes for liberation of the graphite and the sulphide minerals.

Diemme and Metso Outotec received separate aliquots of the same samples. The test work programs examined the processing variables to determine the achievable operational parameters of a high-rate thickener (“HRT”) for the different plant products. The results were then used to determine the final sizing criteria required for the detail engineering.

The scope of the testing was to conduct thickener test work on graphite concentrate and tailings samples, with the objective to determine:

■	Flocculant type and dosage;

■	Overflow clarity;

■	Underflow density;

■	Underflow yield stress.

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The Metso Outotec tests produced U/F densities of 65% to 70% for the NAG tailings and of 70% to 74% solids for the scavenger tailings w/w with clear overflows. High thickener feed rates of 1.0 t to 1.8 t/(m2h) were obtained for both tailings streams. The PAG tailings performed inferior with U/F densities of 55% to 65% and solids-loading rates of 0.6 t to 1.0 t/(m2h). Also, the overflow contained more suspended solids of 100-200 mg/L for the better tests. As expected, the graphite concentrate produced the lowest U/F densities owing to the low specific gravity of graphite. U/F densities ranged between 40% and 46% at low solids loading rates of 0.20–0.30 t/(m2h). The overflow was clear in almost all graphite thickening tests.

Diemme managed to achieve better U/F densities for the graphite concentrate with a maximum U/F density of 50% solids w/w at a solids loading rate of 0.5 t/(m2h). The solids concentration in the U/F in the NAG and scavenger tailings tests ranged between 68% and 74% solids w/w at solid fluxes of 0.6 t to 1.0 t/(m2h). The PAG tailings tests produced U/F densities between 63% and 73% solids w/w at solids loading rates of 0.4 t to 0.8 t/(m2h).

The test work on the eight samples provided to the two vendors has shown that the material can be successfully thickened to the target densities. The interpretation of the tests results was used at the detail engineering phase to size the four NMG thickeners for the Scavenger tailings, NAG tailings, PAG tailings, and Graphite concentrate.

13.1.3.5	Filtration Tests at Diemme and Metso Outotec

Diemme (Italy) and Metso Outotec (Canada) conducted pressure filtration test work on three samples, namely graphite concentrate, PAG tailings, and NAG tailings. Each sample was tested at two different grind sizes (coarse and fine) to quantify filtration characteristics. All samples were produced in the NMG demonstration plant facilities.

Metso Outotec test yielded filter cake moisture contents of 12% wt for both graphite concentrate samples, 10% wt for the two PAG tailings samples, and between 8% and 9% wt for the two NAG tailings samples. The Diemme test results fell slightly short of the Metso-Outotec data with moisture contents in the graphite concentrate of 13% wt, in the PAG tailings of approximately 14% wt, and the NAG tailings of 14% wt.

The test work on the six products has shown that the material can be successfully filtered to target moisture contents of 15% or lower. The interpretation of the tests results was used to size filter presses for the graphite concentrate, the NAG and PAG tailings.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

13.1.3.6	Concentrate Drying Tests at Five Different Suppliers

Drying tests were carried out by five suppliers at their test facilities to verify the capability of the indirect electrical dryer to reduce the moisture of the filtered graphite concentrate from 15% to a minimum of 0.3%.

Drying tests were conducted at the following vendors:

■	Metso-Outotec;

■	Kumera;

■	Heyl Patterson;

■	ThermoPower;

■	Vettertec.

In addition to the moisture content of the dried concentrate, the following technical parameters were considered:

■	High availability;

■	Low energy consumption;

■	Optimal design and structure;

■	Low emissions and emissions reduction;

■	Size classification of products.

The test reports from all suppliers confirmed that their dryers can reduce the concentrate moisture to at least 0.3% without any measurable degradation of the graphite flakes. However, energy consumption and footprints varied between the different drying technologies.

After review of the test results and proposals, the dryer with the lowest energy consumption and a GA that was more suitable for the NMG Concentrator layout was selected.

13.1.3.7	Flammability Tests at XPS

XPS conducted flammability tests on five graphite concentrate samples to assess their flammability classification according to the United Nations Part III Classification Procedures, Test Methods and Criteria Relating to Class 2, Class 3, Class 4, Division 5.1, Class 8 and Class 9, section 33.2.1. The following samples were subjected to flammability tests:

■	Graphite fines;

■	Graphite intermediate;

■	Graphite coarse;

■	Bulk sample for value-add processing;

■	Baghouse dust.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

The procedure for the flammability testing consists of two stages, namely preliminary screening and burning rate tests. If a sample tests positive in the preliminary screening test, it then proceeds into a burning rate test to be classified as either “Not readily combustible” or as a combustible solid according to Packing Group II or III. From the preliminary screening tests, all samples from NMG tested negative and were therefore classified as “Not readily combustible solid of Division 4.1.

13.1.3.8	Rheology Test at Saskatchewan Research Centre

SNC-Lavalin requested slurry characterization and pipeline modelling of PAG and NAG tailings thickener U/F slurry streams. The PAG stream is expected to contain 63% to 70% solids by mass and the NAG stream 57% to 65% solids by mass; both streams have an anticipated operating temperature range of 30-40°C. The scope of the work carried out at the Saskatchewan Research Centre (“SRC”) was to measure the physical and rheological properties of these mixtures for use in subsequent slurry pipeline predictions using SRC’s Pipeflow models.

Rheology measurements identified Newtonian behaviour for the NAG carrier fluid while the PAG carrier fluid sample displayed a slight non-Newtonian behaviour.

Minimum deposition velocities of 1.2-1.4 m/s were established for the PAG slurries and slightly higher values of 1.4-1.9 m/s for the NAG slurries.

Results suggest that centrifugal pumps could be used to transport both the NAG and PAG slurries, but pipeline tests were recommended for the PAG slurry at the highest solids concentration.

13.1.4	Internal Test Programs Conducted at NMG Lab

Due to the re-evaluation of the NMG marketing strategy of graphite, made in September 2023, it will no longer be necessary to preserve the extra coarse graphite particles early in the recovery process within the grinding circuit and to separate them from fine ones in the cleaning circuit. As a result, the opportunity was taken to simplify the flowsheet and improve the final concentrate grade while increasing the overall robustness of the cleaning circuit. The flash cell located between the primary cyclones and the ball mill is no longer required. Moreover, the classification cyclone clusters in the first stage of the cleaning circuit that split primary cleaning concentrate into fines and coarse have also been removed. In the new configuration the primary cleaning circuit includes the polishing mill followed by flotation tank cells; the primary cleaning concentrate will be upgraded to 97.5 C(t)% in the following three cleaning stages including attrition mills and flotation tanks and columns.

The new process configuration is depicted in Figure 13-9.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Crushing
Grizzly Feeders (2)
Jaw Crushers (2)
Sacrificial Belt Conveyors (2)
Stockpile Conveyor
Crushed Ore Stockpile
Apron Feeders (3)
SAG Mill Feed Conveyor
Primary Grinding
SAG Mill Screen
O/S
U/S
SAG Mill
Secondary Grinding & Flotation
Ball Mill Cyclones
O/F
U/F
Scavenger Flotation
Ball Mill
Cleaning
Polishing Mill
Cleaner #2
Cleaner #1
Cleaner Scavenger
Stirred Media Mill #2
Cleaner #5
Cleaner #6
Cleaner #4
Cleaner #3
Stirred Media Mill #1
Stirred Media Mill #3
Cleaner #7
Cleaner #8
Graphite Dewatering & Drying
Graphite Concentrate Thickener
Graphite Concentrate Filter Press
Graphite Concentrate Dryer
Graphite Concentrate Storage
Graphite Bins
Graphite Bulk Loading
Tailings Dewatering
Tailings Thickener
Magnetic Separation and Sulphide Flotation
LIMS
MIMS
Sulphide Flotation
NAG Dewatering and Stockpile
NAG Thickener
NAG Filters Press
NAG Tailings Stockpile
PAG Dewatering and Stockpile
PAG Thickener
PAG Filter Press
PAG Tailings Stockpile

Figure 13-9: New process configuration

To evaluate and verify the robustness of the new flowsheet test works have been conducted at the NMG laboratory in SMDS and are described in the following sections.

13.1.4.1	Open Circuit Tests

To validate the process design criteria (“PDC”) such as graphite liberation size, flotation kinetic, attrition mills retention time and feed solids%, a series of open circuit tests have been conducted at the NMG lab. The results of these test works have then been used to conduct LCTs. Open circuit test results are presented in the following subsections.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Validation of the Ball Mill Circuit P80

To validate the ball mill circuit P80 (150-210 microns), the design of experiments aimed different P80 between 150 µm and 210 µm, but the calculated rougher/scavenger feed F80 were between 180 µm and 210 µm microns. The results indicated only a marginal difference in the carbon grade, recovery and particle size distribution of the concentrate. The effect of the grinding circuit P80 on the quality of the PAG and NAG tailings could be evaluated during further test works.

Up-grading Validation, Tests P0

Five open circuit tests were carried out on the samples from the demonstration plant and submitted to laboratory equivalent circuits of both, “UC2022” and “UC2024” flowsheets. UC2022 tests produced graphite concentrates with 98.1% and 98.6% carbon content and 80.4% and 76.0% carbon recovery. UC2024 tests produced graphite concentrates with 98.9% and 99.2% carbon content and 80.9% and 80.1% carbon recovery. One test with the UC2024 flowsheet was omitted (P0-4) due to a faulty first attrition step but still reached high quality with 97.8% carbon content and 76.7% carbon recovery. The increase in up-grading is ranged between +0.4% and +0.8% of carbon content. The increase in the carbon recovery is not statistically significant. In conclusion, “UC2024” offers a higher carbon content in comparison with UC2022, and the carbon recovery is either the same or slightly better than UC2022. The abnormal performance obtained due to unoptimized attrition indicates how important the attrition stages are for the Matawinie Mine Concentrator.

The common settings of this set of tests are presented in Figure 13-10. The specific conditions, as well as the carbon contents and recoveries, are depicted in Figure 13-11.

Figure 13-10: Laboratory operating conditions of the open circuit tests of program P0

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Legend
P0-1	"UC2022" laboratory open test, UD ore sample, F80 = 190 µm
P0-2	"UC2024" laboratory open test, UD ore sample, F80 = 210 µm
P0-3	"UC2022" laboratory open test, UD ore sample, F80 = 180 µm
P0-4*	"UC2024" laboratory open test, UD ore sample, F80 = 180 µm; Defective test due to incorrect attrition
P0-5	"UC2024" laboratory open test, UD ore sample, F80 = 180 µm

Figure 13-11: Results of the open circuit tests of program P0

Graphite Rougher/Scavenger Flotation Kinetic

Rougher/scavenger kinetic has been widely studied in 2021 and 2022 using demonstration plant material. The objective of the current tests was to validate flotation kinetics with the MC sample of the pit. The sample, named “MC-23-02” is composed of drilled core samples of the south part of the Matawinie pit. A representative kinetic test with a fresh sample (UD Ore, 2022) was selected to further demonstrate plant ore sample and to be compared with the MC-23-02 sample. Figure 13-12 illustrate carbon and sulphur kinetics of the rougher/scavenger laboratory flotation. The observed differences of both samples are limited within the laboratory error which include small variations of the test settings between 2022 and 2024.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

In conclusion, testing UD Ore, 2022 and MC-23-02 samples result in high carbon recovery in parallel to a good selectivity of carbon versus sulphur. Graphite flotation is mainly completed at 90 seconds. At 180 seconds the carbon recovery is more than 96% and the carbon grade is maintained at over 60% carbon. Moreover, the sulphur recovery is less than 5%.

Figure 13-12: Rougher/scavenger flotation kinetics

Validation of the Attrition Time and Slurry Density Application

The design of experiments has been selected to test different settings of attrition: time and slurry density varying simultaneously: 7 minutes/10% solids, 10 minutes/12% solids and 15 minutes/25% solids have been tested. As explained previously, test “P0-4” was impaired by defaulting the first attrition step and resulted in the lowest carbon grade measured in the graphite concentrate. Another test “P2-1” is an LCT submitted to a total of seven cycles which gave a very high carbon grade.

The common settings of this set of tests are presented in Table 13-11. The specific conditions, as well as the carbon contents and recoveries, are depicted in Figure 13-13.

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Table 13-11: Operating conditions of tests for the attrition study

Legend
P0-2	"UC2024" laboratory open test, UD ore sample, F80 = 210 µm; attrition 7 min and 15% solids
P0-4*	"UC2024" laboratory open test, UD ore sample, F80 = 180 µm; attrition 7 min and 15% solids; *Defective test due to incorrect attrition
P0-5	"UC2024" laboratory open test, UD ore sample, F80 = 180 µm; attrition 7 min and 15% solids
P1-4-B	"UC2024" laboratory open test, MC-23-02 sample, F80 = 180 µm; attrition 15 min and 25% solids
P2-1	"UC2024" laboratory locked-cycle test, MC-23-02, F80 = 180 µm; attrition 10 min and 12% solids

Figure 13-13: Carbon grade and recovery of the final graphite concentrates in different attrition conditions

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

To achieve as high as possible carbon grade in the final graphite concentrate, the attrition steps need to be efficient in removal of the impurities from graphite flakes. All the settings, from 7 min retention time and 10% solids up to 15 min and 25% solids, produced high quality concentrates.

The increase in the attrition time looks to slightly decrease the final graphite concentrate particle size distribution (“PSD”). The obtained PSD for test “UC2024” is strictly ranged into the statistical variation of 2024 demonstration plant concentrates which has been used to define the upper and lower limits for commercial production (Figure 13-14). The particle size distribution curves of the set of tests are presented in Figure 13-15.

Figure 13-14: Final graphite concentrate d50 depending on the attrition time

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Figure 13-15: Final graphite concentrate particle size distribution curves depending on the attrition time

13.1.4.2	Locked-cycle Tests

One LCT, named “P2-1”, was carried out on the MC-23-02 sample. This type of test simulates industrial closed circuit by circulating the intermediate rejects of one cycle to the next cycle. LCT P2-1 consists of seven cycles whose settings are depicted in Figure 13-15. Another change to the previous laboratory open circuit tests is the addition of the cleaner scavenger step, fed with cleaning circuits tailings. The cleaner scavenger concentrate is sent to the polishing feed and the tails are sent to the rougher/scavenger flotation feed. The desulphurization was carried out on the last cycle graphite scavenger reject.

The detailed settings of LCT P2-1 are presented in Table 13-12, as well as the stabilizing evolution of the graphite concentrate in Figure 13-16.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Table 13-12: Operating conditions of locked-cycle test “P2-1”

Figure 13-16: Evolution of graphite concentrate per cycle of LCT P2-1

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

After stabilizing the process, the graphite concentrate was 98.9 C(t)% and carbon recovery was 95.3%. Detailed mass and metal balances of the main streams are presented in Table 13-13.

Table 13-13: Mass and metal balances of LCT P2-1

Stream	Wt%	C(t)%	Recovery C%	S%	Recovery S%
Head	100.00	3.66	100.0	3.49	100.0
Rougher/Scavenger Concentrate	7.00	62.06	118.7	2.02	4.0
Rougher/Scavenger Tail	96.48	0.18	4.7	3.61	99.9
Cleaner Scavenger Concentrate	1.49	60.55	24.6	2.58	1.1
Cleaner Scavenger Tail	3.48	24.66	23.4	3.97	4.0
Primary Cleaning Concentrate	4.68	93.93	120.0	0.38	0.5
Primary Cleaning Tail	3.81	22.39	23.3	4.25	4.6
Secondary Cleaning Concentrate	4.13	97.71	110.3	0.14	0.2
Secondary Cleaning Tail	0.54	65.15	9.7	2.20	0.3
Tertiary Cleaning Concentrate	3.79	98.63	102.2	0.09	0.1
Tertiary Cleaning Tail	0.34	87.42	8.1	0.63	0.1
Quaternary Cleaning Concentrate	3.52	98.98	95.3	0.09	0.1
Quaternary Cleaning Tail	0.27	94.14	6.9	0.11	0.0
High Sulphur Concentrate	15.00	0.80	3.3	22.46	96.6
Low Sulphur Tail (NAG)	81.48	0.06	1.4	0.14	3.3

The carbon upgrading in each cleaning step is depicted in Figure 13-17. The asterisk (*) in front of the flotation step label indicates that attrition occurred just before flotation. Statistically, the carbon upgrading is more effective when the attrition occurred just before flotation. This assumption supports the robustness of the “UC2024” flowsheet due to running attrition-flotation during each cleaning step. The carbon upgrading of the commercial plant has been estimated based on the LCT-P2-1 test results and applying the correction factor due to the difference between ideal laboratory conditions and an industrial environment.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Asterisk (*) indicates that attrition was applied just before flotation

Figure 13-17: Enhancing of the grade of the graphite concentrate of UC2024 circuit, P2-1 LCT

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Typical particle size distribution curves are presented in Figure 13-18, depending on the employed analytical equipment, Ro tap sieves or MasterSizer granulometry laser.

Particle Size Analysis, LCT "P2-1" Graphite Concentrate
Cumulated Undersize %
Size (µm)
100
90
80
70
60
50
40
30
20
10
0
10
100
1000
152
192
Laser Analysis
Sieving Analysis
d50

Figure 13-18: Particle size analysis of graphite concentrate of LCT P2-1

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

13.1.5	Conclusions and Recommendations

13.1.5.1	Grinding

Grindability tests have been performed on a sufficient number of samples to assess the comminution characteristics of the deposit properly. The results of the grindability tests indicated that the Matawinie ore is considered soft to very soft ore. These test results were used as a basis for plant design.

13.1.5.2	Graphite Flotation

The changes in the ore processing strategy for the commercial plant in September 2023 offered a simplification of the flowsheet as well as a more efficient beneficiation. A first series of tests in NMG’s facilities in 2024 have shown that the graphite recovery of the new flowsheet is similar to the 2022 flowsheet, and that there is an improvement of the graphite concentrate by the increase in the carbon content and the decrease in the sulphur content. In 2025, NMG will continue to carry out trial programs on its own and through external resources, to increase the representativity and the reliability of the results.

13.1.5.3	Desulphurization Circuit

No changes were made to the desulphurization circuit in 2024. Flotation tests done at a laboratory scale and at the NMG demonstration plant demonstrated that it is feasible to separate the tailings stream into a high mass low-sulphur tailings stream (NAG) and a low mass high-sulphide tailings stream (PAG) with magnetic separation followed by sulphide flotation. The demonstration plant data also showed that the LIMS was not effective in reducing the sulphide content in the tailings, MIMS are required.

13.1.5.4	Solid-Liquid Separation

The following tests were performed at manufacturers installation or laboratory:

■	Thickening tests of concentrate, tailings, PAG and NAG tailings, bench-scale;

■	Filtration tests of concentrate, PAG and NAG tailings, bench-scale;

■	Drying tests of concentrate, pilot-scale;

These tests were done on representative samples from the demonstration plant with the 2022 flowsheet. It is not expected that the new flowsheet will change the solid-liquid separation test results for all the materials tested.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

The test results were used to determine the dimensions of the processing equipment described in Chapter 17.

13.1.5.5	Concentrate Results

The ore testing programs culminated in a projected LOM graphite concentrate grading 97.5% C(t) with a graphite flake size distribution as presented in Table 13-14.

Table 13-14: Projected LOM graphite concentrate flake size distribution

Flake Size Distribution
Unit	+50 Mesh	+80 Mesh	+150 Mesh	-150 Mesh
%	12	30	28	30

13.2	Bécancour Battery Material Plant

The test work programs for the development of the Bécancour Battery Material Plant program are divided in three sections representing the main processes:

1.	Micronization and Spheronization;

2.	Purification;

3.	Coating.

All process development and client’s product qualification test works have been conducted using concentrate flakes produced at NMG’s demonstration plant in Saint-Michel-des-Saints using ore (40,000 t) mined at NMG’s Matawinie open pit mine, also located in SMDS.

Details of the process diagrams and operating parameters of this second transformation of graphite into AAM are confidential (dedicated to NMG’s clients’ specifications). Some information can be made available but only under a non-disclosure agreement (“NDA”).

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13.2.1	Micronization and Spheronization

In 2019, NMG acquired a Micronization and Spheronization (“M/S”) unit from an Original Equipment Manufacturer (“OEM”) to be able to process and spheronize 120 kg/h of graphite. This equipment was selected based on trials previously performed at the OEM test centre that showed promising results. This unit was installed in the SMDS NMG Demonstration Value-Added Plant (“DVAP”) and has been used to perform more than 2,900 tests on the NMG Graphite concentrate to better understand the process step.

In 2022, NMG acquired a second, larger, micronizing and spheronizing unit to increase the capacity of the DVAP installation and confirm the OEM test results on a full-size commercial unit.

With a combination of thorough DOE and planned test phases, over 3,600 runs have been completed with the two equipment units. Several variables were studied to build an in-depth understanding of the impact of each on the final product (powder properties such as PSD and tap density) and the performance (yield and throughput). In parallel, NMG continued testing numerous other OEMs to evaluate and choose the one with the best performance and cost effectiveness. As a result, an OEM renowned and experienced in the industry has been chosen for the M/S section of the Bécancour Battery Material Plant.

Subsequently, in 2024, commercial-sized equipment for each M/S from this OEM were installed and commissioned at the DVAP in SMDS (henceforth referred to as “OEM-Béc”).

13.2.1.1	Micronization and Spheronization Sector Flowsheet

The M/S sector is divided into two main steps. The first step is the micronization, which consists of graphite particle size reduction. The second step is the spheronization, where particles are rounded to obtain a spherical shape. The main objective is to round the graphite particles to increase the density of the spherical graphite (“SG”).

Several large-scale tests were performed at OEM test centres and NMG’s DVAP in SMDS to identify the optimum process configuration.

13.2.1.2	Feed Material Characteristics

The feed material used for the M/S sector is the bulk material from the Matawinie Mine Concentrator. This material is identified as a concentrated graphite (“CG”) at <20 mesh and represents all the CG products with no sieving to maximize the yield of graphite flakes to anode material.

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Table 13-15 shows the PSD and carbon content for the graphite flakes produced at the NMG Mineral Processing Demonstration Plant in SMDS. Theses average values are based on the analysis of 14 lots of 1 t produced by NMG in 2024. The lots selected show an average carbon content of 97.51%.

Table 13-15: Feed material characteristics for M/S sector

Characteristic(1)	<20 mesh
D97 (µm)	443–815
D90 (µm)	338–598
D50 (µm)	119–255
D10 (µm)	18–70
Total Carbon (%)	95.9–99.0

(1) PSD measured with the Malvern Mastersizer 3000.

All feed samples used to perform the different M/S test programs were sourced from the NMG Phase 1 Matawinie Mine Project and were concentrated at the demonstration plant in SMDS. These flakes are representative of the concentrate from the commercial operations.

13.2.1.3	Micronization

The first step in processing the CG is micronization that breaks down the coarser flakes (PSD as shown in Table 13-16) to a size that is suitable for the subsequent spheronization step.

Test programs were performed at the OEM Test Centre and at the NMG DVAP in SMDS to evaluate the performance of the Impact Air Classifier Milling process. The main objective of these tests was to process NMG’s flake concentrate from the Matawinie Mine to produce a narrow PSD of micronized graphite while generating fewer fine particles.

Based on test results, it was possible to achieve micronized graphite at less than 20 µm D50. This is adequate for the next step.

Table 13-16: DVAP OEM-Béc – Micronization data

Characteristic	Micronized Product
Test Identification	AM0052
Feed Used	24-0250N0024
Feed D90 (µm)(1)	512
Feed D50 (µm)	220
Feed D10 (µm)	53.5
Total Carbon (%) Feed	97.44
M-D90 (µm)	29.7
M- D50 (µm)	15.7
M- D10 (µm)	5.90

(1) PSD measured with the Malvern Mastersizer 3000, dry dispersion.

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The test data in Table 13-16 confirms that with a feed of –20 mesh (D50 of 220 µm), micronization to a D50 of 15 µm can be achieved. The feed material used, 24-0250N0024, was concentrated at the NMG DVAP in SMDS on February 13, 2024. The lot was sourced from the ore batch ST-555-01-08 (reference to the blasting number, location coordinates and elevation in the Matawinie Mine pit).

Since the equipment is of commercial-scale, no scale-up factor is required to be factored in for the performance.

13.2.1.4	Spheronization

Spheronization is a shaping process that rounds the micronized graphite particles, thereby increasing the density. The density of the SG is measured in terms of tap density that represents an increased bulk density attained after mechanically tapping a container containing the powder sample.

Tests have been performed at the OEM Test Centre and at the NMG DVAP in SMDS to evaluate the spheronization process. The main objective of these tests was to attain the powder properties and specifications of the targeted clients while maintaining high yield and throughput.

The product (SG) is identified by the value of its D50 in microns (µm). For example, SG20 represents a spherical graphite where 50% of the particles are smaller than 20 µm.

At the DVAP, following micronization, more than 3,600 different spheronization tests have been performed with more than 150 t of CG feed stock, with the equipment installed in 2019 and 2022. Different sizes of SG, ranging from SG10 to SG30, were produced from the CG feed material from the Matawinie Mine by adjusting the micronized graphite PSD, the air classifier cutting point and the spheronizer parameters. Effects of other parameters have also been studied but their impacts have been noted to be less influential on the final SG characteristics.

The NMG DVAP testing program results show that the tap density of the SG increases with the increase in shaping time. However, it has also been observed that higher processing times generate more fines. Thus, increasing the tap density of SG reduces the equipment throughput proportionally, thereby resulting in lower SG yield. Tests have therefore been performed to optimize the equipment parameters to improve performance while achieving client product specifications.

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The extensive data hereby collected was used as a reference to accelerate the development with the OEM-Béc.

The objective was to produce two different product variants: low tap density (Product 1) and high tap density (Product 2). Product 1 was made using feed material H0250-19-24-0004, which is a -20 mesh made with a mix of +50 mesh and -50 mesh. The mix reproduces the bulk material that would be generated at the commercial plant, with no sieving. The +50 mesh used is 21-0205N0006 (14.8% of the mix) and was concentrated at the NMG DVAP in SMDS on April 14, 2021. The -50 mesh used is 23-0550N0029 (85.2% of the mix) and was concentrated at the NMG DVAP in SMDS on July 3, 2023. Both lots were sourced from the ore batch ST-555-01-08 (reference to the blasting number, location coordinates and elevation in the Matawinie Mine pit).

Product 2 was made using feed material 24-0250N0044, which is a -20 mesh, concentrated at the NMG DVAP in SMDS on June 17, 2024. The lot was sourced from the ore batch ST-555-01-08 (reference to the blasting number, location coordinates and elevation in the Matawinie Mine pit).

These spheronization tests resulted in low and high-density products meeting all targeted clients specifications.

The extensive tests performed with the two equipment units (from 2019 to 2022) at the DVAP in SMDS greatly accelerated the testing and development process with the OEM-Béc equipment, installed in 2024.

Over 50 spheronization tests have been performed with the OEM-Béc to optimize the operation parameters and produce samples for customer validation. Since the equipment is of commercial-scale, no scale-up factor is required to be factored in for the performance.

NMG continues testing the equipment to optimize and improve performance, while producing newer product variants.

13.2.1.5	Impurities Balance Sheet

The impurities Balance Sheet was produced by the compilation of the graphite produced at the NMG DVAP in SMDS. The different product analysis values were based on the average results of a minimum of 10 analyses of representative samples.

The spheronization step increases the carbon content of the graphite by 0.7% in comparison to the CG.

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Figure 13-19: Impurity balance

Most of the tests at the DVAP were performed with CG ranging between 94% and 97% carbon content. Since the average CG feed at the Bécancour Battery Material Plant is expected to be at 97.5% carbon content, as discussed in Section 13.2.1.2 Feed Material Characteristics, a calculation was done, as shown in Figure 13-19, to validate the 0.7% increase.

The impurities can be seen with a Scanning Electron Microscope (“SEM”). Figure 13-20 shows the SG product with white rounded particles of similar size to the SG. These impurities were identified as Aluminosilicate (“Al2O5Si”) particles by SEM/Energy Dispersive Spectroscopy (“SEM/EDS”).

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Figure 13-20: Impurties inside SG

13.2.2	Secondary Spheronization

Tests were performed at the NMG DVAP in SMDS to evaluate the secondary spheronization batch process. The main objective of these tests was to create a smaller SG from the fines created during the spheronization of the larger product. At the DVAP installation, more than 400 different secondary spheronization tests have been performed. The test results prove that the original equipment used by NMG in the DVAP can produce a secondary spheronization graphite with improved tap density.

13.2.3	By-product Valorization

The fines that are rejected during the spheronization process have a D50 of <10 µm. This product has a low density, lower carbon content and thus lower value. Several tests were carried out to evaluate various valorization options for these fines such as classification, secondary spheronization and granulation.

Based on future market demands, the optimal valorization strategy shall be adopted for the Bécancour Battery Material Plant.

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13.2.4	By-product Classification

Two testing programs were developed and executed with two different OEMs to classify these by-products and create an ultrafine product. The classifying technology tested was the Air Classifier that is generally recognized as the most efficient technology for particles in the range of 2 µm to 30 µm. Table 13-17 shows the results obtained from these trials.

Table 13-17: Air classifier test result

Parameters	Feed Material Tested	OEM #1	OEM #2
D90 (µm)	12.7-12.9	7.2	5.9
D50 (µm)	5.8-7.1	3.6	2.8
D10 (µm)	2.2-3.3	1.4	1.2

Further testing with these OEMs will continue, to optimize this process.

13.2.5	Chemical Purification

13.2.5.1	Introduction

In order to provide the best possible purification treatment for active anode material, NMG has chosen a chemical process, commonly used in natural graphite industry, as an alternative to the previously developed carbo-chlorination process. The decision to modify the purification process was based on a reduction in the technological risks associated with scaling up the carbo-chlorination equipment. The chemical purification process has been proven to be more robust for natural graphite with equipment already available on the market.

In the chemical purification process, spheronized graphite is treated with a mixture of chemicals at different stages of the leaching process to remove impurities. Table 13-18 lists the typical chemical reagents and the mineral species they are typically used for.

Table 13-18: Typical chemical used in natural graphite purification process

Chemical Reagent	Common Impurities Removed
Hydrofluoric Acid (HF)	SiO2, Al2O3
Hydrochloric Acid (HCl)	CaCO3, Cu, MgO, Fe2O3
Sulphuric Acid (H2SO4)	FeS, Al2O3
Nitric Acid (HNO3)	FeS
Caustic Soda (NaOH)	Si, S, FeS, FeS2

Source: Australian Government, 2022

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13.2.5.2	Traceability of Graphite

As specified in Section 13.2, all graphite samples used for chemical purification test works come from the SMDS open pit bulk sample (40,000 t) after mineral processing and spheronization at the demonstration plant. The contaminant level in the graphite varies depending on the flake source used for spheronization tests. As shown in Table 13-19, a wide range of impurity concentrations, representing both good and bad performances of the concentrator demonstration plant, have been treated to assess the robustness of the leaching process.

Table 13-19: Variation of contaminant used in chemical recipe development

Variability	LOI %	%S	Fe (mg/kg)	Si (mg/kg)
Minimum Value	95.06	0.199	2,280	3,280
Maximum Value	98.36	1.522	14,600	9,670

13.2.5.3	Laboratory and Pilot Tests

The generic process tested consists of three leaching steps, followed by filtration and cake washing. A final neutralization of the cake is performed to minimize wash water consumption (Figure 13-21). The main impurities, including sulphur, iron and silicon, are removed to reach a purity level of ≥ 99.90%.

Figure 13-21: Purification simplified flow diagram

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Laboratory testing has been performed in parallel at three different Canadian laboratories, as well as a German and a Chinese laboratory. As each laboratory has different installations and capacities in terms of the number of samples it can process weekly, good collaboration between laboratories has enabled results to be shared and process development to be accelerated. The key parameters for leaching are the identification of the proper chemical, the process conditions (concentration of chemical, temperature and residence time) and the leaching sequence.

NMG’s approach was to first test different combinations of parameters on the same graphite lot to better understand the reactions. Then, the leaching conditions were tested on different graphite lots to ensure the robustness of the process. After more than 100 different leaching trials performed on more than 15 different graphite lots, the leaching process effectively removes contaminants and meets standard battery specifications.

Laboratory Process Development

A Canadian laboratory was able to leach at two different temperatures with multiple combinations of eight different chemicals at different residence times. It also worked on the kinetics of the reaction to evaluate the proper leaching sequence and steps. This laboratory was using between 1 kg and 3 kg of graphite in its leaching tests. This work helped NMG define the optimal parameters to remove contaminants without adversely affecting the physical properties. This laboratory carried out 40 complete leaching trials.

A second Canadian laboratory carried out trials on 200 g and 2.5 kg samples as well as performed continuous pilot trials on 50-kg batches. A total of 48 different leaching trials have been completed using a combination of three different temperatures, different residence times and testing eight different chemicals.

A third Canadian laboratory provided metallurgical testing and analytical services. Its work was instrumental in supporting the chemical combination to remove sulphides. Work continues with this laboratory to further confirm the leaching process.

A Chinese company with experience in natural graphite hydrometallurgical process development supported laboratory testing to optimize process parameters and helps NMG to reduce Opex for the purification process.

A European leading consultancy and engineering company in industrial specialty mineral processing validated assumptions on process parameters and replicated the NMG purification process testing.

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13.2.5.4	Results Discussion

NMG has identified the right process flowsheet with the right combination of chemicals and conditions to purify graphite from the Matawinie Mine and meet specifications of the targeted clients’ standard products. A wide range of impurity concentrations have been tested to assess the robustness of the leaching process and provide inputs for the engineering design. Test results are available under non-disclosure agreement.

Additional work needs to be done to optimize process parameters and costs to the different contaminant concentrations.

The leaching process was successfully scaled up from 200 g to 50 kg at a Canadian facility. Purified samples are sent to customers for evaluation; results received to date are in line with the laboratory’s analytical laboratory results and confirmed that graphite purified by NMG's chemical process meets specifications.

13.2.5.5	Leaching Optimization

Now that purification has been demonstrated with different graphite lots, optimization continues, refer to Table 13-20 for areas of work. A detailed action plan is available.

Table 13-20: Leaching optimization

Topic	Area of Optimization
Reagent Optimization	Direct Opex cost for leaching and water treatment
Kinetic Optimization	Temperature versus residence time, impact on Capex and Opex (number and size of reactors, reagents, heating…)
Sulphur Content	Removal with heat technology, during drying and/or coating(1)

(1)	Commercial Matawinie feed stock sulphur content will be lower than some of the lots used for development.

Independent validation of the leaching process is ongoing with external firms and variable quantities of feed material.

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13.2.5.6	Water Treatment

The spent leaching solutions collected during filtration of the purified graphite are processed in a water treatment plant where residual reagents will be neutralized, all dissolved minerals will be precipitated and filtered, and the water thus recovered will be further purified for reuse in the purification process.

Neutralization trials have been performed at two laboratories following a process yet to be optimized. It is this information that was used for the engineering design of the water treatment plant on which the Capex and Opex estimates are based.

More development work needs to be done, in parallel with the leaching optimization, to refine the process, with the objectives of improving costs and minimize the amount of sludge generated.

Figure 13-22: Waste water treatment simplified block flow diagram

13.2.6	Coating

The coating process of NMG's spheronized and purified graphite is the final step in the anode material value-added process. This process is important to enhance the electrochemical performance of the material in Li-ion batteries. This step consists of the application of a nanometric layer of amorphous carbon on the surface of the spherical purified graphite (“SPG”).

This coating process is carried out in several stages, starting with a prepared solid carbon precursor mixed with the SPG in a specific dosage. This uniform mixture is then heated in successive stages inside an inert atmosphere furnace where the devolatilization and pyrolysis of the precursor take place on the surface of the graphite, which is then calcined to obtain an amorphous carbon on the surface. Four additional steps are then carried out to obtain the particle size required, and to ensure the purity by the various customers.

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To establish the right precursor recipe, process conditions and prove the coating concept, NMG carried out various tests in an independent laboratory, in the test facilities of an equipment supplier (pilot) and in its own demonstration plant (large scale).

The purpose of the first stage of trials was to determine the required process conditions and type of precursor needed for amorphic carbon coating. Multiple laboratory tests were performed at the National Research Council of Canada (“NRC”), based on literature reviews and experience from consulted experts. The samples obtained were then evaluated though electrochemical tests in half coin cells, to establish the baseline of the process conditions for the subsequent steps.

The baseline conditions were then tested at a pilot scale performed at a supplier’s facility. The material obtained was subsequently evaluated to confirm the results from the laboratory.

This became the baseline for the construction of the Phase 1 Battery Material Demonstration Plant Project, a 2,000-tpy coating line in SMDS that is used to optimize the coating process conditions.

13.2.6.1	Laboratory Tests at the National Research Council of Canada

The laboratory tests proved the concept of coating the NMG SPG with a solid carbon precursor and established the baseline parameters needed for the coating process to achieve the material properties needed for the Li-ion battery.

Table 13-21 indicates the parameters that were tested.

Table 13-21: Tested parameters related to coating

Parameters	Level	Other Considerations
Precursor Base Material	Coal base / Petroleum base	Material from Europe and China
Precursor Type	Low, medium, high (SPM*)	For both Coal tar and Petroleum
Graphite/Precursor Ratio	Low, medium to high %
Precursor Particle’s Size	Fine to coarse (µm)
Pyrolysis Heating Rate	Slow to rapid °C/h
Pyrolysis Condition	Agitated/non-agitated

* Softening Point Mettler

The effects of each parameter were evaluated by characterization of the coated samples through X-ray diffraction analysis and specific surface area measurements, process yield estimation, and half-cell coulombic efficiency and reversible capacity results.

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SPG/Precursor Ratio & Quality Type

Objectives:

■	Validate the different precursors available on the market and the different process conditions to obtain a specific surface area (“SSA”) within the required specification and the proper electrochemical properties of the NMG coated graphite in half cell batteries.

■	Determine the baseline for the coating process through multiple testing.

NRC Trial Summary

From all the different tests and validations done at the NRC laboratory, the proper operating conditions, parameters, precursor types and specifications were identified to achieve the electrochemical properties necessary for the Li-ion anode material. Testing results of many NMG samples are equivalent or slightly better than the commercial material used as comparison.

These baselines were used to characterize parameters of the equipment needed for the Bécancour Battery Material Plant.

13.2.6.2	Larger Scale Equipment External Testing

From the baseline parameters developed in the laboratory, the coating process was tested in the pilot plant to ensure that the supplier-proposed technology could respond to the requested criteria and allowed NMG to correctly identify the capability and capacity of each process equipment. This allowed NMG to determine the size and configuration needed for the 2,000 tpy demonstration plant in SMDS.

Precursor Milling Equipment

As evaluated in the laboratory test, the milled precursor sizing is very important to achieve proper coating.

Two types of milling equipment were tested to achieve a defined size distribution. In both cases, the required sizing distribution was achieved. The selection of the commercial technology will be determined by economic criteria, efficiency, and maintenance requirements.

Pyrolysis & Calcination Kiln

The laboratory testing clearly demonstrated the importance of having a kiln capable of doing the pyrolysis & calcination in a fixed bed, to avoid agglomeration of the graphite particles.

The kiln will have to be capable of reaching a sufficient maximum target temperature, within the required temperature profile and in an inert atmosphere.

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A total of 20 kg of mixed material was sent to a dedicated kiln supplier to be tested in a pilot kiln, at a scale of approximately 1 to 4 compared to the commercial size.

Mixing Trial

Two types of mixers were tested at the pilot scale to identify the most efficient mixer. Up to 1 t of material was mixed, in over 40 batches, with good efficiency and consistency.

Microscopic analysis of over 90 samples showed a good uniformity of the blend within the batch and between the different batches. As required, the precursor particles were, in majority, “attached” to a graphite particle, well distributed, and no agglomeration of precursor was observed, as demonstrated in Figure 13-23.

Figure 13-23: Mixing evaluation

13.2.6.3	Pilot Scale Battery Testing

The NMG graphite anode material produced at a pilot scale was tested in pouch cells and compared to a commercial material.

The performance tests were carried out at the NRC; the conclusions (June 2023) were the following:

“Based on the pouch cell tests, the following conclusions can be drawn: NMG Pilot CSPG graphite performed comparably to SPGPT803 throughout the prototype manufacturing process (efficiency, fault types, process steps, etc.). Electrochemical data during cell formation demonstrates that there are no electrochemical phenomena that differ between Pilot CSPG graphite and commercial source sample SPGPT803. The reversible capacities of cells manufactured with Pilot CSPG and SPGPT803 show similar capacities and initial coulombic efficiencies. NMG Pilot CSPG graphite is slightly superior to the commercial source SPGPT803 in terms of high-power performance. Capacity retention did not reach the target of >80% over 1,000 cycles for both cell series. This failure must therefore be attributed to the cell construction and not to the anode materials. On average, both prototype series maintained 80% of their initial capacities up to 750-800 cycles. Thus, NMG Pilote-CSPG graphite is equivalent to a commercial grade.”

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13.2.6.4	Large Scale In-house Testing (SMDS)

Following the laboratory and equipment testing at a first equipment supplier’s facility, NMG installed and commissioned a 2,000-tpy capacity coating circuit with all the equipment needed in Phase 2, including automated material transport, preparation, and packaging. Scale-up to Phase 2 may differ depending on the equipment type, but should roughly be at 1/3.

Demonstration Plant Tests and Results

Different tests were performed to confirm the process parameters and conditions at a commercial scale. Production campaigns of up to 30 tonnes were conducted to confirm process conditions, equipment efficiency and reliability.

Objectives:

The objective was to confirm the different coating process parameters in a commercial scale operation, mainly:

■	The specific surface area of the CSPG, as it is the main physical parameter of the coating process. Coating is essential to reduce the SSA to the required specification.

■	The purity level of the CSPG, to ensure that neither the process nor the precursor induces contamination.

■	The PSD, to ensure it remains unaffected by the coating process and remains within the customer specification.

■	The global yield, to evaluate the process capability to meet the required customer volume.

Process parameters:

■	Different types of spherical graphite:

-	D50 ≈ 11 µm (S11)

-	D50 ≈ 17 µm (S17)

■	Precursor ratio: low – medium – high

■	Precursor sizing

■	Calcining temperature

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Scale up tests with commercial-sized equipment confirmed that the graphite/precursor ratio can be lower than what was tested in the laboratory or pilot scale.

The PSD of both S11 and S17 remained practically unchanged and this with three different precursors contents.

Other results with external materials

To retain sufficient NMG’s graphite concentrate for product qualification purposes, several tonnes of uncoated SPG of two different sizes were sourced externally. This material was used to optimize the process and operation of NMG's large-scale coating demonstration circuit.

The purity levels remained well above the specification (≥ 99.90% C(t)) at an average of 99.98% C(t) on 47 samples after the coating process. Figure 13-24 presents the purity levels after coating.

Capability Analysis for LOI

Process Performance Report

Capability Histogram

Are the data above the limit?

LSL
99,900
99,916
99,932
99,948
99,964
99,980
99,996

Actual (overall) capability is what the customer experiences.

Potential (within) capability is what could be achieved if process shifts and drifts were eliminated.

Process Characterization

Total N	47
Subgroup size	13 - 34
Mean	99,980
Standard deviation (overall)	0,0079169
Standard deviation (within)	0,0080082

Capability Statistics

Actual (overall)	
Pp	*
Ppk	3,35
Z.Bench	10,05
% Out of spec (observed)	0,00
% Out of spec (expected)	0,00
PPM (DPMO) (observed)	0
PPM (DPMO) (expected)	0
Potential (within)	
Cp	*
Cpk	3,31
Z.Bench	9,94
% Out of spec (expected)	0,00
PPM (DPMO) (expected)	0

Figure 13-24: Purity level after coating

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13.2.6.5	Recommendations

At this stage, it is recommended to use the baseline process parameters tested in the demonstration plant for this Study, as no issues were observed, and the product quality was within the target.

NMG is committed to further test the process parameters and equipment’s limits and conditions to further improve the quality, performance, and productivity, and to better establish the process capability over time at its SMDS demonstration plant.

13.2.7	Finishing and Bagging

Sieving & Magnetic Separation

Both types of equipment are standard in the battery anode industry to remove all coarse and magnetic impurities that may have been picked up during the process following purification.

Tests were performed by equipment manufacturers to establish the sizing design criteria and to select the equipment for Phases 1 and 2 of the anode plant.

The tests also confirmed the ability of the sieving equipment to sort the material properly for different customers, based on their specifications, and to validate that the magnetic separator can retrieve the magnetic impurities efficiently.

13.2.8	Conclusions

13.2.8.1	Micronization & Spheronization

The numerous tests performed at the DVAP in SMDS have confirmed:

■	The key parameters that influence the final product properties;

■	The ability to meet product specifications;

■	The performance (yield and throughput) achieved, to determine the Bécancour plant’s mass balance;

NMG continues testing the equipment to optimize and improve the performance while also producing newer product variants.

Finally, various strategies have also been evaluated for the valorization of fines while further research projects shall continue in this area.

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13.2.8.2	Purification

Working with various partners and conducting numerous laboratory and pilot trials, NMG has developed a chemical process for purifying graphite from the SMDS mine. NMG's efforts have resulted in achieving high industry standards for purified natural graphite material. Process development efforts were sufficient to optimize process parameters to economical viable level. Some optimization is still required to further reduce operational costs.

13.2.8.3	Coating

The tests performed at the laboratory scale established the key parameters and levels that have a significant influence on the quality of the SPG coating and, consequently, the battery’s electrochemical properties. The results obtained were comparable to commercial anode material currently used in the industry.

As such, the solid precursor needs to be prepared in the form of a fine granular distribution. This material also needs to be uniformly distributed and avoid unnecessary agglomerates in the graphite powder.

To achieve proper coating, the precursor needs to be mixed with the SPG at a specific ratio, determined by the extensive tests conducted so far.

Then, the pyrolysis & calcination can be done at a relatively rapid temperature rise, up to a minimum temperature. This is performed in a fixed bed kiln to avoid unwanted agglomeration.

The coated graphite powder produced with these baseline process parameters were tested and compared to commercial material in half coin cell. The electrochemical properties were equivalent to the commercial material in terms of the surface specific area value, 1st charge, 1st discharge, and initial coulombic efficiency.

Based on these process parameters, pilot scale volumes were performed at different key suppliers to validate the technology and evaluate the capability and capacity necessary in Phases 1 and 2 of NMG’s Bécancour Battery Material Plant Project.

To ensure the quality of the material at a pilot scale, electrochemical tests cells were performed and resulted in a quality equivalent to the material produced at the laboratory scale. Electrochemical tests carried out at the CNRC during 750-800 cycles concluded that NMG's CSPG graphite is equivalent to commercial grade material.

Large-scale coating tests (2,000 tpy capacity circuit) were performed at the NMG demonstration plant facility on both NMG and external SPG materials. Installation, commissioning, operation, and maintenance of that circuit provided a valuable experience to the NMG team in preparation for Phase 2. Results from these large-scale tests also confirmed the achievement of all customer specifications (SSA, PSD, purity, etc.).

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14.	Mineral Resource Estimates

Mineral Resources on the West Zone deposit were estimated with an effective date of March 25, 2025. This FS Update explains details about this updated Resource Estimate, which have not changed since the 2022 Feasibility Study Report (Allaire et al., 2022), referred to as the 2022 FS in this report. This report also presents resources for the South Zones that namely separate into the South-East and South-West zones, which are also located within the Mining Property.

The previous resource estimation of the West Zone was dated March 19, 2020 and announced in the “Nouveau Monde Announces Updated Resource Estimate and Increases Combined Measured & Indicated Resources by 25% to 120.3 Mt @ 4.26% C(g)” press release also from March 19, 2020. A few drill holes were drilled in 2021 for geomechanics pit-slope angle assessment and geotechnical data (Chapters 10 and 15).

Please note that the current Mineral Resource Estimate presented in this report does not include the 597 samples analyzed in 2023, which originated from core drilling, other than those for exploration or delineation purposes such as pit-slope studies and hydrogeological studies (see Chapters 10 and 11 for additional details). A preliminary assessment of the 2023 core sample results does not suggest any significant changes from either the current geological model or the Mineral Resource Estimate. The 2023 results support the present models and continuity of the West Zone deposit.

14.1.	Drill Hole Database

NMG provided SGS with the digital version of the drilling database. The data was imported into a Geobase format emphasizing on the collar identifications, deviations, lithologies and assay results (Table 14-1).

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Table 14-1: Summary of database entries used for the estimates

Field	Number of Entries	Length (m)
Drill Hole Collars (DDH)	173	27,888.24
Sampled Trenches	3	418.55
Deviation Measurements	2,235
Lithologies	2,323
Assays (excluding trench samples)	8,274	15,557.58
Assays (trenches only)	207	418.51

Notes:

1.	A total of 24 drill holes from 2021 are included in Table 14-1, of which 13 had visible mineralization in core that was not assayed at the time since they were purely performed for geotechnical, geomechanics and groundwater testing. These drill holes are GT-21-01 to GT-21-06, PO-DL-21-01, PO-DL-21-02, PO-F-21-01, PO-F-21-02, PO-PAR-21-02, PO-PAR-21-03 and TO-21-215 to TO-21-226. The lithology of these holes has been considered for the geological modelling (see Note 3).

2.	A drill hole from 2017 (TO-17-120, 201 m, 20 assays) is included in the table but was not used for the modelling and the estimation because it does not cross the complete thickness of the mineralization and is judged not representative of the zone while other drill holes in the vicinity have it covered.

3.	In total, 320 assay intervals were NOT counted in the table because the sample intervals were only selected but not assayed at the time of the resource estimation.

While the complete Nouveau Monde database also covers other areas of the Tony Claim Block, Table 14-1 only presents the holes used to model the resource and to model the overburden surface used to constrain the resources for the West Zone deposit. Holes were surveyed using a Reflex or a Ranger downhole orientation instrument and appear to be sampled consistently every 50 m or less down the hole. Trench samples were surveyed at approximately every 2 m. Drill holes and trenches are surveyed using the UTM projection, NAD83 CSRS Zone 18.

Assays were made into mineralized intervals (“MIs”). A modelling COG of 2.0% C(g) was used to delineate mineralized volumes. There are 476 MIs including 451 from core drilling and 25 from surface trench channel samples. The total length for the MIs is of 11,092.91 m. The shortest MI created is of 2 m. The longest MI created is 109.9 m and is in the W1B mineralized zone.

14.2.	Mineralized Volumes

The mineralized volumes were prepared using the Genesis© mining software. The mineralized volumes were modelled over the MIs. The process involved the creation of closed polygons on section views. The sections are not always on a regular grid as the drilling is not always on a standard azimuth and the drill hole spacing is not perfectly even. There are currently 23 mineralized volumes in the West Zone. Out of these 23 volumes, three of them are a continuity of each other: W1B, W1B_2 and W1B_3. W0 and W0_1 are not touching but are in the same alignment so MIs are all tagged W0. W0A and W0A_1 are not touching but are in the same alignment so MIs are all tagged W0A. W1D and W1D_2 are not touching but are in the same alignment so MIs are all tagged W1D. W7 and W7_1 are not touching but are in the same alignment so MIs are all tagged W7. Therefore, there are 17 groups of MIs that were used independently for the estimation. The volumes under topography are listed in Table 14-2 along with the number of MIs that pierce these volumes. The volumes have been modelled on 69 sections as shown on Figure 14-1.

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Table 14-2: List of mineralized volume groups and number of mineralized intervals

Mineralized Volume Group	Volume (m3)	Mineralized Intervals
W0	5,421,704	36
W0A	261,910	5
W1A	7,353,802	49
W1D	4,605,227	30
W1E	343,042	4
W2	4,077,565	46
W31	6,938,639	75
W32	261,961	4
W3B	694,290	16
W4	3,255,780	54
W42	214,743	4
W5	57,020	2
W6	66,911	3
W7	181,372	2
W1B	24,697,052	131
W1C	1,594,724	6
W2A	601,213	9
Total	60,626,955	476

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X=578000
X=578500
X=579000
X=579500
X=580000
Y=5165500
Y=5165000
Y=5164500
Y=5164000
Y=5163500
Y=5163000
200 m
N

Figure 14-1: Sections (blue) and mineralized volumes (multiple colours)

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14.3.	Composite Data

To prepare a reliable estimation, it is important to use data that has comparable weight. Therefore, we need to produce some composites using a chosen methodology. In the case of the West Zone deposit, the assays are already very even in length. SGS has chosen to use the calculated length algorithm that does not leave any remainders. Composites have been created inside MIs. Out of the 5,572 composites, 5,163 (93%) are between 1.9 and 2.1 m in length. The smallest composite is 1.45 m and the longest is 2.5 m long. After verifications for possible outliers, it was decided to cap the four highest composites to 8% C(g). This translates in a loss of less than 0.1% of the C(g) in the deposit.

The composites were prepared in the Genesis software. Composites were divided into 17 separate sets to prepare the estimation for the 23 volumes. Table 14-3 and Table 14-4 show the composite statistics by zone. The attribution of the 17 separate sets that correspond to the 23 mineralized volumes are presented in Table 14-5.

Table 14-3: Statistics on the composites [C(g)%] for the West Zone

Statistics on the Composites [C(g) %] for the West Zone
Before Capping		After Capping
Count	5,572	Count	5,572
Min	0	Min	0
Max	14.21	Max	8
Mean	4.266	Mean	4.264
Median	4.34	Median	4.34
Standard Deviation	1.34	Standard Deviation	1.34

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Table 14-4: Statistics on the capped composites [C(g)%] for each grouped mineralized volume

	W0	W0A	W1A	W1B	W1C	W1D	W1E	W2	W2A	W31	W32	W3B	W4	W42	W5	W6	W7
Count	318	29	522	2,345	100	483	50	282	60	737	15	66	512	14	4	14	21
Min % C(g)	0.27	1.5	1.28	0	0.37	0.05	0.14	0.52	2.15	0.06	1.3	1.22	0.11	1.19	3.64	3.08	2.69
Max % C(g)	7.24	6.41	8	8	7.53	7.21	6.7	8	6.03	6.76	6.17	6.13	7.32	3.89	4.67	7.18	6.02
Mean % C(g)	4.008	3.508	4.062	4.451	4.850	4.171	4.232	4.233	4.536	4.116	2.988	3.938	4.089	2.686	4.105	5.006	4.443
Median % C(g)	3.85	3.28	3.905	4.57	5	4.29	4.395	4.3	4.51	4.21	3	4.115	4.11	2.57	4.055	4.955	4.75
StDev % C(g)	1.49	1.14	1.29	1.31	1.43	1.39	1.38	1.32	0.90	1.23	1.24	0.97	1.41	0.69	0.50	1.10	1.04

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Table 14-5: List of volumes and corresponding composite sets

Volume		Composite Set
Number	Name	Number	Name
1	W0	1	W0
2	W0_1	1	W0
3	W0A	2	W0A
4	W0A_1	2	W0A
5	W1A	3	W1A
6	W1D	4	W1D
7	W1D_2	4	W1D
8	W1E	5	W1E
9	W2	6	W2
10	W31	7	W31
11	W32	8	W32
12	W3B	9	W3B
13	W4	10	W4
14	W42	11	W42
15	W5	12	W5
16	W6	13	W6
17	W7	14	W7
18	W7_1	14	W7
19	W1B	15	W1B
20	W1B_2	15	W1B
21	W1B_3	15	W1B
22	W1C	16	W1C
23	W2A	17	W2A

14.4.	Capping

A capping study was carried out and the conclusion is that capping is not required. As a matter of form, SGS decided to cap four composites at 8% C(g) but it has an insignificant impact on the average grade. The capping at a grade of 8% C(g) reduced the global graphitic carbon content of the resource by less than 0.1% with the average grade going from 4.266% to 4.264% C(g).

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14.5.	Density

An estimated density was attributed to each block of the block model depending on the geological unit. Also, the parts of blocks that fall in the overburden unit have been attributed a density of 2.1 t/m3, which was set to the whole West Zone deposit.

This density data comes from the density database prepared by NMG. This database consists of a total of 1,626 density measurements. These measurements are from 2015 (97), 2016 (176), 2017 (28), 2018 (192), 2019 (1,133). The statistical T-test on populations confirmed that the zones have significantly different densities. From this observation, it was decided to estimate each zone separately. Blocks too far from density information were attributed the average density for the zone. The statistic for the density is detailed in Table 14-6 by zone and in total.

Table 14-6: Density statistics for the seven composite sets

Zone	Mineralization (other)	Mineralization (W1D, W1E)	Mixed Paragneiss	BO GR Paragneiss		Charnockite	Meta- gabbro
Code	1	2	33	44	442	55	66
Count	717	97	676	68	17	48	3
Min	2.62	2.6	2.58	2.62	2.69	2.61	3.12
Max	3.06	2.96	3.24	3	3.11	2.78	3.12
Mean	2.76	2.73	2.82	2.76	2.93	2.66	3.12
Median	2.75	2.72	2.78	2.73	2.98	2.64	3.12
Std.Dev.	0.068	0.068	0.148	0.119	0.178	0.055	0.000

Note: The code 442 has been attributed to a BO GR Paragneiss (biotite rich paragneiss) that has a clear higher density compared to the other BO GR Paragneiss zones.

14.6.	Resource Block Modelling

The resource was estimated using a block model. The block model was prepared, estimated and classified in the Genesis© mining software, and its origin is (x, y, z) à (579,000, 5,162,000, -2.5) with block size of 5 m × 5 m × 5 m. The number of indices is of (x, y, z) à 820, 400, 121). These coordinates are the centres of the blocks. There is also a rotation to the block model of -67 degrees (counterclockwise rotation). Block percentages were used where there are percentages estimated for all the lithologies present in the vicinity of the deposit. One large block model was created using those parameters inside (and outside, to some extent) of 23 mineralized volumes, and each volume was tagged in the block model and estimated separately with its respective set of composites as explained in the “Composite Data” paragraph.

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Table 14-7: Block model settings – Origin and size

Grid	X	Y	Z
Origin (centre of block)	579,000	5,162,000	-2.5
Size	5	5	5
Discretization	2	2	2
Starting Coordinate	579,000	5,162,000	-2.5
Starting Block Index	1	1	1
Ending Block Index	820	400	121

14.6.1.	Variography

Some variography has been done along with an estimation by kriging for verification purpose. The kriged model is globally the same as the inverse distance squared (“ID2”) model. The kriged model was not retained as the final estimation for this report.

The variograms and the estimation by kriging were done in 2018 and 2020. SGS used a normal variogram, with no normalization of the data. The 2018 variogram is presented in Figure 14-2. For the final long-range variogram, SGS manipulated the composites in several ways to improve the calculated variograms (like rotations and unfolding) it was found successful. Some variograms have been calculated in 2020 and use 65% more composites due to the 2019 drilling. They show similar results. The 2018 variogram is shown here because it looks better given the several ways used to improve the calculated variograms at the time.

What is new in 2022 is the availability of 45 samples from production holes, originating from the demonstration plant ore pit, located in the centre of the West Zone. Given the fact that these assays represent well the “along strike” and “perpendicular to mineralization” directions, this new scarce data is invaluable for the variogram validation. SGS has overlaid the variogram from these production data points to the 2018 variogram. It is a great thing that the few pairs in the “along strike” direction confirm superbly the 2018 variogram model (red line / red circles on the graph). On the other side, the few pairs in the “perpendicular to mineralization” direction seem to show that there is a better continuity in the 2022 production data (grey circles) compared to the 2018 variogram model (black line). But this is totally normal since the production holes represent about 15 m of rock versus the exploration composites that represent only 2 m of rock. More production data will enable to improve the variography. At some point in the development of the Project, it might be recommended to use kriging to estimate the block model as additional data is gathered.

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It is interesting to note that no nugget effect was found in 2018, which was also confirmed with the 2022 production data.

γABS,Cg
SILL
2.200
1.980
1.760
1.540
1.320
1.100
0.880
0.660
0.440
0.220
0.000
0.0
10.0
20.0
30.0
40.0
50.0
60.0
70.0
80.0
90.0
100.0
Distance
Variable : Cg
Variogram : Absolute
Date : 18-06-2018
File : AllComposites_brutes.gsd
Direction : Iso Strike Dip Vert
Azimuth : 112.00 22.00 112.00 112.00
Dip : 20.00 0.00 -70.00 -90.00
Tolerance : 180.00 15.00 25.00 25.00
Lag Dist : 2.10 75.00 30.00 30.00
Gamma = N(0.0000) + E(1.3000, 40.0/40.0/1.4, 112.0/-79.0/0.0) + E(0.7327, 100.0/100.0/10.0, 112.0/-79.0/0.0)
Early Production Variograms
Variable : Cg
Direction : Along Perp
Azimuth : 25 295
Dip : 0 0
Tolerance : 20 30
Lag : 2.7 2.7

Figure 14-2: Variogram model

Table 14-8: Summary of the variogram model

Component			Ranges (m)			Orientation (degrees)
Number	Type	Sill	Long	Medium	Short	Azimuth	Dip	Spin
3	Exponential	0.7327	100	100	10	112	-79	0
2	Exponential	1.3	40	40	1.4	112	-79	0
1	Nugget	0	N/A	N/A	N/A	N/A	N/A	N/A

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14.6.2.	Grade Interpolation Methodology

To interpolate graphitic carbon grade, the IDS method was used, with ellipsoid influenced distances in the calculation and the composite selection. Block discretization was set to 2×2×2 for the estimation of block-to-composite distance. Blocks were created within all the mineralized volumes. Three passes were used with a small ellipsoid for the first pass, a larger ellipsoid for the second pass and larger again ellipsoid for the third pass. The small ellipsoid has a radius of 50 m x 50 m x 15 m, the medium ellipsoid has a radius of 100 m x 100 m x 30 m, and the large ellipsoid has a radius of 200 m x 200 m x 60 m. The algorithm used for the estimation has “variable orientation” for the ellipsoids. Each block has a local orientation for the search ellipsoid to be used for the estimation of that block. The resulting estimation fits better the orientation of the layers and has better-looking results than some other algorithms.

The first and second passes of the estimation used a minimum of five and a maximum of 11 composites, with the additional limit of three composites per drill hole. The third pass of the estimation used a minimum of four and a maximum of 11 composites, with the additional limit of three composites per drill hole. There are exceptions: for the volumes W0_1, W0A, W1B, W1C, W1D_2, W1E, W31, W4 and W7, the third pass of the estimation used a minimum of three and a maximum of 11 composites, with the additional limit of three composites per drill hole to estimate the full volumes.

Of all the blocks within the mineralized volumes, 100% have been estimated.

14.7.	Classification

14.7.1.	Definitions

The following definitions are selected parts from the Canadian institute of Mining, Metallurgy and Petroleum (“CIM”). The full definition is available from: https://mrmr.cim.org/media/1128/cim-definition-standards_2014.pdf.

Mineral Resource

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.

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The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes. Inferred Mineral Resources must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred Mineral Resources can only be used in economic studies as provided under NI 43-101.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

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A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

14.7.2.	Classification Method

The classification was made from an automatic classification algorithm using search ellipsoids centered on composites.

In the end, the extents for Measured and Indicated Resources are based on the distance between drill holes in the vicinity of the estimated block. If a grid of at least three drill holes intersect a mineralized volume and with 70 m between sections or less and 50 m between holes on a section or less, the blocks in that region are classified as Measured. If a grid of at least two drill holes intersect a mineralized volume and with 110 m between sections or less and 80 m between holes on a section or less, the blocks in that region are classified as Indicated. Other estimated blocks are classified as Inferred.

The classified block model is visible in Figure 14-3.

Figure 14-3: Block model coloured by classification with drill hole traces

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14.8.	Pit Shell and Cut-off Grade Used to Constrain the Mineral Resources

The mining method chosen for the Matawinie Mine Project is conventional open pit truck and shovel. The Mineral Resources have therefore been constrained by an optimized pit shell. The block model was loaded into GEOVIA’s Whittle software to generate an optimized pit shell using the assumption for concentrate selling price, operating costs, and technical mining factors, which are presented in Table 14-9. A cut-off grade (“COG”) of 1.78% C(g) was used for the Mineral Resource Estimate. The open pit used to constrain the Mineral Resources, which is presented below does not include haul ramp designs. The 1.78% C(g) COG was used to constrain the Project’s resource estimates since July 10, 2018, but the actual economic cut-off is currently closer to 1% as explained in Section 15.4.2. A COG sensitivity analysis presented in Section 14.11 demonstrates that the Mineral Resources do not vary much between a COG of 1.0% C(g) and 2.0% C(g), thus the COG value of 1.78% C(g) was retained for ease of comparison. Any COG equal or higher than 1.0% C(g) can be used to report Mineral Resources and meet the “reasonable prospects for eventual economic extraction” criteria.

14.8.1.	Pit Shell

The Whittle software was used to create pit shells based on the Mineral Resource model, the topographic surface and the overburden/bedrock contact. The final pit shell has been selected with a revenue factor of 1 for the concentrate selling price.

Figure 14-4, Figure 14-5, Figure 14-6, and Figure 14-7 illustrate several interpretations of the mineralization with the drill holes, assay results, topographic and overburden/bedrock contact surfaces, the block model and the optimized pit shell that was selected to constrain the Mineral Resources.

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Table 14-9: Assumptions used to generate the constraining pit shell (CAD)

Parameters	Values
Block Size	5 m x 5 m x 5 m
Specific Gravity	Variable – Estimated in the Block Model
Overall Slope Angles	Rock (east wall)	50°
	Rock (west wall)	52°
	Overburden	23°
Pit Selection Method	Revenue factor of 1
Mining Cost	Ore / Waste / Overburden	CAD 4.22/t
Increment Bench Cost Under Reference Level (590 mZ)	CAD 0.04/t/bench level
Mining Dilution	5%
Mining Recovery	95%
Processing Cost (all inclusive)	CAD 13.18/t
Processing Recovery	93%
Selling Price of Concentrate	CAD 1,439/t Minus CAD 47.92/t Selling costs

Figure 14-4: West Zone section 200

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Figure 14-5: West Zone section 700

Figure 14-6: West Zone section 1300

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Figure 14-7: West Zone section 1900

Figure 14-8: West Zone optimized pit

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14.9.	Mineral Resource Estimates (West Zone Base Case)

The block model, used to generate the Current Resources of the West Zone, is based on a total of 173 core drill holes that produced 8,274 samples as well as 207 samples collected from channelling work in three trenches. This does not include the quality control samples that comprise 365 duplicates, 364 blanks and 178 standard samples, all of which returned within acceptable limits. In all, 23 mineralized horizons encased in paragneiss units were interpreted and modelled from this data.

The Current Resource block model for the West Zone was prepared by Yann Camus, P.Eng., Qualified Person, of SGS Geological Services in Blainville, Québec, Canada (“SGS”), using the Genesis© mining software. Interpolation was performed using ID2 as well as different search ellipsoids that were adapted for the geology of the deposit. The optimized pit containing the Current Resource was limited to the Tony Block Property boundary to the south of the West Zone deposit at the effective date of the Resource Estimate (March 25, 2025). The Mineral Resources of the West Zone are presented in the Table 14-10.

Table 14-10: Pit-constrained Mineral Resource Estimate for the West Zone

	Current Resources (March 25, 2025)(5)(6)(7)
Mineral Resource Category(1)(2)	Tonnage (Mt)	C(g) Grade (%)(3)	Contained Graphite (Mt)
Measured	28.5	4.28	1.22
Indicated	101.8	4.26	4.33
Measured + Indicated	130.3	4.26	5.55
Inferred(4)	23.0	4.28	0.98

1.	The Mineral Resources provided in this table were estimated by Yann Camus P.Eng., Qualified Person of SGS Geological Services, using current Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves, Definitions and Guidelines.

2.	Mineral Resources that are not Mineral Reserves have not demonstrated economic viability. Additional trenching and/or drilling will be required to convert Inferred and Indicated Mineral Resources to Measured Mineral Resources. There is no certainty that any part of a Mineral Resource will ever be converted into Reserves.

3.	All analyses used for the Resource Estimates were performed by ALS Minerals Laboratories and delivered as % C(g), internal analytical code C-IR18.

4.	Inferred Mineral Resources represent material that is considered too speculative to be included in economic evaluations. Additional trenching and/or drilling will be required to convert Inferred Mineral Resources to Indicated or Measured Mineral Resources. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher Resource category.

5.	Current Resources effective March 25, 2025.

6.	Mineral Resources are stated at a cut-off grade of 1.78% C(g).

7.	Quality control standards used for these Mineral Resources returned within acceptable limits, no significant bias was found.

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14.10.	Mineral Resource Estimates (South Zone Base Case)

This report also presents resources for the South Zones, which are also located on the Tony Claim Block. The South Zones are separated into the South-East and South-West zones. The South Zones resource details are available in the PEA report: “Preliminary Economic Assessment Report for the Matawinie Graphite Project” by Norda Stelo dated August 5, 2016 (Norda Stelo, 2016). Details of the PEA Resources can be found in the report available on NMG’s web site and on SEDAR+. Yann Camus, QP of this section, has audited the PEA resource methodology as well as the overall quantities. These mineralized zones are considered a lower priority then the West Zone as detailed in the PEA.

The South Zones resources have been prepared with similar methodology as the West Zone presented in this report. The Mineral Resources of the South Zones are presented in the Table 14-11. The location of the resources is visible in Figure 9-1 and Figure 10-2 of this report.

Table 14-11: Pit-constrained Mineral Resource Estimate for the South Zones

	Current Resources (March 25, 2025) (1) (5) (6)
Mineral Resource Category (2)	Tonnage (Mt)	C(g) Grade (%)(3)	Contained Graphite (Mt)
Indicated	26.3	3.73	0.981
Inferred(4)	19.2	3.67	0.705

(1)	The Mineral Resources provided in this table were estimated by Yvan Bussières, P.Eng., (Québec) and Antoine Yassa, P.Geo., using current CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines.

(2)	Mineral Resources that are not Mineral Reserves have not demonstrated economic viability. Additional trenching and/or drilling will be required to convert Inferred and Indicated Mineral Resources to Measured Mineral Resources. There is no certainty that any part of a Mineral Resource will ever be converted into reserves.

(3)	All analyses used for the Resource Estimates were performed by ALS Minerals Laboratories and delivered as % C(g), internal analytical code C-IR18.

(4)	Inferred Mineral Resources represent material that is considered too speculative to be included in economic evaluations. Additional trenching and/or drilling will be required to convert Inferred Mineral Resources to Indicated or Measured Mineral Resources. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.

(5)	Current Resource still effective March 25, 2025, because no new data is available for the South Zones and no material has been extracted since the South-East and South-West Resource Estimate dated December 15, 2015 (Bussières and Yassa, 2016).

(6)	Mineral Resources are stated at a COG of 2.5% C(g). This is more conservative than the current COG.

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14.11.	Mineral Resource Estimates (West Zone Sensitivity Analysis)

To get an idea of the sensitivity of the resource numbers to changes in economical parameters, the resource table was estimated at various cut-off grades that all correspond to reasonable economic scenarios. All cut-off grades presented meet the “reasonable prospects for eventual economic extraction” criteria. The results are shown in Table 14-12.

Table 14-12: Sensitivity of the pit-constrained Mineral Resource Estimate for the West Zone

Cut-off C(g)	Mineral Resource	Current Resources (March 25, 2025)
Grade (%)	Category(1)(2)	Tonnage (Mt)(5)	C(g) Grade (%)(3)	Contained Graphite (Mt)
1.00	Measured	28.6	4.27	1.22
	Indicated	102.1	4.25	4.34
	Measured + Indicated	130.7	4.25	5.56
	Inferred(4)	23.0	4.28	0.98
1.25	Measured	28.6	4.27	1.22
	Indicated	102.0	4.25	4.34
	Measured + Indicated	130.6	4.26	5.56
	Inferred(4)	23.0	4.28	0.98
1.50	Measured	28.6	4.27	1.22
	Indicated	101.9	4.25	4.34
	Measured + Indicated	130.5	4.26	5.56
	Inferred(4)	23.0	4.28	0.98
1.75	Measured	28.5	4.28	1.22
	Indicated	101.8	4.26	4.33
	Measured + Indicated	130.3	4.26	5.55
	Inferred(4)	23.0	4.28	0.98
2.00	Measured	28.4	4.28	1.22
	Indicated	101.6	4.26	4.33
	Measured + Indicated	130.0	4.27	5.55
	Inferred(4)	23.0	4.28	0.98
2.20	Measured	28.3	4.29	51.22
	Indicated	101.2	4.27	4.32
	Measured + Indicated	129.5	4.28	5.54
	Inferred(4)	23.0	4.28	0.98

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Notes to Table 14-12:

(1)	The Mineral Resources provided in this table were estimated using current CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines.

(2)	Mineral Resources that are not Mineral Reserves have not demonstrated economic viability. Additional trenching and/or drilling will be required to convert Inferred and Indicated Mineral Resources to Measured Mineral Resources. There is no certainty that any part of a Mineral Resource will ever be converted into reserves.

(3)	All analyses used for the Resource Estimates were performed by ALS Minerals Laboratories and delivered as % C(g), internal analytical code C-IR18.

(4)	Inferred Mineral Resources represent material that is considered too speculative to be included in economic evaluations. Additional trenching and/or drilling will be required to convert Inferred Mineral Resources to Indicated or Measured Mineral Resources. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher resource category.

(5)	Current Resource effective March 25, 2025.

14.12.	Conclusion

To the knowledge of the QP who prepared Chapters 12 and 14 of this report, there are no special factors that could affect materially the Mineral Resource Estimate presented here. It is recommended to include the 597 samples analyzed in 2023 in future Mineral Resource Estimates. More details about general and specific risks are discussed in Chapters 4 and 25 of this report.

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15.	Mineral Reserve Estimate

The Matawinie Mine Project will be mined using conventional open pit mining methods consisting of drilling, blasting, loading, and hauling. Ore will be hauled to the primary crusher and waste rock and tailings will be placed in a co-disposal facility (“CDF”). The CDF will initially be located at surface and, as of Year 7, will be placed inside the mined out open pit. The Matawinie Mine Project life of mine (“LOM”) plan and subsequent Mineral Reserves are based on a graphite concentrate selling price of 1,334$/t. The effective date of the Mineral Reserve Estimate is March 25, 2025.

Development of the LOM plan included pit optimization, pit design, mine scheduling and the application of modifying factors to the Measured and Indicated Mineral Resources. The reference point for the Mineral Reserves is the feed to the primary crusher. The tonnages and grades reported are inclusive of mining dilution, geological losses and operational mining losses.

The Mineral Reserves for the Matawinie Mine Project were prepared by Jeffrey Cassoff, P.Eng., Principal Mining Engineer with BBA Inc.; a Qualified Person as defined under National Instrument 43-101 (“NI 43-101”).

The Mineral Reserves have been developed using best practices in accordance with CIM guidelines and NI 43-101 reporting.

The QP is of the opinion that no other known risks, including legal, political or environmental, would materially affect potential development of the Mineral Reserves, except for those risks already discussed in this report.

Table 15-1 presents the Mineral Reserves that have been estimated for the Matawinie Mine Project, which include 17.3 Mt of Proven Mineral Reserves at an average graphitic carbon grade (C(g)) of 4.16% and 44.3 Mt of Probable Mineral Reserves at an average grade of 4.26% C(g), for a total of 61.7 Mt of Proven and Probable Mineral Reserves at an average grade of 4.23% C(g). To access these Mineral Reserves, 15.5 Mt of overburden and 56.2 Mt of waste rock must be mined, resulting in a strip ratio of 1.16:1.

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Table 15-1: Matawinie Mine Mineral Reserves

Category	Tonnes (Mt)	C(g) Grade (%)	Contained Graphite (Mt)
Proven	17.3	4.16	0.7
Probable	44.3	4.26	1.9
Proven & Probable	61.7	4.23	2.6

1.	The Qualified Person for the Mineral Reserve Estimate is Jeffrey Cassoff, P.Eng., of BBA Inc.

2.	The effective date of the estimate is March 25, 2025.

3.	Mineral Reserves were estimated using a graphite concentrate selling price of 1,334$/t, and consider a 2% royalty, and selling costs of 34.23$/t. An average grade of 97% C(t) was considered for the graphite concentrate.

4.	A metallurgical recovery of 93% was used.

5.	A cut-off grade of 2.20% C(g) was used.

6.	The strip ratio for the open pit is 1.16 to 1.

7.	The Mineral Reserves are inclusive of mining dilution and ore loss.

8.	The reference point for the Mineral Reserves is the primary crusher.

9.	Totals may not add due to rounding.

15.1.	General Parameters Used to Estimate the Mineral Reserves

The following section discusses the geological information that was used for the mine design and Mineral Reserve estimate. This information includes the topographic surface, the geological block model and the material properties for ore, waste rock, and overburden.

The mine design and mine planning were done using Hexagon’s MinePlan 3D software Version 15.8. The mine design work was completed using the NAD83 CSRS Zone 18 coordinate system, in metric units.

15.1.1.	Topographical Data

The mine design for this Study was carried out using a topographic surface based on 1 m contour intervals. The contours were derived from a LiDAR survey that took place on December 18, 2015.

15.2.	Mineral Resource Block Model

The mine design for this Updated FS is based on the 3-dimensional (“3D”) geological block model that was prepared by SGS Geological Services and presented in Chapter 14. The blocks are 5 m wide, 5 m long and 5 m high and the model is rotated at 293°.

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The block model is a percent model whereby each block contains the percentages of mineralized and non-mineralized volumes. The items in each block include: the C(g) grade (for both the mineralized and non-mineralized parts of the block, the sulphur grade, the percentage of each rock type, the density of each rock type, and the resource classification (Measured, Indicated and Inferred).

It should be noted that the block model contains the graphitic carbon grade (C(g)), while the metallurgical recovery quoted in this report is based on the total carbon grade (C(t)). A statistical analysis on the deposit shows that, on average, the values for C(t) can be assumed to be 3% higher than the values for C(g).

An overburden-bedrock contact surface was also provided by SGS Geological Services, and the percentages of overburden were coded in the model.

15.3.	Material Properties

The material properties for the different rock types are outlined below. These properties are important in estimating the Mineral Reserves and the equipment fleet requirements, as well as the CDF and stockpile design capacities.

Bulk Density

Bulk density is an important measurement that converts volumes modelled by the geologists into tonnages and contained tonnes of graphite. It is also used to estimate mine equipment requirements. The methodology used to estimate the bulk densities for ore and waste rock was presented in Chapter 14. The ore density within the open pit averages 2.76 t/m3, and the waste rock density averages 2.80 t/m3. A density of 2.10 t/m3 was considered for overburden.

Swell Factor

The swell factor reflects the increase in volume of the material from its in situ state to its state after it has been blasted and loaded into the haul trucks. The swell factor is an important parameter that is used to determine the loading and hauling equipment requirements, as well as the CDF and stockpile designs. A swell factor of 40% has been considered for this Updated FS, as well as a compaction factor of 5% for when waste rock is placed in the CDF. A swell factor of 20% was used for overburden.

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Moisture Content

Mineral Resources and Mineral Reserves are reported as in situ dry tonnes. The moisture content reflects the amount of water present within the rock formation. It affects the estimation of haul truck requirements and must be considered during the payload calculations. The moisture content is also a contributing factor for the process water balance. A moisture content of 4% has been used for blasted ore, 2% for blasted waste rock, and 8% for overburden.

15.4.	Modifying Factors that Affect the Mineral Reserves

The following section presents the modifying factors that were applied to convert Mineral Resources into Mineral Reserves for the Matawinie Mine Project, as well as the pit optimization analysis and open pit design.

15.4.1.	Mining Dilution and Ore Loss

In every mining operation, it is impossible to perfectly separate the ore and waste due to the large scale of the mining equipment and the use of drilling and blasting.

Mining dilution was applied for the Matawinie deposit considering a neighbouring block approach. Ore blocks located at an ore/waste contact were diluted with the grades of the neighbouring waste blocks. The dilution skin used to determine the percentage of mining dilution varies across the deposit and is a function of the thickness of the mineralized dyke.

The average mining dilution across the orebody within the open pit for this Study was calculated to be 3%, resulting in a decrease of the in situ C(g) grade from of 4.35% to 4.23%. Mining losses were also estimated at 3%, resulting in no net change to the overall tonnage.

15.4.2.	Pit Optimization

A pit optimization analysis has been completed to determine the extent of the deposit that can be mined and processed economically. The pit optimization was done using the pseudo-flow algorithm in the Economic Planner module of MinePlan 3D. The algorithm determines the economic limits of the open pit at a range of selling prices based on input of mining and processing costs, revenue per block, and operational parameters such as the metallurgical recovery, pit slopes and other imposed physical constraints. The pseudo-flow algorithm provides similar results as the Lerch-Grossman algorithm with the benefit of shorter computing times. As this Study is at the feasibility level, NI 43-101 guidelines do not allow Inferred Mineral Resources to be considered in the pit optimization and mine plan, they have therefore been treated as waste rock.

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Table 15-2 presents the input parameters that were used for the pit optimization analysis. The input parameters were developed from the results of the 2018 FS with adjustments for inflation and updated project knowledge. The costs used for the pit optimization are inputs and should therefore not be confused with the final operating costs for the Study presented in Chapter 21. It is important to note that a validation was done in January 2025, using updated costs and selling prices, to ensure that the pit optimization results are still valid and that the COG being used is still appropriate.

The pit optimization considered pit slopes that were developed by SRK and presented in Section 15.5.2. The pit slopes were adjusted for the pit optimization to account for the ramp system that is added in the pit design stage.

The pit optimization was limited to the NMG mineral claims and was also restricted to not mine out the haul road on the west side of the pit as well as the plant infrastructure area on the east side of the pit. A scenario was run using only the NMG mining claims as a physical restriction and although the pit becomes larger, the graphite grades and strip ratio for a 25-year pit remain relatively unchanged.

Table 15-2: Pit optimization parameters (CAD)

Item	Unit	Value
Mining Cost (Ore)	CAD/t (mined)	4.00
Mining Cost (Waste)	CAD/t (mined)	4.00
Mining Cost (Overburden)	CAD/t (mined)	4.20
Incremental Bench Mining Cost (per 5 m)	CAD/t (mined)	0.018
Reference Bench for Incremental Cost	m	500
Processing Cost (includes tailings)	CAD/t (processed)	9.31
General & Administration Cost	CAD/t (processed)	3.87
Concentrate Sales Price (97% C(t))	USD/t	1,028
Exchange Rate	USD	1.40
Concentrate Sales Price (97% C(t))	CAD/t	1,439
Selling Costs	CAD/t	47.92
Royalty	%	2%
Metallurgical Recovery	%	93
Conversion of C(g) to C(t)		1.03

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Cut-off Grade

The cut-off grade is calculated to determine if material within the pit should be sent to the mill for processing or to the waste rock pile. The marginal COG, referred to as the “Open Pit Discard COG” in the CIM Estimation of Mineral Resource and Mineral Reserves Best Practice Guidelines, differs from the breakeven COG since mining costs are excluded from the calculation. The reason for excluding mining costs is that material already defined to be within the limits of the open pit must be mined, regardless of whether it is classified as ore or waste, to access the bench below. The only exception where a mining cost would be included in the marginal COG calculation is if there is an incremental cost for mining ore relative to mining waste. The following calculation was used to calculate the marginal COG for the Matawinie deposit.

The marginal open pit cut-off grade was calculated to be 1.0% C(g). To ensure an average feed grade to the processing plant that can provide a high-quality concentrate, the cut-off grade was artificially elevated to 2.2% C(g). It should be noted that, within the open pit, there are approximately 5.7 Mt of Measured and Indicated Mineral Resources that have a grade between 1.0% C(g) and 2.2% C(g). The average grade of these resources is 1.63% C(g).

Pit Optimization Results

Using the cost and operating parameters, a series of 34 pit shells was generated by varying the selling price (revenue factor) from CAD 475/t to CAD 1,583/t. The tonnages and grades associated with each of the pit shells are presented in Table 15-3. The net present value (“NPV”) of each shell was calculated assuming a selling price of CAD 1,439/t of graphite concentrate, a discount rate of 8% and an annual production rate of 2.6 Mtpy of ore. It is important to note that the NPV’s presented do not include initial and sustaining capital costs and are therefore not indicative of the Matawinie Mine Project’s NPV, they are merely used to compare the pit shells relative to each other.

Figure 15-1 presents the results in a graphical format and Figure 15-2 presents a typical section through the deposit highlighting several of the important pit shells.

The pit shell with the maximum NPV is the revenue factor (“RF”) 0.55, which has an NPV of $956M. The pit shell that was selected to guide the design of the ultimate pit is the RF 0.50 shell, which has an NPV of $947M. This shell was selected since it provides a 25-year mine life and the loss on NPV versus the RF 0.55 is easily offset by the incremental strip ratio of 2.1:1 between the two shells.

The RF 0.50 pit contains 63.1 Mt of Measured and Indicated Mineral Resources with an average diluted C(g) grade of 4.24% and a strip ratio of 1.16:1.

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Table 15-3: Pit optimization results

Revenue Factor	Ore (Mt)	C(g) (%)	OB (Mt)	Waste Rock (Mt)	Total Waste (Mt)	Strip Ratio	Mine Life (y)	NPV (M CAD)
0.33	2.7	4.92	0.5	0.4	0.9	0.32	1.1	121
0.34	3.6	4.85	0.6	0.7	1.3	0.35	1.4	154
0.35	5.4	4.74	0.9	1.2	2.2	0.40	2.1	217
0.36	7.2	4.65	1.2	1.8	3.0	0.42	2.8	270
0.37	9.9	4.57	1.8	2.9	4.7	0.47	3.9	349
0.38	13.7	4.46	2.8	4.0	6.8	0.50	5.4	439
0.39	16.3	4.42	3.2	5.4	8.7	0.53	6.4	495
0.40	18.6	4.38	3.5	6.9	10.4	0.56	7.3	540
0.41	30.7	4.43	9.6	18.3	27.8	0.91	12.0	744
0.42	34.8	4.41	10.2	22.7	32.9	0.95	13.6	792
0.43	41.2	4.40	13.4	28.6	42.0	1.02	16.1	854
0.44	44.7	4.37	13.7	32.5	46.3	1.03	17.5	878
0.45	49.8	4.31	14.1	37.6	51.7	1.04	19.5	903
0.46	52.8	4.29	14.4	41.6	56.0	1.06	20.7	916
0.47	56.3	4.27	14.7	46.9	61.7	1.09	22.1	930
0.48	58.2	4.26	14.9	49.7	64.6	1.11	22.8	936
0.49	60.8	4.25	15.2	54.2	69.4	1.14	23.8	943
0.50	63.1	4.24	15.4	58.0	73.4	1.16	24.8	947
0.51	65.2	4.22	15.5	61.8	77.3	1.19	25.6	950
0.52	68.1	4.21	15.7	67.3	83.0	1.22	26.7	953
0.53	70.1	4.20	15.8	71.4	87.2	1.24	27.5	955
0.54	71.6	4.19	15.9	75.0	90.9	1.27	28.1	956
0.55	72.2	4.19	15.9	76.4	92.3	1.28	28.3	956
0.60	75.8	4.18	16.3	86.2	102.5	1.35	29.7	954
0.65	77.4	4.17	16.4	91.6	108.0	1.39	30.3	952
0.70	78.7	4.17	16.5	96.8	113.3	1.44	30.9	948
0.75	79.6	4.16	16.6	100.4	117.0	1.47	31.2	946
0.80	80.0	4.16	16.7	102.3	119.0	1.49	31.4	944
0.85	80.4	4.16	16.7	104.7	121.4	1.51	31.5	942
0.90	80.7	4.16	16.7	106.1	122.9	1.52	31.6	940
0.95	81.0	4.16	16.8	108.3	125.1	1.54	31.8	938
1.00	81.2	4.16	16.9	109.6	126.5	1.56	31.8	936
1.05	81.3	4.16	16.9	110.4	127.3	1.57	31.9	935
1.10	81.4	4.16	17.0	111.6	128.6	1.58	31.9	934

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Figure 15-1: Pit optimization results

Figure 15-2: Pit optimization shells

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15.5.	Open Pit Design

Using the results of the pit optimization analysis, an operational pit was designed, which is the basis of the LOM plan. This pit design uses the selected pit shell as a guide and includes smoothing the pit wall, adding ramps to access the pit bottom and ensures that the pit can be mined safely and efficiently. The following section provides the parameters that were used for the open pit design and presents the results.

15.5.1.	Bench Height

A 10-m high bench height was selected for the Matawinie deposit. Ore will be mined in two 5 m flitches, and waste rock will be mined in 10 m benches.

15.5.2.	Geotechnical Pit Rock Slope Parameters

This section of the report was written by Ed Saunders, Relevant Expert of SRK Consulting (Canada) Inc., for the open pit rock slopes for this Study (SRK, 2021).

Overburden Slope

Considering the overall slope of 2H:1V (26.6 degrees) recommended for the overburden by SNC (Arié and Boutelja, 2018), a set-back bench berm at the overburden-bedrock contact with surface water interception ditches to capture and divert water flow from the pit crest should be included in the design. At the north end of the pit, where the overburden thickness ranges between 30 m to 60 m, a set-back width of 10 m should be incorporated in the design. A set-back width of 5 m should be incorporated in the design at the south end of the pit where the overburden thickness is shallower.

Open Pit Rock Geotechnical Slope Design

SRK carried out an open pit slope investigation, stability assessment and design update in 2021 (SRK, 2021). The work was carried out to develop rock slope design criteria for the initial and final pits. In summary, the Matawinie Mine pit slope stability and resulting design is defined by:

■	Good quality, high strength rock mass units;

■	The orientation of the regional east-dipping foliation structures (west and northwest walls);

■	The kinematic stability related to the major joint sets (all pit walls).

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The deposit is characterized by very good quality rock masses that have been subject to high ductile strain. The rock fabric is gneissic and generally becomes more massive toward the Charnokite Gneiss, located east and west of the centre graphite shear zone.

For the West Walls and portions of the East Wall (South 1 Domain) and North Wall (North Domain), the achievable design slopes are reliant on stripping along foliation to form the design bench faces. The objective is to reduce planar sliding mechanisms through an appropriate bench face angle (“BFA”) that does not undercut the continuous structures. Although the rock masses have low open fracture counts, it is expected that incipient foliation structures will open during the blasting cycles.

Field and Laboratory Investigation

SRK conducted pit slope geotechnical investigations in 2021 to address data gaps and improve the reliability of the rock mass and fault models used to inform the design. The investigations included three new diamond geotechnical drill holes, re-logging of core from five previous geotechnical drill holes and a total of 21 televiewer surveys completed in open historical exploration holes. In addition, NMG have collected recovery and RQD logging data in all exploration drill holes completed to date. The investigation was supported with the new rock strength laboratory testing that expanded the historical database. The investigation locations are shown in Figure 15-3.

Figure 15-3: Location of geotechnical diamond drill holes and televiewer surveys

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Foliation and Structural Geology Models

SRK completed a brittle-structural interpretation of the deposit and developed a 3D structural model, presented in Figure 15-4. The structural model contains a total of 15 fault structures. The core review indicates that most of the faults are represented as intervals of increased fracturing, typically orientated parallel to foliation (11 of 15 faults). Oblique or perpendicular to foliation faults were identified and interpreted in the south.

Orientation, shear strength, and fracture spacing components are critical stability controls for the foliation-parallel pit slopes. All valid orientation data was processed in LeapfrogTM to generate a 3D model as shown in Figure 15-5. The model has a high reliability in the North, Central and South Domain 1 sectors. The mode has a low reliability in South Domain 2 as the deposit is considered to be increasingly ductile in rock fabric with multiple foliation trends.

Figure 15-4: Matawinie Mine 3D structural model interpretation

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Figure 15-5: Matawinie Mine 3D foliation model

Stability Assessment

A rock slope stability assessment was carried out using multiple approaches with a combination of software packages, as summarized in Table 15-4.

Table 15-4: Overview of stability assessment approach and software

Pit Slope Scale	Approach	Software Utilized
Bench	■ Observed bench and blast slope performance ■ Kinematic stability analyses ■ 3D interpolant (foliation) models ■ Modified Richie criteria (bench widths)	■ DIPS™ ■ Leapfrog™ ■ SBlock™
Inter-Ramp	■ Observed bench and blast slope performance ■ 3D fault/joint geometric intersections ■ 3D interpolant (foliation) models ■ Kinematic stability analyses ■ LE stability analyses	■ DIPS™ ■ Leapfrog™ ■ SWedge™ ■ Slide2D™
Overall	■ LE stability analyses ■ FE stability analyses	■ Leapfrog™ ■ Slide2D™ ■ RS2™

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Kinematic analyses were carried out using Dips™ and SBlockTM for defined litho-structural domains and all applicable slope face directions. The analyses were carried out for 30° segments to identify the potential kinematic failure modes that could limit the design. Both wedge intersection and planar sliding mechanisms were assessed to be high risk at the bench scale for some of the analyzed slope aspects prior to adopting the current mitigating design recommendations.

Two-dimensional slope stability analyses were used to evaluate the expected design rock slope stability conditions. The analyses were conducted using Slide2D™ and RS2™. The stability analyses considered the potential for overall non-circular failure through the anisotropic rock mass. Stability analyses were carried out for a total of three design sections, including four sections through the final pit, presented in Figure 15-6.

+578250 E
+579000 E
+579750 E
Section 4
Overburden
+5165250 N
Charnockite Gneiss
Section 3
Mixed
Paragneiss
+5164500 N
Paragneiss Biotite
Section 2
+5163750 N
Section 1
Looking down
Metagabbro
0
250
500
750

Figure 15-6: Final pit stability section locations

The results indicated that a Factor of Safety (“FOS”) of equal or greater than 1.5 for both the Phreatic Surface Groundwater (“GW”) and Pore Pressure Model (“PPM”) cases, except for Section 2 (South 2 Domain, West Wall) under the GW case. The results are presented in Table 15-5. The PPM case is considered the design case as it simulates some downward hydraulic gradients in the fractured rock mass. Both cases represent limited drawdown behind the excavated slope faces, indicating little sensitivity to groundwater.

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Table 15-5: Summary of limit equilibrium results for final pit

					Minimum	Factor of Safety
	Pit	Stability	Pit height	Modelled	DAC		PPM
Domain	Wall	Section	(m)	IRA (°)	FOS	GW1	(Design Case)
South 1	West	Section 1A	150	52	1.5	1.7	2.1
	East	Section 1B	190	55	1.5	1.5	1.8
South 2	West	Section 2	155	52	1.5	1.3	1.7
Central	West	Section 3A	185	48	1.5	1.9	1.5
	East	Section 3B	190	57, 59	1.5	1.5	1.6
North	West	Section 4	185	55	1.5	1.8	1.5

Pit Slope Design Recommendations

The pit slope design recommendations are presented in Table 15-6, which are based on the litho-structural domains shown in Figure 15-7. In addition to these slopes, a 15 m wide geotechnical berm should be included if the benches exceed a height of 120 m uninterrupted by a ramp.

+578250 E
+579000 E
+579750 E
North Domain
+5165250 N
Central Domain
+5164500 N
South Domain 1
+5163750 N
South Domain 2
Looking down
0
250
500
750

Figure 15-7: Litho-structural domains utilized for implementation of the design recommendations

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Table 15-6: Final pit slope design recommendations

Design Sector				Design Recommendations
Design Domain	Pit Wall	Slope Dip Direction (°)		Lithology	BFA (°)	Catch-Bench Width (m)	IRA (°)
		From	To
North	North	170	230	Mixed Paragneiss	70	8.5	52
	Northeast-East	230	330	Mixed Paragneiss	80	9.0	58
				Biotite Paragneiss, Charnokite	80	8.0	60
	South-Southeast	330	60	Mixed Paragneiss	80	10.2	56
	Southwest	60	100	Mixed Paragneiss	75	10.2	52
	West-Northwest	100	170	Mixed Paragneiss, Biotite Paragneiss, Charnokite	75	8.5	55
Central	North	160	200	Mixed Paragneiss	80	10.2	56
	East	250	330	Mixed Paragneiss	80	9.0	58
				Biotite Paragneiss, Charnokite	80	8.0	60
	South	330	070	Mixed Paragneiss	80	8.5	59
	West-1	070	140	Mixed Paragneiss	67	8.0	50
	West-2	070	140	Mixed Paragneiss	65	8.0	49
	West-3	070	140	Mixed Paragneiss	70	8.0	53
South 1	North	130	250	Mixed Paragneiss	75	10.2	52
	East	250	290	Mixed Paragneiss	80	8.5	59
	South	290	030	Mixed Paragneiss	80	10.2	56
	West	030	130	Mixed Paragneiss	75	7.5	57
South 2	North-Northwest	140	205	Mixed Paragneiss	70	8.5	52
	Northeast	205	245	Mixed Paragneiss	75	8.5	55
	East	245	290	Mixed Paragneiss, Charnokite	75	8.5	55
	Southeast-South	290	080	Mixed Paragneiss, Charnokite	80	9.5	57
	West	080	125	Mixed Paragneiss	70	8.5	52

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In addition, the following design guidelines are provided:

■	The irregular overburden-bedrock profile will need to be considered in the pit design work in bedrock at the crest of the slope;

■	The initial bench should be limited to a single bench height due to the increased fracturing and irregular joint orientations observed in shallow bench slopes;

■	The foliation parallel BFA’s are based on achievable blasting results and will need to be proved;

■	Bullnoses (convex slopes) of one or more stack heights should be stepped-out and assigned a lower IRA, depending on their size, location, and radius of curvature;

■	Implementation of a two-ramp approach through the pit phases to reduce consequences of an instability location above or below critical access.

Risks

Based on the findings of this Study, the following risks should be considered:

■	The design bench configuration is reliant on best practice blasting to successfully implement the slope recommendations. The kinematic stability work indicates the bench slopes could be susceptible to toppling (East Wall) and planar sliding along foliation (West Wall, North Wall, and South Domain 2 East Wall).

■	With respect to the East Wall, the design BFA’s of 80-degrees may need to be reduced where significant toppling risks exist. There is potential for toppling to have a greater risk than currently expected where foliation is more closely spaced than the current geotechnical logging indicates, and potentially due to incipient features opening during the blast cycles.

■	There may be cases where foliation has limited influence on the bench faces in the massive rocks (i.e., Charnokite) and hang-ups occur. This may result in rock fall risks and challenges to implement the West Wall designs.

■	The 3D structural geology model was developed with the geotechnical and exploration drill hole data. There may be stability risks associated with possible adversely orientated fault structures that were not intercepted by the drill holes.

■	A planar sliding risk is identified along the FoliationParallel_SRK_08 fault located on the West Wall, Starter Pit/Central Domain. Review of the core indicates that this fault has a low confidence and is likely to be discontinuous.

■	During the 2021 SRK site visits, several boxes of core were observed to have accelerated weathering characteristics close to the Graphite Paragneiss, which results in full deterioration to finer-grained materials. The severely weathered materials are limited to shallow depths.

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Opportunities

The following opportunities are considered:

■	Should the rock mass conditions within Biotite Paragneiss and Charnokite have less influence from continuous foliation structures, there may be opportunities to form a steeper bench configuration along the West Wall (where rock is too massive to be impacted by foliation).

■	The shallowest foliation data is within the Central Domain, West Wall. Should foliation be steeper than the current data indicates, a resulting steeper bench can be formed.

15.5.3.	Haul Ramp Design

The haul ramps were designed for haulage with 60-t sized rigid frame mining trucks, with an overall width of 20 m. For double lane traffic, industry practice indicates the running surface width to be a minimum of three times the width of the largest truck. The overall width of a 60-t rigid frame mining truck is 5 m, which results in a running surface of 15 m. The allowance for berms and ditches increases the overall width to 20 m. Single-lane traffic has been considered for the final six benches (60 m in elevation), reducing the overall ramp width to 13 m. Figure 15-8 presents the haul road configuration for 2-way traffic A maximum ramp grade of 10% was used.

Figure 15-8: Ramp design

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15.5.4.	Minimum Mining Width

A minimum mining width of 20 m was considered for the pit design. This width must be respected to ensure that a 60-t haul truck, which has a turning radius of 12 m, can safely enter the mining area and make a 180° turn to be positioned for loading. Figure 15-9 is a conceptual sketch that shows a haul truck positioning for loading.

15.5.5.	Final Bench Access

To reduce the strip ratio as much as is feasibly safe and efficient, the access ramp has not been designed to the bottom of the pit. When mining the final bench, the haul trucks will be positioned on the bench crest rather than on the bench toe. Figure 15-9 illustrates this operating scenario, commonly referred to in the industry as a goodbye cut. The final bench has been designed at a height of 8 m. There are also temporary ramps at the bottom of the pit that will be mined out at the end of the operation and are therefore not shown on Figure 15-10, which presents the pit design.

Figure 15-9: Final bench access

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15.5.6.	Open Pit Design Results and Mineral Reserves

The open pit that has been designed for the Matawinie Mine Project is approximately 3,000 m long and 400 m wide at surface. The total surface area of the pit is roughly 82 ha. The pit contains five independent ramp systems, which are required for pit phasing and the in-pit placement of waste rock and tailings. The deepest part of the pit is at the 345 m elevation at the north end of the pit, where the total depth of the pit reaches 185 m. The pit avoids a wetland on the southwest corner and is 110 m away from the Hydro-Québec power lines.

Accounting for mining dilution and ore loss, the open pit includes 17.3 Mt of Proven Mineral Reserves at an average C(g) grade of 4.16% and 44.4 Mt of Probable Mineral Reserves at an average C(g) grade of 4.26%, for a total of 61.6 Mt of Proven and Probable Mineral Reserves at an average C(g) grade of 4.23%. To access these Mineral Reserves, 71.8 Mt of overburden and waste rock must be mined, resulting in a strip ratio of 1.16:1. There are less than 100,000 t of Inferred Mineral Resources in the open pit. Figure 15-10 presents a plan view of the open pit design.

EX-PIT CDF
OVERBURDEN
STOCKPILE
AREA
WETLAND
PLANT
SITE
LAC
AUX
PIERRES
HYDRO
QUÉBEC
CORRIDOR
578000 E
579000 E
580000 E
5165000 N
5164000 N
N
S

Figure 15-10: Open pit design

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16.	Mining Methods

16.1.	Introduction

The Matawinie Mine Project will be mined using conventional open pit mining methods consisting of drilling, blasting, loading, and hauling. Vegetation, topsoil, and overburden will be stripped and stockpiled for future reclamation use. The ore and waste rock will be drilled and blasted with 10 m high benches. Ore will be loaded into haul trucks in two 5 m flitches with a fleet of diesel-powered hydraulic excavators and a front-end wheel loader, and the waste rock will be mined in 10 m high benches.

Waste rock will be hauled to the CDF where a portion will be used as construction material, with the excess being stored at the same site. Once the initial sub-aerial CDF reaches its configuration, the tailings and waste rock will be hauled and placed within the mined-out pit.

The mine will operate on two 8-hour shifts, 5 days per week, while the mill will operate 24 hours per day, 365 days per year. A crushed ore bin will be filled before the mine shuts down for the weekend.

16.2.	Geotechnical Pit Slope Parameters

The geotechnical pit slope parameters are presented in Section 15.5.2.

16.3.	Hydrogeology

The hydrogeology and groundwater studies that have been done on the property are discussed in Section 20.1.1.6. Potential water sources that affect the mining operation are surface runoff, rainfall, snowmelt, and groundwater. Mine dewatering is presented in Section 16.8.

16.4.	Phase Designs

To maximize the NPV of the Matawinie Mine Project, mining phases (pushbacks) have been designed and incorporated into the mining sequence to defer waste rock stripping and to provide a blended feed grade that is acceptable for the concentrator over the life of the Matawinie Mine Project.

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It was decided to mine the deposit from south to north to ensure that required space is available for in-pit backfilling of waste rock and tailings once the initial CDF at surface is filled to capacity. Even though the south part of the pit is further away from the crusher and the initial construction area of the CDF, it was selected since the stripping ratios are lower at the south end of the pit relative to the north end.

A total of six phases have been designed. The starter pit is located in the centre of the deposit and was selected since it has a very low strip ratio of 0.6:1. The starter pit contains 8.8 Mt of ore at an average diluted C(g) of 4.35%. The starter pit will be mined down to the 452 m elevation for a total depth from surface of approximately 100 m.

Phase 1 is located at the extreme south end of the pit. Phase 1 contains 6.6 Mt of ore at an average diluted grade of 4.01% C(g) and a strip ratio of 1.1:1. Phase 1 will be mined down to the 367 m elevation for a total depth from surface of approximately 130 m. Phase 1 and the starter pit will be mined simultaneously in order to ensure the concentrator is fed an acceptable grade of graphite and also to split the operation into two mining areas to improve fleet productivities.

During the next phase of work, it is recommended to remove the switch-back where the ramp exits in Phase 1. The ramp should continue to the north and line up with the haul road. Phase 2 is located directly to the north of Phase 1 and to the south of the starter pit. Phase 2 contains 8.4 Mt of ore at an average diluted grade of 4.14% C(g) and a strip ratio of 1.2:1. Phase 2 will be mined down to the 404 m elevation for a total depth from surface of approximately 150 m.

Phase 3 is located directly to the north of Phase 2 and expands on the starter pit. Phase 3 contains 11.5 Mt of ore at an average diluted grade of 4.09% C(g) and a strip ratio of 1.2:1. Phase 3 will be mined down to the 404 m elevation for a total depth from surface of approximately 150 m.

Phase 4 is located directly to the north of Phase 3 and expands on the starter pit. Phase 4 contains 15.6 Mt of ore at an average diluted grade of 4.08% C(g) and a strip ratio of 1.2:1. Phase 3 will be mined down to the 367 m elevation for a total depth from surface of approximately 170 m.

Phase 5 is the final phase and is located at the extreme north end of the pit. Phase 5 contains 10.8 Mt of ore at an average diluted grade of 4.73% C(g) and a strip ratio of 1.6:1. Phase 5 will be mined down to the 360 m elevation for a total depth from surface of approximately 150 m.

Table 16-1 presents the Mineral Reserves for each phase, Figure 16-1 presents a plan view of the phases and Figure 16-1 to Figure 16-7 present isometric view of the phase designs.

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Table 16-1: Mineral Reserves by phase

Description	Ore (Mt)	C(g) (%)	Overburden (Mt)	Waste Rock (Mt)	Total Waste (Mt)	Strip Ratio
Starter Pit	8.8	4.35	1.1	4.2	5.3	0.60
PH1	6.6	4.01	1.0	6.4	7.4	1.12
PH2	8.4	4.14	1.2	9.2	10.4	1.24
PH3	11.5	4.09	1.2	12.7	13.9	1.20
PH4	15.6	4.08	4.1	14.0	18.1	1.15
PH5	10.8	4.73	7.0	9.8	16.8	1.56
Total	61.7	4.23	15.5	56.3	71.8	1.16

580000 E
579000 E
579000 E
PH5
PLANT SITE
PH3
PH4
PH2
PH1
STARTER PIT
N
S

Figure 16-1: Phase designs

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Figure 16-2: Starter pit design

Figure 16-3: Phase 1 design

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Figure 16-4: Phase 2 design

Figure 16-5: Phase 3 design

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Figure 16-6: Phase 4 design

Figure 16-7: Phase 5 design

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16.5.	Mine Planning

16.5.1.	Mine Planning Parameters

The mine production plan has been prepared using the MinePlan Schedule Optimizer (“MPSO”) tool in the Hexagon MinePlan 3D software. Provided with economic input parameters and operational constraints such as phase sequencing, maximum bench sink rates, and mining and milling capacities, the software determines the optimal mining sequence which maximizes the NPV of the mine production plan.

The mine plan has been prepared quarterly for the first 2 years of production, annually for the following 11 years, and in 3-year increments thereafter. The mine plan also includes a 6-month period of pre-production. The purpose of the pre-production period is for the mine to provide waste rock for construction material and to prepare the pit for mining operations.

The mine plan has been prepared using cuts that are 60 m x 60 m x 10 m high, for the first four phases, and 120 m x 120 m x 10 m high for the final two phases.

No specific maximum bench sink rate was used as a constraining parameter for the mine plan, but upon completion it was verified that the mining advances in each period were not too aggressive.

The mine plan targets the nominal mill throughput capacity of 324 tph, resulting in a maximum mill feed of 2.551 Mtpy considering an overall mill utilization of 90%. The mine plan accounts for the following processing plant utilization ramp-up prior to achieving nominal capacity, which is based on the Series 1 McNulty curve.

■	Month 1 – 37%;

■	Month 2 – 45%;

■	Month 3 – 75%;

■	Month 4 – 80%;

■	Month 5 – 90%;

■	Month 6 – 100%.

The following calculation is used to determine the amount of concentrate that is produced from the ROM ore. The mill recovery is 93% and the concentrate grade is 97% C(t), as presented in Section 15.4.2. The factor of 1.03 is used to convert C(g) into C(t), as discussed in Section 15.2.

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The mine plan aims to produce up to 105,900 t of concentrate per year. This is achievable given the mill capacity, assuming the feed grade is 4.20% C(g). The mine plan sequencing, therefore, ensures that multiple ore faces are available to mine to provide an average feed grade close to 4.20% C(g).

16.5.2.	Matawinie Mine Production Schedule

The Matawinie Mine Project has a 25-year mine life plus a 6-month period of pre-production development referred to as Year 0. During pre-production, a total of 750 kt of material is mined, including 313 kt of overburden, 203 kt of waste rock, and 235 kt of ore.

During the mining operation, the total material mined from the open pit peaks at 6.2 Mt in Year 3 and averages 5.6 Mtpy for the first 22 years. The average diluted C(g) grade ranges from 4.00% to 4.40% for the first 22 years, and averages 4.88% in the final 3 years. The mine plan is successful at achieving the targeted concentrate production, with a low of 101,000 t in Year 12 and a peak of 105,900 t in Years 8 and 10. The average concentrate production over the life of mine averages 103,328 tpy.

Mining of the six phases follows the sequence presented below:

■	Starter Pit – Year 0 to Year 8;

■	Phase 1 – Year 0 to Year 7;

■	Phase 2 – Year 3 to Year 11;

■	Phase 3 – Year 6 to Year 16;

■	Phase 4 – Year 10 to Year 22;

■	Phase 5 – Year 17 to Year 25.

Table 16-2 presents the mine production schedule. Figure 16-8 to Figure 16-11 present various charts which display the mine production schedule. Figures presenting the pit advances and CDF construction sequencing for Years 4, 10, 20 and 25 are presented in Chapter 18.

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Table 16-2: Mine production schedule

			Year 01				Year 02
Description	Unit	PP	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10	Y11	Y12	Y13	Y14 - 16	Y17 - 19	Y20 - 22	Y23 - 24	Y25	Total
Mill Feed	kt	0	286	509	643	643	629	636	643	643	2,551	2,551	2,557	2,551	2,551	2,551	2,557	2,551	2,551	2,551	2,551	7,652	7,652	7,313	4,465	1,948	61,730
C(g) Grade	%	0.00	4.20	4.20	4.20	4.20	4.20	4.08	4.20	4.20	4.13	4.13	4.04	4.10	4.17	4.20	4.12	4.20	4.07	4.00	4.14	4.10	4.13	4.40	4.80	5.04	4.23
Concentrate Produced	kt	0.0	11.9	21.1	26.7	26.7	26.1	25.6	26.7	26.7	104.0	104.0	102.0	103.3	104.9	105.7	104.1	105.9	102.6	100.7	104.2	309.6	312.2	317.6	211.8	96.9	2,581

ROM to Mill	kt	0	51	509	643	643	629	636	643	643	2,551	2,551	2,557	2,551	2,551	2,551	2,557	2,551	2,551	2,551	2,551	7,652	7,652	7,313	4,465	1,948	61,495
Cg() Grade	%	0.00	4.17	4.20	4.20	4.20	4.20	4.08	4.20	4.20	4.13	4.13	4.04	4.10	4.17	4.20	4.12	4.20	4.07	4.00	4.14	4.10	4.13	4.40	4.80	5.04	4.23

ROM to Stockpile	kt	235	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	235
C(g) Grade	%	4.21	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	4.21

Stockpile to Mill	kt	0	235	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	235
C(g) Grade	%	0.00	4.21	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	4.21

Overburden	kt	313	331	166	168	305	282	91	161	114	942	222	139	351	525	599	17	482	826	1,089	1,007	417	3,223	3,736	0	0	15,504
Waste Rock	kt	203	133	192	621	553	416	516	686	450	2,685	2,152	2,422	3,099	2,925	2,850	3,425	2,967	2,623	2,360	2,443	7,638	5,521	6,864	2,352	205	56,304

Total Material Moved	kt	750	750	867	1,432	1,500	1,327	1,243	1,490	1,207	6,178	4,924	5,119	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	15,706	16,396	17,914	6,817	2,153	133,773
Total Material Mined	kt	750	515	867	1,432	1,500	1,327	1,243	1,490	1,207	6,178	4,924	5,119	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	15,706	16,396	17,914	6,817	2,153	133,538

Strip Ratio		2.2	9.0	0.7	1.2	1.3	1.1	1.0	1.3	0.9	1.4	0.9	1.0	1.4	1.4	1.4	1.3	1.4	1.4	1.4	1.4	1.1	1.1	1.4	0.5	0.1	1.2

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Figure 16-8: Mine production schedule

Figure 16-9: Processing plant feed

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Figure 16-10: Concentrate production

Figure 16-11: Material mined by phase

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16.6.	Mine Equipment Fleet

The following section discusses equipment selection and fleet requirements to carry out the mine plan. Equipment required for the construction of the CDF is not included in this table and is discussed in Section 16.9. The mine will be operated by an owner fleet with the peak requirements presented in Table 16-3. NMG has signed a Master Fleet Services Agreement (“MFSA”) with Caterpillar, who will supply the equipment using their Job Site Solution (“JSS”) service model. With this model, NMG will pay for machine use on an hourly basis, which includes; machine supply and maintenance (parts and service), and a fleet management system. NMG will be responsible for the fuel consumption, machine operator, wear parts, and to supply the mine garage.

Table 16-3: Mining equipment fleet

Equipment	Model	Description	Units
Haul Truck	CAT 775G	Payload – 60 t	12
Hydraulic Excavator	CAT 395	Operating Weight – 94,000 kg	2
Wheel Loader	CAT 988	Payload – 12 t	1
Production Drill	Epiroc D65	Operating Weight – 23,000 kg	2
Track Dozer	CAT D8T	Operating Weight – 38,000 kg	2
Road Grader	CAT 14M	Operating Weight – 24,000 kg	2
Water / Sand Truck	CAT 740	Capacity – 40,000 litres	1
Utility Excavator	CAT 336	Operating Weight – 37,000 kg	1
Utility Loader	CAT 950		1
Transport Bus	GMC	20 passengers	1
Powder Truck	n/a	n/a	1
Lowboy	n/a		1
Pickup Truck	Ford F250	Crew Cab	10
Light Plant	n/a	6 kW	6
Dewatering Pump	n/a	85 kW	4

16.6.1.	Operating Schedule

The mine will operate on two 8-hour shifts, 5 days per week from Monday to Friday. For equipment calculations, a total of 5 days per year of lost production time has been considered for poor weather conditions. During these periods, the primary crusher, if operating, will be fed from the emergency ore stockpile located on the ROM pad.

Equipment maintenance will be carried out on Monday to Friday, but the weekends can be used to carryout certain maintenance activities that will increase fleet availability.

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16.6.2.	Equipment Utilization Model

Figure 16-12 presents the equipment utilization model that is used to understand the key performance indictors (“KPI”) that govern the fleet requirements. The definitions for each time component are presented below using haul trucks as an example.

Figure 16-12: Equipment utilization model

■	Scheduled Time – full calendar year less unplanned shutdowns;

■	Down Time – unit is inoperable due to scheduled maintenance or unplanned breakdown;

■	Available Time – scheduled time less down time;

■	Standby Time – the unit is available mechanically but not being used (the engine will typically be shut off while the unit is on standby);

■	Utilized Time – available time less standby time. This time is also referred to as the Gross Operating Hours (“GOH”);

■	Operating Delays – the unit is available and not on standby but not effectively producing (the engine will be running during the operating delays);

■	Operating Time – utilized time minus operating delays. This time is also referred to as the Net Operating Hours (“NOH”).

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The following KPI’s can be calculated from using the formulas below:

■	Availability – (NOH + Op. Delays + Standby) / (NOH + Op. Delays + Standby + Down);

■	Use of Availability – (NOH + Op. Delays) / (NOH + Op. Delays + Standby);

■	Machine Utilization – (NOH + Op. Delays) / (Scheduled Time);

■	Operating Efficiency – (NOH) / (NOH + Op. Delays);

■	Effective Utilization – (NOH) / (Scheduled Time).

Table 16-4 presents the KPI’s and time assumptions used for the fleet of trucks, excavators, and drills.

Table 16-4: Mine equipment KPI’s

Description	Unit	Trucks	Excavators	Drills
Availability	%	90.0	85.0	75.0
Use of Availability	%	84.6	85.5	85.3
Machine Utilization	%	86.7	85.5	84.3
Operating Efficiency	%	76.2	72.7	63.9
Effective Utilization	%	66.0	62.1	53.9
Scheduled Time	h/y	4,171	4,171	4,171
Down Time	h/y	417	626	1,043
Standby Time	h/y	578	513	461
Operating Delays	h/y	424	440	419
Utilized Time (GOH)	h/y	3,177	3,033	2,668
Operating Time (NOH)	h/y	2,753	2,592	2,248

16.6.3.	Drilling and Blasting

Production drilling will be done with diesel-powered down-the-hole (“DTH”) drills that will drill 5.5-inch (140 mm) diameter holes on 10 m high benches. Drilling productivities have been calculated using an instantaneous drill penetration rate of 35 m/h and the fixed time drilling components presented in Table 16-5.

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Table 16-5: Fixed drilling time per hole

Description	Unit	Value
Steel Retract	min	0.40
Jack Up	min	0.30
Tramming	min	2.50
Jack Down	min	0.50
Collar Time	min	3.00
Bit Change	min	0.30
Total	min	7.00

The drill productivities have been applied to the number of holes drilled per year to determine the annual hours of drilling and number of units required. In addition to the number of holes, which is based on the blast pattern presented in Table 16-6, an additional 2% will be considered for holes that will require re-drilling.

Table 16-6: Drilling and blasting parameters (ore and waste rock)

Parameter	Unit	Value
Bench Height	m	10
Blast hole Diameter	mm	140
Burden	m	4.25
Spacing	m	4.25
Sub drilling	m	1.5
Stemming	m	2.8
Explosives Density	g/cm3	1.20
Powder Factor	kg/t	0.32

NMG is evaluating fully electrified surface drill rigs for the first 5 years of the mining operation. A recently concluded study and concept review from a major OEM identified an electric equivalent production drill, capable of drilling production and pre-sheer holes; the model is currently available as a diesel vehicle. Discussions are underway with drill manufacturers to test electric models at the Matawinie site to allow for electric drills within the first 5 years of the mining operation.

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Blasting will be carried out using emulsion with an explosive density of 1.20 g/cm3. Blasting will be done using electric detonation and drill holes will be double-primed (two detonators and two boosters per hole). Pre-split drilling and blasting will be done on the final pit walls.

Explosive products and accessories will be delivered to site by an explosives supplier. Production holes will be loaded using a “just-in-time” philosophy; therefore, no bulk products will be stored on site. The NMG explosives team will consist of a blaster and a blaster’s helper. Two magazines will be installed to store accessories and packaged products, which will be located to the west of the CDF.

There will be roughly one blast per week that will generate between 100,000 t to 200,000 t of rock. The quantity of explosives averages approximately 1,500,000 kg per year.

Blasting mats will be used in the southwest corner of the pit to protect against rock projections due to the proximity of the Hydro-Québec high-voltage power lines. In addition, the blasts will be designed to protect the surrounding infrastructure from potential vibration damages. If a risk is identified, the blast design will be modified to reduce the total explosive charge per delay.

A flyrock projection analysis identified that blasting within 300 m of buildings will require blasting mats or a modified blasting pattern. Occupied buildings within 500 m of blasts will need to be evacuated; alternatively, blasting mats and/or modified blast patterns could be used.

16.6.4.	Loading

Loading will be done on 5 m benches using diesel-powered hydraulic backhoe excavators equipped with 6.5 m3 buckets. Productivities have been calculated considering bucket swing times of 40 seconds and a 90% fill factor.

During peak production, the fleet will include two excavators. A wheel loader has also been included in the fleet to assist the excavators and for reclaiming the emergency ore stockpile.

16.6.5.	Hauling

Hauling will be done with 60-t rigid frame haul trucks. Haul productivities have been calculated considering effective payloads of 58 t, which have been reduced from the nominal payloads to account for a carryback of 2%.

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A haulage network was established in MPSO that considers the hauls for each mining cut to each potential dumping destination. Using rimpull curves provided by the truck manufacturers, MPSO calculated the travel times for each haul. The travel times were then added to the fixed haulage cycle times to arrive at the total cycle times. The fixed cycle times consider 42 seconds for truck spotting, 40 seconds for each bucket, and 72 seconds for spotting and dumping at the destination. It is assumed that the excavator will be waiting for a truck with a loaded bucket 50% of the time, resulting in a 5-second first bucket pass in those instances. A total of seven buckets is required to load each truck, resulting in an average total fixed cycle time of 405 seconds. In addition to these haulage parameters, the truck productivity calculations consider a 3% rolling resistance for in-pit and on the stockpile hauling, a 2% rolling resistance for surface haul roads, a maximum speed of 40 km/h and a downhill maximum speed of 25 km/h.

A total of four trucks are required in pre-production, ramping up to eight in Year 1, nine in Year 3, and reaching a peak of 12 in Year 7.

The average one-way haul distances for the open pit over the life of mine are 1.9 km for ore to the crusher and 2.0 km for waste rock to the CDF.

The trucks may be equipped with rubber box liners to minimize potential noise disturbance, if required.

16.6.6.	Auxiliary Equipment

A fleet of support equipment has been included for haul road maintenance, drill pad preparation, and cleaning around the loading face. The fleet of support equipment includes dozers, graders, a water/sand truck, and a utility excavator.

A fleet of service equipment such as fuel and lube trucks, lowboys to transport the tracked equipment, a personnel bus, maintenance vehicles, and pick-up trucks is also included.

16.7.	Stockpiles and Co-disposal Facility

Material mined from the open pit that is not directly hauled to the primary crusher will be placed in several storage facilities across the site. These facilities, discussed in further detail below, include topsoil stockpiles, an OB stockpile, the pre-production ore stockpile, an emergency ore stockpile, and the CDF. Note that trees and topsoil will be cleared prior to placing material in these piles.

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16.7.1.	Topsoil Stockpiles

The topsoil (organic material) thickness across the site is variable, ranging from 0 cm to 50 cm per sector. An average thickness of 30 cm across the property was considered appropriate for this Study. The stripped topsoil will be hauled, placed, and compacted if needed in multiple windrows. These windrows will be built strategically within the east sector of the OB stockpile (level 571 m) and around the site, to minimize haul distances. Stockpile heights will be limited to 4.6 m, with an average slope of 1.5H:1V. The stockpiled topsoil will be used as a growth medium for vegetation as part of the site reclamation activities.

As progressive reclamation begins around Year 4 or before, freshly excavated topsoil will be hauled directly to areas where active reclamation work is being carried out, thus reducing costs by limiting re-handling activities.

16.7.2.	Overburden Stockpile

As with the topsoil, the overburden will be excavated, hauled, and compacted within the overburden stockpile. The OB stockpile is located to the northeast of the concentrator as presented in Figure 16-13. The final configuration of the OB stockpile, complying with the applicable regulations and current practice recommendations, will reach a maximum elevation of 578 m (+/- 25 m in height). The stockpile will be built with 4 m high lifts with an external slope of 3H:1V. A minimum 3 m setback will be built between each bench. In addition to adequate compaction to promote dilative behaviour, blanket drains and finger drains have been designed and strategically placed to maintain the phreatic level as low as possible. Comprehensive QA and QC programs will be implemented during the construction of the stockpile. Vibrating wire piezometers and monitoring wells will be installed, and a surveillance program will be implemented to monitor the performance of the stockpile over time.

The final configuration will allow to stockpile a total of 1.5 Mm3 of material.

As per the current mine plan, overburden will likely be hauled and placed at the CDF in Year 3 or potentially earlier. The overburden will be used as construction material to begin progressive reclamation in places where the CDF will have reached the final configuration.

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Figure 16-13: Topsoil and overburden stockpile (final configuration) and
CDF Phase 1 impervious foundation configuration

16.7.3.	Pre-production Ore Stockpile

Ore mined during the pre-production period will be placed in an ore stockpile and reclaimed in the following year. The ore stockpile will be located near the primary crusher.

16.7.4.	Emergency Ore Stockpile

To ensure the primary crusher can be fed when the mine will be shut down during extreme weather events, an emergency ore stockpile has been located on the run of mine (“ROM”) pad. The emergency ore stockpile has a 10,000-t capacity to provide 24 hours of crusher feed. The emergency ore stockpile has a height of 5 m and a surface area of 1,000 m2. Ore from this stockpile will be rehandled with a wheel loader that will dump directly into the hopper of the primary crusher.

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16.7.5.	Co-disposal Facility (CDF)

NAG and PAG tailings, as well as waste rock mined from the open pit will be hauled, placed and compacted in the CDF. The CDF is discussed in further detail in Sections 18.3 and 18.4 and 18.1.11. The construction of the CDF will begin north of the starter pit (Phase A-1 and A-2) and extend to the west (Phase A-3), as presented in Figure 16-14. Based on the current mine plan, in-pit deposition will begin around Year 7. The in-pit deposition will be optimized with the intent to minimize the CDF footprint.

The final configuration of the CDF, complying with applicable regulations and current practice recommendations, will likely reach a maximum elevation of 599 m (+/- 100 m in sub-aerial height and +/- 140 m in height within the in-pit deposition sector). The pile will be built with 6 m high lifts with an external slope of 2.5H:1V. A minimum 3 m setback will be built between each bench, leading to an average slope of 3H:1V. The co-disposition of tailings and waste rock, further discussed in Section 18.1.10, will allow to maintain tailings saturation as high as possible, mitigating the likelihood of geochemical reactions and promoting dilative behaviour, thereby increasing physical stability. In addition to adequate compaction, blanket drains at the base of the stockpile and finger drains have been designed and strategically placed to maintain the phreatic level as low as possible within the CDF. Comprehensive QA and QC programs will be implemented during the construction of the stockpile. Vibrating wire piezometers, tensiometers, thermistors, inclinometers, as well as monitoring wells will be installed, and a detailed surveillance program will be implemented to monitor the performance of the stockpile over time. In addition to the above instrumentation, survey monuments will be strategically installed to monitor deformations. When possible, instrumentation will be connected to a data logger for continuous recording. The data will be saved in a centralized database, accessible through a web portal. When alert and alarm threshold values are reached, the responsible people will be warned automatically by email and text message.

The CDF final configuration, presented in Figure 16-14, allows for the stockpiling of approximately 58.6 Mm3 of material.

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Figure 16-14: CDF preliminary phase layout, final CDF configuration and instrumentation localization within the OB stockpile and CDF

16.8.	Mine Dewatering

The four sources of water that affect the mining operation are surface runoff, rainfall, snowmelt, and groundwater.

16.8.1.	Surface Runoff

Around the OB stockpile surface, runoff water will be collected in a ditch system and directed to the Industrial Zone Basin (“BC-2”). Around the CDF and the haul roads, surface runoff water will be collected in a ditch system and directed either to the North Area Basin (“BC-1”) or South Collecting Basin (“BC-Sud”). The water from the BC-1 and BC-Sud will then be pumped to the BC-2 for treatment and, eventually, discharged into the environment. The surface runoff water from the pit will be pumped to the BC-1 or BC-2 (as needed) for treatment. The surface runoff water in the pit is expected to be relatively minimal since the majority of the pit is located at the top of watersheds. Where needed, diversion ditches will be added to divert surface runoff water from entering the pit.

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To limit the surface runoff from entering the pit, a perimeter ditch will be established around the pit to capture the surface water before it enters the mining area. Water collected in the ditch system will be directed to a settling basin and eventually discharged back into the environment.

16.8.2.	Rainfall and Snowmelt

Rainfall and snowmelt within the pit will be collected in pit sumps and pumped to surface, either to the BC-1 or BC-2, for treatment and then discharged into the environment.

16.8.3.	Groundwater

Groundwater is an important consideration in open pit mining operations. Not only must the water be collected and pumped out of the pit, but it also significantly impacts the stability of the pit slopes. Water pressures act in direct opposition to stabilizing forces and must be accounted for to ensure realistic stability modelling results. A pit dewatering system must be considered in the mine design and mine planning, as groundwater drawdown is vital for a safe and efficient mining operation. Vertical piezometers will be installed behind the pit walls to evaluate the efficiency and success of the drainage system on groundwater drawdown. The daily pit dewatering quantities were estimated in 2022 by Richelieu Hydrogéologie Inc. and vary from 500 m3/day to 2,300 m3/day. Groundwater inflows will be collected in sumps and pumped to the BC-1 or BC-2.

For the first 5 years of the operation a total of three 115 hp (86 kW) standard high head diesel pumps will be required. Starting in Year 5, the mine dewatering system will be electrified.

16.9.	Co-disposal Facility Construction and Operation

The following section provides a brief description of the construction of the CDF, with further details provided in Section 18.1.10. As mentioned above in Section 16.7.5, the CDF will be built with waste rock from the mine and with NAG and PAG tailings. To mitigate the potential environmental impact of the CDF on the regional groundwater, the CDF will be built on a lined platform surrounded by impervious ditches. The contact water will flow by gravity toward a lined collection basin, BC-1. The collected water will then be pumped and treated as explained in Section 18.1.4.

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During a full-production year, when the mill will process 2.551 Mt of ore at an average grade of 4.20% C(g), it is estimated that 2.219 Mt and 0.659 Mt of NAG and PAG will be produced, respectively. It is currently assumed that the tailings moisture content (Mw/Ms) will range from 15% to 18%. This targeted moisture content, at the exit of the filter press, allows proper transportation with haul trucks, as well as placement and compaction using CAT D8 dozers. Tailings placement and the compaction process will be achieved on the wet side of the optimum proctor to promote 1) dilative behaviour; and 2) a high degree of saturation. The intent is to mitigate sulphur oxidation while maintaining a stable landform with limited to no susceptibility to liquefaction.

Table 16-7 presents the in situ dry densities used to estimate the storage capacity of the CDF.

Table 16-7: Densities

Material	Unit	Value
PAG Tailings	t/m3	1.94
NAG Tailings	t/m3	1.60
Waste Rock	t/m3	2.13

It is assumed that the tailings produced during the commissioning of the mill will likely have a higher than expected moisture content or a particle size distribution that does not match the anticipated specifications. Consequently, compaction of these tailings could likely be challenging, and dilative behaviour may not be achieved. These tailings will be placed within the inner part of the CDF and surrounded by a rockfill berm, constructed using waste rock mined during pre-production. During operations, when tailings will comply with the design criteria, they will be placed and compacted within cells built with waste rock. As per the current mine plan, it is anticipated that several deposition cells will be active simultaneously, allowing for an efficient, productive, and flexible operation. A cell for off-spec material will always be active, where tailings deposition can occur during adverse conditions, such as during heavy or prolonged rainfall, winter, or spring freshet. Active snow and surface water management will be implemented to support efficient placement and compaction efforts.

Tailings at the concentrator will be loaded by a CAT 988 front-end wheel loader into a fleet of CAT 775 haul trucks. The intent is to wash heavy equipment exposed to PAG to avoid cross-contamination of NAG tailings with PAG tailings. PAG haul trucks will be equipped with a tarp cover to minimize dust emissions. As per the current mine plan, a total of five trucks are required to haul the tailings.

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As mentioned above, tailings will be placed and compacted using a CAT D8 dozer. The compaction process (i.e., lift thickness and number of passes) is yet to be confirmed through test-pad scale-tests to ensure that the targeted dry densities are achieved. Haul truck circulation across the NAG tailings deposition zone will be stimulated to increase in situ densities and minimize the compaction effort required by the dozers. Both QA and QC programs will be implemented. These programs will be developed and included in the operation manual and the deposition plan of the CDF.

In areas where the final configuration of the CDF has been reached, progressive reclamation will be initiated (Section 16.7.1).

Road graders and water/sand trucks will be used to maintain the roads related to the CDF.

The CDF construction activities will follow the mine operations schedule of 5-days-per-week. The tailings storage capacity at the concentrator is designed to store the tailings produced during weekends. To de-risk the tailings deposition, a decree modification is under analysis by the MELCCFP to have certain deposition activities operate on a seven-day-per-week schedule.

16.10.	Mine Workforce

The mine workforce requirement, presented in Table 16-8, reaches 78 during peak production. The mine operations team will work on a 2-crew system, with the first crew working the morning shift and the second crew working the afternoon shift, both from Monday to Friday. Overtime may be required on weekends to make up for production shortfalls.

The fleet of Caterpillar equipment will be maintained by Toromont service crews. NMG will have a small maintenance crew to service the non-Caterpillar equipment and to repair the ground engaging tools and wear items. Field maintenance will be carried out on both the morning and afternoon shifts, and shop maintenance will be done only on the morning shift.

The technical services, which include engineers, geologists, and mining technicians, will work from Monday to Friday. An allowance for consultants and sub-contractors has been included in the mine operating cost to cover vacations and special projects.

The workforce to operate the CDF will be comprised of the wheel loader, trucks, dozer, and excavator operators, as well as a shift foreman, and a tailings planner.

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Table 16-8: Mine workforce requirements

Description	Number
Mine Operations
Mine Manager	1
Pit Foreman	2
Equipment Operator	38
Labourer	4
Driller	4
Drill Helper	2
Blaster	1
Blaster Helper	1
Mechanic	4
Mine Technical
Mining Engineer	1
Geologist	1
Sampler	2
Surveyor	1
Tailings Operations
Tailings Foremen	1
Tailings Planner	1
Truck Operator	10
Tailings Loader Operator	2
Tailings Dozer Operator	2
Total Mine Workforce	78

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

17.	Recovery Methods

17.1	Overall Graphite Balance

The overall graphite balance for the integrated Matawinie Mine and Bécancour Battery Material Plant Projects is presented in Figure 17-1. Unless otherwise specified, moisture content in Chapter 17 is defined by Mass of water / (Mass of water + Mass of solids) or Mw/(Mw+Ms).

The graphite content, also referred to as C(g), is measured using a protocol to differentiate with other potential sources of carbon, such as carbonate-rich lithologies in ore (e.g., CaCO3). It is assumed that the total carbon content, referred to as C(t), should be equal to C(g), in graphite concentrate as well as in AAM, since the processing of the ore and graphite concentrate to create AAM usually eliminates sources of carbon other than graphite.

Figure 17-1: Overall graphite balance

17.2	Matawinie Mine and Concentrator

17.2.1	Mineral Processing Facility Design

The mineral processing facility has been designed to produce 105,882 dry tonnes of graphite concentrate per year.

The mineral processing facility includes crushing, grinding, concentrating, dewatering and tailings processing areas.

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The concentrator is designed to produce a graphite concentrate containing 97.5% C(t) from an ore containing 4.23% C(g). To achieve this concentration, the comminution and beneficiation processes include crushing, grinding, conventional flotation, polishing and stirred media milling, and column flotation. The facility will also perform thickening, filtration, magnetic separation, drying, bulk concentrate storage and load out.

Tailings will be processed to generate two tailings streams, non-sulphide/NAG and sulphide/PAG. Each stream will be dewatered and filtered to a product containing 15% moisture.

At full capacity, the concentrator is projected to operate with 66 full-time employees, including the technical and administrative staff. This amounts to a total of 144 fulltime employees working at the Matawinie Mine Project when including the mine workforce (Section 16.10).

17.2.1.1	Design Criteria

Graphite quality is measured in flake size and purity. The design of the concentrator takes this into account to minimize degradation of the graphite flakes while producing high-purity graphite. Based on the NMG September 2023 new marketing strategy, all concentrator production of 105,882 dry tonnes of 97.5% C(t) graphite concentrate will be sent to the Bécancour value-added product facilities in the bulk format. Average graphite recovery of 93% is used for design which results in an average weight recovery of 4.13%. These figures are based on the recent 2024 lock cycle test work results and may change depending on ore composition. The operation of NMG demonstration plant confirmed that 97.5% C(t) graphite concentrate with a 93% recovery can comfortably be achieved. The concentrator will operate 24 hours per day, 7 days per week, 52 weeks per year. Operating availability of the concentrator is 90%.

The concentrator capacity has been established at an average rate of 7,804 dry tonnes per day or a nominal throughput rate of 325 dry tonnes of ore per hour. Table 17-1: summarizes the design basis for the crusher, concentrator and shipping facilities.

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Table 17-1: Process design criteria

Plant Capacity
Parameter	Unit	Value
Nominal Ore Processing Rate	dry tpy	2,563,728
Nominal Concentrator Ore Processing Rate	dry tpd	7,804
Ore Moisture	%	5.0
Graphite Ore Grade C(g) (average over LOM)%		4.23
Crusher Operating Time	%	37.5
Nominal Ore Crushing Rate	dry tph	780
Concentrator Operating Time	%	90
Nominal Ore Processing Rate	dry tph	325
Final Graphite Concentrate Grade C(t)%		97.5
Final Graphite Concentrate Recovery	%	93
Total Graphite Production (nominal)	dry tpy	105,882
Total Graphite Production (average over LOM)	dry tpy	103,328

17.2.2	Mass and Water Balances

The processing plant mass balance has been calculated based on the developed flowsheet and design criteria.

Table 17-2 and Table 17-3 show a summary of the mass balance during winter and summer seasons. Throughput and flow rates are shown in tonnes per day and cubic metres per day: 1 m³/d of water is equal to 1 tpd.

MARCH 2025	17-3

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Table 17-2: Matawinie concentrator summarized process mass balance (winter)

Mass Entering System				Mass Exiting System
Streams	Dry Solids (tpd)	Water (m3/d)	Total Mass (tpd)	Streams	Dry Solids (tpd)	Water (m3/d)	Total Mass (tpd)
Graphite ore to Concentrator	7,804	411	8,215	Water evaporation from dryer	-	56	56
Treated reclaim water from BC-2	-	2,380	2,380	Final Concentrate	322	1	323
Reclaim water from BC-2	-	2,325	2,325	Sulphide filter cake	1,287	227	1,514
	-	-	-	Non-sulphide tailings filter cake	6,195	1,093	7,288
	-	-	-	To collecting basin	-	3,739	3,739
Total Entering	7,804	5,116	12,920	Total Exiting	7,804	5,116	12,920

Table 17-3: Matawinie concentrator summarized process mass balance (summer)

Mass Entering System				Mass Exiting System
Streams	Dry Solids (tpd)	Water (m3/d)	Total Mass (tpd)	Streams	Dry Solids (tpd)	Water (m3/d)	Total Mass (tpd)
Graphite ore to Concentrator	7,804	411	8,215	Water evaporation from dryer	-	56	56
Treated reclaim water from BC-2	-	3,775	3,775	Final Concentrate	322	1	323
Reclaim water from BC-2	-	2,325	2,325	Sulphide filter cake	1,287	227	1,514
	-	-	-	Non-sulphide tailings filter cake	6,195	1,093	7,288
	-	-	-	To collecting basin	-	5,134	5,134
Total Entering	7,804	6,511	14,315	Total Exiting	7,804	6,511	14,315

Figure 17-2 and Figure 17-3 show more detailed water balances during the winter and summer seasons. Some parts of the reclaim water from the collecting basin BC-2 will be treated and reused as fresh water in the processing plant. The quantity of the required fresh water during the summer will be higher than winter season due to the higher cooling water requirement for the compressors.

MARCH 2025	17-4

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Figure 17-2: Water balance during the winter season

MARCH 2025	17-5

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Figure 17-3: Water balance during the summer season

MARCH 2025	17-6

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

17.2.3	Process Flowsheet and Process Description

Figure 17-4 shows a simplified flowsheet indicative of the process. The mineral processing facility has seven distinct areas: crushing and stockpile, grinding and flotation, polishing and cleaning (including stirred media mills (“SMM”) and secondary cleaning), graphite concentrate dewatering, storage and truck load out, and tailings processing and dewatering.

The simplified flowsheet presented in Figure 17-4 is general. The following sections describe each area in more detail.

Figure 17-4: Simplified flowsheet

MARCH 2025	17-7

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

17.2.3.1	Crushing

The crushing circuit has two identical crushing lines having the same equipment and the same capacity. In normal operation, both lines are in operation, but it is possible to operate only one line if required. The crushing circuit is designed to operate during the daytime (16 hours per day) and only on weekdays. As the rest of the plant is operating 24 hours per day, 7 days per week, the crushing circuit has a higher capacity than the rest of the plant and there is a crushed ore stockpile between the crushing and the grinding circuit to ensure a constant and stable feed to the grinding circuit.

Trucks from the mine discharge the fresh ore into the crushers’ hoppers which are equipped with stationary grizzlies and one rock breaker to break the intercepted boulders. ROM ore from the hopper discharges on two grizzly feeders. Fines material bypasses the crusher, is collected at the undersize of the feeders and is directed to the sacrificial belt conveyors. Coarse material is fed to the jaw crushers. They crush the ore to a smaller size before it can move on to the grinding step of the process. Jaw crushers discharges are sent to the sacrificial belt conveyors.

Metal detectors are installed on the sacrificial belt conveyors to detect metal bits before ore is transferred to the stockpile conveyor.

The stockpile conveyor is used to carry the crushed ore out of the primary crusher building and onto a stockpile. Dust material from crusher dust collector system is also fed onto the conveyor.

17.2.3.2	Crushed Ore Storage Building

The crushed ore brought from the primary crusher is kept on a stockpile in the crushed ore storage building before being moved on to the grinding step of the process. As the crushing circuit is operating only during the weekdays and the rest of the plant all week, the objective of the stockpile is to ensure a constant and stable feed to the grinding circuit.

17.2.3.3	Grinding and Flotation

Crushed ore is withdrawn from the stockpile using three apron feeders. The apron feeders transfer the crushed ore via a conveyor to a SAG mill.

The SAG mill is in closed circuit with a single deck vibrating screen. The screen undersize is sent to the ball mill discharge pump box by gravity, while the screen oversize is recirculated to the SAG mill.

MARCH 2025	17-8

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

The ball mill operates in closed circuit with a set of cyclones. The ball mill discharge, combined with cleaner scavenger tails, is pumped to the ball mill cyclones. The cyclones underflow returns to the ball mill while the overflow proceeds to the rougher/scavenger flotation. The cyclones overflow is expected to have a PSD of 80% less than (P80) 0.212 and 0.150 mm for nominal and design cases, respectively.

The rougher/scavenger flotation circuit consists of four mechanical tank cells and aims to float the majority of all liberated graphite.

Fuel oil and methyl isobutyl carbinol (“MIBC”) are added to the flotation process. There is no modifier required in the flotation process.

The rougher/scavenger concentrate containing 55% C(t) will be directed to the polishing circuit. The rougher/scavenger tails containing 0.18% C(t) will be directed to the concentrator tailings thickener.

17.2.3.4	Cleaning Circuits

Upgrading of the rougher/scavenger graphite concentrate is done in four cleaning stages that will be conducted in series. The primary cleaning phase consists of a polishing mill and mechanical flotation cells; cleaner 1 concentrate goes to cleaner 2, while its tailings are pumped to the cleaner scavenger cells for recovery of the more challenging middlings. The cleaner 2 concentrate will be sent to the secondary cleaning stage including SMM and flotation tank cells. Cleaner 2 tailings are returned to the cleaner 1. The SMM discharge will be transferred to cleaner 3; concentrate of this flotation cell goes to the 4th tank cell while its tailings are pumped to the cleaner scavenger. The tailings of the cleaner 4 are returned to cleaner 3 and its concentrate will be pumped to the 2nd SMM. The 2nd SMM discharge, combined with the cleaner 6 tailings, will be pumped to cleaner 5, whose tailings go to the cleaner scavenger and its concentrate is subjected to the next cleaning step in the form of the flotation column (cleaner 6). The column concentrate will be sent to the 3rd SMM, whose discharge will be combined with cleaner 8 tailings and sent to cleaner 7, whose tailings are pumped to the cleaner scavenger and its concentrate is treated through the flotation column (cleaner 8). The concentrate of the 2nd column (cleaner 8) is considered as final concentrate and will be pumped to the concentrate thickener.

17.2.3.5	Graphite Concentrate Dewatering

Graphite concentrate dewatering is done using a thickener and filter before being sent to the dryer.

MARCH 2025	17-9

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

The graphite concentrate thickener is used to dewater the flotation concentrate. This thickener receives concentrate from the 2nd flotation column (cleaner 8).

The thickener overflow is pumped to the process water tank and the thickener underflow, with 35% solids, is discharged to a holding tank prior to being pumped to a press filter. The purpose of a holding tank is to decouple the continuous operation of the thickener upstream from the batch nature of the press-filter downstream.

The concentrate filter delivers a graphite product containing 15% moisture. The filtered concentrate is dropped in a hopper and a screw conveyor sends it to the concentrate dryer.

The concentrate filter filtrate is recirculated into the thickening circuit.

17.2.3.6	Tailings Thickening

The tailings thickener is fed by the scavenger flotation cell tails. This thickener increases the tailings slurry density and allows recovering process water with no sulphide flotation reagents to be reused in the graphite flotation circuits.

The thickener overflow is pumped to the process water tank and the thickener underflow is sent to the desulphurization circuit.

17.2.3.7	Graphite Concentrate Drying, Storage and Load out

The graphite concentrate dryer is used to decrease the concentrate filter cake moisture to less than 0.3% and prepares it for storage and truck loadout to the Bécancour plant.

Filter cake from the concentrate filter press will fall into a hopper and a screw conveyor will take it to the dryer.

The dryer air is discharged into the graphite dryer dust collector and the dry concentrate into the dry concentrate water-cooled screw conveyors.

The graphite dryer dust collector is used to remove the dust generated by the concentrate drying operations from the discharge air to the atmosphere below the permitted emission level. The clean air is then discharged to the atmosphere.

The dust collector solid material removed from the air is sent back into the water-cooled screw conveyors.

MARCH 2025	17-10

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

17.2.3.8	Graphite Storage and Loadout

NMG aims to produce 105,882 tpy bulk graphite concentrate that will be transported to the Bécancour Battery Material Plant. After the dryer, dry graphite is pneumatically transported to four 90-t bulk graphite bins inside the concentrator. From these bins, graphite is airlifted to two 530-t silos outside the concentrator which is equipped with a concentrate truck loadout station to be loaded into 37 tonnes bulk tanker trucks.

17.2.3.9	Desulphurization and Stockpiles - Magnetic Separation and Sulphide Flotation

The desulphurization circuit consists of two main steps, first removal of the magnetic sulphides by the medium-intensity magnetic separator and then treating the non-mag portion in the sulphide flotation circuit for further sulphide removal. Putting the MIMS before flotation circuit would save some reagents consumption at the flotation stage. This hypothesis was confirmed by conducting the above-mentioned configuration at the demonstration plant.

There are two identical parallel lines for the magnetic separation, each composed of a MIMS fed by a pump from tailings thickener U/F.

MIMS are used as the first step of the desulphurization to remove sulphur compounds from the concentrator tailings.

MIMS concentrates are combined with sulphide flotation concentrate and pumped to the sulphide (PAG) thickener. MIMS tails are fed by gravity to the sulphide flotation conditioning tank where PAX is added as collector reagent. The tank content is pumped into the sulphide flotation Cell #1.

The sulphide flotation cells are used to float the remaining sulphides after the magnetic separation circuit. The collector and frother used in flotation circuit are respectively the PAX and the MIBC.

Sulphide flotation and MIMS concentrate is sent to the PAG thickener and sulphide flotation tails are directed to the NAG thickener.

17.2.3.10	Tailings Dewatering

Tailings dewatering is comprised of two parallel circuits: sulphide tailings (PAG) dewatering and non-sulphide tailings (NAG) dewatering.

MARCH 2025	17-11

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

17.2.3.11	Sulphide (PAG) Tailings Dewatering

The PAG thickener is fed by the sulphide flotation cell concentrate as well as the MIMS concentrate. Flocculant is also added at the thickener feed.

The thickener overflow is pumped to the tailings water tank.

The PAG thickener U/F pumps send the thickener underflow with 65% solids to the PAG holding tank and this tank feeds the PAG filter press.

The filter press cake with 15% moisture falls onto the PAG discharge conveyor. The material continues to the PAG transfer conveyor, then onto the PAG stockpile conveyor, and finally to be stored on the sulphide (PAG) tailings stockpile.

The contents of the PAG filtrate tank are pumped back into the PAG thickener.

17.2.3.12	Desulphurized (NAG) Tailings Dewatering

The NAG thickener is fed by the sulphide flotation cell tails. Flocculant is also added at the thickener feed. The NAG thickener overflow is pumped to the tailings water tank.

The NAG thickener underflow is sent to the NAG holding tank with 65% solids and the tank content is pumped to the NAG filter presses.

NAG filter presses filter cake with 15% solids first falls onto the discharge conveyors. The material continues onto the NAG stockpile conveyor then falls onto the desulphurized (NAG) tailings stockpile.

The contents of the NAG filtrate tank are pumped back into the NAG thickener.

17.2.3.13	Reagent Area

Flocculant

The dry flocculant feed system is used to distribute dry flocculant from bulk bags. There are two flocculant systems, one for the concentrate thickener and one for the other three thickeners. Both systems have the same flowsheet. The flocculant bulk bags are first unloaded into the feed system. Flocculant and fresh water are added into an eductor and directed into the flocculant mixing tank.

The mixing tank is equipped with an agitator and is used to mix the flocculant solution thoroughly. Once the mixing tank content has been mixed for a determined time, it is pumped into the flocculant holding tank.

MARCH 2025	17-12

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

The flocculant holding tank stocks the flocculant before it is distributed into the process by the metering pumps and their in-line mixers.

Methyl Isobutyl Carbinol

The MIBC storage tank receives and stocks the MIBC delivered at the plant by tanker truck. The tank content is pumped into the elevated column container which feeds the MIBC to the metering pumps by gravity for distribution in the process.

Fuel Oil

The fuel oil storage tank receives and stocks the fuel oil delivered at the plant by tanker truck. The tank content is pumped into the elevated column container which feeds the fuel oil to the metering pumps by gravity for the distribution in the process.

Lime

The lime mixing tank is used to mix the dry lime with water to prepare the lime slurry that is fed into the process.

Bulk bags containing dry lime are first unloaded into the hopper. The dry lime is pushed by fresh water into an eductor and directed into the lime mixing tank which is equipped with an agitator to ensure proper mixing of the content.

The tank content is discharged by the lime distribution pump, which can recirculate the lime back into the tank, or feed the NAG thickener.

Xanthate

The xanthate mixing tank is used to prepare the xanthate solution to be fed into the process.

Bulk bags containing xanthate are first unloaded into the hopper with bag breaker, which then discharges its content into the mixing tank equipped with an agitator. The tank is then filled with fresh water and the content mixed.

The mixing tank content is pumped into the xanthate holding tank. The xanthate holding tank is used to store the prepared PAX until it can be distributed into the process. The tank content is discharged by the metering pumps to the sulphide flotation circuit.

MARCH 2025	17-13

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

17.2.4	Equipment Sizing and Selection

The equipment selection was based on the fulfillment of the design criteria. The equipment list was prepared, and the equipment was sized based on the developed design criteria, flowsheet drawings, the mass balance, and layout considerations.

The design criteria have been updated many times based on the experimental test results that have been done at the NMG demonstration plant as well as the results of tests that have been done at the external laboratories and suppliers’ test facilities.

Design factors used were: 4.2% for the crushing and comminution equipment, 20% for the most processing equipment and 25% for the slurry pumps.

17.2.4.1	Crushing

Ore crushing will be performed by two C130 jaw crushers. The crushing station also includes one rock breaker, two grizzly feeders, two sacrificial conveyors and a crushed ore stockpile feed conveyor. The crushed ore stockpile has a total and live storage capacity of approximately 3 days and 22 hours respectively, assuming 5% average ore moisture. The crushers feed top size will be 700 mm with a D80 of 488 mm; the top size can be respected by a mining operation that manages the ROM maximum size not to exceed this size limit.

The crusher supplier confirmed that the grizzly feeders and the chute opening before jaw crushers can handle a maximum lump size up to 1 m.

The crushing plant discharges rocks with a PSD of 80% less than (P80) 106 mm, including the grizzly feeders undersize.

17.2.4.2	Primary Grinding and Rougher/Scavenger Flotation

Ore is withdrawn from the bottom of the stockpile using a maximum of three apron feeders with variable speed drives. Each feeder has the capacity to provide the SAG mill with 100% nominal throughput rate.

The SAG mill is 7.32 m in diameter by 3.50 m F/F (3.12 m EGL (effective grinding length)) long with 3,000 kW variable-frequency drive motor. The SAG mill operates in closed circuit with one single deck vibrating screen with panel apertures of 10 mm. Screen oversize is returned to the SAG mill for more comminution. The screen undersize has a P80 of 0.70 mm and is discharged to the ball mill discharge pump box by gravity.

MARCH 2025	17-14

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

The secondary grinding circuit consists of a ball mill in closed circuit with a cyclone cluster. The cyclone cluster is comprised of nine 400 mm cyclones, seven operating, two spares. The cyclone underflow flows into the ball mill. The cyclones overflow is expected to have a PSD of 80% less than (P80) 0.212 mm and 0.150 mm for nominal and design cases, respectively.

The ball mill is 4.1 m in diameter by 6.6 m long F/F (6.4 m EGL) with 1,800 kW variable-frequency drive motor. The cyclone overflow is directed to the trash screen to remove the existing wood chips or plastic debris before being fed to the rougher/scavenger flotation circuit. The rougher/scavenger flotation circuit is composed of four mechanical flotation cells, each with a volume of 30 m3. Rougher/Scavenger concentrate is sent to the polishing mill.

The SAG mill and vibrating screen circuit design criteria are based on the ore comminution characteristics and test work programs, supplier simulations, recommendations and NMG demonstration plant operational experience. The variable-speed motor and automatic ball addition for the SAG mill should create good size reduction control.

The ball mill, cyclone and rougher/scavenger flotation circuit design are based on test work, supplier simulations, recommendations and NMG demonstration plant operational experience. The variable-speed motor for the ball mill should control the size reduction and mechanical flotation cells are selected to minimize the risk of sanding.

17.2.4.3	Primary and Secondary Cleaning Circuits

The primary cleaning circuit consists of one polishing mill and four mechanical flotation cells that will be used as the cleaner 1 and cleaner 2.

The rougher/scavenger flotation concentrate is pumped to the polishing mill.

The polishing mill is used to scrub the graphite flakes and loosen gangue minerals from the graphite surface without reducing flake size. The polishing mill is 5.49 m in diameter by 9.0 m long, flange to flange (8.84 m EGL), equipped with 1,800 kW motor. Mill discharge is pumped to the cleaner 1 flotation circuit.

The cleaner 1 circuit consists of two flotation cells of 20 m3. The cleaner 1 tails are sent to two cleaner scavenger flotation cells of 20 m3. The cleaner 1 concentrate is sent to the cleaner 2 flotation cell of 10 m3. The cleaner 2 concentrate is sent to the 1st SMM.

The polishing mill, cleaner 1 and cleaner 2 flotation cell designs are based on the test work, supplier input and NMG demonstration plant operational experience.

MARCH 2025	17-15

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Concentrate of the cleaner 2 flotation cell is sent to the 1st SMM, equipped with 2 x 185 kw motors, for the removal of the embedded impurities from the surface of the graphite flakes by attrition. The 1st SMM discharge will be diluted to adjust the solids% for the next step of flotation and upgraded in the cleaning stages 3 and 4, each consisting of 2 x 10 m3 flotation mechanical cells.

Cleaner 4 concentrate will be pumped to the 2nd SMM that is equipped with 2 x 185 kw motors. Discharge of this mill will be diluted to the certain %solids that is suited for the 5th cleaning flotation step. Cleaner 5 consists of 2 x 10 m3 flotation cells; its concentrate will be upgraded in the cleaner 6, which consists of a flotation column with 3.8 m diameter and 8 m height.

The 1st flotation column (cleaner 6) concentrate will be pumped to the 3rd SMM that is equipped with 2 x 185 kw motors. Discharge of this mill will be diluted to the certain %solids that is suited for the 7th cleaning flotation step. Cleaner 7 consists of 2 x 10 m3 flotation cells; its concentrate will be upgraded in the cleaner 8, which consists of a flotation column with 3.8 m diameter and 8 m height.

Concentrate of the 2nd flotation column (cleaner 8) is considered as final concentrate with 97.5% C(t) and will be pumped to the concentrate thickener.

All the tailings of the cleaners 1, 3, 5 and 7 will be sent to the cleaner scavenger circuit, which consists of 2 x 20 m3 mechanical flotation cells.

SMMs, cleaning flotation cells, and columns design and sizing are based on the test work, supplier input and NMG demonstration plant operational experience.

17.2.4.4	Graphite Concentrate Dewatering

The dewatering circuit consists of a high-rate concentrate thickener, a pressure filter and a dryer.

The graphite concentrate is pumped to the 9.0 m diameter concentrate thickener. The thickener overflow is pumped to the process water tank for recirculation of process water while the concentrate thickener underflow, at 35% solids, is pumped to the graphite concentrate holding tank. This tank is 8.0 m diameter x 12.75 m high, equipped with an agitator to prevent settling of the solids content. From the holding tank, the concentrate is pumped to the graphite concentrate filter press. The filter press will be a Larox PF 55/60. The filtrate is recirculated to the graphite concentrate thickener. The filter cake at 15% moisture is discharged to a hopper.

From the hopper, a screw conveyor feeds the filtered graphite into the dryer. The dryer is an electric rotary dryer 1.9 m diameter x 30.0 m long (24.0 m hot working length) equipped with electric heaters having 2,600 kW capacity. The dryer is complete with bag house and exhaust fan. The dried product is transported using pneumatic conveyance to a bulk graphite holding bin.

MARCH 2025	17-16

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

The concentrate thickener, pressure filter, and dryer circuit designs are based on test work, supplier input and NMG demonstration plant operational experience.

17.2.4.5	Graphite Bulk Storage and Loadout

The concentrator and dryer deliver the graphite in a continuous stream with a nominal capacity of 13.4 tph. Depending on the ore properties from the mining operations during a particular period in time, the actual flow rate of concentrated, dried graphite will range between a minimum of 11 tph and a maximum of 16 tph.

Below the dryer discharge chute, a fluidized siphon will evenly split the graphite flow into two streams for cooling to 70 °C along two water-cooled screw conveyors. Tandem 1 m3 pneumatic sending vessels are then fed, each in turn – one being filled while the other conveys – in a sequence alternating every two minutes, to pneumatically convey the graphite up to a receiving bin.

An independent steel structure inside the main building supports the receiving bin, a scalper screen and a 50-t buffer silo. The receiving bin also contains a small buffer volume for the graphite in order to smooth out the received 1 m3 batches and provide the scalper screen with a feed that is as continuous as possible. It is recommended to avoid running the screen empty, which would eventually lead to fatigue wearing of the screen cloth.

Having passed this final processing step of screening at 16 US Mesh (1.2 mm), the graphite product is fed by gravity into the 50-t buffer silo. The few oversized particles will drop to ground level through a chute and collect, over time, in a small steel bin for disposal.

A material flow control valve (“MFCV”) at the discharge of the 50-t buffer silo feeds an airlift vessel at a rate of up to 20 tph, and the graphite is then conveyed up to a receiving boom (a horizontal, tubular, fluidized receiver) at approximately 40 m above ground, feeding either of two 530-t outdoor storage silos. The silo storage capacities are mainly needed to store graphite overnight and through the weekends as the concentrator continues to produce.

All needed conveying air and fluidization air for the above-described systems is produced by a positive displacement blower generating a 400 mbar air network with distribution piping to each consumer.

A bin vent with its dedusting fan is mounted on the 50-t silo roof. The pneumatic conveying receiver, screener, airlift sending vessel and 530-t silo roofs are all connected to the 50-t silo roof using steeply-sloped ducting for low-speed dedusting of the above-mentioned equipment. The filtered air is then ducted outside of the building to the atmosphere.

MARCH 2025	17-17

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

The equipment located below the dryer – namely the siphon distributor to the cooling screws and the tandem sending vessel station – will be connected to the dryer dust collection system to handle the small volume flow of fluidization air and vessel venting air.

17.2.4.6	Concentrated Graphite Truck Loadout

The station (Figure 17-5) will be equipped with a truck scale to stop the loading process once the target payload is reached. The truck will be loaded in two positions, allowing three loading spouts to reach the six inlets of the tanker. The scale and loading equipment will be sheltered by a steel structure with roof and wall cladding. However, the structure will remain open on both ends (i.e., no truck doors). The shelter will include a staircase and platform for the operator to access the truck hatches and loading spouts for the hatches to be opened or closed, as needed. Once the three spouts are correctly docked into three tanker openings, the loading process may begin.

The CG will be withdrawn from only one of the 530 t silos at a time. The bottom of each silo will be equipped with a blending system comprising four fluidized outlets joining to a central fluidized pot below the centre axis of the silo. A MFCV will regulate the silo discharge rate up to 100 tph and will feed via an airslide into a deaeration bin above the three loading spouts. The CG will pass through the bin without buffering, and then fall, by gravity, through a vertical chute equipped with a sampling device. Samples will be taken at intervals during the loading process in order to determine the graphite grade of each individual tanker load, which is an important characteristic, while managing the unloading and treatment of the graphite at the Bécancour processing plant. After passing through the vertical sampling chute, the CG will be directed to one loading spout at a time.

Dedusting of the silo discharge blending system and truck loading spouts will be accomplished with a bin vent and dedusting fan mounted on the deaeration bin. The filtered air will be ducted outside of the enclosure.

Fluidization air for the silo bottom discharge, blending and distribution to the loading spouts will be provided by the same 400 mbar fluidization network as for the indoor equipment conveying the CG from the dryer to the 530-t silos. The network will be supplied, in total, by two blowers. The second blower will be needed only during truck loadout. Therefore, the system has a quasi-standby blower; maintenance on one blower or the other can be affected during non-loadout hours while the other remains available to continue conveying CG from the dryer non-stop.

MARCH 2025	17-18

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Figure 17-5: Concentrate truck loadout system

17.2.4.7	Tailings Thickener

The tailings from the rougher/scavenger circuit are fed to the tailings thickener. This is an 18 m diameter high-rate thickener. The thickener overflow is pumped to the process water tank for recirculation of process water. The thickener underflow at 62-65% solids is pumped to the tailings desulphurization circuit.

The tailings thickener design is based on test work, supplier input and NMG demonstration plant operational experience.

17.2.4.8	Tailings Processing and Dewatering

The sulphide removal circuit consists of two MIMS and four mechanical sulphide flotation cells.

The thickened tailings from the concentrator are pumped to the MIMS. Magnetic concentrate, combined with sulphide flotation concentrate is sent to the sulphide (PAG) thickener. Non-magnetic tails are sent to the sulphide flotation circuit. This circuit is composed of four mechanical flotation cells with a volume of 160 m3 each. The sulphide flotation tailings are directed to the NAG thickener while the concentrate reports to the PAG thickener.

The sulphide flotation and magnetic separation circuit designs are based on test work, supplier input and NMG demonstration plant operational experience.

The tailings dewatering circuit is composed of one PAG tailings thickener, one PAG tailings press filter, one NAG tailings thickener and two NAG tailings press filters.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

The combined concentrate from the sulphide flotation and the magnetic separation circuits (or PAG tailings) is pumped to a 13 m diameter high-rate thickener. The thickener overflow is pumped to the tailings process water tank for recirculation of process water. The thickener underflow at 65% solids is pumped to the PAG tailings holding tank. This tank is 11.0 m diameter x 15.75 m high and has a volume of 1,500 m³, with an agitator to keep solids in suspension.

From the holding tank, the sulphide concentrate is pumped to the PAG tailings press filter. The filter will have 45 plates, expandable to 50 plates. The filtrate is recirculated to the PAG tailings thickener by a filtrate pump. The filter cake at 15% moisture is conveyed to the PAG tailings stockpile.

The NAG tailings or sulphide flotation tailings are pumped to a 15 m high-compression thickener. The thickener overflow is pumped to the tailings area process water tank for recirculation of process water. The thickener underflow at 65% solids is pumped to the NAG tailings holding tank. This tank is 13.5 m diameter x 19.45 m high and has a volume of 2,785 m3, with an agitator to keep solids in suspension.

From the holding tank the NAG tailings are pumped to two press filters. Each filter will have 98 plates, which is the maximum number of plates for these filters. Each filter has the capacity to process the nominal tonnage of NAG tailings. In normal operation, only one is operating. The filtrate is recirculated to the NAG tailings thickener by a filtrate pump. The filter cake at 15% moisture is conveyed to the NAG tailings stockpile.

17.2.5	Reagents

17.2.5.1	Fuel Oil

Fuel oil #2 is used as a collector for graphite flotation. The fuel oil will be delivered by fuel trucks, on request from the mill, and stored in a 46 m3 double-walled tank. The expected fuel oil consumption is 200 litres per day. The content of the tank will be transferred from the storage tank into the elevated column container which feeds the fuel oil into the metering pumps by gravity for distribution in the process.

17.2.5.2	Methyl Isobutyl Carbinol

MIBC is used as the frother for both graphite and sulphide flotation. The MIBC will be delivered by tanker truck, which will transfer its contents into the storage tank with a capacity of 46 m3. The content of the tank will be pumped into the elevated column container which feeds the MIBC into the metering pumps by gravity for distribution in the process. The bulk shipment of MIBC will remove possible container disposal issues. The expected MIBC consumption is 383 litres per day.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

17.2.5.3	Flocculant

Flocculant is used in all four thickeners to aid the settling of graphite concentrate and tailings. Given the location of the thickeners, two separate flocculant mixing systems are required; the small one for the graphite concentrate thickener that will be installed inside the main processing plant and the bigger system will be used for the PAG, NAG and concentrator tailings thickeners.

The flocculant requirements for the bigger and smaller flocculant mixing systems will be provided by 1 t and 25 kg bags respectively. The total expected flocculant consumption is 307 kg per day.

17.2.5.4	Potassium Amyl Xanthate

PAX is used as collector for sulphide flotation. PAX is a very non-selective sulphide collector. It will be delivered in bulk bags and stored in pallets at the tailings processing plant. The PAX mixing system design is based on the bulk bag size. The total expected PAX consumption is 621 kg per day.

17.2.5.5	Lime

Lime is not required for the graphite recovery, but it will be possible to add lime at different locations in the circuit to keep the pH between 6.5 and 8 to prevent metal leaching. The maximum anticipated lime usage is 233 kg per day.

17.2.6	Utilities

17.2.6.1	Concentrator Water Services

Fresh Water, Process Water

The collecting pond, BC-2, is fed with water from the tailings water tank overflow and the site runoff. From this pond, the water will be treated in a water treatment plant and will be used as fresh water and make-up process water. The process water tank is used to feed the process water distribution network. The tank is mainly fed by the thickeners overflow (concentrate and tailings thickeners). The process water tank will have a capacity of 409 m3.

The fresh water tank is used to provide fresh water for the reagent preparation (flocculant, xanthate, lime), for the concentrate filter and gland seal water to the slurry pumps as well as the cooling water for the compressors, water-cooled mills multi-drives and gear boxes. The tank is fed by the treated reclaim water from BC-2 and has a capacity of 300 m3. The fire water will be directly pumped room BC-2 and connected to the plant fire water system.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Tailings Area Process Water

The tailings water tank is fed by the PAG and NAG thickeners overflow. If required, reclaim water from the BC-2 pond can be added to this tank. Excess water from the tailings water tank overflows to BC-2. The tailings water tank will have a capacity of 292 m3.

The tailings water is used for the PAG and NAG filter presses and the other equipment in the tailings circuit area.

17.2.6.2	Compressed Air, Air Blowers

Two plant air compressors are available to provide plant and instrument air to the concentrator equipment. In normal operation, one compressor is in operation and the other is on standby. Compressed air feeds the instrument air distribution circuit, the plant air distribution circuit and the flotation columns.

Two flotation air blowers provide air to all flotation cells. In normal operation, one blower is in operation and the other is on standby.

Two air compressors are available to provide compressed air to the PAG and NAG filter presses. This air is used to inflate membranes in the filter chambers to compress the filter cake and expel water. In normal operation, one compressor is in operation and the other is on standby.

Three filter drying air compressors are available to provide compressed air to the concentrate, PAG and NAG filter presses. This air is used to blow the water out of filter cake to reduce cake moisture. In normal operation, two compressors are in operation and the other is on standby.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

17.3	Bécancour Battery Material Plant

17.3.1	Bécancour Process Overview

The NMG Bécancour Battery Material Plant serves to transform natural graphite concentrate produced at the Matawinie Mine concentrator into AAM. The graphite concentrate is trucked to Bécancour to undergo micronization and spheronization, purification and coating to produce battery grade materials having a minimum purity of 99.90% C(t) while respecting specific impurity limits set by end-users.

The Bécancour Battery Material Plant receives a nominal tonnage of 105,882 t of graphite concentrate from the concentrator plant annually. The graphite concentrate that does not undergo transformation into AAM is screened into various size fractions, bagged and sold on the market.

The M/S process consists of multiple parallel lines comprising a series of mills where the CG undergoes size reduction and particle shaping. The process results in SG and a fines by-product.

The fines generated during the M/S process are shipped in dry bulk trailers and sent to market for sale as carbon riser.

The chemical purification process is made up of multiple stages of acid leaching. The conventional purification process consists of mixing SG with acidic solutions at a given concentration in heated, agitated tanks for a fixed amount of time. The impurities contained in the graphite dissolve into the solution and once the reaction is complete, the resulting slurry is then filtered and washed to separate the purified graphite from the spent acidic solutions containing the impurities. The washing stage following the final leaching step includes neutralization using a dilute solution of caustic soda to adjust the pH of the spherical purified graphite. Once washed, the SPG is dried prior to coating and finishing and bagging.

The coating area of the Bécancour Battery Material Plant serves to apply a coating to SPG. The coating process begins by mixing the SPG with micronized carbon precursor at a specific ratio. The blend is heated in a furnace under an inert atmosphere, following a precise temperature profile. During this heat treatment, about 50% of the precursor is volatilized, and the remaining portion is deposited and carbonized on the surface of the SPG, resulting in coated spherical purified graphite (“CSPG”). The volatilized pitch exits the furnace though the exhaust and is burned in a thermal oxidizer.

The final process steps are control sieving to remove any oversize particles and magnetic separation to remove any metallic contaminants. The AAM thus produced are packaged according to customers’ requirements.

Throughout the process, samples are collected and analyzed for process and quality control purposes.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

The annual AAM production capacity of the Bécancour Battery Material Plant is 44,100 tons. At full capacity, the Bécancour Battery Material Plant Project is projected to operate with 198 full-time employees, including the technical and administrative staff.

17.3.2	Bécancour Battery Material Plant Design Criteria

The Bécancour Battery Material Plant is designed to produce 44,100 tpy of AAM. All throughput rates are based on these production targets. The average CG feed purity is 97.5% C(t). The process plant will operate 365 days per year, 24 hours per day and will have a plant availability of 92%.

The plant capacity was estimated based on the targeted production. Table 17-4 presents a summary of the design basis for micronization, spheronization, purification and coating. The plant production total differs from the total CG feed due to process losses and the mass of removed impurities.

Table 17-4: Bécancour Battery Material Plant process design criteria

Criteria	Unit	Value
General
Operating Days	d/y	365
Operating Hours	h/d	24
Plant Availability	%	92
Plant feed
Graphite Concentrate Tonnage	tpy	105,882
Graphite Concentrate Grade (average)	%C(t)	97.5
Plant production
Total Advanced Anode Materials	tpy	44,100
Fines (by-product)	tpy	43,334
Screened Graphite Flake	tpy	14,720
Micronization & Spheronization
Spheronization Target Particle Size, d50	µm	16 – 21
Purification
Target Purified Graphite Grade	%C(t)	≥ 99.90
Purification Method	-	Chemical Leach
Number of Water Treatment Plants	#	1
Coating
Furnace Atmosphere	-	Inert (nitrogen)
Coating Material		Carbon precursor
Fraction Precursor Deposition	%	50

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

17.3.3	Bécancour Battery Material Plant Flowsheet

A diagram illustrating the material flow thought the Bécancour Battery Material Plant is presented in Figure 17-6.

NITROGEN
PURIFICATION CHEMICAL REAGENTS
GRAPHITE CONCENTRATE
BINS
M/S LINE 1
M/S LINE 2
CHEMICAL PURIFICATION LINE 1
CHEMICAL PURIFICATION LINE 2
CG SCREENING CIRCUIT
JUMBO
LARGE
INTERMEDIATE
FINES
PITCH
COATING, FINISHING AND BAGGING
SCREENED PRODUCT BAGGING
TO WATER TREATMENT PLANT
TO WAREHOUSE AMD SHIPPING
FINES
FINES BAGGING STATION

Figure 17-6: Bécancour Battery Material Plant block flow diagram

17.3.3.1	Material Reception

The Bécancour Battery Material Plant will receive 105,882 tpy of CG from the Matawinie concentrator. The feed grade will be 97.5 %C(t) on average. The CG will be transported from Matawinie to Bécancour via dry bulk trucks during weekday daylight hours. Therefore, truck delivery and offloading of CG to the Bécancour Battery Material Plant will be available 5 days/week for 14 hours/day.

Upon arrival to the battery plant, the CG will be unloaded into one of the storage silos. For the M/S lines, the CG is unloaded from the silos and is transferred via pneumatic conveying to the buffer hoppers feeding the M/S lines. The CG destined to being screened will be transferred pneumatically from the silos to the screening area.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

17.3.3.2	Screening

To meet production targets, approximately 85% of the CG received is processed through the Bécancour Battery Material Plant to produce AAM. The remaining CG is pneumatically conveyed to a silo in the concentrate screening area. The CG is discharged from the silo into a series of screens to separate the CG into four typical particle sizes: Jumbo, Coarse, Intermediate and Fine. Each size fraction is stored into a designated silo. The product silo for each size fraction is discharged into one of two bagging stations. The bagged products are packaged and shipped to the end users.

17.3.3.3	Micronization and Spheronization

Micronization and spheronization is a continuous process and is the first step in transforming CG into AAM. This sector of the plant consists of multiple operating and standby lines to ensure the plant availability is sufficient to meet the production target of 44,100 tpy of AAM. The equipment arrangement of the M/S sector is flexible and can be adapted to meet the varying specifications required by end-users.

The goal of micronization is to reduce the size of the CG particle and achieve a narrow and consistent PSD. The CG feed is pneumatically transported from the storage silos to the feed bins. From the feed bin, the CG flow passes through the micronization equipment.

Following micronization, the graphite undergoes spheronization in a continuous manner. Spheronization further transforms graphite flakes by forming them into a spherical shape and increasing the tap density of the material. This processing step is crucial to achieve the best possible anode performance.

Before being sent to purification, the SG material is analyzed using a particle size distribution analyzer and is sampled. The online PSD analyzer continuously tests the flow of SG to detect any deviation from the target PSD. In case of deviation, non-conforming SG is redirected to a dedicated hopper for bagging and then reintroduction into the M/S lines for reprocessing.

The fines produced through the M/S process are collected and sent to the fines storage area where they are stored in large silos. The silos are fitted with telescopic spouts for truck loading, these spouts preventing dust emission.

MARCH 2025	17-26

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

17.3.3.4	Purification

The SG is purified using a multi-stage chemical purification process. Through the chemical leaching process, the impurities contained in the SG, such as aluminosilicates and iron sulphides, are dissolved by exposing the SG to acidic solutions in agitated reactors. Leaching is done as a batch process, and each stage specific reagents (see Section 17.3.4.3) are used at specific dosages and for specific durations. The leaching solution is held at the proper temperature by recirculating the slurry as needed through a heat exchanger.

The reactors are made of proper materials to resist the chemical attacks. The reactors are fully enclosed and each reactor has a vent to collect any emission of acidic fumes; the vents are ducted to the sector’s off gas scrubber.

After each leaching stage, the slurry from the reactor is filtered to separate the graphite from the solution containing the leached impurities and residual reagents. The graphite filter cake is also washed in the filter prior to proceeding to the next stage. The consumption of reagents is optimized through recirculation of the solutions and recovery during the washing steps. Buffer tanks are used before and after the filters to optimize the reactors’ utilization.

The spent solution from leaching, which contains the impurities and the residual reagents, is pumped to the water treatment plant.

During the last filtration step, the graphite filter cake is washed with a dilute solution of caustic soda and with reverse osmosis water to neutralize and remove any remaining acid entrained within the graphite. The resulting SPG filter cake is then dried in a flash dryer prior to continuing to the next steps of the process.

For the process steps downstream from the purification, the construction materials for the equipment parts in direct contact with the graphite are selected to prevent any contamination pickup.

17.3.3.5	Purification Gas Treatment

During purification, the off gas from the reactors and reagents storage tanks is collected and sent to the gas treatment system. The gases are fed to the leach off-gas scrubber where they are scrubbed with a diluted caustic soda solution. The clean gas is sent to a stack and released in the atmosphere, while the purge solutions are treated in the process water treatment system.

MARCH 2025	17-27

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

17.3.3.6	Water Treatment

The water treatment sector is divided into the following three main systems:

■	Industrial Water Treatment;

■	Process Water Treatment;

■	Blowdown Water Treatment.

Industrial Water Treatment

NMG site is supplied with industrial water taken from the St. Lawrence River and provided by the SPIPB distribution networks. An industrial water treatment system is implanted to protect the plant infrastructure and to meet the quality and requirement for the cooling towers, reagent preparation systems, fire protection systems and other process usages. Filtered water is stored in the filtered and fire protection water tank.

Backwash water produced by the industrial water treatment is routed and treated by the process water treatment.

Process Water Treatment

Acid effluents generated during purification and the purge caustic solutions from the gas treatment systems are collected and sent to the process water treatment system. The water treatment also treats the backwash and brine water coming from the other water treatment systems.

The water treatment process comprises:

■	Neutralization to adjust the pH and precipitate solids;

■	Coagulation and flocculation to promote the aggregation of fines particles;

■	Clarification through settling of suspended solids;

■	Dewatering of the remaining sludge in a filter press to produce a dehydrated cake;

■	Further treatment of the clarified water through filtration and reverse osmosis;

■	And finally, evaporation and crystallization of the reverse osmosis brine, producing wet cake and distillate water.

The filter cakes are transported to a specialized facility off site for disposal – see Section 20.2.11.2 for details.

In the case of excess water in the circuit, clean water meeting the environmental quality requirements is returned to the environment though the site effluent.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Figure 17-7 illustrates the schematic block flow diagram of the process water treatment plant.

Figure 17-7: Bloc diagram of the process water treatment system

Blowdown Water Treatment

The blowdown water treatment has the purpose to treat the cooling water tower blowdown to recycle this stream as filtered water for service and process usage or to meet environmental discharge requirement.

Backwash water and brine produced by the blowdown water treatment is routed and treated by the process water treatment.

17.3.3.7	Coating

The coating process is the final step in the production of CSPG. The goal of this step is to coat the particles with a thin layer of carbon precursor, which is then carbonized.

This process step involves micronizing the carbon precursor, mixing it with the SPG in a mixer, and then thermally treating the blend in a coating furnace. Since micronized carbon precursor is qualified as a hazardous substance, the systems handling it are designed accordingly.

The SPG and precursor blend is loaded by a fully automated system into graphite crucibles (called "saggars") that also have graphite lids. These crucibles are placed at the entrance of the furnace and slowly pass through it, following a precise time-temperature profile. The coating furnace is divided into several zones; in the first zone, the carbon precursor is vaporized, and a thin layer coats the graphite particles. Excess carbon precursor vapors are evacuated and burned in a thermal oxidizer before being released into the atmosphere. In the next zone of the furnace, the carbonization zone, the carbon deposited on the surface of the particle forms a uniform layer, thus reducing the specific surface of the CSPG. Finally, the cooling zone reduces the temperature before the graphite is exposed to oxygen. The furnace operates under an inert atmosphere to prevent oxidation of the graphite.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

The cooled coated graphite is removed from the saggars by a fully automated system. It then undergoes deagglomeration prior to the final finishing and bagging. Fines generated during deagglomeration are separated by a classifier and are bagged for shipping to external customers.

17.3.3.8	Finishing and Bagging

The final step of AAM production is finishing and bagging. The finished products are stored in dedicated product silos. The product first passes through screens to remove any oversize particles. Then the AAM passes through magnetic separators to remove any ferromagnetic contaminants that may remain in the product streams. The discharge of the magnetic separators is fed into homogenization mixers whose purpose is to homogenize a batch of final product before packaging. Just before bagging, the product passes through an inline automatic sampler and permanent magnet for quality control prior to being packaged into bulk bags following the customers’ requirements. Bagging is done in a clean room to prevent contamination of the final AAM products. The final bagged products are stored and shipped to the final users.

17.3.4	Consumables, Energy and Reagents Requirements

17.3.4.1	Consumables

The main consumables required in the Bécancour plant include:

■	Wear parts for the M/S mills;

■	Replacement of the saggar crucibles in coating;

■	Packaging (bags, pallets and others) for the AAM and the screened concentrate;

■	The laboratory supplies required for the analyses.

MARCH 2025	17-30

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

17.3.4.2	Energy

The electrical energy requirements vary by sector and represent 50% for the M/S, 29% for the Purification (including water treatment), 18% for the Coating and 2% for the finishing and Bagging. The electrical substation, administration building, laboratory, storage and maintenance facilities make up less than 3% of the electrical energy needs for the Bécancour site. Electricity covers more than 99% of the energy requirements for the Bécancour plant.

Natural gas is also used, mainly to fire the thermal oxidizers in the Coating area (99%); the remaining 1% are used for the occasional heating of buildings when heat recovery systems are not sufficient.

17.3.4.3	Reagents

Reagents will be required in various areas of the plant including, purification, gas and water treatment, and coating.

Table 17-5: Reagents required

Reagent	Use
Hydrochloric acid (HCl)	Leaching agent in purification
Hydrofluoric acid (HF)	Leaching agent in purification
Nitric acid (HNO3)	Leaching agent in purification
Oxygen (O2)	Oxidizing agent in purification
Sodium hydroxide (NaOH)	Neutralizing agent for: ■ SPG during the last step of filtration in the purification sector ■ Neutralizing agent in the off gas and process scrubber ■ Neutralizing agent in the water treatment plant
Ferric sulphate	Coagulant agent for physicochemical precipitation in the water treatment plant
Flocculant	Sludge thickening in water treatment
Carbon precursor	Precursor for graphite coating
Nitrogen (N2)	Purge gas in coating mixers and coating furnaces

MARCH 2025	17-31

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Acids (HCl, HF, HNO3)

The concentrated acids used in purification are received by bulk trucks and are stored in dedicated tanks in the purification area.

Sodium Hydroxide (NaOH)

The NaOH used in purification, off gas scrubbing and water treatment is received by bulk trucks and is stored in dedicated tanks in the water treatment area.

Oxygen

Liquid oxygen is delivered to site in tanks. A vaporiser transforms liquid O2 into a gaseous state for use in the leaching process.

Ferric Sulphate and Flocculant

Ferric sulphate will be delivered in 40 wt% solution in totes of 1 t by trucks, from which it will be transferred into a coagulant storage tank equipped with an agitator to mix the coagulant solution if dilution is required.

Flocculant will be delivered in 25-kg bags and will need to be mixed with water before use.

Both products are stored in the water treatment area.

Carbon Precursor

Carbon precursor will be delivered in 1-t bags by trucks. The bags will be stored in a shelter located in a restricted holding area before being micronized. Once micronized, this material becomes explosive and is considered a hazardous material for health and safety and is handled with the appropriate measures.

Nitrogen

Liquid nitrogen will be delivered to site in tanks. A vaporiser will be installed to transform liquid N2 into gaseous form for distribution to the coating area.

MARCH 2025	17-32

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

17.3.4.4	Quality Assurance and Quality Control

Material QA/QC is ensured by multiple control points throughout the facility:

■	Sector 3000 (M/S): The PSD of the SG is measured by on-line particle size analyzers to ensure that the products meet the specifications.

■	Sector 4000 (Purification): Samples are taken and analyzed after each purification stages to monitor the purification process efficiency by measuring chemical properties and to ensure that the purity specifications are met.

■	Sector 5000 (Coating): An on-line particle size analyzer measures the carbon precursor PSD after going through the jet mill. The carbon precursor PSD is essential to achieve the desired coating layer thickness on the CSPG, resulting in the proper specific surface area.

■	Sector 6000 (Finishing and Bagging): The final products are sampled and analyzed to provide a certificate of analysis on each final product batch.

Manual grab samples will be taken regularly throughout the plant and analyzed to ensure that the products meet the targeted composition, physical and electrochemical properties.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

18.	Project Infrastructure

18.1	Matawinie Mine and Concentrator

This section describes infrastructure, buildings, and other facilities such as access roads and power lines, which are required to complement the processing of graphite ore.

Topographic information for locating the infrastructure is based on a LiDAR topographic map survey data performed in 2015 by NMG and a 2018 MERN LiDAR Survey at a time when the area was forested. NMG performed some punctual on-site surveys of elevations with a GPS. Given that the areas of the overburden storage facility, industrial pad and BC-2 were deforested in 2021, a new topographic survey would provide additional accuracy to the topography.

In addition to the geotechnical investigations available at the time of preparing the 2018 NI 43-101 Technical Feasibility Study Report for the Matawinie Mine Project (DRA, 2018), complementary geotechnical investigations, including a geotechnical report, a geophysical survey and complementary test pits were performed within the limits of the industrial platform (crusher, reclaim, mills, processing plants and ditches) to confirm the probable rock elevation for the purpose of civil and foundation design of the concentrator. NMG also performed additional geotechnical and hydrogeological investigations at the CDF, ditches and water management collecting basin area. Furthermore, to refine knowledge on rock elevations, additional test pits were completed in 2023 and 2024 in all areas where concrete foundations will be placed, as well as in the future co-disposal stockpile.

The overall general site layout showing the concentrator processing plant and access is shown in Figure 18-1 and Figure 18-2.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

ACCESS ROAD
PUMPING STATION
BASIN BC1
DITCH FC-02
DITCH FC-01
DITCH FC-04
NORTH ACCESS ROAD
PIT FOOTPRINT YEAR 25
OVERBURDEN STOCKPILE
ORGANIC SOIL STOCKPILE
MINING ROAD
CRUSHER
SOUTH ACCESS ROAD
DITCH FC-05
AERIAL POWER LINES
HYDRO-QUÉBEC EASEMENT
CO-DISPOSAL FACILITY (CDF) - YEAR 7
STARTER PIT
CONCENTRATOR
INDUSTRIAL PLATFORM
WATER TREATMENT PLANT
DITCH FC-06
BASIN BC2
Lac aux Pierres
DITCH FC-07
PHASE 1 PIT
SOUTH BASIN ROAD
BASIN BC-SUD
HIGH VOLTAGE LINE 735KV
MINING PROPERTY BOUNDARY
FINAL EFFLUENT

Matawinie mining project
Saint-Michel-des-Saints, Quebec

Figure 1 - Commercial Project Infrastructure and Environments

LEGEND

- Elevation marks
- Existing road
- Contour line 2 meters
- Mining property boundary
- Pit footprint
- Co-disposal facility footprint

HYDROGRAPHY
State of natural environment characterization since 2016
Atkins Realis- 2023

- Lake
- Marsh
- Swamp
- Bog
- Uncharacterized wetland
- Characterized permanent stream
- Characterized intermittent stream
- Uncharacterized stream

REFERENCE

BC1 basin
Plans :
CAPR002717-BASSIN BC-1 SP and XS

BC2 basin
Plans :
CAPR002717-Bassin BC-2 SP and XS and DET

South basin road
Plans :
TX20035103-15000-DGE-SERIE100rX-Chemin d'acces

Final effluent
Plans :
CHEMIN et ÉMISSAIRE.shp

Overburden and organic soil stockpile
Plans :
CAPR002717-OVB STKPL SP

Water treatment plant and pumping station
Plans :
CAPR002717-BASSIN BC-1 SP and XS
CAPR002717-Bassin BC-2 SP and XS and DET

Project:
CMC-INFD-20250327-01

0 100 200 400 600 800
Meters

Scale 1:18000

Spatial reference
NAD 1983 CSRS UTM Zone 18N
Projection: Transverse Mercator
Scale factor: 0.9996
Unit: Meters
NTS: 31/12

N

Sources		
MNT	MRNF	2018
Hydrography	GRHQ	2022

Made by:
Samy Bellerose, CPI

Reviewed and approved by:
Martine Paradis, ing. M.Sc et Antoine Cloutier, geo.

Dimension:
8.5X11

Export date:
2025-03-27 3:20 PM

NOUVEAU MONDE GRAPHITE

Figure 18-1: Overall general site layout and access

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

AtkinsRéalis
NOUVEAU MONDE GRAPHITE
MATAWINIE
05 - SITE GÉNÉRAL
05 - GÉNÉRAL
41 - CIVIL
VUE EN PLAN
AMÉNAGEMENTS PROPOSÉS
PLAN D'ENSEMBLE

Figure 18-2: Processing plant area

MARCH 2025	18-3

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

18.1.1	Main Electrical Power Supply

Power Line Main, Substation and Site Electrical Distribution

The electrical power for the Matawinie Mine will be supplied by Hydro-Québec through a new 120 kV transmission line and will provide 28.2 MVA of available power at the beginning of operations. This approximately 14 km line, which will feed a new outdoor mine substation, will be connected to Hydro-Québec’s nearest station, Poste Provost. The power line will be dedicated to the Matawinie Mine and Concentrator Project and will allow for possible future expansion of the graphite concentrator.

A new main power substation 120-13.8 kV will be built to accommodate the new graphite mine and all infrastructure’s power demands. This substation will be located at the Northeast of the mining area.

In the main power substation, in addition to the high-voltage equipment, a main 15 kV switchgear fed by a 35 MVA, 120 kV to 13.8 kV step-down transformer, will be installed in a prefabricated electrical room, which will supply the new mine power demands.

The main 15 kV switchgear will be feeding downstream step-down distribution transformers, which will provide power to:

■	One 15 kV power factor correction unit, located near the substation area, via cable ducts and trays;

■	Two 600 V prefabricated electrical rooms (3001-EHR-001 and 3001-EHR-002) that will be located to the northeast corner of the concentrator;

■	Two 600 V prefabricated electrical rooms (3001-EHR-003 and 3001-EHR-004) that will be located to the north of the concentrator;

■	Two 600 V prefabricated electrical rooms (3001-EHR-005 and 3001-EHR-006) that will be located to the south of the concentrator.

Also, from the main 15 kV switchgear:

■	Two 15 kV cables will supply power to the grinding mills motors through a 15 kV to 2 X 1,725 V transformers;

■	Two overhead 13.8 kV lines on wooden posts will be used to supply power to other areas of the mine. One 13.8 kV line will run across the site and across the north and east side of the co-disposal area to supply power to collection ponds pumps located in BC-1, BC-2, BC-Sud and water treatment plants, to the charging station located near the co-disposal area and to the open pit equipment. The other main branch will run northeast to supply power to the crushing station. The distribution of overhead power lines will be installed along the access roads towards the facilities around the site.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

All infrastructure across the site will be fed by 13.8 kV overhead distribution power lines or underground duct banks from the main electrical room in the 120 kV to 13.8 kV power substation.

The mine site single-line diagram presented in Figure 18-3 provides more details.

Power to the mining operations will be located along mining and facilities access roads. As the mining operation progress, the 13.8 kV power lines will be modified accordingly. The current load is estimated and shown in Figure 18-4.

MARCH 2025	18-5

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

PREFABRICATED ELECTRICAL ROOM
CONCENTRATOR MAIN SUBSTATION
FUTURE

Figure 18-3: Mine site single-line diagram

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Note:

1.	This total Process Power (kW) is based on operation power from the mechanical load list

Figure 18-4: Project power requirements

18.1.2	Main Access Road and Site Roads

Main Access Road

The main access road is a Forestry Class 1 gravel road, measuring 8 km in length and connecting Road 131, part of Québec’s Ministry of Transportation’s road infrastructure to NMG’s industrial mining site. The road was constructed in 2021 with final layers completed in 2022. The structural dimensioning was carried out using the "Chaussée 2" design software of the Ministère des Transports du Québec (“MTQ”), in accordance with the methodology of the dimensioning guide of the American Association of State Highway and Transportation Officials (“AASHTO”), 1993 edition, for a life of 25 years. The design of the main access road considers a Class 1 road as per the Ministère des Ressources Naturelles du Québec classification. The main access road will be designed at 8.5 m wide with ditches on both sides (1-m shoulders). A parking lot for workers and visitors will be located inside the main property, close to the industrial platform, with access through the main gate.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Access through the main gate will require communication with plant security, located in the processing plant, which will then remotely activate the main gate to permit entry to the Matawinie Mine Project site. Access cameras will be installed at the main gate for visual confirmation of vehicles and personnel seeking access to the site.

Service Roads

Service roads provide access from the main gate entrance at the end of the main access road to the industrial area process facilities and connect to various mining facilities, including the mining pit, the industrial platform, the overburden/organic soil storage facility (OB stockpile), the CDF area, and the water management facilities. These roads will be developed as the mining facilities evolve over the life of the mine.

Mine Haul Roads

A mine haul road will be built during pre-production, which will connect the mine to the CDF, the primary crusher, and the OB stockpile. The haul road has been designed for 60-tonne haul trucks with a targeted operating weight of 112,000 kg. The haul road will be 27 m wide and 2.5 km long. When haul road is outside the pit, cut and fill from NAG waste rocks or approved construction materials will be used. Several small road segments will be built over the LOM to connect the mine haul road to the haul ramp exits as the different pit phases are developed.

18.1.3	Surface Water Management

Design Criteria

The design criteria for contact surface water management are based on the Mining Industry Directive 019, published by the MELCC (now the MELCCFP) in March 2012. Surface water collection basins (BC-1, BC-2 and B-Sud), pumping stations (Section 18.1.3), and the water treatment plant (“WTP”) (Section 18.1.4) are designed to manage the spring runoff, which is a combination of a 100-year snow accumulation melting over a 30-day period and a 2,000-year 24-hour rainfall event.

Environmental weather data to generate hydrological data for the NMG Projects were taken from the closest weather station, located in Saint-Michel-des-Saints, 6 km north of the Matawinie Mine Project. These data were adjusted to consider the orogenic effect and included the effects of climate change.

MARCH 2025	18-8

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Ditches

The criteria below were retained for the design of the ditches surrounding the industrial zone, the CDF, and the OB stockpile. Unless otherwise specified in this section, the drainage system should be designed to adequately discharge a 1:100-year flood.

■	Diversion ditches (clean water) and collection ditches around the industrial zone and the OB stockpile (contact water) are designed to adequately evacuate a 1:100-year flood:

-	Contact water collection ditches surrounding the OB stockpile will be protected with rockfill;

■	Contact water ditches around the CDF (contact water) are designed to manage the 1:100-year flood:

-	Contact water collection ditches surrounding the CDF and industrial zone will be lined using 2 mm high-density polyethylene (“HDPE”) geomembrane;

-	Geomembrane from the contact water collection ditches surrounding the CDF will be exposed.

■	Ditches will have the following characteristics:

-	A trapezoidal section;

-	A minimum width at the base varying from 1 m to 2 m, as per flow requirements;

-	A minimum effective depth varying from 1 m to 1.5 m, as per flow requirements;

-	A minimum slope of 0.3%;

-	Minimum side slopes of 2H:1V in the ground and rock;

-	A minimum freeboard of 0.30 m during the design flood.

Culverts

The following criteria were retained for the design of the culverts surrounding the CDF and the OB stockpile:

■	The culverts are designed to be consistent with the design criteria of the ditch in which they will be installed;

■	The minimum slope is 1% to avoid sedimentation and to allow self-cleaning;

■	HDPE pipes are considered with a Manning coefficient of 0.018;

■	The bedding thickness varies between 300 mm and 600 mm.

MARCH 2025	18-9

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Collection Basins

The criteria below were retained for the design of the BC-1 at the northeast extremity of the CDF and BC-2, west of the industrial site and OB stockpile, and BC-Sud at the south extremity of the open pit. Although co-disposal has been selected as the storage method for tailings, and no permanent water impoundment is planned, the recurrence criterion is based on the type of tailings to be stored, which are potentially acid-generating. Each pond will be lined with a 2 mm HDPE geomembrane. Anticipated hydrostatic thrusts will be controlled by an anchoring system at the bottom, walls, and the crest of each basin. The basins will be excavated both in the overburden and in the bedrock.

BC-1, BC-2 and BC-Sud

■	The basins have a minimum storage capacity to store the water volume from a combination of a 100-year snow accumulation melting over a 30-day period and a 2,000-year 24-hour rainfall storm event.

■	A minimum 1.0 m freeboard between the crest and the maximum water level;

■	A minimum height of 0.3 m at the bottom of the basins to account for sediment accumulation and for pumping purposes;

■	In accordance with the requirements of Directive 019, the emergency spillways of the basins are designed to safely evacuate the probable maximum flood (“PMF”) while maintaining the integrity of the retention structure:

-	The spillway’s sill is placed 1 m below the edge of the basins;

-	The design of the spillway assumes that the water level in the basins is at the spillway’s sill before the arrival of the PMF;

-	The emergency spillway should safely manage the flow resulting from the maximum probable precipitation (“PMP”) without overtopping.

Water Management Design

The mine water management plan (“WMP”) addresses the surface runoff and the process water to be collected from the industrial areas, including the open pit dewatering, the OB stockpiles, and the CDF. Surface runoff and process water will be collected through a series of collection ditches that will discharge into collection basins (BC-1, BC-2 and BC-Sud). BC-1 and BC-Sud are connected to BC-2 by pumping systems (pumping stations and piping lines) and from there to a treatment system. Diversion ditches are strategically placed with the intent to divert clean water to the environment.

MARCH 2025	18-10

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

As part of the Matawinie Mine Project, the basins will be designed to provide an area for the settling of suspended solids prior to water treatment. The WTP will be designed to remove residual suspended solids and dissolved metal ions that are potentially leachable, from the tailings or waste rocks. Treated water from the WTP will be discharged directly to the environment at the final effluent. The discharge point of the final effluent is the ruisseau à l’Eau Morte, located south of the mine site. Pit dewatering will be carried out throughout the mine life and post-reclamation, or until the water meets MELCCFP criterion. CDF, progressive reclamation and revegetation carried out during mining operations promote surface runoff water quality of reclaim area.

NMG will prioritize reusing and recycling treated water in the process water make-up to minimize fresh water intake. It should be noted that the suspended solids collected in the basins and the sludge generated in the WTP will be managed on site at the CDF.

A conceptual water flow diagram corresponding to the WMP is shown in Figure 18-5.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Pit Water Primary to BC1, can be directed to BC2 if required
Pit
Overburden Stockpile
BC1
Co-Disposal Facility
BS
Water Treatment Plant
Contact Water
BC2
Receiving Environment
Contact Process Water Demand Cycle
Clean Process Water Demand Cycle
Contact Water
Treated Water
Notes: Precipitation, runoff and evaporation not shown on this figure srk consulting
NOUVEAU MONDE GRAPHITE
Process Flow Diagram
Water Balance Model Conceptual Framework
Matawinie Mine
Date: Feb 2024
Approved: TF

Figure 18-5: Water flow diagram

MARCH 2025	18-12

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

18.1.4	Water Management Facilities

A total of 13 main watersheds have been defined across the site, as summarized in Table 18-1 and shown in Figure 18-6.

Table 18-1: Main watersheds area for Matawinie Mine Project site

Watershed ID	Area (m2)	Area (acres)
1	388,740	38.87
2	887,638	88.76
3	144,293	14.43
4	226,299	22.63
5	224,658	22.46
6	55,174	5.52
7	118,709	11.87
8	402,853	40.29
9	33,574	3.36
10	39,084	3.91
11	503,385	50.34
12	90,702	9.07
13	622,088	62.21

Figure 18-6: Main watersheds for the Matawinie Mine Project site

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

These watersheds have been subdivided into sub-watersheds, as summarized in Table 18-2 and shown in Figure 18-7.

Table 18-2: Sub-watersheds for the Matawinie Mine Project site

Sub-watershed ID	Area (m2)	Area (acres)
1A	142,049	14.20
1A.1	103,991	10.40
1B	142,729	14.27
2A	21,662	2.16
2B	237,929	23.79
2C	320,913	32.09
2D	307,134	30.71
3A	95,641	9.56
4A	194,535	19.45
8A	162,426	16.24
8B	139,784	13.98
8C	57,555	5.76
8D	43,088	4.31

Figure 18-7: Sub-watersheds for the Matawinie Mine Project site

MARCH 2025	18-14

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

The development of the WMP for the Matawinie Mine Project has been designed and optimized to promote flow by gravity considering the development of the site.

The water management infrastructure (i.e., basins and pumping requirements) is sized based on the required volume of surface runoff to manage, which varies based on the size and development of the CDF facilities and the mine pit. By the end of the Matawinie Mine Project, a total of three water collection basins will be required to manage the surface runoff on the Project.

Ditches

During the first 4 years, the CDF deposition plan targets the use of the northeast sector, to the west of the open pit (watershed 1). The collection ditches FC-1, FC-2 and FC-3 will drain runoff water from this sector and send it to the collection basin BC-1. Ditch FC-3 is an extension of ditch FC-2, and this section will be built during the second year of tailings deposition.

Depending on the use of the OB stockpile, located northeast of the Matawinie Mine Project industrial zone, ditches FC-5 and FC-4 will allow the drainage of runoff water from this sector towards the BC-2 collection basin by passing through the ditches of the industrial zone. It is planned to use the southeast portion of the OB stockpile first. The FC-5 collection ditch is existing and already routes runoff water toward BC-2. According to the deposition plan, should the northwest portion of the OB stockpile be used, the FC-4 ditch must be built to capture the runoff from this portion of the stockpile.

The FD-1 diversion ditch will intercept and direct runoff to the environment. The useful length of this ditch may vary over time, depending on the deposition progression, which will reduce the potential for diversion. Additionally, the FD-2 diversion ditch will extend on both sides of BC-2 and will prevent runoff from arriving near the industrial zone. As soon as tailings deposition begins in this sector (Year 8), the FC-8 ditch will carry contact water directly to BC-2, forcing a reduction in the length of FD-2.

The drainage system is designed to evolve as the mine expands. Therefore, as tailings deposition progresses south, new collection ditches will be required.

To the west of the CDF, FC-6 ditch will carry runoff along the toe of the stockpile to BC-Sud. This ditch must be operational during the fifth year, according to the current mine plan.

Water from the eastern sector of the CDF will be routed via ditch FC-7 to BC-Sud.

The basins and ditches for each phase of the Matawinie Mine Project are illustrated in Figure 18-8 and Figure 18-9. For all phases, the pumping stations will be designed with sufficient redundancy and flexibility for maintenance.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Projected BC-1
BC-1 projeté
Ditch FC-2
Fossé FC-2
Co-Disposal Facility
Halde de co-disposition
Ditch FC-1
Fossé FC-1
Existing Demonstration Site
Site de démonstration existant
Ditch FC-4
Fossé FC-4
Projected Overburden Stockpile
Halde à mort-terrain projetée
Sector where Windrows of Organic Soils to be Built
Secteur ou les andais de terre organiques seront construit
Existing Access Road
Route d'accès existante
Ditch 1
Fossé 1
Ditch 3
Fossé 3
Ditch FC-5
Fossé FC-5
Ditch FD-2
Fossé FD-2
Ditch 2
Fossé 2
Projected Industrial Zone
Zone industrielle projetée
Ditch FD-2
Fossé FD-2
Projected BC-2
BC-2 projeté
Lac aux Pierres

LÉGENDE

- Elevation Point / *Point d'élévation*
- Roads for SUVs / *Chemins pour VUS*
- Projected Haul Road (initial stages) / *Chemin de halage projeté (phases initiales)*
- Planned Industrial Infrastructure / *Infrastructures industrielles projetées*
- Projected Ditches and Ponds / *Fossés et bassin projetés*
- Proposed 120 kV Transmission Line (by Hydro-Québec) / *Ligne de transport à 120 kV projetée (par Hydro-Québec)*
- Existing Ditches and Ponds / *Fossés et bassins existants*
- Existing Paths / *Chemins existants*
- Deforestation Limit / *Limite de déboisement*
- Projected Pit / *Fosse projetée*
- Extent of Overburden / *Étendue des morts-terrains*
- Phase 1 of the Proposed HCD / *Phase 1 de la HCD*

RÉFÉRENCES

1. All units are in metres unless otherwise noted.
Toutes les unités sont exprimées en mètres, sauf indication contraire.
2. Base data: ESRI, ESGS, Esri Canada.
Données de base: Esri, USGS, Esri Canada.
3. Referenced drawings: DEMO_ALL_20230504.dxf and XREF-401rA.dwg, XREF_DPAR Breaklines.dwg.
Dessins référencés: DEMO_ALL_20230504.dxf and XREF-401rA.dwg, XREF_DPAR Breaklines.dwg.

srk consulting

Figure 18-8: Initial water management infrastructure for Phase A

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Projected BC-1 / BC-1 projeté
Ditch FC-2 / Fossé FC-2
Co-Disposal Facility / Halde de co-disposition
CDF PHASE A-2
CDF PHASE A-1
CDF PHASE A-3
Ditch FC-3 / Fossé FC-3
Ditch FC-1 / Fossé FC-1
Ditch FC-4 / Fossé FC-4
Projected Overburden Stockpile / Halde de mort-terrain projetée
Existing Access Road / Route d'accès existante
Ditch 1 / Fossé 1
Ditch 3 / Fossé 3
Ditch FC-5 / Fossé FC-5
Ditch FD-2 / Fossé FD-2
Ditch 2 / Fossé 2
Projected Industrial Zone / Zone industrielle projetée
Ditch FD-2 / Fossé FD-2
Lac aux Pierres
Projected BC-2 / BC-2 projeté
Ditch FC-6 / Fossé FC-6
Ditch FC-8 / Fossé FC-8
Ditch FC-7 / Fossé FC-7
Ditch FD-1 (by Others) / Fossé FD-1 (par d'autres)
Projected South Basin (by Others) / Bassin BC-Sud (par d'autres)
Elevation Point / Point d'élévation
Inclinometer / Inclinomètre
Tensiometer / Tensiomètre
Thermistor String / Chaîne de thermistances
Vibrating Wire Piezometer / Piézomètre à corde vibrante
Monitoring Well / Puits de observation

LÉGENDE

- Roads for SUVs / *Chemins pour VUS*
- Projected Haul Road (initial stages) / *Chemin de halage projeté (phases initiales)*
- Planned Industrial Infrastructure / *Infrastructures industrielles projetées*
- Projected Ditches and Ponds / *Fossés et bassin projetés*
- Existing Transmission Line (by Hydro-Québec) / *Ligne de transmission existante*
- Existing Ditches and Ponds / *Fossés et bassins existants*
- Proposed 120 kV Transmission Line (by Hydro-Québec) / *Ligne de transport à 120 kV projetée (par Hydro-Québec)*
- Design By Others / *Conception par d'autres*
- Existing Paths / *Chemins existants*
- Deforestation Limit / *Limite de déboisement*
- Projected Pit / *Fosse projetée*
- Extent of Overburden / *Étendue des morts-terrains*
- Phase 1 of the Proposed HCD / *Phase 1 de la HCD*

RÉFÉRENCES

1. All units are in metres unless otherwise noted.
Toutes les unités sont exprimées en mètres, sauf indication contraire.
2. Base data: ESRI, ESGS, Esri Canada.
Données de base: Esri, USGS, Esri Canada.
3. Referenced drawings: DEMO_ALL_20230504.dxf and XREF-401rA.dwg, XREF_DPAR Breaklines.dwg.
Dessins référencés: DEMO_ALL_20230504.dxf and XREF-401rA.dwg, XREF_DPAR Breaklines.dwg.

Projection: NAD 1983 UTM Zone 18N

srk consulting

DATE: Nov 26, 2024

Figure 18-9: Final water management infrastructure

MARCH 2025	18-17

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Collecting Basin

During water management Phase A (Years 0 to 4), two collection basins (BC-1, BC-2) and adjacent ditches need to be built. With the increase in surface drainage area, a third basin (BC-Sud) will be excavated at the beginning of Phase B-1, around Year 5. Furthermore, at the beginning of Phase B-1, the treatment capacity of the WTP will be increased to manage the higher volumes of surface water runoff.

It should be noted that pumping from one basin to another for treatment is considered starting 5 to 10 days after the onset of spring freshet. BC-1 has been established to send water to BC-2 throughout the year. This will be required to meet the discharge strategy and provide water for the concentrator during the winter months.

In addition to collecting surface water from its own watershed, BC-1 and BC-2 will both be able to collect water from pit dewatering. The quantity of dewatering water varies according to the evolution of the pit exploitation. It should also be noted that process water is continuously recirculated from BC-2. As the tailings are dewatered in the plant, the small quantity of water remaining in the filtered tailings has not been considered at this stage (which is conservative). The process water inflow entering BC-2 is, therefore, equal to the outflow redirected to the plant. This type of operation has been considered in the total volume of BC-2 and does not affect the required storage capacity of BC-2.

Table 18-3 presents the storage capacity for each collection basin to contain and manage the design flood. Figure 18-10 and Figure 18-11 present the layouts of both BC-1 and BC-2. At this stage, no design has yet been developed for BC-Sud.

Table 18-3: Basins storage capacity

Collecting Basin	Phase A	Phase B1	Phase B2
BC-1 (North Area Basin)	172,000 m3	172,000 m3	172,000 m3
BC-2 (Industrial Zone Basin)	170,000 m3	1,70,000 m3	170,000 m3
BC-Sud (South Collecting Basin)		89,000 m3	256,000 m3

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Figure 18-10: BC-1 layout

MARCH 2025	18-19

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

PLATFORME NORD
ZONE INDUSTRIELLE
(HORS MANDAT)
CONNECTER AUX CHEMINS D'ACCÈS
EXISTANTS (PAR D'AUTRES)
SRK25-PP-202
SRK25-PP-201
SRK25-PS-204
SRK25-PP-203
FOSSÉ FD-2
CHEMIN D'ACCÈS
SRK25-PP-215
PONCEAU EXISTANT
(PAR D'AUTRES)
GT-17-17
CHEMIN D'ACCÈS
(PAR D'AUTRES)
SRK25-PP-204
FOSSÉ 2
(PAR D'AUTRES)
SRK25-PP-214
SRK25-PS-201
ÉL. 532.00
SRK25-PP-213
ÉL. 544.70
SRK25-PP-205
SRK25-PS-203
STATION DE POMPAGE POUR
PROTECTION INCENDIE
SRK25-PP-212
CHEMIN D'ACCÈS
POUR CONSTRUCTION
SRK25-PP-206
CHEMINS D'ACCÈS
EXISTANTS
SRK25-PP-207
SRK25-PP-211
HALDE DE PIERRE
TEMPORAIRE
R10.0m
BAIE DE VIRAGE
FOSSÉ
FC-8 FUTUR
CHEMIN D'ACCÈS
AU BASSIN BC-2
VOIR DESSIN GE-401
SRK25-PP-208
SRK25-PS-202
SRK25-PP-210
FOSSÉ FD-2
SECTION OUEST
VOIR DESSIN GE-450
SRK25-PP-209
BAIE DE VIRAGE
CONNECTER AUX CHEMINS D'ACCÈS
EXISTANTS (PAR D'AUTRES)

Figure 18-11: BC-2 Layout

MARCH 2025	18-20

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Pumping Stations and Pipelines

Throughout the years of operation, water from the pit, runoff and process water will be routed to the basins (BC-1, BC-2, and BC-Sud). Water from both BC-1 and BC-Sud will be pumped to BC-2. From BC-2, the water will be recirculated to the fresh water tank for the concentrator needs or pumped to the WTP for discharge or recirculation. Therefore, the pumping station of the main collection basin will be able to transfer water, in the reverse direction, to BC-2 using the same pipeline and a set of manually operated valves.

Table 18-4 presents the mean annual pumping capacities and the pumping capacities for the management of the design flood for water transfers, i.e., from BC-1 to BC-2 and from BC-Sud to BC-2 and towards the WTP.

The principal collection basin pumping station directly feeds the WTP; therefore, the flow rates identified in Table 18-4 are the WTP design flow rates, which take into consideration the availability factor of the WTP. This availability factor has been set to 95%.

Table 18-4: Pumping capacity at each collection basin

Pumping System	Unit	Phase A	Phase B1	Phase B2

From the North Area Basin (BC-1) to the Industrial Zone Basin (BC-2)
Mean Annual Pumping Capacity	(m3/h)	255	215	215
Pumping Capacity for Design Flood	(m3/h)	470	345	360
From the South Area Basin (BC-Sud) to the Industrial Zone Basin (BC-2)
Mean Annual Pumping Capacity	(m3/h)	0	100	100
Pumping Capacity for Design Flood	(m3/h)	0	860	810
From the Industrial Zone Basin (BC-2) to the WTP
Mean Annual Pumping Capacity	(m3/h)	350	350	350
Pumping Capacity for Design Flood	(m3/h)	900	1,800	1,800

Table 18-5 summarizes the development of the water management infrastructure.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Table 18-5: Development of water management infrastructure

Infrastructure	Watershed	Inflow from	Outflow to	Year of Commissioning	Year of Decommissioning
Collection Ditch
FC-1	1B	East side of the northern portion of the CDF	BC-1	0	-
FC-2	1A	West side of the northern portion of the CDF	BC-1	0	-
FC-3	1A.1		FC-2	2	At closure
FC-4	8A_O + 8B_O + 9	Northwestern portion of the overburden stockpile	BC-2 – transit by industrial zone ditches	Depending on the evolution of the overburden stockpile	At closure
FC-5	8A_E + 8B_E + 8C_S + 8D_S	Southeastern portion of the overburden stockpile	BC-2 - transit by industrial area ditches	Existing	At closure
FC-6A	2 + 3	Southern portion of the CDF	BC-Sud	5	At closure
FC-6B	2A	Centre portion of the CDF	BC-Sud	5	At closure
FC-7	3A	Southeastern portion of the CDF	BC-Sud	8	At closure
FC-8	5	Eastern portion of the CDF	BC-2	8	At closure
Diversion Ditch
FD-1	4A	Undisturbed watershed north of the BC-Sud	Environment	5	At closure
FD-2	12	Upstream of the industrial zone	Environment	0	At closure
Collecting Basin
BC-1 – 172,000 m3	1	Its watershed	BC-2 by pumping	0	At closure
BC-2 – 170,000 m3	5 + 6 + 7 + 8 +9	Its watershed + BC-1 and BC-Sud by pumping	WTP by pumping	0	At closure
BC–Sud – 256,000 m3	2 + 3	Its watershed	BC-2 by pumping	5	At closure

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

18.1.5	Water Treatment

The WTP will be designed to meet effluent quality requirements under the “Directive 019 sur l’industrie minière”. The methods of water treatment and management of the discharge of water to the receiving environment (discharge point) will also make it possible to meet the criteria defined in Directive 019 (March 2012) and achieve the environmental release targets (objectifs environnementaux de rejet (“OER”)) in the receiving environment (ruisseau à L’Eau Morte).

The WTP will be designed to the project flow rates and water quality criteria to meet the required concentrations. To do this, the WTP will be able to treat the Matawinie Mine Project flood design flows for each phase; 900 m³/h for Phase A and 900 m³/h for Phase B1. The quality of the raw water for the design is from SNC-Lavalin's FS report (2020), maximum concentrations are from Appendix A of the project prediction study (Lamont, 2020) and anticipated water chemistry is from the co-disposal test cells outflow.

The location of the WTP will be next to BC-2 (Figure 18-12) and the pumping line will be directly through the effluent. Downstream of the WTP, the treated water will be piped to the Eau Morte Creek from 2.4 km from the WTP.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Figure 18-12: Location plan of the WTP

The treatment will be a physical-chemical process with the addition of sludge thickening and dewatering processes. There will be two trains to meet the hydraulic requirements of Phases A and B1. Each train will have a design flow of 500 m3/h, for a total of 1,000 m3/h.

The processing steps for the liquid processing chain will be as follows (a Block Flow Diagram is shown in Figure 18-13):

1.	Neutralization (towards an alkaline pH)

2.	Coagulation

3.	Flocculation

4.	Clarification

5.	Neutralization (towards an acid pH)

6.	Filtration

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

The treatment stream for the sludge treatment chain will be as follows:

1.	Sludge thickening
2.	Dewatering

Figure 18-13: Block flow diagram of the WTP

The neutralization process is required to increase the pH of the feed water; this promotes the precipitation of hydroxides. The addition of a coagulant serves to destabilize the net charge on the surface of the suspended particles and the addition of a polymer promotes the agglomeration of these smaller particles; this physical-chemical process is used to increase the settling rate at the next stage.

The clarification stage, the final step of the physical-chemical process, allows the separation of particles from water. The clarified water is directed to a neutralization basin for the final pH adjustment, while the sludge, which contains the particles removed from the solution, is thickened and pumped to the filter press for dewatering.

The clarified water from the clarifier overflow is directed, by gravity flow, to a pH neutralization reactor and then to a disc filter, the polishing and final step in the liquid treatment chain. The extracted solids from the disk filter are pumped to the BC basin upstream of the WTP.

Initially, the sludge is thickened in a thickener directly below the lamella clarifier. It is then transferred to a filter press for dewatering; the products (or cake) will be transported from the WTP by truck. The liquid extracted from the sludge is transferred to the BC-2 upstream of the WTP. This completes the solid processing chain.

18.1.6	Camp Site Accommodations

Considering the proximity of the town of Saint-Michel-des-Saints and other communities, no permanent camp has been provided for the Matawinie Mine Project. The premise is that the nearby towns will provide some of the work force and all the housing to the construction and long-term employees.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

18.1.7	Site Buildings

Processing Plant Area

The processing plant area is located east of the open pit. The plant area (industrial pad) where the concentrator facilities will be built on the site is approximately 400 m by 400 m and slopes towards the south (Figure 18-14).

The area will be excavated and backfilled to variable elevations. The elevation level next to the concentrator will be 544.85 m.

The plant area is sloped, diversion and collecting ditches direct the surface water away from the plant to collector points.

The main facilities, part of the concentrator area, are shown in Figure 18-15.

Crushed Ore Storage Dome

The crushed ore from the crusher(s) will be stored in a 52 m diameter and 26 m high dome. The storage dome walls will rest on concrete foundations. The storage dome will be uninsulated, ventilated, and unheated.

The storage area will be on a concrete slab on grades to prevent spillage. Truck doors will be positioned at each end to allow for a loader or excavator to assist in feeding the apron feeders when the stockpile volume is low. The crushed ore will be reclaimed via three apron feeders located under the stockpile in a concrete reclaim tunnel. The inside dimensions of the concrete tunnel are 5.5 m wide by 36.7 m long by 6.7 m high.

The transition from the concrete tunnel to grade is by corrugated multiplate culverts; one for the SAG mill feed conveyor and one as an emergency exit.

Concentrator Building and Area

The concentrator is subdivided into the areas shown in Figure 18-14.

Sector 3000 Concentrator area including the primary grinding, rougher/scavenger flotation, polishing and primary cleaning, stirred media and flotation, graphite dewatering, tailings thickening, and magnetic separation.

Sector 4000 area including the dryer, handling system, graphite storage silos, and bulk loadout section.

Sector 5000 area including the tailings dewatering equipment for both the NAG and PAG.

The concentrator area also includes the pump room, the exterior tanks (process water, fresh water, and tailings water), NAG and PAG thickeners as well as domes for the NAG and PAG tailings.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

1090
2020
2001
2001-EHR-001
2010
2008
5030
2020-EHR-001
0520
3007
3060
5020
3001-EHR-003
3001-EHR-004
3001-EHR-001
3001-EHR-002
0530
5001
3001
SEE 664469-0505-4LDK00-3002
FOR CONCENTRATOR AREAS.
4001
3001-EHR-005
3001-EHR-006
4040
3002
OFFICES
3009
0510
EN PROGRÈS
NE PAS UTILISER POUR CONSTRUCTION
SNC·LAVALIN
NOUVEAU MONDE GRAPHITE
MATAWINIE
GRAPHITE CONCENTRATOR
05 - GENERAL SITE WIDE
05 - GENERAL
40 - GENERAL
PLAN VIEW
WBS STRUCTURE AREAS
GENERAL SITE
669469
0505
4LDK00
3001
02

Note: The railveyor has since been removed.

Figure 18-14: Concentrator area

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

5030
5007
3050
5020
5008
4005
4010
4005
4010
4030
4020
6010
6050
5010
3050
6060
3040-002
3050
3008
3010
3020
3040-003
3040-001
3030
6030
6020

LINE LEGEND :
- AREA LIMIT
- AREA LIMIT AT MID ELEVATION LEVEL
- AREA LIMIT AT LOWER LEVEL

PLAN CLÉ

EN PROGRÈS
NE PAS UTILISER POUR CONSTRUCTION

No.	DESCRIPTION DE LA RÉVISION	DATE	PAR
02	FOR INTERNAL COORDINATION	2021-12-23	E.L.
01	ADDITIONAL INFORMATION ADDED	2020-08-27	E.L.
00	FOR BUDGET PRICE	2020-08-05	E.L.
PB	FOR COORDINATION	2020-07-10	E.L.
PA	FOR INTERNAL COORDINATION	2020-06-10	J.F.S.

REGISTRE DES RÉVISIONS

No. | NUMÉRO DE DESSINS DE RÉFÉRENCE

SNC • LAVALIN

PRÉPARATION | SCEAU PROFESSIONNEL

CONÇU: E. LEBEL, ing.
DESSINÉ: J.F. SAVARD, tech.
VÉRIFIÉ: E. LEBEL, ing.
DATE: 05-10-20
ÉCHELLE: 1 : 250

CLIENT: NOUVEAU MONDE GRAPHITE

PROJET:
MATAWINIE
GRAPHITE CONCENTRATOR

TITRE:
05 - GENERAL SITE WIDE
05 - GENERAL
40 - GENERAL
PLAN VIEW
WBS STRUCTURE AREAS
CONCENTRATOR BUILDING

No PROJET	DIV.	SUJET	SÉRIE	RÉV.
669469	0505	4LDK00	3002	02

Figure 18-15: Concentrator plant floor layout

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

NAG and PAG Storage

Both NAG and PAG storage buildings will be dome-shaped structures that will allow materials to be reclaimed using loaders and trucks. Both domes will be uninsulated, unheated and ventilated. The domes will be accessible by loaders and trucks for loading of the tailings to be trucked to the CDF.

The NAG dome will be 48 m in diameter and 24 m in height and the PAG dome will be 30 m wide by 15 m high. Each dome wall will sit on concrete foundations. A geomembrane will be placed around the PAG dome, which will direct water to ditches leading to BC-2.

Office Complex

A provision has been made for administration offices as a distinct building accessible from the concentrator. This complex will be modular and house offices, a conference room, a lunchroom, a locker room with showers, sanitary installations, and a laboratory.

Mine Garage

The mine garage will be a Megadome structure mounted on sea containers with a concrete floor. The sea containers will serve for parts storage and the administrative office of the garage. The facility will be used to service the fleet of mining equipment and light vehicles.

18.1.8	Site Services

Potable Water Treatment

Provision is made for a potable water treatment based on ultrafiltration membrane system to provide service water for the employees. The potable treatment system will be fed from on-site fresh water well(s).

Sanitary Wastewater Treatment

A domestic wastewater treatment system will be provided for on-site use. The planned system includes a septic tank and biological field system (Bionest). Sewage will be collected by underground pipes. The wastewater treatment plant effluent will be directed to BC-2.

Fuel Storage and Fuelling Station

Fuel will be required for the process as well as the mining fleet prior to the zero-emissions transition. Process fuel will be stored in an exterior 46,000 L contained tank and a 2,270 L interior daily tank. Two 50,000 L double-walled tanks will be installed for the needs of the mining fleet.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Site Fire Protection

A fire protection loop is planned around the process facilities area to distribute fire protection water to different hydrants located nearby buildings located within the industrial pad area. Key equipment will be protected by a sprinkler system where and as required. An electric fire protection pump, a diesel fixed pump, and a jockey pump are all part of the system.

18.1.9	Electrical Distribution – Concentrator

MV and LV Distribution Levels, Systems Grounding and Load Ranges

The proposed distribution voltage levels for equipment and the type of motors are defined as indicated in Table 18-6. Detailed engineering during the main project phase shall follow the CSA M421 “Use of Electricity in Mines” standard.

Table 18-6: Voltage and loads

Voltage	Grounding	Loads
13.8 kV, 3-Phase, 3 W	LRG (400 A)	MV main distribution
4.16 kV or 3.3 kV, 3-Phase, 3 W	LRG (100 A)	MV distribution Fixed speed and variable speed motors 5 kV
600 V, 3-Phase, 3 W	HRG (5 A)	Fixed speed and variable speed motors 575 V Process loads no larger than 600 kW
600/347 V, 3-Phase, 4 W	Solidly Grounded	Large HVAC Lighting in Process Area Welding receptacles
208/120 V, 3-Phase, 4 W or 120V, 1-Phase	Solidly Grounded	Small motors 115 V Lighting in Buildings and Small HVAC Small loads up to 6 kW

LRG: low resistance ground; HRG: high resistance ground

Hazardous Locations

During this Study, the graphite concentrate related to the dry screening equipment and the area around the graphite concentrate dryer were considered classified as a Class II, Division 2, Group F hazardous area. In fact, these areas, located in the concentrator building, would have been separated from the rest of the building by an explosion-proof and fire-rated wall. Therefore, the electrical equipment enclosures would have been rated NEMA 7 and NEMA 9 and the motor enclosures would have been rated Explosion-Proof, Class II, Division 2, Group F.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

However, after verification during the detailed engineering, it was concluded that the graphite is not combustible. Thus, there will be no need to provide rated Explosion-Proof electrical equipment enclosures in the bagging system area.

Emergency Power Concentrator

An emergency power system will be provided as a standby source of power to feed critical processes loads and essential services within the concentrator (e.g., low voltage (< 1 kV) system control, emergency and exit lighting) in the event of power loss from the power grid.

The standby power source will consist of one 1.5 MW or three 0.5 kW, 600 V diesel generators located in the vicinity of the concentrator area. The total power required for emergency power is estimated at 1.5 MW. If required, the diesel generators might be used during the construction period to supply the temporary construction power.

All critical loads in the concentrator and the substation will be supplied by the same generators located near the concentrator area.

The diesel generator(s) will start automatically once the main 120 kV source is lost. The control system will shed loads, keeping only the critical process and services loads engaged.

The UPS system will be specified for the 30-minute operation of the critical loads such as the LV control system. The 125 VDC Battery and chargers will be designed for 8 hours of discharge for the MV and HV system control and protection.

The telecommunications system will be provided with embedded batteries to ensure emergency communications during a shutdown of the power line.

Electrical Rooms

The main substation electrical room 0510-EHR-001 will be a walk-in outdoor type, located within the substation, and will house the 13.8 kV distribution switchgear, protection control and Hydro-Québec metering panels.

Counting the electrical substation, there will be nine electrical rooms. The concentrator electrical equipment will be installed in eight electrical rooms. The electrical rooms will be prefabricated insulated units with necessary HVAC systems.

Six electrical rooms (3001-EHR-001 to 3001-EHR-006) will be located adjacent to the vicinity of the concentrator and will provide power to the concentrator plant via overhead cable trays.

Electrical room 2001-EHR-001 will be located in the crusher area, housing the low-voltage equipment.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Electrical room 2020-EHR-001 will be located near the stockpile tunnel, it will supply the low-voltage equipment under the stockpile dome.

Motors and Starting Methods

All the motors are induction motors, high-efficiency or premium efficiency. A starting method is selected depending on the motor size, on the type of starting torque, in the process needs (fixed speed or variable speed) but also on the grid reliability and on the starter cost. The retained starting methods are:

■	Direct online (“DOL”) motor starting is the most common method. The advantage is that it is simple, reliable and less expensive. The disadvantage is that the starting line currently is five to six times rated current. The DOL method is used for all low-voltage motors, fixed speed applications;

■	The Variable Frequency Drives (“VFD”) enables low starting currents because the motor can produce the required torque of the rated current from zero to full speed. The VFD start provides smooth, step-less acceleration of motor and loads while controlling inrush current and the starting torque. As a voltage regulator, they can be used to control the stopping of the process.

Power Factor Correction and Harmonics Filters

Usually, Hydro-Québec’s requirements concerning the connection to the power grid, is to maintain the overall system power factor at 0.95 or higher, and harmonics must be under the limits of all Hydro-Québec requirements.

It was planned to install beside the main 13.8 kV substation area, one 4.5 MVAR three-step power factor correction (“PFC”) unit, synchronized to the 4.8th harmonic, to be able to maintain the power factor at 0.95. During the Matawinie Mine Project planification, and to avoid significant investment in Poste Provost (where the project substation is fed from), Hydro-Québec has agreed with NMG that the overall project power factor must be brought to 1 instead of 0.95. In fact, a static synchronous compensator (“STACOM”) will be provided and installed in the substation to meet Hydro-Québec requirements.

Equipment likely to generate harmonics are VFDs used for process equipment that demands variable speed when in operation. In addition, LED lights and some of the heaters controlled by silicon-controlled resistors (“SCR”) may also generate harmonics. To limit harmonics generated in the network, low harmonic VFDs will be provided for larger size of motors (250 hp and plus) controlled by VFD.

In addition, to reduce the harmonic limits, the medium-voltage VFDs supplying the SAG, Ball and Polishing mills will be of the Very Low Harmonics type (active front end or at least 24 pulses).

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Grounding

For grounding systems, the neutral of the main substation power transformer and the neutrals of the distribution transformers will be resistance-grounded to provide better protection for equipment and personnel, and limit damage due to arcing faults.

For equipment grounding, a grounding system, consisting of a network of copper conductors, will be provided for the process of building and another for the substation. The ground conductors will run externally around each building with taps 18-34 thermos-welded to every other column. The individual ground grids will be tied together with interconnecting ground cables.

All major electrical equipment such as transformers, switchgears, large motors, motor controllers, cable tray systems, water and fuel tanks and substation fencing will be individually connected to the grounding network from two points.

The grounding system will be designed to limit the overall resistance to the ground to 4 ohms (4 Ω) or less.

A separate ground bus in electrical rooms and/or control room will be dedicated to instrumentation cables and equipment grounding. This ground bus shall be connected to an isolated grounding system and insulated from the main plant ground. An insulated green ground wire will run to the instrumentation equipment ground studs to ensure instrument grounding system integrity. The instrument ground bus will be connected to the main plant grounding system.

Cables and Cable Trays

The power cables will consist of a single conductor or three copper conductors, XLPE-insulated, with aluminum or steel armour, PVC-sheathed and rated for 75 °C.

Cable trays will be ladder-type and made of galvanized steel. Cable trays for instrument cables will have a separated section. For cables of different voltage ratings, either separate trays will be provided or separating barriers will be installed if they lie in the same tray.

Lighting and Small Power

The necessary illumination levels will be provided for all areas as per the lighting specification, in accordance with the Mining Code.

Process areas with high headroom (higher than 3 m) will be lit by LED fixtures. Other internal areas of the plant (e.g., process areas that are less than 3 m high, offices, electrical and control rooms) will be lit by LED lamps as well.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Outdoor areas (e.g., exterior of process buildings, roads and parking lots) will be lit by LED Roadway lighting fixtures and floodlights installed on wooden poles and structures.

Other areas such as process working zones, control and electrical rooms will be fitted with rapid restarting fixtures to provide partial or full illumination after voltage dips or normal power failure.

To permit movement of personnel during a power failure or an emergency, all areas will be fitted with individual battery pack units located near passages, stairwells and exits. The exit lights will have built-in batteries and energy-efficient lights; the modules will be located near the exits.

The lighting system and receptacle power will be fed by 120 / 208 V dry-type transformers and panel boards located in electrical rooms.

Lighting in the process and production areas will be switched from panel boards. Outdoor lighting will be controlled by photocells or timers.

Welding/power outlets will be installed at appropriate locations for supplying power to portable welders and similar loads.

Electrical Equipment Specifications

The characteristics of major electrical equipment were based on developed design criteria and then applied to the mechanical equipment list to generate documents such as electrical single-line diagrams (“SLD”), equipment datasheets and specifications. These datasheets and specifications were then sent to qualified suppliers to obtain budgetary and firm quotations.

18.1.10	Automation and Telecommunication

Control System Philosophy

The block diagram shown in Figure 18-16 shows the various levels of communication within the control system. It should be noted that, for the Matawinie Mine Project, all communications have been specified to be via Ethernet.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Figure 18-16: Communication block diagram

The instruments and hardwired signals will be wired to the control system using remote junction box-style cabinets situated throughout the process. The remote input/output (“I/O”) cabinets will be connected to the controller via a fibre-optic Ethernet loop. The remote-IO cabinets will connect to the system servers via Ethernet switches installed in the control room and/or the electrical room.

Four dedicated controllers for each area have been specified for the Matawinie Mine Project. All controllers will be located in an Electrical Room and centralized into a distributed control system (“DCS”) architecture in the Control Room. No redundant controllers have been specified.

All I/Os, such as the signals/commands from the smart electrical equipment or skid controls, will be linked to the controllers via hardwired signals or through a communication bus such as Ethernet

Process Control System Input / Output (I/O) Count

The I/O count was based on the piping and instrumentation diagrams (“P&ID”) and is presented in Table 18-7.

Table 18-7: Input-output summary

Area	AI	AO	DI	DO	VFD	MCU
Concentrator	483	163	745	303	66	231

Note: All VFD or MCU are accessed via a network, no hardwired I/O are used.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Table 18-8 lists the remote I/Os to be connected to the Remote I/O cabinets in the plant.

Table 18-8: Input-output per area

Area	AI	AO	DI	DO	MCU/VFD
05XX - GENERAL SITE	6	0	0	0	8
20XX – PRIMARY CRUSHER	36	8	127	24	23
30XX - CONCENTRATOR	362	88	331	165	173
40XX – GRAPHITE DRY	8	8	16	16	7
50XX - DESULPHURIZATION	63	18	136	58	63
60XX - REAGENT	16	49	151	56	23
GENERATOR	0	0	13	3	0
PIT	2	0	10	0	3
TAILINGS	2	0	5	5	3
WATER TREATMENT	0	0	9	3	4

Note: Allowance is made from 4 to 5 soft I/Os per MCU/VFD.

For this Study, 20% spare I/O capacity has been considered in the design.

Local Control System and Instruments

One local control panel will be provided for each motor or process group of motors related to conveyors. The associated I/Os (stop/start/remote/local) will be hardwired to the I/O cabinets. The control system will then be responsible for relaying start/stop commands to the respective cells in the smart Motor Control Centres (“MCC”).

Fibre-Optic Network

Within the control room, the servers, workstations, and controllers will be connected using a Star topology. The fibre optic I/O network is a loop starting from a controller located in an electrical room and connected to the nodes of the network using switches and coming back to the electrical room.

System Server / Software

A DCS architecture with a dedicated programmable logic controller (“PLC”) will be used as the control system platform. The DCS architecture is based on a Client/Server architecture. Server applications presented in Figure 18-16 above are loaded into servers configured in a Virtual Machine environment. Operator clients will also be loaded onto servers and will connect to thin clients using Remote Desktop Services.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Site Telecommunications

The wireless communication system will provide service coverage to:

■	Plant operation area (outdoor);

■	Concentrator building (indoor);

■	Entrance gate (indoor/outdoor);

■	Mine operation area (outdoor).

The solution will be based on a broadband mesh communication network based on 802.11n (license-free) dual band. Routers/Access Points density shall be such that continuous connectivity service would be provided to low RF output power devices like VoIP phones, laptops and other personal devices.

Based on the design, there will be a number of gateways connected to existing fibre or copper Ethernet backhaul network infrastructure, and Nodes that will connect to the gateways wirelessly and extend the service coverage area.

There will be a single “carrier class” Network Management System (“NMS”) to configure, manage and control all routers of the network. It will be installed in the server room in the concentrator building.

The broadband wireless mesh network will be capable of operation without relying on NMS operation (controller-less network architecture).

Telecommunication Network and Mobile Radio System

The broadband wireless solution shall be capable of supporting multiple concurrent applications with various levels of priority, including traffic segmentation and VLAN, for example. The main applications that will be supported are:

■	Wi-Fi unwired remote access to the internet and company intranet;

■	SCADA (mobile and stationary) and telemetry;

■	Voice-over-IP (“VoIP”) telephony (IP PBX phone system);

■	Camera and security system;

■	Other applications as needed in the Bécancour Battery Material Plant Project, such as Access Control, RTLS (real-time location service).

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

During construction, a mobile radio system will be used for communication between workers and staff. However, after the completion of mine construction, communications will switch over to the Wi-Fi-based VoIP telephony system. Aside from the communications equipment deployed outdoors or in the process areas, the key infrastructure, such as servers, will be housed in the control room in the concentrator building.

Figure 18-17: High-level architecture of the wireless network

Location of Devices

Devices will be located to ensure the concentrator plant area is adequately covered with Wi-Fi coverage and across the different areas of the mine according to the mine development plan. For the first years of operation, coverage of the open pit will be limited to the co-disposal areas and the southern half of the pit. Additional equipment will start to be installed in the north to allow for coverage in that area as the mining operations are developed.

A total number of seven nodes have been planned for the outdoor plant coverage (two TropOS Gateway fibre and five TropOS Nodes).

As per the indoor Concentrator plant, a total of six TopOS Gateway fibres have been planned.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Camera and Security System

All inside cameras and outside cameras that are near buildings shall be wired through a dedicated star Ethernet network (copper or fibre when needed). The network will be dedicated especially to the camera network and will be connected to a DVR (Digital Video Recorder).

As for the wireless cameras, a Broadband Wireless Mesh Network will support high-definition camera connectivity to the fibre backhaul via dedicated PtP links while providing Wi-Fi access and mesh network redundancy.

18.1.11	Co-disposal Facility (CDF)

As mentioned in Chapters 13 and 17, the tailings will be desulphurized through a sulphide flotation process and magnetic separation. Two streams of tailings will be produced, NAG and PAG. Tailings will be thickened within the process to maximize water recovery. Afterward, NAG and PAG tailings will be filtered using Larox filter presses. The filtration process will decrease the gravimetric water content of NAG and PAG tailings to 15% to 18%. The recovered water will be pumped back to the mill. Filtered tailings will then be stockpiled on the industrial platform and protected against precipitation and wind. Both types of tailings will be hauled to the CDF by truck.

Mine waste material will be placed on a lined platform. The lined platform will be designed to: i) promote basal drainage toward peripherical ditches; and ii) avoid creating a preferential slip surface at the contact with the geomembrane.

As shown in Figure 18-18, mine waste material (NAG and PAG tailings and waste rock) will be placed concomitantly within so-called deposition cells. The co-disposition strategy has been developed with the intent to minimize sulphur mineral exposure to oxygen. Indeed, waste rock will be used to create well-delimited deposition cells. Inside these deposition cells, a layer of NAG or PAG tailings will be placed and compacted. As per the mine plan, numerous deposition cells could be active at the same time, and selected deposition cells could be dedicated to either NAG or PAG tailings as per the time of the year/mine plan. Within a 3-month window period, PAG tailings will be covered by NAG tailings. The compacted layers of NAG tailings will then limit oxygen flux toward sulphur minerals and maintain PAG tailings saturation as high as possible. Waste rock, as well as both types of tailings, will be placed and compacted with the intent to promote dilative behaviour. Inclusions of waste rock, used to build deposition cells, will be strategically placed within the CDF to increase the overall stockpile strength and minimize potential phreatic surface buildup within the stockpile. As the mining operation progresses, mine waste disposition within the pit will be promoted.

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Figure 18-18: Typical cross section of the inside of a deposition cell

In addition to significantly reducing the footprint of the facility, the developed mine waste management strategy is reducing the environmental liability and minimizing the susceptibility of a catastrophic failure.

Design Criteria

The detailed engineering will be complying with the applicable regulation and guidelines listed below:

■	Directive 019 sur l’industrie minière, mars 2012. (D19).

■	Ministère du Développement durable, de l’Environnement et des Parcs (2022).

■	Guide de préparation du plan de réaménagement et de restauration des sites miniers au Québec. Ministère de l’Énergie et des Ressources naturelles (MERN, 2022). (Le Guide)

■	Mining Acts (RLRQ, chapitre M-13.1).

■	Environment Quality Act (LQE): (RLRQ, chapitre Q-2).

■	Canadian Environmental Protection Act, 1999 (S.C. 1999, c. 33).

■	Global Industry Standard on Tailings Management (2020)

■	ICOLD Bulletin No. 194, Tailings Dam Safety (Draft for Review by the National Committees)

■	Mining Association of Canada (“MAC”), 2017. A Guide to the Management of Tailings Facilities

■	Canadian Dam Association (CDA), 2014. Technical Bulletin: Application of Dam Safety Guidelines to Mining Dams

■	Mining Association of Canada (MAC), 2011. Developing an Operation, Maintenance and Surveillance Manual for Tailings and Water Management Facilities

■	Mining Association of Canada (MAC), 2011. A Guide to Audit and Assessment of Tailings Facility Management

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■	Canadian Dam Association (CDA), 2007. Dam Safety Guidelines

■	U.S. Environmental Protection Agency (US EPA). 1994. Technical Report – Design and Evaluation of Tailings Dams

The following criterion for the stability and volume estimation were retained for the design of the CDF:

■	Assumed in-place compacted dry densities are listed in Table 16-7;

■	Targeted offset of 70 m between the co-disposal pile and the mining pit;

■	Offset of 10 m between the toe of the co-disposal pile and the centre line of any peripheral catchment ditches;

■	2.5:1 bench slope;

■	2.5:1 waste rock slope;

■	3:1 final waste stockpile slope after restoration;

■	Maximum co-disposal pile height of 80 m with respect to the natural ground;

■	The surface underneath the waste stockpile will be stripped and smoothed, followed by the installation of a geomembrane, with a geotextile layer below and above. The geotextile layer can be replaced by a lift of sand (min. 300 mm);

■	Maximum elevation of 599 m above sea level.

CDF Geotechnical Stability

As part of the previous FS report (Allaire et al., 2022), the geotechnical stability of the CDF has been studied under static and pseudo-static conditions, along four different cross-sections. These cross-sections were selected to assess the global (maximum elevation of 599 m) and local (each bench) geotechnical stability of the CDF. The obtained results showed that under the loading conditions mentioned above, the factors of safety calculated complied with the targets specified by the Directive 019. For static loading, the FOS were above the target of 1.5. The calculated FOS under the pseudo-static condition were also above the target of 1.1. As part of the 2022 FS, the settlement at the base of the CDF was studied, and the results suggested that the settlement should be appropriate, below 1.0 m.

As part of this engineering phase, a comprehensive review of the above-mentioned assessment was performed, and potential optimizations were identified. Therefore, advanced laboratory testing is currently being conducted to accurately confirm the tailings’ strength and hydraulic properties/characteristics. The previously performed seepage, stability and deformation assessments will then be updated. The findings of these assessments will be used to optimize the overall configuration of the CDF to comply with the current best practice recommendations listed in the Global Industry Standard on Tailings Management (“GISTM”), Canadian Dam Association (“CDA”) and International Commission On Large Dams (“ICOLD”) guidelines.

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CDF Timeline

As per the current mine plan, mine waste management is scheduled to be achieved over a 28-year period (including 2 years for construction and pre-mining phases). Detailed monthly plans were developed for the first 2 years, followed by yearly plans for the remainder of the life of mine. Figure 18-19 to Figure 18-22 show the CDF evolution through the years.

As currently planned, the mine waste management strategy has been developed in three phases with the intent to minimize the facility footprint and construction/operating costs:

■	Phase A (short-term, 0 to 40 months);

■	Phase B (medium-term, 41 to ~88 months);

■	Phase C (long-term, >89 months).

It is worth mentioning that these phases differ slightly from the surface water management phases.

Phase A - Short-term Plans

As part of the CDF Phase A, the CDF will begin west of the mining pit. This area is separated into three main sectors, identified as: Phases A-1, A-2 and A-3. These sectors are subdivided as per their sub-watersheds. The first 31 months of mine waste management will be performed within the east sector of the CDF Phase A. The CDF Phases A –1 and A-2 will reach an elevation of 586 m and will manage a total of 3.2 Mm3 of mine waste during the first 18 months of the mine operation (Figure 18-19). The natural topography within this sector favours natural drainage with peripheral ditches towards BC-1.

According to the current mine plan, the mine will produce waste rock during the first 6 months. An initial berm, composed of waste rock, will be constructed to contain the waste rock volume at the beginning of mining operations. Afterwards, this berm will be divided into several cells by constructing intermediate waste rock berms. Additionally, toe-drains will be integrated at the foot of the first level berm to help minimize phreatic level built up inside the CDF during operation.

As previously mentioned, mine waste deposition will be achieved within multiple deposition cells simultaneously. Having multiple work areas will increase worker safety, facilitate operations and allow flexibility. As currently envisioned, there will be at least one empty deposition cell built in advance. The scale of the deposition cell will be directly related to the volume of PAG tailings generated over time. At every stage of construction, there will be a deposition cell strategically located where off-spec material can be placed. Proactive surface water management, through temporary ditches, will be implemented to maintain tailings moisture content at target levels. During winter, systematic snow management will be conducted to minimize the likelihood of snow entrapment within the CDF.

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The CDF construction/operation will progress level-by-level, building benches. Each bench is delimited by an initial berm composed of waste rock and then divided into cells using intermediate berms. Considering the varied topography, the height of benches for the first level will likely vary but will be limited to the 10 m height.

Figure 18-19 shows the CDF Phase A-1 South sector configuration that is currently under design. It is anticipated that this configuration will be reached after 18 months of operation. Figure 18-20 shows the overall CDF Phase A configuration after 31 months of operation.

Figure 18-19: CDF Phase A-1 sector anticipated configuration (18 months)

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Figure 18-20: CDF Phase A anticipated configuration (31st month)

Phases B and C – Medium to Long-term Plans

At the end of the 31-month production year, the CDF will be expanded toward the west and raised to an elevation of 599 m, to be reached around the 88th month of operation (Figure 18-21). The contact water will still flow by gravity towards the BC-1 and BC-Sud via ditch FC-6A.

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Figure 18-21: CDF Phase B configuration (88th month)

According to the current mine plan, in-pit backfill should start toward the north around the 84th month of operation. The initial in-pit deposition will extend north by approximately 500 m. Over the course of the in-pit backfill, the strategy is for the CDF within the open pit to eventually connect with the previously built CDF north and west of the open pit as part of Phase C of operation.

Starting around the 88th month of operation, the construction of the CDF will take place above the backfilled open pit. As the real estate to the east of the open pit is exploited, the CDF could then be expanded in that direction. As part of the construction/operation of the CDF, FC-7 and FC-8 ditches will be commissioned.

As the operation of the CDF progresses, construction/operation will take place above the open pit until the east and west bulges of the CDF are connected. The CDF above the in-pit deposition sector will attain a maximum elevation of 590 m and will expand by approximately 500 m within the pit, as shown in Figure 18-22.

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Figure 18-22: CDF Final configuration

Reclamation and Revegetation of the CDF

The co-disposal pile will be gradually covered, using a cover with capillary barrier effect (“CCBE”), as soon as it reaches its final elevation in the pile. This cover will act as an oxygen barrier and is designed to ensure long-term geochemical stability within the pile. The thickness and function of each layer of the cover will be:

■	0.5 m of screened waste rock, to act as a drainage layer;

■	0.4 m of NAG tailings, to act as the water retention layer;

■	0.3 m of overburden, to act as a protective layer;

■	0.3 m of topsoil, to promote vegetation growth afterwards.

Based on co-disposal results that will be presented to the MELCCFP and MRNF (previously MERN), the cover might not be required as described and will be composed of the co-disposal cells acting for the drainage and water retention layer for the capillary barrier effect covered by at least 1 m of overburden, 0.3 m of topsoil and vegetation.

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18.2	Bécancour Battery Material Plant Infrastructure

The Bécancour Battery Material Plant is located in the Bécancour Industrial Park. A 3D rendering of the property is presented in Figure 18-23. The property is bordered to the north by a rail line and the Trans-Canada pipeline. Road access to the property is from the west side via Avenue G.A. Boulet. The areas to the south and east of the proposed plant, will not be developed and will be reserved for future expansion and/or for use as construction lay-down areas.

Figure 18-23: Bécancour advanced Battery Material Plant 3D rendering

The site is strategically located and offers access to all necessary infrastructure and services including:

■	Access to a 120-kV electrical transmission line running along the northern border of the property;

■	Access to a 25-kV electrical line for construction purposes running along the northern border of the property;

■	Access to a natural gas pipeline along the eastern property border;

■	Direct potable and industrial water access along multiple sides of the property;

■	Proximity to rail, port, and road access for importing raw materials and exporting final products throughout North America and Europe.

The positioning of the process, services and maintenance buildings as well as the electrical substation and retention pond on the Bécancour site is illustrated in Figure 18-24.

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Figure 18-24: Proposed site plan for the advanced Battery Material Plant in Bécancour

The electrical substation is located on the northwestern corner of the lot directly in line with the positioning of the 120 kV line servicing the industrial park. The 3,900 m³ water retention pond sits to the south of the parking with the proposed release point located along Avenue G.A. Boulet bordering the west side of the property.

The main process buildings for M/S, purification, coating, finishing, packaging, and storage were placed to minimize material handling distances between processing stages. The process WTP is located adjacent to the purification building.

18.2.1	Electrical Distribution

18.2.1.1	Power Supply

The power plant will be supplied by Hydro-Québec’s 120 kV transmission line 1392, located approximatively 30 m from the substation main gantry (north of the substation). Voltage will be stepped-down to 25 kV inside the main electrical substation using two 120-25 kV liquid-filled power transformers with power ratings allowing for N-1 transformer redundancy. Therefore, during the normal operation, both transformers will share the load, and if maintenance or repair work is required on one of the transformers, the other will supply the entire plant load, thus increasing the reliability of the power supply.

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The secondary side of these power transformers will feed a 25-kV air insulated switchgear (“AIS”), in a main-tie-main configuration, also installed in the main substation, but within a prefabricated electrical room. Therefore, from the 25 kV AIS feeders, power will be distributed to all areas of the plant, using medium voltage cables, installed either directly underground, in buried conduits, in duct bank or, preferably, in cable trays along the pipe rack, wherever possible.

The following list shows the main areas and their electrical rooms, which will lower the 25 kV voltage to either 4.16 kV or 600 V:

■	Area 2000 – On-site Infrastructure (Laboratory and Administrative Buildings)

■	Area 3000 – Micronization & Spheronization

■	Area 4000 – Purification

■	Area 5000 – Coating

■	Area 6000 – Finishing, Packaging and Storage

■	Area 7000 – Non-Process Facilities

The electrical system is designed to ensure safe, reliable and cost-effective operation with redundancy where required.

18.2.1.2	Electrical Power Demand

The electrical peak power demand of the overall Nouveau Monde Graphite Battery Material Plant Project is approximatively 68.5 MW excluding the contingency. The calculated power demand was derived from the mechanical and process equipment list, excluding standby equipment and applying representative efficiency and load factors.

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Table 18-9 summarizes the distribution of the electrical peak power demand by area for the Bécancour Battery Material Plant.

Table 18-9: Load summary by area

Area	Description	Connected Load (kW)	Power Demand Load (kW peak)
0000	Miscellaneous Loads and Electrical Losses (excluding vehicles charging)	1,300	1,300
2000	On-site Infrastructure (administration buildings)	1,200	850
3000	Micronization & Spheronization	33,000	31,400
4000	Purification	18,100	13,150
5000	Coating	12,600	9,300
6000	Finishing, Packaging and Storage	900	800
7000	Process Services	15,400	11,700
	Total	82,500	68,500

18.2.1.3	Emergency Power Supply

In the event of loss of normal power, either throughout the plant or at specific locations, standby power will be provided by 600 V diesel generator sets to allow the quick restart of critical equipment. The generator sets will be installed in each area, near the buildings where the standby power is required.

The generator sets will start automatically in the event of normal power loss. Automatic transfer switches will then switch over to standby power and the emergency buses will be powered back up, typically under less than 10 sec.

Uninterruptible power supplies (“UPS”) will be provided to ensure uninterrupted power transition to instrumentation and telecommunication distribution panels and other sensitive equipment. Emergency power for emergency lighting systems, exit signs and fire alarm systems will be supplied via centralized UPS and distribution panels, with sufficient autonomy to meet the requirements of the Electrical Code and the National Building Code.

The emergency fire pump will be driven by a diesel engine.

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18.2.1.4	Operating Voltages

Table 18-10 presents the voltage levels that will be used throughout the Bécancour Battery Material Plant Project site:

Table 18-10: Project voltage levels

System	Voltage	Phase	Wires	Lightning Surge Capacity (kV peak)	Short Circuit Capacity (kA sym.)	Neutral System
HV Utility Distribution	120 kV	3	3	650	40	Effectively grounded
Primary MV Distribution	25 kV	3	3	125 [150*]	25	Grounded by zigzag transformer and resistor 200 A, 10 sec 25 A cont.
Secondary MV Distribution	4.16 kV	3	3	60 [75*]	25	Resistance grounded 10 A cont.
LV Distribution	600 V	3	3	20 [30*]	65	Resistance grounded 5 A cont.
Lighting and low power loads	208/120 V	3	4	-	10	Solid grounding
ASC <15 kVA	240/120 V	1	3	-	10	Solid grounding
ASC ≥15 kVA	208/120 V	3	4	-	10	Solid grounding
DC – Control and protection devices	125 V	N/A	2	-	10	Floating

[*] For outdoor equipment and power transformers

18.2.1.5	Main Electrical Substation

The main substation, located on the northwestern side of the property, will be supplied by a 120 kV single circuit transmission line and will be designed as a single bus arrangement. The substation is designed to allow for the addition of a third 120-25 kV power transformer in the event of plant expansion (Phase 3). All 120 kV infrastructure will be located outdoors and designed to allow for safe working practices when the 120 kV network is energized. The 120-25 kV power transformers will be of the liquid filled (mineral oil) type. Each power transformer will be installed within an oil containment basin filled with crushed stones. A common oil/water separator will be installed to drain the water from the oil containment basins of both transformers.

Each power transformers will be separated from the other and from the prefabricated electrical room, respecting the minimum distances according to the regulation code (FM Global).

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The main substation will be fenced in accordance with the Electrical Code, local code and regulation requirements.

The 25 kV switchgear, auxiliary power distribution, protection and control panels along with telecommunication infrastructure will be installed inside a prefabricated electrical room located in the main substation.

The main substation is planned to be an intelligent digital substation type, with equipment selected to allow for complete digitalization and automation of the substation. Therefore, all equipment will be equipped with intelligent electronic devices (“IEDs”), with IEC 61850 communication capability whenever relevant and available.

Harmonic Filters and Reactive Power Factor Compensation

Specialized electrical power system studies will be conducted during detailed engineering phase to ensure, among other things, that the interference emission limits and power factor comply with Hydro-Québec requirements. Harmonic filters and reactive power factor compensation may be required to mitigate power quality concerns associated with the supply of VFDs, SCRs and other non-linear loads.

18.2.2	Mechanical Services

The mechanical services consist of the auxiliary systems that support the process equipment and buildings. For graphite treatment, the principal services include building and process ventilation, chilled and cooling water, heating water and compressed air systems as well energy recovery.

Ventilation

Each building will be ventilated and heated using air handling units with glycol heating coils.

Air conditioning units will be used for areas requiring cooling such as electrical rooms, mechanical rooms, offices, laboratories, control rooms, and server’s rooms.

Pretreated fresh air is used to pressurise sensitive areas such as the electrical, mechanical and control rooms to avoid graphite contamination of electrical components. Electric unit heaters will be installed to ensure building perimetric heat requirements are met and for punctual application, for example, in front of service and garage doors. Louvers and exhaust fans will be installed to allow fresh air ventilation cooling when required during summer and mid-seasons.

For area 3000 “Micronization & Spheronization”, the process area will not be heated or have summer ventilation cooling.

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Chilled Water

A closed-loop chilled water circuit is designed using four chillers each in open-loop with a cooling tower. The chillers bring the glycol temperature to 7.2 °C. This glycol is supplied to the following users:

■	Electrical rooms and mechanical rooms air conditioning;

■	Air compressors;

■	Magnetic separators;

■	Auxiliary room air conditioning such as control room, server room and offices.

Cooling Water

A specific cooling water circuit was designed for the coating furnaces. The circuit uses three cooling towers to bring water to 29.4 °C. This water circulates in a close loop circuit. The hot return water will be reused to heat the fresh air of the area and a recovery heat exchanger can be used to inject additional heat in the circuit.

Heating Water

Glycol heated water circuits distribute hot water across the site into the air handling units to ensure that the air supplied inside the buildings is warm.

The heating circuit recovers heat from the chiller condenser, and natural gas boilers will also be installed within the circuit to complete the heating load when heat recovery is insufficient at colder temperatures.

The purification process glycol heating circuit uses an electric boiler and a backup natural gas boiler.

Compressed Air

Compressed air is distributed to the different areas by one main system and by a dedicated remote air compressor for the jet mill in the coating area.

Material handling between the process buildings is performed using pneumatic conveying that consumes compressed air. This air needs to be dried and filtered to achieve a high-level of purity to avoid any contamination. For this reason, there is no need to have a separate network for instrumentation air, the same network is used for both applications, since they required the same air quality.

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The Process Services area (7000) has six air compressors located in the main services building and will be producing the compressed air for delivery throughout the site. The compressed air system has also receivers, filters and dryers.

The jet mill in the Coating area (5000) has a dedicated system composed of an air compressor, dryer, receiver and filters.

The main process areas have their own local air receivers to deliver constant flow rate and pressure to all consumers.

Energy Efficiency

The mechanical services were developed to be a low-carbon footprint installation; therefore, the heating base load is mainly generated using heat recovery and natural gas is used to complete the load. The buildings, graphite treatment and material conveying require large amounts of fresh air that is energy-intensive to preheat. To reduce energy consumption and operating costs, energy recovery measures have been implemented.

The cooling and the heating needs are fulfilled with district network systems. These district networks allow for more efficient centralized heating and cooling equipment and to recover energy throughout the site. The main equipment, such as air compressors, are water-cooled to enhance their operation and allow energy recovery. The heat rejected by the chillers is recovered all year-round. The recovered energy is used to supply heating water to the nitrogen and oxygen vaporizer annually, and to heat fresh air during the winter.

18.2.3	Automation and Telecommunication

The automation control system philosophy is based on the following concepts:

■	The overall plant supervision and control will be carried out from an Integrated Operations Centre (“IOC”), where senior operators will control all the systems and where troubleshooting by metallurgical and supervising staff will be facilitated by access to real-time data;

■	The Local Control Room will be located in four areas (3000, 4000, 5000, 7000);

■	The process control system will be separated into different process controllers (PLCs) to minimize the impact on operation in the event of maintenance or failure;

■	The process controllers are mainly installed in the electrical room and remote I/O cabinets located throughout the plant, close to instruments and equipment;

■	The remote I/O cabinet will be connected to process controllers through Ethernet loops;

■	Motor control and supervision will be accomplished through an Ethernet communication between process controllers and motor starters;

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■	Each equipment motor will have a local control station allowing for lockout procedure validation, remote selection and emergency stop functions, except for M/S where individual energization validation will be replaced by group isolation strategies per product line.

The telecommunication and industrial IT infrastructure part of this Study is aligned with the design of a modern factory with all the services required to support operation, such as state of the art control rooms, high-availability on-site servers, unified mobile communication systems, secured access-controlled buildings and CCTV with recording capabilities.

The equipment, accessories, and installation services to supply the following systems have been included in the Study estimate:

■	A single mode fibre optic backbone with a ring topology covering the treatment plant in addition to the administrative building, electrical rooms, pumping station and auxiliary services.

■	Two fully equipped server rooms at two different locations on the site for resiliency. A third location acting as a witness server will be installed in an electrical room. Includes cabinets, UPS, patch panels, core switches, firewalls, and ancillaries.

■	Four separate hyperconverged server clusters for CIS (Corporate Information System), IDMZ (Industrial DMZ) and two for ICS (Industrial Control System) spread across the two server rooms to provide operations continuity in case one server room burns down.

■	Telecommunication cabinets of various sizes and configurations for distribution or access purposes in all facilities and sectors with switches, patch panels, IP telephones, and Wi-Fi access points.

■	Indoor Wi-Fi coverage in all facilities where a network cabinet is installed.

■	Operators, supervisors, and engineering workstations and mobile HMIs (rugged tablets).

■	Office workstations, workgroup printers, individual printers, and plan printers.

■	A unified telephony system with regular VoIP telephones, and external phone lines.

■	A PoC (Push-to-Talk-over-Cellular/Wi-Fi) system will be used to allow contractor smartphones and workers rugged smartphones to function like two-way VHF radios.

-	PoC (PTT-over-Cellular/Wi-Fi) PC licences for operators and supervisor workstations to communicate with workers equipped with rugged smartphones and contractors/consultants equipped with regular smartphones.

-	A set of LTE (and Wi-Fi) capable rugged smartphones (with large PTT button, SOS button, and man down functions) for plant personnel.

-	A set of rugged tablets for operators, supervisors and workers who may require it to perform their daily tasks.

■	For security, CCTV video surveillance system, access control system including cameras and access control hardware (magnetic card reader, pin pad, and electric latch). A primary WAN fibre optic link with sufficient bandwidth and low latency.

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■	A secondary WAN, preferably fibre optic link or 4G/LTE, for when the primary link fails.

■	The above systems are included in the Telecom CAPEX estimate except where otherwise indicated.

18.2.4	Process Gas Supply

The process consumes three industrial gases: nitrogen (N2), oxygen (O2), and natural gas. Their uses and method of delivery to site are described in the following sections.

18.2.4.1	Nitrogen

Nitrogen gas is required in the coating area to maintain inert atmosphere in process equipment such as the coating furnaces to prevent burning graphite at high temperature. High-purity (99.999%) nitrogen gas is a requirement from the coating furnace vendor.

Liquid nitrogen will be delivered to the site and stored in tanks. A vaporizer will convert it to its gaseous phase for use in the coating furnaces.

18.2.4.2	Oxygen

Oxygen is used as an oxidant in the chemical purification process. Similarly to nitrogen, liquid oxygen will be delivered to site and stored in tanks. A vaporizer will convert the oxygen into its gaseous phase for use in the purification process.

18.2.4.3	Natural Gas

Natural gas will be used for the heating network and as standby for the process heating. Natural gas will be provided by natural gas supplier and distributed on the existing PIPB infrastructure.

When the heat recovery is not sufficient, the heating is provided by natural gas condensing boilers in the process services building in area 7000. Natural gas will also be used by the process for the thermal oxidizers and the standby natural gas process boiler.

For the administrative building, laboratories and central maintenance workshop, natural gas will be used in the air handling units.

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18.2.5	Water Treatment Plant

A water treatment plant services the Bécancour Battery Material Plant. The WTP is divided into the following three main systems:

1.	Industrial water treatment: This system will treat industrial water coming from the PIPB distribution network to provide filtered water to the cooling water system, fire protection systems and purification process.

2.	Process water treatment: This system is mainly designed to treat the acid effluents coming from the chemical process of the purification area. Backwash water and brine effluents coming from the other water treatment systems will also be managed and treated by the process water treatment.

3.	Blowdown water treatment: This system aims to treat the cooling water blowdown to meet filtered water quality to allow water recycling on NMG site.

Note that the M/S and coating sectors are dry and do not require water treatment services.

18.2.6	Surface Water Management

NMG’s property is located in an industrial environment with no underground storm sewer system in the area. The Bécancour Battery Material Plant Project includes the construction of buildings, access and circulation roads, as well as an electrical substation. The main underground and surface water network plan was prepared based on the drainage of a non-hazardous site as defined by the municipal, regional and provincial regulations (REAFIE), as the majority of the industrial activities will take place inside the proposed buildings, sheltered from the weather. An isolated area of the site is considered hazardous site, namely the reagents unloading zones. The surface water in these particular areas will be separated from that in the non-hazardous areas. In the event of a spill or a significant rain event, the water treatment plant has been designed with the infrastructure required to store and treat any contact water from the at-risk areas. Water from this area will be managed and treated according to the applicable regulations.

The Bécancour Battery Material Plant Project involves the construction of an underground storm sewer system to drain the entire developed area of the lot. The proposed network is controlled by a dry retention basin located at its downstream end. Eight hydrodynamic separator type pretreatment units are provided upstream of the retention basin. The outlet of the basin is located to the west of the lot in the Gédéon Carignan stream, which passes through the existing ditch on G.A. Boulet Street. To allow the discharge of rainwater from the retention basin toward the Gédéon Carignan stream, a rainwater pumping station is planned.

For the purposes of this Updated FS, it is considered that the area tributary to the proposed storm sewer system is limited to the developed portion of the NMG lot. The total area to be drained is described in Table 18-11.

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Table 18-11: Proposed catchment basin characteristics

Basin	Surface Area (m2)	Slope (m/m)	Impervious Coefficient (developed surfaces)
Catchment Basin	183,400	0.01	98%

Discharge Rate

In accordance with municipal, regional and provincial regulations (REAFIE), the following design criteria were applied:

■	Design rainfall recurrence: 10 years (municipal regulation) and 100 years;

■	The maximum discharge rate: 25 L/s/ha;

Precipitation values come from Environment Canada for the Trois-Rivières station A. For a return period of 25-year or more, to account for the impacts of climate change, rainfall intensities are increased by 23%.

The plant will be drained using 80 catch basins that will be connected to a retention pond measuring 65 m x 70 m x 4.68 m with a capacity of 3,865 m3. This allows for the storage of surplus water and its discharge to the existing ditch according to the permitted flow rates. A rainwater pumping station including two pumps will be installed at the exit of the retention basin and will allow a controlled release rate according to the municipal regulation. An outlet will then direct the water to the existing ditch along the western side of the plant. A different outlet may be required for the area classified as hazardous site. For outlet, bank stabilization and stoning, work is planned on the bank of the Gédéon Carignan stream in accordance with best practices and provincial and federal regulations.

18.2.7	Warehouse and Product Transport

After being sieved, cleaned and homogenized, the AAM materials will be transferred to their respective filling and bagging line. All AAM products will be packaged in bulk bags using a semiautomatic filling and bagging system. To avoid contamination, filling and bagging operations will be performed in clean rooms.

As a shipping precaution, the AAM containing bulk bags will be individually strapped on a plastic pallet and stretch wrapped by a fully automated process. Depending on end-user specifications, some bulk bags will first be placed in a cardboard box before being wrapped. The pallets will be transported using forklifts from the bagging line to the warehouse area. The on-site warehouse has the capacity to store 4 days of production inventory. The pallets will be stacked inside a 5-level high first-in-first-out racking system.

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19.	Market Studies and Contracts

19.1.	Market Studies and Final Product Contracts

19.1.1.	Introduction

This section has been written with information provided by Benchmark Mineral Intelligence (Benchmark Minerals) and other reliable confidential sources. Benchmark Minerals is an independent credible source that compiles international graphite prices and other commercial information for various commercial size fractions and concentrate purities.

Graphite is a form of carbon characterized by its bi-dimensional hexagonal crystalline structure known as graphene, stacked in several thousand layers bound by Van der Walls force. It occurs naturally in metamorphic rocks such as marble, schist, and gneiss, or is obtained synthetically by the calcination of various carbon sources such as petroleum coke. When subjected to extremely high pressure and temperature, the only other existing form of crystalline carbon is generated: diamond, with its three-dimensional structure.

Graphite has unique chemical, electrical, mechanical and thermal properties, such as:

■	High electric conductivity due to the free flow of electrons through the atoms forming the graphene grid;

■	Heat conductivity along the molecular plane, and heat insulation in the thru plane;

■	Low reactivity, due to the high stability of the hexagonal C atom structure, providing very high resistance to oxidation, thermal shock and chemical attacks;

■	High sublimation point (≈4,000°K at 1 atmosphere);

■	Low expansion coefficient;

■	Low friction coefficient as a result of the slipping effect between graphene layers;

■	Low absorption of X-rays.

This set of properties allows graphite to find demand from a very wide array of applications, from pencil leads and refractory bricks to battery anode material.

Graphite is commercially available in various types, depending on the source, particle size and crystallinity:

■	Natural Amorphous 60-85% C(g): Less than 200 mesh in size, low crystallinity;

■	Natural Flake > 75% C(g): From jumbo flakes (+ 50 mesh) to fine flake (- 150 mesh), high crystallinity;

■	Synthetic Flake > 99.55% C(g): Fine particle size (- 150 mesh), very high crystallinity;

■	Vein > 95% C(g): Found in lumps that can be worked into shapes, high crystallinity.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

The Matawinie Mine Project contains natural flake graphite. Table 19-1 shows the different types of natural flake graphite, for both primary and secondary transformation processes along with the typical purity and particle size distribution.

Table 19-1: Different types of natural flake graphite

Type	Feed Material	Typical Purity	Type of Processes	Typical Particle Size Distribution
Flake Graphite	Ore	75% to 98%	Mechanical concentration and flotation	+ 50 mesh to - 100 mesh
High Purity	Flake graphite	99% to 99.9%	Leaching or calcination	+ 50 mesh to - 100 mesh
Micronized	Flake graphite	91% to 98%	Milling	< 100 µm
High Purity Micronized	High purity	99% to 99.9%	Milling	< 100 µm
Spherical	High purity micronized	≥ 99.95%	Shaping	< 30 µm
Expandable	Flake graphite	95% to 98%	Chemical intercalation	> + 80 mesh
High Purity Expandable	High purity	99% to 99.5%	Chemical intercalation	> + 80 mesh
Expanded	High purity expandable	99% to 99.9%	Heat shock and milling	< 100 µm
Foil	Expandable	95% to 99.5%	Heat shock and lamination	Various

Source: Internal Market Data

19.1.2.	Uses and Demand Trends

The most relevant commercial uses of natural flake graphite are listed below:

■	Refractories – Flake graphite;

■	Batteries:

-	Alkaline – High purity micronized, expanded;

-	Lithium-ion – Spherical, uncoated and coated;

-	Lead Acid – High purity;

-	Ni-MH – High purity.

■	Powder Metallurgy – Micronized;

■	Gaskets and Seals – Foil;

■	Thermal Management – Foil;

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

■	Polymers – Flake graphite, micronized, high purity micronized, expanded;

■	Carbon Raiser – Flake/micronized graphite;

■	Friction Materials – Flake graphite, high purity, micronized;

■	Carbon Brushes – High purity, micronized

■	Flame Retardants – Expandable, high purity expandable;

■	Drilling Lubrication – Flake graphite;

■	Seed Lubrication – Flake graphite;

■	Greases and Oils – Flake graphite, micronized;

■	Pencils – Micronized, high purity;

■	Coatings and Paints – Flake graphite, high purity;

■	Hot Metal Forming – High purity;

■	Fuel Cells – Flake graphite, high purity;

■	Nuclear Cores – High purity.

Figure 19-1 shows the natural graphite demand for 2023-2024 per region, while Figure 19-2 shows the natural graphite demand forecast per application.

Figure 19-1: Natural graphite demand per region in tonnes

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Source: Benchmark Minerals Graphite and Anode Market Report November 2024

Figure 19-2: Natural graphite demand forecast per application

Table 19-2 lists the future demand trends by main applications. NMG plans to address these markets to diversify its revenue streams and fully utilize its product portfolio.

Table 19-2: Future demand trends by main applications

Application	Trend	Opportunities	Threats
Li-ion Batteries	High Growth	Advance of EV, PEV, HPEV(1)	New anode technologies
Flame Retardants	High Growth	Stringent construction rules
Polymers – Conductivity / Strength	High Growth	Replacement of metallic parts on automotive	Competing materials
Polymers – Insulation	GDP Growth	Stringent construction rules	EPS cost reduction
Thermal Management	GDP Growth	Growth of electronic market; New applications on construction	Downsizing of electronics
Lead-Acid Batteries	GDP Growth	Replacement of carbon black; Start-stop vehicles	Eventual replacement for Li-ion
Friction	GDP Growth	Growth on automotive and OEM markets	Advance of alternative technologies

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Application	Trend	Opportunities	Threats
Gaskets and Seals	GDP Growth	Growth on automotive and OEM markets
Powder Metallurgy	GDP Growth	Replacement of machined parts on automotive
Carbon Brushes	GDP Growth	Electric motors, automotive
Nuclear Cores	GDP Growth	Replacement of coal thermal generation, advancement of Pebble Bed reactors	Wind and solar power
Fuel Cells	High Growth	Hydrogen vehicles
Refractories	Stable	Rebound on steel demand driven by construction and oil exploration	Improved quality and technology by the brick manufacturers reducing demand per ton of steel; Advance of monolithic
Alkaline Batteries	Stable	Replacement of synthetic graphite at lower cost	Growth of rechargeable batteries
Lubricants	Stable	Organic growth	Talc and other minerals
Foundries	Declining	New alloys	Replacement by polymers, composite materials and powder metallurgy

Source: Internal Market Data

(1)	EV: Electric vehicle; PEV: Plug-in electric vehicle; HPEV: Hybrid plug-in electric vehicle

Natural graphite cannot be directly recycled in virtually all applications due to contamination, wear, and by becoming an intrinsic part of the alloy it composes. However, in the latter case, it undergoes secondary recycling and can be repurposed. This means that even in mature markets, recycling is not a demand-limiting factor for primary natural graphite mining.

Possible future influences on graphite demand from the high growth trending applications are described below.

19.1.2.1.	Lithium-Ion (Li-ion) Batteries

Under the existing technology, graphite is the most suitable material for use in anodes of Li-ion batteries-, and this type of battery is steadily replacing all other types of small rechargeable batteries. The demand of graphite to satisfy the global lithium-ion cell/Gigafactory capacity was 3,812,000 tonnes in 2024 and is projected to increase to 10,701,000 tonnes in 2030 (Figure 19-4). As shown in Figure 19-3, substitution threats to natural and synthetic graphite as the main sources of anode material do exist, however, Benchmark forecast that they will retain ~87% and ~82% of the total market in 2035 and 2040.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Figure 19-3: Anode material demand forecast (anode composition)

Source: BMI - Gigafactory Assessment - February 2025

Figure 19-4: Raw material demand

The development of e-mobility is the primary factor generating demand growth for this type of material. This is made evident through the lithium-ion battery (“LiB”) production capacity pipeline of 9,584.0 GWh (421 plants) by 2030 (Figure 19-4).

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

19.1.2.2.	Flame Retardants

New and more stringent fire prevention rules have been implemented in most of the advanced countries and may be implemented in emerging countries as well. The application of a layer of expandable graphite (large flake natural graphite intercalated with acid molecules) with a bonding agent, around the edges of building doors, is used as a sealing agent triggered by high temperatures. In case of fire, the heat causes the salt particles to decompose and form gases, increasing volumes over 200 times, and thus sealing the gap between the door and the frame, preventing smoke from the fire to propagate through the building.

Expandable graphite is also used as additives to rubber and foam, causing these materials to improve their fire-retardant properties.

This application requires mainly large graphite flakes (> 80 mesh), which has demonstrated to be present and retrieved from NMG’s West Zone Deposit.

19.1.2.3.	Thermal Management

The introduction of flat screens for electronic appliances created the need to evenly dissipate the heat generated by electronic components. The screens are sensitive to heat, and eventual hot spots behind them in the electronic components cause dark spots on the screen. In case of very thin appliances, high purity graphite foils are required since they allow lamination to lower thickness.

Other applications for the heat dissipating foils, mainly in construction, are under development, and can boost demand in the near future.

With the roll-out of the 5G communication technology, the jumbo and large graphite flake demand for heat dissipation foils is expected to grow significantly above GDP growth.

19.1.3.	Producers

As shown on Figure 19-5, China is the largest and dominant producer of natural graphite (73%), followed by Brazil (8%), Mozambique (7%) and Tanzania (4%).

Besides being the largest producer, China also has reserves for future exploration. Such dominance is well observed in the market, as Chinese price fluctuations affect the global market. The Chinese government, as in any relevant economic activity, steers the strategy to ensure alignment to the country’s long-term projection. China has also built a very strong manufacturing ecosystem for graphite transformation.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

For example, China introduced a 20% export duty on raw natural graphite in 2010, in order to force replacement of low value-added exports by use of this material for higher value-added applications within China, anticipating the then emerging demand for lithium-ion batteries. In parallel, new restrictive environmental regulatory measures were implemented in China, forcing the older and more outdated producers to either go out of business or to consolidate with larger producers, which initially caused a reduction in total production of around 30%. Consequently, many graphite exploration projects were initiated or resumed worldwide.

More recent geopolitical events such as the disputes between the United States (“U.S.”) and China and the Russian-Ukrainian conflict made the battery makers and EV producers realize the importance to secure supply of critical materials locally to de-risk their supply chain. In addition, the latest ESG trends and regulations have been steering the European and North American battery / EV manufacturers to source from local suppliers, which offers more sustainable practices (i.e., low CO2 footprint).

Source: Benchmark Minerals Graphite and Anode Market Report August 2024

Figure 19-5: 2024 and future natural flake graphite operating per country

19.1.4.	Value-Added Processing

NMG aims at mastering a number of value-added processes to offer a variety of value-added natural graphite products, which will position NMG as a rare integrated Western world, geopolitically stable supplier for numerous natural graphite markets.

19.1.4.1.	Shaping, Purification and Coating (Lithium-ion Battery Market)

The key steps for value-added processing of flake graphite concentrate to AAM are shaping, purification and coating.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Currently, most of the production of spherical graphite is made in China. The shaping process consists of consecutive milling steps, which is an energy-intensive process. In the case of natural graphite, the shaping can be performed before or after purification. The graphite by-products generated during spheronization can also be considered as a revenue source. Purification is usually carried out by chemical leaching using hydrofluoric acid. The coating process is carried out in several stages starting with the micronization of solid petroleum or coal pitch, which will then be mixed with the spheronized graphite in a certain dosage. This uniform mixture is then heated in successive stages inside a roller furnace or a high temperature reactor for the pyrolysis of the pitch on the surface of the graphite, which is then calcined to obtain an amorphous carbon on the surface. Deagglomeration and sieving steps are then carried out to obtain the particle sizing required by the various customers.

19.1.4.2.	Purification

Using the same purification method as described in Section 19.1.4.1 above, other more profitable value-added markets can be served. Purified large natural graphite flakes serve the high-end foil and refractory applications. Purified fines are used in pencils and carbon brushes. Other markets, such as fuel cells, require high purity jumbo flakes as well.

19.1.4.3.	Micronization

Non-purified materials from this value-added processing serve different end markets such as powder metallurgy and polymers. Purified materials serve mainly the traditional alkaline battery market.

19.1.5.	Price Forecast

This pricing section represents NMG’s main markets, mainly in North America, into which it intends to sell its product portfolio. Price forecasts made by Benchmark Minerals and confirmed by other reliable confidential source consider assumptions that values NMG’s advantages; optimal logistic cost (direct and indirect), low geopolitical risks, net zero carbon footprint, no U.S. import tariffs, etc.

Before getting into the pricing of the different products, each of the main streams are quantified in Figure 19-6. Of the total nominal output of 105,882 tpy of flakes concentrate from the Matawinie Mine production, 89 ktpy will be used by the Bécancour Battery Material Plant to produce AAM for Panasonic Energy Co., Ltd., a wholly owned subsidiary of Panasonic Holdings Corporation, and General Motors Holdings LLC, a wholly owned subsidiary of General Motors Co., as well as other customer(s).

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In the process of manufacturing AAM, by-products of micronized graphite will be created (43,334 tpy). This material will be sold to the steel industry.

The balance of flakes will be sold via NMG’s sales force and external traders to other applications than lithium-ion batteries. The flexibility to redirect more or less flakes will be leveraged by market opportunities.

1.	Matawinie Mine: The 105,882 tpy flake concentrate production is based on nominal output.

2.	Bécancour Battery Plant: Volumes reflect steady-state production, excluding the initial ramp-up period, and are based on normalized operations.

Figure 19-6: NMG marketing strategy summary

19.1.5.1.	Active Anode Materials (Lithium-ion Battery)

Table 19-3 presents NMG’s forecast of natural graphite AAM prices for the LOM for the high-range of lithium-ion batteries (real USD/t).

Table 19-3: AAM (LiB) price forecasted in North America

AAM Volume and Pricing
Product	Unit	AAM
Volume(1)	tpy	44,100
Price(2)	USD/t	9,346 (Y1 to Y7) 10,402 (Y8 to Y25) 10,106 (LOM average)

Notes:

Combination of market consultants – August 2024.

(1)	Volumes reflect steady-state production, exclude the initial ramp-up period, and are based on normalized operations.

(2)	Averaged Price.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

AAM China and North American index reference prices are presented in Figure 19-7.

Sources: A combination of BMI and confidential source indexes

Figure 19-7: AAM China and North American index reference prices (USD/t)

Market studies suggest that natural graphite anode material prices in North America and Europe will likely increase. The main reasons are the strong need from the North American and European EV manufacturers to secure local supply chains to minimize geopolitical risks. In addition, North American customers are exposed to a 25% import tariff on anode material coming from China starting 2026 and to traceability requirements as of 2027. Since the vast majority of the natural graphite suppliers are based in China, logistic costs are also increasing prices versus North American suppliers. Finally, on top of the natural graphite anode materials global shortage expected by 2025 (BMI, Q3-2024), indicating most of this shortage will be felt primarily in Europe and North America since these regions do not have enough graphite mines and processing plants to meet the anode material demand.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

19.1.5.2.	Flakes

The Tony Block’s West Zone graphite concentrate value was calculated based on the weighted average of each size fraction and purity obtained during the metallurgical testing presented in Table 19-4 (volume %).

NMG’s actual weighted graphite value is established at 1,334$/t for the LOM total production volume at the mine. The basket value was calculated using the base case prices provided by Benchmark Minerals as of August 2024 for Matawinie flake size distribution, including +50 mesh, +80 mesh, +150 mesh and -150 mesh at a purity of >97% C(t).

Due to its strategic location close to two seaports (approximately 160 km to Montréal and Trois-Rivières by paved roads) and proximity to North American end users (mostly based in the Great Lakes area), customers will benefit of low logistic cost to their manufacturing facilities.

Table 19-4 presents graphite concentrate prices in USD for various size fractions. Based on mixed sales into flake markets, NMG is expected to reach a weighted average price of 1,469$/t for the 14,720 tpy sold externally as sales of higher priced larger flakes will be prioritized.

Table 19-4: Weighted average flake prices forecasted in North America

	Mine Flake Production and Sales Overview
Product	Unit	+50 Mesh	+80 Mesh	+150 Mesh	-150 Mesh
Mine Flake Size Distribution	%	12	30	28	30
Mine Flakes Output(1)	tpy	12,706	31,765	29,647	31,765
Expected Sales Volume(2)	tpy	5,506	9,214	0	0
Price(3)	USD/t	1,626	1,383	1,281	1,220

Notes:

1.	Mine flakes output based on a nominal production rate of 105,882 tpy.

2.	Sales volumes reflect steady-state production, exclude the initial ramp-up period, and are based on normalized operations.

3.	Benchmark Minerals – Natural Graphite Market Study – August 2024.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

19.1.5.3.	Micronized By-products

Table 19-5 shows typical applications that use micronized graphite particles. Some of these applications require a high level of purity above 99% C(t). These typical specifications of natural graphite for Carburizer application could be a market for the unpurified very fine particles (agglomerated).

Table 19-5: Micronized graphite markets

Applications	Known Specifications	Market Prices known (USD/t)
Powder Metallurgy	5 µm to 9 µm >95% purity 15 µm to 44 µm >96% purity	Average pricing 350-500 Average pricing 1,500-2,500
Refractory	Max 5-10% of <10 µm fines can be used in the recipe	Average pricing 350-500

Source: BMI, Confidential report - NMG graphite pricing outlook - August 2024 and confidential market study

Localization of NMG’s plant close to North America metallurgical production is an advantage because the fine and ultra-fine particles have a very low density, which would make logistic cost of such products over long distances not commercially advantageous. Based on the carburizer’s market, NMG can achieve a value of 400$/t. Based on a confidential reliable source, prices in those markets fluctuate between 350$/t and 500$/t.

Based on mixed sales into carburizer and other micronized graphite markets, NMG projects a selling price of 400$/t. (Table 19-6).

Table 19-6: Expected average micronized by-product volume and selling price

Micronized By-products Volume and Pricing
Product	Unit	<9µm
Volume(1)	tpy	43,334
Price	USD/t	400

Notes:

Confidential report - NMG graphite pricing outlook - August 2024.

(1)	Volumes reflect steady-state production, exclude the initial ramp-up period, and are based on normalized operations.

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19.1.6.	Geopolitical Environment

As it can be witnessed in 2024, several announcements made by various countries are leading to further uncertainties regarding the ability to import and/or export graphite (i.e. China’s announcement in December 2023 to require an export license for Chinese graphite manufacturers, or an Inflation Reduction Act requirement to limit/ban graphite coming from Foreign Entity of Concern (“FEOC”), or U.S. imposed tariffs for specific Harmonized System (“HS”) codes related to graphite (25%), etc.), and has created an environment that makes Chinese graphite supply chain riskier than ever before. In addition to this, some African jurisdictions are currently facing regional instability due to local population retaliation or para-military group trying to control public and private assets. Consequently, this is adding pressure on alternative graphite sources, which increases risks to secure raw materials for the graphite supply chain. That being said, it is obvious that this will impact commercial terms for graphite contracts, which it is believed will create opportunities for those who are less affected by these geopolitical events. These risks were not considered in this report but these will likely benefit NMG’s commercial terms in the future.

19.1.7.	Active Anode Materials’ Contracts

In February 2024, NMG entered into offtakes agreements with both Panasonic Energy and General Motors for 18,000 tonnes each of natural graphite anode materials for 7-year and 6-year terms respectively from the commencement of production, with option to extend. The agreements are based on price formulas linked to future prevailing market prices as well as a mechanism to establish pricing mechanism to satisfy project financing ratios. These offtake agreements contain conditions precedent, which require NMG to have made a positive Final Investment Decision (“FID”) with respect to the Projects and entered into certain other project-related agreements by certain fixed dates, failing which Panasonic Energy and General Motors may terminate their agreements with NMG. While those dates have been exceeded, NMG, and Panasonic and General Motors are working collaboratively towards FID and are in discussions to update the project timeline, including on the satisfaction of these conditions precedent to their respective offtake agreement. The offtake agreements are also contingent on finalizing the product qualification process and commercial plant validation upon commissioning.

NMG is finalizing distribution/agency agreements for selected markets in addition to NMG’s sales team.

NMG, due to its commercial workforce, aims at selling a significant amount of its capacity directly to end-users.

NMG has already qualified many of its finished products, including large and jumbo flakes, and LiB products, at several different customers. Commercial discussions are ongoing regarding volume allocation when NMG will enter commercial operation.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

19.1.8.	Conclusion

In conclusion, NMG will be selling three main product categories.

1.	Flakes graphite for specialty market.

2.	AAM for the Li-ion batteries market.

3.	Micronized by-products.

Flake Graphite

NMG is building on a previously signed joint marketing agreement with Traxys in 2019 to market, for NMG graphite flake and micronized by-products. Currently, NMG is updating its commercial strategy to adapt its partnerships with the current market conditions and NMG’s supply ability. Different options are envisioned, however, NMG is targeting to sell about 14,720 ktpy of flakes to the specialty market at the highest possible margins.

For flake graphite, the price was determined based on market forecast and the weighted average product mix (basket) of NMG graphite. Table 19-7 provides the average pricing

Active Anode Materials (Lithium-ion Battery)

Unprecedented growth in electric vehicle adoption and production is driving demand for lithium-ion batteries globally. Graphite mines exist across the globe, but 95% of their production is processed in China to process into battery anode materials; therefore, global battery and EV manufacturers seek alternative, sustainable sources of supply. The E.U., U.S., Canada, Japan, Australia and India have declared graphite a critical mineral and NMG is strategically located for the North American and European markets. In addition, new restrictions were announced on Chinese graphite exports. Currently, battery/EV manufacturers are pressed to secure volumes and commercial agreements with non-Chinese graphite suppliers. U.S. also targets China as a “foreign entity of concern”.

While NMG has secured Panasonic Energy and General Motors as strategic investors and long-term anchor customers for the items listed below, certain outstanding conditions precedent, including an updated project timeline, need to be agreed upon by NMG and its anchor customers to secure the purchase obligations under the offtake agreements and the related additional funding obligations.

■	Multiyear offtake agreements for 18 ktpy each of AAM;

■	Aggregate $50M Tranche 1 Investment;

■	Commitment toward future construction funding of $275M subject to FID;

■	NMG is one step closer to becoming North America’s first and largest fully integrated natural graphite producer.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Pricing was determined based on a hybrid cost-plus and market component formula, with average pricing shown on Table 19-7.

Micronized By-products

Producing AAM comes at a certain production yield and there will be graphite fine particles produced. The short-term plan is that most of it will be sold as recarburized in the steel market. Based on market applications forecast, a price of 400$/t was used as shown in Table 19-7.

Table 19-7: Summary price forecast

Product	Volume (tpy)(1)	Price (USD/t)(2)
Matawinie Mine Flakes	14,720	1,469
Active Anode Materials (AAM)	44,100	9,346 (Y1 to Y7) 10,402 (Y8 to Y25) 10,106 (Y1 to Y25 average)
Micronized By-products	43,334	400

Notes:

(1)	Volumes reflect steady-state production, exclude the initial ramp-up period, and are based on normalized operations.

(2)	Averaged Price.

19.2.	Matawinie Mine Project Contracts

In the development of the Matawinie Mine Project, several important milestones have been reached including securing an energy block for the mine and concentrator from Hydro-Québec with engineering of the electrical line underway, permits to start construction have been granted, and the access road to the Matawinie site has been built. Additionally, the Basic and Detailed Engineering advancement is currently estimated at 70% completion. ABB has been awarded the long lead items for the electrical substation (transformer and switchgear). The main contracts remaining to be awarded pre-FID to maintain the Matawinie Mine Project’s critical path are summarized below:

■	Long lead mineral processing equipment (mills and filter presses);

■	Construction management contract;

■	Civil construction tenders.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

19.3.	Bécancour Battery Material Plant Project Contracts

While no material contracts have been granted or are under negotiation for site preparation, building and operating the Bécancour Battery Material Plant, a major milestone was reached with Hydro-Québec granting NMG’s energy block for the Bécancour site. The main contracts to continue the Bécancour Battery Material Plant Project advancement as per the project schedule are summarized in Table 19-8.

Table 19-8: Main contracts to advance the Bécancour Battery Material Plant Project

Contract Scope	Status
Detailed Engineering	Contract negotiation ongoing
Construction Management	Contract negotiation ongoing
Engineering Process Expert	Contract negotiation ongoing
Pneumatic Conveying, Silos, Mixing, Finishing & Bagging	Finalize bid clarification
Micronization/spheronization Equipment	Finalize bid clarification
Coating Kilns and Saggar Handling Systems	Finalize bid clarification
Electrical Sub-station	Bid package in preparation
Water Treatment	Bid package in preparation

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20.	Environmental Studies, Permitting, and Social or Community Impact

The Matawinie Mine Project proceeded through the Environmental and Social Impact Assessment process as required by subsection 4 of Division II of Chapter IV of Title I of the Environment Quality Act (CQLR, chapter Q-2, LQE). The Project resulted in the adoption of a ministerial Decree authorizing the Matawinie Mine Project on January 20, 2021, on the territory of the municipality of Saint-Michel-des-Saints (Décret 47-2021, Gazette officielle du Québec, 10 février 2021, 153e Year, no6). Under section 22 of the EQA, several requests for authorization are required following the different stages of the design, construction and operation activities.

For the future Phase 2 Bécancour Battery Material Plant, NMG completed an environmental baseline study on NMG’s Lot # 3 294 065 of the cadaster of the province of Québec, where its Battery Material Plant is proposed to be built. The approximately 200,000-m2 lot is located within the Bécancour Industrial Park and Port (Parc industriel et portuaire de Bécancour (“PIPB”)). The Phase 2 Bécancour Battery Material Plant is designed under the trigger to be subject to ESIA according to Appendix I definition of RÉEIE, RLRQ1, Chapter Q-2, r.23.1. The Bécancour Battery Material Plant Project is under section 22 of the EQA. Several requests for authorization are required following the different stages of the design, construction and operation activities.

20.1	Mining Property and Matawinie Plant and Concentrator

Active stakeholder engagement and an Environmental and Social Impact Assessment were conducted for the Matawinie Mine, underpinned by sustainable development principles.

Several environmental studies have been completed since 2015. Fieldwork to describe the receiving environment started in June 2016. The following sections summarize and update the environmental baseline described in section 20.2 of DRA (2018) and section 20.1 of Allaire et al. (2022).

Monitoring of all environmental aspects will be executed by NMG’s environmental team and by other project partners. During construction activities, a representative of the environment team participates in worksite coordination meetings and ensures daily implementation of the environmental program and surveys.

Charts of responsibilities are defined in the environmental monitoring and surveillance program to ensure that NMG commitments set out in the authorizations, including standards, specific mitigation measures and requirements of relevant laws and regulations are adhered to.

1 RLRQ: Recueil des lois et des règlements du Québec

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20.1.1	Physical Environment Baseline Studies

20.1.1.1	Air Quality

The initial air quality was assessed based on regional air quality data from Québec’s monitoring network and on regional air emission sources (SNC-Lavalin, 2017a). The initial air quality of the Matawinie Mine Project site is qualified as good. Air emission modelling was performed in accordance with the Ministère de l'Environnement et de la Lutte contre les changements climatiques (“MELCC”) guidelines in the ESIA process.

The modelling territory is centered on the proposed mine facilities and covers 400 km2. Contaminant concentrations were modelled at the location of 1,850 receptors, some of which represent schools, daycare centres or seniors' residences and at places of prolonged presence such as camps, cabins and residences or frequented locations by individuals. To consider activities during the 25 years of life of mine, which would gradually approach the receptors with the pit footprint and mine operations, three scenarios corresponding to Years 3, 15 and 20 were modelled. The most favourable dispersal conditions are used as an assumption in the modelling. Furthermore, in accordance with the MELCC requirements aimed at modelling the worst possible case, the presence of forest cover on the edge of the mine site has not been considered and it has been assumed that there will be no precipitation, which would have the effect of reducing airborne particles.

Air contaminant emissions during operations will mainly come from drilling, blasting, material transportation, vehicle traffic, ore management, overburden and ore stockpiles, tailings and waste rock, and the concentrator. To mitigate them, NMG has developed the following specific measures:

■	Change of the crusher model to retain a fixed model located in a partially enclosed building with a dust collector;

■	Commitment to verify the proper functioning of dust collectors and that their performance is maintained over time;

■	Regular roadway maintenance to reduce the silt content on the road surface;

■	Reduction in the generation of dust on mining roads by regular sprinkling with water or by applying a dust suppressant authorized by the MELCC. This measure would reduce dust emissions by 75% in summer;

■	Hydroseeding of the inactive sections of the co-disposition piles before the final restoration to avoid wind erosion and the generation and dispersion of dust;

■	Selection of road covering materials with low crystalline silica content or use of materials emitting low quantities of respirable crystalline silica.

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According to the modelling, the emissions of atmospheric contaminants of particulate matter, metals and combustion gases generated by the Project will respect the standards of the Règlement sur l'assainissement de l'atmosphère (“RAA”) (Clean Air Regulation) and the criteria of the MELCC for all sensitive receptors located on the periphery of the mine. However, there is still an uncertainty about the proportion of crystalline silica in the particles for the different emission sources.

According to the environmental analysis, uncertainties persist as to the concentrations of crystalline silicas that would be in the air during mining. In the analysis leading to the Decree 47-2021, the MELCC considers that commitments made by NMG regarding the validation of the hypotheses used to carry out the modelling of the atmospheric dispersion of contaminants and the implementation of additional mitigation measures to reduce emissions, if necessary, will contribute to meeting the criteria for crystalline silica during mining. Monitoring results from dust collectors as well as appropriated mitigation measures will be integrated in the mine operations and an update of dust modelling. This will ensure the protection of the environment and the health and quality of life of residents and users of the territory.

As per Condition 2 of the Decree, a maximum of ore and waste rocks extraction are fixed based on a degree of uncertainty regarding the proportion of crystalline silica in the dust from different sources of emission. In its answer to question QCAE-24 of May 1, 2020 (SNC-Lavalin, 2020a), NMG presented crystalline silica contents for different particle sizes of dust, measured on the Canadian Malartic mine site in Malartic, Québec. The MELCC indicated that the assumptions concerning the ratios and crystalline silica contents that NMG used to establish the emission rates presented in its modelling must be reviewed and adapted to the Phase 2 Matawinie Mine project using more representative geological material. In March 2022, NMG committed to submit a new version of the airborne contaminant distribution modelling considering the updated information on crystalline silica with the aim of modifying Condition 2 of the ministerial Decree. In February 2024, NMG sent updated information with crystalline silica contents of geological material from Matawinie with a request for decree modification regarding Condition 2. Therefore, as requested by the MELCCFP, the modelling has been updated with data from the site and the monitoring program includes on-site follow-up during mine operation to ensure that dust emissions meet all criteria. The request is accompanied by a dust management plan to ensure compliance with the criteria in terms of crystalline silica. The geological materials used for the Matawinie mining operations, including surficial road material, will be characterized as the construction and mining plan progresses. The monitoring program will be reviewed accordingly.

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20.1.1.2	Soil Characterization

According to field observations and the results obtained from analyses and tests carried out in 2016, 2017 and 2019, the main conclusions of the studies are:

■	The stratigraphy encountered in most exploration trenches and manual boreholes corresponds to a thin layer of organic soil on the surface covering a layer of compact to loose silty sand or gravelly sand;

■	Except for a sulphur concentration that is within the A-B range, all the calculated vibrissae values in samples from the organic layer are below criterion "A" (MELCC, 2021);

■	All whisker values calculated in the silty sand layer are lower than the criterion "A";

■	Except for a hexavalent chromium (Cr VI) concentration that is within the A-B range, all whisker values calculated in the samples from the layer of gravelly sand are below the "A" criterion.

The higher whisker values presented in the characterization (SNC-Lavalin, 2019) should be representative of the initial state of the soil before the implementation of the mining project. Thus, during the eventual cessation of mining activities, the vibrissae values obtained within the framework of this Study could be used as a point of comparison to interpret the results of analyses that will be obtained.

20.1.1.3	Surface Water and Sediment

Surface water and sediment quality was assessed from samples collected between 2016 and 2018 from ten lakes and six streams for the baseline environmental studies that were conducted for the ESIA.

In the ESIA baseline (2017–2019), the surface water quality of these water bodies is generally categorized as good, but some exceedances of the criterion for the protection of aquatic life for chronic toxicity of the MELCC have been observed for iron, aluminum, and lead. The alkalinity of the waters can be described as low, and they are, therefore, sensitive to acidification. Fecal coliforms were detected, mainly in the Matawin River and the ruisseau à l'Eau Morte. Sediment quality is good. Nevertheless, exceedances of the criteria for assessing sediment quality in Québec (Environnement Canada & MDDEP, 2007). have been observed. Exceedances of the concentration of occasional effects concern cadmium, lead and zinc at one of the stations at lac aux Pierres, as well as lead at lac England.

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Following the Decree (47-2021) and to have a database over several years before the start of operations, NMG has continued environmental monitoring of the groundwater and surface water quality of the Matawinie site with the firm Richelieu Hydrogéologie (Section 20.1.1.6). The environmental monitoring carried out in 2024 (ABFR, 2024) made it possible to determine the water quality for each water bodies and watercourses. These results also made it possible to continue the comparative analysis of the chosen parameters over time. The main findings of the 2024 water quality monitoring are:

■	In light of the 2024 results, the trophic level of Petit Lac aux Pierres seems to correspond more to an oligo-mesotrophic lake.

■	Lac Taureau, Petit Lac aux Pierres, and the Rivière Matawin are in good health and should be preserved.

■	The stability of the chosen parameters has been maintained since 2017 for Lac Taureau and the Rivière Matawin. The stability of the chosen parameters has been maintained since 2022 for Petit Lac aux Pierres.

■	The pH of Lac aux Pierres is constant compared to the values recorded in 2022. A significant increase in chlorophyll concentrations has been recorded since 2022. The phosphorus level in 2024 is within the reference values of the MELCC and is stable compared to the previous year. It remains important to continue monitoring this lake in the coming years.

■	Although the current health of Lac Trèfle is excellent, the degradation of the values of all the chosen parameters and its tendency towards acidification should be monitored.

■	The number of fecal coliforms observed remained within the standards established by the MELCC during the 2024 monitoring.

■	At the effluent site of the exploitation zone (mine site), all results comply with the standards.

Following the monitoring of metals recommended during the last monitoring, monitoring of the concentrations of arsenic, copper, iron, nickel, lead, and zinc began in 2023 across all the aquatic environments under study. All surface metal concentrations comply with the surface water quality standards of the MELCCFP except for iron in Lac Taureau and Rivière Matawin. This parameter should be monitored in future campaigns, but according to the MDDELCC (ABFR, 2024)), some high-quality surface waters may have naturally higher concentrations.

20.1.1.4	Geochemistry

The following soil and rock materials will be disturbed by mining activities (SNC-Lavalin, 2017b): overburden; waste rock that is predominated by mixed forms of paragneiss and followed by smaller amounts of charnockite, biotite paragneiss, meta-gabbro and graphitic paragneiss. Processing of the graphitic ore will produce both a sulphurized and a de-sulphurized tailings stream.

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Representative samples of overburden, waste rock and tailings materials were subject to the following geochemical tests (SNC-Lavalin 2017b, 2019): mineralogy (XRD and QEMSCAN); ABA (Mining Environment Neutral Drainage Program [MEND] 2009); elemental analysis (Centre d'expertise en analyse environnementale du Québec [CEAEQ] 2012); and TCLP, SPLP and CTEU-9 static leachate tests (CEAEQ, 2012).

In relation to waste rock and overburden, ABA data suggests that up to 81% of waste rock will be PAG and includes graphitic paragneiss and mixed paragneiss. The non-PAG materials appear to be the overburden, charnockite, meta-gabbro and biotite paragneiss waste rock. No waste rock type or overburden is considered “high risk” according to Directive 019 criteria for TCLP leachable metals (MDDEP, 2012). The graphitic paragneiss waste rock showed a leaching potential for zinc and a lower leaching potential for copper and cadmium. Kinetic test on waste rocks using humid cells showed exceeding of criteria résurgences des eaux souterraines dans les eaux de surface (resurgence of groundwater in surface water (“RES”)) and Directive 019 criteria for iron, nickel and zinc in late rinse (55 to 65 weeks). The kinetic column test done on the same kind of waste rock also showed exceeding of RES and Directive 019 criteria for iron, nickel, cadmium, manganese and zinc. Every single lithology showed at least one exceeding of criteria at one time during these column tests.

In relation to tailings, according to SNC (2019) ABA and mineralogical data sets suggest the sulphurized tailings will be PAG and the de-sulphurized tailings will be non-PAG (named NAG by SNC, 2019). The PAG tailings showed a leaching potential for cadmium and nickel. The NAG tailings did not show any leaching potential. Neither the sulphurized tailings nor the de-sulphurized tailings can be considered “high risk” according to Directive 019 criteria for TCLP leachable metals (MDDEP, 2012). The acronyms NAG and PAG need interpretation, as it is not the sulphide level that determines whether ARD will eventually appear, but whether effective neutralization potential (“ENP”) is present in much greater amounts than the sulphide. For the next phase of operation of the CDF, the classification of tailings is under review and will use the ratio of ENP; the PAG will be classified with Price (2009) categories as Net Acid Generating – for any sulphide level and based on Effective NP (typically less than measured NP), NPR < 2.0 (with 2.0 being the interim criterion for the Matawinie Mine Project at this time) and the NAG will be classified Net Acid Neutralizing - for any sulphide level and based on Effective NP (typically less than measured NP), NPR > 2.0 (with 2.0 being the interim criterion at this time).

PAG tailings overall results show the following: 1) Significant sulphide content pyrrhotite predominant and only minor fractions of net-neutralizing reactive carbonate minerals; 2) Rapid sulphide oxidation kinetics; and 3) Mine waste drainage water quality over the short to longer term may have elevated loadings of the following range of contaminants of concern in relation to potential impacts to effluent discharge or groundwater that may be received by a surface water body: acidity, copper, iron, manganese, nickel, lead, zinc and mercury. These identified contaminants of concern are a conservative guide and do not consider any field specific conditions.

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NAG tailings overall results show the following: 1) Low sulphide content with moderate fractions of net-neutralizing reactive carbonate minerals; 2) Negligible to very low amounts of acidity generated over the long term; and 3) Mine waste drainage over the short to longer term to be confirmed. Mine waste drainage water quality over the short to longer term is likely to have a range of contaminants of concern, specifically slightly elevated concentrations of the following: iron, copper, and zinc from the column tests only. These identified contaminants of concern are a conservative guide and do not consider any field specific conditions or engineering criterion as the NMG co-disposal designed to prevent acid drainage and metals leaching.

Large-scale field testing of tailings management design (co-disposal) results are summarized in Section 20.1.3.3.

20.1.1.5	Hydrology

Several watercourses drain the northern part of the Lanaudière region, including the rivière Matawin, which drains almost the entire territory of Saint-Michel-des-Saints (SNC-Lavalin, 2018a). The water of the area is drained into the reservoir Taureau, less than 10 km northeast of the study area. Ultimately, rivière Matawin ends in rivière Saint-Maurice, a major sub-watershed of the St. Lawrence River.

The drainage system is well developed in the study area with several water bodies and streams. Several large lakes are present near the study area: lac England (135 ha), lac du Trèfle (203 ha), lac Kaïagamac (195 ha), lac Saint-Servais (198 ha), and lac Sawin (324 ha).

The mineralized zone of the Phase 2 Matawinie Mine project is located on a high point, at the head of three small watercourses. Two of these watercourses flow to the northwest and eventually empty into the rivière Matawin. The third watercourse is connected to the lac aux Pierres and flows south into the ruisseau à l’Eau Morte, which is a tributary of the rivière Matawin. The ruisseau à l’Eau Morte watershed has an area of 85 km2. This watercourse will receive the effluent of the Phase 2 Matawinie Mine Project’s treated water plant. The water quality and sediments have been characterized in 2017 and 2018. The environmental objective for the effluent in this watercourse that have been obtained by the MELCC in 2020 and presented below (Table 20-1).

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Table 20-1: Environmental discharge objectives (“EDOs”) for the final effluent (Qe = 3,204 m3/d)

(November 12, 2020)

Contaminant	Utilization	Criterion (mg/L)	Upstream Concentration (mg/L)	Effluent Permitted Concentration (mg/L)	Permissible Effluent Load (kg/d)	Period

Conventional
Suspended Matters	CVAC	5,8	0,8	Directive 019		Year
Metals and metalloids
Aluminum	CVAC	0,43	0,05	1,36	4,4	Year
Silver	CVAC	0,0001	0,000002	0,00034	0,00109	Year
Arsenic	CPC(O)	0,021	0,0001	0,074	0,24	Year
Barium	CVAC	0,046	0,0076	0,140	0,45	Year
Beryllium	CVAC	0,000011	0,000005	0,000027	0,000085	Year
Cadmium	CVAC	0,000056	0,000003	0,000187	0,00060	Year
Chromium	CVAC	0,011	0,00009	0,038	0,121	Year
Cobalt	CVAC	0,1	0,000065	0,35	1,11	Year
Copper	CVAC	0,0015	0,00028	0,0046	0,0147	Year
Iron	CVAC	1,3	0,09	4,3	13,7	Year
Manganese	CVAC	0,30	0,013	1,00	3,2	Year
Mercury	CFTP	0,0000013	0	0,0000013	0,0000042	Year
Nickel	CVAC	0,0087	0,00027	0,029	0,094	Year
Lead	CVAC	0,00021	0,000035	0,00065	0,0021	Year
Zinc	CVAC	0,020	0,00097	0,066	0,21	Year
Other Parameters
Ammonia Nitrogen (winter) (mg/l-N)	CVAC	1,9	0,01	6,6	21,0	Jun. 1 to Nov. 30
Ammonia Nitrogen (summer) (mg/l-N)	CVAC	1,2	0,01	4,2	13,5	Dec. 1 to May 31
Diesel	CVAC	0,2	0	0,70	2,6	Year
Fluorides	CVAC	0,2	0,03	0,62	2,0	Year
Nitrates (mg/l-N)	CVAC	3	0,01	10,3	33	Year
Nitrites (mg/l-N)	CVAC	0,02	0	0,069	0,22	Year
pH				6,0 to 9,5		Year
Toxicity Tests
Acute Toxicity	VAFe	1,0 UTa		1,0 UTa		Year
Chronic Toxicity	CVAC	1,0 UTc		3,5 UTc		Year
Monitoring
Conductivity				Quality monitoring		Year
Hardness				Quality monitoring		Year
Total Phosphorus (mg/L-P)				Quality monitoring		Year
Total Dissolved Solids				Quality monitoring		Year

CPC(O): Criterion for preventing contamination of aquatic organisms

CFTP: Piscivorous terrestrial fauna criterion

VAFe: Final acute effluent value

CVAC: Criterion of chronic aquatic life

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The comparison between the EDOs and the measured (or expected) concentrations in the effluent must be made according to the terms of the addendum from the MDDELCC (2017) of the MDDEP (2008) guidelines document.

Following the Decree (47-2021), NMG carried out hydrological monitoring of the watercourses impacted by the Matawinie Plant Project for:

■	Permanent, real-time monitoring of the flow of tributary CE12 (Eau Morte stream);

■	The levels and flow of watercourses where a lowering of the water level or a reduction in flow is possible in the southern sub-watershed (“SBV”) (Lac aux Pierres and its outlet and CE36);

■	Periodic monitoring of rivers and water bodies affected by the drawdown of the water table (CE35 in the southern SBV, CE05 in the northwest SBV and CE20 in the northern SBV) to establish a hydrological reference state and characterize the extent and evolution of anticipated changes in the water regime.

The Eau Morte stream (CE12) has been monitored since summer 2020. In 2021, permanent water gauges were installed on four other streams for hydrological monitoring. The flow and water height data acquired in the field enabled the drafting of a flow monitoring program in 2023.

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20.1.1.6	Groundwater

The groundwater quality of the future mine site and neighbouring areas was determined to establish the baseline conditions that prevail before the future mine’s activities (SNC-Lavalin, 2017c). For the ESIA baselines studies (2017–2019) groundwater samples were collected in six exploratory boreholes, 15 private wells and two surface water sources, and then analyzed by a certified laboratory. The findings were as follows:

■	Groundwater in the area is described as fresh water given its low dissolved solids (“D.S”) concentration, which varied between 38 mg/L and 240 mg/L.

■	The geochemical signature of groundwater in the area is characterized by the presence of water essentially of the calcium (“Ca”) and carbonate (“HCO3”) type. More specifically, groundwater in private wells located in surface deposits has a geochemical signature rich in Ca and HCO3, whereas the groundwater in wells located in the rock has a more variable signature with magnesium (“Mg”) or sulphate (“SO4”) proportions.

■	The concentrations of the parameters analyzed (inorganic, phenols, hydrocarbons [PAH and C10-C50]) meet the provincial criteria for drinking water and/or seepage into surface water (MELCC, 2021). Only point concentrations for manganese and iron were observed exceeding the threshold values. It should be mentioned, however, that both iron and manganese are aesthetic criteria for drinking water, as recommended by Health Canada.

■	Atypic bacteria concentrations exceed the drinking water criterion (200 CFU/100 ml) in three private wells and two water sources sampled. One of the water sources has E. coli concentrations.

■	Few other dissolved metals (Cu, As, and Al) exceeded the seepage into surface water criteria locally in two to three wells.

To have a database over several years before the start of operations, the entire area of the future Matawinie Mine has been sampled on a frequency of twice a year since 2019. This data is collected upstream and downstream of future high-risk infrastructures. They also follow various wetlands and watercourses present on and around the future mining site. In addition, since 2018, bi-annual groundwater monitoring has been carried out in two specific sectors, namely the demonstration sector of the future mine site and the demonstration plant sector located at 600 rue du Forex in Saint-Michel-des-Saints.

Based on this data, the baseline was updated. In 2024, 29 observation wells are used to monitor groundwater, including drinking water wells, wetlands and resurgences, and 13 sampling stations for surface water, lakes and rivers. The findings were as follows:

■	Overall, the groundwater and surface water analysis results present values in the range of those of the background levels calculated for the area under study;

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■	Exceedances of specific criteria for certain elements such as arsenic or manganese are attributed to the natural quality of water in the sector;

■	Some samples present abnormal values compared to background levels for zinc, and which are possibly due to drive point material of the sampling apparatus. It is likely that these concentrations are caused by a reaction of the galvanized steel of the filter tips with the environment and these will be replaced by PVC tips, as recommended;

■	One well presents more criteria exceedances than the other wells, but no trend has been demonstrated. It could, therefore, be slightly impacted by surface works in the demonstration zone sector. However, as the number of data is still relatively low, it is not possible to conclude on potential trend;

■	Overall, there is no clear upward or downward trend in the concentration of certain elements in groundwater and surface water;

■	In terms of water types, most results present water types typical of the natural waters of Québec, with variations between the poles of recent recharge water, old groundwater and surface waters typical of wetlands;

■	The general piezometry presents small variations, apart from wells located further upstream and those located at the limit of the mineralized and fractured zone of the deposit.

Private Well Inventory

The inventory of private wells identified 25 private wells within 3 km of the future mine site. Most of these wells are located north of the Project site and are bored in the bedrock fractured aquifer. Fifteen private wells and two surface water sources were sampled and analyzed in the laboratory. Most dissolved metal concentrations are below the potable water criterions.

Pit Area

■	Two hydrogeological units were identified, namely unconsolidated deposits composed of sandy-silty till, especially northeast of the future mine site, reaching 40 m in thickness, and the underlying fractured rock is mainly composed of paragneiss and gneiss.

■	Groundwater depth in the rock unit is very variable, ranging from the ground surface to nearly 38 m below it, corresponding to water elevation variation between 481 m and 572 m above sea level. Artesian condition is observed in the roc aquifer in the areas where the groundwater table intersects ground level (particularly northeast and southwest of the deposit).

The variation of water levels is typical of environments with variable topography. At the site scale, there is a piezometric dome oriented northeast-southwest, due to the topography of the site, where groundwater flows towards each side of this dome axis.

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At the sub-watershed scale, groundwater hydrology is controlled by the general topography and surface drainage of this sub-watershed; it flows from south to north towards the rivière Matawin.

A hydrogeological conceptual model was developed based on fieldwork results and some assumptions that allowed creating a 3D model simulation (FEFLOW) calibrated for the natural groundwater flow condition (SNC-Lavalin, 2020). A hydrogeological model (MODFLOW) simulating for waste rock backfilling has also been performed (LAMONT and MDAG, 2020). Both models are to simulate contaminant transport and evaluate the potential contaminant impacts on neighbouring wells and receptors from the mine site, especially from the tailings and waste co-disposal pile and pit backfill. Results show no contamination flow to receptors according to specific design criteria and appropriated mitigation measures that have been integrated in the ESIA Report and Ministerial Authorization (the Decree), the detailed engineering, and the deposition plan.

During the operation phase, to keep the bottom of the pit dry, water will be pumped; this will have the effect of lowering the level of the water table in the surrounding area. Dewatering activities will therefore lead to a change in the flow regime and a lowering of the water table. The results of the hydrogeological modelling indicate that a drawdown of 1 m is expected at a maximum distance of 1.9 km from the pit in the northeast/southwest axis while in the transverse axis, the drawdown of 1 m is reached at a maximum distance of 0.6 km.

The potential effects of dewatering could also be felt at four individual wells in Domaine Lagrange (decrease in water level varying between 0.73 m and 3.22 m) and three wells belonging to the proponent located between the proposed open pit and the Domaine Lagrange.

The other nearest groundwater users are located in the Domaine Lagrange neighbourhood and no effect is anticipated on the levels of these wells. It is also planned that wells will be installed in the sector of the industrial zone or within the pit limits (Phases 3 and 4) to withdraw fresh water necessary for the concentrator. The effect of the addition of the wells will be modelled and will be the object of the certificate of authorization to the MELCC before its implementation.

NMG will monitor the water level on a daily basis using pressure sensors in an observation well located between the Domaine Lagrange sector and the pit, and in four individual wells in the Domaine Lagrange. Interventions will be implemented when the long-term trend of fluctuations in one of the piezometers or individual well allows the interpretation of a drawdown approaching the modelled values. In addition, mitigation measures (e.g., deepening the catchment structure, constructing a new structure, supplying water during corrective works) are planned when the measured values exceed the alert threshold or when negative impacts are observed or projected in the short term.

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At the end of the operation phase, pit dewatering and water dewatering activities will cease. There will first be a groundwater inflow to the pit, until the state of equilibrium (hydrostatic) is reached. Once the water level in the pit has stabilized, groundwater flow will return to its initial state on a regional scale, whereas in the site footprint, it will be mainly redirected towards the tributary from the ruisseau à l’Eau Morte with only a little flow towards the Domaine Lagrange.

20.1.1.7	Noise Environment

The MELCC guidelines and instructions include noise limits for construction and operation phases of the Project. These limits have been used to assess the conformity of the Project, determine the impacts, and develop mitigation measures.

NMG has undertaken to respect during operation the noise limits of zoning category I of instruction note 98-01, which are 45 dBA during the day and 40 dBA at night (LAr, 1 h) to the nearest receptor. A voluntary acquisition program is in place for dwellings outside the 1-km radius of the proposed pit, but some receptors are still within this radius.

A permanent station in the Domaine Lagrange is installed and provides real-time noise measurements, making it possible to monitor variations in noise emissions and provide reference data in the event of complaints. The day and night evaluation levels thus obtained will be compared to the noise limits of instruction note 98-01 to establish compliance and Decree conditions about noise (Conditions 8 and 9 of Matawinie Project Decree 47-2021).

20.1.2	Vegetation and Wildlife Baseline Studies

20.1.2.1	Vegetation, Wetlands and Special Status Plant Species

Vegetation

Forest habitats were characterized in the field during the ESIA. Overall, 20 characterization stations were placed considering the forest types present in the study area and focusing on the areas that could be impacted by the Project.

Hardwood stands are the most widespread in the study area and cover an area of 1,824.3 ha. The main plant communities are white birch and sugar maple stands. Mixed stands cover an area of 831.6 ha and are mainly represented by balsam fir–white birch stands. Coniferous stands are scarce in the study area (277.4 ha) and are almost exclusively represented by balsam fir stands. A tamarack – balsam fir stand was also characterized along the rivière Matawin. The remaining of the study area is composed of wetlands (456.9 ha), agricultural land (9.4 ha), disturbed areas (natural or anthropogenic; 93.5 ha), water (213.1 ha) and islands (1.9 ha).

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Wetlands

Wetland characterization was conducted between July 19 and August 11, 2016 (SNC-Lavalin, 2017f). Characterization stations were placed in all wetlands potentially impacted by the Project (project footprint of July 2016) to portray the diversity throughout the study area. Wetland characterization and delineation were performed following the MELCC guidelines in effect at that time (Bazoge et al., 2014). The ecological value of wetlands was then estimated using field data and cartographic analysis. A new wetland field campaign was carried out for the current footprint of the Project in 2018 to complete the data acquired in 2016 (SNC-Lavalin, 2019).

Wetlands include swamps, marshes, peatlands, as well as shallow waters. They represent an area of 472.1 ha in the study area. The most abundant wetlands are riparian shrub swamps (204.2 ha) and wooded swamps (93.2 ha). Peatlands cover 106.7 ha in the study area and are divided into two types, i.e., bogs (62.4 ha) and fens (44.3 ha). Marshes represent 54.8 ha of the study area. Those characterized are located on old beaver dam sites or existing beaver ponds. Finally, shallow water with grass beds are mainly located in water bodies of the rivière Matawin floodplain and cover 13.2 ha in the study area.

The ecological value of characterized wetlands is generally high. Some isolated wetlands (wooded swamps and peatlands) have a medium ecological value.

An authorization under section 22 of the EQA must be received from the MELCC prior to start of work. The issuance is conditional on the payment of a financial contribution based on the wetland area impacted by the Project.

The construction of the access road and the industrial pad of the Phase 2- Matawinie Mine project in 2021 were financially compensated as provided in the Regulation respecting compensation for damage to wetlands and bodies of water (Règlement sur la compensation pour l’atteinte aux milieux humides et hydriques (“RCAMHH”)). In 2021, NMG paid CAD400,659.36 in financial contribution for the loss of 6.64 ha of wetlands and CAD138,380.15 in 2022 for the loss of 2.24 ha of wetlands.

In 2023, following a request from the monitoring committee, NMG mandated ABFR to carry out an ecological expertise necessary for performing permanent environmental monitoring of targeted wetlands of the Matawinie mining site. The elements studied essentially relate to the physical and biological environment likely to be affected by the mining project. The seven wetlands that were selected for environmental monitoring currently have at Year 0 (July 2023), a high ecological value. A verification of the stations will be carried out annually at the same time of year, i.e., at the beginning of summer, for the entire duration of the mine's operation. Also, monitoring must be ensured during Years 1, 2, 3, 5 and 7 following the closure of the site.

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In 2024, the natural environment on the study site remains an environment that can be frequented by different wildlife species. However, current anthropogenic activities make the area less attractive for them.

Special Status Plant Species

All potential habitats identified using the Guide de reconnaissance des habitats forestiers des plantes menacées ou vulnérables: Outaouais, Laurentides et Lanaudière (Couillard et al., 2012) that could potentially be impacted by the Project were visited, at the same time as the plant surveys in forested habitats (SNC-Lavalin, 2017f). A specific survey was also conducted on July 28 and 29, 2016 to inform on the non-forested habitats likely to be impacted by the Project and that may contain threatened, vulnerable, or likely to be so designated plant species.

Occurrences reported in the region by the Centre de données sur le patrimoine naturel du Québec (“CDPNQ”) are the wild leek (vulnerable in Québec), northern adder's-tongue (likely to be designated as threatened or vulnerable in Québec) and Vasey's pondweed (likely to be designated as threatened or vulnerable in Québec).

Wild leek is associated with forests, but its habitat is absent from the study area. Terrestrial and palustrine habitats associated with northern adder's-tongue, namely sandy shores, wet meadows, fens and rocky outcrops/escarpments, sand dunes, and exposed sands, were explored. Vasey's pondweed habitats, i.e., sunny areas in open water and aquatic grass beds in medium and large rivers or lakes, were also explored. No special status plant species were observed in the study area.

Invasive Alien Plant Species

During the 2016 plant surveys, an invasive alien plant was detected in the study area. This species, the common reed, had a colony northeast of the Project location. A survey of invasive alien plant species was carried out in early fall 2018 to further document the presence of such species in the study area. No additional invasive alien colony was identified.

20.1.2.2	Aquatic Fauna and Fish Habitat

Information on the fish fauna present or likely to be present in the study area comes from existing data (MFFP, 2015), as well as from specific field surveys conducted in 2016 and 2017 (SNC-Lavalin, 2016c, 2017g and 2017h). Field surveys targeted the watercourses and water bodies likely to be impacted by the Project. Fish habitat was characterized using the homogeneous segments method and experimental fisheries (electrofishing, net, shore seine, fyke net, and bait trap) in two water bodies, i.e. lac aux Pierres and Petit lac aux Pierres, as well as in 38 unnamed watercourses, rivière Matawin and ruisseau à l’Eau Morte.

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The 2016-2017 surveys confirmed the presence of 12 fish species in the study area. In shallow watercourses, the number of species is fairly low, with five species. The brook trout was caught in one of these watercourses. The creek chub, however, dominates catches. In water bodies, rivière Matawin and ruisseau à l’Eau Morte, which have been fished with fixed fishing gear, the diversity is 12 species. The creek chub is the most abundant species. The lac aux Pierres contains only the brook trout whereas the Petit lac aux Pierres is inhabited by two species, namely the brown bullhead and the creek chub. Rivière Matawin has a larger diversity with seven species, including yellow perch and smallmouth bass which, like brook trout, are species of fishing interest. No special status species was observed in the study area.

Watercourses where fish presence was confirmed and other watercourses with potential fish habitat are considered to be a fish habitat, i.e., a regulated wildlife habitat. These habitats benefit from a legal status of protection under the Regulation Respecting Wildlife Habitats at the provincial level and under the Fisheries Act at the federal level. Authorizations will therefore be necessary to comply with these legislations if these habitats were to be impacted by the Project.

Additional inventories resulting from the Matawinie Mine Project evolution were carried out (AtkinsRéalis, 2024) to validate wetland and fish habitats, as they could potentially be impacted by the adjusted Matawinie Mine Project (final layout).

In 2024, to comply with Condition 10 of the Matawinie Decree, a plan of the measures that will be carried out to compensate for losses of fish habitat to achieve the objective of no net loss of fish habitat, was submitted to MELCCFP. The purpose of the plan is to optimize the habitat potential of brook trout and restore free passage in watercourses CE09, CE12 and CE36 (SNC-Lavalin, 2024).

20.1.2.3	Terrestrial Fauna

Big Game

No field survey was conducted for this group of species due to the absence of a particular issue. The information comes from existing data (Lamontagne et al., 2006; Hénault, 2015; MFFP, 2015; MFFP, 2016).

The white-tailed deer population in hunting Zone 15 is located at the northern limit of its range. In 2008, the density was estimated at 2.4 deer/km2 of habitat for Zone 15 West (Huot and Lebel, 2012). Harvest varied from 63 to 247 deer between 2011 and 2015 (MFFP, 2016). The MFFP (2015) reports the presence of white-tailed deer yards at the same latitudes of the study area, but outside of the Project’s study area. White-tailed deer are frequently observed in the Project’s study area.

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Moose are relatively abundant in hunting Zone 15, especially because of a good quality habitat (Hénault, 2015). The last estimate of the population in Zone 15 was 1.8 moose/10 km2 (Hénault, 2015). In addition, the total moose harvest in hunting Zone 15 varied from 231 to 256 moose between 2011 and 2015 (MFFP, 2016). MFFP (2015) reports the presence of a few moose yards within the study area.

The black bear is also relatively abundant in hunting Zone 15 (Lamontagne et al., 2006). Population density has been estimated at 2.4 bears/10 km2 (Lamontagne et al., 2006). In fact, the bear population in Zone 15 is quite harvested, as the number of black bears harvested was 309 in 2015 (MFFP, 2016).

There is no issue associated with this group of species that is likely to have an impact on resource extraction.

Furbearers

No field survey was conducted for this group of species due to the absence of a particular issue. The information comes from existing data (Prescott and Richard, 2013; MFFP, 2016).

Overall, 16 furbearer species are likely to frequent the study area (Prescott and Richard, 2013). The study area overlaps two furbearer management units (“UGAF”), i.e., UGAF Nos. 26 and 27. The main furbearers trapped in this UGAF in 2015-2016 were the American beaver, muskrat, weasel, American marten and raccoon (MFFP, 2016). All these species are common in Québec.

There is no issue associated with this group of species that is likely to have an impact on resource extraction.

Small Mammals

The information used to describe the small mammals that inhabit or are likely to inhabit the study area come from a review of existing data (Desrosiers et al., 2002; MFFP, 2015), as well as from a small mammals-specific survey conducted from August 17 to 22, 2016 (SNC-Lavalin, 2016c). This survey was conducted using Victor snap traps placed at four sites and focused on the southern bog lemming and the rock vole, two special status species.

Overall, 203 small mammals belonging to at least nine species were caught. The main species caught was the southern red-backed vole, with 47 specimens. The southern bog lemming was caught at each of the four sites, for a total of 11 specimens. There was no rock vole among the specimens captured and its habitat seems rare in the study area. Other species caught were the short-tailed shrew, masked shrew, smoky shrew, meadow vole, meadow jumping mouse, woodland jumping mouse, and deer mouse. According to Desrosiers et al. (2002), the American water shrew, pigmy shrew, Eastern heather vole, hairy-tailed mole, and star-nosed mole could also use the study area.

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Considering the presence of a special status species in the study area, i.e., the southern bog lemming, specific mitigation measures could be required.

Amphibians and Reptiles

The information used to describe the amphibians and reptiles that inhabit or are likely to inhabit the study area comes from a review of existing data (AARQ, 2015; MFFP, 2015), as well as from targeted field surveys conducted in 2016 and 2017 (SNC-Lavalin 2017d). The surveys consisted in listening to anuran breeding calls, active searches for pickerel frogs, stream salamanders, forest salamanders and snakes, monitoring artificial shelters for snakes, and in a boat-based turtle survey along the rivière Matawin, which has a high potential for the presence of wood turtles. Survey protocols were previously approved by the MFFP.

Four species of anuran were identified, namely the Northern spring peeper, the Eastern American toad, the wood frog and the green frog. The bullfrog was observed during active searches and adds to these species. The active searches conducted between May 10 and June 21, 2017, identified four species of salamander, the blue-spotted salamander, the yellow-spotted salamander, the Eastern redback salamander and the Northern two-lined salamander. Despite a significant survey effort, only two snake species were observed in 2017, the Eastern common garter snake and the Northern redbelly snake. No turtle was observed during the three surveys along the rivière Matawin on May 24 and June 7 and 22, 2017. However, the potential presence of other species, such as turtles, cannot be excluded. The CDPNQ (MFFP, 2015) and the AARQ (2015) report occurrences of two other anurans (Eastern newt and mink frog) and four other reptiles (smooth green snake, Eastern painted turtle, common snapping turtle and wood turtle) near the study area. The gray treefrog was also reported during the 2018 bird survey along the eastern access variant.

Of all the species mentioned above, three have a special status, namely the smooth green snake, the wood turtle and common snapping turtle. The smooth green snake was targeted by specific surveys but was not detected. The two turtle species have also been the subject of specific surveys; they were not inventoried, but survey conditions were not optimal. However, the habitats used by these turtles (lakes, water bodies, large watercourses, shorelines) do not overlap the current Project footprint.

There is no issue associated with this group of species that is likely to have an impact on resource extraction.

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20.1.2.4	Bats

The presence and nocturnal activity of bats were characterized with a fixed acoustic survey using eight recording stations located near water bodies and wetlands (Fabianek, 2016). The survey ran from June 29 to July 19, 2016, i.e., during the birth and lactation periods of bats in Québec. In addition, field searches for hibernacula were carried out from June 29 to 30, 2016. The survey protocol was previously approved by the MFFP.

This survey confirmed the presence of five bat species already reported in the Lanaudière region. The hoary bat was the most active, followed by the silver-haired bat, little brown bat, big brown bat and red bat. All these species have a special protection status, except the big brown bat. Passes of Myotis bats, bats of the big brown/silver-haired complex and unidentified bat species were also detected. This 20-night survey recorded a total of 296 cumulated passes, all species combined. This activity index is comparable to other study areas sampled after the arrival of the white-nose syndrome in the province of Québec. A visual inspection of rocky outcrops visible from the road yielded no evidence of bat hibernacula in the area visited. Two cottages located in the vicinity of the lac aux Pierres were also inspected for signs of bats. However, no guano deposit was visually identified in the areas explored.

Considering the presence of special status species in the study area, specific mitigation measures could be required.

20.1.2.5	Birds

Waterfowl and Other Waterbirds

A ground-based survey of waterfowl and other waterbirds frequenting the main water bodies of the study area (lac de la Dame, lac à l’Île, lac aux Pierres, lac du Brochet, lac England, Petit lac aux Pierres, lac Séverin, lac Saint-Grégoire, rivière Matawin) was conducted on May 15 and 19, 2017 (SNC-Lavalin, 2017e). The survey protocol was previously approved by the MFFP. Ten waterfowl species, including eight local breeders, and three other waterbird species were observed in the study area. Since no special status species belonging to this group were observed in the study area, there is no issue associated with this group of species that is likely to have an impact on resource extraction.

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Birds of Prey

Bird of prey surveys were conducted on June 23 and 28, 2017 using eight 500-m transects located along access roads (SNC-Lavalin, 2017e). The survey protocol was previously approved by the MFFP. No bird of prey nest was found, but four species were detected, namely the turkey vulture, bald eagle, broad-winged hawk, and merlin. The bald eagle is designated as vulnerable in Québec under the Act Respecting Threatened or Vulnerable Species. Since an adult of this species was observed twice in the lac England area, where its potential habitat is present, it was deemed possible the bald eagle would nest there. To confirm this, a helicopter survey was carried out in early May 2018 along the shore of lac England, of Lac aux Pierres and all other large waterbodies of the study area. No bald eagle nest was found, confirming that this species does not nest in the study area.

Land Birds

Land birds were inventoried from June 1 to 9 and from June 22 to 28, 2017 using 70 point counts located in the main habitats of the study area (SNC-Lavalin, 2018). On June 18 and July 4, 2018, six new point counts were carried out in potential special status species habitats to double verify the presence of such species in the study area, as well as along a potential access road east of the study area. A nighthawk survey was also performed at five stations on July 3, 2018 to detect the presence of the common nighthawk. The survey protocols were previously approved by the MFFP. The presence of 53 land bird species has been noted in the study area, mainly common species in Québec, except for the willow flycatcher and the bobolink. The bobolink is threatened according to the Committee on the Status of Endangered Wildlife in Canada, but the species has no legal protection status. Its habitat is rare in the study area and does not overlap the current Project footprint. The SOS-POP (2015) database reports the presence of known nesting sites of olive-sided flycatcher and Canada warbler in the study area, but these are located outside the current Project footprint.

There is no issue associated with this group of species that is likely to have an impact on resource extraction.

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20.1.3	Phase 2 Matawinie Mine Project Authorization

In April 2019, NMG issued the ESIA to the MELCC. The main steps carried out to obtain the Phase 2 Matawinie Mine project authorization (the Decree) are listed in Table 20-2.

Table 20-2: Chronology of significant steps in the Phase 2 Matawinie Mine project ESIA

Date	Event
2018-01-18	Receipt of the Project notice from the MELCC
2018-02-12	Delivery of the directive
2019-04-05	Reception of the ESIA
2019-07-08	Transmission of questions to the Project initiator
2019-09-27	Reception of questions
2019-10-07	Reception of the physicochemical characterization of the initial state of the soils
2019-10-30	Reception of the rehabilitation and restoration plan
2019-11-15	Transmission to the Project initiator of commitment requests and comments for the environmental analysis
2019-11-25	Reception of responses to commitment requests
2020-01-27 to 2020-05-26	Period of public hearing
2020-11-05	Reception of the latest information from the Project initiator
2020-10-30	Reception of the last opinion of the government (ministries) and stakeholders

On June 26, 2020, NMG received the report and recommendations of the Bureau d’audience publique sur Environnement (“BAPE”) regarding its Phase 2 Matawinie Mine project. The Government’s environmental assessment analysis continued at the MELCC from November 2020 to January 2021 and resulted in the adoption of a ministerial Decree that authorized the Matawinie Mine project on January 20,2021, on the territory of the Municipality (Décret 47-2021, Gazette officielle du Québec, 10 février 2021, 153e Year, no 6). Once the Decree is obtained, NMG must still comply with the different regulatory requirements and develop the Project according to the ESIA commitments and in conformity with applicable regulations.

Condition 1 of the Decree stipulates that the Matawinie Mine Project on the territory of the Municipality must comply with the terms and measures set out in the following documents:

■	Matawinie – Étude d’impact environnemental et social - Saint-Michel-des-Saints – Étude d’impact sur l’environnement déposée au ministre de l’Environnement et de la Lutte contre les changements climatiques – Ref. : 3211- 16-019, par SNC-Lavalin, avril 2019, totalisant environ 5 206 pages incluant 10 annexes;

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■	Matawinie – Étude d’impact environnemental et social Saint-Michel-des-Saints – Addenda no 1 – déposé au ministre de l’Environnement et de la Lutte contre les changements climatiques – Ref. : 3211-16-019, par Globerpro International Inc., 23 mai 2019, totalisant environ 25 pages incluant 2 annexes;

■	Matawinie – Étude d’impact environnemental et social – Réponses aux questions – Nouveau Monde Graphite, par SNC-Lavalin, septembre 2019, totalisant environ 557 pages incluant 7 annexes;

■	Matawinie – Caractérisation physicochimique de l’état initial des sols - Saint-Michel-des-Saints (Québec) - Nouveau Monde Graphite, par SNC-Lavalin, 7 octobre 2019, totalisant environ 317 pages incluant 7 annexes;

■	Matawinie – Saint-Michel-des-Saints – Plan de réaménagement et de restauration pour le site du projet minier Matawinie – Ref.: 3211-16-019, par SNC-Lavalin, octobre 2019, totalisant environ 213 pages incluant 7 annexes;

■	Lettre de M. Fréderic Gauthier, de Nouveau Monde Graphite Inc., à Mme Dominique Lavoie, du ministère de l’Environnement et de la Lutte contre les changements climatiques, datée du 25 novembre 2019, concernant les réponses aux demandes d’engagements, 7 pages;

■	Prédiction de la qualité des eaux dans la fosse et effets sur le milieu récepteur sous différentes conditions – Projet Matawinie - Saint-Michel-des-Saints, Québec – Préparé pour : Nouveau Monde Graphite – Par LAMONT MDAG, par LAMONT Inc., janvier 2020, totalisant environ 240 pages incluant 4 annexes;

■	Plan d’intégration au territoire du projet minier Matawinie - Sommaire intégré, janvier 2020, environ 147 pages;

■	Projet Matawinie – Étude d’impact environnemental et social – Saint-Michel-des-Saints – Étude d’impact sur l’environnement déposée au ministre de l’Environne- ment et de la Lutte contre les changements climatiques – Ref.: 3211-16-019 – Février 2020 – Projet: 653897-L022- Réponses aux demandes d’engagement du 15 novembre 2019, par SNC-Lavalin - février 2020, totalisant environ 75 pages incluant 2 annexes;

■	Projet Matawinie – Étude d’impact environnemental et social - Saint-Michel-des-Saints - Étude d’impact sur l’environnement déposée au ministre de l’Environnement et de la Lutte contre les changements climatiques– Ref. : 3211-16-019 – Juin 2020 – Projet : 653897-L023

■	Volume Réponses aux questions – Analyse environnementale du 1er mai 2020, par SNC-Lavalin, juin 2020, totalisant environ 271 pages incluant 8 annexes;

■	Note technique : L025 – Réf : 653897 – N/Document n° : 653897 - Date : 2020-06-09 – À Frédéric Gauthier – Nouveau Monde Graphite – Lieu : Lévis – Projet : 653897

■	Inventaire sites potentiels de ponte des tortues, par SNC-Lavalin, juin 2020, totalisant environ 20 pages incluant 1 annexe;

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■	Projet minier Matawinie – Étude d’impact environnemental et social – Dossier 3211-16-019 – Document de réponses aux questions de l’analyse environnementale du 7 août 2020, 20 août 2020, totalisant environ 15 pages;

■	Projet minier Matawinie – Étude d’impact environnemental et social – Dossier 3211-16-019 – Réponses à la QCAE-2 du 7 août 2020 et mise à jour des acquisitions dans la zone d’acquisition volontaire, 4 septembre 2020, totalisant environ 20 pages;

■	Projet minier Matawinie – Étude d’impact environnemental et social – Dossier 3211-16-019 – Document de réponses aux questions et commentaires de l’analyse environnementale du MELCC du 8 octobre 2020, 19 octobre 2020, 9 pages;

■	Lettre de M. Fréderic Gauthier, de Nouveau Monde Graphite Inc., à Mme Dominique Lavoie, du ministère de l’Environnement et de la Lutte contre les changements climatiques, datée du 5 novembre 2020, concernant les réponses aux commentaires du 3 novembre 2020, 2 pages.

From the documents in Condition 1, specific conditions have been outlined in Conditions 2 to 16 of the Authorization (the Decree). The main conditions to be included within permits applications are summarized in Sections 20.1.3.2 to 20.1.3.4. The Decree of NMG is available in the Gazette officielle du Québec (2021)2, which is available online: https://www.environnement.gouv.qc.ca/evaluations/decret/2021/47-2021.pdf5

In February 2023, NMG submitted a Decree modification. The requested modifications are the result of NMG's exploration work, which had identified a continuity of the deposit to the south of the proposed pit in the area where Hydro-Québec held the surface rights because of the construction of an additional high-voltage line. In February 2022, Hydro-Québec transferred its surface rights to NMG so that the graphite resources south of the pit could be mined. At the same time, NMG carried out geotechnical stability studies for the pit walls, which led to the optimization of the slopes for the mining operation and its securing. As a result, with the expansion of the pit to the south and a modification of the slopes, the reserves and quantities of mine waste to be extracted were reviewed and increased accordingly, which led to a change in the mining plan. With the new mining plan, the average annual mining rate has, therefore, been slightly increased.

In 2022, NMG published an update to the FS (2022 FS) that combined work at the future Matawinie Mine and Battery Material Plant for graphite processing in Bécancour (Allaire et al., 2022). At the time of the publication of the 2022 FS, the detailed engineering of the mine's infrastructure was already advanced and the construction of certain elements of the mine project had begun, which led to clarifications compared to the 2018 FS (DRA, 2018).

2 Gazette officielle du Québec, 2021. Lois et règlements. 153e année. Partie 2, no 6. 10 février 2021.

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The effects of the activities that are part of the application for an amendment to the Decree on the valued components consider all adjustments to the mining project. To do this, atmospheric emissions, and noise environment models, were carried out with information from the up-to-date detailed engineering plans. The application to amend the Decree concerns the capacity of the Project with an increase in production or a change in the process, and covers activities related to the following aspects:

■	Updating hours of operation for the transportation and handling of tailings;

■	Updating the mine plan, including the expansion of the pit to the south;

■	Graphite production at 106,000 tpy, including industrial site adjustments;

■	The authorization to amend Condition 2 of Decree 47-2021 in accordance with the update of the mining plan;

■	The addition of a powder magazine.

The Decree amendment was filled and sent to the government of Québec in February 2024 and is currently being analyzed by the MELCCFP.

20.1.3.1	Permits for Construction and Exploitation

Several applications for Authorization’s following the different stages of the design or the construction activities will be required from the MRNF, the Municipality, and Fisheries and Oceans Canada (“MPO”).

From September 2020, the MELCC adopted an in-depth modification of its environmental authorization policy system under section 22 of the EQA named the Règlement sur l’encadrement d’activités en fonction de leur impact sur l’environnement (“REAFIE”) (MELCC, 2022). The Regulation oversees activities in need of an authorization based on their environmental impact (REAFIE) (Q-2, r. 17.1). Activities with moderate environmental risk need a ministerial authorization, those at low risk, a declaration of conformity, and those at negligible risk, can be exempt of an authorization or declaration.

The main permits received for Phase 2 Matawinie Mine Project are summarized in Table 20-3.

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Table 20-3: Main authorizations received for the Phase 2 Matawinie Mine Project

Activities	Object	Authority	Received date
Wood Cleaning – Industrial Pad and Access Road	Attestation of conformity - Municipality of Saint-Michel-des-Saints	Municipality of Saint-Michel-des-Saints	2021-02-22
Wood Cleaning – Industrial Pad and Access Road	Provisory - Land lease for infrastructure located on the domain of the State	MERN (currently MRNF)	2021-03-01
Wood Cleaning – Industrial Pad and Access Road	Intervention permit	MFFP	2021-03-03
Wood Cleaning – Industrial Pad and Access Road	Authorization (RLRQ, Chapitre-Q-2, article 22)	MELCC (currently MELCCFP)	2021-02-26, 2021-04-20
Phase 2 Matawinie Mine Project	Attestation of conformity - Municipality of Saint-Michel-des-Saints	Municipality of Saint-Michel-des-Saints	2021-06-11, 2021-01-27
Phase 2 Matawinie Mine Project	Land lease for tailings infrastructure located on the domain of the State	MERN	2021-08-10, Annual renewal
Phase 2 Matawinie Mine Project	Land lease for infrastructure located on the domain of the State	MERN	2023-08-01 Annual renewal
Phase 2 Matawinie Mine Project	Notice for implementation of measures aimed at avoiding and mitigating the probability of prohibited effects on fish and their habitat	MPO	2022-08-18
Phase 2 Matawinie Mine Project	Authorization under section 241 of the Mining Act	MRNF	2024-05-17
Phase 2 Matawinie Mine Project	Approval under section 210 of the Mining Act	MRNF	2024-07-05
Industrial Pad Site - Preparation and installation of underground water and sanitary sewer infrastructure	Authorization (RLRQ, Chapitre-Q-2, article 22)	MELCC	2021-07-23
Industrial Pad Site Preparation	Authorization under RLRQ, Chapitre-Q-2, article 22	MELCCFP	2023-07-12
Industrial Pad Site Preparation	Attestation of conformity - Municipality of Saint-Michel-des-Saints	Municipality of Saint-Michel-des-Saints	2020-07-27, 2021-12-16
Wetlands backfill [1]	Authorization	MELCC	2022-02-21
Access road - Installation of culverts and rock blasting as part of the construction of the access road	Authorization (RLRQ, Chapitre-Q-2, article 22)	MELCC	2021-07-06
Extension - Wood Cleaning – Industrial Pad and Access Road	Forestry intervention permit	MFFP	2021-04-01
Access Road Construction	Authorization to construct, improve or close a multi-use path	MFFP	2021-07-13

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Activities	Object	Authority	Received date
Access Road Construction	Activity susceptible to affect a wildlife habitat (fish habitat)	MFFP	2021-07-07
Access Road Construction	RADF Applications	MPO	2021-06-16
Addenda Wood Cleaning – Industrial Pad and Access Road	Forestry intervention permit	MFFP	2021-03-22
Addenda Wood Cleaning – Industrial Pad and Access Road	Forestry intervention permit	MFFP	2023-01-30
Potable water withdraws	Attestation of conformity - Municipality of Saint-Michel-des-Saints	Municipality of Saint-Michel-des-Saints	2024-02-22
Civils works and building construction	Attestation of conformity - Municipality of Saint-Michel-des-Saints	Municipality of Saint-Michel-des-Saints	2024-03-06
Wood cleaning - sedimentation basin and storage of construction materials	Intervention permit	MFFP	2022-01-13 2022-06-02
Wood Cleaning – Industrial Pad	Attestation of conformity – Municipality of Saint-Michel-des-Saints	Municipality of Saint-Michel-des-Saints	2022-12-16
Excavation and fill	Municipal permit	Municipality of Saint-Michel-des-Saints	2024-03-13
Forest management	Municipal permit	Municipality of Saint-Michel-des-Saints	2024-03-13
Concentrator construction	Municipal permit	Municipality of Saint-Michel-des-Saints	2025-02-25

NMG separated the permitting sequence based on engineering advancement. The next phases will prioritize the following construction works: 1) Industrial platform concentrator and building; 2) tailings and water management infrastructure construction; 3) pit and mine site preparation; and, finally, 4) mine operation (including concentrator start-up, ore extraction, on-site tailings). NMG also needs approval of the Closure Plan and payment of 50% of the financial guarantee within 90 days of approval, followed by 25% of the financial guarantee paid in the first and second year after the MERN approval, as well as its Mining lease for any construction or operations within the pit area.

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20.1.3.2	Environmental Monitoring

As per Condition 14 of the Decree, environmental monitoring and a follow-up program for the Phase 2 Matawinie Mine project was transmitted on February 2021 to the MELCC for review and approval. Answers and additional information are to be filed by NMG into a revised version that incorporates MELCC comments and must be included in the authorizations under article 22 or, where applicable, under article 30 of the LEA for which the works that will generate the impact are planned and justify the monitoring and follow-up. All monitoring and follow-up requirements and approval regarding activities are already in place and related authorizations are communicated with the NMG environmental program for the construction of the Phase 2 Matawinie Mine Project (Table 20-3). A summary table of NMG environmental commitments and conditions (NMG, 2021), as part of the Phase 2 Matawinie Mine, is available on the company’s website in accordance with the analysis and authorization procedures of the Québec Government. This table is updated twice a year.

Regarding the final monitoring and follow-up program for mine exploitation, follow-up work has been completed. This includes the hydrological monitoring of the receiving watercourses CE36, CE05 and CE20, in order to acquire as much information as possible on the flows of the watercourses affected by the Project. It also includes groundwater monitoring and the monitoring of air quality because of the uncertainties at the level of airborne crystalline silica (refer to Section 20.1.1.1 - Air Quality).

The final version of the territorial integration plan was sent to the MRNF and MELCCFP (Condition 13). Following its approval, construction has started on the site.

20.1.3.3	Tailings Management

As specified in Condition 3 of the Decree, full scale field testing was undertaken during the summer of 2020. A 16 m x 16 m cell reproducing parameters of the co-disposal design (Section 18.1.10) was constructed. The goal was to simulate specific parameters of the deposition plan with instruments at certain strategic locations. Probes for measuring temperature, capillary pressure, water content and oxygen content have been installed and data has been collected and analyzed since August 2020.

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Also, contact water has been collected and analyzed every month. The mine tailings co-disposition scheme is shown in Figure 20-1.

Figure 20-1: Typical section of the experimental cell and position (metric) of the instruments

(red-oxygen; green-suction; blue-water content and temperature)

Oxygen Content

The monitoring of the probes shows that the oxygen is consumed in the desulphurized NAG tailings. In the sulphurous PAG tailings, the high degree of water saturation prevents the concentration of gaseous oxygen, which has been zero since the start of the tests until the end of the tests in 2023.

Water Content

The profile of the water content in the test cell shows that the tailings near the surface are the most influenced by weather conditions. We then see seasonal variations at all levels, but in general, sulphurous PAG tailings retain a high degree of saturation. This observation supports the assumptions underlying the concept.

Temperature

The temperature fluctuates in the layers and the amplitude is related to the proximity of the probe to the atmosphere. The temperature is an indication of the rate of oxidation which, in the case of the oxidation of sulphides, is an exothermic reaction. No increase in temperature was observed in the PAGs, which indicates the absence of an oxidation reaction and confirms that the PAG may not be self heating.

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Suction

The probes made it possible to measure the suction in the layers of NAG and PAG tailings. Suction is related to the degree of compaction, water content, and the ability of fine materials to retain water. The measured suctions show that the compaction was not optimal. This result was expected given the light equipment used for compaction and subsequent side effects. Compaction with a properly sized Dozer in bigger cell (100 m X 200 m), such as what is expected during commercial operations (e.g.: Caterpillar D6 or D8 dozer), should avoid this issue.

Contact Water

Monitoring the quality of contact water over the course of the tests demonstrated the validity of the prediction model developed during the feasibility and impact studies (LAMONT and MDAG, 2020). As requested in conditions 3 and 5 with the MELCCFP consultations, the results of additional field tests on the waste rock materials conducted alongside the co-disposal test cell will be integrated to the geochemical in the final model. The model can therefore be used to predict what the water quality will be once the mine is in operation and the co-disposition pile is under construction.

Conclusion

Monitoring the full-scale field cell confirms the assumptions on the effectiveness of the design. The results of the cell can provide tools to ensure a safe design including proof design criteria into the deposition plan and the monitoring QA/QC program (Condition 4 of the Decree).

Based on data and correlations from laboratory kinetic test work and large-scale on-site tests, scatterplots with pH are compiled Project pH-dependent water-quality model for full-scale mine site components and validated modelling results (LAMONT and MDAG, 2020, LAMONT, 2020) presented to MELCCFP. Many minerals were close to or above ideal saturation at pH 4, 6, and 8 based on the Matawinie water-quality model. This is an indicator that aqueous concentrations of many elements can represent maximum “equilibrium” concentrations representative of full-scale mine site components meaning that no scaling factors are needed as scale increases.

The experimental cell was restored in July 2024. The tailings were moved to the authorized tailings facility for site development purposes. The cell provided all the information required to enable the development of design criteria for the full-scale project and consultation for conditions 3 and 5 with the MELCCFP is ongoing. At the end of this consultation, a complete report concerning the co-disposal test cell will be submitted to the MELCCFP in 2025 when applying for authorization under section 22 of the EQA (chapter Q-2) or, where applicable, under section 30 of that EQA, concerning the tailings storage facility and tailings management. As requested in Condition 5 of the Decree, the groundwater modelling will be updated and should confirm the assumptions used in the Impact Assessment modelling.

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20.1.3.4	Mine Electrification

As per Condition 6 of the Decree, NMG must present the progress of work to electrify mobile mining equipment as well as an update of the schedule for carrying out this development opportunity.

In December 2021, a mandate was signed with Hydro-Québec to carry out the preliminary project encompassing the development, installation and operation of a 120-kV electrical line that will supply its Phase 2 Matawinie Mine. The goal is to connect the Phase 2 Matawinie Mine and its concentrator to the province’s main power grid via a dedicated line expected to be active for the start of the Phase 2 Matawinie Mine’s operations.

20.1.4	Social and Community Impact Update

Relevant stakeholder groups were initially identified during the exploration phase of the Matawinie Mine Project back in 2014 when NMG commenced its participative approach. Since the discovery of mineralization on the Matawinie Property, NMG has launched numerous initiatives to align the development of the Matawinie Mine with the realities, concerns, and values of the local community and the Atikamekw First Nation. More than 100 outreach activities have been held to date to establish dialogue with local organizations, residents, cottage owners, and members of First Nations. NMG consulted and continues to actively engage with stakeholders.

NMG has a head office at 481 Brassard Street in Saint-Michel-des-Saints that is open for community enquiries, drop-in visits, employment applications, business inquiries and/or grievances. In addition to refining the Project, open dialogue with the community has helped identify avenues for integration and revealed a strong interest in training, employment, and business opportunities.

NMG continues to collect feedback from stakeholders, provide transparent information on its activities, plans and ESG performance, and maintain an active profile within the milieu thanks to dedicated local resources such as a Community Relations Coordinator and a community office.

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Table 20-4: Engagement with main stakeholder groups

Stakeholders	Communication channels
Citizens and users of the territory

▪ Public newsletter, website, social media

▪ Site visits and direct interaction with NMG’s representatives

▪ Representation at the Phase 2 Matawinie Mine monitoring committee (the “Monitoring Committee”)

▪ ESG Report

Community and economic development organizations	▪ Representation at the Monitoring Committee ▪ Meetings and direct interaction with NMG’s representatives ▪ ESG Report
Employees	▪ Internal newsletter ▪ Team weekly meetings ▪ Annual full-staff training seminar and other internal events
Environmental groups	▪ Representation at the Monitoring Committee ▪ Site visits and direct interaction with NMG’s representatives
Indigenous peoples’ communities and organizations	▪ Meetings, site visits and direct interaction with NMG’s representatives ▪ Local events ▪ Representation at the Monitoring Committee ▪ ESG Report ▪ Public newsletter, website, social media
Members of the public, media, and end-users	▪ Press releases, quarterly and annual reports ▪ Public newsletter, website, social media ▪ ESG Report ▪ Site visits and direct interaction with NMG’s representatives
Municipal and governmental authorities

▪ Meetings, site visits and direct interaction with NMG’s representatives

▪ Representation at the Monitoring Committee

▪ Biannual activities report

▪ Press releases, quarterly and annual reports

▪ ESG Report

Shareholders and investors

▪ Annual meeting

▪ Site visits and direct interaction with NMG’s representatives

▪ Press releases, quarterly and annual reports

▪ ESG Report

▪ Website, newsletter, social media

▪ Events, panels and conferences

Supplier and business partners	▪ Annual information session on upcoming business opportunities ▪ Meetings and direct interaction with NMG’s representatives ▪ Website, social media ▪ Press releases, quarterly and annual reports

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A survey (NMG, 2019) of the local population was conducted by Marketing Léger Inc. and confirmed favourable reception of the Matawinie Mine and Concentrator Project, with 82% of respondents calling the Project positive or very positive. The results have remained consistent over the public consultation phase, with an equivalent rate of support (83% in 2018 and 82% in 2019) and viewpoints that remain positive regarding economic benefits (89%) and community integration with respect to quality of life (76%) and the environment (70%).

On April 23, 2019, NMG entered into a pre-development agreement (the “PDA”) with the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw for the Phase 2 Matawinie Mine project. The PDA outlines the respective rights and interests of all parties with respect to pre-development activities and provides a guideline for negotiating an impact and benefit agreement (the “IBA”) relating to the Phase 2 Matawinie Mine project. According to the PDA, the parties support the development of the Phase 1 Matawinie Mine in a manner that respects the environment, sustainability principles, culture, and lifestyle of the Atikamekw First Nation. As part of the PDA, the Company shall provide training, employment and business opportunities to members of the Atikamekw Nation, as well as establish a joint training fund with the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw. NMG and the Conseil des Atikamekw de Manawan entered into an IBA on December 11, 2024, by which the Atikamekw of Manawan (hereinafter, the “Manawan Atikamekw”) are giving their Free, Prior and Informed Consent (“FPIC”) towards NMG’s Matawinie Mine project, including the main electric line powering the Matawinie Mine Project. The IBA includes provisions for the Manawan Atikamekw to take part in the Matawinie Mine Project’s environmental management and monitoring, the implementation of adapted and preferential training and employability measures, the promotion of business opportunities during the Matawinie Mine’s construction and operations, as well as the recognition of Manawan Atikamekw culture and the inclusion of cultural safety measures. The IBA also sets out the sharing of financial benefits from NMG’s graphite development operations, the costs of which have been incorporated into the Project’s cost estimate. A committee has been formed in 2025 to oversee the implementation of the IBA, and a Coordinator from the community based in Manawan acts as liaison officer.

On January 24, 2020, NMG announced the signing of a collaboration and benefit-sharing agreement between the Company and the Municipality for the Phase 2 Matawinie Mine (the “Saint-Michel-des-Saints Collaboration Agreement”). The Saint-Michel-des-Saints Collaboration Agreement was based on requests expressed by local stakeholders, on sustainable development principles, and on an agreement in principle reached in August 2018, and summarized in Section 4.1.3.2 of this report.

NMG is an active participant within the regional community and associative network, including the Chamber of Commerce, working to promote indirect economic opportunities associated with our operations and workforce attraction. Information sessions are held annually to present the upcoming construction work and associated business opportunities.

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Since 2018, work advisories have been sent regularly, every month to every quarter, and for significant events depending on the nature of the work, to nearby residents and other interested stakeholders to relay key information of on-site activities and potential local impacts associated with our Phase 2 Matawinie Mine. News regarding NMG’s activities and development updates are published through various platforms – monthly page in local paper, social media, press releases, website, local media, newsletter, quarterly corporate financial reports, etc. – to enable community members to access information.

The Stakeholder Committee that has been assisting NMG in developing the mining project since 2017 has transitioned to a Monitoring Committee. The Monitoring Committee functions as both a consultative body and a platform for environmental and social surveillance of NMG’s operations. Led by NMG Community Relations Coordinator and composed of local citizens, First Nation members, business representatives, and local organizations, the Monitoring Committee plays a crucial role in helping NMG identify its stakeholders’ concerns and improvement avenues for the next steps of the Project. The Monitoring Committee will remain in place until the post-closure monitoring period of the mine. Minutes for each meeting are publicly available on NMG’s website.

A Grievance Policy is in place to provide a framework for handling comments and complaints related to NMG’s operations. NMG is committed to providing a structured and equitable mechanism for handling grievances to prevent and mitigate negative impacts and, where applicable, to implement corrective measures or enhance the positive impacts of our activities and operations. NMG also ensures that any inappropriate, discriminatory, or unethical behaviour is investigated and managed according to other existing policies within the Company. All grievances made through official channels, regardless of urgency, are recorded in a grievance register and managed as per the defined eight-step process to ensure follow-up and continuous improvement. A simplified and anonymized register is made public via NMG’s website.

20.1.5	GHG Emissions Phase 2 Matawinie Mine

Consistent to its commitment to carbon neutrality, NMG will purchase verified carbon credits to compensate for any emissions that have not been reduced, thereby ensuring a net zero carbon balance at the end of each year. Such provisions are reflected in the financial model. Refer to Section 26.6.1 for the comparison between the base case scenario involving equipment such as a diesel fleet and a recommended scenario leveraging on opportunities such as the use of a zero-emission mobile fleet in order to reduce the Matawinie Mine Project’s GHG emissions.

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20.1.6	Closure Plan

Section 232.1 of the Mining Act states that a rehabilitation and closure plan is a requirement and must be approved before the mining lease is issued and a financial guarantee to cover all reclamation cost is provided in the 2 years following the approval of the plan. Hence, a reclamation and rehabilitation plan has been presented to the MERN in October 2019. The rehabilitation and reclamation plan has been developed following the provincial Guidelines for Preparing a Mining Site Rehabilitation Plan and General Mining Site Rehabilitation Requirements (2017), which provides to the proponents the rehabilitation requirements. (SNC-Lavalin, 2019b)

Reclamation will include all activities carried out during the mining operations (progressive reclamation) and at the end of mining activities covered by the closure plan.

Progressive reclamation activities will be carried out during the mining activities. The final reclamation cover will be placed on the co-disposal pile as soon as an area of the pile will have reached its final elevation (starting at Year 4). It will reduce the volume of water to treat (after post-closure follow-up) from the co-disposal pile and minimize the visual impact of such structures.

Also, the progressive backfilling of the pit with tailings and waste rocks will begin between the sixth to eighth year of operation. Throughout the mining operation, the open portion of the pit will be secured as its contour reaches its final surface position. A berm composed of blocks of waste rock or other materials 2 m high with a horizontal crest 2 m wide will be constructed at a safe distance from the pit and signposts will indicate the presence of the pit. At the end of the operation, the proponent expects that a body of water will form in its unfilled portion, i.e., the northern section.

At the end of the mine life, surface infrastructure and equipment will be dismantled and removed from the mine site. This includes, but is not limited to, electricity transport equipment, e-houses, semi-mobile crusher and conveyors, site buildings, storage sheds and other mine structures. Concrete slabs will be removed and/or covered to enable the growth of vegetation. Backfilling and levelling of ditches and the implementation of wetlands in the collection basin footprint are planned and part of the reclamation activities. A water body is expected to form at the northern portion of the pit. At the end of the monitoring phase, if applicable, access and site roads will be scarified and revegetated.

Restoration work will be carried out gradually during the operation phase. Otherwise, most of the restoration work will be spread over a maximum period of 2 years after the operation phase. The costs for the work planned during the restoration of the mine site of the Matawinie Mine Project as presented has been estimated by SNC-Lavalin at $21.43M (CAD30M) in 2020 and revised by SRK in 2025 for a total of $23.79M (CAD33.3 M). This revision will be submitted to the MRNF in 2025.

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20.2	Bécancour Battery Material Plant

For the future Phase 2 Bécancour Battery Material Plant, NMG completed an environmental baseline study on NMG’s Lot # 3 294 065 of the cadaster of the province of Québec, where its Battery Material Plant is proposed to be built. The approximately 200,000-m2 lot is located within the Bécancour Industrial Park and Port (PIPB). The Phase 2 Bécancour Battery Material Plant will be designed under the trigger to be subject to ESIA according to Appendix I definition of RÉEIE, RLRQ, Chapter Q-2, r.23.1. The Bécancour Battery Material Plant Project is under section 22 of the EQA. Several requests for authorization are required following the different stages of the design, construction and operation activities.

20.2.1	Regional Climate

Climate data is based on the Trois-Rivières meteorological station (climatological ID: 7018562) from Environment Canada (2025). The station is located approximately 11 km from the site. This meteorological station collected data between 1991 and 2020. The average temperatures available for the Bécancour region are presented in the Table 20-5.

Table 20-5: Average temperatures (Environment Canada, 2025)

Month	Daily Average (°C)	Daily Maximum (°C)	Daily Minimum (°C)
January	-9.9	-5.6	-14.1
February	-8.5	-3.9	-13.1
March	-3.1	1.2	-7.3
April	4.6	8.8	0.3
May	12.6	17.3	7.9
June	18.1	22.5	13.6
July	20.9	25.1	16.7
August	19.9	24.1	15.6
September	15.5	19.8	11.0
October	8.5	12.2	5.1
November	1.8	4.9	-1.3
December	-5.3	-2.0	-8.6
Annual	6.2	10.4	2.1

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July is the warmest month and January the coldest. Data for extreme temperature events are:

■	Extreme maximum temperature: 34.0 °C on June 15, 2001;

■	Extreme minimum temperature: -32.3 °C on January 16, 2009.

20.2.2	Anticipated Regional Effects of Climate Change

According to the map provided by Ouranos (2015), the Project is located in the southern region of Québec. The projected relative changes of average temperatures are shown in Table 20-6. The intervals in Table 20-6 indicate the 10th and 90th percentiles of the climate simulations made by Ouranos (2015).

Table 20-6 Annually projected relative change of average temperatures

(Ouranos, 2015)

Δ (°C)
Horizon 2020		Horizon 2050		Horizon 2080
10th percentiles	90th percentiles	10th percentiles	90th percentiles	10th percentiles	90th percentiles
+0.9 to +2.1	+1.1 to +2.3	+1.7 to +3.7	+2.4 to +4.6	+2.1 to +4.7	+4.1 to +7.2

Overall, there is a minimum increase of 0.9 °C to be expected in the region of the Phase 2 Bécancour Battery Material Plant.

Climate change will inevitably lead to increased precipitation. Table 20-7 presents the increase in precipitation predicted according to Ouranos (2015).

Table 20-7 Projected relative changes in precipitation total

(Ouranos, 2015)

Δ (%)
Horizon 2020		Horizon 2050		Horizon 2080
10th percentiles	90th percentiles	10th percentiles	90th percentiles	10th percentiles	90th percentiles
+2 to +7	+0 to +7	+3 to +11	+5 to +14	+3 to +14	+5 to +20

By 2050, there will be at least 3% increase in total precipitation to be expected.

Snow cover will react to changes in temperature and precipitation. According to Ouranos (2015), the change in snow cover will vary, depending on the region, based on several parameters (altitude, climatic regime, type of surface and vegetation). All climate change predictions will be used in the detailed engineering design. Obviously, extreme weather events are likely to increase. Climate change will also increase water flows and sea level.

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For surface water management, the rainfall intensities are increased in accordance with provincial regulations.

20.2.3	Soil Characterization

20.2.3.1	Phase 1 ESA

A Phase 1 environmental site assessment (“ESA”) based on the CSA Z768-01 standard as well as section 1.0 of the Terrain Characterization Guide was produced for NMG’s Bécancour Battery Material Plant lot. It included a review documentary, field visits and recognition of adjacent properties from the public domain. Those activities made it possible to identify issues for the Bécancour site, namely:

■	An environmental issue on the site (presence of two backfill areas with contamination potential; petroleum hydrocarbons, polycyclic aromatic hydrocarbons (“PAHs”), metals, volatile organic compounds (“VOCs”) and/or residual hazardous material);

■	A significant potential environmental issue in connection with a neighbouring property (presence of land contaminated adjacent to southeast; PAHs, metals, fluorides, sulphur).

Considering this, the soil and groundwater characterization protocols in the Bécancour Lot have been adapted to validate or invalidate the presence of contamination related to these issues.

20.2.3.2	Soil Characterization

A characterization comprising 12 boreholes was carried out from July 27 to 30, 2020 on NMG’s Bécancour Lot. A continuous soil sampling was done on this occasion within in situ measurements of the concentrations of VOCs. A total of 19 soil samples were submitted for laboratory analysis for the following parameters: petroleum hydrocarbons C10-C50 (HP C10-C50), PAHs and metals (14). No organoleptic index (visual and/or olfactory) of contamination with petroleum products has been observed in the soils in line with the surveys. The in situ measurements VOCs were all zero.

The result of the soil analyses were compared with the criteria in Appendices I and II of the Regulation respecting the protection and the rehabilitation of land, corresponding to criteria B (residential or institutional) and C (industrial or commercial) of the Intervention Guide – Soil Protection and Land Rehabilitation (MELCC, 2021). Background levels (criterion A) of metals and metalloids were also used.

All the results obtained show that criterion C of the Intervention Guide – Soil Protection and Rehabilitation land, applicable for a land of industrial use, is respected. In fact, all the results of HP C10-C50 and PAH remained below the detection limit of the laboratory. Moreover, most metal analysis results remain below the A criterion corresponding to natural (322 results < A out of 342 analyses). There are 16 results in the A-B range, mostly for arsenic (12 cases), and four results in range B-C for manganese. The data accumulated during the Phase 1 ESA does not identify any source or cause explaining the presence of arsenic and manganese in the field.

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These results suggest the absence of contamination in NMG’s Bécancour Lot resulting from the identified environmental issue on the site during the Phase 1 ESA. Indeed, the surveys carried out in the backfill areas found on NMG’s Bécancour Lot , like all the other surveys, do not show a binding level of contamination for industrial use of this land.

20.2.4	Geomorphology and Topography

NMG’s Bécancour Battery Material Plan Lot # 3 294 065 is in the PIPB and is bordered by road or industrial infrastructure. The inventoried portion of land is crossed by drainage ditches with a mainly north-south orientation. Five wetlands grouped into four types of groupings and 16 terrestrial environments grouped into six types of stands were listed. The soils have little organic matter and are mostly composed of loam clay and clay. Figure 20-2 illustrates the spatial distribution of all environments.

Figure 20-2: Spatial distribution of all environments on Lot # 3 294 065

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In all, 88.5% of the study area is covered with land. Most of the study area is composed of herbaceous plants (Table 20-8). In a smaller area, there are shrublands, a deciduous woodland intolerant, a wooded area of red ash and islets of poplar plantations. The size and nature of the terrestrial environments are determined by the silvicultural treatments and the nature of the soil. A backfill is located under grass grove 17-MT-14 and partly under red ash woodland 17-MT-13. The second embankment is in part under the grassland 17-MT-10 and the intolerant deciduous woodland 17-MT-12. The presence of backfill slows the regeneration of the environment for these stands and the vegetation near the roads is maintained regularly.

The general topography of the land is relatively flat, slightly descending towards the St. Lawrence River.

Table 20-8: Areas and proportions of terrestrial environments observed on Lot # 3 294 065

Plant group	ID	Area in the study area (m2)	Proportion in the study area (%)
Herb cover	17-MT-08	5 584	2.8
	17-MT-10	9 738	4.9
	17-MT-11	114 693	57.8
	17-MT-14	1 496	0.8
Shrub cover	17-MT-09	9 864	5.0
	17-MT-15	1 679	0.8
Grove of intolerant hardwoods	17-MT-12	17 146	8.6
Grove of red ash	17-MT-13	13 089	6.6
Poplar forest	17-MT-16	2 339	1.2
Total		175 628	88.5

20.2.5	Hydrology

The study area consists of 11.5% wetlands (Table 20-9). The two biggest wetlands listed on the site are a marsh, mainly composed of reed canary grass (Phalaris arundinacea; 17-MH-05), and red osier dogwood shrub swamp (Cornus sericea; 17-MH-01). In a smaller area, there is also a marsh, a cattail and fern marsh, as well as a mixed hardwood tree swamp. All the wetlands on Lot # 3 294 065 are isolated from each other. Thus, no complex of wetlands is present on the site.

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Only the Gédéon-Carignan stream flows on the western margin of Lot # 3 294 065. Two types of ditches are present on the two sites under study. A very large number of little drainage ditches deep squares the sites. These ditches are generally less than 40 cm deep, are completely vegetated and accumulate water during periods of melting or rain. Roadside ditches and some ditches crossing the sites are deeper (1 m and more), partly vegetated and water is generally present in these.

Table 20-9: Areas and proportions of wetlands observed on NMG’s Bécancour Battery Material Lot

Plant group	ID	Area in the study area (m2)	Proportion in the study area (%)
Marsh	17-MH-05	11,893	6.0
	17-MH-04	2,095	1.1
Marsh of cattails and ferns	17-MH-03	374	0.2
Cornus sericea shrub swamp	17-MH-01	8,066	4.1
Mixed hardwoods swamp	17-MH-02	365	0.2
Total		22,793	11.5

20.2.6	Hydrogeology

Sampling of the new observation wells installed on NMG’s Bécancour Lot was carried out on August 14 and October 23, 2020. The low flow, low drawdown (micropurge) purging, and sampling method has been used for all observation wells. Two (one of the wells being dry) and three samples have respectively been subjected to laboratory analysis during each sampling for the following parameters: petroleum hydrocarbons C10-C50 (HP C10-C50); PAHs; and metals (18) and fluorides. No indication of contamination (free phase or immiscible liquid) was observed in the water underground during the two sampling campaigns.

The result of the groundwater analysis were compared to the resurgence criteria in surface waters of Appendix 7 of the Intervention Guide – Soil Protection and Rehabilitation of Contaminated Sites.

The results show that all the concentrations of HP C10-C50 and PAHs remain below the limits of laboratory detection and applicable RES criteria. Examination of metal and fluoride results reveals that the RES criteria are respected everywhere, as are the alert thresholds set at 50% of these criteria.

These results suggest the absence of contamination on NMG’s Bécancour Lot resulting from a migration of the stake significant environmental potential identified on the neighbouring property upstream hydraulic during the Phase 1 ESA.

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20.2.7	Air Quality

Atmospheric emissions will be generated by the Bécancour Battery Material Plant operations, namely the processes involving micronization/spheronization, purification, coating, finishing, and packaging, as well as ancillary services. The plant will possess a total of approximately 155 emission sources consisting mainly of dust collectors, thermal oxidizers, boilers, bin vents, cooling towers, and a dryer. The substances emitted by those sources will include the following:

■	Total particulate matter (“TPM”) and PM2,5;

■	Nitrogen oxides (“NOx”);

■	Carbon monoxide (“CO”);

■	Sulphur dioxide (“SO2”);

■	Hydrogen fluoride (“HF”);

■	Hydrogen chloride (“HCl”);

■	Acenaphthene;

■	Acenaphthylene;

■	Fluorene.

An air dispersion modelling study is ongoing and will provide the ambient concentrations of the above-listed substances generated by the plant’s atmospheric emissions. The modelling domain will cover an area of 100 km2 (10 km x 10 km), centered on the Bécancour site. As per the Clean Air Regulation requirements, background concentrations prescribed by the regulation will be added to the ambient concentrations predicted by the model before comparing them to the applicable ambient air quality standards and criteria. Furthermore, these standards and criteria are applicable to receptors located outside of the plant property limits as well as any area zoned for industrial use by the municipal zoning regulation. The plant is located within Bécancour’s Industrial and Port Park (PIPB), which is zoned for industrial use. As a result, the ambient air standards and criteria are applicable outside the boundaries of the PIPB.

Preliminary modelling runs using conservative hypotheses result in elevated ambient air concentrations of particulate matter (TPMs and PM2,5), which, under certain operational conditions and for specific emission source characteristics (e.g. stack dimensions and exhaust gas conditions) generate a risk of exceeding the ambient air quality standards. Further modelling work is therefore required to support the design of air purification equipment and emission sources characteristics, with the objective of meeting the air quality standards and criteria.

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20.2.8	Vegetation and Wildlife Baseline Studies

20.2.8.1	Invasive Alien Species

On NMG’s Bécancour Lot, reed canarygrass (Phalaris arundinacea), purple loosestrife (Phragmites australis), (Lythrum salicaria) and European bedstraw (Galium mollugo) are ubiquitous.

20.2.8.2	Floristic Species Threatened, Vulnerable or Likely to be Designated

Fifteen plant species at risk have been identified in the past within an 8-km radius of the site. However, no plant species that are threatened, vulnerable or likely to be so designated were listed during the survey. At the level of invasive alien species (“IAS”), phragmites (Phragmites australis), reed canarygrass (Phalaris arundinacea), purple loosestrife (Lythrum salicaria) and bedstraw (Galium mollugo) are ubiquitous. Moreover, it is important to note the strong dominance of reed canarygrass in a large proportion of wetlands surveyed in NMG’s Bécancour Lot (WSP, 2021).

Opportunistic observations during NMG’s Bécancour Lot inventories made it possible to detect the presence of the woodcock of America and the Monarch butterfly (considered endangered by the federal authorities). Besides the monarch, none of the species observed has protection status.

The property under study (lot 3 294 065) was visited on March 7, 2024 before deforestation work by the territory Guardian for the Ndakina Office (Abaziak, 2024), NMG members and Abaziak. The objective was to verify whether black ash (Fraxinus nigra) was present or absent on the property under study. No black ash was observed on the property. Furthermore, during the visit, the Guardian did not report having observed or identified any trees, of any species, that would be of interest for wood harvesting or other uses.

20.2.9	Physical Environmental Baseline Studies

Additional inventories were carried out in the spring of 2022 to confirm the absence of certain other species with precarious status on the land covered by the Project for which the recommended inventory periods had not been covered in 2021. The reference state of the components following environmental conditions:

■	Herpetofauna (amphibians and reptiles);

■	Chiropter (bats);

■	Avifauna;

■	Validation during the summer period of the absence of certain species with a precarious status potentially present in this area, especially nightjars and short-eared owls.

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A list of valuable components are identified in Table 20-10 with their provincial, federal and international status.

Table 20-10: List of valuable components

Species	Identified Species with Special Status
	Provincial Status[3]	Federal Status[4]	International Status[5]
Common Nighthawk (Chordeiles minor)	Likely[6]	Threatened	Least concern
Collared Sand Martin (Riparia)		Threatened	Least concern
Barn Swallow (Hirundo rustica)		Threatened	Least concern
Eastern Meadowlark (Sturnella magna)		Threatened	Near threatened
Little brown bat (Myotis lucifugus)		Endangered	Endangered
Eastern Pipistrelle (Pipistrellus subflavus)	Likely	Endangered	Vulnerable
Silver-haired Bat (Lasionycteris noctivagans)	Likely		Least concerned
Hoary bat (Lasiurus cinereus)	Likely		Least concerned
Eastern red bat (Lasiurus borealis)	Likely		Least concerned

20.2.9.1	Herpetofauna

Anurans

Incidental observations made in 2021 were noted. Five species were detected in the study area, including American toad (Anaxyrus americanus), green frog (Lithobates clamitans), leopard frog (Lithobates pipiens), spring peeper (Pseudacris crucifer) and gray tree frog (Dryophytes versicolor). They are all common and widespread species in southern Québec. Inventories specific to this faunal group could however be carried out in 2022, according to the MFFP protocols appropriate.

Urodeles

No salamanders were detected during active excavations carried out in 2021. Furthermore, no mounds of sphagnum suitable for the four-toed salamander has been observed and very few stretches of watercourses are favourable to stream salamanders.

Inventories specific to these species could however be carried out in 2022, according to the MFFP appropriate protocols.

3 Loi sur les espèces menacées ou vulnérables, Government of Québec, 2021.

4 Annex 1 of the Species at Risk Act, Government of Canada, 2021.

5 IUCN Red List Index, 2022.

6 Means the species is likely to be designated as threatened or vulnerable in Québec

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Snakes

The inventory carried out using the asphalt shingle method and the active search made it possible to detect four garter snakes (Thamnophis sirtalis) and 13 red-bellied snakes (Storeria occipitomaculata. These two species are common and widespread in Québec.

Avian Fauna

Inventories carried out in 2021 confirmed the presence of 46 species of birds, three of which could be confirmed breeding in the study area. Four species of birds with a precarious status, in Québec or in Canada, have been observed, namely the common nighthawk, the bank swallow, the barn swallow and the meadowlark. The latter probably nests on the site.

The environment in which the new plant is located has a bird diversity typical of fallow environments and offers a favourable nesting habitat for these species, including the Eastern Meadowlark. We therefore believe that the implementation of the new plant could lead to a loss of breeding habitat for these species and an alteration of the area feeding aerial insectivores, such as bank and barn swallows. To reduce the effects of the Bécancour Battery Material Plant Project on these species, mitigation measures, such as restrictions on cutting times, could be applied.

Chiroptera

The inventory identified six species and two species complexes. Migratory bats represent the main part of the frequentation by bats of the two stations and their level of activity remains relatively stable during breeding and migration periods. This finding is consistent with the marked decrease in populations of resident bat species in Québec.

The activity levels recorded for the different species during the breeding season do not suggest the presence, in the immediate vicinity of the stations, of habitats housing maternity colonies.

Station CS-01, which presents a mosaic of wooded islets and open and humid environments, is the most interesting in terms of habitats for bats. It is moreover at this station that the activity levels identified were the highest, especially for the less frequent species.

Despite the strong anthropization of the study area, the results of the acoustic inventory of bats indicate that favourable habitats remain in the sector of the PIPB. Although these are often residual, they are even more important for bats as they are less frequent. Moreover, apart from the big brown bat, all the species recorded in the study area are the object of a special status in Québec or Canada.

Therefore, project activities likely to have an impact on bats and their habitats, such as deforestation, should be carried out outside the period from mid-May to mid-August to avoid the season birth and rearing of young bats.

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20.2.10	Regulatory Context and Permitting

The Phase 2 Bécancour Battery Material Plant is designed under the trigger to be subject to ESIA according to Appendix I definition of RÉEIE, RLRQ, Chapter Q-2, r.23.1. The plant Ministerial authorization will be needed for construction and operation under section 22 of the EQA and other authorities concerned. There are three levels of government with laws, regulations and guidelines that could be applied to the Project, i.e., federal, provincial, and municipal (including MRC and local municipalities). The federal and provincial regulations concern mainly the environmental aspects, while the municipal regulations concern mainly the land use planning and neighbourhood aspects. Federal and provincial regulations may have the most impact on the Project schedule. The list of permits required is presented in Table 20-12.

Several requests for authorization following the different stages of the design or the construction activities will be required. A delay of 75 days to 6 months is usually contemplated by the MELCCFP for the review of a request and issuance of an authorization. This delay could be longer depending on the time required to respond to MELCCFP questions, if needed. The request form and all required documents must be sent to the MELCC Centre-du-Québec regional office.

In granting an authorization, the MELCC certifies that the Project is developing in conformity with applicable regulations. At that stage, it is expected to provide more accurate technical information on the Project activities as well as engineering drawings that must be stamped, signed, and dated by an engineer with a right of practice in Québec. Permits obtained are presented in Table 20-11. Numerous other permits and authorizations will have to be obtained, as indicated in Table 20-12.

Table 20-11: Main authorizations received for the Phase 2 Bécancour Battery Material Plant

Activities	Object	Authority	Received date
Temporary road construction	Certificate of Authorization	City of Bécancour	2024/06/13
Site development - Wetland and water body compensation for industrial development	Authorization under Article 22 of the Environmental Quality Act (RLRQ, Chapter Q-2)	MELCCFP	2024/03/27
Deforestation	Certificate of Authorization for tree felling for non-forestry and non-agricultural purposes	MRC of Bécancour	2023/12/12
Fill/Excavation	Certificate of Authorization	City of Bécancour	2025/02/10
Filling of drainage ditches, establishment of a battery materials plant, Bécancour	Email Notice	MPO	2024/12/16

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Table 20-12: Permits and authorizations required for Phase 2 Bécancour Battery Material Plant

Authorizations and Permits	Activities	Regulation Authority
Preparation of the site and Work in wetlands (MH-05), if needed	Compensation for adverse effects on wetlands and bodies of water and other regulatory provisions.	(LQE, Chapitre-Q-2, article 22) (RCAMHH, Chapitre Q-2, r. 9.1) - MELCCFP
Construction authorization – Mass excavation, pilling and foundations	Ecological study and Invasive species management plan, Soil characterization study and management, Hydraulics study site layout, Environmental emergency measures during work, On site hazardous and non-hazardous waste management.	(LEMV, RLRQ, Chapitre E-12.01, r. 2 floristiques r. 3 fauniques) (RPRT) (LQE, Chapitre-Q-2, article 22) - MELCCFP
Construction building and emissary	Excavation soil management and construction methods, On-site hazardous and non-hazardous waste management, Management of works in water environments (outfall in the stream).	Request for Authorization (RLRQ, Chapitre-Q-2, article 22) MELCCFP
Operation of the plant	Layout, mass balance max, P&ID, equipment specification for the process, Management of hazardous matters, Air and noise modelling, mass balance of the process, specification of equipment, GHG calculation, Water treatment.	Request for Authorization (RLRQ, Chapitre-Q-2, article 22) MELCCFP
Operation of the wastewater treatment plant	Request for Environmental Release objectives (“OER”), Specification of the equipment, Processing capacity and performance.	Request for Authorization (RLRQ, Chapitre-Q-2, article 22) MELCCFP
Establishment and operation	Permit to store petroleum products.	Building Act, Régie du Bâtiment
Municipal
Establishment and operation	Construction Permit	City of Bécancour
Federal
Demand for MPO reviews and potentially a permit, if needed	Activities in water susceptible to result in serious harm to fish that are part of a commercial recreational or Aboriginal fishery, or to fish that support such a fishery.	Fishing Act, Fisheries and Oceans Canada (MPO)
Possession and use of radiation devices	Authorization for the possession and use of radiation devices.	Nuclear Safety and Control Act, Canadian Nuclear Safety Commission (“CNSC”)

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20.2.11	Requirements and Plans for Waste and Tailings Disposal, Site Monitoring, and Water Management

20.2.11.1	Water Management

The stormwater management plan will have to be approved by the Municipality and the SPIPB.

■	A detailed site water balance will have to be produced as part of this procedure. The water management plan will include the collection and treatment, if required, of all waters that will have been in contact with the Bécancour Battery Material Plant Project activities. Stormwater management facilities will be designed based on the guidelines of the Code de Conception of a stormwater management system. The facilities will be designed to provide quantitative control of stormwater before their discharging into existing ditches bordering the limits of the study area.

■	A separated and parallel stormwater network may be required to drain the purification building. For this stormwater network, an authorization from the regional minister of environment (MELCCFP) is required. The facilities will be designed to provide quantitative and qualitative control of stormwater before their discharging into the main stormwater management system.

■	As part of the provincial environmental authorization process, the water management plan will have to be approved by the regional MELCCFP. A detailed site water balance will have to be produced as part of this procedure. The water management plan will include the collection and treatment, if required, of all waters that will have been in contact with the Bécancour Battery Material Plant Project activities.

■	Continued development is required to optimize operating parameters and to confirm the effluent from the WTP. Effluent discharge from the process requires the construction of an outfall. Three effluent discharge scenarios are possible: 1) discharge into Gédéon-Carignan Creek; 2) discharge into the St. Lawrence River; and 3) discharge into the SPIBP pipeline. All three discharge scenarios are currently under study.

■	The St. Lawrence River is a known fish habitat and navigable waterway (listed in the schedule to the Canadian Navigable Waters Act). The construction of an outfall and water intake is covered by section 3 of the Minor Works Order of the Canada Water Act (Transport Canada). According to the environmental baseline study of the lands affected by the C-VAP plant (WSP, 2020), the potential for the presence of fish in Gédéon-Carignan Creek is medium.

■	An application for review will need to be submitted to confirm the Department of Fisheries and Oceans (“DFO”) authorization process. The DFO then decides, based on the issues and impacts of the Bécancour Battery Material Plant Project, whether a request for authorization is necessary.

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■	For the discharge, conduct a hydrodynamic modelling to highlight the actual dilution factor in the event of wastewater discharge from the Bécancour Battery Material Plant into the St. Lawrence River or at the Gédéon-Carignan watercourse. The emphasis should focus on the significance of the toxicity parameter for the design of a future wastewater treatment plant. Certain parameters, such as ammonia nitrogen, can be toxic at different concentrations, depending on the pH of the water. It is essential to design a treatment that considers the concentration of pollutants as well as their toxicities. The chronic aquatic life criteria (critère de vie aquatique aigu (“CVAA”)) for the design of sanitation works should be used. The target concentrations for the design should be validated by the MELCCFP before completing the detailed design of the wastewater treatment facilities.

All process wastewater will be routed to the water treatment plant that services the Bécancour Battery Material Plant. The WTP is divided into the following three main systems:

1.	Industrial water treatment: This system will treat industrial water coming from the PIPB distribution network to provide filtered water to the cooling water system, fire protection systems and purification process.

2.	Process water treatment: This system is mainly designed to treat the acid effluents coming from the chemical process of the purification area. Backwash water and brine effluents coming from the other water treatment systems will also be managed and treated by the process water treatment.

3.	Blowdown water treatment: This system aims to treat the cooling water blowdown to meet filtered water quality to allow water recycling on NMG site.

All treated process water and treated blowdown water will be reused in the Bécancour Battery Material Plant, mainly in the purification sector. Excess of water will be treated to meet environmental requirement.

20.2.11.2	Waste Management

Process Waste

In the previous version of the study (Allaire et al., 2022), the purification method considered was carbochlorination (high temperature furnaces using chlorine gas) but the method was changed to chemical purification. One of the consequences of this change was the elimination of all waste streams related to carbochlorination and the water treatment designed for carbochlorination.

With the new purification method, the main waste product generated by the Bécancour Battery Material Plant consists of the water treatment plant sludge, composed of wet cake and dehydrated cake. The sludge generated by the water treatment plant consists of residual graphite loss in the purification process, silica, precipitated metal hydroxides, sulphates, chlorides, fluorides and nitrates. Approximately 55 kt of sludge (wet) produced annually are trucked to a dedicated site for disposition.

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At the time of writing this report, the characterization of the sludge had not yet been performed; based on the theoretical chemical composition defined using modelling software and subsequent discussions with the site considered for its disposition, it was assumed that the sludge is not a hazardous waste. Should the characterization demonstrate that the sludge is classified as a hazardous waste, the sludge would be trucked to an alternate site, already identified, that can process this quantity of hazardous waste.

The transformation processes will generate other minor waste streams that will be disposed of as appropriate; these streams include dust collector fines, oversize particles from final control sieving and magnetic particles from final magnetic separation.

Waste and Hazardous Waste

The MRC of Bécancour hosts two MELCC-authorized landfill and treatment sites for wastes and hazardous wastes, both owned by Enfouibec. One is located next to the Laviolette Bridge, in St-Grégoire, about 10 km west of the PIPB, and the other in Ste-Gertrude, about 16 km southeast of the PIPB. Enfouibec recuperates dry materials (asphalt, concrete, wood, paving stone, bricks), offers treatment and landfilling services for contaminated soils, and recovers and transforms residues from the pulp and paper industry (sludge, ashes and fertilizers). It should be noted that the Ste-Gertrude site is used for non-recoverable dry materials.

Compagnies located in the PIPB are responsible for managing their own wastes, both non-hazardous and hazardous. Gestion 3LB Inc., a subsidiary of Enfouibec, recently developed an engineered landfill (designated in French as a “lieu d’enfouissement technique”, or LET, in the applicable provincial regulation) within the limits of the PIPB. This landfill is exclusively intended for industries and service providers located within the PIPB area who wish to dispose of non-hazardous waste.

The use of undesirable materials (related to health and/or the environment) such as PCBs, CFCs, asbestos, lead, halons, formaldehyde-based insulation and lead-based paints is prohibited.

20.2.12	Social Context and Stakeholder Engagement

Proposed processing operations will be in Bécancour, Québec, approximately 150 km northeast of Montréal, by the St. Lawrence River. The robust local infrastructure provides the Bécancour Battery Material Plant Project with a supply of required chemicals in addition to affordable hydroelectricity, a skilled workforce, and a multi-modal logistical base that includes a major international port in proximity to U.S. and European markets.

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20.2.12.1	Socio-Economic Context

The MRC of Bécancour covers an area of 1,143 km2, has a population of 21,767 and brings together 12 municipalities (city, municipality or parish). The city of Bécancour is the most populated, with 13,561 people in 2021 (ISQ, 2024; Statistics Canada Census, 2021). The population of the city of Bécancour increased by 4.1% between 2016 and 2021 (Statistics Canada Census, 2021). The W8banaki First Nation of Wôlinak is located 5 km from the PIPB. The Wôlinak community is less that 1 km2 and counts around 194 members living directly in the community (Statistics Canada Census, 2021).

The city of Trois-Rivières, located about 28 km by road, had 139,163 inhabitants in 2021, which represents an increase of 3.5% compared to 2016 (Statistics Canada Census, 2021).

In 2023, the Centre-du-Québec region had 23.8% of people over 65 years old while young people under 20 accounted for 21.2%. The proportions were similar in the MRC of Bécancour with 24.7% of people over 65 and 20.2% of people under 20. The proportion of 20-64 years old considered to be the working population was lower in the Centre-du-Québec (54.9%) and the MRC of Bécancour (55.1%) than in all of Québec (58.4%) (ISQ, 2024). According to the demographic projection of the Institut de la statistique du Québec (“ISQ”), between 2021 and 2051, the population of the MRC of Bécancour could increase by 21.2% (ISQ, 2024b).

The economic activity of the Centre-du-Québec is strongly linked to economic activity of La Mauricie region. The city of Trois-Rivières is the economic centre and is located less than 20 minutes from Bécancour. The economic activity of the Centre-du-Québec should grow over the next few years, stimulated by several projects. Investments grew to an average of 34.7% per year between 2020 and 2024 (Ministère de l’Économie, de l’Innovation et de l’Énergie).

The employment rate in the MRC of Bécancour is lower than the average provincial rate while the city of Bécancour’s employment rate is similar to the provincial average rate. Unemployment rates are lower than the rates of the province, both for the city and the MRC of Bécancour.

In the MRC of Bécancour, agriculture occupies nearly 48% of the territory. Dairy farming represents 43% of producers and generates more than 60% of incomes. The primary sector of the MRC is also characterized by agricultural products transformation activities such as cheese and cranberries. Nearly 70% of jobs in the secondary sector are associated with the PIPB. The MRC also has the Parc Industriel & Commercial 30-55 located near the Laviolette bridge. More than 4,000 jobs distributed in 516 companies are listed in the tertiary sector.

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The PIPB is currently experiencing a major development boom with the announced arrival of strategic players of the battery value chain sector. In addition to NMG’s development through its Phase 1 purification plant within Olin’s facility and proposed Phase 2 Bécancour Battery Material Plant, the PIPB has attracted major players from the battery sector, namely Vale, General Motors-POSCO and Nemaska Lithium, that have all announced and/or started the construction of commercial plants.

Under the law respecting the Société du parc industriel et portuaire de Bécancour (“SPIPB”), the mission of the SPIPB is to promote Québec’s economic development by developing and operating, with an objective of self-financing, an industrial park and port at Bécancour (LégisQuébec, 2018).

The Bécancour Industrial Park and Port (PIPB) covers an area of nearly 7,000 ha. It accommodates over thirty industrial and services companies. The PIPB currently attracts a strong interest. Numerous industrial and commercial projects are under construction or under study.

20.2.13	Relations with Stakeholders

The Phase 2 Bécancour Battery Material Plant Project will become an active member of a new battery industrial hub. In line with NMG’s concerted approach to project development and operations, feedback from local stakeholders is important to ensure a harmonious integration with the community and inclusive and respectful diversification of the local and regional economy. Through an open and proactive dialogue, NMG strives to maintain collaborative relationships with local stakeholders, including the City of Bécancour, the W8banaki First Nation community, the regional branch of MELCC and regional industrial, associative and community partners. As the Bécancour Battery Material Plant Project advances, other stakeholder groups will be included in discussions around development initiatives that are aligned with current realities, needs and ambitions. The current stakeholder groups are listed in Table 20-13.

Table 20-13: Current stakeholders for the Bécancour Battery Material Plant

Relevant local and regional stakeholder groups
Citizens
Community and economic development organizations
Employees
Environmental groups
Indigenous Peoples communities and organizations
Industry and sectoral associations
Members of the public and media
Municipal and governmental authorities
Suppliers and business partners

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Listening and responding to community concerns is a priority and a stakeholder engagement strategy is in place to address issues as they emerge. NMG has already met with representatives from the SPIPB, W8banaki, the Bécancour Environmental Consultative Council, the Bécancour political representatives (municipal, provincial and federal) as well as the regional Chamber of Commerce. The interactions are very positive so far, with a focus on collaboration opportunities to create shared value and advance local interests. NMG has integrated feedback into its project management workplan, with the carrying out of an archeological potential study for its Phase 2 site and procurement strategy.

NMG intends to expand and deepen its community engagement as it advances the Project. The strategy will be tailored to meet the needs of each stakeholder group and will include regular updates on progress through various communication channels, outreach and consultation activities, and long-term partnerships.

20.2.14	GHG Emissions Phase 2 Bécancour Battery Material Plant

Process emissions are the main source of GHG emissions at the Phase 2 Bécancour Battery Material Plant (see Reference Scenario in Figure 26-2).

Consistent to its commitment to carbon neutrality, NMG will purchase verified carbon credits to compensate for any emissions that have not been reduced, thereby ensuring a net zero carbon balance at the end of each year. Such provisions are reflected in the financial model. Refer to Section 26.6.2 for other optional strategies recommended to reduce the Bécancour Battery Material Plant Project’s GHG emissions and their potential impact on these emissions.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

21.	Capital and Operating Costs

The Matawinie Mine Project is a greenfield mining and processing facility with a nominal mill feed capacity of 2,550,556 tpy of ore to produce 105,882 tpy of graphite concentrate.

The Bécancour Battery Material Plant Project is a greenfield commercial processing plant equipped to produce a wide range of high-performance graphite-based materials, thanks to the micronization, spheronization, purification and coating units. NMG's objective is to produce 44,100 tpy of AAM. The Bécancour Battery Material Plant will also produce 14,720 tpy of screened graphite flake concentrate and 43,334 tpy of micronized by-products.

The capital and operating cost estimates related to the Matawinie Mine, the Concentrator and the Bécancour Battery Material Plant have been developed by external consultants and consolidated by NMG as per the sources listed below.

Matawinie Mine Project

■	BBA prepared the capital cost estimate (“Capex”) for the purchase of the mine equipment fleet and the development of the open pit.

■	Pomerleau and NMG prepared the capital cost estimates for all facilities except for the incoming power line.

■	Hydro-Québec provided the Capex for the incoming 120 kV power line.

■	AtkinsRéalis prepared the design layouts and quantities for the industrial platform including the crusher, concentrator and associated facilities.

■	SRK prepared the design layouts and quantities for the initial and sustaining capital cost estimates for the CDF and their respective reclamation cover as well as for the water management infrastructure. Unit rates for the CDF area as well as for the water management infrastructure were developed by Pomerleau and NMG.

■	Mabarex and Technosub prepared the cost estimates for the water treatment plant, including pumps and HDPE piping and equipment.

■	ABB prepared the capital cost for the electrical substation.

■	All costs provided by external sources were free of contingency and escalation.

■	BBA performed a due diligence of the cost estimate and costs were adjusted to reflect latest market pricing for bulk materials and labour costs as of Q4 2024 and for consistency with the commercial plant Capex.

■	The estimate base date is October 2024.

■	The estimate is presented in US dollars (USD) as the base currency.

■	Bulk material costs are initially priced in Canadian dollars (CAD) and subsequently converted to USD.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Bécancour Battery Material Plant Project

■	A detailed feasibility level Capex was prepared by BBA based on detailed lists and material take-offs and supported by extensive market pricing;

■	Over 80% of equipment pricing supported by budgetary quotes;

■	The Bécancour Battery Material Plant Project implemented a detailed trending and cost forecasting programming in the early stages of this Study to assist in scope and layout optimization;

■	Construction hours and labour costs for major bulk materials reviewed by local contractor.

Budgetary pricing for equipment has been converted to USD using the exchange rates provided by NMG (Table 21-1).

Table 21-1: Exchange rates

Currency Code	Currency Name	Rate
CAD	Canadian Dollar	1.00
USD	US Dollar	1.40
EUR	Euro	1.47

21.1.	Matawinie Mine and Concentrator Capital Cost Estimate

The Capex consists of direct and indirect capital costs, Owner’s costs as well as contingency. Provisions for sustaining capital are also included, mainly for the CDF expansion. Amounts for the mine closure and rehabilitation of the site have been estimated as well. The working capital is discussed in Chapter 22.

21.1.1.	Estimate Type and Purpose

The capital costs estimate prepared for this Updated FS are based on engineering deliverables, methodology and level of detail consistent with a Class 3 as defined by AACE International Recommended Practice 47R-11. The accuracy achieved was evaluated in the consideration of the level of definition reached in major engineering deliverables, execution strategy and pricing for each plant.

The capital cost estimates were developed within the expected accuracy range of -10% to +20% as attested by the results of the probabilistic contingency analysis using Monte Carlo analysis. The Estimate Accuracy inclusive of contingency is measured from P50.

The estimates have been organized by WBS, by discipline, commodity coding, and construction, purchase and work packages.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

The main objectives of this estimate are:

■	Formulate the basis for the capital cost and financial section of this NI 43-101 Updated FS report;

■	Permit NMG to reassess the economic viability of the Projects;

■	Formulate the basis for project funding;

■	Allow for the potential reassessment of project scope via value engineering.

21.1.2.	Major Assumptions

The Capex is based on the Project obtaining all relevant permits in a timely manner to meet the Project Schedule.

NMG selected an owner-managed project execution strategy, in which the owner maintains direct control over key aspects such as planning, coordination, and decision-making while delegating the engineering, procurement and construction management, as further detailed below.

The owner-managed project execution strategy is essentially a model of project execution that aligns with the principles of an EPCM (Engineering, Procurement, and Construction Management), but in a disaggregated form. This means that while the core elements of EPCM are present, they are handled separately rather than being bundled under one contractor.

Figure 21-1: Owner-managed project execution strategy

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

All backfill materials will be available from gravel pits or other sources located close to the site. Mine waste rock from the open pit is not suitable for road construction due to its possibility of being acid generating. All excavated material will be disposed of within the site battery limits.

Temporary power during the construction phase would be provided through temporary genset, or through a temporary powerline from Saint-Michel-des-Saints, until the permanent power is provided by Hydro-Québec.

21.1.2.1.	Major Exclusions

The following items have not been included in the Capex:

■	Provisions for inflation, escalation, and currency fluctuations;

■	Provisions for risk and mitigation plans;

■	Interest incurred during construction;

■	Project financing costs;

■	All duties and taxes.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

21.1.3.	Capital Costs Summary

Table 21-2 presents a summary of the initial capital and sustaining capital costs for the Project.

Table 21-2: Summary of capital cost estimate

Area	Description	Labour ($)	Material ($)	Equipment ($)	Indirect / Sub-contract ($)	Total ($)
Direct Costs
0	Site Preparation	20,629,024	10,271,199	3,500,065	21,436,866	55,837,154
1	Mine	4,433,316	2,010,714	533,064	1,785,714	8,762,809
2	Ore Crushers & Stockpile	8,147,133	5,161,343	11,406,994	1,858,947	26,574,418
3	Processing Plant	52,708,339	27,402,345	37,935,124	2,623,214	120,669,023
4	Architectural	3,230,343	2,019,711	3,311,815	6,664,689	15,226,558
5	Mechanical	16,494,678	8,629,793	23,483,718	2,351,742	50,959,931
6	Reagents	2,997,201	1,063,380	1,381,057	0	5,441,638
7	Tailings and Water Management	14,531,798	7,566,995	3,306,792	5,673,278	31,078,863
	Total Direct Costs	123,171,833	64,125,481	84,858,629	42,394,451	314,550,394
Indirect Costs
	Owner's Costs	6.6%	of direct costs		20,714,142	20,714,142
	EPCM Services	8.9%	of direct costs		27,876,557	27,876,557
	GC General conditions	5.4%	of direct costs		16,855,328	16,855,328
	POV & Mechanical Acceptance	3.1%	of the value of equipment		2,630,947	2,630,947
	Commissioning Spare Parts	0.0%	of the value of equipment		0	0
	Operating Spare Parts		excluded		Excluded	0
	Initial Fill	0.7%	of the value of equipment		613,888	613,888
	Freight	7.2%	of the value of equipment		6,138,876	6,138,876
	Vendor Representatives	2.3%	of the value of equipment		1,929,361	1,929,361
	Insurance and Duties	1.7%	of the value of equipment		1,403,172	1,403,172
	Contingency	5.8%	of direct + indirect costs (including Owner's)		22,388,503	22,388,503
	Total Indirect Costs				100,550,772	100,550,772
	Total Capex (Total Direct + Indirect Costs)				415,101,166	415,101,166

Note: Totals may not add up due to rounding.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

21.1.3.1.	Initial Capital Cost

See Table 21-2 for the capital cost estimate summary.

21.1.3.2.	Sustaining Capital

Sustaining capital is the amount required to periodically invest in the operations phase to maintain the functionality of the mining and processing operations. The Capex was developed to minimize outlays in the pre-production phase and delay any capital expenditures to later periods during Project revenue streams.

For the Matawinie Mine Project, the sustaining capital, estimated at $44.6M, is mainly related to the CDF and water management. The initial period covers the development of preliminary drainage ditches, collection ditches, initial preparation of the west area for the CDF, and the basins BC-1 and BC-2. All other work is scheduled for Years 2 through 25.

21.1.3.3.	Closure and Rehabilitation Costs

Based on site layouts, a provision of $23.6M was estimated for the closure and rehabilitation of the mine site. Requirements were established, and cost estimates were prepared based on material take-offs and unit rates from recent databases. Quantities for the CDF reclamation cover were provided and priced by SRK.

The closure and rehabilitation costs include the dismantling and removal of all facilities and services and revegetation of the area. Part of the cover placement is included in the estimated operating costs (“Opex”) as it will be part of the operation. Possible revenue from the salvage of equipment and materials was not considered in the closure costs.

21.1.4.	Basis of Estimate – General

The capital cost estimate covers the facilities included in the scope of the work described in previous sections.

The Capex is based on the following key assumptions:

■	The proposed construction work week is based on a 40-hour week, with no construction work during the weekend or on official holidays;

■	Fluctuations to nominated currency exchange rates are excluded;

■	Allowances for industrial disputes or lost time arising from industrial actions are excluded;

■	Project financing costs and interest during construction are not included in the Capex;

■	No allowance is provided for acceleration or deceleration of the project schedule.

The project schedule is presented in Chapter 24.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

21.1.4.1.	Material Take-Off and Unit Rates

All quantities generated for the estimate are based on material take-offs (“MTO”s), quantities provided by engineering firms for various work packages and deliverables that exclude contingencies of any kind. The MTOs were developed using the general layout drawings, the 3D BIM model, and cross-sections and general arrangement drawings.

Based on quantities generated provided for certain work packages and by the MTOs, NMG received quotations from qualified contractors and from its Construction Management partner, Pomerleau.

The rates included the material, transportation, and direct labour to perform the work. Mobilization and demobilization, as well as indirect costs such as site management, construction equipment, and office trailers, were provided as separate costs and included in the Capex.

21.1.4.2.	Construction Labour, Productivity Loss Factor

For works other than earthworks, concrete, structural steel and building cladding, as well as piping, the labour costs were estimated using current market rates for various disciplines based on Pomerleau’s recent construction data. Unit rates were updated to reflect market rates which take into account productivity factors in Québec in 2024.

The working calendar was defined as one shift per day, 8 hours per shift and 5 days per week for a total of 40 hours per week. Some contractors stated their preference for 10-hour days, 4 days per week, which was deemed acceptable.

NMG has performed a detailed survey of lodging in the region. It is assumed that sufficient lodging would be available in the nearby areas; therefore, no construction camp is required, and the Québec construction regulations would apply. The provision for per diem allowances to cover room and board and travelling of workers is included as per the collective agreement in place.

21.1.4.3.	Construction and Contractor’s Costs

Provisions also cover for construction contractor’s site management including supervision and support staff such as administration and procurement, coordination and scheduling, quality and safety.

The estimate is based on the assumption that construction contracts will be attributed on the base of a competitive bidding process amongst qualified contractors. It is assumed that construction contracts will be cost plus, lump sum, or unit rates; hence, this Capex does not consider any time and material type contract.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Availability of qualified local contractors and skilled workers is assumed. It is also assumed that an average level of site management, contract administration, quality control and adequate safety requirements will be required from the contractors by the construction management.

A realistic schedule, proper logistics and appropriate construction management are also assumed as well as good site conditions, limited number of contractors on-site, limited work outside in winter and limited work disruption due to changes, interferences or delays.

21.1.4.4.	Freight, Duties and Taxes

Based on recent surveys and studies and when not included in the cost, the freight was accounted for by adding a factor to the value of the goods; a factor of 7.2% is applied.

All duties and taxes were excluded from the capital cost, but relevant factors were considered for the after-tax economic analysis.

21.1.5.	Basis of Estimate – Mining

The capital costs for the mine include the expenses incurred during the pre-production phase to clear the trees and strip topsoil within the open pit, and to excavate 750,000 t of overburden, ore and waste rock. The capital costs also include the construction of the main haul road which will connect the pit to the crusher pad, the CDF, and the mine garage, as well as the purchase of the certain support and service equipment.

Since the mining fleet will be supplied by Caterpillar using their Job Site Solution service model, the only mining equipment that will be purchased at the start of the Project will be certain support and service equipment. The fleet of production drills and the water/sand truck will be leased, with further details provided in the operating cost section of this report.

Table 21-3 presents the cost breakdown for the mine Capex.

Table 21-3: Mining Capex

Area	Description	Labour ($)	Material ($)	Equipment ($)	Indirect / Sub-contract ($)	Total ($)
1	Mine	4,433,316	2,010,714	533,064	1,785,714	8,762,809
1010	Site Preparation	2,650,395	0	0	0	2,650,395
1015	Site Preparation - Roads	1,782,921	0	0	0	1,782,921
1500	Mobile Equipment	0	2,010,714	533,064	0	2,543,779
1800	Telecommunications	0	0	0	0	0
1900	Garage & Office	0	0	0	1,785,714	1,785,714

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

21.1.6.	Basis of Estimate – Infrastructure

Infrastructure for the Project covers those areas that are required for a mining project but are not process nor mining related. Infrastructure includes site earthwork preparation, main substation, sewage treatment plant, fresh water pumphouse and Power Line by Hydro-Québec.

Table 21-4 presents the cost breakdown for the infrastructure Capex.

Table 21-4: Infrastructure Capex

Area	Description	Labour ($)	Material ($)	Equipment ( $)	Indirect / Sub-contract ($)	Total ($)
0	Site Preparation	20,629,024	10,271,199	3,500,065	21,436,866	55,837,154
0505	Site Preparation	20,471,911	10,110,717	3,297,377	0	33,880,005
0510	Electrical Substation	0	0	0	7,202,271	7,202,271
0520	Fresh Water	0	0	0	0	0
0540	Wastewater	157,113	160,482	202,688	0	520,283
0550	Power Line	0	0	0	14,234,595	14,234,595

21.1.6.1.	General Concentrator Plant Site

The general plant site cost includes site preparation, grading, excavation and backfill of the industrial site to a working elevation of 544 m. The area of over 100,000 m2 covers the processing plant, the desulphurization plant and storage areas, the ore storage building, the substation and electrical rooms and the construction laydown and office areas.

21.1.6.2.	Basis of Electrical Estimate

The design and estimate for the electrical and automation/instrumentation was provided by ABB Inc. ABB based the design and the MTOs of their electrical and automation equipment and materials on the mechanical equipment list, layouts, P&IDs, instrument lists and flow diagrams prepared by AtkinsRéalis. For equipment and materials not provided internally by ABB, quotations were received from equipment manufacturers. An updated quotation was received by ABB for the electrical substation in 2024. Pomerleau assisted in updating the costs of other electrical areas to 2024 market rates.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Fresh Water Pumphouse

The fresh water and makeup water will be provided by two artesian wells located adjacent to the concentrator. Two pumps, one for each well, will be housed in a prefabricated structure.

Process water make-up will be supplied by the collecting basin and the costs for this operation is included in the water management section.

21.1.6.3.	Sewage Water Treatment Plant

The sewage treatment plant is a self-contained unit which is located adjacent to the concentrator. The effluent is distributed to the environment. The capital cost for this is included in package C-1105, the civil, earthworks and undergrounds package for the Industrial Platform.

21.1.6.4.	Fire Protection

The fire protection system Capex includes for a dedicated area in the BC-2 basin for fire water, pumps, buried water lines with fire hydrants placed at strategic locations around the plant site, and a diesel generated fire pump in case of power outages. Any fire protection system located within each facility, is included in that facility.

21.1.7.	Basis of Estimate – Crushing Areas

21.1.7.1.	Crushing Station

Primary crushing will be two jaw station module crushing units. The conveyors from the crushers to the ore storage building, including transfer towers, are included in the crushing and conveying section. A building with overhead crane will be constructed over the jaw crushers for noise and dust mitigation. The crushing and conveying system terminate at the top of the storage building.

The conveyor foundations are based on concrete.

21.1.7.2.	Ore Storage

The ore storage building will be a tubular Triodetic-type frame structure with its walls sitting on cast in place concrete foundations. The apron feeder foundations are also cast in place concrete. The conveyor tunnel and emergency tunnel are based on corrugated metal sleeves set on concrete bases.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Table 21-5: Crushing Capex

Area	Description	Labour ($)	Material ($)	Equipment ($)	Indirect / Sub-contract ($)	Total ($)
2	Ore Crushers & Stockpile	8,147,133	5,161,343	11,406,994	1,858,947	26,574,418
2010	General Services	676,250	253,541	562,794	0	1,492,585
2100	Primary Crusher	3,634,184	1,954,651	7,037,269	0	12,626,104
2200	Crushed Ore Storage	3,836,700	2,953,151	3,806,930	1,858,947	12,455,729

21.1.8.	Basis of Estimate – Processing Areas

21.1.8.1.	Process Equipment

The process equipment list was derived from the flowsheets. For major equipment, based on data sheets, data tables or technical description, prices were obtained from qualified suppliers. The prices received and incorporated in the Capex represent more than 90% of the process equipment value. The remaining equipment was estimated from databases from recent similar projects or in-house cost estimation.

Pomerleau, working with specialty contractors, developed the construction sequence and installation costs for the process equipment. Provision was also added to cover for special lifts, subcontracts or construction material.

21.1.8.2.	Main Processing Plant

The main processing plant includes the building structure, foundations, process and service piping, electrical rooms and equipment, and instrumentation / automation.

The estimated costs for the foundations were based on the layout and available detailed design drawings. Pomerleau updated the unit rates for the various construction disciplines by consulting contractors and its own recent construction cost experience. Unit cost for concrete supply was obtained from a qualified contractor. The estimated costs for structural steel were based on the layout drawings and available detailed design drawings. Unit costs for steel supply and installation were obtained from qualified contractors. The cost estimation for interior finishes, tools and storage racking, furniture, accessories and supplies was based on preliminary requirements and budget prices from industrial catalogues or in-house databases.

Processing piping cost was established by factorization on delivered process equipment based on recent similar projects. 2022 costs were updated to Q4 2024 costs.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Estimated costs for electrical and instrumentation equipment were provided by ABB based on Sections 18.1.9 and 18.1.10 of this technical report.

Preliminary requirements were also established for some tooling and storage racking, interior finishing and living quarters supplies. Cost estimation was based mainly on recent industrial catalogues as well as in-house databases.

21.1.8.3.	Processing Plant Capex

Table 21-6 presents the cost breakdown for the processing plant facilities Capex.

Table 21-6: Processing Plant Capex

Area	Description	Labour ($)	Material ($)	Equipment ($)	Indirect / Sub-contract ($)	Total ($)
3	Processing Plant	52,708,339	27,402,345	37,935,124	2,623,214	120,669,023
3001	General	32,337,706	22,183,162	6,090,866	0	60,611,734
3002	Office, Dry, Lab, etc.	0	0	0	2,623,214	2,623,214
3007	Water Services	4,704,501	1,942,796	601,796	0	7,249,092
3008	Air Services	2,005,927	487,026	902,618	0	3,395,571
3010	Primary Grinding	4,443,166	1,073,746	15,249,811	0	20,766,722
3020	Rougher/Scavenger Flotation	877,500	205,189	1,177,690	0	2,260,379
3030	Polishing & Primary Cleaning	2,755,730	462,436	5,769,652	0	8,987,817
3040	Stirred Media Mill & Flotation	2,966,195	617,894	4,549,466	0	8,133,556
3050	Graphite Concentrate Dewatering	1,771,285	308,760	2,810,697	0	4,890,742
3060	Tailings Thickener	846,331	121,336	782,529	0	1,750,196
4	Architectural Graphite Dry Screening & Bagging -	3,230,343	2,019,711	3,311,815	6,664,689	15,226,558
4001	General	1,964,639	1,715,489	985,995	6,664,689	11,330,811
4005	Graphite Dryer & Cooling Screw	561,684	148,354	2,225,780	0	2,935,818
4010	Graphite Handling and Screening	70,825	10,954	100,040	0	181,819
4030	Graphite Bagging and Wrapping	372,924	28,281	0	0	401,205
4040	Graphite Load Out	260,271	116,634	0	0	376,905

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Area	Description	Labour ($)	Material ($)	Equipment ($)	Indirect / Sub-contract ($)	Total ($)
5	Mechanical Desulphurization & Stockpiles -	16,494,678	8,629,793	23,483,718	2,351,742	50,959,931
5001	General	6,758,845	6,144,027	293,013	0	13,195,885
5010	Sulphide Flotation & Magnetic Separation	1,333,948	561,057	3,430,172	0	5,325,177
5020	Sulphide Tailings Dewatering	3,230,065	787,963	6,774,955	851,953	11,644,936
5030	Desulphurized Tailings Dewatering	5,171,820	1,136,746	12,985,578	1,499,789	20,793,933
6	Reagents Processing Plant - Reagents -	2,997,201	1,063,380	1,381,057	0	5,441,638
6010	Flocculant	518,301	75,248	545,360	0	1,138,908
6020	MIBC	1,080,648	467,642	384,443	0	1,932,733
6030	Fuel Oil	620,715	110,359	260,950	0	992,023
6050	Lime	397,144	221,467	19,270	0	637,881
6060	PAX	380,394	188,664	171,034	0	740,092

21.1.9.	Base of Estimate – Tailings Management Facilities

The tailings management facilities cover areas within the processing plant complex such as the desulphurization facility and the NAG and PAG storage buildings, the access road and return water pipeline from the water treatment plant to the complex, the water treatment plant, the collection ditches and basins, and the tailings and waste rock co-disposal area.

The desulphurization plant and storage facilities were estimated by NMG and Pomerleau with data provided by AtkinsRéalis and SRK.

21.1.9.1.	Co-disposal Facility

The design and quantities estimate for the CDF were prepared by SRK The design criteria and information are provided in Chapter 18. The Capex was prepared on the basis of immediate requirements to start the CDF and defer what could be delayed to future years. On that basis, the construction work was limited to the initial start of the CDF, initial work on BC-1 and BC-2. The BC-Sud basin will be required at Year 5. The estimates for the sizing of the CDF , and the basins were developed on a yearly basis and included in the sustaining capital.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

The Capex was based on the design layouts and quantities provided by SRK. Geomembrane and geotextile cost estimation was performed by Pomerleau based on contractor quotes and its own construction data.

21.1.9.2.	CDF and Water Management Access Roads

The access roads to the CDF and to the water infrastructure and WTP were designed and estimated with layouts provided by SRK. The plant roads were designed at 6 metres and, during the initial period, covered only from the processing area to and around BC-1 and terminating at BC-2. The other plant roads were from the mine road to the WTP and from the WTP to the process area.

21.1.9.3.	Tailings Management and CDF Capex

Table 21-7 presents the cost breakdown for the CDF Capex.

Table 21-7: Tailings management and CDF Capex

Area	Description	Labour ($)	Material ($)	Equipment ($)	Indirect / Sub-contract ($)	Total ($)
7	Tailings, CDF and Water Management	14,531,798	7,566,995	3,306,792	5,673,278	31,078,863
7010	Water Management & Water Services	885,544	557,943	709,792	0	2,153,278
7012	Contact Water Ditches	1,074,545	1,684,902	0	0	2,759,448
7013	Deviation Ditches	0	0	0	0	0
7014	Collection Ponds	7,736,540	3,711,978	357,143	0	11,805,661
7015	Contact Water Pumping Network	2,690,676	973,067	2,239,857	0	5,903,600
7016	Water Treatment Plant	762,199	326,657	0	5,673,278	6,762,134
7020	Tailings Management	1,382,294	312,448	0	0	1,694,742

21.1.10.	Base of Estimate – Indirect Costs

The indirect cost covers for Project costs not directly associated with the physical construction work such as EPCM costs, temporary power and facilities, vendor representatives during commissioning and training, Owner’s costs, future studies, closure costs and contingency.

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21.1.10.1.	EPCM Costs

EPCM services have been estimated based on engineering deliverables and a breakdown of manpower per discipline as per the project schedule. The EPCM costs include engineering, project management, procurement and construction management activities.

21.1.10.2.	Construction Indirect Costs

The construction field indirect costs include site power, temporary facilities, QA/QC (including survey, soil, concrete, X-ray, etc.). A construction camp is not required as there are available facilities in the nearby towns.

21.1.10.3.	Commissioning and Vendor Representatives

Dry and wet commissioning includes vendor representatives and contractor workers. The cost estimation is based on a percentage of the equipment value. No provision is included for rework.

21.1.10.4.	Other Owner’s Costs

The Other Owner’s costs were provided by NMG. The estimate has been reviewed by BBA prior to the integration in the Capex.

Other Owner’s costs include the following:

■	Owner’s EPCM support team;

■	Owner’s safety cost (personnel, equipment and consumables);

■	Owner’s project expenses on site during construction;

■	Owner’s vehicles during construction;

■	Project insurances;

■	Environmental permits/government approvals;

■	Vendors tests works;

■	Safety training;

■	Third-party consultants;

■	Project external audit and due diligence;

■	First fills;

■	Trainings;

■	Operational readiness.

MARCH 2025	21-15

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21.1.10.5.	Spares and Consumables

Spare parts, liners, and media for the process and electrical equipment are included in the working capital.

No provision is included for mining equipment spares and consumables since the mining will be executed by a contractor.

21.1.10.6.	Indirect and Owner’s Costs

Provisions for indirect costs are summarized in Table 21-8.

Table 21-8: Indirect and Owner’s costs

Area	Description	Indirect / Sub-contract ($)	Total ($)
Indirect Costs
	Owner's Costs	20,714,142	20,714,142
	EPCM Services	27,876,557	27,876,557
	GC General conditions	16,855,328	16,855,328
	POV & Mechanical Acceptance	2,630,947	2,630,947
	Commissioning Spare Parts	Included in equipment cost	0
	Operating Spare Parts	Excluded	0
	Initial Fill	613,888	613,888
	Freight	6,138,876	6,138,876
	Vendor Representatives	1,929,361	1,929,361
	Insurance and Duties	1,403,172	1,403,172
	Contingency	22,388,503	22,388,503
	Total Indirect Costs	100,550,772	100,550,772

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21.1.11.	Contingency

Contingency is an integral part of the estimate and can best be described as a provision for undefined items or cost elements that will be incurred and will be spent, within the defined Project scope, but that cannot be explicitly foreseen due to a lack of detailed or accurate information.

Contingency factors do not include for Project risk associated with currency fluctuations, labour interruptions, changes in Government policies, changes in Project scope, market conditions and other items outside normal Project activities.

An analysis of each estimate line item was performed, and the overall percentage allocated to contingency was 5.8% at P50 which is generally in line with this category of estimate.

21.1.12.	Closure Costs

The closure costs include the expenditures necessary to dismantle the Project’s facilities at the end of the life of the mine and to return the land back to a natural state. Material quantities were derived from the drawings and cost estimation was based on unit rates from recent similar projects. Quantities for the CDF reclamation cover were provided by SRK.

The initial topsoil will be stored and redistributed over the property at intervals during the mine life and at the end of the mine life. A revegetation program will be developed to cover the mine site during the mine life and at the end of the mine life.

The closure costs include the following:

■	The CDF will be gradually covered, as soon as it reaches its final elevation in the pile;

■	The overburden stockpiles will be revegetated;

■	Roads will be scarified and revegetated;

■	All buildings will be dismantled sold or disposed as per regulatory requirements. The surface will be covered with overburden and revegetated;

■	All machinery, equipment, pipeline and tanks will be sold and removed from the site;

■	Power transmission lines, poles, substations, transformers and associated electrical infrastructure will be removed from the site and sold;

■	The open pit section, not fill up with waste rock and overburden, will be fenced for safety purposes.

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21.1.13.	Sustaining Capital Expenditures

The sustaining capital expenditure of $44.6M was estimated by activity and is further described in this section. The cost estimation for the sustaining capital was based on quantity take-off and unit prices as for the initial construction.

21.1.13.1.	CDF and Water Management Area

The sustaining expenditures for the CDF and water management area cover, diversion ditches and collection ditches on the mine site.

The work includes the clearing and grubbing of the area, scraping, placing and compacting of sand, installing geo-membrane (PEHD, 1.5 mm) and geotextile for Years 1 through 16 inclusive and Years 21 and 25.

The cost estimation for the expansion was based on quantity take-off for geotextile and geomembrane liner as for the initial construction

21.1.13.2.	Pumping and Piping

Water pipeline requirements for mine dewatering and new pumping and pipelines for the new basins as the mine footprint increase when the open pit operation proceeds from south to north.

21.1.13.3.	Engineering for CDF and Water Management Area

Engineering has been prepared by SRK for the design and construction management for CDF and water management facilities to be delayed to future years. These facilities include the CDF area, water treatment plant, catch basins, and new collecting and diversion ditches.

21.2.	Matawinie Mine and Concentrator Operating Cost Estimate

The contributors to the estimation of operating costs for the Mine, Concentrator and Bécancour Battery Material Plant are listed in Table 21-9.

Table 21-9: Operating cost estimate contributors

Scope / Responsibility	Contributors
Mine Operation	NMG and BBA
Concentrator Operation	NMG and Soutex
Battery Material Plant Operation	NMG and BBA
General and Administration (G&A)	NMG

MARCH 2025	21-18

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21.2.1.	Phase 2 Matawinie Mine Project

This section provides information on the Opex of the Matawinie Mine Project and covers mining, tailings, processing, site services and general administration. Table 21-10 presents a summary of the operating costs.

The sources of information used to develop the operating costs include in-house databases and outside sources particularly for materials, services and consumables. All amounts are in US dollars, unless otherwise specified.

Table 21-10: Operating costs summary – Phase 2 Matawinie Mine Project

Description	Cost per Year ($/y)(1)	Cost ($/t concentrate)(2)	Total Costs (%)
Mining	14,391,474	136	32%
Ore Processing	19,984,518	189	45%
Tailings & Water Management	4,265,192	40	10%
General and Administration	3,161,902	30	7%
Transport Cost to Bécancour(3)	2,339,573	22	5%
Sales and Marketing	177,607	2	0%
Total Opex	44,320,267	419	100%

(1)	Costs are presented as the annual averages at steady-state after the ramp-up period

(2)	Costs are calculated based on a nominal production rate of 105,882 tpy.

(3)	Total transport costs for the portion of concentrate sent to Bécancour are distributed across total concentrate production.

21.2.1.1.	Mining Operating Costs

Mine operating costs have been estimated for each period of the mine plan and are based on operating the mining equipment, the labour associated with operating the mine, the cost for explosives as well as pit dewatering, road maintenance, and other miscellaneous activities.

The mine operating costs over the 25-year mine life have been estimated for a total of $357M and average 2.69$/t mined (138$/t of concentrate). Table 21-11 presents the mine operating cost by activity and Table 21-12 presents the mine operating cost by consumable.

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Table 21-11: Mining operating costs by activity

Activity	Unit	Value
Loading	$/t	0.25
Hauling	$/t	0.84
Drilling and Blasting	$/t	0.46
Ancillary Equipment	$/t	0.40
Labour	$/t	0.68
Equipment Leasing	$/t	0.02
Other	$/t	0.04
Total	$/t	2.69

Totals may not add up due to rounding.

Table 21-12: Mining operating costs by consumable

Activity	Unit	Value
Fuel	$/t	0.39
Tires	$/t	0.06
Parts	$/t	0.21
Explosives	$/t	0.35
Labour	$/t	0.68
Equipment Leasing	$/t	0.02
Job Site Solution	$/t	0.94
Other	$/t	0.04
Total	$/t	2.69

Totals may not add up due to rounding.

Mining Equipment

NMG has signed a Master Fleet Services Agreement with Caterpillar, who will supply the majority of the fleet of mining equipment using their JSS service model. With this model, NMG will pay for machine use on an hourly basis which includes machine supply and maintenance (parts and service), and a fleet management system. NMG will be responsible for the fuel consumption, machine operator, wear parts, and to supply the mine garage. The mine operating costs are based on pricing received by Caterpillar and their local dealer, Toromont, in Q3 2024.

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For the fleet of equipment that will not be included in the JSS, such as the production drills and service equipment, BBA requested quotations from equipment manufacturers to estimate the cost to operate and maintain these machines.

A diesel price of 0.90$/litre was considered as well as an additional 0.07$/litre that will be paid to the fuelling contractor.

Explosives and Accessories

An emulsion cost of 0.89$/kg was used, which is based on budgetary pricing from local explosive suppliers. The suppliers also provided pricing for explosive accessories such as detonators, boosters, connectors, and surface wire, as well as a cost for delivery to site.

Equipment Leasing

The mine operating costs consider leasing for the production drills and the water/sand truck. Leasing costs have been estimated using a rate of 5% and a 60-month term.

Other Miscellaneous Costs

The mine operating costs include an additional $0.240M/y, which consider the costs for consulting services, ore grade control, dewatering costs that are in addition to the operation of the pumps, as well as other miscellaneous costs.

Mine Labour

The workforce cost for the mining operations averages approximately $4.6M per year, which has been calculated based on the number of employees and their annual salaries. The salaries include fringe benefits of 30% as well as bonuses.

21.2.1.2.	Tailings Loading, Transportation, and Placement

The costs to load, transport and place the tailings in the CDF have been estimated to average 1.52$/t of tailings (41$/t of concentrate) over the life of the mine. This cost was developed using the same basis of estimate as described for the mine operating costs above. The addition of water management costs brings the total tailings cost to 57$/t of concentrate.

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21.2.1.3.	Ore Processing Operating Costs

For a typical year at 105,882 tpy of graphite concentrate, the estimated process operating costs are divided into seven main components: manpower, electrical power, grinding media and reagent consumption, maintenance and wear parts consumables consumption, bagging system, and material handling. The breakdown of these costs is summarized in Table 21-13.

Table 21-13: Summary of estimated annual initial processing plant operating costs

Operating Cost Area	Cost per year ($/y)(1)	Cost ($/t of mill feed)(2)	Cost ($/t of graphite concentrate)(2)	Total Costs (%)
Manpower	4,956,580	1.9	47	22.2
Electrical Power	5,327,758	2.1	50	23.9
Grinding Media and Reagent Consumption	5,914,625	2.3	56	26.5
Maintenance & Wear Parts Consumption	3,495,691	1.4	33	15.7
Bagging System	0	0.0	0	-
Material Handling	289,864	0.1	3	1.3
Transport to Bécancour(3)	2,339,573	0.9	22	10.5
Total Operating Costs	22,324,092	8.8	211	100.0

(1)	Costs are presented as the annual averages at steady-state after the ramp-up period

(2)	Costs are calculated based on a nominal production rate of 105,882 tpy.

(3)	Total transport costs for the portion of concentrate sent to Bécancour are distributed across total concentrate production.

Manpower Costs

It is estimated that there will be 66 employees for the administration, operations, maintenance and mill metallurgy. The total annual cost for the manpower is estimated at $5M per year. This corresponds to 46.81$/t of concentrate produced.

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Electrical Power Costs

Electrical power is required for the equipment in the processing plant such as crushers, grinding mills, flotation cells, attritors, conveyors, screens, pumps, agitators, dryer, bagging system, services (compressed air and water), etc. The unit cost of electricity was established, using “Tarif L of Hydro-Québec” and is equivalent to 0.06/kWh. The total annual cost for the processing plant electrical power is estimated at $5.6M per year. This corresponds to 53.09$/t of graphite concentrate produced.

The estimated electrical operating costs are based on the crushing plant operating 5 days a week 16 hours per day, and on the processing plant operating 24 hours per day, 7 days per week, and an annual production of 105,882 t of graphite concentrate, The electrical power consumption was developed from the mechanical equipment list and from power requirements from equipment suppliers. Variations of outdoor temperatures through the year were also considered to evaluate the energy consumption related to the ventilation and heating the processing plant.

Grinding Media and Reagent Consumption Costs

Processing costs for grinding media and reagent consumption have been divided in two components:

Grinding Media

The grinding mills (SAG and ball mill) will need a regular addition of steel balls to replace the worn media and exercise the proper grinding action on the material. Similarly, polishing mills (polishing and stirred media mills) will require addition of ceramic media to replace worn media. The media consumption has been estimated from the abrasion index of the ore, power consumption and from the operation of the demonstration plant Phase 1 - Matawinie Mine Project.

The total cost of grinding media for the mills is estimated at $4.2M per year or 39.99$/t of graphite concentrate.

Reagents

Diesel, MIBC, and xanthate are the reagents required throughout the various stages of flotation. Flocculant is required for thickener operations. Lime will be added at the polishing basin and in the plant as required. The annual quantities were determined based test work results and, on the consumption, at the demonstration plant of Phase 1 - Matawinie Mine Project.

The total cost for plant reagents is $1.5M per year or 14.38$/t of graphite concentrate.

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Maintenance and Wear Parts Consumptions

The maintenance and wear parts consumptions and costs for the crushers liners, screen deck panels, grinding mill liners, polishing mill liners, flotation cell wear parts, pump wear parts, filter cloths, dryer wear parts, etc. for different equipment were estimated as percentages of the cost of the various equipment (from 2% to 6% and averaging 4%). The costs of consumables and wear parts are estimated at $3.5M per year or 33.01$/t of concentrate produced.

Material Handling Costs

Material handling costs include rental and maintenance costs for mobile equipment in the processing plant. The total cost is estimated at $245K per year or 2.31$/t of concentrate produced.

Material Transport Costs

Material transport costs include the cost of transportation of graphite flakes in pneumatic trailers from Saint-Michel-des-Saints to the Battery Anode Plant in Bécancour. The total annual cost is estimated at $2.4M or 22.50$/t of concentrate produced.

21.2.1.4.	General and Administration Operating Costs: Phase 2 Matawinie Mine Project

The G&A operating costs include all materials, services and personnel costs associated with the site administration and technical services. These exclude all costs related to corporate office.

The G&A costs for the Matawinie Mine Project, are estimated at $3,750,866 per year of operation on average or 36.30$/t of graphite concentrate, as summarized in Table 21-14.

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Table 21-14: G&A Operating costs summary – Matawinie Mine Project

Category	Cost per year ($/y)	Unit Cost ($/t of graphite concentrate)	Description
Supplies, Utilities, Taxes, Insurance and Fees	1,521,679	14.4	Property taxes, Insurance, Mining leases, Travel and office supplies
Manpower	715,000	6.8	Total staff salaries for the 9 full-time equivalent (“FTE”) employees that will cover human resources, Procurement, Health & safety, environment, IT and accounting.
Programs	366,264	3.5	Training, Onboarding, Emergency Health Services and Community Development & Outreach
Environment	518,639	4.9	Carbon tax, Air Quality & Emission monitoring, Water Effluent, Groundwater Follow-Up, Wetlands compensation, Soil & Spill management and Noise, vibration, level Follow-Up
Infrastructure and Maintenance	40,321	0.4	Mobile Equipment, Snow Removal, Road & Land Maintenance, IS/IT, Telecommunication and Other Maintenance
Total	3,161,902	29.9

Totals may not add up due to rounding.

21.3.	Bécancour Battery Material Plant Capital Cost Estimate

21.3.1.	Estimate Type and Purpose

The main objectives of this estimate are as follows:

■	Formulate the basis for the capital cost and financial section of this NI 43-101 Updated FS report;

■	Permit NMG to reassess the economic viability of the Project;

■	Formulate the basis for project funding;

■	Allow for the potential reassessment of project scope via value engineering.

The capital cost estimates were developed within the expected accuracy range of ± 15% as attested by the results of the probabilistic contingency analysis using Monte Carlo analysis. The Estimate Accuracy inclusive of contingency is measured from P50.

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It should be noted that not all estimate areas were estimated to a class 3 level of accuracy. Exceptions include:

■	The purification water treatment area is scoping in nature and reflects a class 5/class 4 estimate.

■	Certain aspects of the purification area are closer to a class 4 estimate.

This has been taken into account in the assessment of the contingency and accuracy of the estimate. The results of the analysis show that, overall, the estimate falls within the target accuracy and meets the requirements of a class 3 estimate.

The estimate has been organized by WBS, by discipline and by BBA’s work element coding. Additionally, dedicated columns allow to filter the line items by MTO contributor.

21.3.2.	Codification

■	Work Breakdown Structure (“WBS”) – The WBS separates the Project into all its physical elements followed by sub-elements and components. Cost estimates, engineering deliverables, and quantities will be developed in accordance with the WBS;

■	Work Element Coding (“WEC”) – The WEC coding structure represents BBA’s commodity coding structure to collect the estimate items into groups of work of a similar nature or discipline;

■	Unit of measurement – metric;

■	Estimate cost type – The estimate direct costs are captured in three principal cost categories: labour, permanent equipment and permanent material that have been identified with a pricing basis according to the following parameters:

-	Firm – Pricing based on firm and/or awarded PO or contract;

-	Budgetary – Budgetary pricing;

-	Informal – Informal e-mail quote and/or budgetary pricing that has been scaled or adjusted;

-	In-house – Pricing from previous studies, escalated PO, etc.

■	Estimated – Unit price applied to developed quantities:

-	Allowance – Examples include cost contractor provided materials for equipment installation.

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21.3.3.	Principal Scope Elements

The principal elements of the Bécancour Battery Material Plant Project are listed below:

■	Infrastructure (underground services, compressed air, chilled water, electrical substations, etc.);

■	Micronization & Spheronization;

■	Purification (building, material handling, warehousing, process, water treatment);

■	Coating (building, substations, process);

■	Finishing and Bagging (building, process);

■	Buildings, equipment, and services (administration building, central warehouse, mobile equipment, IT).

21.3.4.	Pricing and Quantity Basis

21.3.4.1.	Quantity Development Overview

The approach chosen for the estimate was the standard one of issuing key engineering deliverables to the estimating group in a timely fashion and in such a manner that any subsequent revisions to these key core documents were clearly identified. All MTOs and lists were identified with a revision and issue date through document control.

Engineering has generated all MTOs except structural steel for the central warehouse, which was estimated by the estimators.

All quantities generated for the estimate exclude contingency. Growth allowances have been applied to the MTOs and are managed with a unique column within the details of the estimate.

Allowances, fabrication losses, cut and waste losses and wastage have been applied to the material unit price. Table 21-15 provides a summary of the factors used.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Table 21-15: Growth and waste allowances

Commodity	Growth (on MTO)	Growth (on pricing)	Waste (on material)
Civil	10%	none	none
Concrete MTOs	7.5%	none	3%
Concrete MTOs – Purification	10%	none	3%
Steel MTOs – Structural Members	5% growth 10% connection	none	none
Steel MTOs – Purification	7.5%	none	none
Mechanical and Electrical Equipment	none	none	none
Mechanical (ductwork, plate work)	10%	none	5%
Piping MTO – BBA Modelled	10%	none	5%
Piping MTO – BBA Manual	15%	none	5%
Piping MTO – Purification	5%	none	5%
Wire and Cable	10%	none	5%

21.3.4.2.	Major Quantity Summary

Table 21-16 provides a high-level summary of major quantities.

Table 21-16: Major quantity summary

Cost Element	Unit	Current Estimate
Excavation	m3	160,029
Backfill	m3	195,819
Lean Concrete	m3	1,457
Concrete	m3	26,359
Structural Steel	t	8,606
Roofing	m2	51,282
Siding	m2	38,005
Piping – Piping MTO	m	19,161
Piping – Building. Services (plumbing, roof drains, drainage, etc.)	m	13,337
Piping – Purification Piping MTO	m	20,846
Electrical – 1 kV to 46 kV Cable	m	19,344
Electrical – Medium Voltage & Control Cable	m	397,197
Electrical – Cable Tray	m	15,232

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

21.3.4.3.	Pricing Development Overview

The estimate is presented in US dollars (USD) reflecting market pricing as of the 4th quarter 2024 (Q2 2024) for all bulk material pricing and equipment supply. Bulk material costs are initially priced in Canadian dollars (CAD) and subsequently converted to USD. All estimate pricing is exclusive of forward escalation. Budgetary pricing was received from multiple vendors for major mechanical and electrical equipment packages. Technical reviews were performed by package. Equipment pricing is exclusive of spare parts or vendor assistance for installation and commissioning. These costs are captured separately in the indirect costs

Shipping costs for equipment are reported in the indirect costs under freight.

Table 21-17 provides a summary of the mechanical and electrical equipment pricing basis.

Table 21-17: Mechanical and electrical equipment supply basis

Pricing Basis – Equipment Supply	Total
P9 – Allowance	1.1%
P8 – Estimated	2.0%
P7 – Scaled	13.0%
P6 – Historical	2.0%
P5 – Email Quote / Internet Price	0.6%
P4 – Informal Quote	2.2%
P3 – Budgetary Quote (+/- 15%)	71.5%
P2 – Budgetary Quote (+/- 10%)	0.2%
P1 – Firm Pricing	7.4%
P0 – Purchase Order	0.0%

21.3.5.	Labour Costs

21.3.5.1.	Labour Rates

Installation labour costs are based on a 50-hour work week (5 x 10) based on a single day shift. It is anticipated that a second shift will be used for mechanical, piping, and electrical works which carries an approximate 15% premium but varies according to trades.

Wage rates for crafts have been established based on the Québec construction industry labour agreement of hourly labour costs for industrial projects in accordance with the collective institutional/commercial and industrial sectors for 2024. Double time is considered after 8 hours per day and weekends.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Composite crew wage rates have been established for each commodity based on a craft mix comprised of foreman, journeymen, apprentices and general labour across all construction trades. The composite crew rates include the following costs:

■	Craft base rates fringe benefits and overtime;

■	Mobilization & demobilization of contractors’ items;

■	Non-manual labour (general foreman, superintendent, project manager, etc.);

■	Indirect manual labour;

■	Small tools and consumables;

■	Ownership and operational costs of construction equipment (inclusive of fuel);

■	Construction cranes up to 130 t;

■	Health, safety, and environmental requirements;

■	Site supervision and administration;

■	Contractor temporary site facilities;

■	Overhead and profit.

Construction equipment is developed and assigned by specific crews. Hourly equipment costs include the material portion (depreciation, interest, cost of repair and maintenance, insurances permits and taxes) and operating portion (fuel, lubricants, and filters). Sources for rates include the yearly Québec Government publication entitled “Taux de Location de Machinerie Lourde” used by the Ministry of Transport for civil contracts related to public works, roads and highways, contractor pricing and/or pricing received by crane suppliers. The cost of the operator is excluded from the hourly operating cost and included in the crew mix.

The collective agreement contains provision for travel and accommodation allowances, which vary according to the distance of residence to the construction site. The full room and board allowance of CAD150 per day is for workers whose principal residence is 120 km or more from the job site.

The crew rates contain an allowance for 25% room and board for all construction disciplines, except for civil where 10% has been assumed and concrete where 15% has been applied.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Table 21-18: Hourly labour crew rates (CAD)

	Labour Rate
Typical Crew	Direct (CAD)	Indirect (CAD)	Equipment (CAD)	Hourly Rate (CAD)
Site Preparation	86.33	41.11	65.29	192.75
Civil Works	87.22	44.66	108.40	240.30
Concrete Works	88.49	45.07	19.56	153.10
Metal Works	89.34	51.61	45.35	186.30
Architectural	88.34	49.10	14.57	152.00
Mechanical	93.45	53.58	30.50	177.55
Piping	90.12	51.81	26.59	168.50
Electrical	93.33	52.05	12.60	158.00
Automation/Telecom	91.89	51.40	8.59	151.90

21.3.5.2.	Labour Hours and Productivity

Direct field labour is the skilled and unskilled labour required to install the permanent plant equipment and bulk materials at the Project site. Unit installation hours are exclusive of contractors’ non-manual labour (site supervisors, accountants, clerks) and indirect manual labour, which are captured in the composite crew rates. The following items were considered when developing the labour productivity factors:

■	Site Location	■	Weather Conditions
■	Extended overtime	■	Scattered items of work
■	Access to work area	■	Complexity
■	Height – Scaffolding	■	Overcrowded / Tight work areas
■	Availability of skilled workers	■	Efficiency
■	Labour turnover	■	Supervision
■	Inspection + QA / QC	■	Revamps / Connections / Tie-ins
■	Sophisticated specifications	■	Fast-track requirements
■	Materials + Equipment – Handling	■	Safety / Security

Table 21-19 provides a summary of the factors applied to the base construction hours.

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Table 21-19: Productivity factors

Activity	Factor
Civil Works	1.12
Concrete Works	1.12
Metal Works	1.12
Mechanical Works	1.15
Mechanical Works (redundancy)	1.00
Piping Works	1.15
Electrical/Automation/Telecom.	1.15

21.3.6.	Indirect Costs

21.3.6.1.	EPCM Services

The value of engineering, procurement, construction management services is comprised of these major components:

■	BBA commercial proposal for BBA detail engineering and project management services (excluding procurement) evaluated at $30.3M (2024 rates);

■	Budgetary pricing provided by REEL Alesa for detailed engineering services covering their scope of supply for material handling evaluated at $3.54M;

■	Programming (BBA discipline 4T) for implementation of management and production systems estimated at a value of $3.2M;

■	Detail engineering services for Purification not covered by BBA commercial proposal (namely process. mechanical and piping) estimated at $5.6M;

■	Allowance for architectural services not included in BBA commercial proposal – estimated at $0.6M;

■	Engineering Services for material handling support by Youlong estimated at $1.4M;

■	Engineering Services for process test works by Corem. Blest. Takasago and L3 estimated at $1.5M;

■	Construction management services by Pomerleau estimated at $34.9M;

■	Third party procurement services managed by NMG evaluated by NMG at $2.64M (included in Owner’s Costs).

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Combined value for EPCM services amounting to $81M or 13% of direct costs.

The EPCM value excludes the costs of the previous, current, and further studies that may have to be undertaken before the design is ready to be detailed.

This value also excludes support during commissioning, which is covered under the allowance for Vendor Reps and third-party commissioning support.

21.3.6.2.	Temporary Construction Facilities and Services

Temporary services and site facilities outside the scope of the contractors is based on a preliminary estimate and covers the following broad items:

■	Temporary roads, fencing and facilities, lay down areas, signage, and parking;

■	Temporary buildings such as trailers, offices, sheds, portable toilets;

■	Material handling and warehousing;

■	Construction site services (surveying, security, medical, scaffolding, janitorial, concrete testing, craft training, etc.);

■	Temporary utilities such as potable water supply pipe and sewage drainage pipe;

■	Temporary power during construction.

A separate allowance has been included to cover contractor safety inductions of 16 hours.

These services and facilities have been estimated at $25.55M amounting to 4.1% of direct costs.

The following allowances have been included for heavy lift cranes which are not including in the hourly crew rate buildups:

■	Allowance to cover the rental cost of a 240-ton crane for a period of 9 months.

■	Allowance to cover the rental cost of a 300-ton crane for a period of 4 months.

■	Allowance to cover the rental cost of a 400-ton crane for a period of 6 months.

21.3.6.3.	Freight

In general terms inland freight for all non-process bulk materials is included in the material pricing.

Freight costs have been estimated by package in consideration of the Incoterms or Ex-works location and estimated quantity of containers.

This analysis results in 6% of the equipment supply value.

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21.3.6.4.	Spare Parts

Spare parts for commissioning and capital spares have been provided by vendors for a handful of packages. The balance of packages is based on percentages of the equipment supply value.

Spare parts for commissioning spares amount to 0.8% of equipment supply and 1.6% for capital spares. Operating spare parts are excluded from the Capex.

21.3.6.5.	POV and Mechanical Acceptance

These costs cover the contractor support for pre-operational verification and pre-commissioning support and is based on 1.5% of the value of equipment.

Vendor Representatives and Third-Party Commissioning

Cost for vendor representatives required for assistance during equipment installation, commissioning, and start-ups as well as third-party support for commissioning is based on 2,400 total days of support amounting to 1.8% of the equipment value.

21.3.7.	Contingency

Contingency is an integral part of the estimate and can best be described as an allowance for undefined items or cost elements that will be incurred, within the defined project scope, but that cannot be explicitly foreseen due to a lack of detailed or accurate information.

Contingency analysis does not consider Owner’s costs, project risk, currency fluctuations, escalation beyond predicted rates, or costs due to potential scope changes or labour stoppages including potential Covid-19-related disruptions and work stoppages.

Contingency is based on a probabilistic range analysis using Monte Carlo simulations. This approach provides the level of contingency as a function of probability of underrun and provides the level of confidence, or probability that the estimate falls within the estimate target precision.

The results of the contingency analysis yield accuracy at P50 of -10.9% + 12.8% to the extreme points of the simulation results.

The estimate contingency value has been set at 13.8% of direct and indirect costs excluding Owner’s costs to correspond to the simulation results at P50.

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Table 21-20: Contingency analysis results (excluding Owner’s costs)

Percentile	Simulation Values ($)	Contingency Amount ($)%
5%	823,235,395	58,449,166	7.6%
10%	833,663,289	68,877,061	9.0%
15%	840,518,908	75,732,679	9.9%
20%	846,590,956	81,804,728	10.7%
25%	851,079,780	86,293,551	11.3%
30%	855,601,630	90,815,401	11.9%
35%	859,698,449	94,912,220	12.4%
40%	863,585,929	98,799,700	12.9%
45%	867,347,111	102,560,881	13.4%
P50	870,154,456	105,368,227	13.8%
55%	874,750,210	109,963,981	14.4%
60%	878,511,392	113,725,163	14.9%
65%	882,398,872	117,612,643	15.4%
70%	886,495,690	121,709,461	15.9%
75%	890,961,261	126,175,032	16.5%
P80	895,713,319	130,927,091	17.1%
85%	901,578,412	136,792,184	17.9%
90%	909,415,882	144,629,654	18.9%
95%	920,227,700	155,441,471	20.3%

21.3.8.	Owner’s Costs

Owner’s costs have been provided by NMG for this Updated FS Capex and are not under BBA’s control.

The following list shows the items included by NMG:

■	Owner’s project team salaries and expenses;

■	Owner’s project site office expenses;

■	Site operation & maintenance of temporary infrastructure;

■	Third party consultant & specialists for various studies;

■	Owners team travel expenses;

■	Training centre & training personnel (excluding trainees);

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■	ORP planning & deployment (material, systems, processes, SOPs) (excluding early hiring of staff & labour);

■	Senior staff salaries as of Year -2;

■	Plant labour, progressive deployment during Year -1;

■	Environmental, construction permits & approvals;

■	Environment consultant.

The following items were additionally provided by NMG for inclusion in Owner’s Costs:

■	Procurement services by 3rd party (managed by NMG): CAD3.7M;

■	SPIP (Bécancour Industrial park cost charged to NMG): CAD5.153M

The combined value of Owner’s Costs represents 6.6% of direct costs.

21.3.9.	Escalation

All costs are valid to the estimate base date (December 23, 2024). All forward escalation from the estimate base date through to mechanical completion is excluded from the estimate. BBA has prepared a forward escalation analysis based on completed Capex, Pomerleau construction schedule and a high-level cash flow. The escalation has been calculated according to BBA’s instruction on cost escalation evaluation (BBA, 2013). The result of this analysis is $66.5M.

21.3.10.	Capital Cost Summaries

Table 21-21 presents the cost breakdown of the commercial plant by major area.

Table 21-21: Bécancour Battery Material Plant Capex summary by major area

Area	Description	Labour ($)	Material ($)	Equipment ($)	Indirect / Subcontract ($)	Total ($)

Direct Costs
2	On-site Infrastructure	17,933,706	22,606,821	16,407,796	4,029,836	60,978,160
3	Micronization & Spheronization	70,950,089	42,113,414	80,964,821	4,313,026	198,341,350
4	Purification	64,399,523	52,176,938	98,599,269	207,560	215,383,289
5	Coating	25,941,293	18,619,141	38,184,298	156,590	82,901,321
6	Finishing, Packaging and Storage	9,053,684	6,731,779	10,223,022	26,897	26,035,382
7	Process Services	11,749,823	9,063,252	17,783,693	417,599	39,014,366
	Total Direct Costs	200,028,116	151,311,346	262,162,898	9,151,509	622,653,869

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Area	Description	Labour ($)	Material ($)	Equipment ($)	Indirect / Subcontract ($)	Total ($)

Indirect Costs
	Owner's Costs				41,102,449	41,102,449
	EPCM Services				81,012,798	81,012,798
	Temporary Facilities & Utilities				25,545,991	25,545,991
	Heavy Lift & Construction Cranes				2,432,143	2,432,143
	POV & Mechanical Acceptance				3,932,429	3,932,429
	Commissioning Spare Parts				2,097,286	2,097,286
	Capital Spare Parts				4,194,571	4,194,571
	Initial Fill				excluded	0
	Freight				2,621,643	2,621,643
	Vendor Representatives				15,729,786	15,729,786
	Contingency				4,565,714	4,565,714
	Total Indirect Costs				288,603,380	288,603,380
	Total Capex (Total Direct + Indirect Costs)				297,754,889	911,257,249

21.3.11.	Qualifications and Exclusions

The following items are excluded from the Capex:

■	Currency fluctuations;

■	Allowance for upgrade of off-site facilities not previously identified;

■	Technology fees;

■	Sunk costs;

■	Soil decontamination;

■	Land acquisition and rights of way;

■	Project risk and risk reserve;

■	Escalation.

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21.4.	Bécancour Battery Material Plant Operating Cost Estimate

This section provides information on the Opex of the Phase 2 – Bécancour Battery Material Plant operating at an annual nominal production rate of 44.1 kt of AAM. The costs cover both concentrate processing and some general administration costs. Table 21-22 presents a summary of the operating costs.

The sources of information used to develop the operating costs include in-house databases and outside sources, particularly for materials, services and consumables. All amounts are in US dollars, unless otherwise specified.

Table 21-22: Operating costs summary – Phase 2 Bécancour Battery Material Plant

Description	Cost per Year ($ M/y) (1)	Cost ($/t AAM) (2)	Total Costs (%)
Concentrate Processing	112.5	2,551	90.8%
General and Administration	8.6	195	7.0%
Sales & Marketing Costs	2.8	64	2.3%
Total Opex	123.9	2,810	100.0%

(1)	Costs are presented as the annual averages at steady-state after the ramp-up period.

(2)	Costs are calculated based on a nominal production rate of 44,100 tpy.

21.4.1.1.	Concentrate Processing Cost

The operating costs of the Bécancour Battery Material Plant were estimated to be $112.5M per year based on a steady-state annual production of 44.1 kt of AAM. The costs were established from test work results, pilot/demonstration plant operation, supplier quotations and BBA’s in-house database. The estimated operating costs are divided into six main components: consumables, electrical & natural gas consumption, labour, maintenance, reagents as well as waste disposal and water costs. The cost breakdown is presented in Table 21-23.

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Table 21-23: Bécancour Battery Material Plant concentrate operating costs summary

Description	Cost per year ($M/y) (1)	Total Costs (%)
Consumables	11.2	9.9
Electrical & Natural Gas Consumption	16.9	15.0
Labour	16.7	14.9
Maintenance	10.4	9.3
Reagents	51.0	45.3
Waste Disposal and Water	6.3	5.6
Total	112.5	100%

Totals may not add up due to rounding.

(1)	Costs are presented as the annual averages at steady-state after the ramp-up period.

Table 21-24: Bécancour Battery Material Plant concentrate operating cost per product type

Description	Annual Production (tpy) (1)	Cost ($/t)	Total Costs ($M)(2)
Active Anode Material	44,100	2,530	111.6
Screened Concentrate	14,720	61	0.9
Total	-	-	112.5

Totals may not add up due to rounding.

(1)	Volumes reflect steady-state production, exclude the initial ramp-up period, and are based on normalized operations.

(2)	Costs are presented as the annual averages at steady-state after the ramp-up period.

Table 21-25: Bécancour Battery Material Plant concentrate operating per transformation step

Description	Cost per year ($M/y) (1)	Total Costs (%)
Micronization/spheronization	19.6	17.4
Purification	65.7	58.4
Coating	16.4	14.6
Finishing and Bagging	10.8	9.6
Total	112.5	100%

Totals may not add up due to rounding.

(1)	Costs are presented as the annual averages at steady-state after the ramp-up period.

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21.4.1.2.	Labour Costs

It is estimated that the operation of the plant will require 198 employees (white and blue collars). This includes the supervisory and operating staff for all sectors, plant maintenance and mechanical, electrical and instrumentation personnel. The personnel list was developed by NMG and reviewed by BBA. The base pay, fringe benefits, overtime and bonuses for both the 41 salaried and 157 hourly workers were developed by NMG’s human resources team. The total cost of labour is estimated at $16.7M per year at the peak, which corresponds to 14.9% of the total operating costs. A breakdown of the number of employees and cost per sector is presented in Table 21-26.

Table 21-26: Bécancour Battery Material Plant labour

Area	Number of Employees
Micronization & Spheronization	32
Purification	32
Coating	22
Finishing and Bagging	18
Maintenance	46
Laboratory	23
Management	25
Total Labour	198

21.4.1.3.	Electrical Power and Natural Gas Costs

The cost of electrical power for the Bécancour Battery Material Plant Project was calculated using Hydro-Québec’s “rate L” industrial rate of $8.056/kW/month (for the subscribed power component) in addition to $0.02585/kWh (for the energy component) for large-power customers.

The total annual cost of electricity for the Bécancour Battery Material Plant is based on electrical power requirements of processing equipment, such as pneumatic conveying systems, services (compressed air and water), M/S lines, purification reactors heating, purification dryers, coating furnaces, bagging systems, etc. The total annual electrical consumption (nominal) is estimated at 471.3 GWh, with a cost of $16.9M per year.

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The design basis used for the estimation of the electrical operating cost is based on the plant operating 24 hours per day, 7 days per week, at a plant availability of 92%. The electrical power consumption was established from the mechanical equipment list and adjusted with the appropriate load and efficiency factors as well as operating hours. The estimated electrical operating cost are listed in Table 21-27.

Table 21-27: Advanced material plant electrical concentrate operating costs

Area	Annual Consumption (GWh)(1)
Micronization & Spheronization	243.4
Purification	135.4
Coating	87.7
Finishing and Bagging	4.8
Total	471.4

(1)	The energy for the transformation losses, ancillary buildings and process services were redistributed among the four main process sectors.

Natural gas is used for extra heating the process buildings during winter and for the thermal oxidizers treating the off gas of the coating furnaces. The thermal oxidizers ensure that all volatiles are fully converted to CO2 and H2O before being released to the atmosphere. Because the combustion reactions are exothermic, the natural gas consumption is limited to maintaining a pilot light per oxidizer and for heating requirements during equipment start-up following maintenance shutdowns. The total annual consumption is estimated at 364,425 Nm3.

21.4.1.4.	Chemical Reagent Consumption Costs

Reagents required throughout the different stages of the process are nitric acid, hydrofluoric acid, hydrochloric acid, oxygen, caustic soda, oxygen, nitrogen, iron sulfate (coagulant) and polymer (flocculant).

The annual consumption of each reagent is a confidential information.

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Table 21-28: Reagent use for the Bécancour Battery Material Plant

Reagent	Use
Nitric Acid	Leaching of impurities
Hydrofluoric Acid	Leaching of impurities
Hydrochloric Acid	Leaching of impurities
Oxygen	Leaching promoter
Caustic soda	Neutralization of purified graphite Neutralization of the off gas in the gas treatment scrubber Neutralizing agent in the WTP
Nitrogen	Oxidation protection in coating mixers and coating furnaces
Pitch	Carbon precursor for graphite coating

The annual consumption of reagents was calculated based on test work results and on water treatment models. The total cost of reagents is $51.0M per year, which represents 45.3% of the total processing costs.

21.4.1.5.	Maintenance and Consumable Costs

Maintenance Costs were estimated based on percentages of the equipment capital costs. The total maintenance cost is $10.4M per year which accounts for 9.3% of the concentrate processing Opex.

Consumable costs consist of known replacement parts including spare parts for micronizers and spheronizers, coating crucibles replacement, costs associated with final products bagging (bags, pallets, shrink wrap) and laboratory supplies. These costs were mainly developed using supplier quotations and recommendations. The consumable costs are estimated at $11.2M annually.

21.4.1.6.	Waste Disposal, Water and Environment

The Bécancour Battery Material Plant generates a water treatment plant sludge. The sludge is a mixture of the remaining impurities and residual purification reagents, which are neutralized and precipitated. The filtered, washed sludge is disposed of at a local industrial waste disposal site. The costs include disposal, transportation and disposal fees to the government. For this Updated FS, the sludge is considered as a non-hazardous waste for the disposal costs. As the development of the water treatment process will progress, sludge samples will be generated and characterized – should the sludge be determined to be a hazardous waste, additional disposal costs would be incurred (see Chapter 25 in the risk section for an estimation of the additional costs).

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The site recycles as much process water as is possible from the WTP. The average industrial water make-up requirement is 22 m3/h. The cost of the industrial water from the SPIPB is estimated at $8,000 per year. The potable water requirements are calculated based on the number of personnel on site. The cost of potable water supplied by the city of Bécancour is estimated at $1,300 per year.

21.4.1.7.	General and Administration Operating Costs: Phase 2 Bécancour Battery Material Plant

G&A costs for the Bécancour Battery Material Plant, are estimated at $8.2M per year of operation on average or 187$/t of Active Anode Material throughput, as summarized in Table 21-29.

Table 21-29: G&A operating costs summary – Bécancour Battery Material Plant

Category	Cost per year ($M/y)(1)	Unit Cost ($/t of AAM)(2)	Description
Supplies, Utilities, Taxes, Insurance and Fees	6.7	151	Property taxes, Insurance, Mining leases, Travel and office supplies.
Manpower	0.6	14	Total staff salaries for the 8 FTE employees that will cover human resources, Procurement, Health & safety, environment, IT and accounting.
Programs	0.5	12	Training, Onboarding, Emergency Health Services and Community Development & Outreach.
Environment	0.3	7	Carbon tax, Air Quality & Emission monitoring, Water Effluent, Groundwater Follow-Up, Wetlands compensation, Soil & Spill management and Noise, vibration, level Follow-Up.
Infrastructure and Maintenance	0.5	11	Mobile Equipment, Snow Removal, Road & Land Maintenance, IS/IT, Telecommunication and Other Maintenance
Total	8.6	195

Totals may not add up due to rounding.

(1)	Costs are presented as the annual averages at steady-state after the ramp-up period.

(2)	Costs are calculated based on a nominal production rate of 44,100 tpy.

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22.	Economic Analysis

The economic assessment of the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects (herein referred to as the Projects) of NMG is based on Q1 2025 price projections in United States currency (“USD” or “$”) and cost estimates in Canadian currency (“CAD”). An exchange rate of 0.7143 USD per CAD (1.40 CAD per USD) was used to convert USD market price projections and specific components of the cost estimates into CAD. No provision has been made for the effects of inflation. The evaluation was conducted on a 100%-equity basis. Current Canadian tax regulations were applied to assess the corporate tax liabilities while the Québec mining tax regulations adopted in 2013 were applied to assess the mining tax liabilities.

The financial indicators under base case conditions are presented in Table 22-1.

Table 22-1: Integrated Projects economic highlights

Economic Highlights	Unit	Matawinie Mine	Bécancour Battery Material Plant	Integrated NMG Model
Pre-tax NPV @ 8%	M$	402	925	1,328
After-tax NPV @ 8%	M$	248	801	1,053
Pre-tax IRR	%	17.7	17.1	17.3
After-tax IRR	%	16.0	18.0	17.5
Pre-tax Payback Period	year	5.5	6.0	5.8
After-tax Payback Period	year	5.2	5.0	5.0

A sensitivity analysis reveals that the viability of the Projects will not be significantly vulnerable to variations in capital and operating costs within the margins of error associated with FS estimates, in this case -10% to +20%. However, the viability of the Projects remains more vulnerable to the USD/CAD exchange rate and the larger uncertainty in future market prices.

22.1.	Assumptions

22.1.1.	Macro-economic Assumptions

The main macro-economic assumptions used in the base case are listed in Table 22-2. The weighted-average annual price forecast for the Projects’ basket of graphite concentrate product is based on size-purity-dependent price projections provided by Benchmark Mineral Intelligence. Details on the derivation of this price forecast are provided in Chapter 19 of this report. The sensitivity analysis examines a range of prices 30% above and below this base case forecast.

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Table 22-2: Macro-economic assumptions

Item	Unit	Base Case Value
Exchange Rate	USD/CAD	1.40
Discount Rate	% per year	8
Discount Rate Variants	% per year	6 and 10

The financial analysis is based on the sales prices (weighted average on the life of mine) shown in Table 22-3. These prices are derived from the assumptions and sources in Chapter 19.

Table 22-3: Sales prices breakdown per product

Product	Volume (tpy)(1)	Price (USD/t)(2)
Matawinie Mine Flakes	14,720	1,469
Active Anode Materials (AAM)	44,100	9,346 (Y1 to Y7) 10,402 (Y8 to Y25) 10,106 (Y1 to Y25 average)
Micronized By-products	43,334	400

Notes:

(1)	Volumes reflect steady-state production, exclude the initial ramp-up period, and are based on normalized operations.

(2)	Averaged Price.

An exchange rate of 0.7143 USD per CAD (1.40 CAD per USD) was used to convert the USD market price projections into Canadian currency. The sensitivity of the base case financial results to variations in the exchange rate was examined. These cost components, which include U.S. content originally converted into Canadian currency using the base case exchange rate, were adjusted accordingly.

The deposit has been certified a “Mineral Resource” by the Canada Revenue Agency. Thus, the current Canadian tax system applicable to Mineral Resource Income was used to assess the annual tax liabilities Projects. This consists of federal and provincial corporate taxes as well as provincial mining taxes. The federal and provincial corporate tax rates currently applicable over the Projects operating life are 15.0% and 11.5% of taxable income, respectively. The applicable marginal tax rates under the Québec mining tax regulations are 16%, 22% and 28% of taxable income and depend on the profit margin. As the final product of the mine for the purpose of this assessment consists of sorted graphite flake concentrates, a processing allowance rate of 13% is assumed.

The assessment was conducted on a 100%-equity basis using a discount rate of 8%.

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22.1.2.	Agreements and Royalties Obligations

The Matawinie Property, which includes the Mining Property, is currently subject to a 2.0% net smelter return (“NSR”) in favour of Pallinghurst Graphite. The royalty agreement contains provision detailing the formula to calculate the 2.0% NSR for the various products, whether derived directly from the minerals mined at the Matawinie Mine or further transformed at the Bécancour Battery Material Plant. NMG has also signed agreements with the Municipality of Saint-Michel-des-Saints and the Atikamekw of Manawan. These agreements include commitments to share economic benefits, with related costs included in the Projects cost estimate. Further details of these agreements are provided in Chapter 4.

22.1.3.	Technical Assumptions

The main technical assumptions used in the base case are listed in Table 22-4. More details are available in Chapters 16 and 17.

Table 22-4: Technical assumptions for the Matawinie Mine Project

Item	Unit	Base Case Value(1)
Total diluted Proven and Probable Reserve	M tonnes	61.7
Average Grade	% Cg	4.23
Annual Processing Rate	ktpy	2.55
Average Stripping Ratio	w : o	1.16
Mine Life	year	25
Process Recovery	%	93
Concentrate Grade	% C(t)	97.5
Nominal Concentrate Production	tpy	105,882
Average Mining Costs	$/t of graphite concentrate	136
Average Processing Costs	$/t of graphite concentrate	189
Average Tailings & Water Management Costs	$/t of graphite concentrate	40
Average General and Administration Costs	$/t of graphite concentrate	30
Average Transport Cost to Bécancour	$/t of graphite concentrate	22
Average Sales and Marketing	$/t of graphite concentrate	2
Average Matawinie Mine Total Costs	$/t of graphite concentrate	419

(1)	Average costs reflect steady-state production, exclude the initial ramp-up period, and are based on normalized operations.

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The first production year consists of a ramp-up period of 3 months followed by 9 months at quasi-full production.

Table 22-5: Technical assumptions - Bécancour Battery Material Plant

Item	Unit	Base Case Value(1)
AAM	tpy	44,100
By-products Fines	tpy	43,334
Average Shaping Costs	$/t of AAM	444
Average Purification Costs	$/t of AAM	1,490
Average Coating Costs	$/t of AAM	371
Finishing and Bagging Costs (Direct Costs)	$/t of AAM	245
Average General and Administration Costs	$/t of AAM	195
Average Sales and Marketing	$/t of AAM	64
Average Bécancour Plant Total Costs	$/t of AAM	2,810

(1)	Average costs reflect steady-state production, exclude the initial ramp-up period, and are based on normalized operations

The production ramp-up period has been defined per quarter for the first 2 years per line of production. On a yearly basis, the analysis resulted in a ramp-up of 18.0% for Year 1 and 86.9% for Year 2.

22.2.	Financial Model and Results

Figure 22-1 illustrates the after-tax cash flow and cumulative cash flow profiles of the Projects for the base case conditions.

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Figure 22-1: After-tax cash flow and cumulative cash flow profiles

A summary of the evaluation results is presented in Table 22-6, and Table 22-7 provides the cash flow statement, both for base case conditions.

The summary table and cash flow statement indicate that the total pre-production (initial) capital costs were evaluated at $1,857M. The sustaining capital requirement was evaluated at $62M. Mine closure costs in the form of trust fund payments at the start of mine production were estimated at an additional $33M.

The cash flow statement shows a breakdown and provides an estimated capital spending schedule over the construction period of the Projects. Working capital requirements were estimated at 4 months of total annual operating costs. As operating costs vary annually over the mine life, additional amounts of working capital are injected or withdrawn as required.

The total revenue for the integrated Projects was estimated at $11,596M, and the total operating costs were estimated at $4,139M.

The financial results indicate a pre-tax NPV of $1,307M at a discount rate of 8%. The pre-tax internal rate of return (“IRR”) is 17.3% and the payback period is 6 years. The after-tax NPV is $987.5M at a discount rate of 8%. The after-tax IRR is 17.0% and the payback period is 5.3 years.

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Certain after-tax financial metrics exceed pre-tax results, reflecting the favourable impact of eligible tax incentives, such as the Canadian Clean Technology Manufacturing Investment Tax Credit (CTM ITC), Zero-Emission Technology Manufacturing (ZETM) measures, provincial tax holidays for large investment projects and other applicable incentives.

Table 22-6: Projects evaluation summary – Base Case

Item	Unit	Integrated Projects
Total Revenue	M$	11,598
Total Operating Costs	M$	4,212
Initial Capital Costs (excludes Working Capital)	M$	1,326
Sustaining Capital Costs	M$	45
Mine Rehabilitation Trust Fund Payments	M$	23
Total Pre-tax Cash Flow	M$	6,102
Pre-tax NPV @ 6%	M$	1,968
Pre-tax NPV @ 8%	M$	1,328
Pre-tax NPV @ 10%	M$	867
Pre-tax IRR	%	17.3
Pre-tax Payback Period (1)	year	5.8
Total After-tax Cash Flow	M$	4,585
After-tax NPV @ 6%	M$	1,538
After-tax NPV @ 8%	M$	1,053
After-tax NPV @ 10%	M$	699
After-tax IRR	%	17.5
After-tax Payback Period (1)	year	5.0

(1)	Measured from the start of commercial production.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Table 22-7: Cash Flow Statement – Base Case

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22.3.	Sensitivity Analysis

A sensitivity analysis has been carried out, with the base case described above as a starting point, to assess the impact of changes in total pre-production (initial) capital expenditure (Capex), operating costs (Opex), product prices (price) and the USD/CAD exchange rate on the Projects’ NPV @ 8% and IRR. Each variable was examined one-at-a-time (price forecasts of the different concentrate products are varied together). An interval of ±30% with increments of 10% was used for the first three variables. The U.S. content associated with the cost estimates was used to adjust the estimates for each exchange rate assumption.

The before-tax results of the sensitivity analysis, as shown in Figure 22-2 and Figure 22-3, indicate that, within the limits of accuracy of the cost estimates in this Updated FS (-10%/+20%), the before-tax viability of the Projects does not appear to be significantly vulnerable to the under-estimation of capital and operating costs, taken one at-a-time. As seen in Figure 22-2, the NPV is more sensitive to variations in Opex than Capex, as shown by the steeper slope of the Opex curve. As expected, the NPV is most sensitive to variations in price and the USD/CAD exchange rate. The NPV remains positive at the lower limit of the price interval (±30%) and at the upper limit of the exchange rate interval examined.

Figure 22-2: Pre-tax NPV 8% – Sensitivity to capital expenditure, operating cost, prices, and USD/CAD exchange rate

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Figure 22-3, showing variations in internal rate of return, provides the same conclusions. Due to the different timing associated with Capex versus Opex, the IRR is more sensitive to variations in Capex than in Opex.

Figure 22-3: Pre-tax IRR – Sensitivity to capital expenditure, operating cost, prices, and USD/CAD exchange rate

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

The same conclusions can be made for the after-tax results of the sensitivity analysis as shown in Figure 22-4 and Figure 22-5. Figure 22-4 indicates that the after-tax viability of the Projects is mostly vulnerable to a price forecast reduction and change in the USD/CAD exchange rate, while being less affected by the under-estimation of capital and operating costs. Nevertheless, the NPV remains positive at the lower limit of the price interval and at the upper limit of the exchange rate interval examined.

Figure 22-4: After-tax NPV 8% – Sensitivity to capital expenditure, operating cost, prices, and USD/CAD exchange rate

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Figure 22-5 showing variations in internal rate of return, provides the same conclusions.

Figure 22-5: After-tax IRR – Sensitivity to capital expenditure, operating cost, prices, and USD/CAD exchange rate

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

23.	Adjacent Properties

No other mineral properties owned by NMG are located contiguous to the Mining Property and no other advanced mining projects are noted in the area. Another exploration stage claim block forming NMG’s Matawinie Property is located some 35 km north of the Mining Property (see Figure 4-1) and is therefore not described in the current report. However, the author considers that the mineralization on this other claim block is somewhat relevant to the mineralization observed in the Tony Block, as they share the same type of lithologies and a similar formational and tectonic environment. Figure 23-1 illustrates the Mining Property and the surrounding active claims. This information was downloaded from the MRNF claims management system (GESTIM) (https://gestim.mines.gouv.qc.ca/MRN) on January 6, 2025 and was validated on March 24, 2025.

As stated in Chapter 4, it is important to note that as of October 28, 2024, areas covering approximately 7,000 km2 is subject to a temporary suspension of new claim designations, as these have been deemed incompatible with mining activities by the MRC. These areas are roughly centred and cover most of the Mining Property. This does not affect the Mining Property claims, nor their renewal or mineral rights. Additionally, in 2024, the MRNF proposed a draft bill (#63) to amend the Mining Act and other provisions. This bill was assented to on November 29, 2024. Article 304.1.3, paragraph 1 of this amendment renders all parcels of land in the private domain incompatible with mining activities except for claims designated prior to May 28, 2024. Hence, the amendment does not affect the Mining Property as it would only retroactively affect claims designated from May 28, 2024, onwards. The Mining Property claims were all designated prior to this date. Additional information about this is available on the MRNF’s GESTIM site as well as on SIGEOM’s interactive online map (https://sigeom.mines.gouv.qc.ca).

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560000
570000
580000
590000
600000
5180000
5170000
5160000
5150000
Saint-Michel-Des-Saints
Saint-Guillaume-Nord
131
Saint-Zénon
Figure 23.1
Adjacent Properties
Tony Claim Block Boundaries
Nouveau Monde Claim
Active Claim Not Owned by Nouveau Monde
Mineral Exploration Prohibited
Temporary Suspension of Claim Designation
Town / Community
N
0 2.5 5 10 Kilometers
Projection: UTM NAD 83 Z18 Scale 1:200K NTS: 31I/12, 31J09
Created by: Antoine Cloutier P. Geo., January 6, 2025
NOUVEAU MONDE GRAPHITE

Figure 23-1: Adjacent properties

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

24.	Other Relevant Data and Information

24.1.	Construction Execution Plan and Schedule

This section of the report provides a summary and general description of the Project Execution Plan upon which the project schedule and the capital cost estimate were developed. The major Projects’ milestones are listed in Table 24-1

Table 24-1: Projects’ milestones

Activity	Start Date	Completion Date
Global Milestones
Provincial Global Certificate of Authorization (Environmental)		Complete
Full Investment Decision (“FID”)		time 0
Matawinie Mine (Saint-Michel-des-Saints, Québec)
Detail Engineering		Month 9
Major Supplier Engineering	Month (-8)	Month 0
Site Preparation Permit Obtained		2020
Civil Site Works Including Tailings and Water Management	Month 1	Month 25
Mills Construction (equipment installation)	Month 12	Month 22
Full Power Available on Site		Month 16
Cold Commissioning	Month 21	Month 27
Hot Commissioning	Month 24	Month 30
First Tonnes Delivered to Bécancour		Month 29
Battery Material Plant (Bécancour, Québec)
Major Supplier Engineering	Month (-6)	Month 2
Detailed Engineering	Month (-6)	Month 14
Excavation and Underground Work Permit Obtained		Month 3
Site Preparation and Underground Services	Month 1	Month 12
Major Process Equipment Fabrication & Deliveries	Month 1	Month 21
M/S Construction to Line 1 Completion		Month 28
Purification Construction to Line 1 Completion		Month 25
Coating Construction to Line 1 Completion		Month 28
Cold Commissioning Line 1	Month 28	Month 31
Cold Commissioning Lines 2 & 3	Month 31	Month 35
Hot Commissioning Line 1	Month 31	Month 32
Hot Commissioning Lines 2 & 3	Month 33	Month 37
Production of First Material		Month 33

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

The project execution schedule developed in this Study and described herein covers the period from the resumption of detailed engineering for the Matawinie Mine in SMDS and the launch of detailed engineering for the Bécancour Battery Material Plant.

Major assumptions driving the key milestones for the Matawinie Mine and Concentrator are as follows:

■	PFDs are frozen;

■	Certificate of authorization is approved;

■	Detailed engineering start before FID;

■	Purchase orders (“POs”) for critical supplier engineering information will be awarded pre-FID;

■	POs for fabrication launched:

1.	Electrical long lead items pre-FID.

2.	Mineral processing long lead items pre-FID

3.	Long lead items, at day 1 post-FID.

■	Construction mobilization will begin just after FID;

■	The mills delivery will begin 10 months after FID;

■	The initial co-deposition dry tailings facility and water management structures will start in Month 1 and be completed in Month 15;

■	Ramp-up to be achieved in 12 months, with 60% capacity achieved 3 months after cold commissioning completion.

Major assumptions driving the key milestones for the Bécancour Battery Material Plant are as follows:

■	Detailed engineering starts 6 months before FID;

■	Three-phased permitting is successful, meaning:

1.	Site preparation permit is available at FID.

2.	Foundation and buildings construction permit is available 6 months after FID.

3.	Process equipment installation permit is available 9 months after FID.

■	Critical and long lead item POs for supplier engineering are awarded starting at interim financing agreement at Month -6 and equipment fabrication is authorized at FID;

■	Site preparation work and temporary site installations start 1 month after FID;

■	Early selection of prefabricated concrete and steel fabricators to allow early procurement of base materials and meet required on site dates;

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

■	Construction plan aims at the commissioning of Line 1, which includes the M/S lines on the first floor of this area, one of the multiple process trains of the Purification area, one of the multiple coating kilns, one of the multiple finishing and bagging lines, and all the utilities required to perform commissioning and startup activities;

■	Graphite concentrate is available from the mine to proceed with hot commissioning at Month 29;

■	Hot commissioning of Line 1 will be completed prior to starting the remaining lines and trains by Month 33;

■	Lessons learned from Line 1 will be implemented prior to start-up of the other lines;

■	Hot commissioning of the other lines and train to be completed by Month 37;

■	Ramp-up to name-plate capacity to be completed in 18 months after first material.

24.1.1.	Master Schedule

The master schedule is based on the completion of the construction and achieving mechanical completion of the Matawinie Mine and Concentrator, 6 months of commissioning and ramp-up to produce sufficient graphite for the Battery Material Plant by Month 29 (Figure 24-1).

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

FID
N-21
N-18
N-15
N-12
N-9
N-6
N-3
N+3
N+6
N+9
N+12
N+15
N+18
N+21
N+24
N+27
N+30
N+33
N+36
N+39
N+42
N+45
N+48
N+51
Matawinie
Engineering
Feasibility Study Update
Class 3 Estimate Update
NI43-101
Detail Engineering
Permitting
Civil (IFC)
Tailings and water management structures
Concrete / Structure design
Mechanical design
Piping
Electrical, AI & C
Procurement
Mineral Processing Equipment (crushers, mills, etc.)
Support Processing Equipment (conveyors, pumps, etc.)
HT Equipment (Transformer and E-Houses)
Construction
Preparatory Work of Industrial Site
General Civil Work
Concrete
Steel Structure
Architectural - Building Envelop & Roof
Secondary Structure - Steel & Equipment Bases
Interior Work & Process (Includes Mec, Elec & Inst)
Mine pre-development
Commissioning and Start-up
Cold Commissioning
Hot Commissioning
First Material Delivery to Bécancour
Operation Ramp-up
Bécancour
Engineering
Feasibility Study
Class 3 Estimate
NI43-101
Detail Engineering
Permitting
General Site Civil Drawing
Concrete / Structure design
Mechanical design
Piping
Electrical, AI & C
Procurement
Micro-spherization
Purification
Coating
Finishing & Packaging
HT Equipment (Transformer, E-Houses & etc.)
Other Long lead items
Construction
General Civil Work
Concrete
Steel Structure
Architectural - Building Envelop & Roof
Secondary Structure
Interior Work & Process (Mec & Piping)
Interior Work & Process (Elec & Inst)
Commissioning and Start-up
Cold Commissioning
Hot Commissioning
First Material Delivery *
Operation Ramp-up

Figure 24-1: Master schedule

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

24.1.2.	Project Organization

NMG selected an owner-managed project execution strategy in which the owner maintains direct control and management over key aspects such as planning, coordination, and decision-making, while delegating the engineering, procurement and construction management, as further detailed below.

Project Management and Control

Under the direction of NMG’s project manager and project services director, the project control team of each site will finalize the definitive control budget and schedule for the Projects. NMG’s project control strategy involves partnering with one firm to establish and implement best practices in budget management, schedule control, change management, and risk monitoring. NMG maintains full control over the project management by introducing vigilant monitoring of cost, schedule, quality, and performance by implementing robust tools and control documents such as:

■	Change control plan for managing changes to project scope, schedule, and budget;

■	Key performance indicators for evaluating project performance;

■	Monthly report on status and key metrics.

Engineering and Procurement

Each site will have its own engineering team. For the Matawinie Mine, the design is to be split into the processing plant design and site infrastructure with one firm, and the tailings co-deposition with another firm.

For the Bécancour Battery Material Plant, the design is expected to be with one firm combined with different specialists.

To support the construction schedule, the following activities will be closely monitored:

■	The engineering and procurement mandates for each project will be authorized to proceed as soon as an interim financing agreement is in place.

1.	For the Matawinie Mine Project, the key starting activities are:

o	Updating quotations from bidders selected from previous bid processes and award of long-lead equipment;

o	With confirmed information, engineering will complete the design for construction bid packages;

o	First drawings for construction required are for site preparation, underground services and BC-2 water collection basin;

o	Engineering is expected to be substantially complete by Month 12.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

2.	For the Bécancour Battery Material Plant, the key activities are:

o	The award of the four major packages and the finalization of the Purification area basic design. The four major packages are the following:

–	M/S equipment;

–	Transformers and Switchgears for the substation;

–	Material handling system for the entire plant;

–	Coating furnaces.

o	Freeze site plan in Month -3;

o	Prepare supporting documentation for building construction permit request;

o	Pre-select prefabricated concrete and steel fabricators for assistance in design and early material procurement;

o	Complete P&IDs and HAZOP in Months -3 to -1.

o	Detailed engineering is expected to be complete by Month 13.

As for procurement, as well as managing the usual bidding and awarding process for purchase packages and contracts, a key to the Projects success will be efficient expediting and development of logistical strategies.

Construction Management

For each site, NMG will hire an experienced general contractor to act as construction manager (“CM”). The CM is also involved pre-FID to assist with budgeting, scheduling, constructability and value engineering.

The Matawinie Mine construction management team will be structured in two teams. One team, managed by the CM, will manage and coordinate all activities directly related to the Concentrator. The second team, directly managed by NMG, will manage all ancillaries including, the site preparation, roads, mine pre-production, tailings management facility, main substation, etc. Both teams will report to the Matawinie Mine construction manager.

The Bécancour Battery Material Plant construction management team will be structured in one team managed by the CM, who will manage and coordinate all activities and contractors on site.

Each site will have teams composed of project managers, construction superintendents, supervisors, contract administrators, planning and progress specialists, and BIM specialists. These teams will be located in offices near their respective construction areas.

At each site, the CM will be assisted by a health and safety manager, an environment manager, a site project controls manager, a materials control manager, and a resident engineer who will coordinate with office engineering as well as lead the field QA/QC personnel.

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24.1.3.	Project Construction Strategy

24.1.3.1.	Matawinie Mine

Under the leadership of a NMG construction director, who will supervise the general contractor hired for construction management and the mine and tailings team, contracts will be organized by major areas and segregated by trades. The construction strategy is based on completing construction and commissioning as soon as possible. The Matawinie Mine Project is located approximately160 km, by road, north of Montréal, Québec.

Execution will be segmented and managed in two sectors:

■	Mine pre-production, tailings, and water management, comprised of earthwork movement (mass excavation topsoil and rock), roads and water management (basins and water treatment plant), will all be constructed in parallel to meet the demand of the Concentrator.

■	Concentrator comprised of primary crusher ore dome and tailings domes. The concentrator building shell will be erected leaving openings for later insertion of large equipment to avoid delaying the construction and, subsequently, commissioning of the production.

The first few months of construction work will be very important. Mass excavation of the collecting basins will take place in parallel with construction of the concentrator.

Blasting will have to be carried out in such a way as not to interfere with foundation operations.

Once blasting is complete, construction work will continue in various areas, including the domes and concentrator closure. It will be important to close the concentrator envelope as quickly as possible, so that electrical work can begin and process equipment can be installed. The critical path of the construction duration is driven mostly by the extended period of fabrication of the major equipment, i.e., the ball and SAG mills and the filter press. As a result, they will be purchased prior to FID to reduce the overall construction duration. The installation of major equipment must be well coordinated and will determine the start-up date of the plant. In addition, the 120 kV power line needs to be closely monitored as this portion of the Matawinie Mine Project is not managed by NMG; it is under the management of Hydro-Québec (permitting and construction).

The expected direct labour force requirements for the Matawinie Mine and Concentrator at SMDS are shown in Figure 24-2.

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Figure 24-2: Direct workforce for the mine and concentrator

24.1.3.2.	Bécancour Battery Material Plant

Under the leadership of an NMG construction director, who will supervise the general contractor hired for construction management, contracts will be organized by major areas and segregated by trades. The construction strategy is based on commissioning a single production line as early as possible and then completing construction and commissioning as soon as possible. The Bécancour Battery Material Plant Project is located in the industrial area of Bécancour.

Execution will be segmented and managed in distinct areas:

■	Micronization and Spheronization, comprised of three floor levels of multiple production lines. The building shell will be erected leaving openings on the walls for later insertion of modular equipment assemblies to avoid delaying the construction and, subsequently, commissioning of the production line.

■	Purification, characterized by multiple processing train assemblies and include a water treatment. The building is light structural steel construction that will be quickly erected. Each train is an assembly of pipes, pumps and tanks with filters and dryers as major equipment. Commissioning of this area is tied to the completion of the water treatment area.

■	Coating comprised of multiple floors of structure to house gravity-fed collectors associated with the main hall’s coating furnaces. Construction of this area will be performed through multiple steps of structural steel and equipment insertion, prioritizing a first coating furnace train for commissioning of the facility.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

■	Finishing and Bagging is a multifloored gravity fed multi-lines arrangement. The building includes an area for bagging the final products annexed to a warehouse with shipping docks. The building will be segmented to allow commissioning of a line while construction of the others is being completed.

■	“Balance of plant”, including notably the power substation, compressors and boilers building, maintenance shop, administration and laboratory buildings and a prefabricated utility rack network providing air, water and electricity to each area of the plant. Besides the power substation, the compressors and boilers along with the utility rack systems are first to be commissioned, in order to supply other systems with the necessary services for their own commissioning.

Given the number of buildings on the site, the strategy is to build more than one building at a time. Since the M/S and Purification buildings are the two with the most work to be done inside, these will be the first two buildings to be started. Then the Coating, and Finishing and Bagging buildings will follow. Ancillary buildings will be tied to process commissioning requirements.

Despite the complexity of constructing several buildings at the same time, the safety aspect will be a major priority to ensure a safe environment for all workers. Experienced teams will be in place from the start of the Bécancour Battery Material Plant Project.

Good coordination of the work will be important, as several people will work simultaneously. The critical path of the execution schedule lies in commissioning of the equipment in main production buildings. Costs to achieve the targets of the execution schedule have been considered.

The expected direct labour force requirements for the Battery Material Plant are shown in Figure 24-3.

Figure 24-3: Direct workforce for the Bécancour Battery Material Plant

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

24.1.4.	Operational Readiness and Commissioning

Operational Readiness (“OR”) activities, as detailed in the Operational Readiness and Commissioning (“ORC”) execution plans. Both the Matawinie Mine and the Bécancour Battery Material Plant Projects have their own plan outlining the activities required to complete the transition to operation. ORC will be led by NMG with the help of external consultants specialized in OR planning and execution.

Maintenance and operation personnel will be part of the pre-commissioning and commissioning activities to gain as much experience as possible and be more efficient in the coming operation and maintenance activities. Hiring and training of the maintenance and operation personal involved will have to be planned accordingly.

24.1.5.	Pre-commissioning

Understanding the challenge of pre-commissioning and commissioning, NMG has integrated pre-commissioning system definition into the coding methodology of all equipment, piping, electrical and instrumentation components. System transfers from the construction team to the pre-commissioning team and respect of commissioning sequence will be facilitated.

Pre-commissioning activities will be executed by a team made up of NMG’s personnel and experienced multidisciplinary personnel from consulting firms selected by NMG for their expertise in pre-commissioning. This applies to both, the Matawinie Mine Project and the Bécancour Battery Material Plant Project.

24.1.6.	Commissioning

Matawinie Mine and Concentrator

Matawinie Mine commissioning involves a structured and area approach to ensure the safe, efficient, and reliable operation of all systems. The process plant commissioning begins with pre-commissioning activities, including equipment inspections, mechanical completion verification and followed by hot commissioning with system integration. The commissioning activities will be performed by NMG’s operation personnel, supported by the pre-commissioning team.

Commissioning areas are divided as follow:

■	All auxiliary and common services such as electrical and water;

■	Mine area and facilities;

■	Tailings (basins);

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

■	Ore crusher and stockpile;

■	Concentrator;

■	Desulphurization and stockpiles;

■	Graphite dry screening and concentrate storage.

After commissioning of electrical power, the crusher circuit is commissioned first, which involves dry and wet runs to confirm proper alignment, functionality, and throughput capacity. Following this, the milling section, consisting of grinding mills, undergoes performance testing to optimize particle size reduction and achieve the desired slurry consistency. The concentrator, which includes flotation cells, thickeners, and filtration units, is gradually brought online, with rigorous testing to fine-tune the recovery rates and concentrate grade. The desulphurization and stockpile systems are commissioned to efficiently remove impurities and ensure proper material handling and storage for downstream processing. The graphite drying and concentrate storage facility is commissioned to dewater and dry the concentrate, making it ready for bulk loading and market distribution.

Bécancour Battery Material Plant

The strategy identified by NMG to mitigate the risk associated with their process technology is to commission, in Bécancour, one complete production train of the production equipment in each area in a first phase and the remaining equipment in a second phase.

The main production lines and equipment of the commissioning phase will be:

■	All common services (electrical power, compressed air, hot water, nitrogen, etc.) commissioned before any production equipment;

■	One of the multiple production lines in the M/S area;

■	One of the multiple trains of the Purification area along with the water treatment system;

■	One of the multiple furnaces of the Coating area;

■	One of the Finishing and Bagging lines of the area.

The commissioning activities will be performed by NMG’s operation personnel, supported by the pre-commissioning team. The first commissioning phase will enable NMG to gain experience on the process and identify problems and bottlenecks early in the ramp-up phase. A special task force will be responsible to resolve issues identified during the first phase and implement the same corrective actions on equipment of the second phase before commissioning.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

24.1.7.	Production Ramp-up

Matawinie Mine and Concentrator

For the Matawinie Mine, the process plant is systematically ramped up to ensure stable and efficient operations; while identifying and resolving any performance bottlenecks to achieve design capacity, this stage is scheduled to take 6 months.

Bécancour Battery Material Plant

For the Bécancour Battery Material Plant, the production ramp-up will take place gradually after the final commissioning of the first equipment in each area. It will be performed by NMG’s operation personnel, supported by the pre-commissioning team and the special task force. The target ramp-up curve profile is between McNulty type 1 (12 months to 100%) and type 2 (24 months to 100%), this gives approximatly18 months to reach 100% capacity.

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25.	Interpretations and Conclusions

This Updated FS shows that the Projects are technically feasible as well as economically viable within the limits of the sensitivity analysis performed on Capex and Opex costs, as well as on selling price. It supports NMG’s Projects financing efforts. From the Final Investment Decision, NMG’s Phase 2 Matawinie Mine and Bécancour Battery Material Plant could be built within an approximate 33-month schedule.

25.1	Interpretations and Conclusions

25.1.1	Exploration Activities

Exploration work by NMG targeting graphite mineralization was initiated on the Tony Claim Block, or Mining Property, in summer of 2014. The work, consisting of airborne geophysics (MAG and TDEM), prospecting, ground TDEM surveying, trenching/channel sampling, core drilling, and metallurgical testing resulted in the discovery of seven mineralized zones. These zones are named the Far-West, West, North, Northeast, East, South-East and South-West Zones. No other known mineral occurrences were identified on the Matawinie Mine Project area prior to the exploration work performed by NMG. Proper quality control measures, including the insertion of duplicate, blank and standard samples were used throughout the exploration programs and returned within acceptable limits. Recent exploration work focused on the more promising results from the West Zone, which is the subject of this report.

25.1.2	Mineral Resources

Exploration activities by NMG have culminated in the identification of Proven and Probable Mineral Reserves for the West mineralized Zone. The Resource Estimate from which the Reserves are built is based on 8,274 assay intervals collected from 27,888.24 m of core drilling and three surface trenches, providing 207 channel samples. The Mineral Resources of the West Zone, dated March 25, 2025, include: 28.5 Mt of Measured Resources at an average graphitic carbon grade of 4.28% (1.22 Mt C(g)), 101.8 Mt of Indicated Resources at an average C(g) grade of 4.26% (4.33 Mt C(g)), and 23.0 Mt of Inferred Resources at an average C(g) grade of 4.28% (0.98 Mt C(g)) using a cut-off grade of 1.78% C(g).

25.1.3	Mineral Reserves and Mining Operations

The Matawinie Mine will be mined using conventional open pit mining methods consisting of drilling, blasting, loading, and hauling. Ore will be hauled to the primary crusher and waste rock and tailings will be placed in a co-disposal facility. The CDF will initially be located at the surface and, as of Year 7, tailings and waste rock will be placed inside the mined out open pit.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

The pit optimization analysis was validated in January 2025 with updated operating costs and selling prices to ensure that the cut-off grade is still valid and that the proposed mine life still provides similar economic returns.

The Mineral Reserves for the Matawinie Mine Project are based on a 25-year mine life and include 17.3 Mt of Proven Mineral Reserves at an average Graphitic Carbon grade (C(g)) of 4.16% and 44.3 Mt of Probable Mineral Reserves at an average grade of 4.26% C(g), for a total of 61.7 Mt of Proven and Probable Mineral Reserves at an average grade of 4.23% C(g). To access these Mineral Reserves, 15.5 Mt of overburden and 56.2 Mt of waste rock must be mined, resulting in a strip ratio of 1.16:1.

25.1.4	Mineral Processing and Testing

25.1.4.1	Matawinie Mine and Concentrator

The metallurgical test programs that were carried out to support this Updated FS confirmed the robustness of the flowsheet that was developed during the PFS.

The additional testing that was completed to address risks and opportunities that have been identified led to the following conclusions:

▪	A master composite representing the first few years of planned mining operation and several mine plan variability composites confirmed the metallurgical results that were obtained in the flowsheet development and optimization programs. This consistent metallurgical response validates the robustness of the flowsheet and conditions and, therefore, further reduces the process risk of the Matawinie Mine Project.

▪	Potential residual sulphide flotation collector in the process water recirculation could result in undesirable activation of sulphides in the graphite rougher/scavenger flotation and increases sulphide grade in the final graphite concentrate. To mitigate this issue, the design of the commercial plant includes two different process water circuits; one dedicated to the graphite concentration circuit and the other one for the desulphurization circuit.

▪	Optimized conditions have been developed for the desulphurization stage in exterior independent laboratories. Moreover, additional tests have been conducted at the demonstration plant, inverting the position of the magnetic separators with the sulphide flotation. The new configuration (magnetic separation before flotation) resulted in lower S% in the NAG tailings as well as lower collector consumption.

▪	Following the re-evaluation of the NMG graphite marketing strategy in September 2023, the standard coarse graphite particles flotation circuit configuration (jumbo flakes) has been revised. The opportunity has been taken to simplify the graphite cleaning flotation circuit to focus on concentrate quality paramount for the Battery Material Plant in Bécancour. The flash flotation cell in the grinding circuit and the classification cyclone clusters in the first stage of the graphite cleaning circuit have been removed. The cleaning circuit has been reconfigured in series to upgrade the average concentrate grade to 97.5% C(t). To validate the robustness of the new configuration, a series of the open circuit as well as locked-cycle tests have been conducted in 2024 at the NMG and SGS Lakefield laboratory. Based on the test results it is expected that the commercial concentrator will be able to produce the final graphite concentrate with 97.5% C(t) grade with 93% recovery with a graphite flake size distribution as presented in Table 25-1.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Table 25-1: Projected LOM graphite concentrate flake size distribution

Flake Size Distribution
Unit	+50 Mesh	+80 Mesh	+150 Mesh	-150 Mesh
%	12	30	28	30

The operation of the Phase 2 demonstration plant facilitated the optimization of all unit operations and a systematic investigation of the grinding conditions for the polishing and stirred media mill applications. It also allowed confirming the efficiency of the graphite rougher and cleaning flotation and desulphurization circuit. The operation of the demonstration plant provided critical process data to finalize the flowsheet necessary for the detailed engineering phase.

Several external test programs were carried out to generate process data to confirm equipment sizing during detailed engineering.

The evaluation of critical process equipment on a demonstration scale reduced the uncertainty associated with equipment scale-up from bench scale to commercial operation. Furthermore, the continuous operation of the flotation circuit assisted in identifying metallurgical challenges that only arise after extended operation. It also allowed for the systematic optimization of each process variable under controlled conditions (e.g., polishing and stirred media grinding conditions).

25.1.4.2	Bécancour Battery Material Plant

Successful secondary transformation of the Matawinie graphite concentrate has been demonstrated for all the processing stages including M/S, purification and coating. Laboratory, OEM and demonstration plant trials have proven that the production of battery-grade AAM is achievable from graphite concentrate.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Micronization and Spheronization

The extensive tests performed with the M/S equipment at the demonstration plant have enabled NMG to better understand this step of the process and optimize it. The test results demonstrated the following:

▪	The equipment can successfully micronize and spheronize feed material from the Matawinie Mine to attain potential client specifications, including Panasonic and General Motors.

▪	Performance for the commercial plant (yield and throughput) confirmed with the test data along with supporting information provided for any divergence from test data.

▪	Feed rate validated for both product variants.

▪	Yield validated for both low and high-tap density product variants.

▪	Various strategies for the valorization of fines have been identified, such as classification, second spheronization and agglomeration.

Purification

An aqueous chemical purification process was adopted by NMG to produce battery-grade SPG ≥ 99.90% carbon content. This method of purification was selected over the previous carbochlorination process presented in the 2022 FS report, as chemical purification has been proven internationally and is currently being effectively used to produce purified graphite at industrial scale (see Section 2.1.1 for more details). The capability of the chemical purification process to produce a material with a minimum of 99.90% carbon content has been demonstrated at the laboratory scale and in pilot scale on external supplier site on different lots of spheronized graphite.

The choice of chemicals and their combination, residence time and reaction temperature used on different source of graphite with different impurities show that NMG graphite can be purified to achieve end-user commercial specifications. Nevertheless, test work is ongoing to optimize the design of the leaching circuit, including the reagent consumption, temperature, and retention time in order to reduce the Opex cost.

Coating

The extended test at the NRC laboratory proved that the precursor coating concept applied to the NMG spheronized and purified graphite achieved the standard material properties. Precursor content, sizing, pyrolysis, calcining condition, and other process parameters were tested and validated in half-cell battery tests, which showed similar performance to commercial material.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Further pilot scale tests performed in testing facilities with key technology suppliers confirmed the results obtained with the laboratory testing. The key process steps consisting of the precursor micronization, material mixing, pyrolysis and calcining of the material blend was performed at OEM suppliers, confirming the equipment capability and material properties.

The pilot scale material prepared was tested in a half-cell battery and a pouch cell at the CNRC laboratory and the results were comparable in terms of performance to the commercial comparison.

A full-scale coating equipment was implemented in the SMDS demonstration plant. The technology chosen was based on industry standards, as well as on the results of pilot tests notably for the right temperature profile.

The coating technology, implemented in Phase 1, processed over 30 tonnes of coated spherical graphite and was able to provide the required results expected by battery manufacturers in terms of the material properties.

NMG’s demonstration plants provided information on the efficiency of an all-integrated system with all the different equipment and the process steps. Parameters were tested leading to some improvement and increase precision compared to the laboratory and pilot testing. Furthermore, it provided, and will continue to provide, valuable information on the process, equipment, maintenance and the most important know-how development and operator training for the Phase 2.

25.1.5	Environmental Studies and Permitting

25.1.5.1	Matawinie Mine and Concentrator

NMG received the BAPE report and recommendations regarding its Phase 2 Matawinie Mine Project. The government’s environmental assessment analysis continued at the MELCC (now MELCCFP) from November 2020 to January 2021 and resulted in the adoption of a ministerial decree that authorized the Matawinie Mine Project on January 20, 2021, on the territory of the municipality of Saint-Michel-des-Saints (Décret 47-2021). In February 2023, NMG submitted a Decree modification. The requested modifications are the result of NMG's exploration work that identified the continuity of the deposit to the south of the proposed pit in the area. At the same time, NMG carried out geotechnical stability studies for the pit walls, which led to the optimization of the slopes for the mining operation and its securing. As a result, with the expansion of the pit to the south and a modification of the slopes, the reserves and quantities of mine waste to be extracted were reviewed and increased accordingly, which led to a change in the mining plan. With the new mining plan, the average annual mining rate has, therefore, been slightly increased.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

The permitting sequence following a ministerial decree is based on engineering advancement. Authorizations for the access road construction and industrial platform site preparation have been obtained, and construction has started. The next phases are: 1) the building and concentrator construction (ongoing analysis with different authorities; 2) tailings and water management infrastructure site preparation; 3) pit and mine site preparation; and 4) mine operation (exploitation).

As specified in Condition 3 of the Decree, full scale field testing of co-disposal of tailings was undertaken from the summer of 2020. Monitoring the scale field cell for more than 3 years confirmed the assumptions on the effectiveness of the design and provided all the information required to enable the development of design criteria for the full-scale project. A complete report concerning the co-disposal test cell will be submitted to the MELCCFP when applying for authorization under section 22 of the EQA (chapter Q-2) or, where applicable, under section 30 of that EQA, concerning the tailings storage facility and tailings management to ensure a safe design including proof design criteria into the deposition plan and the monitoring QA/QC program (Condition 4 of the Decree). As requested in Condition 5 of the Decree, the groundwater modelling has been updated according to results obtained from 2020.

As per Condition 6 of the Decree, NMG continues to present to the MELCCFP the progress of work to electrify mobile mining equipment.

The final version of the territorial integration plan was sent to the MRNF and MELCCFP (Condition 13) and has been approved and construction has started on the site.

Through every phase of the Matawinie Mine Project, including construction and the preparation for mine operations, a Monitoring Committee, previously operating as NMG’s Accompanying Committee since 2017, is in place. The committee functions both as a consultative body as well as a platform for environmental and social surveillance of NMG’s operations.

25.1.5.2	Bécancour Battery Material Plant

For the future Phase 2 Bécancour Battery Material Plant, NMG completed an environmental baseline study on NMG’s Lot # 3 294 065 of the cadaster of the province of Québec, where its Battery Material Plant is proposed to be built. The approximately 200,000-m2 lot is located within the Bécancour industrial park (PIPB).

The Phase 2 Bécancour Battery Material Plant is under section 22 of the EQA. Several requests for authorization are required following the different stages of the design or construction activities.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

25.1.6	Recovery Methods

25.1.6.1	Matawinie Mine and Concentrator

The processing plant is designed to process 325.5 tph of run of mine to produce up to 105,882 tpy of graphite concentrate grading at 97.5% C(t) based on a concentrate recovery of 93%. Considering the variation of feed stock to the processing plant over the mine life, the processing plant will produce a nominal amount of 105,882 tpy. A suitable process flowsheet has been developed, which includes crushing, grinding, flotation, polishing, thickening, filtering and drying.

The concentrator tailings are further processed in the desulphurization circuit, including magnetic separation and sulphide flotation. The NAG and PAG tailings are conveyed to separate stockpiles before being trucked to the CDF.

25.1.6.2	Bécancour Battery Material Plant

The Bécancour Battery Material Plant is designed to process a nominal amount of 105,882 tpy of graphite concentrate from the Matawinie Mine, the majority being processed through the M/S, purification and coating stages of the secondary transformation process. The proposed flowsheet is designed to produce a combined 44,100 tpy of AAM, 14,720 tpy of flakes concentrate and 43,334 tpy of fines by-products.

The main waste generated by the process is sludge from the water treatment plant. The water treatment sludge will be trucked to a nearby site for disposition.

25.1.7	Market

NMG is implementing a natural graphite project that has competitive advantages due to its privileged location, low carbon footprint, cost structure and experienced team. NMG’s Phase 2 demonstration plant located near the mine site has been constructed to supply representative samples for qualification, which allows for an earlier debut in the market and de-risk the first years of sales. NMG’s large graphite flake reserve allows NMG to follow the growth of its customers. This demonstration plant has been key to secure long-term supply agreements with anchor customers Panasonic Energy and General Motors.

NMG commissioned three market studies and based the financial evaluation of the Projects on a more conservative outlook on future graphite material pricing. Table 25-2 summarizes the price forecast for the three main products generated by NMG’s Matawinie Mine and the Bécancour Battery Material Plant Projects.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Table 25-2: Summary price forecast

Product	Volume (tpy)(1)	Price (USD/t)(2)
Matawinie Mine Flakes	14,720	1,469
Active Anode Materials (AAM)	44,100	9,346 (Y1 to Y7) 10,402 (Y8 to Y25) 10,106 (Y1 to Y25 average)
Micronized By-products	43,334	400

Notes:

(1)	Volumes reflect steady-state production, exclude the initial ramp-up period, and are based on normalized operations.

(2)	Averaged Price.

25.1.8	Economic Analysis

This report shows that the Matawinie Mine and the Bécancour Battery Material Plant Projects of NMG are technically feasible as well as economically viable.

Based on a 25-year production period and assuming 100% equity financing, the total IRR is 17.3% before taxes and 17.5% after taxes. The NPV, at 8% discount rate, is $1,328M before taxes and $1,053M after taxes. The payback period is 5.8 years before taxes and 5.0 years after taxes.

25.1.9	Overall Project Assessment

The QPs of this report consider that, within their expertise, the integrated Matawinie Mine and the Bécancour Battery Material Plant Projects are sufficiently robust to warrant moving them to the development phase. It should be noted that the water treatment area, pertaining to the Bécancour Battery Material Plant, will require more test work before the development phase. While the other sectors of the integrated Projects can move to development immediately, it is estimated that approximately 3-6 months of test work is required to optimize the design of the commercial water treatment flowsheet, including the environmental characterization of the resulting waste sludge produced.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

25.2	Risk Evaluation

There are a number of risks and uncertainties that can be identified for any new project and usually cover the mineralization, mineral processing, financial, environment and permitting aspects. The Matawinie Mine and the Bécancour Battery Material Plant Projects are no different and an evaluation of the possible risks was undertaken and is summarized in this section.

Following an analysis of the major risks to the Projects, a P50 management risk reserve of $122M is recommended. This reserve is not included in the capital cost estimate but is within the range of the financial sensitivity analysis of the capital cost. The top risks are: 1) The optimization of the water treatment process technology; 2) The efficient integration of key Asian suppliers into the project detailed engineering and construction; and 3) The qualification by the customers of the product from the Matawinie Mine and the Bécancour Battery Material Plant.

25.2.1	Geology

No foreseeable significant risks for a reduction of the deposit are expected. The geological interpretations and assay results obtained from infill drilling on the West Zone are sufficient to support the simplified geological model and the Mineral Resources presented in this report. The highly metamorphosed geological environment of the area limits detailed interpretation of the mineralized horizons, which could be thinner and more variable in grade than interpreted, thus resulting in higher dilution then modelled.

25.2.2	Mineral Resources

The Mineral Resource Estimates for the Mining Property have been prepared using current Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves, Definitions and Guidelines. There are numerous uncertainties inherent in estimating Mineral Resources and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be reached or that any categories of Mineral Resources will be upgraded to higher categories. The estimation of mineralization is a subjective process, and the accuracy of estimates is a function of quantity and quality of available data, the accuracy of statistical computations and the assumptions and judgments made in interpreting engineering and geological information.

Only the West mineralized Zone has been incorporated into the Matawinie Mine Project. Other mineralized zones identified on the property have not been studied to be integrated in the Mineral Reserves or mine plan. Additional work, such as core drilling and assaying, is needed to properly assess the potential of these zones.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

25.2.3	Mineral Reserves and Mining Operations

The Probable Mineral Reserves represent 72% of the total Mineral Reserves for the Matawinie Mine Project. Probable Mineral Reserves, which are derived from Indicated Mineral Resources, have a lower level of confidence than Proven Mineral Reserves, which are derived from Measured Mineral Resources. This could lead to unexpected grade variations that could alter the mine plan.

Once construction of the external CDF is complete, the plan is to place tailings and waste rock in the mined-out pit. There is a potential risk that the ex-pit facility will be completed prior to having enough space in the mined-out pit. Mitigation to this risk is to expand the ex-pit facility.

Since the ore is potentially acid generating, the current plan is to have limited stockpiling. This poses a potential risk if stockpiling is required for blending or mine production-related issues. Mitigation to this risk is to construct an ore stockpile pad, which would be designed accordingly.

25.2.4	Environmental and Permitting

25.2.4.1	Matawinie Mine and Concentrator

The Matawinie Mine Project requires licenses and permits from various governmental authorities such as the MELCCFP. From Year 2, the Matawinie Mine Project requires decree modifications from the MELCC with respect to Condition 2 where a maximum of ore and waste rock extraction is fixed based on a degree of uncertainty regarding the proportion of crystalline silica in the dust from different sources of emission. The request for decree modification was submitted to the MELCCFP in February 2023. There can be no assurance that NMG will be able to obtain or maintain all necessary licenses, permits or decree modifications that may be required to carry out exploration, development and mining operations, and failure to do so could delay or prevent the construction, start-up of the mine or operations as economically planned.

Any delay in obtaining the anticipated construction permits or decree modifications could have an adverse effect on the timing and costs associated with start-up and operation. Such delays may also allow other third-party projects to commence production before the NMG’s Mining Property, thereby potentially reducing NMG’s target market share, which would have an adverse impact on the level of product sales, operations, and economics of the Matawinie Graphite Property.

Although NMG has had communications with the local communities and has worked with these communities to mitigate their concerns about the potential project's environmental and social impact, the Matawinie Mine Project could be delayed by changes in the communities’ attitudes necessitating additional studies and design alternatives.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

25.2.4.2	Bécancour Battery Material Plant

The Bécancour Battery Material Plant Project requires licenses and permits from various governmental authorities such as the MELCCFP. The Phase 2 Bécancour Battery Material Plant is designed under the trigger to be subject to ESIA according to Appendix I definition of RÉEIE, RLRQ, Chapter Q-2, r.23.1. Several requests for authorization following the different stages of the design or the construction activities will be required.

There can be no assurance that NMG will be able to obtain or maintain all necessary licenses, permits or decree modifications that may be required to carry out exploration, development and operations, and failure to do so could delay or prevent the construction, start-up of the construction or operations as timely and economically planned.

Continued development is required to optimize operating parameters and to confirm the effluent from the WTP, as well as to finalize the waste treatment strategy.

Studies and simulations are underway to finalize the scope and design of both the atmospheric emission and water treatment to ensure regulatory requirements are met.

The wastewater discharge quality should focus to the significance of the toxicity parameter for the design of a future wastewater treatment plant. Certain parameters, such as ammonia nitrogen, can be toxic at different concentrations, depending on the pH of the water. It is essential to design a treatment that considers the concentration of pollutants as well as their toxicities. The CVAA criteria for the design of sanitation works should be used. The target concentrations for the design should be validated by the MELCCFP before completing the detailed design of the wastewater treatment facilities.

Any delay in obtaining results from the studies for the effluent, waste disposal strategy or impacts modelling of air emission could have an adverse effect on the timing and costs associated with start-up and operation.

Delays in validation or permits may also allow other third-party projects to commence production before the NMG’s Mining Property, thereby potentially reducing NMG’s target market share, which would have an adverse impact on the level of product sales, operations, and economics.

Although NMG has had communications with the local communities and has worked with these communities to mitigate their concerns about the potential project's environmental and social impact, the Bécancour Battery Material Plant could be delayed by changes in the communities’ attitudes necessitating additional studies and design alternatives.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

25.2.5	Mineral Testing and Processing

25.2.5.1	Matawinie Mine and Concentrator

Processes and equipment presented in the Concentrator design are largely used in the industry for many years in similar applications around the world. The process has been developed based on the significant test work on representative samples extracted from the mineralization and was also based on the operation of the Phase 1 demonstration plant for more than 5 years. Most of the risks related to the process have been lowered. Major variations in the quality of mineralization could result in limitation of throughput and quality throughout of the process. These limitations include:

▪	The crushing and grinding circuits have been designed based on samples from mineralized ores. Significant variations in hardness throughout the LOM resource could cause a throughput limitation in the comminution circuit. However, test results have shown that the variability within the orebody is generally small, with all the ore samples falling in the soft range of competency, except for the contact zone between the waste and the ore. This risk was partially mitigated by the comminution program that was carried out before detailed engineering. However, variations on a daily basis may still occur.

▪	Variability flotation tests completed to date have revealed a consistent metallurgical response of composites representing large areas within the resource. However, the risk of increased variation for smaller areas within the deposit still exists. To better understand the impact of the feed grade and level of oxidation on the concentrate carbon grade and recovery, a series of the variability tests have been planned and will be carried out on the small core samples from different locations and depths of the mine.

▪	Access to operators trained in graphite operations is limited. Although the demonstration plant provided an excellent training tool, commercial operations will require a much larger workforce.

25.2.5.2	Bécancour Battery Material Plant

The production of battery grade materials has been demonstrated in the M/S, purification and coating sectors through laboratory test work, test work with external labs and OEMs as well as though the operation of NMG’s demonstration plants.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

The operability of the M/S has been demonstrated on a continuous basis in the demonstration plant since 2019. In 2024, the risk was significantly reduced after delivering clients specification material using the same OEM commercial-sized equipment for both, micronization and spheronization selected for commercial production in Bécancour. Continued testing in the next months with this equipment will help to further refine performance, operation and maintenance. While the process is well understood, the workforce requirement for the maintenance of the M/S lines in sector 3000 could be underestimated, leading to additional Opex costs.

In purification, the technical viability of using a conventional chemical treatment process for the Matawinie Mine CG has been demonstrated at laboratory scale as well as at pilot scale. This process is widely used in the AAM industry. Continuous development of the chemical recipe is required to optimize chemical consumption, leaching temperature and retention time, to reduce the process operating costs. The elimination of sulphur during purification needs further optimization; however, it is considered acceptable for this Updated FS given that sulphur content is not a standard impurity monitored by most NMG customers. Should this not be the case in the future, additional processing steps could be required, resulting in additional Capex and Opex.

Coating of SPG to optimize battery performance has been proven at a laboratory scale and at the demonstration plant. The operation of the demonstration plant allows production of pre-commercial samples for potential clients and de-risk the commercial plant start-up and help to minimize the commercial acceptance period.

Other potential risks:

▪	Sourcing and safe management of HF acid remains to be developed.

▪	Water treatment plant sludge could be classified as hazardous waste, consequence = + $16M Opex per year.

▪	Management of non-conformities is not fully developed and integrated in the Bécancour Battery Material Plant Project, and could lead to additional Capex to add the required buffer capacity.

▪	The water treatment process development is at a conceptual level, and thus the actual process could be more expensive (Capex and/or Opex).

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

25.2.6	Infrastructure

25.2.6.1	Matawinie Mine and Concentrator

Risk reviews of the mine infrastructure were conducted at regular intervals during the Matawinie Mine Project, notably at the 2022 FS review and gap analysis process, and at 30% of detailed engineering in May 2022, as well as at a risk review workshop with all engineering firms, the construction manager and other partners in October 2023, July 2024 and February 2025. The risk register is updated monthly and includes engineering, procurement, environmental, construction, and other key project-wide risks.

The main risks to be considered in the procurement phase are as follows:

▪	The contractor's bid differs from the budget and the procurement process is delayed.

▪	Delivery times for specialized equipment, materials, key components and consumables are longer than expected.

The main risks to be considered in the construction phase are as follows:

▪	Installation and construction productivity deviates from baselines.

▪	Construction contract performance is affected by difficulties in attracting labour.

25.2.6.2	Bécancour Battery Material Plant

Throughout the preparation of this Updated FS, risks were recorded in a project risk register. The main risks identified for the Bécancour Battery Material Plant site infrastructure are the following:

▪	Categorization of the site for rainwater management as a “risk site” in the reagent delivery zones;

▪	Missing quantitative and qualitative data on groundwater.

25.2.7	Market

Among the risks associated with the commercial activities of NMG, we have to consider stringent product performance requirements that makes product development and qualification a fairly exhaustive process. Another risk, which is more market related, relates to competition of other graphite mining projects launching new graphite mining projects, adding capacity into the market. As we see more defensive measures being implemented by certain nations (i.e., tariff, content requirements, proof of origin, export license, etc.) to counteract global geopolitical tensions arising between nations, such import/export measures have to be considered in offtake agreements.

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Finally, there are some risks associated with the offtake agreements signed by NMG with anchor customers, which contain conditions precedent requiring NMG to have made a positive investment decision with respect to the financing of the Projects and entered into certain other project-related agreements by certain fixed dates, failing which the anchor customers may terminate their agreements with NMG. While those dates have been exceeded, NMG and its anchor customers are working collaboratively towards a Final Investment Decision and are in discussions to update the project timeline, including for the satisfaction of these conditions precedent, there is no assurance that NMG will meet these conditions. The offtake agreements are also contingent on finalizing the product qualification process and commercial plant validation upon commissioning.

25.2.8	Financing

The results of the report are based on certain assumptions that were given as of the date of the report. The economic assessment reveals that the viability of the Projects will not be significantly vulnerable to variations in capital and operating costs, within the margins of error associated with the report estimates. However, the viability of the Projects remains more vulnerable to the USD/CAD exchange rate and the larger uncertainty in future market prices. Delays and cost overrun can impact the Projects, rendering them uneconomic.

Currently, there is a significant demand on the mining community for funds for mining opportunities worldwide. NMG is one of those mining companies who would be seeking financing for a project. Even though the results of this financial analysis are positive and show a positive return on investment, NMG is a smaller mining operator and funds could be difficult to obtain.

The mining industry is heavily dependent on the market price of the metals or minerals being mined. There is no assurance that a profitable market will exist for the sale of the same. There can be no assurance that mineral prices will be such that the Projects can be mined at a profit. Mineral prices largely fluctuated over the last years and any serious downturn could prevent the continuation of the exploration, construction, and development activities of NMG.

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26.	Recommendations

26.1	Follow-up Geological Work

■	It is recommended that surface mineralization and geology be mapped in more detail, and that samples, considered significant, be collected for analysis in the proximity of the open pit footprint, where possible, to add to the geological database of the area. This could help refine the geological model.

■	Additional parameters such as flake size distribution and purity, as well as sulphur content, should also be compiled and shared with key departments to enhance the understanding of the deposit and optimize ore processing.

26.2	Mineral Resources

■	It is recommended to include the 597 samples analyzed in 2023 in future Mineral Resource Estimates.

■	All additional drilling in the area should be added to future Mineral Resource models to provide a more robust geological model.

26.3	Mineral Reserves, Pre-production and Mining Operation

■	An analysis should be done to determine if an elevated cut-off grade can provide improved overall economics for the Projects.

■	A more detailed analysis should be done to estimate mining dilution and ore loss.

■	As the mining operations progress, and removal of overburden and drilling for blasting is performed, additional mapping of the mineralization of the West Zone deposit should be carried out and fed into an updated version of the block model.

■	A strict grade control program should be implemented as operations advance. This is part of standard mining practice and helps optimize ore recovery by having a more detailed and reliable geological model.

■	Additional infill drilling is recommended to convert all Probable Reserves to Proven Reserves within the Starter pit and in Phase 1 of the open pit. This drilling campaign has been estimated at about 2,700 m of drilling, costing $700K.

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26.4	Metallurgical Studies and Test Work

26.4.1	Matawinie Mine and Concentrator

■	To better understand the impact of the feed grade and level of oxidation on the concentrate carbon grade and recovery, a series of variability tests have been planned and will be carried out on the small core samples from different locations and depths of the mine.

■	Develop a better understanding of the relationship between PAX dosage in the sulphide rougher and the recovery of sulphides into the final graphite concentrate under continuous operating conditions. This includes the implementation of control mechanisms to reduce the risk of overcollection and the investigation of xanthate destruction technologies and xanthate degradation over time.

26.4.2	Bécancour Battery Material Plant

■	Evaluate the possibility of adding batch management between each main process sector.

■	Better define the management of the non-conformities and facilities required to process them.

26.4.2.1	Micronization and Spheronization

■	Pilot scale testing should be maintained to improve performance, yield and throughput, and to create other product variants to meet the evolving market trends.

■	Explore valorization strategies for the fines by-product. Fines densification should be explored to minimize transportation costs of this low bulk density by-product.

■	Review M/S lines redundancy strategy for continued production during maintenance of the mills.

26.4.2.2	Purification

Additional test work is required to optimize operating costs and advance engineering with the following opportunities:

■	Reagent consumption reduction;

■	Leach kinetics (residence time and temperature);

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■	Sulphur removal with thermal treatment;

-	Perform additional work to define optimal wastewater treatment and the recycling of water by optimizing water leach recipe;

-	Environmental characterization of the water treatment residues to confirm the disposal requirements.

26.4.2.3	Coating

■	Operate the demonstration plant to produce pre-commercial samples, as well as for process and quality improvement, cost reduction, personnel training, etc.

26.5	Co-disposal Facility and Related Contact Water Management Infrastructure

■	The following additional information and studies are required to continue detailed engineering, address project design refinements and confirm the assumptions made as part of the CDF design and contact water management and water treatment engineering for the Matawinie Mine Project:

■	SRK data gap analysis confirms that the design is at a feasibility level according to regulations, and in the complementary detailed engineering, seepage, stability and deformation analyses will be performed with the intent to demonstrate the robustness of the concept, optimize the design and display compliance with the GISTM and MAC standards and current practice recommendations.

■	Thus, complementary field and laboratory investigations will be performed with the intent to:

-	Accurately define the tailings properties and characteristics;

-	Assess the CDF performance where the facility will be located at the edge of the pit;

-	Assess the compacted tailings liquefaction potential under the 10,000-year seismic event;

-	Assess the effect of blasting activities on the CDF performance;

-	Assess the effect of off-spec tailings within the facility on the CDF performance;

-	Assess the effect of tailings undrained loading conditions on the CDF performance;

-	Assess the likelihood of air flux through rockfill berm;

-	Assess the likelihood of unsaturated tailings dusting;

-	Assess the likelihood of liner perforation;

-	Assess the likelihood of surface erosion during heavy rainfall events;

-	Assess the performance of the in-pit CDF where saturated material will be located.

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■	For in-pit, detailed water balance and wave run-up assessments should be performed with the intent to:

-	Assess the likelihood of wave erosion of the in-pit CDF slope;

-	Assess the likelihood of particles being washed out due to wave actions within the flooded pit;

-	Perform the engineering of the protective rock layer on the face of the in-pit CDF slope.

■	For collecting basins:

-	Assess the need to drill dewatering wells next to both, BC-1 and BC-2, in order to limit hydrostatic pressure that could lead to geomembranes uplift when the water level within the pond will be low.

26.6	Environment

26.6.1	Matawinie Mine and Concentrator

■	Present the Updated FS changes to the Community, the Atikamekw First Nation of Manawan, and the Monitoring Committee.

■	Continue the engagement with the Atikamekw First Nation of Manawan and the Council of the Atikamekw First Nation.

■	Continue stakeholder engagement and active communication to properly inform and consider the local communities’ and stakeholders’ concerns regarding the Projects.

■	Pursue the proactive acquisition process of private and leased lands within a 1-km radius of the proposed open pit.

■	Fulfill NMG’s engagements and put forth mitigation measures when possible.

■	Continue the procedure with the MELCCFP for ongoing request modifications to the mining decree to increase the daily mining production tonnages in order to reach the production level of the mining plan. Not achieving that would reduce the annual production rate.

■	Continue the integration of full-scale co-disposal cell results and the consultation with the ministry (MELCCFP) for tailings management decree conditions (3 and 5) to provide safe and proof design criterions into the deposition plan and the monitoring QA/QC program of tailings and waste rocks deposition. The work to classify tailings as NAG or PAG should be review based on those results and by using the ratio of ENP) categories as “Net Acid Generating and Net Acid Neutralizing” for any sulphide level and based on effective NP.

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■	Continue the planning and development opportunity by the end of the first 5 consecutive year period after the start date of the commercial operation of the Matawinie Mine for the replacement of its then-existing diesel fleet of construction and mining machines and equipment, with construction and mining machines and other equipment that operate with zero emissions of greenhouse gas ("Zero-Emission Machines").

■	Continue the assessment, development and implementation of reduction measures to limit GHG emissions.

The GHG emissions projections for the Phase 2 Matawinie Mine (Figure 26-1) present two distinct scenarios, providing a comparative assessment of the impact of planned reduction measures including the recommendation about replacement of the base case diesel fleet with a zero-emission fleet. These two scenarios include Scope 1 and Scope 2 emissions, as well as specific Scope 3 categories identified in NMG’s Climate Action Plan (NMG, 2022).

1.	Reference scenario without reduction projects in place: The blue curve considers the base case, representing projected emissions if no planned or fully defined reduction measures are implemented, and serves as the baseline scenario for cost calculations and economic analysis.

2.	Scenario with reduction projects: NMG has identified opportunities to further reduce process emissions as part of its Climate Action Plan. The green curve illustrates anticipated reductions achieved through the use of renewable diesel during the first 5 years of the mine, followed by the expected transition to a zero-emission fleet should equipment meet technical and economic requirements as specified in the Matawinie Mine Project’s Decree. It also includes planned reduction measures related to the process and energy efficiency.

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Projected GHG Emissions at Phase 2 Matawinie Mine
12 000
10 000
8 000
6 000
4 000
2 000
-
CO2 EQ (MT)
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26
Years
Projected GHG emissions (Reference Scenario)
Projected GHG emissions With Climate Action Plan Measures

Figure 26-1: Projected emissions at Phase 2 Matawinie Mine

26.6.2	Bécancour Battery Material Plant

■	Carry out an aquatic environment characterization study for the effluent discharge.

■	It is recommended that the EDO calculations and wastewater treatment system design targets be validated by the MELCCFP before completing the detailed design of the treatment chain.

■	It is important to underline the importance of the toxicity parameter for the design of a future wastewater treatment plant. Certain parameters, such as ammoniacal nitrogen, can be toxic at different concentrations, depending on the pH of the water. It is essential to design a treatment system that takes into account the concentration of pollutants as well as their toxicity.

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■	It is proposed that the Aquatic Life Protection - Acute Effect (mg/l) criteria be used to design wastewater treatment facilities. Design target concentrations should be validated by the MELCCFP before completing the detailed design of the wastewater treatment plant. Continued development to optimize operating parameters and to confirm the effluent from the WTP.

■	Evaluate the necessary modifications required to cover the reagent delivery zones to ensure that the water management for the entire Bécancour site is classified as non-hazardous.

■	Effluent discharge from the process requires the construction of an outfall. Continued study to select one of the three effluent discharge scenarios: 1) discharge into Gédéon-Carignan Creek; 2) discharge into the St. Lawrence River; and 3) discharge into the SPIBP pipeline.

■	For the discharge, hydrodynamic modelling is recommended to highlight the actual dilution factor in the event of wastewater discharge from the Bécancour Battery Material Plant into the St. Lawrence River or at the Gédéon-Carignan watercourse. The emphasis should focus to the significance of the toxicity parameter for the design of a future wastewater treatment plant.

■	Preliminary air dispersion modelling work has been initiated and will continue to be developed during the detailed engineering phase with the objective of meeting the Québec ambient air quality standards and criteria. It should be noted that if the air dispersion study reveals that the project atmospheric emissions sources exceed ambient air quality standards or criteria, the issuance of the ministerial authorization for the operation of the future plant could be at risk. In such cases, technical inputs are reviewed and hypotheses refined to develop engineering solutions. The goal will be to decrease the Bécancour Battery Material Plant Project's atmospheric emissions resulting in lower ambient air concentrations and compliance to the ambient air standards and criteria.

■	Environmental characterization of the water treatment residues is required to confirm the process and to confirm the disposal requirements.

■	Present the Updated FS to the Community, the W8banaki First Nation of Wôlinak, and key local organizations.

■	Continue stakeholder engagement and active communication to properly inform and consider the local communities’ and stakeholders’ concerns regarding the Projects.

■	Continue the assessment, development and implementation of reduction measures to limit GHG emissions.

■	Process emissions are the main source of GHG emissions at the Phase 2 Bécancour Battery Material Plant (Figure 26-2). To limit the carbon footprint of the facility and align with NMG’s Climate Action Plan, reduction measures and opportunities to optimize energy efficiency have been identified and modelled in Figure 26-2.

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Projected GHG Emissions at Phase 2 Becancour Plant
$CO_{2\ EQ}$ (MT)
7000
6000
5000
4000
3000
2000
1000
0
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26
Years
Projected GHG emissions (Reference Scenario)
Projected GHG emissions With Climate Action Plan Measures

Figure 26-2: Projected emissions at Phase 2 Bécancour Battery Material Plant

26.7	Recommendations Cost Breakdown

Recommendations	Costs ($)
Additional drilling to convert Probable Mineral Reserves to Proven Mineral Reserves in the Starter pit and Phase 1 pit	700,000
Test work to optimize the Bécancour Battery Material Plant flowsheet (including M/S pilot plant operation, laboratory and pilot scale testing of the chemical purification process and water treatment process, operation of the coating pilot plant)	1,825,000

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26.8	Opportunities

The location of NMG’s Matawinie Mine and Bécancour Battery Material Plant Projects is a key competitive advantage to supplying natural graphite to the North American market. NMG’s Phase 1 demonstration plant, which use ore material from the West Zone of NMG’s Mining Property to create natural graphite flakes concentrate and AAM, is a pivotal component in de-risking NMG’s mining and secondary transformation projects.

Opportunities offered by the demonstration plants serve to:

■	Supply enough quantities of each material group to support an adequate market approach;

■	Qualify NMG graphite products and establish a sales record;

■	Test and improve processes for commercial operation optimization;

■	Implement high standard and innovative technology for tailings and mine waste management as well as site reclamation;

■	Start employee training and local future workforce outreach program;

■	Establish QA/QC Management procedures and system that will be implemented later in the commercial phase;

■	Have a better understanding of NMG’s production costs;

■	De-risking of the scale-up of the commercial plant by having already implemented commercial equipment in the demonstration plants.

Other opportunities include:

■	The possible integration of additional ore to the Matawinie Mine Project. The West Zone deposit is open to the south, north and at depth. Furthermore, the property is host to other mineralized zones that could eventually be further investigated and integrated into the Matawinie Mine Project, if found economically viable.

■	With additional NMG value-added processing, by-product selling price can be significantly higher. NMG will evaluate each opportunity as a separate business case.

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27.	References

27.1.	General Project

BBA (2013). Instruction: Estimating - Cost Escalation Evaluation. Document No. 1000000-000000-33-AIN-0002-00, November 18, 2013.

Benchmark Mineral Intelligence (2024). Natural Graphite Market Study for Nouveau Monde Graphite; August 2024.

BMI (2025). Benchmark Mineral Intelligence, Gigafactory Assessment – February 2025.

BMI (Q3-2024). Confidential report by Benchmark Mineral Intelligence - NMG graphite pricing outlook - August 2024 and confidential market study.

Maranda, 1977. Levé géotechnique de la région de Bécancour : Rapport d’étude et carte d’aptitudes. Rapport DPV-489. Ministère des richesses naturelles, Direction générale des mines – Direction de la géologie et service géotechnique. Juillet 1977.

Met-Chem-DRA (2018): NI 43-101 Updated Technical Pre-feasibility Study Report for the Matawinie Graphite Project. Report submitted to Nouveau Monde Graphite Inc. on August 10, 2018. 367 pp.

Met-Chem-DRA (2017): NI 43-101 Technical Pre-feasibility Study Report for the Matawinie Graphite Project. Report submitted to Nouveau Monde Graphite Inc. on December 8, 2017. 374 pp.

Norda Stelo (2016): Preliminary Economic Assessment Report for the Matawinie Graphite Project. Report submitted to Nouveau Monde Mining Enterprises Inc. on August 5, 2016. 317 pp.

WSP (2020). Construction d’une nouvelle usine à Bécancour : Étude géotechnique préliminaire - Avenue G.A. Boulet, Bécancour, Québec. Rapport 201-06899-00. Nouveau Monde Graphite. 13 novembre 2020.

SNC-Lavalin (2015). Site de stockage et de regazéification de gaz naturel liquéfié à Bécancour. Étude d’impact sur l’environnement déposée au ministre du développement durable, de l’environnement et de la lutte contre les changements climatiques (MDDELCC). Rapport final. Dossier : 3211-19-014. Gaz Métro Solutions Énergie. Septembre 2015.

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27.2.	Historical Mineral Exploration and Geoscientific Documents

For ease of use, all “GM” reports and other Québec government publications are available for viewing free of charge on Québec’s Ministère Des Ressources Naturelles et de la Faune E-SIGEOM system, which is accessible on the world wide web: http://sigeom.mrnf.gouv.qc.ca/signet/classes.

The “Examine” documents (and surveys) constitute the gateway to the Géologie Québec record holdings. They represent the overall available information describing the content of the report, in addition to locating the work perimeter. To facilitate document research, references in this report appearing on the E-SIGEOM system are listed first in GM numerical order and in other codes used by the Quebec Government.

27.2.1.	References Available on the SIGEOM System

CGSIGEOM31O 31P 31I 31J - SIGEOM; (2010). Geological Maps; Ministère des Ressources Naturelles Québec; 64 maps at 1 :50 000 scale.

DP 2018-03 - Solgadi, Fabien (2018). Nouveau levé géochimique de sédiments de fond de lac dans la partie sud de la province de Grenville, Québec; 16 cartes, 15 p.

DV 2012-06 - Thériault R; Beauséjour S (2012). Carte géologique du Québec édition 2012; Ministère des Ressources Naturelles Québec 9 p.

DPV 594 - Rondot J. (1978). Région du Saint-Maurice; Ministère des Ressources Naturelles Québec; 93 p.

DPV 744 - Avramchev L; Lebel-Drolet S. (1981). Catalogue des gîtes minéraux du Québec: région de l’Abitibi; Ministère de l’Energie et des Ressources du Québec; 101 p.

DPV 809 - Avramchev L; Piché G. (1981). Catalogue des gîtes minéraux du Québec: région de Laurentie-Saguenay; Ministère de l’Energie et des Ressources du Québec; 62 p.

GM 60206 - Marcil J-S.; Comeau F. A. (2000). Rapport sur les travaux de reconnaissance dans la région de Matawinie Projet Angoulème; 30 p.

GM 68132 - Dubé J. (2013). Heliborne Magnetic and TDEM Survey Matawinie Property; Dubé et Desaulniers Géoscience; Entreprises Minières du Nouveau-Monde; 52 p.

GM 68856 - Cloutier A. (2015). Technical Report of the 2012-2013 Prospecting and 2013 Drilling Campaigns on the Matawinie Property Québec; Entreprises Minières du Nouveau-Monde; 233 p.

GM 69067 - Dubé J. (2014). High Resolution Heliborne Magnetic and TDEM Survey Matawinie-2 Property; Dubé et Desaulniers Géoscience; 3457265 Canada Inc; 30 p.

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GM 69069 - Cloutier A. (2015). Technical Report of the 2014 Prospecting and Trenching Campaigns on the Matawinie Property Québec; Entreprises Minières du Nouveau-Monde; 90 p.

GM 69560 - Dubé J. (2015). High Resolution Heliborne Magnetic and TDEM Survey Hotel Property Lanaudière Region Québec; Dynamic Discovery Geoscience; Entreprises Minières du Nouveau-Monde; 26 p.

GM 69561 - Dubé J. (2016). 2014-2015 Ground TDEM PhiSpy Surveys Tony Project Matawinie Property Lanaudière Region Québec; Dynamic Discovery Geoscience; Entreprises Minières du Nouveau-Monde; 26 p.

GM 69562 - Bussières Y; Yassa A (2016). 2016 Resource Estimate Update Tony Block Matawinie Property Lanaudière Region Québec; Entreprises Minières du Nouveau Monde; 1368 p.

GM 71031 - Met-Chem-DRA (2017). NI 43-101 Technical Pre-feasibility Study Report for the Matawinie Graphite Project. Report submitted to Nouveau Monde Graphite Inc. on December 8, 2017. 2325 p.

GM 71818- Met-Chem-DRA (2018). NI 43-101 Technical Feasibility Study Report for the Matawinie Graphite Project. Report submitted to Nouveau Monde Graphite Inc. on December 10, 2018. 996 p.

GM 71819 - SNC-Lavalin Inc. (2019). Étude d'impact environnemental et social, projet Matawinie. 4786 p.

GM 73896 - Allaire, A., Cassoff, J., Martel, B.-O., Fortier, S., and Camus, Yann (2022). NI 43-101 Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects, Bécancour, Québec, Canada. Prepared for Nouveau Monde Graphite, dated August 10, 2022. 1933 pages and 1 map.

GM 69561 - Dubé J. (2016). 2014-2015 Ground TDEM PhiSpy Surveys Tony Project Matawinie Property Lanaudière Region Québec; Dynamic Discovery Geoscience; Entreprises Minières du Nouveau-Monde; 26 p.

MB 2018-43 – Hardy et al. (2018). Cartographie des formations superficielles de la région de Lanaudière; Ministère de l’Energie et des Ressources Naturelles du Québec; 36 p.

MM 94-01 - Hocq M.; Verpaelst P.; Clark T.; Lamothe D.; Brisebois D.; Brun J; Martineau G. (1994). Géologie du Québec; Ministère des Ressources Naturelles Québec; 154 p.

RG 153 - Katz M. B. (1973). Région de Rolland Cousineau et Legendre; Ministère des Ressources Naturelles Québec; 127 p.

RG 2013-01 - Moukhsil A; Solgadi F.; Clark T.; Blouin S. Indares A.; Davis D. W. (2013). Géologie du nord-ouest de la région du barrage Daniel-Johnson (Manic 5) Côte-Nord; Ministère de l’Énergie et des Ressources naturelles Québec; 44 p.

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RP 541 - Katz M. B (1965). Géologie de la région de Legendre (Parc du Mont-Tremblant) Comtés de Montcalm et de Joliette; Ministère des Ressources Naturelles Québec; 15 p.

RP 552 and RP 552A - Schryver K. (1966). Géologie de la région de Saint-Michel-Des-Saints (partie ouest) Comtés de Joliette Berthier et Maskinongé; Ministère des Ressources Naturelles Québec; 17 p.

27.2.2.	References Not Available on the SIGEOM System

Bliss J. D.; Sutphin D. M. (1992). Grade and Tonnage Model of Amorphous Graphite: Model 18K; In G. J. Orris and J. D. Bliss Editors US Geological Survey Open File Report 92-437, 23-25 pp.

Bussières Y.; Yassa A. (2016). (2016). Resource Estimate Update Tony Block Matawinie Property Lanaudière Region Québec; Entreprises Minières du Nouveau Monde; 241 p.

Carr S. D.; Easton R. M.; Jamieson R. A.; Culshaw N. G. (2000). Geologic Transect Across the Grenville Orogen of Ontario and New-York; In Can. J. Earth Sci. 37; 193-216 pp.

Corriveau L.; Perreault S.; Davidson A. (2007). Prospective Metallogenic Settings of the Grenville Province; In Goodfellow W.D. ed. Mineral Deposits of Canada: A Synthesis of major Deposit-Types District Metallogeny the Evolution of Geological Provinces and Exploration Methods; Geological Association of Canada Mineral Deposits Division Special Publication No. 5; 819-847 pp.

Davidson. A. et al (1998). Geological Map of the Grenville Province Canada and Adjacent Parts of the United States of America; Geological Survey of Canada; Map 1947A.

Fleury M. (2008). Paléogéographie Quaternaire de la Région de Saint-Michel-Des-Saints; UQAM Masters Thesis 154 p.

Friedlin S. 35p.(2021). Exploration Géotechnique et Étude en mécanique des roches, Analyse de stabilité des futures parois rocheuses; F8 Roc et Falaises inc., Révision mars 2021, 35 p.

Harris L.; Richer-Laflèche M. (2010). Characterization of Crustal-Scale Structures Interpreted From Gravity “Worms” And Their Relashionship to Hydrothermal Alteration and Mineralization Grenville Province SW Québec; Divex Sub Project SC31 7 p.

Harben P.W; M. Kuzvart (1996). A Global Geology; Industrial Minerals Information Ltd; London 462 p.

Journeaux, N. L. and S. Kamel (2017). Open Pit Slope Design, Pre-feasibility Study, Matawinie Project – Tony Block (Graphite), Saint-Michel-des-Saints, Québec, Report No. L-17-1980, August 25, 2017, 87 pp.

Logan W. E. (1863). Geological Survey of Canada; Dawson Brothers; Montréal 983 p.

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Nadeau L.; Van-Breemen O. (2001). U-Pb Zircon Age and Regional Setting of the Lapeyrère Gabbronorite Portneuf-Mauricie Region South-Central Grenville Province Québec: Radiogenic Age and Isotope Studies; Report 14; Geological Survey of Canada Current Research 2001-F6; 13 p.

Peck W. H.; DeAngelis M. T.; Meredith M. T.; Morin E. (2005). Polymetamorphism of Marbles in the Morin terrane Grenville Province Québec; Canadian Journal of Earth Sciences; V.42, 1949-1965 pp.

Pierre H. Terreault et al (2016). Preliminary Economic Assessment Report for the Matawinie Graphite Project; Norda Stelo Inc.; 317 p.

Rivers T.; Martignole J.; Gower C.F; Davidson A. (1989). New Tectonic Subdivisions of the Grenville Province Southeast Canadian Shield; In Tectonics 8; 63-84 pp.

Robitaille A.; Saucier J-P. (1997). Paysages régionaux du Québec méridional; Direction de la gestion des stocks forestiers and Direction des relations publiques of Ministère des ressources naturelles. Publications du Québec 213 p.

Rollinson Hugh (1993). Using geochemical data : evaluation presentation interpretation; Routledge; 384 p.

Simandl G.J. and Kenan W.M. (1997). Crystalline Flake Graphite; in Geological Fieldwork 1997 British Columbia Ministry of Employment and Investment Paper 1998-1 24P-1 to 24P-3 pp.

Soucy La Roche, Renaud (2014); Histoire tectono-métamorphique de la zone de cisaillement Taureau orientale et ses implications pour l’exhumation de la croûte moyenne dans la province de Grenville; Mémoire de Maîtrise; Université du Québec à Montréal, 121 p.

SRK Consulting (Canada) Inc. (2021). Matawinie Project – Open Pit Slope Stability Assessment and Design. DRAFT. Prepared for Nouveau Monde Graphite: Saint-Michel-des-Saints, QC. Project number: 2CN044.001. Issued December 2021. 347 p.

Wynne-Edwards H. R et al. (1966). Mont-Laurier and Kemp Lake map areas Québec; Commission Géologique du Canada Étude 66 32 p.

Wynne-Edwards H. R. (1972). The Grenville Province. In Variation in Tectonic Styles in Canada; R. A. Price and R. J. W. Douglas G. A. C. Special Paper No 11; 263-334 pp

27.3.	Geology and Resources

This reference is from Chapter 5.

Environment Canada, 2015.

https://climate.weather.gc.ca/climate_normals/results_1981_2010_e.html?stnID=5969&autofwd=1

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27.4.	Mineral Reserve Estimate

These references are from Chapters 15 and 16.

SNC-Lavalin, (2018). Étude hydrogéologique - Zone Ouest du bloc Tony. Rapport Rev. 00; no. Dossier 633679. Pour Entreprises minières Nouveau Monde.

SNC-Lavalin, (2020). Projet Matawinie – Mise à jour du modèle hydrogéologique FEFLOW – 669870-EG-L01-00, daté de février 2020, 64 pages.

Arié, E and Boutelja, M. (2018). Nouvelle mine de graphite, projet Matawinie, Excavation du mort-terrain - fosse., SNC Lavalin, Projet 633679, document Rap-3, p. 86.

27.5.	Mineral Processing and Metallurgy

These references are from Chapter 13.

Australian Government (2022). Department of Industries Science and Resources. Natural Graphite Purification report, CRC Project report, Future Battery Industries, September 2022.

Berg Kumera, C.-G. (2020). Drying Test Report, Nouveau Monde Graphite Final Conc. 2020, 8 p.

Bornman, F. (2021). Mutotec, Cyclone Test Work, Report, Nouveau Monde Graphite CYC-R-21-003_FB_, March 2021 Rev 01, 30 p.

Diemme, (2020). LAB321010, Nouveau Monde Graphite _FINAL Conc. Thickening and Filtration Test report, 2020 – 2021, 19 p.

Diemme, (2021a). LAB321010, Nouveau Monde Graphite, Conc. Filtration data rev 1.0, 2021, 1 p.

Diemme, (2021b). LAB321010, Nouveau Monde Graphite, PAG. Filtration data rev 1.0, 2021, 1 p.

Diemme, (2021c). LAB321010, Nouveau Monde Graphite, NAG. Filtration data rev 1.0, 2021, 1 p.

Finocchiaro, N., Kaswalder, F. (2020b). Diemme. LAB321010, Nouveau Monde Graphite_NAG Thickening and Filtration Test report, 2020 – 2021, 28 p.

Finocchiaro, N., Kaswalder, F. (2020c). Diemme. LAB321010, Nouveau Monde Graphite _PAG Thickening and Filtration Test report, 2020 – 2021, 26 p.

Hashemi, R., McKibben, M. (2021). SRC Pipe Flow Technology Centre TM, 14927-1C21-MEF-02 SRC Memo on Nouveau Monde Graphite Slurries, 11 p.

Holo-Flite Testing (2020), 30 p.

Keckes, T. (2017). Thickening Test Report 306033, Outotec test report, 50 p.

Metso Drying Test Report, Test No. 61638Rev, Nouveau Monde Graphite Concentrate.

MARCH 2025	27-6

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Metso Outotec (2021). 329545TQ1. Nouveau Monde Graphite- Matawinie. Filtration Testwork Report, 2020-2021, 34 p.

NMG (2020). NMG Demonstration Plant Design of Experiments, Project 201216 DOE tank cell, 2020, PowerPoint Presentation 35 p.

NMG (2022a). NMG Demonstration Plant, Project 210401 Synthèse position SEPMAG Désulfuration UD.xlsx, 2022.

Nesset, J.E., Rosenblum, F. (2017). Self-Heating Test – Tailings and Sulphide Concentrate Samples, NesseTech Consulting Services Inc. report, 6 p.

Peters, O., Imeson, D. (2015). The Scoping Level Evaluation of Two Samples from the Matawinie Graphite Prospect, SGS test report, 30 pp.

Peters, O., Imeson, D. (2015). The Scoping Level Evaluation of Four Composites from the Matawinie Mineralization, SGS test report, 27 pp.

Peters, O., Imeson, D. (2016). The Scoping Level Evaluation of Nine Samples from the Tony Block Mineralization, SGS test report, 52 pp.

Peters, O., Imeson, D. (2017). The Bulk Processing of Two 6 Tonne Samples from the Tony Block Mineralization, SGS test report, 68 pp.

Peters, O., Imeson, D. (2017). The Flowsheet Development on Samples from the Matawinie Mineralization, SGS test report, 141 pp.

Peters, O. (2017/2018). Excel files with comminution test results, flotation mass balances and sizing data from process optimization program.

SGS (2020). Project 14236 11 – Final Report, 44 p.

Reetsang, T. (2020). NMG samples Flammability Testing - Final memo XPS. Project code.3020817.00_, 5 p.

Restifo, C.M., Patterson, H. (2020). Thermal Processing Inc., Laboratory test report for Nouveau Monde Graphite, (20-HMON-74-0155-00), 2020, 7 p.

SGS (2020). Project 14236-13 Grindability Test Summary, 2020, 2 p.

SGS (2020a). SGS Canada Inc. Project 14236-006. The Flowsheet Optimization on Samples from the Matawinie West Mineralization Report + LCT MC2 and VAR Flotation – Excel files, 2020, 80 p.

SGS (2020b). SGS Canada Inc. Project 14236-006 The Flowsheet Optimization on Samples from the Matawinie West Mineralization VAR Flotation – Excel file, 2020.

SGS (2018). SGS Canada Inc. Project 14236-010 - Nouveau Monde Graphite - The Metallurgical Test Program in Support of a Definitive Feasibility Study for the Matawinie Graphite Project, August 21, 2018, 229 p.

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Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

SGS (2019). SGS Canada Inc. Project 14236-010 The Sulphide Rejection Circuit Using Samples from the Matawinie Graphite Project, Report #2, 2019, 16 p.

Soutex Metso Outotec (2021). 329545TQ1 Part A. - Nouveau Monde Graphite - Matawinie Thickening Report – Part A, 2020 – 2021, 40 p

Thermopower Furnaces (2018). Thermopower Furnaces S.A. (PTY) Ltd. Drying Test Report, J02761 - Nouveau Monde Graphite, 2018, 14 p.

27.6.	Infrastructure

These references are from Chapter 18.

Lamont, 2020, Appendix A of the project prediction study.

SNC-Lavalin (2020). 654068-4000-40ER-0001-00-Rapport de faisabilité sur la gestion de l’eau, des résidus et stériles miniers. 3 mars 2020.

Methodology of the dimensioning guide of the American Association of State Highway and Transportation Officials (AASHTO), 1993 edition.

SRK Consulting (Canada) Inc. (2023). Conception de la halde à mort-terrain de la mine de graphite Matawinie. Final. Préparé pour Nouveau Monde Graphite: Saint-Michel-des-Saints, Québec. Numéro de projet : CAPR002717. Émis le 29 septembre 2023

SRK Consulting (Canada) Inc. (2024). Préparation de site de la première phase de la halde de co-disposition du projet minier Matawinie. Final. Préparé pour Nouveau Monde Graphite: Saint-Michel-des-Saints, Québec. Numéro de projet: CAPR002717. Émis le 28 juin 2024.

SRK Consulting (Canada) Inc. (2024). Review of the Engineering of the Co-disposal Facility at the Matawinie Graphite Mine. Final. Issue for : Nouveau Monde Graphite: Saint-Michel-des-Saints, Québec. Project number: CAPR002717. Issued July 9, 2024.

SRK Consulting (Canada) Inc. (2024). Site overall Water Balance for BC1 and BC2 Sizing. Final Issue for: Nouveau Monde Graphite: Saint-Michel-des-Saints, Québec. Project number: CAPR002717. Issued July 19, 2024.

27.7.	Environmental

These references are from Chapter 20.

AARQ (2015). Atlas des amphibiens et des reptiles du Québec : banque de données active depuis 1988 alimentée par des bénévoles et professionnels de la faune. Société d’histoire naturelle de la vallée du Saint-Laurent. Atlas des amphibiens et des reptiles. Results obtained on November 18, 2015.

MARCH 2025	27-8

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Abaziak (2024). Vérification de la Présence de Frêne Noir sur le Lot 3294065, Rapport de visite, Abaziak construction, Mars 2024.

ABFR (2024). Aménagement Bio-Forestier Rivest, Rapport de suivi 2023. Analyse de la qualité des eaux de surface 2024 en lien avec l’exploitation de la mine de Graphite Nouveau Monde Graphite, Saint-Michel-des-Saints. Décembre 2024.

Allaire, A., Cassoff, J., Martel, B.-O., Fortier, S., and Camus, Yann (2022). NI 43-101 Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects, Bécancour, Québec, Canada. Prepared for Nouveau Monde Graphite, dated August 10, 2022. 548 pages.

Anderson, H. (2012). Invasive Reed Canary Grass (Phalaris arundinacea subsp. arundinacea) Best Management Practices in Ontario. Ontario Invasive Plant Council, Peterborough, ON.

AtkinsRealis (2024). Bilan des travaux complémentaires de caractérisation des milieux humides et hydriques de 2021 à 2024 au site du projet minier Matawinie à Saint-Michel-des-Saints, Septembre 2024.

Bazoge, A., D. Lachance et C. Villeneuve (2014). Identification et délimitation des milieux humides du Québec méridional, Ministère du Développement durable, de l’Environnement et de la Lutte contre les changements climatiques, Direction de l’écologie et de la conservation et Direction des politiques de l’eau. Gouvernement du Québec. ISBN 978-2-550-67221-0

Beaulieu, M. (2016). Guide d’intervention - Protection des sols et réhabilitation des terrains contaminés. Ministère du Développement durable, de l’Environnement et de la Lutte contre les changements climatiques.

Centre d’expertise en analyse environnementale du Québec (CEAEQ) (2012). Méthode d’analyse. MA. 100 – Lix.com. 1.1 Protocole de lixiviation pour les espèces inorganiques. Révision 2012-12-07. Gouvernement du Québec. Québec, QC.

Conseil national de recherche Canada. Modeling of Co-disposal. Concepts for Design Criteria, July 30th, 2020, N/d: NRC-EME-56150 Technical Report. 30 juillet 2020. 24 pages.

Consulair (2017). Modélisation des émissions atmosphériques en vue de l’implantation d’une mine de graphite à Matawinie, Version Préliminaire #2.

Couillard L., Dignard, N., Petitclerc, P., Bastien, D., Sabourin, A. et Labrecque, J. (2012). Guide de reconnaissance des habitats forestiers des plantes menacées ou vulnérables. Outaouais, Laurentides et Lanaudière. Ministère des Ressources naturelles et de la Faune et ministère du Développement durable, de l’Environnement et des Parcs. ISBN : 978-2-550-64794-2.

Cepsa Chimie Bécanour Inc. (2022). Projet d’agrandissement du parc de réservoirs de Cepsa Chimie à Bécancour. Dossier du BAPE. Bureau d’audience publique. Gouvernement du Québec. Available online : https://www.bape.gouv.qc.ca/fr/dossiers

MARCH 2025	27-9

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Desrosiers, N., Morin, R. and Jutras, J. (2002). Atlas des micromammifères du Québec. Société de la faune et des parcs du Québec, Direction du développement de la faune, et Fondation de la faune du Québec.

DRA (2018). NI 43-101 Technical Feasibility Study Report for the Matawinie Graphite Project. Final Report. Prepared for Nouveau Monde Graphite Inc.

Environment and Climate Change Canada (2021). Short Duration Rainfall Intensity-Duration-Frequency Data. Trois Rivieres Aqueduc Station. Available online: https://climate.weather.gc.ca/prods_servs/engineering_e.html

Environnement Canada (2022). Données des stations pour le calcul des normales climatiques au Canada de 1981 à 2010. St Narcisse. Available online:

Environment Canada (2025). https://climate.weather.gc.ca/climate_normals/

Environnement et Société (2018). Analyse de la participation publique lors du développement de projets dans la région de Bécancour. Final Report. Prepared for the Society of the PIPB.

Environnement Canada & MDDEP (2007). Environnement Canada et Ministère du Développement durable, de l’Environnement et des Parcs du Québec. Critères pour l’évaluation de la qualité des sédiments au Québec et cadres d’application : prévention, dragage et restauration.

Fabianek, F. (2016). Inventaire acoustique des chiroptères dans la MRC de Matawinie, région de Lanaudière. Compte rendu méthodologique et résultats obtenus. Rapport préparé pour SNC-Lavalin inc.

FNX-Innox (2024). FNX-Innov, 2024, Mise à jour – Évaluation environnementale de site Phase I, réf. F2301941-001_r00, 122 pages.

Gazette officielle du Québec (2021). Lois et règlements. 153e année. Partie 2, no 6. 10 février 2021. Available online: https://www.environnement.gouv.qc.ca/evaluations/decret/2021/47-2021.pdf

Genivar (2007a). Caractérisation environnementale pour une usine de production de silicium de haute pureté, dated July 2007 and issued for Silicium Bécancour Inc. (ref. T-12646).

Genivar (2007b). Demande de certificat d’autorisation pour une usine de production de silicium de haute pureté, dated July 20, 2007, and issued for Silicium Bécancour Inc. (ref. T-12646-200).

Government of Canada (2021). Species at risk public registry. Available online: https://www.canada.ca/en/environment-climate-change/services/species-risk-public-registry.html.

Government of Québec (2021). Loi sur les espèces menacées ou vulnérables, RLRQ c E-12.01. Available online: https://www.canlii.org/fr/qc/legis/lois/rlrq-c-e-12.01/derniere/rlrq-c-e-12.01.html#document.

MARCH 2025	27-10

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Gouvernement du Québec (2016). Statistiques de chasse et de piégeage. Consulté le 6 novembre 2017. http://mffp.gouv.qc.ca/faune/statistiques/chasse-piegeage.jsp.

Hénault, M. (2015). Plan de gestion de l’orignal dans la zone 15. In S. Lefort et S. Massé (éd.). Plan de gestion de l’orignal au Québec 2012-2019. Ministère des Forêts, de la Faune et des Parcs. Direction générale de l’expertise sur la faune et ses habitats et Direction générale du développement de la faune. Gouvernement du Québec. P. 272-299.

Huot, M. and Lebel, F. (2012). Plan de gestion du cerf de Virginie au Québec 2010-2017. Ministère des Ressources naturelles et de la Faune, Secteur Faune Québec, Direction générale de l’expertise sur la faune et ses habitats. Québec, QC.

ISQ (2015b). Institut de la statistique du Québec. Perspectives démographiques, selon le groupe d'âge et le sexe, MRC du Centre-du-Québec, Scénario A, 2011, 2016, 2021, 2026, 2031 et 2036.

ISQ (2024). Statistics Canada Census, 2021. https://statistique.quebec.ca/fr/fichier/panorama-des-regions-du-quebec-edition-2024.pdf

ISQ 2024b. Institut de la statistique du Québec. https://statistique.quebec.ca/fr/fichier/population-totale-projetee-scenarios-mrc-quebec.xlsx

IUCN (2022). The IUCN Red List of Threatened Species. Version 2021-3. ISSN 2307-8235. Available online: https://www.iucnredlist.org

Lamont and MDAG (2020). Prédiction de la qualité des eaux dans la fosse et effets sur le milieu récepteur sous différentes conditions. Projet Matawinie. Préparé pour Nouveau Monde Graphite. January 2020.

Lamont et MDAG (2020). Addenda - Précisions sur la prédiction de la qualité des eaux souterraines au futur site du projet Matawinie. Daté du 2 juin 2020. Réponses au MELCC mai 2020 20 pages.

Lamontagne, G.H., Jolicoeur, H. and Lefort, S. (2006). Plan de gestion de l’ours noir, 2006-2013. Ministère des Ressources naturelles et de la Faune, Direction du développement de la faune. Gouvernement du Québec.

LégisQuébec (2018). Gouvernement du Québec, Publications Québec. Loi sur la Société du parc industriel et portuaire de Bécancour.

LCL Environnement (2018). Évaluation environnementale de site Phase I pour le lot 4 110 598 (5500, rue Yvon-Trudeau, Bécancour), dated December 17, 2018, and issued for 9371-8286 Québec Inc. (ref. ENV-1332-3034).

LCL Environnement (2019). Caractérisation environnementale de site Phase II pour le lot 4 110 598 (5500, rue Yvon-Trudeau, Bécancour), dated March 27, 2019, and issued for 9371-8286 Québec Inc. (ref. ENV-1386-3120). MERN, 2019. Lots Datasheet available on the Banque cadastrale du Québec and issued on October 3, 2019.

MARCH 2025	27-11

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

MAMOT (a). Gouvernement du Québec, ministère des Affaires municipales et de l'Occupation du territoire. Répertoire des municipalités – Bécancour

MAMOT ([s. d.]-b). Gouvernement du Québec, ministère des Affaires municipales et de l'Occupation du territoire. Décret de population.

MDDELCC (2017). Lignes directrices pour l’utilisation des objectifs environnementaux de rejet relatifs aux rejets industriels dans le milieu aquatique – Comparaison entre les concentrations mesurées à l’effluent et les objectifs environnementaux de rejet pour les entreprises existantes (ADDENDA). Ministère du Développement durable, de l’Environnement et de la Lutte contre les changements climatiques, Gouvernement du Québec. ISBN 978-2-550-78291-9

MDDEP (2008). Lignes directrices pour l’utilisation des objectifs environnementaux de rejet relatifs aux rejets industriels dans le milieu aquatique. Ministère du Développement Durable, de l’Environnement et des Parcs. Gouvernement du Québec.

MDDEP (2012). Ministère du Développement durable, de l’Environnement et des Parcs. Directive 019 sur l’industrie minière. ISBN : 978-2-550-64507-8

MELCC (2021). Guide d’intervention – Protection des sols et réhabilitation des terrains contaminés. Ministère de l’Environnement et de la lutte contre les changements climatiques. Direction du Programme de réduction des rejets industriels et des Lieux contaminés. Gouvernement du Québec. Mai 2021, 326 p ISBN : 978-2-550-83515-8. [http://www.environnement.gouv.qc.ca/sol/terrains/guide-intervention/guide-intervention-protectionrehab.pdf]

MELCC (2022). Règlement sur l’encadrement d’activités en fonction de leur impact sur l’environnement (REAFIE). Modernisation du régime d’autorisation environnementale. Loi sur la qualité de l’environnement (LQE). Ministère de l’environnement et de la lutte contre les changements climatiques. Gouvernement du Québec.

MEND (2009). Mining Environment Neutral Drainage Program. Prediction Manuel for Drainage Chemistry from Sulphidic Geologic Materials. Report 1.20.1. Natural Resources Canada. December 2009.

Ministère de l’Économie, de l’Innovation et de l’Énergie (2020 and 2024). Secteur des entreprises - Ministère de l'Économie, de l'Innovation et de l'Énergie.

https://www.economie.gouv.qc.ca/pages-regionales/centre-du-quebec/portrait-regional/secteur-des-entreprises. Consulté le 25 mars 202

MARCH 2025	27-12

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

MRC de Bécancour (2014). Appendix J of the City of Bécancour’s Zoning Regulation and referring to Plan 11-4 of R-1430 "Schéma d’aménagement et de développement révisé" of the Bécancour MRC. Available online: https://www.becancour.net/citoyens/permis-certificats-et-programmes-d-aide/reglementation-d-urbanisme/reglement-de-zonage/

MRC Matawinie (2013). Règlement relatif aux nuisances. Règlement numéro TNO-45-2011. Province de Québec. Municipalité régionale de comté de Matawinie. Territoire non organisé. Mis à jour en décembre 2013.

MERN (2022). Ministère de l’Énergie et des Ressources naturelles. Guide de préparation du plan de réaménagement et de restauration des sites miniers au Québec.

MFFP (2015). Ministère des Forêts, de la Faune et des Parcs. Demande d’informations fauniques. Ministère des Forêts, de la Faune et des Parcs. Gouvernement du Québec. Results obtained on December 4th, 2015.

MFFP (2016). Statistiques de chasse et de piégeage. Ministère des Forêts, de la Faune et des Parcs. Gouvernement du Québec. Consulted on November 6, 2017. http://mffp.gouv.qc.ca/faune/statistiques/chasse-piegeage.jsp/.

MFFP (2021). Règlement sur l’aménagement durable des forêts du domaine de l’État (RADF). Loi sur l’aménagement durable du territoire forestier. Ministère des Forêts, de la Faune et des Parcs. Gouvernement du Québec.

NMG (2019). Nouvelles – Soutien réaffirmé envers le projet Matawinie. Nouveau Monde Graphite inc. Nouveau Monde fait le point sur ses efforts d’acceptabilité sociale. Available online : https://nmg.com/fr/soutien-reaffirme-envers-le-projet-matawinie/

NMG (2021). Projet Minier Matawinie. Tableau de suivi des engagements et des conditions environnementales. Décembre 2021. Available online : https://nmg.com/wp-content/uploads/2021/04/Copie-de-NMG-Tableau-de-suivi-des-engagements.pdf

NMG (2022). Nouveau Monde Graphite. Climate Action Plan 2022 – 2030, dated February 24, 2022. https://nmg.com/wp-content/uploads/2022/02/NMG_Plan_d_action_climatique_EN_V2.pdf

Ouranos (2015). Vers l’adaptation. Synthèse des connaissances sur les changements climatiques au Québec. Édition 2015. Montréal, Québec : Ouranos. 415 p. ISBN: 978-2-923292-18-2.

Prescott, J. and Richard, P. (2013). Mammifères du Québec et de l’est du Canada. Éditions Michel Quintin. Waterloo, QC.

Price (2009). Price, W.A. 2009. Prediction Manual for Drainage Chemistry from Sulphidic Geologic Materials. Canadian Mine Environment Neutral Drainage Report 1.20.1, Natural Resources Canada, dated December 2009.

MARCH 2025	27-13

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

Projet Bécancour AG. (2019). Projet de construction d'une usine intégrée de production d'engrais et de méthanol à Bécancour. Available online: www.ree.environnement.gouv.qc.ca Transfert.

SMC (2022). Service météologique du Canada. Station de Trois-Rivières. Environnement Canada. ID Climatologique: 7018562. Source: https://climate.weather.gc.ca/

SNC-Lavalin (2016a). Étude hydrogéologique préliminaire - Inventaires de terrain - Zone Ouest du bloc Tony. Report prepared for Entreprises minières Nouveau Monde. Montréal, QC.

SNC-Lavalin (2016b). Caractérisation de l’ambiance sonore initiale. Report prepared for Entreprises minières Nouveau Monde. Montréal, QC.

SNC-Lavalin (2016c). Projet Matawinie – Inventaire des micromammifères et des anoures. Report prepared for Entreprises minières Nouveau Monde. Lévis, QC.

SNC-Lavalin (2017a). Climat et hydrologie. Report prepared for Entreprises minières du Nouveau Monde. Lévis, QC.

SNC-Lavalin (2017b). Qualité de l’air initiale. Report prepared for Entreprises minières Nouveau Monde. Montréal, QC.

SNC-Lavalin (2017c). Caractérisation environnementale des sols – Zone Ouest du Bloc Tony - Saint-Michel-des-Saints (Québec). Report prepared for Entreprises minières du Nouveau Monde. Montréal, QC.

SNC-Lavalin (2017d). Caractérisation des eaux de surface et des sédiments - Projet Matawinie. Report prepared for Nouveau Monde Graphite. Lévis, QC.

SNC-Lavalin (2017e). Preliminary Geochemical Characterization of Mine Wastes (Draft). Matawinie Graphite Project. Prepared for Nouveau Monde Graphite. Lévis, QC.

SNC-Lavalin (2017f). Étude hydrogéologique préliminaire - Zone Ouest du bloc Tony. Report prepared for Entreprises minières du Nouveau Monde. Montréal, QC.

SNC-Lavalin (2017g). Projet Matawinie – Végétation, milieux humides et espèces floristiques en situation précaire, exotiques et envahissantes. Report prepared for Entreprises minières du Nouveau Monde. Lévis, QC.

SNC-Lavalin (2017h). Caractérisation des cours d’eau et inventaires de la faune ichtyenne et benthique - Projet Matawinie. Report prepared for Entreprises minières du Nouveau Monde. Lévis, QC.

SNC-Lavalin (2017i). Projet Matawinie – Inventaire de l’herpétofaune. Report prepared for Nouveau Monde Graphite. Lévis, QC.

SNC-Lavalin (2017j). Projet Matawinie – Inventaire de l’avifaune nicheuse. Report prepared for Entreprises minières Nouveau Monde. Lévis, QC.

MARCH 2025	27-14

Nouveau Monde Graphite NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects

SNC-Lavalin (2018a). Climat et hydrologie. Report prepared for Entreprises minières du Nouveau Monde. Lévis, QC.

SNC-Lavalin (2018b). Caractérisation environnementale des sols 2016 et Caractérisation environnementale complémentaire des sols 2017 – Saint-Michel-des-Saints (Québec). Report prepared for Entreprises minières du Nouveau Monde. Lévis, QC.

SNC-Lavalin (2019). Projet Matawinie – Caractérisation physicochimique de l’état initial des sols – Saint-Michel-des-Saints (Québec) – Nouveau Monde Graphite, par SNC-Lavalin, octobre 2019, totalisant environ 317 pages incluant 7 annexes.

SNC Lavalin. 2019. Geochemistry Test Work Program Technical Report. Nouveau Monde Graphite, dated March 25, 2019.

SNC-Lavalin (2019a). Étude d’impact sur l’environnement déposée au MELCC - Projet d’agrandissement du parc de réservoirs de Cepsa Chimie à Bécancour. Final Report.
Ref. MELCC #3211-19-016. Ref. SNC #662823.

SNC-Lavalin (2019b). Étude d’impact sur l’environnement déposée au MELCC - Projet de construction d’une usine intégrée de production d’engrais et de méthanol à Bécancour (Projet Bécancour.ag). Final Report. Ref. MELCC #3211-14-040. Ref. SNC #652577.

SNC-Lavalin (2019b). Plan de réaménagement et restauration pour le site du projet Matawinie Réf.: 3211-16-019, Octobre 2019, 767 pages.

SNC-Lavalin GEM Québec inc. (2019). Projet Matawinie - Végétation, milieux humides et espèces floristiques à statut particulier, exotiques et envahissantes, rapport sectoriel 002, Lévis, 19 p. + annexes.

SNC-Lavalin (2020). Projet Matawinie – Mise à jour du modèle hydrogéologique FEFLOW – 669870-EG-L01-00, daté de février 2020, 64 pages.

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